As filed with the Securities and Exchange Commission on March 24, 2021
No. 333-251397

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STAR PEAK ENERGY TRANSITION CORP.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-1972187 (I.R.S. Employer Identification No.)
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
Telephone: (847) 905-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Scheyer
Chief Executive Officer
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
Telephone: (847) 905-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Matthew R. Pacey, P.C. Bryan D. Flannery Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 Tel: (713) 836-3600	John T. Gaffney Evan M. D’Amico Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, please place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.0001 per share	64,999,790	$14.88	$967,196,875.20	$105,522.00

(1)
Represents the estimated maximum number of shares of the registrant’s Class A common stock to be issued by the registrant to securityholders of Stem, Inc. in connection with the transactions described herein, estimated solely for the purpose of calculating the registration fee, as is based on the sum of (a) 53,775,396 shares of Class A common stock issuable in respect of the outstanding shares of common stock of Stem, Inc. (after giving effect to conversion of all preferred stock and convertible securities, and certain warrants of Stem, Inc. into common stock of Stem, Inc. as described herein) immediately prior to the consummation of the transactions described herein and (b) 11,224,394 shares of Class A common stock issuable in respect of certain outstanding options and warrants to purchase capital stock of Stem, Inc., immediately prior to the consummation of the transactions described herein.

(2)
Estimated solely for the purpose of calculating the registration fee, based on $14.88, the average of the high and low sales prices of the registrant’s Class A common stock on December 9, 2020 (a date within five (5) business days prior to the date of this registration statement). This calculation is in accordance with Rule 457(c) and Rule 457(f)(1) of the Securities Act of 1933, as amended.

(3)
Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION

Dear Stockholder:
On December 3, 2020, Star Peak Energy Transition Corp., a Delaware corporation (“STPK”), entered into an Agreement and Plan of Merger (the “merger agreement”) with STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK (“Merger Sub”) and Stem, Inc., a Delaware corporation (“Stem”). If the merger agreement is adopted by Stem’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of common stock of STPK (“New Stem Common Stock”) to be issued or reserved as the merger consideration, is approved by STPK’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK (the “merger”).
Immediately prior to the effective time of the merger, each outstanding share of Stem common stock, including common stock held by prior owners of Stem preferred stock (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) (“Existing Stem Common Stock”), will be cancelled and converted into the right to receive a pro rata portion of approximately 65,000,000 shares of New Stem Common Stock (less any shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger).
Subject to the assumptions set forth under “Basis of Presentation and Glossary” in the accompanying proxy statement/consent solicitation statement/prospectus and assuming that the merger effective date were           , 2021, the record date for the STPK Special Meeting (as defined below), the exchange ratio would have been approximately 0.216 of a share of New Stem Common Stock for each share of Existing Stem Common Stock (the “Exchange Ratio”) (assuming for purposes of such calculation that (i) all outstanding shares of Stem preferred stock have converted into New Stem Common Stock, (ii) substantially all outstanding Stem warrants have converted into Stem common stock and (iii) 51,735,290 shares of Stem common stock issuable upon the exercise of existing options and warrants of Stem are assumed by STPK and remain outstanding at the closing of the merger (and, following the consummation of the merger, will be exercisable for an adjusted number of shares of New Stem Common Stock in accordance with the Exchange Ratio) except, in each case, for any resulting fractional shares of New Stem Common Stock (which will instead be paid in cash in an amount equal to the fractional amount multiplied by $10.00)).
The total number of shares of New Stem Common Stock expected to be issued in the merger at the closing of the merger is approximately 65,000,000 (including shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger), and holders of shares of Stem common stock as of immediately prior to the closing of the merger (and following the conversion of Stem preferred stock, Stem Warrants and Convertible Notes into New Stem Common Stock) will hold, in the aggregate, approximately 48% and 66.9% of the issued and outstanding shares of New Stem Common Stock immediately following the closing of the merger, assuming no shares of STPK common stock are redeemed and the maximum number of shares of STPK common stock are redeemed, respectively.
STPK’s units, Class A Common Stock and public warrants are publicly traded on the New York Stock Exchange (the “NYSE”). We intend to list the combined company’s common stock and public warrants on the NYSE under the symbols STEM and STEM WS, respectively, upon the closing of the merger. STPK will not have units traded following closing of the merger.
STPK will hold a special meeting in lieu of the 2021 annual meeting of stockholders (the “STPK Special Meeting”) to consider matters relating to the proposed merger. STPK and Stem cannot complete the merger unless STPK’s stockholders consent to the approval of the merger agreement and the transactions contemplated thereby, including the issuance of New Stem Common Stock to be issued as the merger consideration, and Stem’s stockholders consent to adoption and approval of the merger agreement and the transactions contemplated thereby. STPK and Stem are sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus.
The STPK Special Meeting will be held on           , 2021, at         Eastern Time, via a virtual meeting. In light of the novel coronavirus disease (referred to as “COVID-19”) pandemic and to support the well-being of STPK’s stockholders and partners, the STPK Special Meeting will be completely virtual. You may attend the meeting and vote your shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/starpeakcorp/2021. You will need the control number that is printed on your proxy card to enter the STPK Special Meeting. STPK recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the STPK Special Meeting starts. Please note that you will not be able to attend the STPK Special Meeting in person.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CLASS A COMMON STOCK YOU OWN. To ensure your representation at the STPK Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
The STPK board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that STPK stockholders vote “FOR” the approval of the merger agreement, “FOR” the issuance of New Stem Common Stock to be issued as the merger consideration and “FOR” the other matters to be considered at the STPK Special Meeting.
The Stem board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Stem stockholders consent to adopt and approve in all respects the merger agreement and the merger (the “Business Combination Proposal”).
This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about STPK and Stem and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 24 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.
If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact Morrow Sodali, STPK’s proxy solicitor, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at STPK.info@investor.morrowsodali.com.
Sincerely,
/s/ Eric Scheyer Eric Scheyer Chief Executive Officer
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger, the issuance of shares of New Stem Common Stock in connection with the merger or the other transactions described in this proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/consent solicitation statement/prospectus is dated           , 2021, and is first being mailed to stockholders of STPK on or about           , 2021.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION
Star Peak Energy Transition Corp.
NOTICE OF THE SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2021
NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2021 annual meeting of the stockholders (the “STPK Special Meeting”), of Star Peak Energy Transition Corp., a Delaware corporation (which is referred to as “STPK”) will be held virtually, conducted via live audio webcast at https://www.cstproxy.com/starpeakcorp/2021,           Eastern Time, on                 , 2021. You will need the control number that is printed on your proxy card to enter the STPK Special Meeting. STPK recommends that you log in at least 15 minutes before the STPK Special Meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the STPK Special Meeting in person. You are cordially invited to attend the STPK Special Meeting for the following purposes:
1.
The Business Combination Proposal — To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 3, 2020 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK (“Merger Sub”) and Stem, Inc., a Delaware corporation (“Stem”). If the merger agreement is adopted by Stem’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of common stock of STPK (“New Stem Common Stock”) to be issued as the merger consideration, is approved by STPK’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK (the “merger”). A copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A (Proposal No. 1);

2.
The Charter Proposals — To consider and vote upon (collectively, the “Charter Proposals”):

a.
separate proposals to approve the following amendments to STPK’s current amended and restated certificate of incorporation (the “Existing Charter”) as set forth in the proposed amended and restated certificate of incorporation of STPK (the “Proposed Charter”) that will be in effect upon the closing of the merger (the “closing”), a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B:

i.
to increase the number of authorized shares of New Stem Common Stock from 400,000,000 to 500,000,000 and to authorize the issuance of up to 1,000,000 of New Stem preferred stock (Proposal No. 2);

ii.
to eliminate the Class B Common Stock classification and provide for a single class of common stock (Proposal No. 3);

iii.
to provide that the number of authorized shares of common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”) (Proposal No. 4);

iv.
to provide that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon (Proposal No. 5);

v.
to provide that amendments to STPK’s waiver of corporate opportunities will be prospective only and provide certain other clarificatory amendments to the waiver of corporate opportunities provision (Proposal No. 6);

vi.
to provide that the vote of 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal the bylaws or any provision of the Proposed Charter inconsistent with Section 5.2 of Article V (classification of the board of directors), Article VI (Stockholder

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION
Action), Article VIII (Amendment), Article IX (Liability of Directors), Article X (Corporate Opportunity) or Article XI (Forum for Adjudication of Disputes) (Proposal No. 7); and
b.
conditioned upon the approval of Proposals No. 2 through 7 above, a proposal to approve the Proposed Charter, which includes the approval of all other changes in the Proposed Charter in connection with replacing the Existing Charter with the Proposed Charter, including changing STPK’s name from “Star Peak Energy Transition Corp.” to “Stem, Inc.” as of the closing of the merger (Proposal No. 8);

3.
The NYSE Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”): (i) the issuance of shares of New Stem Common Stock immediately following the consummation of the merger) pursuant to the PIPE Agreements (as defined herein); (ii) the issuance of shares of New Stem Common Stock pursuant to the merger agreement; and (iii) the related change of control of STPK that will occur in connection with consummation of the merger and the other transactions contemplated by the merger agreement and PIPE Agreements (Proposal No. 9);

4.
The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Incentive Plan (as defined herein) (Proposal No. 10); and

5..
The Adjournment Proposal — To consider and vote upon a proposal to adjourn the STPK Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the STPK Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the NYSE Proposal or the Incentive Plan Proposal, or holders of STPK’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that STPK would have less than $5,000,001 of net tangible assets (Proposal No. 11).

Only holders of record of Class A Common Stock and Class B Common Stock (each as defined herein) at the close of business on           , 2021 are entitled to notice of the STPK Special Meeting and to vote at the STPK Special Meeting and any adjournments or postponements of the STPK Special Meeting. A complete list of STPK stockholders of record entitled to vote at the STPK Special Meeting will be available for ten (10) days before the STPK Special Meeting at the principal executive offices of STPK for inspection by stockholders during ordinary business hours for any purpose germane to the STPK Special Meeting. The eligible STPK stockholder list will also be available at that time on the STPK Special Meeting website for examination by any stockholder attending the STPK Special Meeting live audio webcast.
Pursuant to STPK’s Existing Charter, STPK will provide holders (“public stockholders”) of its Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) with the opportunity to redeem their shares of Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”), which holds the proceeds of STPK’s initial public offering (“STPK’s IPO”) as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to STPK to pay taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of approximately $383.7 million on December 31, 2020, the estimated per share redemption price would have been approximately $10.13, excluding additional interest earned on the funds held in the Trust Account and not previously released to STPK to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Class A Common Stock. Star Peak Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and STPK’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the merger with respect to any shares of Class A Common Stock they may hold. Currently, the Sponsor owns approximately 20% of STPK’s common stock, consisting of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “common stock”),

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION
initially purchased by the Sponsor in a private placement and a subsequent dividend thereon prior to STPK’s IPO, and the shares of Class A Common Stock, issued upon the conversion thereof (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price. The Sponsor and STPK’s directors and officers have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal.
Approval of the Business Combination Proposal, the NYSE Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of STPK common stock, voting together as a single class, and the affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a single class. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present. The STPK board of directors has already approved each of the proposals.
As of December 31, 2020, there was approximately $383.7 million in the Trust Account, which STPK intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/consent solicitation statement/prospectus and to pay approximately $13,425,476.40 in deferred underwriting commissions to the underwriters of STPK’s IPO. Each redemption of Class A Common Stock by its public stockholders will decrease the amount in the Trust Account. STPK will not consummate the merger if the redemption of Class A Common Stock would result in STPK’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).
If STPK stockholders fail to approve the Business Combination Proposal or the NYSE Proposal, or, unless otherwise waived by Stem and STPK, the Charter Proposals or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. The proxy statement/consent solicitation statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the STPK Special Meeting. Please review the proxy statement/consent solicitation statement/prospectus carefully.
The STPK board of directors has set           , 2021 as the record date for the STPK Special Meeting. Only holders of record of shares of STPK common stock at the close of business on           , 2021 will be entitled to notice of and to vote at the STPK Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the STPK Special Meeting may attend the meeting virtually and is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of STPK common stock.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF STPK COMMON STOCK YOU OWN. Whether or not you plan to attend the STPK Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
The STPK board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal and “FOR” the Incentive Plan Proposal.
If you have any questions or need assistance with voting, please contact Morrow Sodali, STPK’s proxy solicitor, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at STPK.info@investor.morrowsodali.com.
If you plan to attend the STPK Special Meeting and are a beneficial investor who owns your investments through a bank or broker, you will need to contact Continental Stock Transfer & Trust Company to receive

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION
a control number. Please read carefully the sections in the proxy statement/consent solicitation statement/prospectus regarding attending and voting at the STPK Special Meeting to ensure that you comply with these requirements.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Michael C. Morgan

Michael C. Morgan
Chairman of the Board

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED MARCH 24, 2021, SUBJECT TO COMPLETION

Stem, Inc.
100 Rollins Road,
Millbrae, CA 94030
NOTICE OF SOLICITATION OF WRITTEN CONSENT
To Stockholders of Stem, Inc.:
Pursuant to an Agreement and Plan of Merger, dated as of December 3, 2020 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among Stem, Inc. (“Stem”), Star Peak Energy Transition Corp., a Delaware corporation (which is referred to as “STPK”), STPK Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of STPK (“Merger Sub”), Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK (the “merger”).
This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Stem board of directors to request that holders of Stem common stock and preferred stock (with respect to the common stock such holders will hold upon conversion of their preferred stock) execute and return written consents to adopt and approve the merger agreement and the merger.
Concurrent with the execution of the merger agreement, certain holders representing greater than 65% of the outstanding shares of Stem common stock and Stem preferred stock (determined on an as-converted basis) (“supporting holders”) entered into support agreements (the “support agreements”) with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent adopting the merger agreement and approving the merger, within two (2) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC, adopting the merger agreement, approving the merger and converting the Stem preferred stock to Stem common stock effective immediately prior to, and conditioned upon, the effective time of the merger agreement.
This proxy statement/consent solicitation statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.
The Stem board of directors has considered the merger and the terms of the merger agreement and has unanimously determined that the merger and the merger agreement are advisable, fair to and in the best interests of Stem and its stockholders and recommends that Stem stockholders adopt the merger agreement by submitting a written consent.
Please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and return it promptly to Stem by one of the means described in “Stem’s Solicitation of Written Consents.”

i

BASIS OF PRESENTATION AND GLOSSARY
As used in this proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires:
•
references to “Convertible Notes” are to convertible promissory notes issued by the Company from April 2019 through July 2019, to various holders, with an original total issuance amount of $65,726,000, and inclusive of all subsequent issuances of convertible promissory notes thereafter;

•
references to “Convertible Notes Amendment” is to that certain Amendment No. 3 to Subordinated Convertible Notes, dated as of December 3, 2020 (the “Convertible Notes Amendment”), pursuant to which the Convertible Promissory then outstanding shall, immediately prior to the Effective Time, be converted into Existing Stem Common Stock in accordance with the terms thereof;

•
references to “effective time” are to the time at which the merger becomes effective;

•
references to “Founder Shares” are to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), initially purchased by the Sponsor in a private placement and a subsequent stock split prior to Star Peak Energy Transition Corp.’s initial public offering, and the shares of Class A Common Stock and, together with the Class B Common Stock (the “common stock”), issued upon the conversion thereof;

•
references to “measurement time” are to 12:01 a.m. Eastern Time on the date at which the merger becomes effective;

•
references to “merger” are to the proposed merger of Stem with and into Merger Sub, with Stem surviving as a wholly owned subsidiary of New Stem;

•
references to “Merger Sub” are to STPK Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of STPK;

•
references to “New Stem” are to Stem, Inc. (formerly Star Peak Energy Transition Corp.), after giving effect to the merger;

•
references to “New Stem Common Stock” are to, at and following the effective time, New Stem Common Stock, par value $0.0001;

•
references to “New Stem Preferred Stock” are to, at any time following the effective time, New Stem Preferred Stock, par value $0.0001 per share. Following consummation of the merger, New Stem is not expected to have any shares of New Stem Preferred Stock outstanding.

•
references to “Pre-Closing Holders” are to all persons who hold one or more shares of Stem common stock, $0.01 par value per share, including common stock held by prior owners of Stem Preferred Stock (as defined herein) (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) (“Existing Stem Common Stock”), Stem options, Stem restricted stock units or Stem warrants immediately prior to the effective time;

•
references to “Stem” or to the “Company” are to Stem, Inc. and its consolidated subsidiaries prior to giving effect to the merger and Stem Holdings, Inc. after giving effect to the merger;

•
references to “Stem Options” are to options granted by the Company to purchase Existing Stem Common Stock;

•
references to “Stem Warrants” are to, collectively, warrants issued by the Company to purchase Existing Stem Common Stock and Stem Preferred Stock;

•
references to “STPK” are to Star Peak Energy Transition Corp. before giving effect to the merger;

•
references to “STPK common stock” are to, prior to the effective time, collectively, STPK’s Class A Common Stock, par value $0.0001 per share, and STPK’s Class B Common Stock, par value $0.0001 per share;

•
references to “STPK Warrants” are to warrants issued by STPK to purchase one (1) share of STPK Class A Common Stock at a price of $11.50 per share, subject to adjustment; and

•
references to “STPK Options” are to, an option to purchase a number of shares of New Stem Common Stock equal to the number shares of Existing Stem Common Stock subject to such Stem Option immediately prior to the effective time multiplied by the exchange ratio set forth in the merger agreement (rounded down to the nearest whole share) and at an exercise price per share of STPK common stock equal to the exercise price per share of Existing Stem Common Stock subject to such Stem Option divided by the exchange ratio set forth in the merger agreement (rounded up to the nearest whole cent).

Unless specified otherwise, amounts in this proxy statement/consent solicitation statement/prospectus are presented in United States (“U.S.”) dollars.
Defined terms in the financial statements contained in this proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.
Unless otherwise specified, the share calculations and ownership percentages set forth in this proxy statement/consent solicitation statement/prospectus with respect to New Stem’s stockholders immediately following the effective time are for illustrative purposes only and assume the following:
(i)
no exercise of the 12,786,168 public warrants or 7,181,134 Private Placement Warrants (as defined herein) that will remain outstanding following the merger, which will become exercisable at the holder’s option at the later of thirty (30) days after closing of the merger and 12 months from the closing of STPK’s IPO at an exercise price of $11.50 per share, provided that STPK has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the public warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within sixty (60) days of the date of this proxy statement/consent solicitation statement/prospectus;

(ii)
22.5 million shares of New Stem Common Stock are issued in connection with the PIPE Investment (as defined herein) for aggregate cash proceeds of $225.0 million to STPK immediately following the effective time of the merger;

(iii)
at the measurement time, there is an estimated $108.6 million in aggregate outstanding debt of Stem and its subsidiaries (which assumption is subject to change);

(iv)
at the measurement time, Stem has an estimated $13.8 million cash and cash equivalents on hand (which assumption is subject to change);

(v)
at the measurement time, there is an estimated aggregate of $53.8 million of unpaid transaction expenses payable in cash, of which $29.3 million is attributable to STPK (with $6.8 million representing fees payable by STPK and its affiliates in connection with the PIPE Investment) and $24.5 million is attributable to Stem (which assumption is subject to change); and

(vi)
at the measurement time, there is no adjustment to the total merger consideration pursuant to the merger agreement for Acquisition Proposals (as defined herein) (which assumption is subject to change).

Beneficial ownership throughout this proxy statement/consent solicitation statement/prospectus with respect to New Stem’s stockholders is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

QUESTIONS AND ANSWERS
The following are answers to certain questions that you, as a stockholder of STPK may have regarding the merger, the stockholder meeting and the consent solicitation. We urge you to read carefully the remainder of this proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/consent solicitation statement/prospectus.
QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:
WHAT IS THE MERGER?

A:
STPK, Merger Sub, and Stem have entered into an Agreement and Plan of Merger, dated as of December 3, 2020, (as it may be amended and/or restated from time to time, the “merger agreement”), pursuant to which Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK.

STPK will hold the STPK Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement and you are receiving this proxy statement/consent solicitation statement/prospectus in connection with such meeting. Stem is also providing these consent solicitation materials to the holders of Existing Stem Common Stock and the holders of Stem’s preferred stock designated as “Senior Preferred Stock” in its ninth amended and restated certificate of incorporation (the “Stem certificate”), consisting of Series A Preferred Stock, Series A’ Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C’ Preferred Stock, Series D Preferred Stock, Series D’ Preferred Stock (collectively, the “Stem Senior Preferred Stock”) and the holders of Stem’s preferred stock designated as “Series 1 Preferred Stock” in the Stem certificate (the “Stem Series 1 Preferred Stock” and, together with the Stem Senior Preferred Stock, the “Stem Preferred Stock”) to solicit, among other things, the required written consent to adopt and approve in all respects the merger agreement and the merger (the “Business Combination Proposal”). See “The Merger Agreement” beginning on page 174. In addition, a copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to carefully read this proxy statement/consent solicitation statement/prospectus and the merger agreement in their entirety.
Q:
WHY AM I RECEIVING THIS DOCUMENT?

A:
STPK is sending this proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of STPK common stock with respect to the matters to be considered at the STPK Special Meeting. Stem is also providing these consent solicitation materials to the holders of Existing Stem Common Stock and Stem Preferred Stock in order to solicit such holders’ written consent to the Business Combination Proposal and the Charter Proposals.

The merger cannot be completed unless STPK’s stockholders approve the Business Combination Proposal, the Charter Proposals, the NYSE Proposal and the Incentive Plan Proposal, set forth in this proxy statement/consent solicitation statement/prospectus. Information about the STPK Special Meeting, the consent solicitation, the merger and the other business to be considered by stockholders at the STPK Special Meeting is contained in this proxy statement/consent solicitation statement/prospectus.
This document constitutes a proxy statement of STPK, a consent solicitation statement of Stem and a prospectus of STPK. It is a proxy statement because the board of directors of STPK is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a consent solicitation statement because the board of directors of Stem is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because STPK, in connection with the merger, is offering shares of New Stem Common Stock in exchange for the outstanding shares of Existing Stem Common Stock. See “The Merger Agreement — Merger Consideration.”

v

Q:
WHAT WILL HAPPEN TO STPK’S SECURITIES UPON CONSUMMATION OF THE MERGER?

A:
STPK’s units, Class A Common Stock and public warrants are publicly traded on the NYSE under the symbols “STPK.U,” “STPK,” and “STPK WS,” respectively. Upon consummation of the merger, STPK will have one class of common stock that will be listed on the NYSE under the symbol STEM and its warrants will be listed on the NYSE under the symbol STEM WS. STPK will not have units traded on the NYSE following the consummation of the merger and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. STPK warrant holders and those stockholders who do not elect to have their shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to STPK or STPK’s transfer agent and they will remain outstanding.

Q:
WHAT WILL STEM STOCKHOLDERS RECEIVE IN THE MERGER?

A:
Immediately prior to the effective time of the merger, each outstanding share of Existing Stem Common Stock, including common stock held by prior owners of Stem Preferred Stock (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) will be cancelled and converted into the right to receive a pro rata portion (on a fully-diluted basis) of approximately 65,000,000 shares of New Stem Common Stock (taking into account the portion of such shares New Stem Common Stock reserved for issuance upon the future exercise of the STPK Options and STPK Warrants after the closing in accordance with the Merger Agreement).

Subject to the assumptions set forth under “Basis of Presentation and Glossary” in the accompanying proxy statement/consent solicitation statement/prospectus and assuming that the merger effective date were            , 2021, the record date for the STPK Special Meeting (as defined below), the exchange ratio would have been approximately 0.216 of a share of New Stem Common Stock for each share of Existing Stem Common Stock (assuming for purposes of such calculation that all outstanding shares of Stem Preferred Stock and Stem Warrants have converted into Existing Stem Common Stock), except for any resulting fractional shares of New Stem Common Stock (which will instead be paid in cash in an amount equal to the fractional amount multiplied by $10.00).
Q:
WHEN WILL THE MERGER BE COMPLETED?

A:
The parties currently expect that the merger will be completed during the first quarter of 2021. However, neither STPK nor Stem can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. STPK must first obtain the approval of STPK stockholders for each of the proposals set forth in this proxy statement/consent solicitation statement/prospectus for their approval (other than the Adjournment Proposal) and STPK and Stem must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement — Conditions to the Merger” beginning on page 186.

Q:
WHAT HAPPENS TO STEM STOCKHOLDERS IF THE MERGER IS NOT COMPLETED?

A:
If the merger is not completed, Stem stockholders will not receive any consideration for their shares of Existing Stem Common Stock, and such shares will not be converted into STPK common stock. Instead, Stem will remain an independent company. See “The Merger Agreement — Termination” and “Risk Factors” beginning on page 187 and page 24, respectively.

QUESTIONS AND ANSWERS ABOUT THE STPK SPECIAL MEETING
Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
STPK stockholders are being asked to vote on the following proposals:

1.
the Business Combination Proposal;

2.
the Charter Proposals;

3.
the Director Election Proposal;

4.
the Incentive Plan Proposal; and

5.
the Adjournment Proposal.

If STPK stockholders fail to approve the Business Combination Proposal or the NYSE Proposal, or, unless otherwise waived by Stem and STPK, the Charter Proposals or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
Q:
WHY IS STPK PROPOSING THE MERGER?

A:
STPK was organized to effect a merger, capital stock exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (collectively, a “business combination”).

On August 20, 2020, STPK completed its initial public offering (“IPO”), generating gross proceeds of $350 million, which were placed in a trust account (the “Trust Account”). Since STPK’s IPO, STPK’s activity has been limited to the evaluation of business combination candidates.
Stem (i) provides its customers, which include commercial and industrial enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers, that it delivers through its partners, including solar project developers and engineering, procurement and construction firms and (ii) Stem provides its customers, through its Athena artificial intelligence platform (“Athena”), with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where Stem operates its customers’ systems, Stem has agreements to manage the energy storage systems utilizing the Athena platform to participate in energy markets and to share the revenue from such market participation.
The Stem board of directors believes that the proposed merger represents the best potential transaction for Stem to create greater value for Stem’s stockholders, while also providing greater liquidity by owning stock in a public company.
Based on its due diligence investigations of Stem and the industry in which it operates, including the financial and other information provided by Stem in the course of their negotiations in connection with the merger agreement, STPK believes that Stem aligns well with the objectives laid out in its investment thesis which focused on identifying a business that is a market leader in, and/or benefitting from the increasing global initiatives to improve the efficiency of our energy ecosystems and reduce emissions. Consistent with STPK’s objectives, Stem’s mission to provide a critical component of the global transition to renewable energy by means of its digitally connected intelligent energy storage network for its customers. As a result, STPK believes that a merger with Stem will provide STPK stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. See the section entitled “The Merger — Recommendation of the STPK Board of Directors and Reasons for the Merger.”
Q:
DID THE STPK BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:
STPK’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. STPK’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of STPK’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, STPK’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of STPK’s board of directors and advisors in valuing Stem’s business.
Q:
DO I HAVE REDEMPTION RIGHTS?

A:
If you are a holder of Class A Common Stock, you have the right to demand that STPK redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of STPK’s IPO, as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to STPK to pay taxes) upon the closing of the transactions contemplated by the merger agreement (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Class A Common Stock. Accordingly, no shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will be redeemed.
Holders of the outstanding public warrants of STPK do not have redemption rights with respect to such warrants in connection with the transactions contemplated by the Business Combination Proposal.
Under STPK’s Existing Charter, the merger may be consummated only if STPK has at least $5,000,001 of net tangible assets after giving effect to all holders of Class A Common Stock that properly demand redemption of their shares for cash.
Q:
WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:
No. You may exercise your redemption rights whether you vote your shares of Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Class A Common Stock and no longer remain stockholders and the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. With fewer shares of Class A Common Stock and public stockholders, the trading market for Class A Common Stock may be less liquid than the market for Class A Common Stock prior to the merger and STPK may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Stem’s business will be reduced and the amount of working capital available to New Stem following the merger may be reduced. Your decision to exercise your redemption rights with respect to shares of Class A Common Stock will have no effect on public warrants of STPK you may also hold.

Q:
HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a holder of Class A Common Stock and wish to exercise your redemption rights, you must demand that STPK redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to STPK’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the STPK Special Meeting. Any holder of Class A Common Stock will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $383.7 million, or $10.13 per share, as of December 31, 2020). Such amount, including interest earned on the funds held in the Trust Account and not previously released to STPK to pay its taxes, will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of STPK’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.
Any request for redemption, once made by a holder of Class A Common Stock, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the STPK Special Meeting. If you deliver your shares for redemption to STPK’s transfer agent and later decide prior to the STPK Special Meeting not to elect redemption, you may request that STPK’s transfer agent return the shares (physically or electronically).
Any corrected or changed proxy card or written demand of redemption rights must be received by STPK’s transfer agent prior to the vote taken on the Business Combination Proposal at the STPK Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the STPK Special Meeting.
If a holder of Class A Common Stock properly makes a request for redemption and the shares of Class A Common Stock are delivered as described to STPK’s transfer agent as described herein, then, if the merger is consummated, STPK will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of Class A Common Stock for cash.
For a discussion of the material U.S. federal income tax considerations for holders of Class A Common Stock with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of STPK Public Shares” beginning on page 206.
Q:
WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE MERGER?

A:
The net proceeds of STPK’s IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of STPK’s IPO, were placed in the Trust Account immediately following STPK’s IPO. After consummation of the merger, the funds in the Trust Account will be used to pay holders of the Class A Common Stock who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of approximately $13,425,476 as deferred underwriting commissions related to STPK’s IPO) and for Stem’s working capital and general corporate purposes, which may include future strategic transactions.

Q:
WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:
If STPK does not complete the merger with Stem for any reason, STPK would search for another target business with which to complete a business combination. If STPK does not complete the merger with Stem or another target business by August 20, 2022, STPK must redeem 100% of the outstanding shares of Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding shares of Class A Common Stock. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its Founder Shares (as defined herein) will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to STPK’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:
HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:
The Sponsor owns of record and is entitled to vote an aggregate of approximately 20% of the outstanding shares of STPK common stock. The Sponsor has agreed to vote any Founder Shares and any shares of Class A Common Stock held by it as of the STPK record date, in favor of the proposals. See “Other Agreements — STPK Letter Agreement,” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus.

Q:
WHAT CONSTITUTES A QUORUM AT THE STPK SPECIAL MEETING?

A:
A majority of the voting power of the issued and outstanding STPK common stock entitled to vote at the STPK Special Meeting as of the STPK record date must be present virtually or by proxy, at the

STPK Special Meeting to constitute a quorum and in order to conduct business at the STPK Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of STPK common stock, will count towards this quorum. In the absence of a quorum, the chairman of the STPK Special Meeting has power to adjourn the STPK Special Meeting. As of the STPK record date,          shares of STPK common stock would be required to achieve a quorum.
Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE STPK SPECIAL MEETING?

A:
The Business Combination Proposal:   The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Business Combination Proposal. STPK stockholders must approve the Business Combination Proposal in order for the merger to occur. If STPK stockholders fail to approve the Business Combination Proposal or the NYSE Proposal, or, unless otherwise waived by Stem and STPK, the Charter Proposals or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. As further discussed in the section entitled “Other Agreements — STPK Letter Agreement,” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus, the Sponsor and STPK’s officers and directors have entered into an agreement with STPK (the “Letter Agreement”) pursuant to which the Sponsor and STPK’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the STPK common stock in favor of the Business Combination Proposal.

The Charter Proposals:   The affirmative vote of the holders of a majority of the outstanding shares of STPK common stock, voting together as a single class, and the affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a single class. The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.
The NYSE Proposal:   The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the NYSE Proposal. The merger is conditioned upon the approval of the NYSE Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NYSE Proposal, if the merger is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.
The Incentive Plan Proposal:   The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Incentive Plan Proposal. The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.
The Adjournment Proposal:   The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present, is required to approve the Adjournment Proposal. The merger is not conditioned upon the approval of the Adjournment Proposal.
Q:
DO ANY OF STPK’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF STPK STOCKHOLDERS?

A:
STPK’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of STPK stockholders generally. The STPK board of directors was aware of and considered these interests to the extent such interests existed at the time,

x

among other matters, in approving the merger agreement and in recommending that the merger agreement and the transactions contemplated thereby be approved by the stockholders of STPK. See “The Merger — Interests of STPK’s Directors and Officers in the Merger” beginning on page 169 of this proxy statement/consent solicitation statement/prospectus.
Q:
WHAT DO I NEED TO DO NOW?

A:
After carefully reading and considering the information contained in this proxy statement/consent solicitation statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the STPK Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:
HOW DO I VOTE?

A:
If you are a stockholder of record of STPK as of           , 2021, the STPK record date, you may submit your proxy before the STPK Special Meeting in any of the following ways, if available:

•
use the toll-free number shown on your proxy card;

•
visit the website shown on your proxy card to vote via the Internet; or

•
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the STPK Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting https://www. cstproxy.com/starpeakcorp/2021. You will need the control number that is printed on your proxy card to enter the STPK Special Meeting. STPK recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting in lieu of the 2021 annual meeting starts.
If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the STPK Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.
Q:
WHEN AND WHERE IS THE STPK SPECIAL MEETING?

A:
The STPK Special Meeting of stockholders will be held on           , 2021, unless postponed or adjourned to a later date. In light of the novel coronavirus disease (referred to as “COVID-19”) pandemic and to support the well-being of STPK’s stockholders and partners, the STPK Special Meeting will be completely virtual. All STPK stockholders as of the STPK record date, or their duly appointed proxies, may attend the STPK Special Meeting. Registration will begin at           Eastern Time.

Q:
HOW CAN STPK’S STOCKHOLDERS ATTEND THE SPECIAL MEETING?

A:
As a registered stockholder, you received a Notice and Access instruction form or proxy card from Continental Stock Transfer & Trust Company (“CST”). Both forms contain instructions on how to attend the virtual STPK Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s contact information is as follows: +1 (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual STPK Special Meeting three days prior to the meeting date starting            , 2021 at      Eastern Time. Enter the URL address into your browser https://www. cstproxy.com/starpeakcorp/2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. STPK recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting in lieu of the 2021 annual meeting starts.
Beneficial investors, who own their investments through a bank or broker, will need to contact CST to receive a control number. If you plan to vote at the STPK Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote CST will issue you a guest control number with proof of ownership. Either way you must contact CST for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the meeting by dialing +1 (888) 965-8995 (toll-free) outside the U.S. and Canada +1 (415) 665-0243 (standard rates apply) when prompted enter the pin number 32801126#. This is listen-only, you will not be able to vote or enter questions during the meeting.
Q:
WHY IS THE SPECIAL MEETING A VIRTUAL MEETING?

A:
STPK has decided to hold the STPK Special Meeting virtually due to the COVID-19 pandemic; STPK is sensitive to the public health and travel concerns of STPK’s stockholders and employees and the protocols that federal, state and local governments may impose. STPK believes that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Q:
WHAT IF DURING THE CHECK-IN TIME OR DURING THE SPECIAL MEETING I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

A:
If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:
IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to STPK or by voting online at the STPK Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the STPK Special Meeting are “non-routine” matters.
If you are an STPK stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the Adjournment Proposal. The failure of your broker to vote will be the equivalent of a vote “AGAINST” the Charter Proposals.
Q:
WHAT HAPPENS IF I SELL MY SHARES OF CLASS A COMMON STOCK BEFORE THE STPK SPECIAL MEETING?

A:
The record date for the STPK Special Meeting will be earlier than the date of the consummation of the merger. If you transfer your shares of Class A Common Stock after the record date, but before the STPK Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the STPK Special Meeting. However, you will not be able to seek redemption of your shares of Class A Common Stock because you will no longer be able to deliver them for cancellation upon the consummation of the merger in accordance with the provisions described herein. If you transfer your shares of Class A Common Stock prior to the STPK record date, you will have no right to vote those shares at the STPK Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:
WHAT IF I ATTEND THE STPK SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the STPK Special Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are an STPK stockholder that attends the STPK Special Meeting virtually and fails to vote on the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the Adjournment Proposal, your failure to vote will have the same effect as a vote “AGAINST” the Charter Proposals, but will have no effect on the vote count for such other proposals. If you are an STPK stockholder that attends the STPK Special Meeting virtually and you respond to such proposals with an “abstain” vote, your “abstain” vote will have the same effect as a vote “AGAINST” each proposal.
Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the STPK stock represented by your proxy will be voted as recommended by the STPK board of directors with respect to that proposal.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:
Yes. You may change your vote at any time before your proxy is voted at the STPK Special Meeting. You may do this in one of three ways:

•
filing a notice with the corporate secretary of STPK;

•
mailing a new, subsequently dated proxy card; or

•
by attending the STPK Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of STPK and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Star Peak Energy Transition Corp., 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201, and it must be received at any time before the vote is taken at the STPK Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. Eastern Time on           , 2021, or by voting online at the STPK Special Meeting. Simply attending the STPK Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of STPK common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:
WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE STPK SPECIAL MEETING?

A:
If you fail to take any action with respect to the STPK Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of STPK. Failure to take any action with respect to the STPK Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the STPK Special Meeting and the merger is not approved, you will continue to be a stockholder of STPK while STPK searches for another target business with which to complete a business combination.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Stockholders may receive more than one (1) set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one (1) brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one (1) name, you will receive more than one (1) proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:
If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for STPK, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at STPK.info@investor.morrowsodali.com.

QUESTIONS AND ANSWERS ABOUT STEM’S CONSENT SOLICITATION
Q:
WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR STEM?

A:
The holders of record of Existing Stem Common Stock and Stem Senior Preferred Stock, as of
       , 2021.

Q:
WHAT APPROVAL IS REQUIRED BY STEM STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:
The merger cannot be completed unless stockholders of Stem adopt the merger agreement and thereby approve the merger. Adoption of the merger agreement and the transactions contemplated thereby requires the approval of the holders of at least 65% of the outstanding shares of Existing Stem Common Stock and Stem Senior Preferred Stock entitled to vote, voting together as a single class.

Concurrent with the execution of the merger agreement, certain holders representing greater than 65% of the outstanding shares of Existing Stem Common Stock and Stem Preferred Stock (determined on an as-converted basis) (“supporting holders”) entered into support agreements (the “support agreements”) with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent adopting the merger agreement and approving the merger, within two (2) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC. For a more detailed description of the support agreements, see the section titled “Other Agreements — Support Agreements” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus.
Q:
DO ANY OF STEM’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF STEM STOCKHOLDERS?

A:
Stem’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of Stem stockholders generally. The Stem board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement be approved by the stockholders of Stem. See “The Merger — Interests of Stem Directors and Executive Officers in the Merger” beginning on page 167 of this proxy statement/consent solicitation statement/prospectus.

Q:
I AM AN EMPLOYEE OF STEM WHO HOLDS EQUITY AWARDS OF STEM. HOW WILL MY EQUITY AWARDS BE TREATED IN THE MERGER?

A:
Certain employees have received awards under the Stem, Inc. 2009 Equity Incentive Plan (the “2009 Plan”). As of the effective time, each stock option to purchase shares of Existing Stem Common Stock under 2009 Plan (each, a “Stem Option”), whether vested or unvested, that is outstanding immediately prior to the effective time will, by virtue of the occurrence of the effective time and without any action on the part of Stem, STPK or any holder of Stem equity thereof, be assumed and converted into an STPK Option (an “Assumed Option”) to purchase a number of shares of New Stem Common Stock equal to the number of shares of Existing Stem Common Stock subject to such Stem Option immediately prior to the effective time multiplied by the exchange ratio set forth in the merger agreement (rounded down to the nearest whole share) and at an exercise price per share of STPK common stock equal to the exercise price per share of Existing Stem Common Stock subject to such Stem Option divided by the exchange ratio set forth in the merger agreement (rounded up to the nearest whole cent). Each Assumed Option will otherwise continue to be subject to terms and conditions consistent with 2009 Plan and the applicable award agreement for the Stem Option, as in effect immediately prior to the effective time. A portion of the 65,000,000 shares of New Stem Common Stock will be reserved for issuance upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger.
Q:
HOW CAN I RETURN MY WRITTEN CONSENT?

A:
If you hold shares of Existing Stem Common Stock or Stem Preferred Stock and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Stem. Once you have completed, dated and signed your written consent, deliver it to Stem by emailing a .pdf copy of your written consent to CFO@stem.com or by mailing it to Stem at Stem, Inc., 100 Rollins Road, Millbrae, CA 94030, Attention: Chief Financial Officer. Stem does not intend to hold a stockholders’ meeting to consider the Business Combination Proposal, and, unless Stem decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person or virtually by attending a stockholders’ meeting.

Q:
WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:
The Stem board of directors has set           Eastern Time, on           , 2021 as the targeted final date for the receipt of written consents (the “target date”). The target date is the date on which Stem expects to receive the written consents of the supporting holders under the support agreements. Stem reserves the right to extend the final date for the receipt of written consents beyond           , 2021. Any such extension may be made without notice to Stem stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude.

Q:
WHAT OPTIONS DO I HAVE WITH RESPECT TO THE PROPOSED MERGER?

A:
With respect to the shares of Existing Stem Common Stock and Stem Preferred Stock that you hold, you may execute a written consent to approve the Business Combination Proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal. See “— Can I Dissent and Require Appraisal of My Shares?”

Q:
CAN I DISSENT AND REQUIRE APPRAISAL OF MY SHARES?

A:
No. Appraisal rights are not available to Stem’s stockholders in connection with the merger.

Q:
SHOULD STEM STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:
No. Stem stockholders SHOULD NOT send in any stock certificates now. If the merger agreement is adopted and the merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Stem stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:
If you have any questions about the merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, please email Bill Bush, Stem’s Chief Financial Officer, at CFO@stem.com.

SUMMARY
This summary highlights selected information included in this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Merger and the Merger Agreement (pages 152 and 174)
The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.
If the merger agreement is approved and adopted and the merger is subsequently completed, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK.
Merger Consideration (page 152)
Immediately prior to the effective time of the merger, each outstanding share of Existing Stem Common Stock, including common stock held by prior owners of Stem Preferred Stock (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) will be cancelled and converted into the right to receive a pro rata portion (on a fully-diluted basis) of approximately 65,000,000 shares of New Stem Common Stock (less any shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger).
Recommendation of the Stem Board of Directors (page 161)
After consideration, the Stem board of directors adopted resolutions determining that the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Stem and its stockholders, adopting and approving the merger agreement and the merger and directing that the merger agreement be submitted to the holders of Existing Stem Common Stock and Stem Preferred Stock for consideration. The Stem board of directors recommends that Stem stockholders adopt the merger agreement by submitting a written consent and thereby approve the merger and the transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
For a description of various factors considered by the Stem board of directors in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see the section titled “The Merger — Recommendation of the Stem Board of Directors and Reasons for the Merger” beginning on page 162.
Recommendation of the STPK Board of Directors (page 164)
The STPK board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of STPK and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the STPK Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The STPK board of directors unanimously recommends that STPK’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Incentive Plan Proposal, and “FOR” the Adjournment Proposal (if necessary). See “The Merger — Recommendation of the STPK Board of Directors and Reasons for the Merger” beginning on page 164.
Stem’s Solicitation of Written Consents (page 73)
Consents; Required Consents
Adoption of the merger agreement and the transactions contemplated thereby requires the approval of the holders of at least 65% of the outstanding shares of Existing Stem Common Stock and Stem Preferred Stock entitled to vote, voting together as a single class.

Concurrent with the execution of the merger agreement, the supporting holders entered into the support agreements with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent adopting the merger agreement and approving the merger, within two (2) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC. For a more detailed description of the support agreements, see the section titled “Other Agreements — Support Agreements” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus.
Submission of Consents
You may consent to the adoption of the merger agreement and the merger and the ancillary agreements with respect to your shares of Existing Stem Common Stock and Stem Preferred Stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Stem.
If you hold shares of Existing Stem Common Stock or Stem Preferred Stock and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Stem. Once you have completed, dated and signed the written consent, you may deliver it to Stem by emailing a .pdf copy to CFO@stem.com or by mailing it to Stem at Stem, Inc., 100 Rollins Road, Millbrae, CA 94030, Attention: Chief Financial Officer.
Executing Consents
You may execute a written consent to approve of the merger agreement and the merger. A written consent to approve the merger agreement and merger is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the merger agreement and the merger.
Solicitation of Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation materials to Stem stockholders is being borne by Stem. Officers and employees of Stem may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.
STPK Special Meeting of Stockholders (page 74)
The special meeting in lieu of the 2021 annual meeting of STPK stockholders (the “STPK Special Meeting”) will be held on           , 2021, at           Eastern Time, via a virtual meeting. At the STPK Special Meeting, STPK stockholders will be asked to approve the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary).
The STPK board of directors has fixed the close of business on           , 2021 (“STPK record date”) as the record date for determining the holders of STPK common stock entitled to receive notice of and to vote at the STPK Special Meeting. As of the STPK record date, there were           shares of Class A Common Stock and 9,589,626 shares of Class B Common Stock outstanding and entitled to vote at the STPK Special Meeting held by holders of record. Each share of STPK common stock entitles the holder to one (1) vote at the STPK Special Meeting on each proposal to be considered at the STPK Special Meeting. As of the STPK record date, the Sponsor and STPK’s directors and executive officers and their affiliates owned and were entitled to vote 9,589,626 shares of STPK common stock, representing approximately 20% of the shares of STPK common stock outstanding on that date. STPK currently expects that the Sponsor and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/consent solicitation statement/prospectus, and, pursuant to an agreement entered into in connection with STPK’s IPO, the Sponsor and STPK’s directors have agreed to do so. As of the STPK record date, Stem did not beneficially hold any shares of STPK common stock.

A majority of the voting power of the issued and outstanding STPK common stock entitled to vote at the STPK Special Meeting must be present, online or represented by proxy, at the STPK Special Meeting to constitute a quorum and in order to conduct business at the STPK Special Meeting.
Approval of the Business Combination Proposal, the NYSE Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of STPK common stock, voting together as a single class, and the affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a single class. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present. The STPK board of directors has already approved each of the proposals.
If STPK stockholders fail to approve the Business Combination Proposal or the NYSE Proposal or, unless otherwise waived by Stem and STPK in accordance with the merger agreement, the Charter Proposals or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
Stem’s Directors and Executive Officers Have Financial Interests in the Merger (page 166)
Certain of Stem’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Stem’s stockholders. The members of the Stem board of directors were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the merger agreement and recommended that Stem stockholders approve the Business Combination Proposal. See “The Merger — Interests of Stem Directors and Executive Officers in the Merger” beginning on page 166.
STPK’s Directors and Executive Officers Have Financial Interests in the Merger (page 169)
Certain of STPK’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of STPK’s stockholders. The members of the STPK board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that STPK stockholders approve the proposals required to effect the merger. See “The Merger — Interests of STPK’s Directors and Officers in the Merger” beginning on page 169.
Treatment of Stem Equity Awards (page 175)
As of the effective time, each Stem Option, whether vested or unvested, that is outstanding immediately prior to the effective time will, by virtue of the occurrence of the effective time and without any action on the part of Stem, STPK or any holder of Stem equity thereof, be assumed and converted into an STPK Option (an “Assumed Option”) with respect to a number of shares of New Stem Common Stock equal to the number of shares of Existing Stem Common Stock subject to such Stem Option immediately prior to the effective time multiplied by the exchange ratio set forth in the merger agreement (rounded down to the nearest whole share) and at an exercise price per share of STPK common stock equal to the exercise price per share of Existing Stem Common Stock subject to such Stem Option divided by the exchange ratio set forth in the merger agreement (rounded up to the nearest whole cent). Each Assumed Option will otherwise continue to be subject to terms and conditions consistent with the 2009 Plan and the applicable award agreement for the Stem Option, as in effect immediately prior to the effective time. A portion of the 65,000,000 shares of New Stem Common Stock will be reserved for issuance upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger.
Regulatory Approval Required for the Merger (page 171)
Completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). STPK agreed to use its reasonable best efforts to obtain all required regulatory approval and Stem agreed to request early termination of any waiting period under the HSR Act. Early termination of the waiting period under the HSR Act was obtained, effective as of January 4, 2021, and notice of the same was subsequently posted to the Federal Trade Commission (the “FTC”) website. The regulatory approval to which completion of the merger is subject is described in more detail in the section of this proxy statement/consent solicitation statement/prospectus entitled “Regulatory Approval Required For The Merger” beginning on page 171.
Conditions to the Merger (page 186)
Conditions to Each Party’s Obligations
The respective obligations of each of Stem and STPK to complete the merger are subject to the satisfaction of the following conditions:
•
the applicable waiting period under the HSR Act in respect of the transactions contemplated by the merger agreement and the ancillary documents thereto, and any agreement with any governmental entity not to consummate the transactions contemplated by the merger agreement and the ancillary documents thereto, shall have expired, been terminated or obtained;

•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the merger agreement and the ancillary documents thereto shall be in effect, threatened or pending;

•
the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order shall have been issued by the SEC and shall remain in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•
the New Stem Common Stock to be issued in connection with the merger shall be listed on the NYSE at closing, subject only to official notice of issuance thereof, and shall otherwise satisfy the applicable listing requirements of the NYSE (including with respect to the minimum number of round lot holders);

•
the approval by the pre-closing STPK stockholders of the merger agreement, the merger and the issuance of the STPK Common Stock as consideration in the merger shall have been obtained and remain in full force and effect;

•
the approval by the Stem stockholders of the merger agreement and the merger shall have been obtained and remain in full force and effect; and

•
STPK will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

Conditions to Obligations of STPK
The obligation of STPK to complete the merger is also subject to the satisfaction, or waiver by Stem, of the following conditions:
•
the accuracy of the representations and warranties of Stem as of the date of the merger agreement and as of the closing (subject to customary materiality qualifiers);

•
each of the covenants and agreements of Stem to be performed or complied with under the merger agreement and the ancillary documents thereto as of or prior to the closing shall have been performed or complied with in all material respects;

•
no material adverse effect with respect to Stem shall have occurred which is continuing and uncured;

•
the receipt of a certificate signed by an officer of Stem certifying that the three preceding conditions have been satisfied;

•
the receipt of good standing certificates of Stem and its subsidiaries as of a date no later than fifteen (15) days prior to the closing;

•
the receipt of a copy of the IRA (as defined herein) duly executed by all of the Pre-Closing Holders party thereto;

•
the Convertible Notes Amendment shall remain in full force and effect;

•
the written consent of certain Pre-Closing Holders in order to effect a conversion of all of the Stem Senior Preferred Stock to Existing Stem Common Stock shall have been obtained and remain in full force and effect; and

•
the receipt of a copy of the exchange agent agreement duly executed by Stem and the exchange agent.

Conditions to Obligations of Stem
The obligation of Stem to complete the merger is also subject to the satisfaction or waiver by Stem of the following conditions:
•
the accuracy of the representations and warranties of STPK as of the date of the merger agreement and as of the closing (subject to customary materiality qualifiers);

•
each of the covenants and agreements of STPK to be performed or complied with under the merger agreement and the ancillary documents thereto as of or prior to the closing shall have been performed or complied with in all material respects;

•
the receipt of a certificate signed by an officer of STPK certifying that the two preceding conditions have been satisfied;

•
the sum of the amount of cash proceeds to be distributed from the Trust Account plus the amount of cash proceeds from the PIPE Investment or additional third-party financing shall be at least $200.0 million (the “Minimum Cash Condition”);

•
there shall not have occurred any amendment or modification to the Waiver Agreement, other than as consented to in writing by Stem after the date of the merger agreement;

•
the receipt of good standing certificates of STPK and Merger Sub as of a date no later than fifteen (15) days prior to the closing;

•
the receipt of the IRA and the Lock-Up Agreement (as defined herein), each duly executed by STPK and the Sponsor;

•
the receipt of a copy of the exchange agent agreement duly executed by STPK, the Sponsor and the exchange agent; and

•
the receipt of evidence that the Proposed Charter has been filed with the Secretary of State of Delaware.

Exclusive Dealing (page 181)
From the date of the execution of the merger agreement until the earlier of the closing of the merger agreement or the termination of the merger agreement in accordance with its terms, except for certain equity capital that Stem is currently in the process of raising, Stem will not, and will cause its controlled affiliates and representatives, and its and such controlled affiliates’ respective directors, officers, employees, accountants, consultants, advisors, attorneys and agents acting on behalf of Stem not to, directly or indirectly: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO or recapitalization of Stem or its subsidiaries, securities or assets, in each case, that would require Stem to abandon the transactions contemplated by the merger agreement (each such transaction prohibited by this sentence, an “Acquisition Proposal”); (ii) furnish or disclose any non-public information of Stem to any person in connection with an Acquisition Proposal; (iii) enter into any contract regarding an Acquisition Proposal; (iv) prepare a public offering of any equity securities of Stem (or any successor to or parent company of Stem); or (v) otherwise cooperate in any way with, or assist or knowingly participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing or further an Acquisition Proposal;

provided, that the foregoing will not restrict Stem’s board of directors from changing its recommendation to the Pre-Closing Holders in favor of the approval and adoption of the merger agreement and the merger prior to the date on which the written consent of Stem’s stockholders approving the merger and the merger agreement is delivered if, following the receipt of a superior proposal by Stem, the Stem board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to so change its recommendation as a result of such superior proposal would be inconsistent with its fiduciary duties to the Stem stockholders under applicable law (a “Company Change in Recommendation”); provided, further, that Stem (to the extent lawful and reasonably practicable) will first provide STPK at least forty-eight (48) hours prior written notice of any such Company Change in Recommendation.
Notwithstanding any Company Change in Recommendation or the making of any Acquisition Proposal, unless the merger agreement has been validly terminated, (A) in no event will Stem enter into any letter of intent or contracts with respect to an Acquisition Proposal, (B) Stem will otherwise remain subject to the terms of the merger agreement, including Stem’s obligation to take all actions necessary to cause the written consent approving the merger agreement and the merger to be duly executed and delivered, and (C) Stem will not release any third-party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal involving the sale of more than 50% of the voting securities of Stem or 50% or more the consolidated net revenue, net income or assets of Stem and its subsidiaries.
From the date of the execution of the merger agreement until the earlier of the closing of the merger agreement or the termination of the merger agreement in accordance with its terms, STPK and Merger Sub shall not, and each of them shall cause their representatives not to on behalf of the STPK and Merger Sub, directly or indirectly: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers with respect to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination with any person other than the Company and its Representatives (each, a “STPK Proposal”), (ii) issue or execute any contract, indication of interest, memorandum of understanding, letter of intent, or any other similar agreement with respect to a STPK Proposal, (iii) commence, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way in connection with a STPK Proposal, or (iv) commence, continue or renew any due diligence investigation regarding a STPK Proposal.
Notwithstanding any Company Change in Recommendation or the making of any Acquisition Proposal, unless the merger agreement has been validly terminated, (A) in no event shall STPK or Merger Sub execute or enter into any letter of intent or contracts relating to any STPK Proposal or terminate the merger agreement in connection therewith, and (B) STPK and Merger Sub shall otherwise remain subject to the terms of the merger agreement.
Termination (page 187)
The merger agreement may be terminated by written consent of each of STPK and Stem, or as set forth in this section.
Mutual termination rights.
The merger agreement may be terminated by either STPK or Stem:
•
if the transactions contemplated by the merger agreement have not been consummated on or prior to June 3, 2021, subject to an automatic two-month extension for any delay in waiting or review periods by any governmental entity or NYSE;

•
if any governmental entity has issued an order or taken any other action permanently, enjoining, restraining or otherwise prohibiting the transactions contemplated by the merger agreement or any other agreement ancillary thereto; or

•
if the STPK Special Meeting has been held (including any adjournment or postponement thereof), has concluded, STPK’s stockholders have duly voted, and the approval of the Business Combination Proposal, and the Charter Proposals was not obtained.

Stem termination rights.
The merger agreement may be terminated by Stem if:
•
the representations and warranties of STPK as of the date of the merger agreement and as of the closing of the merger are not accurate, subject to certain standards of materiality, or STPK has not performed or complied with its covenants under the merger agreement in all material respects, subject to a cure period.

STPK termination rights.
The merger agreement may be terminated by STPK if:
•
the representations and warranties of Stem as of the date of the merger agreement and as of the closing of the merger are not accurate, subject to certain standards of materiality, or Stem has not performed or complied with its covenants under the merger agreement in all material respects, subject to a cure period;

•
the written consent of the Stem stockholders approving and adopting the merger agreement and the merger is not received by Stem within ten (10) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC; or

•
Stem fails to deliver PCAOB compliant audited and unaudited financial statements within sixty (60) business days of the execution of the merger agreement; provided, that STPK shall not be permitted to terminate the merger agreement pursuant to the foregoing after the filing of the preliminary form of this proxy statement/consent solicitation statement/prospectus with the SEC.

STPK Letter Agreement (page 190)
Pursuant to the terms of a letter agreement (the “Letter Agreement”) entered into with STPK, the Sponsor and STPK’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the STPK common stock in favor of the Business Combination Proposal. The Sponsor, STPK’s officers and directors and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the STPK Special Meeting and the Letter Agreement may make it more likely that STPK will consummate the merger. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and STPK’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of a business combination. See “Other Agreements — STPK Letter Agreement,” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus.
Other Agreements (page 190)
Subscription Agreements
In connection with the execution of the merger agreement, each of STPK and certain third-party investors (the “PIPE Investors”) entered into subscription agreements (the “PIPE Agreements”) pursuant to which the PIPE Investors have respectively subscribed for 22.5 million shares of New Stem Common Stock to be issued immediately following the effective time of the merger. The obligations to consummate the subscriptions contemplated by the PIPE Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the merger as set forth in the PIPE Agreements.
Support Agreements
Concurrent with the execution of the merger agreement, certain holders representing greater than 65% of the outstanding shares of Existing Stem Common Stock and Stem Preferred Stock (determined on an as-converted basis) entered into support agreements with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent adopting and approving the merger agreement and the merger within two (2) business days after the date on which this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC. See “Other Agreements — Support Agreements.”
Investor Rights Agreement
In connection with the consummation of the merger, New Stem will enter into an investor rights agreement (the “IRA”) with STPK, the Sponsor and certain other stockholders of New Stem, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. The IRA will become effective upon the consummation of the merger. See “Other Agreements — Investor Rights Agreement.”
Waiver Agreement
Concurrent with the execution of the merger agreement, the Sponsor has entered into that certain Waiver Agreement (the “Waiver Agreement”), pursuant to which the Sponsor has agreed to (i) waive certain of their anti-dilution rights as holders of Founder Shares and (ii) convert their Founder Shares into shares of New Stem Common Stock on a one-for-one basis in connection with the merger, in each case on the terms and subject to the conditions set forth therein. See “Other Agreements — Waiver Agreement.”
Lock-Up Agreements
In connection with the execution of the Merger Agreement, the parties agreed that members of Stem management and certain holders of Existing Stem Common Stock and Stem Preferred Stock (or any securities convertible into Existing Stem Common Stock or Stem Preferred Stock) not party to the Investor Rights Agreement (the “Lock-Up Parties”) enter into a lock-up agreement (the “Lock-Up Agreement”) with STPK or any successor entity thereto at the Closing, pursuant to which the Lock-Up Parties will not be able to transfer shares beneficially owned or otherwise held by them for a period of six (6) months, subject to certain customary exceptions.
Listing (page 189)
The Class A Common Stock is listed on the NYSE under the symbol “STPK.” Following the merger, New Stem Common Stock (including common stock issuable in the merger) and public warrants will be listed on the NYSE under the symbols “STEM” and “STEM WS,” respectively.
Comparison of Stockholders’ Rights (page 211)
Following the merger, the rights of public holders who become New Stem stockholders in the merger will no longer be governed by STPK’s Existing Charter and bylaws and instead will be governed by New Stem’s Proposed Charter and amended and restated bylaws. See “Comparison of Stockholders’ Rights” beginning on page 211.
Risk Factors (page 25)
You should consider all the information contained in this proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/consent solicitation statement/prospectus. In particular, you should carefully read and consider the factors described under “Risk Factors Summary” and “Risk Factors” beginning on page 25.
Risk Factors Summary
The transactions described in this proxy statement/consent solicitation statement/prospectus involve various risks, and you should carefully read and consider the factors discussed under “Risk Factors.” The following is a summary of some of these risks.
Risks Relating to Stem’s Business and Industry
•
Stem’s limited operating history at current scale and its nascent industry make evaluating Stem’s business and future prospects difficult.

•
The failure of battery storage cost to continue to decline would have a negative impact on Stem’s business and financial condition.

•
The distributed generation industry is an emerging market and Stem’s distributed generation offerings may not receive widespread market acceptance.

•
If any energy storage systems procured from OEM suppliers and provided to Stem’s customers contain manufacturing defects, Stem’s business and financial results could be adversely affected.

•
If Stem’s estimates of useful life for its energy storage systems and related hardware and software-enabled services are inaccurate or if Stem’s OEM suppliers do not meet service and performance warranties and guarantees, Stem’s business and financial results could be adversely affected.

•
The economic benefit of Stem’s energy storage systems to Stem’s customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.

•
Stem’s business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

•
Stem’s hardware and software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.

•
Stem’s growth depends in part on the success of its relationships with third parties.

•
Stem currently faces and will continue to face significant competition.

•
Stem faces supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect Stem’s results of operations.

•
Stem’s failure to protect its intellectual property rights may undermine Stem’s competitive position, and litigation to protect its intellectual property rights may be costly.

•
If Stem is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, Stem’s ability to compete and successfully grow its business could be adversely affected.

•
If Stem is unsuccessful in developing and maintaining its proprietary technology, including the Athena platform, Stem’s ability to attract and retain partners could be impaired, Stem’s competitive position could be adversely affected and Stem’s revenue could be reduced.

•
The requirements of being a public company may strain Stem’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than Stem anticipates.

•
The installation and operation of Stem’s energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to Stem’s energy storage systems, especially as these regulations evolve over time.

•
Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect Stem’s business, financial condition and results of operations.

•
A failure of Stem’s information technology and data security infrastructure could adversely affect Stem’s business and operations.

•
Stem’s technology, including the Athena platform, could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage Stem’s reputation with current or prospective customers and/or expose Stem to product liability and other claims that could materially and adversely affect Stem’s business.

Risks Relating to The Merger
•
STPK stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

•
The market price of shares of New Stem Common Stock after the merger may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.

•
STPK has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

•
The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

•
The merger will result in changes to the board of directors of New Stem that may affect the strategy of New Stem.

•
Because of STPK’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If STPK is unable to complete the initial business combination, its public stockholders may receive only approximately $10.13 per share on its redemption of its shares of Class A Common Stock, or less than such amount in certain circumstances based on the balance of its Trust Account (as of December 31, 2020), and its warrants will expire worthless.

•
STPK does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for STPK to consummate an initial business combination with which a substantial majority of STPK’s stockholders do not agree.

•
STPK stockholders may be held liable for claims by third parties against STPK to the extent of distributions received by them upon redemption of their shares.

•
STPK’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Stem’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Stem, all of whom STPK expects to stay with the combined company following the consummation of the merger. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

Additional Risks Relating to Ownership of New Stem Common Stock Following the Merger
•
The NYSE may delist New Stem’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Stem to additional trading restrictions.

•
New Stem’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.

•
Because there are no current plans to pay cash dividends on New Stem Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

•
Future sales, or the perception of future sales, by New Stem or its stockholders in the public market following the merger could cause the market price for New Stem Common Stock to decline.

•
Certain of New Stem’s stockholders, including the Sponsor, may engage in business activities which compete with New Stem or otherwise conflict with New Stem’s interests.

Information about STPK (page 80)
STPK is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Class A Common Stock, units and warrants are currently listed on the NYSE under the symbols “STPK,” “STPK.U,” and “STPK WS,” respectively. The mailing address of STPK’s principal executive office is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201 and the telephone number of STPK’s principal executive office is (847) 905-4400.
Information about Stem (page 95)
Stem’s mission is to build and operate the largest, digitally connected, intelligent energy storage network for its customers. In order to fulfill its mission, (i) Stem provides its customers, which include commercial and industrial enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers, that it delivers through its partners, including solar project developers and engineering, procurement and construction firms and (ii) Stem provides its customers, through its Athena artificial intelligence platform (“Athena”), with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where Stem operates its customers’ systems, Stem has agreements to manage the energy storage systems utilizing the Athena platform to participate in energy markets and to share the revenue from such market participation.
Stem was formed as a corporation under the laws of the State of Delaware on March 16, 2009. Stem’s principal executive offices are located at Stem, Inc., 100 Rollins Road, Millbrae, CA 94030, and Stem’s telephone number is (415) 937-7836.
Summary of the Transactions
Set forth below is a summary of transactions that are contemplated to occur in connection with following the merger.
Conversion of Equity Interests
Immediately prior to the effective time:
•
each outstanding share of Existing Stem Common Stock (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares), after giving effect to the Preferred Conversion, Convertible Notes Conversion and Warrant Exercise (as discussed below), will be cancelled and converted into the right to receive a pro rata portion (on a fully-diluted basis) of approximately 65,000,000 shares of New Stem Common Stock (less any shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger);

•
each share of Existing Stem Common Stock, owned by Stem as treasury stock, will be cancelled for no consideration;

•
all Stem Senior Preferred Stock shall convert to Existing Stem Common Stock (the “Senior Preferred Conversion”) in accordance with Article V, Section 4(b) of the Stem certificate pursuant to an irrevocable written consent to be delivered by the holders of at least 65% of the Stem Senior Preferred Stock shortly after the effectiveness of this proxy statement/consent solicitation statement/prospectus;

•
in accordance with Section 5(c) of the Stem certificate, all of the outstanding shares of Stem’s Series 1 Preferred Stock will be converted into Existing Stem Common Stock (the “Series 1 Preferred Conversion,” and together with the Senior Preferred Conversion, the “Preferred Conversion”);

•
all Convertible Notes then outstanding will be converted into Stem Senior Preferred Stock which will be converted into Existing Stem Common Stock in the merger (the “Convertible Notes Conversion”) pursuant to the Convertible Notes Amendment; and

•
certain holders of Stem Warrants will enter into warrant exercise agreements, each substantially in the form attached to the Merger Agreement, pursuant to which all Stem Warrants held by such holders will be exercised into Existing Stem Common Stock immediately prior to the merger (the “Warrant Exercise”).

In addition, as of the effective time, each Stem Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an option with respect to a number of shares of New Stem Common Stock in the manner set forth in the Merger Agreement, without any action on the part of Stem, STPK or the holder thereof.
PIPE Investment
Contemporaneously with the execution and delivery of the merger agreement, STPK and the PIPE Investors entered into the PIPE Agreements pursuant to which the PIPE Investors have committed (the “PIPE Investment”), on the terms and subject to the conditions of the PIPE Agreements, to subscribe for and purchase 22.5 million shares of New Stem Common Stock for consideration in an aggregate amount of $225.0 million (such amount the “PIPE Investment Amount”). For more information, see “STPK Proposals — Proposal No. 9 — The NYSE Proposal.”
Organizational Structure
The following diagram illustrates in simplified terms the expected structure of STPK upon the consummation of the merger and the closing of the PIPE Investment immediately following the effective time of the merger.

(1)
To be renamed "Stem, Inc." following the merger.

(2)
To be renamed "Stem Holdings, Inc." following the merger.

Ownership of New Stem
As of the date of this proxy statement/consent solicitation statement/prospectus, there are        shares of STPK common stock issued and outstanding, including 9,589,626 shares of Class B Common Stock, which will be converted into shares of Class A Common Stock on a one-for-one basis. As of the date of this proxy statement/consent solicitation statement/prospectus, there are an aggregate of 12,786,168 public warrants and 7,181,134 private placement warrants outstanding. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the merger and assuming no redemptions), assuming that each outstanding warrant is exercised and one (1) share of Class A Common Stock is issued as a result of such exercise, the STPK fully-diluted stock capital would be           shares of common stock.

The following table illustrates varying beneficial ownership levels in New Stem immediately following consummation of the merger and the closing of the PIPE Investment, assuming the levels of redemptions by the public stockholders of STPK indicated:
	Share Ownership in New Stem(1)
	No Redemptions(2)		Maximum Possible Redemption(3)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
	(in millions)		(in millions)
Former equityholders of Stem	65.0(4)	48.0%	65.0(4)	66.9%
STPK’s public stockholders	38.4	28.3%	—	—
STPK Founder Shares	9.6	7.1%	9.6	9.9%
PIPE Investors	22.5	16.6%	22.5	23.2%

(1)
Percentages may not sum to 100% due to rounding. Figures and percentages do not give effect to the shares reserved for issuance under the Incentive Plan. See “Proposal No. 10 — The Incentive Plan Proposal” for additional information. See “Basis of Presentation and Glossary” for additional information with respect to assumptions underlying New Stem share calculations and ownership percentages.

(2)
This scenario assumes that no shares of Class A Common Stock are redeemed.

(3)
This scenario assumes that 38,358,504 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $383.7 million from the Trust Account, which is the maximum amount of redemptions that would satisfy STPK having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

(4)
Includes approximately 11.2 million shares issuable upon the exercise of Stem Options and Stem Warrants.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF STPK
The following table sets forth summary historical financial information derived from STPK’s audited historical financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and December 31, 2019. You should read the following summary financial information in conjunction with the section entitled “STPK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and STPK’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.
We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through December 31, 2020 were organizational activities and those necessary to complete our IPO and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.
	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Statements of Operations Data:
Net loss	$(10,406)	$(3,363,468)
Weighted average shares outstanding of Class A Common Stock	—	38,208,123
Weighted average shares outstanding of Class B Common Stock(1)	8,750,000	9,589,626
Basic and diluted net loss per share, Class A	$—	$—
Basic and diluted net loss per share, Class B	$(0.00)	$(0.35)
Cash Flow Data:
Net cash used in operating activities	(17,473)	(1,838,477)
Net cash provided by (used in) investing activities	—	(383,585,040)
Net cash provided by (used by) financing activities	(142,199)	386,360,290
	December 31, 2019	December 31, 2020
Balance Sheets Data (end of period):
Total current assets	$1,594	$1,564,337
Investments held in Trust Account	—	383,721,747
Deferred Offering Costs	251,424	—
Total assets	253,018	385,286,084
Total liabilities	246,568	16,438,821
Temporary Equity:
Class A Common Stock, subject to possible redemption	—	363,847,260
Stockholders’ Equity:
Class A Common Stock	—	197
Class B Common Stock	1,006	959
Total stockholders’ equity	6,450	5,000,003

(1)
The amount of shares as of December 31, 2019 included up to 1,312,500 shares of Class B Common Stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B Common Stock were forfeited. Previous periods have been adjusted to reflect this forfeiture.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF STEM
The following table sets forth the summary historical financial information of Stem. Our statement of operations data for the years ended December 31, 2020 and 2019 and balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. Such financial information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
Stem’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Information of Stem,” “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Stem’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.
	Years Ended December 31,
	2020	2019
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Total revenue	$36,307	$17,552
Total costs and expenses	(85,694)	(65,402)
Loss from operations	(49,387)	(47,850)
Other income/(expense), net:
Interest expense	(20,806)	(12,548)
Change in fair value of warrants and embedded derivative	(84,455)	1,493
Other expenses, net	(1,471)	(503)
Loss before income taxes	(156,119)	(59,408)
Income tax expense	(5)	(6)
Net loss	$(156,124)	$(59,414)
Less: Deemed dividend to preferred stockholders	(9,484)	(5,353)
Net loss attributable to common stockholders	$(165,608)	$(64,767)
Net loss per share	$(17.48)	$(6.05)
	December 31,
	2020	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,942	$12,889
Working capital (deficit)(1)	(141,238)	(80,550)
Total assets	205,850	188,047
Notes payable, current portion	33,683	28,895
Financing obligation, current portion	14,914	6,373
Convertible promissory notes	67,590	34,925
Deferred revenue, current	36,942	10,948
Deferred revenue, noncurrent	15,468	9,780
Notes payable, noncurrent	4,612	6,568
Financing obligation, noncurrent	73,128	74,640
Convertible preferred stock	220,563	231,129
Accumulated deficit	(407,841)	(259,054)

(1)
We define working capital as current assets, less current liabilities. See our financial statements and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus for further details regarding our current assets and current liabilities.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma combined financial data gives effect to the merger and other transactions contemplated by the merger agreement. The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, STPK will be treated as the “acquired” company for accounting purposes and the merger will be treated as the equivalent of Stem issuing stock for the net assets of STPK, accompanied by a recapitalization. The net assets of STPK will be stated at historical cost, with no goodwill or other intangible assets recorded.
The following unaudited pro forma combined balance sheet as of December 31, 2020 combines the audited historical consolidated balance sheet of Stem as of December 31, 2020 with the audited historical balance sheet of STPK as of December 31, 2020, giving effect to the merger as if it had been consummated as of that date.
The following unaudited pro forma combined income statement for year ended December 31, 2020 combines the audited historical consolidated statement of operations of Stem for the year ended December 31, 2020 with the audited historical statement of operations of STPK for the year ended December 31, 2020, giving effect to the merger as if it had occurred on January 1, 2020.
The unaudited pro forma combined financial information has been prepared after giving effect to the merger and the PIPE Investment, assuming two alternative levels of redemption into cash of STPK’s Class A Common Stock:
•
Scenario 1 — Assuming no redemptions into cash: This presentation assumes that no STPK stockholders exercise redemption rights with respect to their shares of Class A Common Stock upon consummation of the merger; and

•
Scenario 2 — Assuming redemption of 38,358,504 shares of Class A Common Stock into cash: This presentation assumes that STPK public stockholders exercise their redemption rights with respect to a maximum of 38,358,504 shares of Class A Common Stock upon consummation of the merger at a redemption price of $10.00 per share.

The historical financial information has been adjusted to give pro forma effect for certain transaction accounting adjustments to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the merger and the PIPE Investment.
The historical financial information of Stem as of December 31, 2020 was derived from the audited consolidated financial statements of Stem as of December 31, 2020 and for the year ended December 31, 2020, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of STPK as of December 31, 2020 was derived from the audited financial statements of STPK for the year ended December 31, 2020, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial information of the combined company appearing elsewhere in this proxy statement/consent solicitation statement/prospectus and the accompanying notes. The unaudited pro forma combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Stem and STPK and related notes included in this proxy statement/consent solicitation statement/prospectus. The summary of unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies actually been combined as of January 1, 2020. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined as of January 1, 2020 or the future results that the combined company will experience. Stem and STPK have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

	Stem	STPK	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in thousands)
Statement of Operations Data – Year ended December 31, 2020
Revenue	$36,307	$—	$36,307	$36,307
Cost of revenue	40,219	—	40,219	40,219
Operating expenses	45,475	3,500	48,975	48,975
Operating loss	(49,387)	(3,500)	52,887	52,887
Net loss	(156,124)	(3,363)	(66,717)	(66,717)
Balance Sheet Data – As of December 31, 2020
Total current assets	$49,277	$1,564	$605,810	$222,225
Total assets	205,850	385,286	762,383	378,798
Total current liabilities	190,515	2,809	125,735	125,735
Total liabilities	383,259	16,439	223,137	223,137
Convertible preferred stock	220,563	—	—	—
Common stock subject to redemption	—	363,847	—	—
Total stockholders’ (deficit) equity	(397,972)	5,000	539,246	155,661

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE INFORMATION OF STPK AND STEM
The following table sets forth the unaudited historical comparative share information for Stem and STPK on a stand-alone basis for the year ended December 31, 2020, after giving effect to the merger and the PIPE Investment, assuming two alternative levels of redemption into cash of STPK’s shares of Class A Common Stock:
•
Scenario 1 — Assuming no redemption into cash: This presentation assumes that no STPK stockholders exercise redemption rights with respect to their Class A Common Stock upon consummation of the merger; and

•
Scenario 2 — Assuming redemption of 38,358,504 shares of Class A Common Stock into cash: This presentation assumes that STPK public stockholders exercise their redemption rights with respect to a maximum of 38,358,504 shares of Class A Common Stock upon consummation of the merger at a redemption price of $10.00 per share.

You should read the information in the following table in conjunction with the summary historical financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of Stem and STPK and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project STPK’s results of operations or earnings per share for any future date or period. The unaudited pro forma combined stockholders’ equity per share information below does not purport to represent what the value of Stem and STPK would have been had the companies been combined during the periods presented.
	Stem (Historical)	STPK (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Stem Equivalent Pro Forma Combined (Assuming No Redemption)	Stem Equivalent Pro Forma Combined (Assuming Maximum Redemption)(2)
	(in thousands, except share and per share amounts)
Year ended December 31, 2020
Net loss	$(156,124)	$(3,363)	$(66,717)	$(66,717)
Less: Deemed dividend to preferred stockholders	(9,484)	—	(9,484)	(9,484)
Net loss attributable to common stockholders	$(165,608)	$(3,363)	$(76,201)	$(76,201)
Total stockholder’s (deficit) equity	$(397,972)	$5,000	$539,246	$155,661
Weighted-average shares outstanding used in computing net loss per share, basic and diluted, Class A	—	38,208,123	135,448,130	97,089,626	65,000,000	65,000,000
Weighted-average shares outstanding used in computing net loss per share, basic and diluted, Class B(1)	—	9,589,626
Weighted-average shares outstanding of Stem common stock per share, basic and diluted	9,474,749	—
Basic and diluted net loss per share, Class A	$—	$—	$(0.56)	$(0.78)	$(0.12)	$(0.17)

	Stem (Historical)	STPK (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Stem Equivalent Pro Forma Combined (Assuming No Redemption)	Stem Equivalent Pro Forma Combined (Assuming Maximum Redemption)(2)
	(in thousands, except share and per share amounts)
Basic and diluted net loss per share, Class B	$—	$(0.35)
Basic and diluted net loss per share of Stem common stock	$(17.48)
Book Value per share – basic and diluted(3)	$(42.00)		$3.98	$1.60	$0.86	$0.35

(1)
The amount of shares as of December 31, 2020 included up to 1,312,500 shares of Class B Common Stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On July 13, 2020, STPK effected a stock split resulting in the Sponsor holding 10,062,500 Class B ordinary shares. All shares and associated amounts have been retroactively restated to reflect the stock split. On August 26, 2020, the underwriters partially exercised their over- allotment option; thus, 472,874 shares of Class B Common Stock were forfeited.

(2)
Calculated by multiplying the pro forma combined data by the exchange ratio of approximately 0.216. As described in the terms of the merger agreement, the exchange ratio is calculated as the 65,000,000 new shares of common stock that will be issued, or reserved for issuance, by STPK divided by the outstanding shares of Stem. The outstanding shares of Stem means the total number of shares of Stem’s common stock outstanding immediately prior to the effective date of the merger agreement, expressed on a fully-diluted and as-converted to Stem’s common stock basis, and including, without duplication, (i) the number of shares of Stem’s common stock issued or issuable upon Stem’s conversion of preferred stock and convertible notes, and the exercise of warrants (assuming that all warrants have been exercised) and (ii) the aggregate number of shares issuable upon the exercise of all Stem options, whether vested or unvested, outstanding immediately prior to the effective date in accordance with their respective terms.

(3)
Book value per share is equal to (total equity excluding shares of preferred stock) divided by (shares of common stock outstanding — basic and diluted).

MARKET PRICE AND DIVIDEND INFORMATION
STPK
STPK’s units, Class A Common Stock and public warrants are currently listed on the NYSE under the symbols “STPK.U,” “STPK,” and “STPK WS,” respectively.
The closing price of the units, the Class A Common Stock and the public warrants on December 3, 2020, the last trading day before announcement of the execution of the merger agreement, was $10.50, $10.06 and $1.33, respectively. As of           , the record date for the STPK Special Meeting, the most recent closing price for each unit, Class A Common Stock and public warrant was $      , $       and $      , respectively.
Holders of the units, Class A Common Stock and public warrants should obtain current market quotations for their securities. The market price of STPK’s securities could vary at any time before the merger.
Holders
As of           , 2021, there were           holders of record of STPK’s units,           holders of record of STPK’s Class A Common Stock and two (2) holders of record of STPK’s public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, shares of Class A Common Stock and public warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
STPK has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of cash dividends in the future will be dependent upon New Stem’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of New Stem’s board of directors at such time. New Stem’s ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing.
Stem
Historical market price information for Stem’s capital stock is not provided because there is no public market for Stem’s capital stock. See “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND OTHER INDUSTRY DATA
This proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of STPK and Stem. These statements are based on the beliefs and assumptions of the management of STPK and Stem. Although STPK and Stem believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither STPK nor Stem can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of STPK and Stem prior to the merger, and New Stem following the merger, to:
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access, collect and use personal data about consumers;

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execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

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anticipate the impact of the novel coronavirus disease (referred to as “COVID-19”) pandemic and its effect on business and financial conditions;

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manage risks associated with operational changes in response to the COVID-19 pandemic;

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meet the closing conditions to the merger, including approval by stockholders of STPK and Stem on the expected terms and schedule;

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realize the benefits expected from the proposed merger;

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anticipate the uncertainties inherent in the development of new business lines and business strategies;

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retain and hire necessary employees;

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increase brand awareness;

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attract, train and retain effective officers, key employees or directors;

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upgrade and maintain information technology systems;

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acquire and protect intellectual property;

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meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

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effectively respond to general economic and business conditions;

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maintain the listing on, or the delisting of STPK’s or New Stem’s securities from, NYSE or an inability to have our securities listed on the NYSE or another national securities exchange following the merger;

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obtain additional capital, including use of the debt market;

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enhance future operating and financial results;

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anticipate rapid technological changes;

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comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations;

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stay abreast of modified or new laws and regulations applying to its business;

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anticipate the impact of, and response to, new accounting standards;

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respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

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anticipate the rise in interest rates which would increase the cost of capital;

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anticipate the significance and timing of contractual obligations;

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maintain key strategic relationships with partners and distributors;

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respond to uncertainties associated with product and service development and market acceptance;

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anticipate the ability of the renewable sector to develop to the size or at the rate it expects;

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manage to finance operations on an economically viable basis;

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anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets;

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successfully defend litigation; and

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successfully deploy the proceeds from the merger.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus, could affect the future results of STPK and Stem prior to the merger, and New Stem following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation statement/prospectus:
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any delay in closing of the merger;

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risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

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litigation, complaints, product liability claims and/or adverse publicity;

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the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

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increases and/or decreases in utility and other energy costs, increased costs related to utility or governmental requirements;

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privacy and data protection laws, privacy or data breaches, or the loss of data; and

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the impact of the COVID-19 pandemic and its effect on business, financial condition and results of operations of Stem.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/consent solicitation statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/consent solicitation statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of STPK and Stem prior to the merger, and New Stem following the merger. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can STPK or Stem assess the impact of all such risk factors on the business of STPK and Stem prior to the merger, and New Stem following the merger, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to STPK or Stem or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. STPK and Stem prior to the merger, and New Stem following the merger, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect the beliefs and opinions of STPK or Stem, as applicable, on the relevant subject. These statements are based upon information available to STPK or Stem, as applicable, as of the date of this proxy statement/consent solicitation statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that STPK or Stem, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.
Market, ranking and industry data used throughout this proxy statement/consent solicitation statement/prospectus, including statements regarding subscriber acquisition costs, attrition and adoption rates, is based on the good faith estimates of Stem’s management, which in turn are based upon Stem’s management’s review of internal surveys, independent industry surveys and publications, including reports by third-party research and publicly available information. Such data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Stem is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/consent solicitation statement/prospectus.

RISK FACTORS
In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus. References in this section to “we,” “our,” or “us” generally refer to Stem, unless otherwise specified.
Risks Relating to Stem’s Business and Industry
COVID-19 Pandemic Risks
Our operations may be adversely affected by the coronavirus outbreak, and we face disruption risks from the coronavirus that could impact our business.
In December 2019, the coronavirus surfaced in Wuhan, China (“COVID-19”). The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, and thereafter virtually all countries in North America, Europe and Asia initiated travel restrictions, closed borders and instituted social distancing directives, including instructions requiring “shelter-in-place.” In addition to these travel restrictions, some locales may impose quarantines and further restrict travel, which may significantly impact the ability of our employees to visit our customers, suppliers, partners and the physical sites of our energy storage systems. Our business may be adversely affected by the risks of COVID-19 and the increased costs, supply chain delays, customer install delays and customer repair delays.
The COVID-19 outbreak has resulted in the extended shutdown of certain businesses in the U.S., Europe and Asia, which may result in disruptions or delays to our supply chain and either have resulted in or may result in significant disruptions to our customer base. Any disruption in these businesses will likely impact our sales and operating results. We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some employees to work remotely and implementing social distancing protocol for all work conducted onsite. We have suspended non-essential travel for our employees and are discouraging employee attendance at other gatherings.
Business disruptions elsewhere in the world caused by COVID-19 and related governmental responses could also negatively affect the sources and availability of components and materials that are sourced outside the U.S. and that are essential to the operation of our business. To date COVID-19 has had a limited adverse impact on our operations, supply chains and hardware and software-enabled services. Because of travel restrictions, we are not able to visit many prospective customers in person, which could delay the sales conversion cycle. Due to these precautionary measures, other governmental responses to limit the spread of COVID-19 and resulting global economic impacts, we may experience significant and unpredictable reductions in demand for our hardware and software-enabled services. The degree and duration of disruptions to our future business activity are unknown at this time.
The future impact of the COVID-19 outbreak is highly uncertain and cannot be predicted and there is no assurance that such outbreak will not have a material adverse impact on our business, financial condition and results of operations. The extent of the impact will depend on future developments, including actions taken to contain COVID-19 and if these impacts persist.
Market Opportunity Risks
Our limited operating history at current scale and our nascent industry make evaluating our business and future prospects difficult.
From our inception in 2009 through 2012, we were focused principally on research and development activities relating to our energy storage system technology. We did not sell any of our battery hardware and software-enabled services and did not recognize any material revenue until fairly recently. As a result, we have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision.

There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. One such solution is distributed, renewable energy generation which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power (as evidenced by current solar and wind generation deployments), decreases in the cost of manufacturing battery packs and a rapidly growing energy storage market driven by increasing demand from commercial and industrial customers, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.
If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability.
The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently, we would be unable to achieve sales and market share.
Many factors may influence the widespread adoption of renewable energy generation and demand for our hardware and software-enabled services, including, but not limited to the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.
Events that negatively impact the growth of renewable energy will have a negative impact on our business and financial condition.
The growth and profitability of our business is dependent upon the future growth of renewable energy, such as wind and solar. The growth of renewable energy, including the number of renewable energy projects is dependent upon a number of factors, including governmental policies, including incentives, that encourage the building of renewable energy projects and the cost of alternative energy sources, including fossil fuels and new technologies. Any events or change in the regulatory framework or electricity energy market that negatively impact the growth and development of renewable energy, particularly wind and solar energy, will have a negative impact on our business and financial condition.
The failure of battery storage cost to continue to decline would have a negative impact on our business and financial condition.
The growth and profitability of our business is dependent upon the continued decline in the cost of battery storage. Over the last decade the cost of battery storage systems, particularly lithium-ion based battery storage systems, have declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our hardware sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of battery storage systems of our OEM suppliers. If for whatever reason, our OEM suppliers are unable to continue to reduce the price of their battery storage systems, our business and financial condition will be negatively impacted.
The distributed generation industry is an emerging market and our distributed generation offerings may not receive widespread market acceptance.
The implementation and use of distributed generation at scale is still relatively nascent, and we cannot be sure that potential customers will accept such solutions broadly, or our hardware and software-enabled services more specifically. Enterprises may be unwilling to adopt our offerings over traditional or competing power sources for any number of reasons, including the perception that our technology is unproven, lack of confidence in our business model, unavailability of back-up service providers to operate and maintain the energy storage systems, and lack of awareness of our related hardware and software-enabled services. Because this is an emerging industry, broad acceptance of our hardware and software-enabled services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business may be adversely affected.
If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.
Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunity include, but are not limited to, the following: (i) Wood Mackenzie research forecasts that the U.S. energy storage market, excluding the residential market, is expected to reach a total value of approximately 29.5 GWh in 2026 and the global energy storage market, excluding the residential market, is expected to reach a total value of approximately 62 GWh in 2026; (ii) declines in lithium-ion battery costs and in the cost of renewable generation; (iii) growing demand for renewable energy: and (iv) increased complexity of the electrical grid. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included herein, see the section entitled “Information About Stem — Industry.”
Operating Risks
We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.
Based on its assessment as of December 31, 2020, management has identified material weaknesses in its internal controls over financial reporting that we are currently working to remediate, which relate to (i) ineffective internal controls over accounting for complex and significant transactions, (ii) accounting for energy storage systems, deferred cost of goods sold and inventory, (iii) ineffective internal controls over review of the Company’s consolidated financial statements and related disclosures, (iv) a lack of formality in our internal control activities, especially related to management review-type controls, (v) ineffective internal controls over the review of certain revenue recognition calculations, and (vi) ineffective internal controls over the review of internal-use capitalized software calculations. With respect to accounting for complex and significant transactions, deficiencies exist in our process for ensuring the completeness of information utilized in various technical accounting analyses and in certain instances, the proper application of the relevant accounting literature, including the determination of the appropriate valuation methodology. These deficiencies could result in material adjustments for certain transactions, including interest capitalization and accounting for convertible notes, and accounting and valuation of embedded derivatives and warrant liabilities. With respect to energy storage systems, inventory and deferred cost of goods sold, we did not properly track inflows and outflows, including the valuation of energy storage systems, due in part to the systems that the Company used to track and value energy storage systems and inventory. With respect to a lack of formality in our control activities, we did not sufficiently establish formal policies and procedures to design effective controls, establish responsibilities to execute these policies and procedures and hold individuals accountable for performance of these responsibilities, including over review over revenue recognition and internal-use capitalized software calculations. We had multiple control deficiencies aggregating to a material weakness over ineffective control activities.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our consolidated financial statements that could not be prevented or detected on a timely basis.

Our management has concluded that these material weaknesses in our internal control over financial reporting are due to the fact that, at the time, we were a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls.
Our management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.
If not remediated, these material weaknesses could result in further material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after consummation of the merger, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.
Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of revenue we recognize in a given period is materially dependent on the volume of purchases of our energy storage systems and software-enabled services in that period.
In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:
•
the timing of customer installations of our hardware, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules, availability and schedule of our third-party general contractors;

•
size of particular customer hardware installations and number of sites involved in any particular quarter;

•
delays or cancellations of energy storage system purchases and installations;

•
fluctuations in our service costs, particularly due to unaccrued costs of servicing and maintaining energy storage systems;

•
weaker than anticipated demand for our energy storage systems due to changes in government incentives and policies;

•
interruptions in our supply chain;

•
the timing and level of additional purchases by existing customers;

•
unanticipated expenses or installation delays incurred by customers due to changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements; and

•
disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

We have incurred significant losses in the past and we do not expect to be profitable before 2022.
Since our inception in 2009, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2020, we had an accumulated deficit of approximately $407.8 million. We expect to continue to expand our operations, including by investing in sales and marketing, research and development, staffing systems and infrastructure to support our growth. Under our current plans, we expect to incur net losses on a GAAP basis through 2022. Our ability to achieve profitability in the future will depend on a number of factors, including:
•
growing our sales volume;

•
increasing sales to existing customers and attracting new customers for our hardware and software-enabled services;

•
improving our ability to procure energy storage systems from original equipment manufacturers (“OEMs”) on cost-effective terms;

•
improving our consolidated gross margins reflecting the ability to maintain favorable contract pricing and terms with our customers for our hardware and software-enabled services;

•
improving the effectiveness of our sales and marketing activities; and

•
attracting and retaining key talent in a competitive marketplace.

Even if we do achieve profitability when expected, we may be unable to sustain or increase our profitability in the future.
Our platform performance may not meet our customers’ expectations or needs.
The renewable energy projects that our customers construct and own are subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of our or our operators’, customers’ or utilities’ equipment; an inability to find suitable replacement equipment or parts; less than expected supply or quality of the project’s source of electricity and faster than expected diminishment of such electricity supply; or volume disruption in our supply collection and distribution system. Any extended interruption or failure of our customer’s projects for any reason to generate the expected amount of output, could adversely affect our business, financial condition and results of operations. In addition, we have in the past, and may in the future, impact our customers’ willingness to continue to procure additional hardware and software-enabled services form us if any of our customer’s projects incur operational issues that indicate expected future cash flows from the project are less than the project’s carrying value. Any such outcome could adversely affect our operating results or ability to continue to grow our sales volume or to increase sales to existing customers or new customers.
If any energy storage systems procured from OEM suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
The energy storage systems we pair with the Athena platform are complex energy solutions. We rely on our OEM suppliers to control the quality of the battery storage equipment and other components that make up the energy storage system sold to our customers. We are not involved in the manufacture of the batteries or other components of the energy storage systems. As a result, our ability to seek recourse for liabilities and recover costs from our OEM suppliers depends on our contractual rights as well as the financial condition and integrity of such OEM suppliers that supply us with the batteries and other components of our energy storage systems. Such systems may contain undetected or latent errors or defects. In the past, we discovered latent defects in energy storage systems. In connection with such defects, we could incur significant expenses or disruptions of our operations including, to our energy storage network, that would prevent us from performing the automated data engineering required to support our AI processes and energy storage network. Any manufacturing defects or other failures of our energy storage systems to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our personnel from operating and maintenance efforts, expose us to adverse regulatory action and significantly and adversely affect customer satisfaction, market acceptance and our business reputation. Furthermore, our OEM suppliers may be unable to correct manufacturing defects or other failures of any energy storage systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.
On rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries. This faulty result could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion batteries for energy applications or any future incident involving lithium-ion batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.
If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.
We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. As a result, in connection with the sales of energy storage hardware, we enter into recurring long-term services agreements with customers for the usage of our Athena platform for approximately 10 to 20 years. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of the energy storage system and prevailing electricity prices. We also provide performance warranties and guarantees covering the efficiency and output performance of our software-enabled services. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance.
Further, the occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays with our energy storage systems or the Athena platform, whether in connection with day-to-day operations or otherwise, could result in:
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loss of customers;

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loss or delayed market acceptance and sales of our hardware and software-enabled services;

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delays in payment to us by customers;

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injury to our reputation and brand;

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legal claims, including warranty and service level agreement claims, against us; or

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diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects or errors in our hardware and software or other performance problems may be substantial and could adversely affect our business, financial condition and results of operations.
Future product recalls could materially adversely affect our business, financial condition and operating results.
Any product recall in the future, whether it involves our or a competitor’s product, may result in negative publicity, damage our brand and materially adversely affect our business, financial condition and results of operations. In the future, we may voluntarily or involuntarily, initiate a recall if any of our products that are proven or possibly could be defective or noncompliant with applicable environmental laws and regulations, including health and safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, financial condition and operating results.

We primarily rely on Amazon Web Services to deliver our services to users on our Athena platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.
We currently host our Athena platform and support our energy storage network operations on one or more datacenters provided by Amazon Web Services (“AWS”), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. Our Athena platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users on our Athena platform. Since our Athena platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our hardware and software-enabled services to customers. It may become increasingly difficult to maintain and improve our performance, as we expand and our energy storage network grows, increasing customer reliance on the Athena platform. Any negative publicity arising from any disruptions to AWS’ facilities, and as a result, our Athena platform could adversely affect our reputation and brand and may adversely affect the usage of our hardware and software-enabled services. Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our hardware and software-enabled services, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.
Our commercial agreement with AWS will remain in effect until terminated by AWS or us. AWS may terminate the agreement for convenience by providing us at least thirty (30) days advanced notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. Even though our platform is entirely in the cloud, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would adversely affect our business, financial condition and results of operations over the longer term.
Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.
Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, our sales process is highly dependent on the quality of our hardware and software-enabled services, on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations.
We offer technical support services with our hardware and software-enabled services and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and adversely affect business, financial condition and results of operations.
The U.S. federal government and some state and local governments provide incentives to end users and purchasers of our energy storage systems in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the energy storage systems to our customers in the U.S. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy.
Our energy storage systems have qualified for tax exemptions, incentives or other customer incentives in many states including the states of California, Massachusetts, New York, Hawaii and Texas. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our energy storage systems are currently installed in eight U.S. states, each of which may have its own enabling policy framework. There is no guarantee that these policies will continue to exist in their current form, or at all. Such state programs may face increased opposition on the U.S. federal, state and local levels in the future. Changes in federal or state programs could reduce demand for our energy storage systems, impair sales financing and adversely impact our business results.
Our hardware and software-enabled services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.
Our sales cycle is typically six (6) to twelve (12) months for our hardware and software-enabled services, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled services. The period between initial discussions with a potential customer and the sale of even a single energy storage system typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. Currently, we believe the time between the entry into a sales contract with a customer and the installation of our energy storage systems can range from nine (9) to eighteen (18) months or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.
These lengthy sales and installation cycles increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control including an inability to install an energy storage system at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.
Additionally, we have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition and results of operations could be adversely affected.
The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.
The economic benefit of our energy storage systems to our customers includes, among other things, the benefit of reducing such customer’s payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems.
Additionally, the electricity produced by our energy storage systems is currently not cost competitive in some geographic markets, and we may be unable to reduce our costs to a level at which our energy storage systems would be competitive in such markets. As such, unless the cost of electricity in these markets rises or we are able to generate demand for our energy storage systems based on benefits other than electricity cost savings, our potential for growth may be limited.
Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the U.S., governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.
The installation and operation of our energy storage systems at a particular site is also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.
In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. We may be unable to unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.

The growth of our business depends on customers renewing their services subscriptions. If customers do not continue to use our subscription offerings or if we fail to expand the availability of hardware and software-enabled services available to our customers, our business and operating results will be adversely affected.
In addition to upfront sale of hardware and network integration, we depend on customers continuing to subscribe to services enabled by our Athena platform. Therefore, it is important that customers renew their subscriptions when the contract term expires, increase their purchases of our hardware and network solutions and enhance their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software-enabled services and features, functionality of our energy storage hardware and software-enabled services, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.
If customers do not renew their subscriptions, if they renew on less favorable terms, if they fail to increase their purchase of our hardware and software-enabled services, or if they fail to refer us their customers and partners as potential new customers, our business, financial condition and results of operations will be adversely affected.
Changes in subscriptions or pricing models may not be reflected in near-term operating results.
We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.
Third-Party Partner Risks
Our hardware and software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.
Our hardware and software-enabled services are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the electricity that our storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our energy storage systems deliver or delay the completion of our customers’ construction projects. In addition, certain of our energy storage systems’ generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a particular customer project’s potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy agreements entered into with our suppliers and adversely affect our business.
We have in some instances, entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.
We have entered into long-term supply agreements with certain suppliers of battery storage systems and other components of our energy storage systems. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited alternatives for supply in the short term, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Additionally, many of the battery storage systems and components of our energy storage systems are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.
Our growth depends in part on the success of our relationships with third parties.
We rely on third-party general contractors to install energy storage systems at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to facilitate customer installations as planned. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their sub-contractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards and it may be difficult to find and train third-party general contractors that meet our standards at a competitive cost.
In addition, a key component of our growth strategy is to develop or expand our relationships with third parties. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries, including large renewable project developers, to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new partners and retaining existing partners. Negotiating relationships with our partners, investing in due diligence efforts with potential partners, training such third parties and contractors and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Such circumstance would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.
We must maintain customer confidence in our long-term business prospects in order to grow our business.
Customers may be less likely to purchase our hardware and services if they are not convinced that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our hardware and software-enabled services, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our hardware and software-enabled services, delivery and service operations to meet demand, competition, future changes in the evolving distributed and renewable energy markets or uncertainty regarding sales performance compared with market expectations.
Accordingly, in order to grow our business, we must maintain confidence among our customers, OEM suppliers, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:
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our limited operating history at current scale;

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our historical and anticipated near-term lack of profitability;

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unfamiliarity with or uncertainty about our energy storage systems and the overall perception of the distributed and renewable energy generation markets;

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prices for electricity in particular markets;

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competition from alternate sources of energy;

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warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary software;

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the environmental consciousness and perceived value of environmental programs to our customers;

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the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

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the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition and results of operations.
Competition Risks
We currently face and will continue to face significant competition.
We compete for customers, financing partners and incentive dollars with other energy storage providers. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative energy storage technologies or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new energy storage competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business results.
We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.
Certain of our suppliers also supply systems and components to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to energy storage systems. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially adversely affect our business, financial condition and results of operations.
If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.
We must continue to reduce the costs of production, installation and operation of our energy storage systems to expand our market. Additionally, certain of our existing service contracts were entered into based on projections regarding service costs reductions that assume continued advances in the cost of delivery of our services, which we may be unable to realize. While we have been successful in reducing our costs to date, the cost of battery storage systems and other components of our energy storage systems, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could adversely affect our business, financial condition and results of operations. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects.
New Project and Growth Risks
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
Although we have taken many protective measures to protect our intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our software developers reside in California and it is not legally permissible to prevent them from working for a competitor, if and when one should exist.
Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may adversely affect our business, prospects and reputation.
We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately abroad.
Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the U.S.
In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.
We may need to defend ourselves against claims that we infringe, have misappropriated or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.
Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by our products and services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Several of the proprietary components used in our energy storage systems have been subjected to infringement challenges in the past. We also generally indemnify our customers against claims that the hardware and software-enabled services we supply infringe, misappropriate, or otherwise violate third-party intellectual property rights, and we may therefore be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our hardware and software-enabled services are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling products or services that incorporate the challenged intellectual property;

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pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

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obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

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redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.
We also license technology from third parties, and incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.
If we fail to manage our growth effectively, include failing to attract and integrate qualified personnel, we may not be able to develop, produce, market and sell our hardware and software-enabled services successfully.
Any failure to manage our growth effectively could materially and adversely affect our business, financial condition and operating results. We intend to expand our operations significantly. We expect our future expansion to include, among other things:
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expanding the management team;

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hiring and training new personnel;

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conducting market research and analysis;

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controlling expenses and investments in anticipation of expanded operations;

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expanding service departments;

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implementing and enhancing administrative infrastructure, systems and processes; and

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expanding our market share in international markets, such as Japan, Australia, Europe, South America and Latin America, including Mexico.

Our success depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense. Our ability to hire, attract and retain them will depend in part on our ability to provide competitive compensation packages and a high-quality work environment. We may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, and our failure to do so could adversely affect our business, financial condition and operating results.
If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business could be adversely affected.
We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our hardware and software-enabled services, and negatively impact our business, financial condition and operating results. In particular, we are highly dependent on the services of John Carrington, our Chief Executive Officer and Director, Bill Bush, our Chief Financial Officer, Mark Triplett, our Chief Operating Officer, Alan Russo, our Chief Revenue Officer, Larsh Johnson, our Chief Technology Officer, Prakesh Patel, our Chief Strategy Officer and other key employees. We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located. Our failure to attract and retain our executive officers and other key technology, sales, marketing and support personnel, could adversely affect our business, financial condition and results of operations.
While we have not made material acquisitions to date, should we pursue acquisitions in the future, it would be subject to risks associated with acquisitions.
We may acquire additional assets, products, technologies or businesses that are complementary to our existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our own business would require attention from management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.
If we are unsuccessful in developing and maintaining our proprietary technology, including our Athena platform, our ability to attract and retain partners could be impaired, our competitive position could be adversely affected and our revenue could be reduced.
Our future growth depends on our ability to continue to develop and maintain our proprietary technology that supports our hardware and software-enabled services, including our Athena platform. In the event that our current or future products and services require features that we have not developed or licensed, or we lose the benefit of an existing license, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology. We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology, as well as a combination of trade secrets and copyright law, employee and third-party non-disclosure agreements and other protective measures to protect intellectual property rights pertaining to our proprietary technology and hardware and software-enabled services. There can be no assurance that the steps taken by us to protect any of our proprietary technology will be adequate to prevent misappropriation of these technologies by third parties. If we were unable to maintain our existing proprietary technology, our ability to attract and retain customers could be impaired, our competitive position could be adversely affected and our revenue could be reduced.
Our management has limited experience in operating a public company.
Our management team, including our executive officers, has limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-merger company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than we anticipate.
As a result of the merger, we will become a public company, and as such (and particularly after we are no longer an “emerging growth company” or “smaller reporting company”), will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the New York Stock Exchange, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our board of directors as compared to when we were a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company” or a “smaller reporting company.” We may need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability.
As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.
We have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. As a public company after the merger, we may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for twelve (12) months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We expect that we will be subject to the SEC’s internal control reporting and attestation requirements with respect to our annual report on Form 10-K for the year ended December 31, 2021. We might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
Expanding operations internationally could expose us to risks.
Although we currently primarily operate in the U.S., we will seek to expand our business internationally. We are currently operating or have contracted nearly 1 GWh of aggregate system capacity across over 900 locations in the U.S., Canada, Chile and Japan and we intend to expand into other growing markets such as Mexico, Australia, Colombia and Europe. Managing any international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Any expansion internationally could subject our business to risks associated with international operations, including:
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conformity with applicable business customs, including translation into foreign languages and associated expenses;

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lack of availability of government incentives and subsidies;

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potential changes to our established business model;

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cost of alternative power sources, which could vary meaningfully outside the U.S.;

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difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

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customer installation challenges which we have not encountered before, which may require the development of a unique model for each country;

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differing levels of demand among members of our customer base, including commercial and industrial customers, utilities, independent power producers and project developers;

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compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, banking, employment, tax, privacy and data protection laws and regulations, such as the EU Data Privacy Directive;

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compliance with U.S. and foreign anti-bribery laws;

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difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

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restrictions on repatriation of earnings;

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compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws; and

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regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful and may negatively impact our results of operations and profitability.
Regulatory Risks
The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.
We are subject to national, state and local environmental laws and regulations, as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.
Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local level and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of battery technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.
In many instances, our technology is moving faster than the development of applicable regulatory frameworks. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, result in fines, require their modification or replacement, or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments, any of which could adversely affect our business, financial performance and reputation.
Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.
The market for electricity generation products is heavily influenced by U.S. federal, state, local and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our energy storage systems. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to our customers of using our energy storage systems and making them less economically attractive.
Our business could be adversely affected by trade tariffs or other trade barriers.
In recent years, China and the U.S. have each imposed tariffs, and there remains a potential for further trade barriers. These barriers may escalate into a trade war between China and the U.S. Tariffs could potentially impact our hardware component prices and impact any plans to sell products in China and other international markets. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.
Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations.
Revenue from any projects we support may be adversely affected if there is a decline in public acceptance or support of renewable energy, or regulatory agencies, local communities, or other third parties delay, prevent, or increase the cost of constructing and operating customer projects.
Certain persons, associations and groups could oppose renewable energy projects in general or our customers’ projects specifically, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, our customers are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that our customers carry out certain corrective measures to the proposed project. Opposition to our customers’ project requests for permits or successful challenges or appeals to permits issued for their projects could adversely affect our operating plans.
A decrease in acceptance of renewable energy projects by local populations, an increase in the number of legal challenges, or an unfavorable outcome of such legal challenges could adversely affect the financial condition of our customers and reduce their demand for our hardware and software-enabled services. Any reduction in customer demand for our hardware and software-enabled services, could adversely affect our business, financial condition and results of operations.
Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.
We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.
Cybersecurity and Information Technology Risks
A failure of our information technology (“IT”) and data security infrastructure could adversely affect our business and operations.
We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.
Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. We have experienced such incidents in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.
Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.
Our technology, including the Athena platform, could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.
We may be subject to claims that our hardware and software-enabled services, including the Athena platform have malfunctioned and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.
Furthermore, our Athena platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Our software has contained defects and errors and may in the future contain undetected defects or errors. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.
Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition and results of operations:
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expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

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loss of existing or potential customers or partners;

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interruptions or delays in sales;

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delayed or lost revenue;

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delay or failure to attain market acceptance;

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delay in the development or release of new functionality or improvements;

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negative publicity and reputational harm;

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sales credits or refunds;

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exposure of confidential or proprietary information;

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diversion of development and customer service resources;

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breach of warranty claims;

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legal claims under applicable laws, rules and regulations; and

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the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, reseller, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.
Risks Relating to the Merger
STPK public stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Upon the issuance of the New Stem Common Stock to Stem stockholders, current STPK public stockholders’ percentage ownership will be diluted. Subject to the assumptions set forth under “Basis of Presentation and Glossary” and assuming no public stockholders exercise their redemption rights, current STPK public stockholders’ percentage ownership in New Stem following the issuance of shares to Stem stockholders and after giving effect to the PIPE Investment would be 28.3%. Under the same assumptions and assuming that 38,358,504 shares of Class A Common Stock (the maximum number of shares of Class A Common Stock that could be redeemed in connection with the merger) are redeemed in connection with the merger and excluding any shares issuable pursuant to STPK’s outstanding warrants, current STPK public stockholders would not have any ownership in New Stem following the issuance of shares of New Stem Common Stock to Stem stockholders. Additionally, of the expected members of the New Stem board of directors after the completion of the merger, only two will be current directors of STPK or appointed by current stockholders of STPK and the rest will be current directors of Stem or appointed by current stockholders of Stem. The percentage of New Stem Common Stock that will be owned by current STPK public stockholders as a group will vary based on the number of shares of Class A Common Stock for which the holders thereof request redemption in connection with the merger. To illustrate the potential ownership percentages of current STPK public stockholders under different redemption levels, based on the number of issued and outstanding shares of STPK common stock, Existing Stem Common Stock and Stem Preferred Stock on           , 2021, current STPK public stockholders, as a group, will own (1) if there are no redemptions, 28.3% of New Stem Common Stock expected to be outstanding immediately after the merger and after giving effect to the PIPE Investment or (2) if there are redemptions of 100% of the outstanding shares of STPK common stock (which is the maximum amount of redemptions that would satisfy STPK having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act)), no shares of the New Stem Common Stock expected to be outstanding immediately after the merger. Because of this, current STPK public stockholders, as a group, will have less influence on the board of directors, management and policies of New Stem than they now have on the board of directors, management and policies of STPK.
The market price of shares of New Stem Common Stock after the merger may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.
Upon completion of the merger, holders of shares of Existing Stem Common Stock and Stem Preferred Stock will become holders of shares of New Stem Common Stock. Prior to the merger, STPK has had limited operations. Upon completion of the merger, New Stem’s results of operations will depend upon the performance of Stem’s businesses, which are affected by factors that are different from those currently affecting the results of operations of STPK.
STPK has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.
STPK is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Stem is fair to STPK’s stockholders from a financial point of view. The fair market value of Stem has been determined by STPK’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. STPK’s stockholders will be relying on the judgment of its board of directors with respect to such matters.
If the merger’s benefits do not meet the expectations of financial analysts, the market price of New Stem Common Stock may decline.
The market price of the New Stem Common Stock may decline as a result of the merger if New Stem does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on New Stem’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New Stem Common Stock may experience a loss as a result of a decline in the market price of New Stem Common Stock. In addition, a decline in the market price of New Stem Common Stock could adversely affect New Stem’s ability to issue additional securities and to obtain additional financing in the future.
The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the proposals required to effect the merger by STPK stockholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of New Stem Common Stock to be issued to Stem stockholders for listing on the NYSE, meeting the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or STPK or Stem may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement — Termination” beginning on page 187.
Termination of the merger agreement could negatively impact Stem and STPK.
If the merger is not completed for any reason, including as a result of Stem stockholders declining to adopt the merger agreement or STPK stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of Stem and STPK may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Stem and STPK would be subject to a number of risks, including the following:
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Stem or STPK may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

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Stem may experience negative reactions from its customers, vendors and employees;

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Stem and STPK will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

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since the merger agreement restricts the conduct of Stem’s and STPK’s businesses prior to completion of the merger, each of Stem and STPK may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement — Covenants and Agreements” beginning on page 175 of this proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Stem and STPK).

If the merger agreement is terminated and Stem’s board of directors seeks another merger or business combination, Stem stockholders cannot be certain that Stem will be able to find a party willing to offer equivalent or more attractive consideration than the consideration STPK has agreed to provide in the merger or that such other merger or business combination is completed. If the merger agreement is terminated and STPK’s board of directors seeks another merger or business combination, STPK stockholders cannot be certain that STPK will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See “The Merger Agreement — Termination” on page 187.
Stem will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Stem and consequently on STPK. These uncertainties may impair Stem’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Stem to seek to change existing business relationships with Stem. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Stem’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Stem from making certain expenditures and taking other specified actions without the consent of STPK until the merger occurs. These restrictions may prevent Stem from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 175.
Stem directors and officers may have interests in the merger different from the interests of Stem’s stockholders.
Executive officers of Stem negotiated the terms of the merger agreement with their counterparts at STPK, and the Stem board of directors determined that entering into the merger agreement was in the best interests of Stem and its stockholders, declared the merger agreement advisable and recommended that Stem stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Stem’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Stem stockholders. The Stem board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Stem’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that Stem’s directors and executive officers may have in the merger, please see the section entitled “The Merger — Interests of Stem Directors and Executive Officers in the Merger” beginning on page 166.
STPK directors and officers may have interests in the merger different from the interests of STPK Stockholders.
Executive officers of STPK negotiated the terms of the merger agreement with their counterparts at Stem, and the STPK board of directors determined that entering into the merger agreement was in the best interests of STPK and its stockholders, declared the merger agreement advisable and recommended that STPK stockholders approve the proposals required to effect the merger. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that STPK’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of STPK stockholders. The STPK board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to STPK’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that STPK’s directors and executive officers may have in the merger, please see the section entitled “The Merger — Interests of STPK’s Directors and Officers in the Merger” beginning on page 169.
The merger will result in changes to the board of directors of New Stem that may affect the strategy of New Stem.
If the parties complete the merger, the composition of New Stem board of directors will change from the current boards of directors of STPK and Stem. The board of directors of New Stem will consist of John Carrington, David Buzby, Adam Daley, Mike Morgan, Anil Tammineedi, Lisa Troe, Laura D’Andrea Tyson

and Jane Woodward after the completion of the merger. This new composition of the New Stem board of directors may affect the business strategy and operating decisions of New Stem upon the completion of the merger.
The merger agreement contains provisions that may discourage other companies from trying to acquire Stem for greater merger consideration.
The merger agreement contains provisions that may discourage a third-party from submitting a business combination proposal to Stem that might result in greater value to Stem’s stockholders than the merger or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Stem than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Stem from soliciting, or entering into discussions with any third-party regarding any acquisition proposal or offers for competing transactions. Stem also has an unqualified obligation to submit the proposal to adopt the merger agreement to a vote by its stockholders, even if Stem receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms.
The unaudited pro forma combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.
The unaudited pro forma financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Stem’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that STPK and Stem currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Stem’s net assets. The purchase price allocation reflected in this proxy statement/consent solicitation statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Stem as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/consent solicitation statement/prospectus. See “Summary Unaudited Pro Forma Combined Financial Information” beginning on page 17.
STPK and Stem will incur transaction costs in connection with the merger.
Each of STPK and Stem has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. STPK and Stem may also incur additional costs to retain key employees. STPK and Stem will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. STPK estimates that it will incur approximately $13.4 million in deferred underwriting fees and $6.8 million in fees related to the PIPE Investment and $9.1 million in transaction costs. Stem estimates that it will incur approximately $24.5 million in transaction costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger — Terms of the Merger” beginning on page 152.
Stem’s stockholders will have their rights as stockholders governed by New Stem’s organizational documents.
As a result of the completion of the merger, holders of shares of Existing Stem Common Stock and Stem Preferred Stock will become holders of shares of New Stem Common Stock, which will be governed by New Stem’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Stem stockholders and the rights that Stem stockholders who become New Stem stockholders will have as stockholders of New Stem. See “Comparison of Stockholders’ Rights” beginning on page 211.

The Sponsor has agreed to vote in favor of the proposals at the STPK Special Meeting, regardless of how public stockholders vote.
As of the date hereof, the Founder Shares owned by STPK’s Sponsors represent approximately 20% of the voting power of the outstanding STPK common stock. Pursuant to the Letter Agreement entered into at the closing of STPK’s IPO, the Sponsor has agreed to vote its Founder Shares and any shares of Class A Common Stock held by it in favor of each of the proposals at the STPK Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals at the STPK Special Meeting will increase the likelihood that STPK will receive the requisite stockholder approval for the merger and the transactions contemplated thereby.
Because of STPK’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If STPK is unable to complete the initial business combination, its public stockholders may receive only approximately $10.13 per share on its redemption of its shares of Class A Common Stock, or less than such amount in certain circumstances based on the balance of its Trust Account (as of December 31, 2020), and its warrants will expire worthless.
STPK encounters competition from other entities having a business objective similar to its own, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities competing for the types of businesses it intends to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar technical, human and other resources to those of STPK, and its financial resources will be relatively limited when contrasted with those of many of these competitors. While STPK believes there are numerous target businesses it could potentially acquire with the net proceeds of its IPO and the sale of the private placement warrants, STPK’s ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by its available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, because STPK is obligated to pay cash for the shares of Class A Common Stock its public stockholders redeem in connection with the initial business combination, target companies will be aware that this may reduce the resources available to STPK for the initial business combination. This may place STPK at a competitive disadvantage in successfully negotiating an initial business combination. If it is unable to complete an initial business combination, STPK’s public stockholders may only receive $10.13 per share on the liquidation of its Trust Account, based on the balance of the Trust Account (as of December 31, 2020), and its warrants will expire worthless.
STPK may not be able to consummate the merger or an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Common Stock and liquidate, in which case the holders of Class A Common Stock may only receive $10.00 per share, or less than such amount in certain circumstances, and the public warrants will expire worthless.
The Existing Charter provides that STPK must complete an initial business combination by August 20, 2022 to complete any initial business combination. If STPK is unable to complete an initial business combination before August 20, 2022, STPK will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to STPK to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and STPK’s board of directors, dissolve and liquidate, subject in each case to STPK’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if STPK fails to complete an initial business combination within the 24 month time period. In certain circumstances, the holders of Class A Common Stock may receive less than $10.00 per share on the redemption of their shares.

STPK’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from holders of Class A Common Stock, which may influence the vote on the Business Combination Proposal and reduce the public float of the Class A Common Stock.
STPK’s Sponsor, directors, officers, advisors or their affiliates may purchase Class A Common Stock or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the consummation of the merger and the other transactions contemplated by the merger agreement, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Class A Common Stock or public warrants in such transactions.
Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that STPK’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from holders of Class A Common Stock who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination Proposal and thereby increase the likelihood of obtaining stockholder approval of the Business Combination Proposal. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the merger or the other transactions contemplated by the merger agreement. Any such purchases of STPK securities may result in consummation of the merger, which may not otherwise have been possible. Any such purchases will be reported pursuant to Sections 13 and 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public float of Class A Common Stock or public warrants and the number of beneficial holders of STPK securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of STPK securities on a national securities exchange.
Neither STPK nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Stem in the merger agreement ultimately proves to be inaccurate or incorrect.
The representations and warranties made by Stem and STPK to each other in the merger agreement will not survive the consummation of the merger. As a result, STPK and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Stem in the merger agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, STPK would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.
Either STPK or Stem may waive one or more of the conditions to the merger or certain of the other transactions contemplated by the merger agreement.
Either STPK or Stem may agree to waive, in whole or in part, some of the conditions to our obligations to consummate the merger or certain of the other transaction contemplated by the merger agreement, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to consummate the merger that certain of Stem’s representations and warranties are true and correct in all respects as of the closing, except where the failure of such representations and warranties to be true and correct, taken as a whole, would not result in a material adverse effect. However, if STPK’s board of directors determines that it is in the best interest of the STPK stockholders to waive any such breach, then the board may elect to waive that condition and consummate the merger. No party is able to waive the condition that STPK stockholders approve the Business Combination Proposal.

STPK does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for STPK to consummate an initial business combination with which a substantial majority of STPK’s stockholders do not agree.
The Existing Charter does not provide a specified maximum redemption threshold, except that in no event will STPK redeem the Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of an initial business combination and after payment of underwriters’ fees and commissions (such that STPK is not subject to the SEC’s “penny stock” rules). As a result, STPK may be able to consummate the merger even if a substantial majority of its stockholders do not agree with the merger and have redeemed their shares. In the event the aggregate cash consideration STPK would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the merger agreement exceed the aggregate amount of cash available to STPK, STPK will not complete the merger or redeem any shares, all shares of Class A Common Stock submitted for redemption will be returned to the holders thereof, and STPK instead may search for an alternate business combination.
If third parties bring claims against STPK, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.
STPK’s placing of funds in the Trust Account may not protect those funds from third-party claims against STPK. Although STPK has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with STPK waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the holders of Class A Common Stock, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against STPK’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, STPK’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to STPK than any alternative. STPK is not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of its IPO and STPK’s independent registered public accounting firm.
STPK’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, STPK’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.
While STPK currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to STPK, it is possible that STPK’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If STPK’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock may be reduced below $10.00 per share.

STPK may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.
STPK has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, STPK’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by STPK only if (i) STPK has sufficient funds outside of the Trust Account or (ii) STPK consummates an initial business combination. STPK’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against STPK’s officers and directors, even though such an action, if successful, might otherwise benefit STPK and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent STPK pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.
If, after STPK distributes the proceeds in the Trust Account to the holders of Class A Common Stock, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against STPK that is not dismissed, a bankruptcy court may seek to recover such proceeds, and STPK and its board may be exposed to claims of punitive damages.
If, after STPK distributes the proceeds in the Trust Account to its stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against STPK that is not dismissed, any distributions received by STPK’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by STPK’s stockholders. In addition, the STPK board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and STPK to claims of punitive damages, by paying STPK’s stockholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, STPK files a bankruptcy petition or an involuntary bankruptcy petition is filed against STPK that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of STPK’s stockholders and the per-share amount that would otherwise be received by STPK’s stockholders in connection with STPK’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, STPK files a bankruptcy petition or an involuntary bankruptcy petition is filed against STPK that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in STPK’s bankruptcy estate and subject to the claims of third parties with priority over the claims of STPK’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by STPK’s stockholders in connection with STPK’s liquidation may be reduced.
STPK stockholders may be held liable for claims by third parties against STPK to the extent of distributions received by them upon redemption of their shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event STPK does not complete an initial business combination within the timeframe set forth in the Existing Charter may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is

STPK’s intention to redeem the Class A Common Stock as soon as reasonably possible in the event it does not complete its initial business combination and, therefore, STPK does not intend to comply with the foregoing procedures.
Because STPK will not comply with Section 280, Section 281(b) of the DGCL requires STPK to adopt a plan, based on facts known to STPK at such time that will provide for STPK’s payment of all existing and pending claims or claims that may be potentially brought against STPK within the ten (10) years following its dissolution. However, because STPK is a blank check company, rather than an operating company, and STPK’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from STPK’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If STPK’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. STPK cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, STPK’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of STPK’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event STPK does not complete an initial business combination within the timeframe set forth in the Existing Charter is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six (6) years after the unlawful redemption distribution, instead of three (3) years, as in the case of a liquidating distribution.
STPK may not be able to complete the PIPE Investment in connection with the merger.
STPK may not be able to complete the PIPE Investment on terms that are acceptable to STPK, or at all. If STPK does not complete the PIPE Investment, STPK may not be able to consummate the merger or certain other transactions contemplated by the merger agreement. The terms of any alternative financing may be more onerous to the combined company than the PIPE Investment, and STPK may be unable to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the combined company. None of STPK’s officers, directors or stockholders is required to provide any financing to STPK in connection with or after the consummation of the merger.
STPK may amend the terms of its warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A Common Stock purchasable upon exercise of a public warrant could be decreased, all without your approval.
The STPK Warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company (“CST”), as warrant agent, and STPK. The Warrant Agreement provides that the terms of STPK’s warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of the public warrants. Accordingly, STPK may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding warrants approve of such amendment. Although STPK’s ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Class A Common Stock purchasable upon exercise of a warrant.
STPK may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
STPK has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of

Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which STPK gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by STPK, STPK may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. STPK will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by STPK so long as they are held by the Sponsor or its permitted transferees.
Subsequent to the consummation of the merger and the other transactions contemplated by the merger agreement, New Stem may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on the combined company’s financial condition, results of operations and the price of New Stem Common Stock, which could cause you to lose some or all of your investment.
Although STPK has conducted due diligence on Stem, this diligence may not reveal all material issues that may be present with Stem’s business. Factors outside of Stem’s and STPK’s respective control may, at any time, arise. As a result of these factors, New Stem may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in the combined company reporting losses. Even if STPK’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with STPK’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on the combined company’s liquidity, the fact that the combined company reports charges of this nature could contribute to negative market perceptions about the combined company or its securities. In addition, charges of this nature may cause the combined company to be unable to obtain future financing on favorable terms or at all.
New Stem’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the merger is consummated could have a material adverse effect on its business.
Stem is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the merger and the other transactions contemplated by the merger agreement, the combined company will be required to provide management’s attestation on internal controls commencing with New Stem’s annual report for the year ending December 31, 2021 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Stem as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the merger. If the combined company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.
New Stem will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Stem’s securities less attractive to investors and may make it more difficult to compare New Stem’s performance to the performance of other public companies.
New Stem will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the combined company will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New Stem’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Stem’s stockholders may not have access to certain information they may deem important. New Stem will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following August 20, 2025, (b) in which New Stem has total annual gross revenue of at least $1.07 billion, or (c) in which New Stem is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th subject to compliance with periodic reporting requirements for a period of at least twelve (12) months, and (2) the date on which New Stem has issued more than $1.0 billion in non-convertible debt securities during the prior three (3) year period. STPK cannot predict whether investors will find New Stem’s securities less attractive because it will rely on these exemptions. If some investors find the combined company’s securities less attractive as a result of the combined company’s reliance on these exemptions, the trading prices of the combined company’s securities may be lower than they otherwise would be, there may be a less active trading market for New Stem’s securities and the trading prices of the combined company’s securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. STPK has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, it, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of STPK’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
The future exercise of registration rights may adversely affect the market price of New Stem Common Stock.
Certain New Stem stockholders will have registration rights for restricted securities. In connection with the consummation of the merger, New Stem will enter into the IRA with STPK, the Sponsor and certain other stockholders of New Stem, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. Sales of a substantial number of shares of New Stem Common Stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Stem Common Stock.
Warrants will become exercisable for New Stem Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Stem stockholders.
Outstanding warrants to purchase an aggregate of 7.2 million shares of New Stem Common Stock will become exercisable on the later of thirty (30) days after the completion of the merger or twelve (12) months from the consummation of STPK’s IPO. Each warrant entitles the holder thereof to purchase one (1) share of New Stem Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of New Stem Common Stock. To the extent such warrants are exercised, additional shares of New Stem Common Stock will be issued, which will result in dilution to the then existing holders of common stock of Stem and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

STPK’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Stem’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Stem, all of whom STPK expects to stay with the combined company following the consummation of the merger. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.
STPK’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Stem’s ability to successfully operate the business following the consummation of the merger is dependent upon the efforts of certain key personnel of Stem. Although STPK expects key personnel to remain with the combined company following the consummation of the merger, there can be no assurance that they will do so. It is possible that Stem will lose some key personnel, the loss of which could negatively impact the operations and profitability of the combined company. Furthermore, following the consummation of the merger, certain of the key personnel of Stem may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause the combined company to have to expend time and resources helping them become familiar with such requirements.
The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in STPK’s name, actions against STPK’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against STPK’s directors, officers, other employees or stockholders.
The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in STPK’s name, actions against STPK’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with STPK or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although such stockholders will not be deemed to have waived STPK’s compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Existing Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, STPK may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
The Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Additional Risks Relating to Ownership of New Stem Common Stock Following the Merger
The NYSE may delist New Stem’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Stem to additional trading restrictions.
Currently, STPK’s units, Class A Common Stock and public warrants are publicly traded on the NYSE. We intend to list the combined company’s common stock and public warrants on the NYSE under the symbols STEM and STEM WS, respectively, upon the closing of the merger. STPK will not have units traded following closing of the merger. STPK cannot assure you that its securities will continue to be listed on the NYSE following the merger. In order to continue listing its securities on the NYSE following the merger, New Stem will be required to maintain certain financial, distribution and stock price levels. Generally, New Stem will be required to maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with the merger, New Stem will be required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements, in order to continue to maintain the listing of its securities on the NYSE. For instance, New Stem’s stock price would generally be required to be at least $4.00 per share and our market capitalization would generally be required to be at least $150,000,000. In addition to the listing requirements for the New Stem Common Stock, the NYSE imposes listing standards on warrants. We cannot assure you that New Stem will be able to meet those initial listing requirements at that time.
If NYSE delists New Stem’s securities from trading on its exchange and New Stem is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that the New Stem Common Stock is a “penny stock” which will require brokers trading in New Stem Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since STPK’s units, Class A Common Stock and warrants are listed on the NYSE, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While STPK is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if STPK was no longer listed on the NYSE, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the initial business combination.
New Stem’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.
The trading price of the New Stem Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Relating to Stem’s Business and Industry” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of New Stem’s competitors;

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the impact of the COVID-19 pandemic and its effect on New Stem’s business and financial conditions;

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changes in expectations as to New Stem’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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declines in the market prices of stocks generally;

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strategic actions by New Stem or its competitors;

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announcements by New Stem or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

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any significant change in New Stem’s management;

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changes in general economic or market conditions or trends in New Stem’s industry or markets;

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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Stem’s business;

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future sales of New Stem Common Stock or other securities;

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investor perceptions or the investment opportunity associated with New Stem Common Stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements by New Stem or third parties, including New Stem’s filings with the SEC;

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litigation involving New Stem, New Stem’s industry, or both, or investigations by regulators into New Stem’s operations or those of New Stem’s competitors;

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guidance, if any, that New Stem provides to the public, any changes in this guidance or New Stem’s failure to meet this guidance;

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the development and sustainability of an active trading market for New Stem’s stock;

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actions by institutional or activist stockholders;

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changes in accounting standards, policies, guidelines, interpretations or principles; and

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other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Stem Common Stock, regardless of New Stem’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Stem Common Stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Stem was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Stem’s business regardless of the outcome of such litigation.
Because there are no current plans to pay cash dividends on New Stem Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
New Stem intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Stem Common Stock will be at the sole discretion of New Stem’s board of directors. New Stem’s board of directors may take into account general and economic conditions, New Stem’s financial condition and results of operations, New Stem’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New Stem to its stockholders or by its subsidiaries to it and such other factors as New Stem’s board of directors may deem relevant. In addition, New Stem’s ability to pay dividends is limited by covenants of Stem’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New Stem incurs. As a result, you may not receive any return on an investment in New Stem Common Stock unless you sell New Stem Common Stock for a price greater than that which you paid for it.
If securities analysts do not publish research or reports about New Stem’s business or if they downgrade New Stem’s stock or New Stem’s sector, New Stem’s stock price and trading volume could decline.
The trading market for New Stem Common Stock will rely in part on the research and reports that industry or financial analysts publish about New Stem or its business. New Stem will not control these analysts. In addition, some financial analysts may have limited expertise with Stem’s model and operations. Furthermore, if one or more of the analysts who do cover New Stem downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of New Stem’s stock could decline. If one or more of these analysts ceases coverage of New Stem or fails to publish reports on it regularly, New Stem could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.
Future sales, or the perception of future sales, by New Stem or its stockholders in the public market following the merger could cause the market price for New Stem Common Stock to decline.
The sale of shares of New Stem Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Stem Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Stem to sell equity securities in the future at a time and at a price that it deems appropriate.
Upon consummation of the merger, using the value of the Trust Account as of December 31, 2020, and subject to the assumptions set forth in “Basis of Presentation and Glossary,” New Stem would have a total of approximately 135.5 million shares of common stock (assuming no redemptions) outstanding. All shares issued in the merger will be freely tradable without registration under the Securities Act and without restriction by persons other than New Stem’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Stem’s directors, executive officers and other affiliates.
In connection with the merger, certain substantial holders of Stem’s common stock (determined on an as-converted basis) (the “New Holders”) have agreed with STPK, subject to certain exceptions, (i) not to transfer or dispose of their New Stem Common Stock until (x) the earlier of six (6) months after the consummation of the merger and (y) the date after the closing on which STPK completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of STPK’s stockholders having the right to exchange their equity holdings in STPK for cash, securities or other property, and (ii) not engage, directly or indirectly, in any short sales or other hedging or derivative transactions involving STPK’s common stock or warrants beginning on the date that the Merger Agreement is executed and ended six (6) months after the consummation of the merger. In addition, STPK’s current officers and directors and their affiliates, New Stem’s Chief Executive Officer and Chairman (together with the New Holders, the “Investors”) have agreed with STPK, subject to certain exceptions, not to transfer or dispose of their New Stem Common Stock during the period from the date of the closing of the merger through the earlier of (i) the first anniversary of the consummation of merger, (ii) the date that the closing price of the New Stem Common Stock equals or exceeds $12.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for twenty (20) trading days within any thirty (30) trading day period following the 150th day following the merger and (iii) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Stem’s stockholders having the right to exchange their shares of New Stem Common Stock for cash, securities or other property.
Upon the expiration or waiver of the lock-ups described above, shares held by the Investors and certain other stockholders of New Stem will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to STPK. In addition, pursuant to the IRA, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New Stem to register the sale of their shares of New Stem Common Stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New Stem Common Stock to decline. Following completion of the merger, the shares covered by registration rights will represent approximately    % of New Stem’s outstanding common stock.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New Stem Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New Stem to raise additional funds through future offerings of New Stem’s shares of Class A Common Stock or other securities.

In addition, the shares of New Stem Common Stock reserved for future issuance under New Stem’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares of New Stem Common Stock expected to be reserved for future issuance under its equity incentive plans is equal to 17.3% of the aggregate number of shares of New Stem Common Stock outstanding at closing, reduced by the number of shares of STPK common stock, if any, that are subject to STPK options or STPK restricted stock units. The compensation committee of New Stem’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New Stem is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Stem Common Stock or securities convertible into or exchangeable for shares of New Stem Common Stock issued pursuant to New Stem’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.
In the future, New Stem may also issue its securities in connection with investments or acquisitions. The amount of shares of New Stem Common Stock issued in connection with an investment or acquisition could constitute a material portion of New Stem’s then-outstanding shares of Class A Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Stem’s stockholders.
Anti-takeover provisions in New Stem’s organizational documents could delay or prevent a change of control.
Certain provisions of New Stem’s second amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the consummation of the merger may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Stem’s stockholders.
These provisions provide for, among other things:
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establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the New Stem’s board of directors will be elected at one time;

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authorize New Stem’s board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

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eliminate the ability of stockholders to call special meetings of stockholders;

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eliminate the ability of stockholders to fill vacancies on New Stem’s board of directors;

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establish advance notice requirements for nominations for election to New Stem’s board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

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permit New Stem’s board of directors to establish the number of directors;

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provide that New Stem’s board of directors is expressly authorized to make, alter or repeal New Stem’s amended and restated bylaws;

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provide that stockholders can remove directors only for cause and only upon the approval of not less than 66 2∕3 of all outstanding shares of New Stem’s voting stock;

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require the approval of not less than 66 2∕3 of all outstanding shares of our voting stock to amend New Stem’s amended and restated bylaws and specific provisions of New Stem’s second amended and restated certificate of incorporation; and

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limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, New Stem will be subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of our company.
These anti-takeover provisions could make it more difficult for a third-party to acquire New Stem, even if the third-party’s offer may be considered beneficial by many of New Stem’s stockholders. As a result, New Stem’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Stem to take other corporate actions you desire. See “Description of New Stem Capital Stock.”
New Stem’s second amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Stem’s stockholders, which could limit New Stem’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Stem or its directors, officers, employees or stockholders.
New Stem’s second amended and restated certificate of incorporation will provide that, that, unless New Stem consents in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (3) any action asserting a claim against us or any director, officer, or other employee arising pursuant to the DGCL, (4) any action to interpret, apply, enforce, or determine the validity of our second amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, New Stem’s second amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit New Stem by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in New Stem’s second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Certain of New Stem’s stockholders, including the Sponsor, may engage in business activities which compete with New Stem or otherwise conflict with New Stem’s interests.
The Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with New Stem. New Stem’s second amended and restated certificate of incorporation will provide that none of the Sponsor, any of their respective affiliates or any director who is not employed by New Stem (including any non-employee director who serves as one (1) of New Stem’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Stem operates. The Sponsor also may pursue acquisition opportunities that may be complementary to New Stem’s business and, as a result, those acquisition opportunities may not be available to New Stem.

Risks Relating to Redemption
There is no guarantee that a STPK public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Stem Common Stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in New Stem’s stock price, and may result in a lower value realized now than an STPK stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s shares of Class A Common Stock. Similarly, if an STPK public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Stem Common Stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New Stem Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A STPK public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.
If STPK public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account.
To exercise their redemption rights, holders of Class A Common Stock are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to STPK’s transfer agent prior to the vote at the STPK Special Meeting. If a holder fails to properly seek redemption as described in this proxy statement/consent solicitation statement/prospectus and the merger with Stem is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section entitled “STPK Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.
If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of Class A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Class A Common Stock.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares of Class A Common Stock or, if part of such a group, the group’s Class A Common Stock, in excess of 15% of the shares of Class A Common Stock. Your inability to redeem any such excess shares of Class A Common Stock could resulting in you suffering a material loss on your investment in STPK if you sell such excess Class A Common Stock in open market transactions. STPK cannot assure you that the value of such excess Class A Common Stock will appreciate over time following the merger or that the market price of the Class A Common Stock will exceed the per-share redemption price.
There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Common Stock.
There is some uncertainty regarding the federal income tax consequences to holders of Class A Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain, and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on whether the holder owns (or is deemed to own) any shares of Class A Common Stock following the redemption, and if so, the total number of shares of Class A Common Stock held by the holder both before and after the redemption relative to all shares of Class A Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in STPK or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. See the section entitled “Material U.S. Federal Income Tax Consequences.”

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Introduction
STPK is providing the following unaudited pro forma combined financial information to assist in your evaluation of the merger.
The unaudited pro forma combined balance sheet as of December 31, 2020 gives pro forma effect to the merger and the closing of the PIPE Investment, as summarized below, as if each had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended December 31, 2020 give pro forma effect to the merger and the closing of the PIPE Investment as if each had occurred as of January 1, 2020. This information should be read together with Stem’s and STPK’s respective consolidated audited financial statements and related notes, “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “STPK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared using the following:
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Stem’s audited historical consolidated balance sheet as of December 31, 2020, as included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•
STPK’s audited historical balance sheet as of December 31, 2020, as included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using the following:
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Stem’s audited historical consolidated statement of operations for the year ended December 31, 2020, as included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•
STPK’s audited historical statement of operations for the year ended December 31, 2020, as included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Description of the Transactions
The merger, the PIPE Investment and accompanying transactions may be summarized as follows:
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the merger of Merger Sub, a wholly owned subsidiary of STPK, with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK;

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the conversion of all outstanding Stem Preferred Stock and Convertible Notes, and certain Stem Warrants into 237,901,566 shares of Existing Stem Common Stock immediately prior to the closing of the merger;

•
the cancellation and conversion of all outstanding shares of Existing Stem Common Stock (including any shares of Existing Stem Common Stock resulting from the conversion of Stem Preferred Stock, Stem Warrants or Convertible Notes into shares of Existing Stem Common Stock) into the right to receive a pro rata portion (on a fully-diluted basis) of approximately 65,000,000 shares of New Stem Common Stock (less any shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger); and

•
the issuance and sale of 22.5 million shares of New Stem Common Stock at a purchase price of $10.00 per share pursuant to the PIPE Investment immediately following consummation of the merger.

Accounting for the Merger
The merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, STPK, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Stem will be treated as the accounting acquirer. Stem has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:
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Stem’s existing stockholders expecting to have the greatest voting interest of the post-combination company with at least 48.0% of the voting interest in each scenario;

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Stem’s senior management comprising all of the senior management of the post-combination company;

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The directors nominated by Stem will represent the majority of the post-combination company Board;

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The relative size (measured in, for example, assets, revenues or earnings) of Stem compared to STPK; and

•
Stem’s operations comprising the ongoing operations of the post-combination company.

Accordingly, for accounting purposes, the merger will be treated as the equivalent of a capital transaction in which Stem is issuing stock for the net assets of STPK. The net assets of STPK will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to merger will be those of Stem.
Basis of Pro Forma Presentation
The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). STPK has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma combined financial information. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary to assist in understanding the post-combination company upon consummation of the merger and the PIPE Investment.
The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Stem and STPK have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma combined financial information has been prepared after giving effect to the merger and the PIPE Investment, assuming two alternative levels of redemption into cash of STPK’s shares of Class A Common Stock:
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Scenario 1 — Assuming no redemptions into cash: This presentation assumes that no STPK stockholders exercise redemption rights with respect to their shares of Class A Common Stock upon consummation of the merger; and

•
Scenario 2 — Assuming redemptions of 38,358,504 shares of STPK’s Class A Common Stock: This presentation assumes that STPK stockholders exercise their redemption rights with respect to a maximum of 38,358,504 shares of Class A Common Stock upon consummation of the merger at a redemption price of approximately $10.00 per share. The maximum redemption amount is derived to ensure a minimum consolidated cash balance of $200,000,000. This minimum cash balance is calculated before giving effect to payment of estimated transaction expenses of $53,754,000. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The foregoing scenarios are for illustrative purposes as STPK does not have, as of the date of this proxy statement/consent solicitation statement/prospectus, a meaningful way of providing any certainty regarding the number of redemptions by STPK’s public stockholders that may actually occur.
Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 65,000,000 shares of STPK common stock (including shares issuable upon exercise of Stem Options and certain Stem Warrants) to be issued to Stem stockholders under Scenarios 1 and 2.
As a result of the merger and immediately following the closing of the merger and the closing of the PIPE Investment, assuming no STPK stockholders elect to redeem their shares for cash, current stockholders of Stem will own approximately 48.0% of the outstanding shares of New Stem Common Stock, the PIPE Investors will own approximately 16.6% of the outstanding shares of New Stem Common Stock, STPK’s Sponsor, officer, directors and other holders of Founder Shares will own approximately 7.1% of the outstanding shares of New Stem Common Stock and the former stockholders of STPK will own approximately 28.3% of the outstanding shares of New Stem Common Stock as of December 31, 2020 (in each case, including shares issuable upon exercise of Stem Options and certain Stem Warrants, and not giving effect to any shares issuable to them upon exercise of STPK Warrants). As a result, current stockholders of Stem, as a group, will collectively own more shares of STPK common stock than any single stockholder following consummation of the merger with no current stockholder of STPK owning more than 10% of the issued and outstanding capital stock of New Stem.
If 38,358,504 shares of Class A Common Stock are redeemed for cash, which assumes the maximum redemption of STPK common stock to ensure a minimum gross proceeds of $200,000,000, after giving effect to payments to redeeming stockholders, but before giving effect to payment of estimated transaction expenses and repayment of any borrowings under the Existing Debt Arrangements (as defined below), former equity holders of Stem will own approximately 66.9% of the outstanding shares of New Stem Common Stock, the PIPE Investors will own approximately 23.2% of the outstanding shares of New Stem Common Stock and STPK’s Sponsor, officer, directors and other holders of Founder Shares will own approximately 9.9% of the outstanding shares of New Stem Common Stock (in each case, including shares issuable upon exercise of Stem Options and certain Stem Warrants).
The “Existing Debt Arrangements” are comprised of (i) the Credit Agreement, dated as of May 15, 2020 (as amended, the “Credit Agreement”), by and among Stem, as borrower, Ares Climate Infrastructure Partners, L.P., as administrative agent, and the lenders from time to time party thereto, with an original principal balance of $25,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, (ii) Third Amended and Restated Loan Agreement, dated as of May 15, 2020 (as amended, the “Revolving Facility”), by and among Stem, as borrower, and Generate Lending, LLC, as lender, with an original principal balance of $35,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, and (iii) the Term Note, dated as of June 29, 2018 (as amended, the “Subordinated Term Note”), by and among Stem, as borrower, and Clean Feet Investors I, LLC, as lender, as amended by the First Amendment to Subordinated Term Note and Subordinated General Security Agreement, dated May 15, 2020, and as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, with an original principal balance of $8,000,000.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020
(in thousands except share and per share data)
			Scenario 1 Assuming No Redemption			Scenario 2 Assuming Maximum Redemption
	(A) Stem (Historical)	(B) STPK (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$6,942	$937	$383,722	(1)
			225,000	(2)
			(53,754)	(3)	$562,847	$(383,585)	(4)	$179,262
Accounts receivable, net	13,572	—	—		13,572	—		13,572
Prepaid expenses	—	628	—		628	—		628
Inventory, net	20,843	—	—		20,843	—		20,843
Other current assets	7,920	—	—		7,920	—		7,920
Total current assets	49,277	1,564	554,968		605,810	(383,585)		222,225
Cash and marketable securities – held in trust		383,722	(383,722)	(1)	—	—		—
Energy storage systems, net	123,703	—	—		123,703	—		123,703
Contract origination costs, net	10,404	—	—		10,404	—		10,404
Goodwill	1,739	—	—		1,739	—		1,739
Intangible assets, net	12,087	—	—		12,087	—		12,087
Other noncurrent assets	8,640	—	—		8,640	—		8,640
Total assets	$205,850	$385,286	$171,246		$762,383	$(383,585)		$378,798
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,749	$94	$—		$13,844	$—		$13,844
Accounts payable – related party	—	50	—		50	—		50
Accrued liabilities	16,072	2,467	—		18,539	—		18,539
Franchise tax payable	—	198	—		198	—		198
Accrued payroll	5,976	—	—		5,976	—		5,976
Notes payable, current portion	33,683	—	—		33,683	—		33,683
Convertible promissory notes	67,590	—	(67,590)	(7)	—	—		—
Financing obligation – short term	14,914	—	—		14,914	—		14,914
Deferred revenue, current	36,942	—	—		36,942	—		36,942
Other current liabilities	1,589	—	—		1,589	—		1,589
Total current liabilities	190,515	2,810	(67,590)		125,735	—		125,735
Deferred revenue, noncurrent	15,468	—			15,468	—		15,468
Asset retirement obligation	4,137	—			4,137	—		4,137
Notes payable, noncurrent	4,612	—			4,612	—		4,612
Financing obligation, noncurrent	73,128	—			73,128	—		73,128
Warrant liabilities	95,342	—	(95,342)	(8)	—	—		—
Lease liability, noncurrent	57	—			57	—		57
Deferred legal fees	—	205	(205)	(3)	—	—		—
Deferred underwriting commissions in connection with the initial public offering	—	13,425	(13,425)	(3)	—	—		—
Total liabilities	383,259	16,440	(176,562)		223,137	—		223,137
Commitments and contingencies Convertible preferred stock(10)	220,563	—	(220,563)	(9)	—	—		—
Common stock subject to redemption(10)		363,847	(363,847)	(4)	—	—		—

			Scenario 1 Assuming No Redemption			Scenario 2 Assuming Maximum Redemption
	(A) Stem (Historical)	(B) STPK (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Stockholders’ equity (deficit):
Common stock(10)	—	—	—	(5)	—	—		—
Class A common stock(10)	—	—	2	(2)				—
			4	(4)
			6	(5)
			1		13	(4)	(4)	9
Class B common stock(10)	—	1	(1)		—	—		—
Additional paid-in capital	10,061	8,381	224,998	(2)
			(40,124)	(3)
			363,843	(4)
			(6)	(5)
			(3,382)	(6)
			67,590	(7)
			95,342	(8)
			220,563	(9)	947,266	(383,581)	(4)	563,685
Accumulated other comprehensive income	(192)	—	—		(192)	—		(192)
Accumulated deficit	(407,841)	(3,382)	3,382	(6)	(407,841)	—		(407,841)
Total stockholders’ equity (deficit)	(397,972)	5,000	932,218		539,246	(383,585)		155,661
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$205,850	$385,286	$171,246		$762,383	$(383,585)		$378,798

Pro Forma Adjustments to the Unaudited Combined Balance Sheet
(A)
Derived from the audited consolidated balance sheet of Stem as of December 31, 2020. See Stem’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

(B)
Derived from the audited balance sheet of STPK as of December 31, 2020. See STPK’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

(1)
Reflects the release of cash currently invested in marketable securities held in the trust account.

(2)
Reflects the proceeds received from the PIPE Investment with the corresponding issuance of 22,500,000 shares of common stock of the post-combination company at $10.00 per share.

(3)
Reflects the payment of fees and expenses related to the merger, including the deferred underwriting fee of $13,425 deferred legal fees of $205 and legal, financial advisory, accounting and other professional fees. Expenses of $6,750 attributable to the PIPE Investment, including underwriting fees payable to the placement agent in connection with the PIPE Investment, are reflected as an adjustment to additional paid-in capital. The direct, incremental costs of the merger related to the legal, financial advisory, accounting and other professional fees of $33,374 are reflected as an adjustment to additional paid-in capital. These payments are expected to be made with the cash released to or received by STPK at closing, as set forth in footnotes (1) and (2).

(4)
In Scenario 1, which assumes no STPK stockholders exercise their redemption rights, the Class A Common Stock subject to redemption for cash amounting to $363,847 would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1 through 3 above, but also assumes the maximum number of shares of Class A Common Stock are redeemed for cash by the STPK stockholders, $383,585 would be paid to redeeming stockholders in cash. The $383,585, or 38,358,504 shares of STPK Class A Common Stock, represents the maximum redemption amount to ensure a minimum consolidated cash balance of $200,000. This minimum cash balance is calculated before giving effect to payment of estimated transaction expenses of $53,754.

(5)
Reflects the recapitalization of Stem through (a) the contribution of all the share capital in Stem to STPK in the amount of $10,061 and (b) the issuance of 65,000,000 shares of STPK Class A Common Stock at par value of $0.0001 (including approximately 10,925,704 shares issuable upon the exercise of Stem Options and Stem Warrants).

(6)
Reflects the elimination of the historical accumulated deficit of STPK, the legal acquirer, in the amount of $3,382.

(7)
Reflects the conversion of all of Stem’s convertible promissory notes outstanding in the aggregate amount of $67,590 to common stock and additional paid-in capital.

(8)
Reflects the exercise of all of Stem’s outstanding convertible preferred stock warrants in the aggregate amount of $95,342 to common shares and additional paid-in capital.

(9)
Reflects the reclassification of $220,563 of Stem’s convertible preferred shares (175,437,783 shares at redemption value) to permanent equity.

(10)
Authorized, issued and outstanding shares for each class of common stock and preferred stock as of December 31, 2020 and on a pro forma basis is as follows:

	December 31, 2020			Pro Forma Combined Company Assuming No Redemptions			Pro Forma Combined Company Assuming Maximum Redemptions
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Stem convertible preferred stock:
Series D’	190,000,000	105,386,149	105,386,149	N/A	N/A	N/A	N/A	N/A	N/A
Series D	87,235,535	33,392,701	33,392,701	N/A	N/A	N/A	N/A	N/A	N/A
Series C	64,129,209	23,298,388	23,298,388	N/A	N/A	N/A	N/A	N/A	N/A
Series B	36,969,407	9,185,302	9,185,302	N/A	N/A	N/A	N/A	N/A	N/A
Series A’	30,991,277	4,158,503	4,158,503	N/A	N/A	N/A	N/A	N/A	N/A
Series A	21,288	16,740	16,740	N/A	N/A	N/A	N/A	N/A	N/A
Stem Series 1 convertible preferred stock	4,305	2,961	2,961	N/A	N/A	N/A	N/A	N/A	N/A
Stem common stock	474,728,323	11,228,371	11,228,371	N/A	N/A	N/A	N/A	N/A	N/A
STPK preferred stock	1,000,000	—	—	1,000,000	—	—	1,000,000	—	—
STPK class A common stock subject to possible redemption	38,358,504	38,358,504	38,358,504	—	—	—	—	—	—
STPK class A common stock	400,000,000	1,973,778	1,973,778	500,000,000	135,448,130	135,448,130	500,000,000	97,089,626	97,089,626
STPK class B common stock	40,000,000	9,589,626	9,589,626	N/A	N/A	N/A	N/A	N/A	N/A

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)
			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) Stem (Historical)	(B) STPK (Historical)	Pro Forma Adjustments		Pro Forma Income Statement Sheet	Pro Forma Adjustments		Pro Forma Income Statement
Service revenue	$15,645	$—	$—		$15,645	$—		$15,645
Hardware revenue	20,662	—	—		20,662	—		20,662
Total revenue	36,307	—	—		36,307	—		36,307
Cost of service revenue	21,187	—	—		21,187	—		21,187
Cost of hardware revenue	19,032	—	—		19,032	—		19,032
Cost of revenue	40,219	—	—		40,219	—		40,219
Gross margin	(3,912)	—	—		(3,912)	—		(3,912)
Operating expenses:
Sales and marketing	14,829	—	—		14,829	—		14,829
Research and development	15,941	—	—		15,941	—		15,941
General and administrative	14,705	3,137	200	(4)	18,042	—		18,042
General and administration – Related party	—	163	—		163	—		163
Franchise tax expense	—	200	(200)	(4)	—	—		—
Total operating expenses	45,475	3,500	—		48,975	—		48,975
Loss from operations	(49,387)	(3,500)	—		(52,887)	—		(52,887)
Other income/(expense), net:
Interest expense	(20,806)	—	8,452	(3)	(12,354)	—		(12,354)
Change in fair value of warrants and embedded derivative	(84,455)	—	84,455	(5)	—	—		—
Other income	—	137	(137)	(1)	—	—		—
Other expenses, net	(1,471)	—	—		(1,471)	—		(1,471)
Total other income/(expense)	(106,732)	137	92,770		(13,825)	—		(13,825)
Loss before income taxes	(156,119)	(3,363)	92,770		(66,712)	—		(66,712)
Income tax expense	(5)	—	—		(5)	—		(5)
Net loss	$(156,124)	$(3,363)	$92,770		$(66,717)	$—1		$(66,717)
Less: Deemed dividend to preferred stockholders	(9,484)				(9,484)	—		(9,484)
Net loss per share attributable to common shareholders	$(165,608)				$(76,201)	$—		$(76,201)
Net loss per share attributable to Stem common shareholders, basic and diluted	$(17.48)				—	—		—
Weighted-average shares of Stem common stock used in computing net loss per share, basic and diluted	9,474,749				—	—		—
Weighted-average Class A ordinary shares outstanding, basic and diluted		38,208,123	97,240,007	(2)	135,448,130	(38,358,504)	(2)	97,089,626
Basic and diluted net loss per ordinary share, Class A		$(0.00)			$(0.56)			$(0.78)
Weighted-average Class B ordinary shares outstanding, basic and diluted(1)		9,589,626
Basic and diluted net loss per ordinary share, Class B		$(0.35)

(1)
The amount of shares as of December 31, 2020 included up to 1,312,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B common stock were forfeited.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations
(A)
Derived from the audited consolidated statement of operations of Stem for the year ended December 31, 2020. See Stem’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

(B)
Derived from the audited statement of operations of STPK for the year ended December 31, 2020. See STPK’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

(1)
Represents an adjustment to eliminate interest income on marketable securities held in the trust account as of the beginning of the period.

(2)
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that STPK’s IPO occurred as of January 1, 2020. In addition, as the merger is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented (including approximately 10,925,704 shares issuable upon the exercise of Stem Options and Stem Warrants). This calculation is retroactively adjusted to eliminate the number of shares redeemed in the merger for the entire period.

(3)
Reflects the elimination of interest expense and debt discount amortization on Stem’s convertible promissory notes.

(4)
Reflects the reclassification of STPK’s franchise tax expense to align with the income statement presentation of Stem.

(5)
Reflects the elimination of the fair market value adjustment on the redemption features embedded in the convertible promissory notes and the convertible preferred stock warrants.

The following presents the calculation of basic and diluted weighted average common shares outstanding.
	Scenario 1 Combined (Assuming No Redemption into Cash)%		Scenario 2 Combined (Assuming Maximum Redemption into Cash)%
STPK public shares	38,358,504	28.3%
STPK Founder Shares	9,589,626	7.1%	9,589,626	9.9%
STPK shares issued in the merger	65,000,000(1)	48.00%	65,000,000(1)	66.9%
STPK shares issued to PIPE Investors	22,500,000	16.6%	22,500,000	23.2%
Pro Forma Common Stock at December 31, 2020	135,448,130		97,089,626

(1)
Includes approximately 10.9 million shares issuable upon the exercise of Stem Options and Stem Warrant

STEM’S SOLICITATION OF WRITTEN CONSENTS
Stem Stockholders Entitled to Consent
Holders of record of Existing Stem Common Stock and Stem’s Senior Preferred Stock as of December 3, 2020 are entitled to sign and deliver written consents with respect to the approval of the merger agreement and the merger.
Consents; Required Consents
Adoption of the merger agreement and the transactions contemplated thereby requires the approval of the holders of at least 65% of the outstanding shares of Existing Stem Common Stock and Stem’s Senior Preferred Stock entitled to vote, voting together as a single class.
Concurrent with the execution of the merger agreement, the supporting holders entered into support agreements with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent within two (2) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC, adopting the merger agreement, approving the merger and converting the Stem Senior Preferred Stock to Existing Stem Common Stock effective immediately prior to, and conditioned upon, the effective time of the merger agreement.
Submission of Consents
You may consent to the adoption of the merger agreement and the merger and the ancillary agreements with respect to your shares of Existing Stem Common Stock and Stem Preferred Stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Stem.
If you hold shares of Existing Stem Common Stock or Stem Preferred Stock and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Stem. Once you have completed, dated and signed the written consent, you may deliver it to Stem by emailing a .pdf copy to CFO@stem.com or by mailing it to Stem at Stem, Inc., 100 Rollins Road, Millbrae, CA 94030, Attention: Chief Financial Officer.
Executing Consents
You may execute a written consent to approve of the merger agreement and the merger. A written consent to approve the merger agreement and the merger is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the merger agreement and the merger.
Solicitation of Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation materials to Stem stockholders is being borne by Stem. Officers and employees of Stem may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

STPK SPECIAL MEETING OF STOCKHOLDERS
General
STPK is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the STPK Special Meeting to be held on           , 2021 and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides STPK’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the STPK Special Meeting.
Date, Time and Place
The STPK Special Meeting will be held on           , 2021, at           Eastern Time, via a virtual meeting. On or about           , 2021, STPK commenced mailing this proxy statement/consent solicitation statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the STPK Special Meeting.
Purpose of STPK Special Meeting
STPK stockholders are being asked to vote on the following proposals:
1.
the Business Combination Proposal;

2.
the Charter Proposals;

3.
the NYSE Proposal;

4.
the Incentive Plan Proposal; and

5.
the Adjournment Proposal (if necessary).

Recommendation of the STPK Board of Directors
The STPK board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of STPK and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the STPK Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The STPK board of directors unanimously recommends that STPK’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the STPK Special Meeting if you owned shares of STPK common stock at the close of business on           , 2021, which is the record date for the STPK Special Meeting. You are entitled to one (1) vote for each share of STPK common stock that you owned as of the close of business on the STPK record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the STPK record date, there were           shares of common stock outstanding, of which           are shares of Class A Common Stock and 9,589,626 are Founder Shares.
Vote of the Sponsor and STPK’s Directors and Officers
STPK has entered into an agreement with the Sponsor and STPK’s officers and directors pursuant to which each has agreed to vote any shares of STPK common stock owned by it in favor of the Business Combination Proposal.

The Sponsor has waived any redemption rights, including with respect to shares of STPK common stock purchased in STPK’s IPO or in the aftermarket, in connection with merger. The Founder Shares held by the Sponsor have no redemption rights upon STPK’s liquidation and will be worthless if no business combination is effected by STPK by August 20, 2022. However, the Sponsor is entitled to redemption rights upon STPK’s liquidation with respect to any shares of Class A Common Stock they may own.
Quorum and Required Vote for Proposals for the STPK Special Meeting
A quorum of STPK stockholders is necessary to hold a valid meeting. A quorum will be present at the STPK Special Meeting if a majority of the issued and outstanding STPK common stock entitled to vote as of the STPK record date at the STPK Special Meeting is represented virtually or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own 20% of the issued and outstanding shares of STPK common stock, will count towards this quorum. As of the STPK record date for the STPK Special Meeting,       shares of STPK common stock would be required to achieve a quorum.
Approval of the Business Combination Proposal, the NYSE Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of STPK common stock, voting together as a single class, and the affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a single class. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present. The STPK board of directors has already approved each of the proposals.
If STPK stockholders fail to approve the Business Combination Proposal or the NYSE Proposal, or, unless otherwise waived by Stem and STPK, the Charter Proposals or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then the merger may not be consummated. If STPK does not consummate the merger and fails to complete an initial business combination by August 20, 2022, STPK will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.
Recommendation of the STPK Board of Directors
STPK’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of, STPK and its stockholders. Accordingly, STPK’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.
When you consider the recommendation of STPK’s board of directors in favor of approval of these proposals, you should keep in mind that STPK’s directors and officers have interests in the merger that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:
•
If the merger or another business combination is not consummated by August 20, 2022, STPK will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Common Stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 9,589,626 Founder Shares held by the Sponsor, our directors and our senior advisor, which was acquired for an aggregate purchase price of $25,000 (and a subsequent stock split) prior to the STPK’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such

shares had an estimated aggregate market value of $      based upon the closing price of $      per public share on the NYSE on           , 2021, the STPK record date.
•
The Sponsor purchased an aggregate of 7,181,134 warrants (the “Private Placement Warrants”) from STPK for an aggregate purchase price of $10,771,701 (or $1.50 per warrant) in a private placement. These purchases took place on a private placement basis simultaneously with the consummation of STPK’s IPO. A portion of the proceeds STPK received from these purchases were placed in the Trust Account. Such warrants had an estimated aggregate value of $      based on the closing price of $      per public warrant on the NYSE on           , 2021, the STPK record date. The Private Placement Warrants will become worthless if STPK does not consummate a business combination by August 20, 2022.

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If STPK is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by STPK for services rendered or contracted for or products sold to STPK. If STPK consummates a business combination, on the other hand, STPK will be liable for all such claims.

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STPK’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on STPK’s behalf, such as identifying and investigating possible business targets and business combinations. Out-of-pocket expenses reimbursed to officers, directors and their affiliates total approximately $25,000. However, if STPK fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, STPK may not be able to reimburse these expenses if the merger or another business combination, are not completed by August 20, 2022.

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The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Abstentions and Broker Non-Votes
Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum and will have the same effect as vote “AGAINST” the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal or the Adjournment Proposal.
Voting Your Shares
Each share of STPK common stock that you own in your name entitles you to one (1) vote on each of the proposals for the STPK Special Meeting. Your one or more proxy cards show the number of shares of STPK common stock that you own. There are several ways to have your shares of common stock voted:
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You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the STPK Special Meeting. If you submit a proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of STPK common stock will be voted as recommended by STPK’s board of directors. STPK’s board of directors unanimously recommends that STPK’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

•
You can attend the STPK Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of STPK common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way STPK can be sure that the broker, bank or nominee has not already voted your shares of STPK common stock.

Revoking Your Proxy
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

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you may notify STPK’s secretary in writing before the STPK Special Meeting that you have revoked your proxy; or

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you may attend the STPK Special Meeting virtually, revoke your proxy, and vote online as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
No Additional Matters May be Presented at the STPK Special Meeting
The STPK Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary). Under STPK’s bylaws, no other matters may be considered at the STPK Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the STPK Special Meeting.
Who Can Answer Your Questions About Voting
If have any questions about how to vote or direct a vote in respect of your shares of STPK common stock, you may call Morrow Sodali, the proxy solicitation agent for STPK, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at STPK.info@investor.morrowsodali.com.
Redemption Rights
Holders of Class A Common Stock may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding Class A Common Stock may demand that STPK redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.13 per share as of December 31, 2020, calculated as of two (2) business days prior to the anticipated consummation of the merger). If a holder properly seeks redemption as described in this section and the merger with Stem is consummated, STPK will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the merger.
Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Class A Common Stock. Accordingly, no shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will be redeemed for cash.
Holders of Founder Shares will not have redemption rights with respect to such shares.
Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to STPK’s transfer agent prior to the vote at the STPK Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

STPK’s transfer agent can be contacted at the following address:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
mzimkind@continentalstock.com
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).
If the merger is not approved or completed for any reason, then STPK’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, STPK will promptly return any shares delivered by public holders. If STPK would be left with less than $5,000,001 of net tangible assets as a result of the holders of Class A Common Stock properly demanding redemption of their shares for cash or the Minimum Cash Condition would not be satisfied, STPK will not be able to consummate the merger.
The closing price of Class A Common Stock on           , 2021, the STPK record date, was $      . The cash held in the Trust Account on such date was approximately $      million ($      per public share). Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. STPK cannot assure its stockholders that they will be able to sell their shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a holder of Class A Common Stock exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to STPK’s transfer agent prior to the vote at the STPK Special Meeting, and the merger is consummated.
For a detailed discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of STPK Public Shares” beginning on page 206. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.
Appraisal Rights
Appraisal rights are not available to holders of shares of STPK common stock in connection with the merger.
Proxy Solicitation Costs
STPK is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. STPK and its directors, officers and employees may also solicit proxies online. STPK will file with the SEC all scripts and other electronic communications as proxy soliciting materials. STPK will bear the cost of the solicitation.

STPK has hired Morrow Sodali to assist in the proxy solicitation process. STPK will pay to Morrow Sodali a fee of $      , plus disbursements.
STPK will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. STPK will reimburse them for their reasonable expenses.
The Sponsor
As of           , 2021, the STPK record date, the Sponsor and STPK’s directors owned of record and were entitled to vote an aggregate of 9,589,626 Founder Shares that were issued prior to STPK’s IPO. Such shares currently constitute 20% of the outstanding shares of STPK common stock. The Sponsor and STPK’s officers and directors have agreed to vote the Founder Shares, as well as any shares of STPK common stock acquired in the aftermarket, in favor of each of the proposals being presented at the STPK Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by STPK.

INFORMATION ABOUT STPK
References in this section to “we,” “our,” “us,” the “Company,” or “STPK” generally refer to Star Peak Energy Transition Corp.
General
STPK is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. STPK is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
Initial Public Offering and Private Placement
In November 2018, our sponsor purchased an aggregate of 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. Prior to the initial investment in the company of $25,000 by our sponsor, the company had no assets, tangible or intangible. On July 13, 2020, we effected a stock split resulting in our sponsor holding 10,062,500 Founder Shares. On July 29, 2020, our sponsor transferred 40,000 Founder Shares to each of Desirée Rogers and C. Park Shaper, our independent director nominees.
On August 20, 2020, STPK completed its IPO of 35,000,000 units generating gross proceeds of $350,000,000. On August 26, 2020, the underwriters partially exercised the over-allotment option and purchased an additional 3,358,504 units, at a price of $10.00 per unit (“units”), generating gross proceeds of $33,585,040. Each unit consists of one (1) share of Class A Common Stock, par value $0.0001, and one-third (1/3) of one (1) redeemable warrant. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
Concurrently with the completion of STPK’s IPO, the Sponsor purchased an aggregate of 7,181,134 Private Placement Warrants at a price of $1.50 per warrant, or $10,771,701 in the aggregate. The purchase price of the Private Placement Warrants was added to the net proceeds of STPK’s IPO and placed in the Trust Account such that the Trust Account held $383.7 million at the time of closing of STPK’s IPO. Each whole Private Placement Warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
Fair Market Value of Target Business
The NYSE rules require that STPK’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. STPK’s board of directors determined that this test was met in connection with the proposed business combination with Stem as described in the section titled “The Merger” in this proxy statement/consent solicitation statement/prospectus.
Stockholder Approval of Merger and Redemptions
Under STPK’s Existing Charter, in connection with any proposed business combination, STPK is required to seek stockholder approval of a business combination at a meeting called for such purpose. Pursuant to the terms of this transaction as described in the section titled “STPK Special Meeting of Stockholders” in this proxy statement/consent solicitation statement/prospectus, STPK is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their Class A Common Stock for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in this proxy statement/consent solicitation statement/prospectus. Accordingly, in connection with the merger, the STPK public stockholders may seek to redeem their Class A Common Stock for cash in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus.

STPK will complete the merger only if the holders of a majority of the outstanding shares of the STPK common stock, voting together as a single class, vote in favor of the merger. A majority of the voting power of the issued and outstanding STPK common stock entitled to vote at the STPK Special Meeting must be present online or represented by proxy, at the STPK Special Meeting to constitute a quorum and in order to conduct business. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of STPK common stock, will count towards this quorum.
Voting Restrictions in Connection with Stockholder Meeting
Pursuant to the terms of the Letter Agreement entered into with STPK, the Sponsor and STPK’s officers and directors have agreed to vote any Founder Shares held by them and any shares of Class A Common Stock purchased during or after STPK’s IPO in favor of an initial business combination. See “Other Agreements — STPK Letter Agreement,” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus, for more information. The Sponsor, STPK’s directors and officers and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the STPK Special Meeting, the Letter Agreement may make it more likely that STPK will consummate the merger. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and STPK’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of a business combination.
Liquidation if No Initial Business Combination
The Sponsor and STPK’s officers and directors have agreed that STPK will have only have until August 20, 2022 to complete any initial business combination. If STPK is unable to complete an initial business combination before August 20, 2022, STPK will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to STPK to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and STPK’s board of directors, dissolve and liquidate, subject in each case to STPK’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if STPK fails to complete an initial business combination within the 24 month time period.
Pursuant to the Letter Agreement, the Sponsor and STPK’s officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if STPK fails to complete an initial business combination by August 20, 2022. The Sponsor and STPK’s directors and officers will be entitled to liquidating distributions from the Trust Account with respect to any shares of Class A Common Stock acquired in the aftermarket if STPK fails to complete its initial business combination within the allotted time period.
Pursuant to the Letter Agreement, the Sponsor and STPK’s officers and directors have agreed that they will not propose any amendment to STPK’s Existing Charter that would affect the substance or timing of its obligation to redeem 100% of its shares of Class A Common Stock if STPK does not complete an initial business combination before August 20, 2022, unless STPK provides its public stockholders with the opportunity to redeem their Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to STPK to pay its taxes, divided by the number of then outstanding shares of Class A Common Stock. However, STPK may not redeem its Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).

STPK expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1.4 million of proceeds held outside the Trust Account as of December 4, 2020, although STPK cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, STPK may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If STPK were to expend all of the net proceeds of its IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon STPK’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of STPK’s creditors which would have higher priority than the claims of its public stockholders. STPK cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. While STPK intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although STPK seeks to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute or have executed such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, STPK’s management performs an analysis of the alternatives available to it and only enters into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to STPK than any alternative. Examples of possible instances where STPK may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.
In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with STPK and will not seek recourse against the Trust Account for any reason. Upon redemption of the Class A Common Stock, if STPK is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with its initial business combination, STPK will be required to provide for payment of claims of creditors that were not waived that may be brought against STPK within the ten (10) years following redemption. The Sponsor has agreed that it will be liable to STPK, jointly and severally, if and to the extent any claims by a third-party (other than STPK’s independent auditors) for services rendered or products sold to STPK, or a prospective target business with which STPK has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under its indemnity of the underwriters of STPK’s IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. STPK has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believes that the Sponsor’s only assets are securities of its company and, therefore, its Sponsor may not be able to satisfy those obligations. None of STPK’s other officers will indemnify STPK for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the

Trust Account, due to reductions in value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, STPK’s independent directors would determine whether to take legal action against its Sponsor to enforce their indemnification obligations. While STPK currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce their indemnification obligations to STPK, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, STPK cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.
STPK will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which STPK does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of STPK’s IPO against certain liabilities, including liabilities under the Securities Act. STPK will have access to up to $1.4 million of the proceeds held outside the Trust Account as of December 4, 2020, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $1.4 million). In the event that STPK liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from STPK’s Trust Account could be liable for claims made by creditors.
If STPK files a bankruptcy petition or an involuntary bankruptcy petition is filed against it and the petition is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to the claims of third parties with priority over the claims of STPK’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, STPK cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if the bankruptcy petition is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover from STPK’s stockholders some or all amounts received. Furthermore, STPK’s board may be viewed as having breached its fiduciary duty to STPK’s creditors and/or may have acted in bad faith, and thereby exposing itself and STPK to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. STPK cannot assure you that claims will not be brought against STPK for these reasons.
STPK’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the initial business combination; (ii) the redemption of any Class A Common Stock properly tendered in connection with a stockholder vote to amend any provisions of STPK’s Existing Charter (A) to modify the substance or timing of STPK’s obligation to offer redemption rights in connection with any proposed initial business combination or to redeem 100% of STPK’s Class A Common Stock if it does not complete the initial business combination by August 20, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of STPK’s Class A Common Stock if it is unable to complete the initial business combination by August 20, 2022, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with the merger, a stockholder’s vote in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares of STPK for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights.
Facilities
Our executive offices are located at 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201, and our telephone number is (847) 905-4500. The cost for our use of this space is included in the $10,000 per month fee we will pay to an affiliate of our sponsor for office space, utilities, secretarial support and administrative services. We consider our current office space adequate for our current operations.

Employees
We currently have two officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in.
Periodic Reporting and Financial Information
STPK’s units, Class A Common Stock and warrants are registered under the Exchange Act and STPK has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, STPK’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against STPK or any members of its management team in their capacity as such.

MANAGEMENT OF STPK
Directors and Executive Officers
The below lists STPK’s officers and directors as of            , 2021.
Name	Age	Title
Michael C. Morgan	52	Chairman of the Board
Eric Scheyer	56	Chief Executive Officer and Director
Michael D. Wilds	64	Chief Financial Officer and Chief Accounting Officer
Adam E. Daley	44	Director
Alec Litowitz	54	Director
Desirée Rogers	61	Director
C. Park Shaper	52	Director
Michael C. Morgan is our Chairman and has served as our Chairman since the IPO. In 2008, Mr. Morgan co-founded Triangle Peak Partners, LP, a multi-strategy asset management firm focused on venture capital and growth equity, and he currently serves as its Chairman and Chief Executive Officer. Since 2004, Mr. Morgan has also served as President and Chief Executive Officer of Portcullis Partners, LP, a private investment partnership and one of Triangle Peak Partners’ largest limited partners. Mr. Morgan currently serves as the lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America. Mr. Morgan joined Kinder Morgan at its founding in 1997 and headed Kinder Morgan’s corporate development efforts until 2001, completing 23 acquisitions worth over $5 billion. He then served as President of KMI until 2004. Mr. Morgan has also served on the board of Sunnova Energy International, Inc. (NYSE: NOVA), a leading residential solar and energy storage company, since June of 2019. Mr. Morgan first joined the board of NOVA’s predecessor (Sunnova Energy Corporation) in October 2015, served as Lead Director until March of 2016 and remained on that board until NOVA’s initial public offering in June of 2019. Mr. Morgan previously served on the boards of directors of two public energy funds affiliated with Kayne Anderson (NYSE: KYN and KYE) and on the boards of directors of Bunchball, Lytx, and SCIenergy. Mr. Morgan also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC). Mr. Morgan is a frequent volunteer at Stanford University, currently serving as the national chair of The Stanford Fund, as co-chair of the Precourt Energy Institute Advisory Council, and on several other advisory committees. Mr. Morgan previously served as an Adjunct Professor in the Practice of Management at the Jones Graduate School of Business at Rice University in Houston. Mr. Morgan received an M.B.A. from Harvard Business School and B.A. in Economics and an M.A. in Sociology from Stanford University.
Eric Scheyer serves as our Chief Executive Officer and on our board of directors and has served in these capacities since the IPO. Mr. Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy & Infrastructure Group since inception. Mr. Scheyer is a member of Magnetar’s management committee and investment committee, and Chairman of the Magnetar Energy & Infrastructure Group’s investment committee. Mr. Scheyer has long-standing relationships and significant experience investing in the energy, energy infrastructure and renewables sectors. Mr. Scheyer serves on the board of Directors of Great Elm Capital Group, Inc. (NASD: GEC). Mr. Scheyer previously served on the board of managers of the general partner of Lightfoot Capital Partners, LP and the board of directors of Arc Logistics Partners LP. (NYSE: ARCX) Previously, Mr. Scheyer was a principal of Decorel Incorporated, where he served as President of Decorel S.A. de C.V. and Executive Vice President of Decorel Inc. until the sale of the company to Newell Rubbermaid. Mr. Scheyer received a B.A. from Trinity College.
Michael D. Wilds serves as our Chief Financial Officer and Chief Accounting Officer and has served in these capacities since the IPO. Mr. Wilds joined Magnetar in 2006, and is Chief Operating Officer of the Magnetar Energy & Infrastructure Group. Prior to joining Magnetar, Mr. Wilds served as the Chief Executive Officer of the affiliated companies of The Kansas Farm Bureau. Mr. Wilds also spent 20 years with Koch Industries, Inc. where he served in various senior roles, both domestic and international, including as Chief Financial Officer of Koch Industries International. Mr. Wilds earned a B.S. in Business Administration from Kansas State University.

Adam E. Daley serves on our board of directors and has served on our board of directors since the IPO. Mr. Daley is a Partner at Magnetar Capital, Co-Head of Magnetar’s Energy & Infrastructure Group and a member of Magnetar Capital’s management committee and investment committee. Since joining Magnetar Capital at its inception in 2005, Mr. Daley has been focused primarily on the sourcing, execution and management of various investments in the energy, energy infrastructure and renewables sectors. Mr. Daley is currently a director of STPK. Prior to joining Magnetar Capital, Mr. Daley was an investment banker at Citigroup’s Global Corporate and Investment Bank, where he was responsible for executing a variety of corporate finance transactions. Mr. Daley also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC), Double Eagle Energy III, LLC, Vesper Energy Development LLC, and DoublePoint Energy, LLC. Mr. Daley earned a BS in Finance with High Honors from the University of Illinois.
Alec Litowitz serves on our board of directors and has served on our board of directors since the IPO. Mr. Litowitz is the Founder, Chief Executive Officer and Chairman of the Management Committee and co-head of the Investment Committee of Magnetar. Prior to founding Magnetar in 2005, Mr. Litowitz was a Principal at Citadel Investment Group and served as Global Head of Equities and a member of the Management and Investment Committees. Mr. Litowitz created and continues to be extensively involved with the Magnetar Capital UChicago Financial Education Initiative, an innovative high school-based financial education initiative, which has helped more than 22,000 students increase their financial literacy. Mr. Litowitz graduated from MIT with a B.S. in mathematics and anthropology and received a J.D. and M.B.A. from the University of Chicago.
Desirée Rogers serves on our board of directors and has served on our board of directors since the IPO. Ms. Rogers has been serving as the Chief Executive Officer and Co-Owner of Black Opal Beauty, LLC, a masstige makeup and skincare company for women of color sold in Walmart, CVS and Rite Aid as well as internationally since 2019. From 2013 to 2019, she served as the Chairman of Choose Chicago, the tourism agency for the city of Chicago with $1 billion in revenue and over 57 million visitors annually. Ms. Rogers was the first White House Social Secretary and Special Assistant to President Obama. Prior to this post, Ms. Rogers served as the President of Peoples Gas and North Shore Gas. Ms. Rogers is currently a member of the board of directors of Inspired Entertainment (INSE) and MDC Partners (MDC) as well as chairs the compensation committee of MDC. Ms. Rogers also serves on the board of non-for-profit, DonorsChoose, a group funding platform that grants over $120 million to public school teachers each year. She received a B.A. in Political Science from Wellesley College and an M.B.A. from Harvard Business School.
C. Park Shaper serves on our board of directors and has served on our board of directors since the IPO. Mr. Shaper served in various management roles for the Kinder Morgan companies from 2000 until March 2013, when he retired as President of Kinder Morgan, Inc. (NYSE: KMI), Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and as director and President of the general partner of El Paso Pipeline Partners, L.P. Since 2007, Mr. Shaper has served on the board of directors of Kinder Morgan, Inc., and he previously served on the boards of directors of Kinder Morgan G.P., Inc. (the general partner of Kinder Morgan Energy Partners, L.P.) and Kinder Morgan Management, LLC from 2003 to 2013. Mr. Shaper also serves on the board of directors of Sunnova (NYSE: NOVA) and as a trust manager of Weingarten Realty Investors (NYSE: WRI). Mr. Shaper received an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Industrial Engineering and a BA in Quantitative Economics from Stanford University.
Executive Compensation and Director Compensation
The following disclosure concerns the compensation of STPK’s executive officers and directors for the fiscal year ended December 31, 2019 (i.e., pre-business combination).
None of STPK’s executive officers or directors have received any cash compensation for services rendered to STPK. Since the consummation of STPK’s IPO and until the earlier of the consummation of the initial business combination and STPK’s liquidation, STPK will reimburse the Sponsor for office space, secretarial and administrative services provided to STPK in an amount not to exceed $10,000 per month. In addition, STPK’s Sponsor, executive officers and directors, or any of their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities conducted on STPK’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. STPK’s audit committee reviews all payments that STPK made to the Sponsor, executive officers or directors, or their affiliates on a quarterly basis. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, STPK does not have any additional controls in place for governing reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred on behalf of STPK and in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by STPK to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of the initial business combination.
After the completion of the initial business combination, directors or members of its management team who remain with New Stem may be paid consulting or management fees from New Stem. For more information on post-combination company executive compensation, see “Executive and Director Compensation of Stem.” It is unlikely the amount of management and executive compensation will be known at the time of the proposed business combination, because the directors of New Stem will be responsible for determining executive officer and director compensation. Any compensation to be paid to STPK’s executive officers will be determined, or recommended to the board of directors of New Stem for determination, by a compensation committee constituted solely of independent directors or a majority of the independent directors on New Stem’s board of directors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF STPK
The following table sets forth selected historical consolidated financial information derived from STPK’s audited financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019. You should read the following summary financial information in conjunction with the section entitled “STPK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and STPK’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.
We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through December 31, 2020 were organizational activities and those necessary to complete our IPO and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.
	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Statements of Operations Data:
Net loss	$(10,406)	$(3,363,468)
Weighted average shares outstanding of Class A Common Stock	—	38,208,123
Weighted average shares outstanding of Class B Common Stock(1)	8,750,000	9,589,626
Basic and diluted net loss per share, Class A	$—	$—
Basic and diluted net loss per share, Class B	$(0.00)	$(0.35)
Cash Flow Data:
Net cash used in operating activities	(17,473)	(1,838,477)
Net cash provided by (used in) investing activities	—	(383,585,040)
Net cash provided by (used by) financing activities	(142,199)	386,360,290

(1)
The amount of shares as of December 31, 2019 included up to 1,312,500 shares of Class B Common Stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B Common Stock were forfeited. Previous periods have been adjusted to reflect this forfeiture.

	December 31, 2019	December31, 2020
Balance Sheets Data (end of period):
Total current assets	$1,594	1,564,337
Investments held in Trust Account	—	383,721,747
Deferred Offering Costs	251,424	—
Total assets	253,018	385,286,084
Total liabilities	246,568	16,438,821
Temporary Equity:
Class A Common Stock, subject to possible redemption	—	363,847,260
Stockholders’ Equity:
Class A Common Stock	—	197
Class B Common Stock	1,006	959
Total stockholders’ equity	6,450	5,000,003

STPK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of STPK’s financial condition and results of operations should be read in conjunction with STPK’s financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involves risks and uncertainties. References in this section to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of STPK.
Overview
We are a blank check company incorporated in Delaware on October 29, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While we may pursue an acquisition opportunity in any business, industry, sector or geographical location, we intend to focus its efforts primarily on identifying businesses seeking to be a market leader in, and/or benefit from the increasing global initiatives to improve the efficiency of our energy ecosystems and reduce emissions.
Our registration statement for our IPO became effective on August 17, 2020. On August 20, 2020, we consummated the IPO of 35,000,000 units at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $20.2 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On August 26, 2020, we consummated the sale of an additional 3,358,504 Units at the IPO price at $10.00 per Unit pursuant to the notice of partial exercise from the underwriters, generating additional gross proceeds of approximately $33.6 million, and incurring additional offering costs of approximately $1.9 million, inclusive of an additional approximately $1.2 million in deferred underwriting commissions.
Simultaneously with the closing of the IPO, we consummated the Private Placement of 6,733,333 warrants (each, a Private Placement Warrant and collectively, the Private Placement Warrants) at a price of $1.50 per Private Placement Warrant to our Sponsor, generating gross proceeds of $10.1 million. In connection with the consummation of the sale of additional Units pursuant to the underwriters’ over-allotment option, on August 26, 2020, we sold 447,801 Private Placement Warrants to our Sponsor, generating additional gross proceeds of approximately $0.7 million.
Upon the closing of the IPO and the Private Placement on August 20, 2020, $350.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and the Private Placement were placed in the Trust Account, located in the United States at J.P. Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of our initial business combination and (ii) the distribution of the assets held in the Trust Account as described below. Upon closing of the sale of Units and Private Placement Warrants upon exercise of the over-allotment, on August 26, 2020, $34.3 million of the net proceeds of the sale of the Units and Private Placement Warrants were placed in the Trust Account.
If we are unable to complete our initial business combination within 24 months from the closing of the IPO, or August 20, 2022, unless we provide the Public Stockholders with the opportunity to redeem their shares of Class A common stock in conjunction with any such amendment, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the STPK public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding STPK public shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
Proposed Business Combination
On December 3, 2020, we entered into an Agreement and Plan of Merger (the “merger agreement”) with STPK Merger Sub Corp., a newly formed Delaware corporation and wholly-owned subsidiary of the Company, and Stem, Inc., a Delaware corporation (“Stem”). If the merger agreement is adopted by Stem’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of common stock of the Company (“New Stem Common Stock”) to be issued or reserved as the merger consideration, is approved by the Company’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of the Company (the “merger”).
Refer to the preliminary proxy statement/consent solicitation statement/prospectus, as filed in Form S-4 with the Securities and Exchange Commission on January 22, 2021 for additional information.
Liquidity, Capital Resources and Going Concern
As of December 31, 2020, we had approximately $0.9 million in cash and working capital deficit of approximately $1.2 million.
Our liquidity needs to date have been satisfied through a capital contribution of $25,000 from the Sponsor to purchase the Founder Shares (as defined below), the loan of up to $300,000 under the Note (see Note 4), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. We fully repaid the Note on August 20, 2020. In addition, in order to finance transaction costs in connection with our initial business combination, our officers, directors and initial stockholders may, but are not obligated to, provide us the Working Capital Loans (see Note 4). To-date, there have been no borrowings under any Working Capital Loans.
In connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the lack of liquidity raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be forced to liquidate before August 20, 2022.
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Results of Operations
Our entire activity since inception through December 31, 2020 related to our formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of gain on investment (net), dividends and interest held in Trust Account. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the year ended December 31, 2020, we had net loss of approximately $3.4 million, which consisted of approximately $3.1 million in general and administrative expenses, approximately $163,000 in general and administrative expenses for costs incurred with our Sponsor and approximately $200,000 of franchise tax expense, which was partially offset by approximately $137,000 gain on investment (net), dividends and interest held in Trust Account.
For the year ended December 31, 2019, we had net loss of approximately $10,000, which consisted of approximately $9,000 in general and administrative expenses and $1,000 of franchise tax expense.

Related Party Transactions
Founder Shares
On November 8, 2018, the Sponsor purchased 2,875,000 Founder Shares of our Class B common stock, par value $0.0001 per share, for an aggregate price of $25,000. On July 13, 2020, we effected a stock split resulting in the Sponsor holding 10,062,500 Founder Shares. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. On July 29, 2020, the Sponsor transferred 40,000 Founder Shares to each of Desirée Rogers and C. Park Shaper, the Company’s independent director nominees. The initial stockholders agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the outstanding shares after the IPO. The underwriters partially exercised their over-allotment option on August 26, 2020, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 472,874 Founder Shares were forfeited upon the expiration of the over-allotment option.
The Founder Shares will automatically convert into Class A common stock on a one-for-one basis at the time of the Company’s initial business combination and are subject to certain transfer restrictions, as described below. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination).
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the IPO, the Company consummated the Private Placement of 6,733,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.1 million. In connection with the consummation of the sale of additional Units pursuant to the underwriters’ over-allotment option, on August 26, 2020, the Company sold an additional 447,801 Private Placement Warrants to the Sponsor, generating additional gross proceeds of approximately $0.7 million.
Each Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants will be added to the proceeds from the IPO to be held in the Trust Account. If we do not complete our initial business combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and our officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of our initial business combination.

Related Party Reimbursements and Loans
Our Sponsor has agreed to loan us up to $300,000 to cover expenses related to the IPO pursuant to a promissory note, dated November 8, 2018 and later amended on July 10, 2020 (the “Note”). This loan is non-interest bearing and payable upon the completion of the IPO. In 2018 and 2019, we borrowed approximately $182,000 under the Note and repaid approximately $125,000 when it temporary halted the IPO in September 2019. We recapitalized and continued in July 2020, and borrowed an additional of $235,000 under the Note. We fully repaid the remaining balance the Note of approximately $292,000 on August 20, 2020.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans to date. We did not have any borrowings under the Working Capital Loans as of December 31, 2020 and 2019.
Administrative Service Agreement
Commencing on the date that the Company’s securities were first listed on the NYSE, we agreed to pay an affiliate of the Sponsor of total $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of our initial business combination or the liquidation, we will cease paying these monthly fees. The Company incurred approximately $50,000 in administrative expenses under the agreement, which is recognized in our unaudited consolidated statements of operations for the year ended December 31, 2020 within general and administrative expenses — related party.
Contractual Obligations
Registration Rights
The initial stockholders and holders of the Private Placement Warrants are entitled to registration rights pursuant to a registration rights agreement. The initial stockholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
We granted the underwriters a 45-day option from the closing date of the IPO to purchase up to 5,250,000 additional Units to cover over-allotments, if any, at $10.00 per Unit, less underwriting discounts and commissions. On August 26, 2020, we consummated the sale of an additional 3,358,504 Units at the IPO price at $10.00 per Unit pursuant to the notice of partial exercise from the underwriters.
The underwriter was entitled to an underwriting discount of $0.20 per unit, or $7.0 million in the aggregate, paid upon the closing of the IPO. In addition, $0.35 per unit, or $12.3 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete our initial business combination, subject to the terms of the underwriting agreement.
In connection with the consummation of the sale of Units pursuant to the over-allotment option on August 26, 2020, the underwriter received an aggregate of $0.7 million in underwriting fees and additional deferred underwriting commissions of approximately $1.2 million.

Critical Accounting Policies and Estimates
Investments Held in the Trust Account
Our portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain from investments held in Trust Account in the our consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Class A Common Stock Subject to Possible Redemption
We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 36,384,726 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our consolidated balance sheet.
Net Loss Per Common Share
We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. We have not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 19,967,302 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per share is the same as basic earnings per share for the period.
Our consolidated statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the investment income earned on the Trust Account of approximately $137,000, net of applicable franchise taxes of approximately $137,000 for the year ended December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the periods. Net loss per share, basic and diluted for Class B common stock for the year ended December 31, 2020 is calculated by dividing the general and administration expenses of approximately $3.1 million and franchise taxes of $200,000, resulting in a net loss of approximately $3.4 million, by the weighted average number of Class B common stock outstanding for the period.
Off-Balance Sheet Arrangements and Contractual Obligations
As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.
Recent Accounting Pronouncements
Our management does not believe there are any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our consolidated financial statements.

INFORMATION ABOUT STEM
Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Stem and its subsidiaries prior to the consummation of the merger.
Company Overview
Our mission is to build and operate the largest, digitally connected, intelligent energy storage network for our customers. In order to fulfill our mission, (i) we provide our customers, which include commercial and industrial (“C&I”) enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) we provide our customers, through our Athena artificial intelligence (“AI”) platform (“Athena”), with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems utilizing the Athena platform to participate in energy markets and to share the revenue from such market participation.
We deliver our battery hardware and software-enabled services through our Athena platform to our customers. Our hardware and recurring software-enabled services mitigate customer energy costs through time-of-use and demand charge management innovations and a network of virtual power plants. The resulting network created by our growing customer base increases grid resilience and reliability through the real-time processing of market-based demand cycles, energy prices and other factors in connection with the deployment of renewable energy resources to such customers. Additionally, our energy storage solutions support renewable energy generation by alleviating grid intermittency issues and thereby reducing customer dependence on traditional, fossil fuel resources. As of October 31, 2020, more than 750 customer energy systems operated by our Athena platform had accumulated an aggregate of over 20 million runtime hours.
We believe that energy storage, which can instantly provide grid power 24x7, is a critical component of the global transition to renewable energy and a distributed energy infrastructure. According to the U.S. Environmental Protection Agency, during 2018, electricity production was responsible for 27% of greenhouse gas emissions in the U.S. As a result, there is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. One such solution is distributed, renewable generation which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. According to Wood Mackenzie Energy Storage Service (“Wood Mackenzie”), since 2019, 90% of the new interconnection requests in the U.S. electrical markets were for installations of renewable energy assets. However, one of the principal challenges impacting the increased development of renewable energy assets is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Energy storage helps mitigate intermittency by acting as an energy reserve in times when wind and solar generation is reduced, unavailable or offline, which is why Bloomberg New Energy Finance (“BNEF”) forecasts energy storage solutions and services to represent a $1.2 trillion revenue opportunity on a cumulative basis through 2050.
The transition to renewable energy and a distributed energy infrastructure has resulted in an increase in the complexity and variability of end-customer electricity demand influenced by onsite generation and flexible sources of load. Accordingly, it has become nearly impossible to efficiently manage and operate businesses and the grid using a schedule based, human operated approach. Instead, the utilization of intelligent, responsive energy storage throughout the grid is required to provide the real-time balance necessary to support more distributed renewable assets, and we believe that Athena fulfills this vital need of a modern energy infrastructure. Athena unlocks the value of battery storage by providing energy forecasting, real-time energy optimization and automated controls for our customers leveraging over 10 years of operational data and experience. By dispatching electricity to our C&I customers through our energy storage network during periods of peak power demand, we are able to reduce our customers’ electricity expenses, improve the value of their energy usage and diminish their environmental impact. In addition, our energy storage network enables grid operators to decrease their reliance on conventional generation sources, thereby improving the resiliency of the electrical grid and enabling lower carbon emissions through the increased adoption of renewable generation sources.

(1)
Source: Bloomberg New Energy Finance — Storage Assets Interactive Dataset — Reflects System Integrators by Capacity (MWh), filtered by Commissioning Date and Commissioned Status as of 12/31/2020, Stem data represents aggregate capacity (MWh) of systems in operation globally, as recorded by the Stem Network Operations Dashboard.

Based on data from BNEF — Storage Assets Interactive Dataset, we are among the leading firms as measured by the amount of energy storage capacity commissioned between January 2014 and December 2020. We are currently operating or have contracted nearly 1 GWh of aggregate system capacity across over 900 locations in the U.S., Canada, Chile and Japan. Our Athena AI-powered platform has benefited from this large network by collecting significant amounts of data on the electricity usage across our customer base. This data can be used to create a virtuous cycle of learning and deep insights to better inform the improvement of our algorithms in predicting economically optimal charge and discharge intervals of the energy storage systems in our network. As of December 31, 2020, Athena has accumulated over 20 million runtime hours, which is equivalent to over 2,200 years of operational experience, across hundreds of sites and customers in numerous utility areas across the U.S., Canada, Chile and Japan. We believe that as the size of our network of energy storage systems expands, the increased data and improved insights will advance the optimization capabilities and operation of the energy storage systems in our network.
We operate in two key markets within the energy storage landscape: Behind-the-Meter (“BTM”) and Front-of-the-Meter (“FTM”). BTM systems installed at C&I customer locations generate energy that can be used on-site without interacting with the electric grid and passing through an electric meter. Our BTM systems reduce C&I customer energy bills and help facilitate their corporate environmental, social and governance (“ESG”) objectives. FTM, grid-connected systems deliver power into the grid which is often sold to off-site customers and transported by the grid prior to reaching an end-user. FTM systems decrease risk for solar and renewable project developers, asset owners, independent power producers and investors by adapting to dynamic energy market conditions and improving the combined value of the solar renewable resource and energy storage over the course of their FTM system’s useful life. As an early participant in the BTM market, we developed operational focus and technical capabilities that position us to have multiple product offerings and services in the evolving market for FTM energy storage services. We believe that Athena’s ability to optimize operations in both the BTM and FTM markets is unique in the industry and provides us with a competitive advantage.

Industry
The architecture of the electric grid has historically been a unidirectional, central plant generation model, which is no longer optimal for the modern grid. Additionally, the electric power grid has suffered from insufficient investment in critical infrastructure as a result of complexities surrounding the ownership, operation and regulation of grid infrastructure, further compounded by the challenges of large capital costs and a lack of adequate innovation. These circumstances have contributed to the U.S. Department of Energy’s characterization of the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” and the American Society of Civil Engineers issuing the U.S. energy infrastructure a D+ grade in 2017. We believe that deploying intelligent energy storage is a necessary step towards addressing these critical infrastructure issues as consumers are increasingly demanding clean electric power solutions.
Electricity generation from wind and solar in the U.S. has grown over recent years and is expected to account for a greater percentage of total generation going forward. According to Wood Mackenzie, since 2019, 90% of new interconnection requests in the U.S. electrical markets were for installations of renewable energy assets. While these renewable sources help to reduce overall greenhouse gas emissions from electricity production, a key challenge impacting adoption of renewable energy is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Such unreliable integration can compromise the grid’s ability to deliver reliable electric power. Solutions such as energy storage are needed to balance the existing grid infrastructure and support the successful integration of intermittent sources such as wind or solar. Energy storage can help mitigate the issue of intermittency by effectively acting as a reserve in times when wind and solar generation is reduced, unavailable or offline. As a result, as the electricity generation from wind and solar increases, the demand for energy storage solutions and related services is also expected to increase.
Total Addressable Market
BNEF forecasts energy storage solutions and services to represent a $1.2 trillion revenue opportunity on a cumulative basis through 2050. Based on data provided by Wood Mackenzie, U.S. energy storage capacity, excluding the residential market, is expected to grow at a compound annual growth rate (CAGR) of 48% through 2026 and the global energy storage capacity, excluding the residential market, is expected to grow at a compound annual growth rate of 31% through 2030. Wood Mackenzie research forecasts that the U.S. Energy storage market, excluding the residential market, is expected to reach a total value of approximately 29.5 GWh in 2026 and the global energy storage market is expected to reach a total value of approximately 62 GWh in 2026. According to Wood Mackenzie, FTM applications are expected to grow the fastest (49% CAGR), while BTM C&I energy storage will follow closely behind (48% CAGR).

Source: Bloomberg New Energy Finance Storage Outlook, 2019.
Factors for Growth
Key drivers for the energy storage market’s growth include:
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Decline in Lithium-Ion Battery Costs — Based on market forecasts, we believe that lithium-ion battery costs will continue to decline over the next decade. According to BNEF, the manufacturing cost of battery packs is expected to decline from $246/kWh in 2020 to below $120/kWh within the next 10 years, declining within an expected range of 5% to 10% per annum over the period. This anticipated reduction in the cost of batteries is expected to create the opportunity to deploy increasingly larger energy storage systems with improved economics in many global geographies.

Source: Bloomberg New Energy Finance, Dataset: Summary of utility-scale costs, Units: Real 2018.
•
Decline in Cost of Renewable Generation — Clean energy technology is increasingly seen as price competitive relative to sources of conventional generation such as coal, nuclear and natural gas. According to an analysis by Lazard Ltd, the levelized cost of energy, which provides data on the average net present cost of electricity generation for a power plant over its lifetime, wind and solar has decreased below the cost of coal, nuclear and combined cycled generation turbine sources.

Source: Lazard’s Levelized Cost of Energy Analysis — Version 14.0.*
•
Growing Demand for Renewable Energy — The growing number of corporations with ESG initiatives committed to procure and operate on 100% renewable energy will require increased energy storage to achieve these goals. Additionally, policy makers and regulatory agencies are increasingly enabling and incentivizing the adoption of renewable energy and energy storage. In the U.S., several states have enacted energy storage mandates or sought to encourage the adoption of energy storage in utility and grid resource plans. Recent actions by the Federal Energy Regulatory Commission (“FERC”) including Order 841 and Order 2222 direct regional transmission operators and independent system operators to remove barriers enabling participation of storage in wholesale electricity markets. Additionally FERC established rules to help ensure storage resources are compensated for the services they provide. Similar initiatives targeting distributed energy resources are being adopted globally and driving the expected increase in demand for energy storage solutions and services.

•
Increased Complexity of the BTM and FTM Grid Architecture — The transition to renewable energy and a distributed energy infrastructure has resulted in an increase in the complexity and variability of end-customer electricity demand influenced by onsite generation and flexible sources of load. Accordingly, it has become nearly impossible to efficiently manage and operate businesses and the grid using schedule based, human operated systems. Instead, the utilization of intelligent, responsive energy storage throughout the grid is required to provide the real-time balance necessary to support more distributed renewable assets.

Our Solution
Our AI-powered energy storage solution provides a range of hardware and software-enabled services to end customers and the broader electrical grid infrastructure, including (1) active monitoring and dynamic

*
The levelized cost of energy (also referred to as the levelized cost of electricity) (LCOE) is a measurement used to assess and compare alternative methods of energy production. The LCOE of an energy generating asset can be understood as the average total cost of building and operating the asset, per unit of total electricity generated over an assumed lifetime.

responses to energy utilization on the grid in order to take advantage of time-varying retail electricity pricing and help our customers avoid peak charges common in electricity tariffs; (2) automated, real-time management of energy storage charge and discharge intervals to help align the utilization of power at businesses with the varying costs and price signals from onsite generation, utilities and grid operators; (3) helping renewable projects reach parity with fossil fuel-based power generation costs; (4) solving the issue of intermittency by effectively acting as a reserve in times when wind and solar generation is reduced, unavailable or offline; and (5) enhance the economics of renewable projects by enabling access to energy market revenue opportunities through the coordinated charge or discharge of stored energy in response to market prices for capacity, energy and ancillary services.
Historically, the Company has managed energy storage systems on behalf of its customers. As the market has matured, many of our customers are installing and interconnecting energy storage systems while engaging us to provide our software-enabled service platform to operate the systems on a long-term basis. In the future, we expect the majority of our business will involve selling hardware and recurring software-enabled services to our customers. We provide hardware from leading global battery storage OEMs, including Tesla, Samsung, LG Chem, Panasonic and others. As a result of the significant demand for energy storage systems from our customers and the significant experience and operational data accumulated by our network of energy storage systems, we are able to negotiate pricing, warranty and performance guarantee provisions in our supply chain agreements that benefit our customers. Our software-enabled services are important components of the operation of these hardware products. As a result, in connection with the sales of energy storage hardware, we enter into recurring long-term service agreements with customers for 10 to 20 years. In addition to our hardware and software-enabled services, in all the markets where we manage energy storage systems, we have agreements to manage the energy storage systems utilizing the Athena platform to participate in energy markets and to share the revenue from such market participation. Although we do not expect to generate significant market participation revenue in the early years of a project’s life cycle, we believe this revenue stream is an important long-term differentiation relative to our competitors.
Based on data from BNEF, we are one of the leading firms as measured by the capacity of energy storage capacity commissioned between January 2014 and December 2020. We currently have contracts to operate approximately 1 GWh of aggregate system capacity across hundreds of locations in the U.S., Canada, Chile and Japan. Our Athena AI-powered platform has benefited from this large network by collecting significant amounts of electricity usage and systems operating data across our customer base. This data is constantly growing and is used to create a virtuous cycle of learning and deep insights to better inform the improvement of our algorithms in predicting economically optimal charge and discharge intervals of energy storage systems. As of December 31, 2020, Athena has accumulated over 20 million runtime hours, which is equivalent to over 2,200 years of operational experience, across hundreds of sites and customers in several utility territories across the U.S., Canada, Chile and Japan. We believe that as the size of our network of energy storage systems expands, the increased data and improved insights will advance the optimization capabilities and operation of the energy storage systems in our network.
Our Athena Platform
Athena unlocks the value of battery storage by providing energy forecasting, real-time optimization and automated controls for our customers leveraging over 10 years of operational data and experience. By dispatching electricity to our C&I customers through our energy storage network during periods of peak power demand, we are able to decrease our customers’ electricity expenses, improve the value of their energy usage and diminish their environmental impact. Our Athena AI-powered platform supports customers by managing large-scale energy storage projects, addressing intermittency issues and safeguarding project value against fluctuating market conditions and on-going policy changes. In addition, our energy storage network enables grid operators to decrease their reliance on conventional generation sources thereby improving the resiliency of the electrical grid and enabling lower carbon emissions through the increased adoption of renewable generation sources.
Athena utilizes highly localized weather, energy price and market data to understand the impact on customer electricity usage and formulate optimal economic strategies for charge and discharge of the energy storage systems. Athena-operated systems are under real-time control and currently over 700,000 data points per second are streamed into the platform, informing the strategy developed for each individual asset and site. As of October 2020, Athena’s cloud infrastructure is performing automated data engineering, supporting our AI processes that currently model over 24 million scenarios per day, delivering optimal storage operating strategies for each individual customer site. This autonomous operation delivers value to enterprise customers, renewable generation partners, utilities, grid operators and financing counterparties. The most difficult part of AI and machine learning is data collection and data integrity, and our automated data engineering platform enables our data science team to rapidly develop and deploy new algorithms. These algorithms embed the physics of storage, renewable generation and the grid and include fit-to-purpose deep learning models that evolve so that Athena can react to changing conditions. Our team has automated AI model selection and training, evaluating them against our extensive energy storage operations database encompassing over 20 million runtime hours, or the equivalent of 2,200 years of operations.
As the chart above illustrates, our Athena platform provides value to its customer segments through multiple features, including the following:
•
Athena Analytics:    We merge price inputs with load forecasts, solar production forecasts, greenhouse gas emissions data and other data to optimize each individual storage asset’s charging and discharging at each site in our network. With its market and site load forecasting capabilities, Athena accurately predicts customer facility and system peaks. To optimize value for each site, our platform evaluates over 24 million scenarios per day, has experience across multiple geographies, utilities and markets and continuously improves to deliver greater value to customers over time.

•
Athena Edge Platform:    This platform serves as the monitoring and control hub at each customer or project site, continuously collecting data from meters, breakers, storage systems and solar generation systems, as applicable, and conducts local, real-time control to ensure safe and reliable operation. The Athena Edge Platform is embedded in our broad network of hardware energy storage solutions and enables us to monitor and roll-out new software to customers, while ensuring safety, security and quality of service.

•
Athena Cloud Platform:    This cloud-native platform serves as the center of our network of edge devices, utilities, markets and third-party data providers. This network streams approximately 1 terabyte of data every day to the platform which along with weather, energy prices and grid information are processed and cleaned to ensure they are complete and accurate and that anomalies are detected. This Athena-engineered data is then published and efficiently provided to Athena Analytics delivering value across the growing Athena network.

•
Athena Portal:    The portal is an interactive user interface for partners and customers to understand the operation of the energy storage systems along with the insights Athena provides. The customer portal allows end users to observe Athena’s operation of their sites in real-time as well as performance over time. Over a decade of refinement of customer-facing tools delivers a seamless user experience through this feature. Rich data APIs provide access to streaming data as well as asset performance data marts. The portal also provides project analysts with energy usage/cost modeling applications to simulate and evaluate anticipated savings for new potential customers based upon their electricity usage history and anticipated needs.

•
Athena Gateway:    Gateway services provide real-time integration endpoints that tie into utility and market control systems. This feature enables our customers to participate in markets and grid programs with automated dispatching leveraging the near-instantaneous response of the Athena platform.

•
Monitoring:    The Athena platform provides customers with real-time monitoring capabilities. Athena observes asset and system health to manage charging and discharging cycles continuously optimized to maximize customer savings and battery life.

•
Reporting:    As part of the customer portal, we provide transparent performance reporting that makes it easy for customers to understand the insights being generated through Athena’s algorithms. Our ability to provide real-time high-quality reports allows customers to understand system performance, savings, and other key metrics.

•
Data Application Programming Interfaces (“APIs”):    APIs are critical software elements (i.e., intermediaries) supporting data collection and transfer between diverse software applications, improving the functionality of complex digital systems. Beyond taking in and processing data, Athena also offers an extensive set of secure APIs that make real-time data immediately accessible to multiple stakeholders. These APIs provide critical data and transparency to partners, utilities and grid operators and allow partners to pull data directly if desired.

•
Security and Information Protocols:    Our Athena platform employs state-of-the-art informational safeguards and security monitoring technologies to ensure our customers’ data and systems are protected with the most efficient, secure and reliable technology available while remaining interoperable with utilities and the grid.

Our Value Proposition
Our energy storage platform offers advantages to our customers:
(1)
Lower Electric Utility Bills

Our Athena AI-powered platform predicts customer electricity usage on a second by second basis dispatching energy storage at peak times targeting a 10-30% monthly utility bill reduction for customers like Walmart, Amazon and UPS.
(2)
Reduces Carbon Emissions

Our energy storage solutions promote and accelerate the adoption of renewable energy generation as a viable replacement for fossil fuel generation. By dispatching electricity to our customers through our energy storage network during periods of peak power demand, we lessen dependence by utilities on conventional generation thereby improving the resiliency of the grid and reducing carbon emissions. When installed with solar, our systems optimize charging from clean on-site solar generation and then dispatch stored solar energy during higher priced periods.
(3)
Mitigates Intermittency

In addition, energy storage mitigates the intermittency of renewable generation sources by effectively acting as a reserve in times when wind and solar generation is unavailable or offline.
(4)
Stabilizes the Grid

Energy storage helps stabilize the grid by reducing peaks, leveling loads, absorbing renewable generation and controlling voltage, thereby increasing the resilience and reliability of the grid. The virtual power plants created by our network of systems are Athena cloud enabled and can be called to instantaneously supply energy when and where it may be required by grid operators. Our network of systems delivered over 20,000 dispatches in 2019, providing critical resource support to utilities and grid operators in many of the most constrained electricity grid environments across the U.S., Canada and Japan.

Competitive Strengths
Our competitive strengths include the following:
•
Significant Benefits from Scale & Network Effects:    We believe we are the largest in global distributed energy storage megawatts under management with approximately 1 GWh operating or contracted across more than 900 sites. This generates significant amounts of operational data leading to enhanced software performance through machine-learning and improving customer economics.

•
Advanced Technology Platform:    We developed the first AI platform for energy storage and virtual power plants, automating storage participation in electricity markets, performing monitoring and management of customer loads, solar generation and energy prices with real-time, complex decision-making algorithms. The platform is able to co-optimize multiple energy market revenue streams across a diverse fleet of hardware throughout multiple geographies and energy markets.

•
Compelling Business Model & Customer Solutions:    We provide a seamless customer experience from commercial proposal to installation. We pioneered a project financed offering for C&I energy storage, providing customers immediate significant savings without capital expenditure. C&I customers are aggressively procuring renewable energy to meet ESG targets and save money on electricity, our solution enables these objectives with no impact to customer operations. Customers sign long-term contracts, typically between 10 and 20 years in duration, while providing us the flexibility to control their energy storage system to earn market participation revenue, lower their energy costs and meet their decarbonization goals.

•
Leading Strategic Partnerships:    We have numerous partnerships with a diverse set of industry leaders to reduce execution risk and increase speed to market in certain geographies. In Massachusetts, we have a partnership with Constellation Energy to pair our energy storage systems with retail energy offerings for C&I customers. Internationally, we have partnered with leading regional industrial equipment and energy firms such as Mitsui in Japan and Copec in South America, each focused on leveraging the partner’s local market knowledge and reputation with leading corporates, utilities and grid operators.

•
Exceptional AI and Energy Storage Expertise:    We have a seasoned leadership team with a demonstrated track record of execution and over 150 years of accumulated experience in energy storage, software and distributed energy expertise focused on artificial intelligence and technology development, new market commercialization, renewable project development and utility / grid program operations. Our data science team has over 120 years of accumulated experience in machine learning, optimization and controls.

Our Strategy
We intend to leverage our competitive strengths, technology leadership and market share position to build out the largest, digitally connected, AI-powered energy storage network, through the following strategies:
•
Continued Focus on Software Innovations:    Using our extensive network and underlying data, we will continue to enhance and further develop Athena’s capabilities. We will continue to invest in research and development in core areas such as predictive analytics and controls, networked energy operations and grid services, and innovative power solutions building on our extensive patent portfolio.

•
Front-of-the-Meter Expansion:    We have significant in-house expertise in large utility scale projects and have developed a strategy to expand our team and technical capabilities for larger FTM opportunities.

•
International Market Growth:    By leveraging the experience gained from successful international expansion strategies in Japan and South America through Mitsui and Copec, respectively, we intend to expand into other growing markets such as Mexico, Australia, Colombia and Europe. Additionally, we will continue to work with Mitsui in Japan on storage deployment as the electricity market continues to deregulate and push for more renewables and distributed generation. Recently, the new Prime Minister of Japan announced a move to 100% renewables by 2050. In South America, we will continue to build on its partnership with Copec by leveraging Copec’s strong customer presence in Chile and Colombia.
•
More Favorable Supply Chain and Financing Terms:    We have a history of innovation in the energy storage market through our development of an AI-powered storage technology and zero-money down financing. While we have built a sizeable leadership position, there are incremental opportunities for cost savings with better supply chain terms from hardware providers and lower cost of capital from financing partners.

•
Additional Service Offerings:    We have additional end-market opportunities in other applications for storage such as electric vehicle charging (“EV”) integration and power solutions. With the transition to EVs in the commercial sector accelerating, we are working with fleet operators to deliver a new offering where Athena uses smart storage to manage EV charging peaks, reducing grid connection costs and supporting fast-charging along with smart charge management. We are working to expand Athena’s capabilities to offer both backup power and voltage support to mitigate disturbances from power quality and grid intermittency.

Our Customers
We operate in two key markets within the energy storage landscape: BTM and FTM. BTM systems installed at C&I customer locations provide power that can be used on-site without interacting with the electric grid and generally without generating energy that passes through a utility electric meter. FTM grid-connected systems deliver power into the grid which is often sold to off-site customers and transported by the grid prior to reaching an end-user. For BTM customers, we seek to maximize value by providing AI-powered storage services that reduce spending on utility bills, enhance the economics of solar and provide backup power. Additionally, we help BTM customers achieve renewable energy targets as part of their ESG commitments. For FTM customers, we provide software-enabled services to capture revenue from energy market participation, including the sale of capacity, energy and ancillary services into regional electricity markets helping these customers enhance renewable project returns while improving grid resiliency and reliability for utilities and grid operators.
We believe that Athena’s ability to optimize the operations in both the BTM and FTM markets is unique in the industry and provides a competitive differentiation. As an early participant in the BTM market, we developed operational focus and technical capabilities that position us to have multiple product offerings and services in the evolving market for FTM energy storage services. In particular, many industry analysts believe recent regulatory actions by the FERC and by global utilities and grid operators will enable distributed energy storage systems to participate in energy markets and receive equivalent compensation and market access to the same extent as conventional generation assets. Such regulatory actions are expected to provide new economic opportunities for software-enabled services offerings in the energy storage and broader distributed energy resource markets.
Sales, Marketing and Partnerships
We leverage our partner network to increase BTM sales while maintaining direct relationships with our enterprise customers. This structure enables broad coverage across all key markets in the U.S. and significantly increases our market reach including through: (1) a direct sales force with account executive targeting large enterprise accounts; (2) a mid-market sales channel partners that includes over 500 account executives who are trained and supported through Stem University, the Company’s online learning and partner support platform; (3) distributor partners that enable access to customers across the U.S.; and (4) a broad network of large renewable project developers and asset owners for FTM projects across the U.S. and South America.
Operations
Our Operations team supports all post-sale activities, including supply chain management, system installation support services, network operations, asset management and customer and partnership management. Our Operations team works very closely with our software and technology teams to develop proprietary, in-house tools as well as provide feedback and input for product enhancements.

Deployments
Our Deployments team is responsible for ensuring that systems are properly designed, permitted, interconnected and installed. We historically have acted as a general contractor, but do not maintain any in-house staff for construction, commissioning or maintenance. For FTM transactions, we are a supplier of energy storage sytems to our partners. We work closely with and advise construction partners on design, permitting, interconnection, system installation and system commissioning.
Network Operations and Asset Management
Our Network Operations team monitors and manages the fleets of operating energy storage systems to ensure the systems are operational, being properly maintained and dispatch repair resources when necessary. This team monitors the systems remotely and can triage, trouble shoot, and in many cases, repair systems remotely. This team also coordinates with hardware suppliers for warranty management and dispatches suppliers or sub-contractors to perform preventative and corrective maintenance.
Customer Operations
Our Customer Operations team is responsible for customer and partner onboarding, support and strategic account management, performance reporting and analytics. In addition to the economic benefits Athena delivers to customers by optimizing the value of their energy assets and facilitating their participation in energy markets, Athena’s customer-facing user interface is a powerful tool for customers to proactively understand and manage their overall energy site operations. The Customer Operations team ensures long-term success through effective onboarding and training, program enrollment, and proactive outreach. This team also manages support activities like billing inquiries, account maintenance, performance guarantee administration and system performance investigations and resolution to ensure our direct customers and partner network receive comprehensive support and service.
Program Operations
Our Program Operations team manages execution of our utility grid service and market operations agreements and has responsibility for contract, incentive and regulatory compliance activities, including tracking and reporting. This team manages hundreds of time-critical market interactions, including enrollment, nominations and settlement. Additionally, the team oversees performance measurement, portfolio analysis, risk assessment and reporting related to our grid services agreements, system operations and billings. The team also maintains an integrated operational data platform with multiple external parties, facilitating performance and settlement verification, tariff validation and automated detection of savings data anomalies and discrepancies.
Supplier Relationships
We have a global supply chain management team that proactively evaluates and selects Energy Storage System (“ESS”) OEM hardware providers. We perform an annual solicitation on technology and product offerings. The solicitation includes cost, detailed operating specifications, system sizes, warranty offering, production details and installation data. The supply management team will select two to three suppliers to integrate with Athena. The solicitation includes non-binding volume commitments by us and the supplier, pricing and delivery commitment for at least a 12 month timeframe. The common terms in an ESS supply agreement include firm pricing for twelve (12) months or longer, 10 and/or 20 year battery capacity availability performance guarantees, order lead times and guaranteed delivery timeframes, full system warranty, annual preventive maintenance, system uptime and repair timeframes and guarantees.
Our current ESS suppliers include Tesla, Sungrow, Socomec and Powin. We have recently executed a supply agreement with Powin who is a leader in providing medium to large scale outdoor systems with Iron Phosphate (LFP) based Lithium Ion ESSs that are longer life and lower cost systems. We believe that we need several ESS suppliers to meet specific market requirements (e.g., regional interconnection, electric code, fire code certifications, marine coating, etc.), provide a sufficient number of product offerings (e.g., multiple sizes of inverters and battery combinations, AC connected and/or DC connected configurations, backup power, etc.), and to mitigate any potential supplier risks (e.g., China import tariff risks, component or material supply constraints, etc.). The supply management team monitors quality control points, plans ongoing capacity needs, issues purchase orders and coordinates deliveries to customer locations around the world. We do not anticipate any unique supply constraints for the foreseeable future.
Research and Development
We have invested significant amounts of time and expense in the development of our Athena platform. The ability to maintain our leadership position depends in part on our ongoing research and development activities. Our software development team of 37 employees, is responsible for the design, development, integration and testing of the Athena platform. In addition, we augment our internal team with 15 to 20 off-shore contractors for flexible development capacity. We focus our efforts on developing Athena to continuously improve our algorithms, augment value with new revenue streams and localize based on geography and regulatory considerations.
Our research and development is principally conducted by our teams in Silicon Valley and Seattle. As of October 2020, we had 43 full-time employees engaged in research and development activities.
Intellectual Property
Intellectual property is a key differentiator for our business, and we seek protection for our intellectual property whenever possible. We rely upon a combination of patents, copyrights, trade secrets and trademark laws, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our proprietary rights.
We have developed a significant patent portfolio to protect elements of our proprietary technology. As of January 31, 2021, we had 25 issued patents and 31 patent applications pending in the U.S. Our issued patents are expected to expire between 2024 and 2037.
Our intellectual property encompasses a diverse mix of patents with respect to our proprietary systems and software. These patents relate to the following broad categories:
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power electronics, including the basic interaction of batteries with the power grid where such electronics convert direct current (DC) battery power to alternating current (AC) compatible grid power;

•
analytics and control, including use cases and decisions into the operation of an energy storage system and the coordination of providing economic or operational value to a customer; and

•
networked operations and grid services that involve the aggregation and operation of a group of energy storage systems to provide value to a utility or grid operator.

Our registered trademarks for goods and services include, “Stem,” “Powerscope,” “Athena” and “Energy Superintelligence.” The goods and services relating to these trademarks include, but are not limited to, energy optimization services, software as a service for energy optimization services and energy storage charge and discharge.
We continually review our development efforts to assess the existence and patentability of our intellectual property. We pursue the registration of our domain names and trademarks and service marks in the U.S. In an effort to protect our brand, as of January 31, 2021, we had four registered trademarks in the U.S.
We have no pending claims of infringement or similar claims with third parties with respect to our intellectual property.
Competition
The energy storage industry is highly competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, the decrease in battery costs, improving battery technology and shifting customer demands are causing the industry to evolve and expand. We believe that the principal competitive factors in the energy storage market include, but are not limited to:
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safety, reliability and quality;

•
product performance and uptime;

•
historical track record and references for customer satisfaction;

•
experience in utilizing the energy storage system for multiple stakeholders;

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technological innovation;

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comprehensive solution from a single provider;

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ease of integration; and

•
seamless hardware and software-enabled service offerings.

There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. Additionally, the transition to renewable energy sources and distributed energy infrastructure has increased the complexity and variability of end-customer electricity demand. This industry transformation has created an opportunity for an increased role for energy storage solutions like ours. We believe as one of the largest in this industry we have a significant head start against our competition in this rapidly evolving environment. We believe the global push for lower carbon emissions combined with vast technological improvements in lithium-ion battery-powered technologies will drive commercial and industrial customers, utilities, independent power producers and project developers to grow their use of and investment in energy storage systems.
Our key competitors include energy storage system OEMs, hardware integration providers, renewable project developers and engineering, procurement and construction firms. Our industry peers are typically focused on the development and marketing of single-purpose built solutions with captive hardware offerings, while our AI-powered platform is capable of delivering a multitude of software-enabled services operating an extensive and diverse network of energy storage systems across multiple geographies, utility and grid operator service areas.
We believe that one of the key advantages driving sustainable differentiation for our company includes the focus and capabilities built in our pioneering history in the BTM segment of the energy storage industry. This experience required an emphasis on AI-driven co-optimization of energy storage operations and the build out of significant operational infrastructure to execute economic considerations for enterprise customers, utilities and grid operators. We believe that the distributed asset management capability from this experience positions us well to compete in the evolving FTM segment of the energy storage industry as recent regulatory actions include the liberalization and formalization of rules for compensation of market participation for distributed energy resources. We believe the legacy single-purpose market for FTM solutions will be driven by greater demand for flexible solutions that can access multiple market opportunities. Our solutions have been designed to mitigate the challenges of today’s enterprise customers, independent power producers, utilities, renewable asset owners and the modern electrical grid at scale with continuous improvements to artificial intelligence optimization strategies informed by operational data from one of the industry’s largest network of digitally-connected energy storage systems.
We believe we are well-positioned to compete successfully in the market for energy storage hardware and software-enabled services. Despite our limited operating history, we are among the leaders in global distributed energy storage under management, supported by our Athena platform, compelling customer services, strategic partnerships and seasoned leadership team with a proven track record of success.
Government Regulation and Compliance
There are varying policy frameworks across the U.S. and abroad designed to support and accelerate customer adoption of clean and/or reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and/or electric tariffs.
Our AI-powered platform manages energy storage systems currently installed in California, Massachusetts, New York, Hawaii and Texas, each of which has its own enabling policy framework. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. These energy storage systems currently qualify for tax exemptions, incentives or other customer incentives in many states, including the states of California, Massachusetts and New York. These policy provisions are subject to change.
Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the U.S., governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.
Several states have an energy storage mandate or policies designed to encourage the adoption of storage. For example, California offers a cash rebate for storage installations through the Self Generation Incentive Program and Massachusetts and New York offer performance-based financial incentives for storage. Storage installations also are supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation. In February 2018, the FERC issued Order 841 directing regional transmission operators and independent system operators to remove barriers to the participation of storage in wholesale electricity markets and to establish rules to help ensure storage resources are compensated for the services they provide. An appeal of Order 841 filed by utility trade associations and other parties challenging the extent of FERC’s jurisdiction over storage resources connected to distribution systems (among other issues) is currently pending before the U.S. Court of Appeals for the D.C. Circuit. In September 2020, the FERC issued Order 2222 opening up the U.S. wholesale energy markets to aggregations of distributed energy resources like rooftop solar, BTM batteries and electric vehicles.
Energy storage systems require interconnection agreements from the applicable local electricity utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.
Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.
There are government regulations pertaining to battery safety, transportation of batteries and disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations to sell our batteries into the market.
The license and sale of our batteries and technology abroad is likely to be subject to export controls in the future.
Permits and Approvals
Each of our installations or customer installations must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate energy storage systems on our platform, we, our customers or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility.
Employees
We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Our employees typically have significant experience working in the software and energy space. As of December 12, 2020, we employed 143 full-time employees and no part-time employees, based primarily in our headquarters in Millbrae, California.

To date, we have not experienced any work stoppages and consider our employee relations to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.
Properties
Our corporate headquarters is located in Millbrae, California. This facility comprises approximately 17,770 square feet of space. Our current lease, entered into in March 2012, expires in May 2021.
Legal Proceedings
From time to time, we may become involved in additional legal proceedings arising in the ordinary course of our business. We have been and continue to be involved in legal proceedings that arise in the ordinary course of business, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

EXECUTIVE AND DIRECTOR COMPENSATION OF STEM
This section discusses the material components of the executive compensation program for Stem’s named executive officers who are identified in the 2020 Summary Compensation Table below. This discussion may contain forward-looking statements that are based on Stem’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Stem adopts following the completion of the merger may differ materially from the existing and currently planned programs summarized or referred to in this discussion. Stem is currently considered an “emerging growth” company within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, Stem is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosure regarding executive compensation for Stem’s last completed fiscal year. Further, Stem’s reporting obligations extend only to the “named executive officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers during the fiscal year ended December 31, 2020.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation paid to the principal executive officer and the next two most highly compensated executive officers of Stem during the fiscal years ended December 31, 2020 and December 31, 2019 (the “named executive officers,” or “NEOs”).
Name and principal position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John Carrington Chief Executive Officer	2020	$395,521	$6,739,716	$350,625	$—	$7,485,862
	2019	$375,000	$2,813,944	$350,625	$—	$3,539,569
Bill Bush Chief Financial Officer	2020	$350,000	$3,014,041	$150,000	$—	$3,514,041
	2019	$328,750	$1,556,864	$113,750	$—	$1,999,364
Larsh Johnson Chief Technical Officer	2020	$350,000	$617,400	$140,000	$88,876	$1,196,276
	2019	$328,750	$672,514	$113,750	$102,894	$1,217,908

(1)
The amount in this column reflects the amount of salary actually paid during fiscal years 2020 and 2019 to the named executive officers. See below for more details regarding the named executive officers’ salaries.

(2)
The amounts in this column represent the aggregate grant date fair value of option awards granted to the named executive officers in fiscal years 2020 and 2019 computed in accordance with FASB ASC Topic 718. See Note 15 of the notes to Stem’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

(3)
Messrs. Carrington, Bush and Johnson were each eligible to receive annual cash bonuses determined as a percentage of their respective base salaries based on the achievement of financial and operational metrics. Stem establishes annual performance goals for these metrics under an annual incentive plan.

(4)
The amount in this column represents a housing allowance provided to Mr. Johnson during 2020 and 2019.

Narrative Disclosure to the Summary Compensation Table
Principal Objectives of Stem’s Compensation Program for Named Executive Officers
Historically, Stem’s executive compensation program has reflected a corporate culture focused on growth and development. The following objectives have guided Stem’s decisions with respect to the compensation provided to its named executive officers: attract, retain and incent highly effective executives who share Stem’s values and philosophy; align the interests of our named executive officers with the interests of Stem’s stockholders; and reward Stem’s named executive officers for creating value for Stem’s stockholders in the long-term.
Elements of Compensation
The primary elements of compensation for Stem’s named executive officers are base salary, annual cash performance bonuses or commission payments, and awards of stock options under the long-term equity compensation plan. The named executive officers also participate in employee benefit plans and programs that Stem makes available to its other full-time employees on the same basis and receive certain additional benefits and perquisites, as described below.
Base Salary
Stem pays its named executive officers a base salary to compensate them for the satisfactory performance of services rendered to Stem. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions to Stem. Base salaries for Stem’s named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were initially established in each named executive officer’s employment offer letter agreement. The annual base salaries of Stem’s named executive officers for 2020 and 2019 are set forth in the summary compensation table above.
Annual Cash Performance Bonuses
Stem’s named executive officers have the opportunity to earn annual cash bonuses to compensate them for attaining annual company and individual performance goals. Each of these named executive officers has an annual target bonus that is expressed as a percentage of his annual base salary. Mr. Carrington is eligible to receive an annual bonus equal to 100% of his annual base salary, and Messrs. Bush and Johnson are eligible to receive an annual bonus equal to 50% of their respective annual base salaries.

Awards under Stem’s bonus plan for 2020 were based on the achievement of financial and operational performance metrics. The following table summarizes performance metrics, weighting per metric, the measurement of each metric, the target goal per metric, actual performance per metric and actual performance as a percentage of the target:
Metrics	Weight	Measurement	Target	Actual	Performance vs. Target
Bookings	30%	Total Bookings ($)	$119M	$137.7M	116%
		Total Bookings (MWh)	248 MWh	644.8 MWh	260%
Operations	25%	Installations (MWh)	190 MWh	411 MWh	216%
Cash EBITDA	30%	Net System Cash Flows (includes Drop Down, Pre-Drop Down funding, HW and Install Costs) + Customer Collections (SPV Distributions, Balance Sheet Asset Collections, SGIP, etc.) - OpEx - Revolver Repayments /Draws One-off unusual items removed from the calculation of	$(11M)	$(41.3M)	(376)%
Cash	15%	EBITDA at year end Year End Cash (not inclusive of any capital raises)	$4.0M	$6.9M	173%
The board of directors of Stem maintains ultimate discretion over all bonus payouts, and no awards are paid unless approved by the board. Bonus awards for 2020 are set forth in the summary compensation table above.
Long-Term Equity Compensation
Stem maintains the 2009 Plan pursuant to which the NEOs have received stock options to acquire shares of common stock of Stem. When determining the number of stock options granted to an NEO, Stem has considered such executive’s expertise, level of responsibilities, and contributions to the success of Stem. In addition to rewarding the NEOs based on the performance of Stem, these stock options have also served to retain the services of such executives since such stock options have been subject to time-based vesting conditions. The stock options granted to the NEOs have typically vested over a four-year period based on such executive’s continued employment or engagement by Stem. Other than stock options granted under the 2009 Plan, the NEOs have not received any other equity awards or equity-based compensation from Stem. Information regarding the stock options granted to the NEOs in prior years, including during fiscal year 2020, is set forth above in the “Summary Compensation Table” above and in the “Outstanding Equity Awards at 2020 Fiscal Year End” table below.
401(k), Health, Welfare and Additional Benefits
The NEOs are eligible to participate in employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, long-term care benefits, and short- and long-term disability and life insurance, to the same extent as Stem’s other full-time employees, subject to the terms and eligibility requirements of those plans. The NEOs have also participated in a 401(k) defined contribution plan, subject to limits imposed by the Internal Revenue Code, to the same extent as Stem’s other full-time employees. In addition, Mr. Johnson receives an annual housing allowance to facilitate his ability to secure housing closer to Stem’s headquarters in Millbrae, California.
Employment Arrangements
Stem has entered into employment offer letter agreements with each of its named executive officers. The key terms of these agreements are described immediately below.
John Carrington
Mr. Carrington and Stem entered into an employment offer letter agreement on December 3, 2013 (the “Carrington Agreement”), which provides that Mr. Carrington will serve as the Chief Executive Officer of Stem. The Carrington Agreement does not include a fixed term but instead provides for employment with Stem on an at-will basis. Mr. Carrington’s annual base salary was initially set at $325,000 under the Carrington Agreement and was subsequently increased to $375,000 for 2019 and $400,000 for 2020. The Carrington Agreement also provides that Mr. Carrington will be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and companywide performance metrics. During fiscal year 2020, Mr. Carrington had an opportunity to earn a cash bonus of $400,000 representing 100% of his annual base salary. In order to receive an annual bonus, Mr. Carrington must remain continuously employed by Stem through the end of applicable bonus period. Any bonus earned by Mr. Carrington is typically paid by the fifteenth day of the third month following the close of Stem’s fiscal year or March 15 following the calendar year in which the bonus is earned. Stem also reimburses Mr. Carrington for expenses incurred in the course and scope of his employment. In addition, Mr. Carrington is eligible to participate in the employee benefit plans of general applicability maintained by Stem for other senior-level executives.
Mr. Carrington also received stock options under the 2009 Plan consistent with the terms set forth in the Carrington Agreement.
As a condition of employment, Mr. Carrington also entered into the “At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement” with Stem (the “Restrictive Covenants Agreement”). This agreement includes a perpetual covenant prohibiting Mr. Carrington’s use and disclosure of confidential information. The agreement also provides for Mr. Carrington’s assignment of intellectual property to Stem. In addition, this agreement prohibits Mr. Carrington from soliciting employees of Stem during his service to Stem and for a period of twelve (12) months following his termination of service.
Mr. Carrington is also eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of Stem. Such payments and benefits are described under “Severance and Change in Control Arrangements” below.
Bill Bush
Mr. Bush and Stem entered into an employment offer letter agreement on October 13, 2016 (the “Bush Agreement”), which provides that Mr. Bush will serve as the Chief Financial Officer of Stem. The Bush Agreement does not include a fixed term but instead provides for employment with Stem on an at-will basis. Mr. Bush’s annual base salary was initially set at $325,000 under the Bush Agreement and has been subsequently increased to $350,000. The Bush Agreement also provides that Mr. Bush will be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and company-wide performance metrics. During fiscal year 2020, Mr. Bush had an opportunity to earn a cash bonus of up to $175,000 representing 50% of his annual base salary. Mr. Bush may receive all or a portion of such bonus depending on the level of performance with threshold achievement yielding 25% of his bonus, target achievement yielding 50% of his bonus and maximum achievement yielding 100% of his bonus. Any bonus earned by Mr. Bush is typically paid by the fifteenth day of the third month following the close of Stem’s fiscal year or March 15 following the calendar year in which the bonus is earned. Stem also reimburses Mr. Bush for expenses incurred in the course and scope of his employment. In addition, Mr. Bush is eligible to participate in the employee benefit plans of Stem.
Mr. Bush also received stock options under the 2009 Plan consistent with the terms set forth in the Bush Agreement.

As a condition of employment, Mr. Bush also entered into the Restrictive Covenants Agreement. This agreement includes a perpetual covenant prohibiting Mr. Bush’s use and disclosure of confidential information. The agreement also provides for Mr. Bush’s assignment of intellectual property to Stem. In addition, this agreement prohibits Mr. Bush from soliciting employees of Stem during his service to Stem and for a period of twelve (12) months following his termination of service.
Mr. Bush is also eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of Stem. Such payments and benefits are described under “Severance and Change in Control Arrangements” below.
Larsh Johnson
Mr. Johnson and Stem entered into an employment offer letter agreement on November 19, 2015 (the “Johnson Agreement”), which provides that Mr. Johnson will serve as the Chief Technical Officer of Stem. The Johnson Agreement does not include a fixed term but instead provides for employment with Stem on an at-will basis. Mr. Johnson’s annual base salary was initially set at $325,000 under the Johnson Agreement and has been subsequently increased to $350,000. The Johnson Agreement also provides that Mr. Johnson will be eligible to earn an annual cash bonus determined as a percentage of his annual base salary based on the achievement of individual and company-wide performance metrics. During fiscal year 2020, Mr. Johnson had an opportunity to earn a cash bonus of up to $175,000 representing 50% of his annual base salary. Mr. Johnson may receive all or a portion of such bonus depending on the level of performance with threshold achievement yielding 25% of his bonus, target achievement yielding 50% of his bonus and maximum achievement yielding 100% of his bonus. Any bonus earned by Mr. Johnson is typically paid no later than the fifteenth day of the third month following the close of Stem’s fiscal year or March 15 following the calendar year in which the bonus is earned. Stem also reimburses Mr. Johnson for expenses incurred in the course and scope of his employment. In addition, Mr. Johnson is eligible to participate in the employee benefit plans of Stem.
Mr. Johnson also received stock options under the 2009 Plan consistent with the terms set forth in the Johnson Agreement.
As a condition of employment, Mr. Johnson also entered into the Restrictive Covenants Agreement. This agreement includes a perpetual covenant prohibiting Mr. Johnson’s use and disclosure of confidential information. The agreement also provides for Mr. Johnson’s assignment of intellectual property to Stem. In addition, this agreement prohibits Mr. Johnson from soliciting employees of Stem during his service to Stem and for a period of twelve (12) months following his termination of service.
Mr. Johnson is also eligible to receive payments and benefits in connection with certain qualifying terminations of employment and a change in control of Stem. Such payments and benefits are described under “Severance and Change in Control Arrangements” below.
Severance and Change in Control Arrangements
Stem’s named executive officers are eligible to receive payments and benefits in connection with a qualifying termination of employment and/or in the event of a change in control transaction under their employment offer letter agreements. Through December 31, 2020, Stem’s named executive officers were also eligible to receive such payments and benefits pursuant to the Stem, Inc. Carve-Out Retention Bonus Plan, as amended (the “Carve-Out Plan”).
Carrington Agreement
Mr. Carrington is eligible to receive severance benefits in the event his status as a full-time employee or service provider is terminated by the Company without “Cause” or by Mr. Carrington for “Good Reason.” Specifically, he would receive (i) a lump sum payment equal to one (1) year of his annual base salary; (ii) reimbursements of any unreimbursed business expenses; (iii) a lump sum payment equal to a prorated bonus for the fiscal year in which his service to Stem is terminated; (iv) accelerated vesting of half of his outstanding equity awards; and (v) a lump sum payment for the cost of the premiums that Mr. Carrington would pay for continuation of his health coverage for a period of one (1) year following his termination of service.

The Carrington Agreement entitles Mr. Carrington to receive a cash bonus in connection with a “Change of Control” (as defined under the 2009 Plan). The merger will not constitute a Change of Control. In order to receive such a bonus, Mr. Carrington must continuously serve Stem as a full-time employee or service provider through the date of the Change of Control. Mr. Carrington is, however, eligible to receive such a bonus in the event his employment is terminated without Cause within either the three-month period prior to the execution of a letter of intent or term sheet providing for a Change of Control or during the period following the execution of a letter of intent or term sheet and ending on the closing of the Change of Control described therein. Such cash bonus would be equal to the lesser of (i) $3,000,000 of the total “Net Proceeds” (as defined in the Carrington Agreement) payable to the stockholders of Stem in connection with the Change of Control if the holders of Series A and Series B Preferred Stock receive $84,000,000 from the Net Proceeds or (ii) an amount equal to $3,000,000 multiplied by a percentage determined by dividing the amount received by the holders of Series A and Series B Preferred Stock from the Net Proceeds by $84,000,000. Mr. Carrington’s cash bonus would be reduced by all cash payments or other property that he received in connection with the Change of Control due to his equity holdings of Stem.
The Carrington Agreement provides for the vesting of half of Mr. Carrington’s outstanding equity awards in the event of a Change of Control. The Carrington Agreement further provides for full vesting of Mr. Carrington’s equity awards if his status as a full-time employee or service provider is terminated by Stem without Cause or by Mr. Carrington for “Good Reason” within twelve (12) months following a Change of Control.
Mr. Carrington’s receipt of severance payments and benefits under the Carrington Agreement would be subject to his continuing compliance with the terms of the Carrington Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that includes a general release of claims. The Carrington Agreement provides for an additional payment to Mr. Carrington to account for any excise tax payable under Sections 280G and 4999 of the Internal Revenue Code (including any associated taxes thereon).
The Carrington Agreement generally provides that “Cause” means that Mr. Carrington is terminated for one of the following reasons: (i) willful failure or willful refusal to comply in any material respect with the material terms of the Carrington Agreement or with any material lawful policies, standards or regulations of Stem; (ii) a violation of a federal or state law or regulation applicable to the business of Stem; (iii) conviction or plea of no contest to a felony under the laws of the United States or any State; (iv) fraud against Stem or its affiliates or material misappropriation of property belonging to Stem or its affiliates; (v) his willful failure to perform his duties as specifically directed in any reasonable and lawful written directive of the board of directors of Stem; or (vi) willful misconduct or gross negligence in connection with the performance or his duties, in each case of (i), (v), (vi) after the receipt of written notice from the board of directors of Stem and his failure to cure (if curable) within thirty (30) days of his receipt of the written notice, providing that Stem must provide him with at least thirty (30) days to cure.
The Carrington Agreement generally provides that “Good Reason” means any of the following taken without Mr. Carrington’s written consent: (i) failure or refusal by Stem to comply in any material respect with the material terms of the Carrington Agreement, (ii) a material diminution in his duties, position, title, reporting relationship, authority or responsibilities, (iii) a material reduction in his base salary or annual bonus target (unless the salary and/or annual bonus of all other executive officers is similarly reduced), (iv) Stem requiring him to be located at any office or location more than thirty-five (35) miles from Stem’s current headquarters in Millbrae, California, or (v) any refusal by any successor in interest to Stem to assume all of the obligations under the Carrington Agreement, subject to certain notice and cure provisions.
Bush Agreement
Mr. Bush is eligible to receive severance benefits in the event his status as a full-time employee or service provider is terminated by the Company without “Cause” or by Mr. Bush for “Good Reason.” In the event of such a termination of service, Mr. Bush would be eligible to receive a lump sum payment equivalent to nine (9) months of his annual base salary and reimbursement for any unreimbursed business expenses.
The Bush Agreement provides for the following payments and benefits in the event that Mr. Bush’s continuous status as a full-time employee or service provider is terminated within three (3) months prior to and six (6) months following a Change of Control (as defined in the 2009 Plan) either by Stem and/or any successor without Cause or by Mr. Bush for Good Reason: (i) a lump sum payment equivalent to nine (9) months’ worth of his annual base salary; (ii) a lump sum payment for the actual cost of the premiums that Mr. Bush would pay for continuation of his health and life insurance benefits for a period of nine (9) months; (iii) accelerated vesting of half of Mr. Bush’s outstanding equity awards; and (iv) reimbursement for any unreimbursed business expenses. The merger will not constitute a Change of Control.
Mr. Bush’s receipt of severance payments and benefits under the Bush Agreement would be subject to his continuing compliance with the terms of the Bush Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that includes a general release of claims.
The Bush Agreement generally provides that “Cause” means that Mr. Bush is terminated for one of the following reasons: (i) his repeated failure, in the reasonable judgment of the board of directors of Stem, to substantially perform his assigned duties or responsibilities as directed or assigned by the Chief Executive Officer of Stem (other than a failure resulting from his death or disability) after written notice thereof from the board of directors of Stem to him describing in reasonable detail his failure to perform such duties or responsibilities and his having had the opportunity to address the Company’s board of directors, with counsel (retained at his election and expense), regarding such alleged failures and his failure to remedy the same within thirty (30) days of receiving written notice, (ii) his engaging in knowing and intentional misconduct that was, is or is reasonably likely to be materially injurious to Stem or its affiliates, (iii) his violation of a federal or state law or regulation directly or indirectly applicable to the business of Stem or its affiliates, which violation was or is reasonably likely to be injurious to Stem or its affiliates, (iv) his material breach of the terms of any confidentiality agreement or invention assignment agreement between him and Stem (or any affiliate of Stem), or (v) his being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, Stem or its affiliates.
The Bush Agreement generally provides that “Good Reason” means (i) a material diminution of his authority, duties or responsibilities, it being understood that a reduction in his duties, responsibilities or authority following a Change of Control will not constitute Good Reason unless there also occurs a demotion in his title or position, (ii) a material diminution of his base salary, benefits, or other compensation, or (iii) a material change in the geographic location of his primary work facility or location; provided, that a relocation of less than fifty (50) miles from his then present location will not be considered a material change in geographic location, subject to certain notice and cure provisions.
Johnson Agreement
Mr. Johnson is eligible to receive severance benefits in the event his status as a full-time employee or service provider is terminated by the Company without “Cause” or by Mr. Johnson for “Good Reason.” In the event of such a termination of service, Mr. Johnson would be eligible to receive the following: (i) accelerated vesting of half of Mr. Johnson’s outstanding equity awards; (ii) a lump sum payment equivalent to nine (9) months of his annual base salary; and (iii) reimbursement for any unreimbursed business expenses.
The Johnson Agreement provides for the following payments and benefits in the event that Mr. Johnson’s continuous status as a full-time employee or service provider is terminated within three (3) months prior to and twelve (12) months following a Change of Control (as defined in the 2009 Plan) either by Stem and/or any successor without Cause or by Mr. Johnson for Good Reason: (i) a lump sum payment equivalent to nine (9) months’ worth of his annual base salary; (ii) a lump sum payment for the actual cost of the premiums that Mr. Johnson would pay for continuation of his health and life insurance benefits for a period of nine (9) months; (iii) accelerated vesting of 100% of Mr. Johnson’s outstanding equity awards; and (iv) reimbursement for any unreimbursed business expenses. The merger will not constitute a Change of Control.
Mr. Johnson’s receipt of severance payments and benefits under the Johnson Agreement would be subject to his continuing compliance with the terms of the Johnson Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that includes a general release of claims.

The Johnson Agreement generally provides that “Cause” means that Mr. Johnson is terminated for one of the following reasons: (i) his repeated failure, in the reasonable judgment of the board of directors of Stem, to substantially perform his assigned duties or responsibilities as directed or assigned by the Chief Executive Officer of Stem (other than a failure resulting from his death or disability) after written notice thereof from the board of directors of Stem to him describing in reasonable detail his failure to perform such duties or responsibilities and his having had the opportunity to address the Company’s board of directors, with counsel (retained at his election and expense), regarding such alleged failures and his failure to remedy the same within thirty (30) days of receiving written notice, (ii) his engaging in knowing and intentional misconduct that was, is or is reasonably likely to be materially injurious to Stem or its affiliates, (iii) his violation of a federal or state law or regulation directly or indirectly applicable to the business of Stem or its affiliates, which violation was or is reasonably likely to be injurious to Stem or its affiliates, (iv) his material breach of the terms of any confidentiality agreement or invention assignment agreement between him and Stem (or any affiliate of Stem), or (v) his being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, Stem or its affiliates.
The Johnson Agreement generally provides that “Good Reason” means (i) a material diminution of his authority, duties or responsibilities, it being understood that a reduction in his duties, responsibilities or authority following a Change of Control will not constitute Good Reason unless there also occurs a demotion in his title or position, (ii) a material diminution of his base salary, benefits, or other compensation, or (iii) a material change in the geographic location of his primary work facility or location; provided, that a relocation of less than fifty (50) miles from his then present location will not be considered a material change in geographic location, subject to certain notice and cure provisions.
Carve-Out Plan
Stem’s named executive officers participated in the Carve-Out Plan, which expired on December 31, 2020. Under the terms of the Carve-Out Plan, Stem would have established a bonus pool upon the consummation of a “Change of Control” (as defined in the Carve-Out Plan) with the size of such pool determined based on the net proceeds payable to equity holders of Stem pursuant to the terms of Stem’s organizational documents. The size of the bonus pool could have ranged between 7.5% of such net proceeds if such net proceeds did not exceed $264.4 million to 14% of such net proceeds if such net proceeds did exceed $479.4 million. The amount payable to each participant would have been based on the size of the bonus pool multiplied by each participant’s individual percentage (as set forth in such participant’s participation agreement).
A participant would have been eligible to receive a payment under the Carve-Out Plan if he or she had remained employed through the closing date of the Change of Control or experienced an “involuntary termination” prior to such closing date. Payment would have been subject to the participant’s execution of a release of claims. The amount paid to a participant would have been subject to an offset based on any consideration received by a participant as a holder of equity of Stem and the value of certain types of retention arrangements entered into with the acquiror. Prior to accounting for any reductions in the preceding sentence, Mr. Carrington would have been entitled to 50% of the bonus pool and Messrs. Bush and Johnson would each have been entitled to 11% of the bonus pool. The merger will not constitute a Change of Control under the Carve-Out Plan, and the Carve-Out Plan expired on December 31, 2020 since a Change of Control transaction agreement had not been entered into by December 31, 2020.
The Carve-Out Plan generally provided that “involuntary termination” meant (i) a termination of the participant’s employment by Stem, excluding a termination for “Cause” or due to death or disability or (ii) a termination of the participant’s employment for “Good Reason.”
“Cause” generally meant that the participant’s termination for one of the following reasons: (i) willful failure or willful refusal to comply in any material respect with the material terms of the participant’s offer letter or written employment agreement with Stem, as applicable, or with any material lawful policies, standards or regulations of Stem which were furnished to the participant, (ii) a violation of a federal or state law or regulation applicable to the business of Stem, (iii) conviction or plea of no contest to a felony under the laws of the United States or any State, (iv) fraud against Stem or its affiliates or material misappropriation of property belonging to Stem or its affiliates, (v) the participant’s willful failure to perform his or her duties as specifically directed in any reasonable and lawful written directive of Stem’s board of directors, or (vi) willful misconduct or gross negligence in connection with the performance of the participant’s duties, in each case of (i), (v), (vi) after the receipt of written notice from Stem’s board of directors and the participant’s failure to cure (if curable) within thirty (30) days of the participant’s receipt of the written notice, provided that Stem’s board of directors must have provided the participant with at least thirty (30) days to cure and if the participant had cured, Cause would not have existed under (i), (v), (vi), as applicable.
“Good Reason” generally meant the occurrence of one of the following events without the participant’s consent: (i) an involuntary material reduction in base salary and/or target annual bonus opportunity, (ii) a material diminution in title, authority, duties, or responsibilities relative to the participant’s title, authority, duties, or responsibilities in effect immediately prior to the reduction, (iii) a material change in the geographic location of the participant’s primary work location by more than fifty (50) miles from the participant’s then-present primary work location, or (iv) a material breach of the terms of the Carve-Out Plan by Stem. In order for the termination of a participant’s employment with Stem to have been for Good Reason, the participant must not have terminated employment without first providing written notice to Stem of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of the initial existence of the grounds for Good Reason and have allowed for a cure period of thirty (30) days following the date of written notice, in which the grounds must not have been cured during that time, and the participant must have terminated his or her employment within thirty (30) days following the cure period.
As part of the proposed merger, all participants in the Carve-Out Plan waived their rights under such plan, conditioned upon consummation of the merger.
Outstanding Equity Awards at 2020 Fiscal Year End
The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2020:
	Option Awards(1)
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
John Carrington	2/8/2015(2)	565,000	—	$0.21	2/8/2025
	2/8/2015(2)	4,335,993	—	$0.21	2/8/2025
	10/28/2015(3)	4,669,262	—	$0.27	10/28/2025
	10/22/2019(4)	3,945,834	1,465,596	$0.52	10/22/2029
	12/3/2020(5)	—	3,634,841	$1.47	12/2/2030
	12/3/2020(5)	950,000		$1.47	12/2/2030
Bill Bush	5/30/2017(6)	2,299,459	—	$0.36	5/30/2027
	10/22/2019(7)	970,124	360,333	$0.52	10/21/2029
	12/3/2020(8)	—	1,587,868	$1.47	12/2/2030
	12/3/2020(8)	462,500		$1.47	12/2/2030
Larsh Johnson	8/10/2016(9)	2,341,426	—	$0.36	8/10/2026
	10/22/2019(10)	943,029	350,268	$0.52	10/21/2029
	12/3/2020(11)	420,000		$1.47	12/2/2030

(1)
The stock options have been granted under the 2009 Plan. Other than certain stock options granted on December 3, 2020 and as otherwise noted below, these stock options generally vest over a four-year period with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to the named executive officer’s continued employment through the applicable vesting date.
(2)
Mr. Carrington was granted a stock option to acquire 565,000 shares on February 8, 2015. The grant vested over a three-year period and the vesting start date for this grant was January 1, 2015, meaning that this grant of stock options became fully vested and exercisable on December 31, 2017. Mr. Carrington was also granted a stock option to acquire 4,335,993 shares on February 8, 2015, which vested over a four-year period and the vesting start date for this grant was December 3, 2013, meaning that this grant of stock options became fully vested and exercisable on December 2, 2017.

(3)
Mr. Carrington was granted a stock option to acquire 4,669,262 shares on October 28, 2015. The vesting start date for this grant was October 28, 2015, meaning that this grant of stock options became fully vested and exercisable on October 27, 2019.

(4)
Mr. Carrington was granted a stock option to acquire 5,411,430 shares on October 22, 2019 with a vesting commencement date of January 18, 2018.

(5)
Mr. Carrington was granted a stock option to acquire 3,634,841 shares on December 3, 2020. The vesting commencement date for such stock option was December 3, 2020, and such stock option is scheduled to vest in equal, annual installments of 25% over a four-year period subject to his continued employment through each applicable vesting date. Mr. Carrington was also granted a stock option to acquire 950,000 shares on December 3, 2020 which are fully vested.

(6)
Mr. Bush was granted a stock option to acquire 2,299,459 shares on May 30, 2017 with a vesting commencement date of November 7, 2016.

(7)
Mr. Bush was granted a stock option to acquire 1,330,457 shares on October 22, 2019 with a vesting commencement date of January 18, 2018.

(8)
Mr. Bush was granted a stock option to acquire 1,587,868 shares on December 3, 2020. The vesting commencement date for such stock option was December 3, 2020, and such stock option is scheduled to vest in equal, annual installments of 25% over a four-year period subject to his continued employment through each applicable vesting date. Mr. Bush was also granted a stock option to acquire 462,500 shares on December 3, 2020 which are fully vested.

(9)
Mr. Johnson was granted a stock option to acquire 2,341,426 shares on August 10, 2016 with a vesting commencement date of January 11, 2016.

(10)
Mr. Johnson was granted a stock option to acquire 1,293,297 shares on October 22, 2019 with a vesting commencement date of January 18, 2018.

(11)
Mr. Johnson was also granted a stock option to acquire 420,000 shares on December 3, 2020 which are fully vested.

Stem, Inc. 2009 Equity Incentive Plan
Stem maintains the 2009 Plan, which originally became effective in March 2009 and was amended on February 17, 2015. The 2009 Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company’s business. The 2009 Plan allows for the grant of stock options (both incentive stock options and “non-qualified” stock options), stock appreciation rights, restricted stock and restricted stock units. Following the adoption of the Incentive Plan, no further grants of awards will be made under the 2009 Plan.
The following description of the 2009 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2009 Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2009 Plan in its entirety.
Administration
The 2009 Plan is administered by the board of directors, or a committee of the board, as contemplated by the 2009 Plan. The board or committee has broad authority, subject to the provisions of the 2009 Plan, to administer and interpret the 2009 Plan. All decisions and actions of the administrator will be final.

Stock Subject to 2009 Plan
As described below, upon effectiveness of the Incentive Plan, no new grants of awards will be made under the 2009 Plan.
As of December 31, 2020, the aggregate number of shares of common stock that may be issued pursuant to the settlement or exercise, as applicable, of outstanding awards granted under the 2009 Plan was 51,379,939. As of the end of fiscal year 2020, the named executive officers only held stock options granted under the 2009 Plan.
Stock Options
All stock options granted under the 2009 Plan are evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not exceed ten (10) years, and other terms and conditions. Subject to the express provisions of the 2009 Plan, options generally may be exercised over such period, in installments or otherwise, as the administrator may determine. The exercise price for any stock option granted generally may not be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash, check; promissory note (if permissible under applicable law), other shares, consideration received by Stem under a cashless exercise program (whether through a broker or otherwise) implemented by Stem in connection with the 2009 Plan, by net exercise, or such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws, or any combination of the foregoing methods of payment.
Transferability
Options generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent or distribution, and each option may be exercised only by the participant during his or her lifetime or by the participant’s estate or by a person who acquires the right to exercise the option following the death of the participant.
Amendment and Termination
The board of directors has the right to amend, alter, suspend or terminate the 2009 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2009 Plan will be made that would impair the rights of the holder, unless mutually agreed otherwise between the administrator and the participant in writing. The 2009 Plan has been adopted by the board of directors and the stockholders of Stem and will automatically terminate, unless earlier terminated by the board of directors, ten (10) years after approval by the board of directors.
2020 Equity Incentive Plan
For information regarding a proposed plan governing post-closing equity compensation for employees, officers and directors of New Stem, see “Proposal No. 10 — The Incentive Plan Proposal.”
Actions Taken in 2020
Stem and STPK took certain actions during 2020 impacting the compensatory arrangements of the named executive officers of Stem.
Change in Control Acknowledgement Letters
In connection with the merger, each of the named executive officers of Stem entered into a letter agreement with Stem clarifying the impact of the merger on their rights and obligations under their employment offer letter agreements, participation agreements under the Carve-Out Plan and their stock options under the 2009 Plan (the “Change in Control Acknowledgement Letters”). These letters provide that neither the execution of the merger agreement nor the consummation of the merger will be deemed to constitute a change in control for purposes of their employment offer letter agreements, the Carve-Out Plan or their participation agreements under the Carve-Out Plan. As a result, none of the named executive officers will be eligible to receive any change in control bonus or enhanced severance payments or benefits payable in connection with a change in control under their employment offer letter agreements or pursuant to the Carve-Out Plan. Each Change in Control Acknowledgement Letter further provides that the named executive officer’s employment offer letter agreement will be superseded, and of no further force or effect, upon the effectiveness of any new employment agreement entered into by such named executive officer with Stem (or its successor) in connection with the merger. In addition, each named executive officer agreed to not exercise any stock options granted under the 2009 Plan during the period commencing as of the date of the merger agreement and ending on the earlier of the consummation of the merger and the termination of the merger agreement prior to the consummation of the merger.
New Executive Agreements
In connection with the merger, each of the named executive officers of Stem has agreed to enter into an employment agreement with STPK. Such agreement is referred to herein as the “New Executive Agreement,” and the material terms of this agreement are summarized below.
The New Executive Agreement will become effective upon the consummation of the merger and provides for an initial three (3) year term. It further provides for automatic renewals for an additional one-year period unless New Stem or the named executive officer provides written notice of non-renewal at least sixty (60) days prior to the end of the then-current term.
The New Executive Agreement sets forth the position in which the named executive officer will serve with Mr. Carrington serving as the Chief Executive Officer of New Stem, Mr. Bush serving as the Chief Financial Officer of New Stem and Mr. Johnson serving as the Chief Technology Officer of New Stem. The agreement also sets forth each named executive officer’s annual base salary with Messrs. Carrington, Bush and Johnson entitled to receive $515,000 per year, $350,000 per year, and $350,000 per year, respectively. With respect to annual cash bonuses, each named executive officer will be eligible to receive an annual cash bonus determined as a percentage of his annual base salary. The target percentages for Messrs. Carrington, Bush and Johnson are 110%, 75% and 65%, respectively.
The New Executive Agreement further provides that each named executive officer is eligible to participate in the 2020 Incentive Plan, or the “Incentive Plan,” and that each named executive officer will receive a “Closing Grant” of time-based restricted stock units under the Incentive Plan with Messrs. Carrington, Bush and Johnson eligible to receive one million restricted stock units, 65,000 restricted stock units and 65,000 restricted stock units, respectively. In addition, Mr. Carrington will be eligible to receive a number of restricted stock units with a grant date fair value equal to approximately $2 million in each of 2021, 2022 and 2023. Messrs. Bush and Johnson will be eligible to receive a number of restricted stock units in 2021 with a grant date fair value equal to approximately $800,000, in the case of Mr. Bush, and $700,000, in the case of Mr. Johnson. For information regarding a proposed plan governing these grants of awards, see “Proposal No. 10 — The Incentive Plan Proposal.”
Under the New Executive Agreement, each named executive officer will be eligible to participate in all benefit plans and programs of New Stem available to similarly situated executives of New Stem, subject to the terms and conditions of such plans and programs as in effect from time to time.
Under the New Executive Agreement, each of the named executive officers will be eligible to receive severance payments and benefits in connection with certain qualifying terminations of employment, as well as enhanced severance payments and benefits if such qualifying terminations of employment occur in connection with a “Change in Control” (as defined in the Incentive Plan). The “Change in Control Period” in the New Executive Agreement commences three (3) months prior to the occurrence of the Change in Control and ends twelve (12) months following the Change in Control.
Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, outside of the Change in Control Period, each named executive officer would be eligible to receive: (i) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (ii) an amount equal to twelve (12) months (in the case of Mr. Carrington) or nine (9) months (in the case of Messrs. Bush and Johnson) of his annual base salary in effect immediately prior to termination (the “Non-CIC Cash Severance”); (iii) payment of a pro-rata bonus for the year of termination based on actual performance; (iv) accelerated vesting of the portion of the Closing Grant that would have otherwise vested within twelve (12) months (in the case of Mr. Carrington) or six (6) months (in the case of Messrs. Bush and Johnson) following the date of termination assuming employment had continued through such date (the “Non-CIC Equity Acceleration”); and (v) payment or reimbursement for the premiums that the named executive officer would be required to pay to maintain continued health coverage under COBRA for a period of up to twelve (12) months (in the case of Mr. Carrington) or nine (9) months (in the case of Messrs. Bush and Johnson) following the date of termination (the “Non-CIC COBRA Benefit”). Receipt of such payments and benefits would be subject to the named executive officer’s execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in the New Executive Agreement.
Upon a termination without Cause (other than a termination due to death or disability) or resignation for Good Reason, in each case, during the Change in Control Period, each named executive officer would be eligible to receive: (i) cash payment equal to two (2) times (in the case of Mr. Carrington) or (1) times (in the case of Messrs. Bush and Johnson) of the sum of the named executive officer’s annual base salary plus target bonus (the “CIC Cash Severance”); (ii) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (iii) payment of a pro-rata bonus for the year of termination based on actual performance; (iv) full vesting of the Closing Grant (the “CIC Equity Acceleration”); and (v) payment or reimbursement for the premium that the named executive officer would be required to pay to maintain continued health coverage under COBRA for a period of up to eighteen (18) months (in the case of Mr. Carrington) or twelve (12) months (in the case of Messrs. Bush and Johnson) following the date of termination (the “CIC COBRA Benefit”). Receipt of such payments and benefits would be subject to the named executive officer’s execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in the New Executive Agreement.
Under the New Executive Agreement, the named executive officer has an obligation not to compete with New Stem or any of its affiliates or solicit New Stem’s or its affiliates’ employees, customers, vendors or suppliers, in each case, in a defined market area during employment and, in the case of non-solicitation of employees only, for twelve (12) months following a termination of employment. In addition, the New Executive Agreement also includes customary confidentiality, intellectual property, cooperation and non-disparagement covenants.
The form of the New Executive Agreement is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form of the New Executive Agreement in its entirety.
Director Compensation
Individuals who served as directors of Stem during fiscal year 2020 did not receive compensation for their service as directors.
The board of directors of New Stem expects to approve a non-employee director compensation program on the terms described herein in connection with the merger and the offering described in this proxy statement/consent solicitation statement/prospectus.

Under the non-employee director compensation program, each of the non-employee directors is expected to be eligible to receive annual cash retainers for their service on the board of directors of New Stem and the committees of such board. The expected cash retainers are set forth in the table immediately below. In addition, New Stem will reimburse non-employee directors for reasonable travel expenses incurred by them in connection with attendance at meetings of the board of directors of New Stem, in accordance with New Stem’s expense reimbursement policy as in effect from time to time.
Position	Cash Retainer ($)
Board Member	$36,000
Audit Committee Member	$10,000
Audit Committee Chair	$20,000
Compensation Committee Member	$6,000
Compensation Committee Chair	$12,000
Nominating, Governance and ESG Committee Member	$4,000
Nominating, Governance and ESG Committee Chair	$8,000
Non-employee directors are also expected to be granted an annual award of restricted stock units valued at $140,000, which award is expected to vest on the one-year anniversary of the date of grant, subject to the director’s continuous service.
Under the Incentive Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on the board of directors of New Stem having a value that, together with cash fees paid to such individual for service on the board of directors of New Stem, exceed $600,000.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF STEM
The following table sets forth the selected historical financial information of Stem. The selected historical financial information is derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019, each of which is included elsewhere in this proxy statement/consent solicitation statement/prospectus. Such financial information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.
In Stem management’s opinion, the audited consolidated financial statements include all adjustments necessary to state fairly Stem’s results of operations for the year ended December 31, 2020 and 2019. Stem’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the section entitled “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Stem’s financial statements and the related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.
	Years Ended December 31,
	2020	2019
Consolidated Statement of Operations Data:	(in thousands, except share and per share data)
Total revenue	$36,307	$17,552
Total costs and expenses	(85,694)	(65,402)
Loss from operations	(49,387)	(47,850)
Other income/(expense), net:
Interest expense	(20,806)	(12,548)
Change in fair value of warrants and embedded derivative	(84,455)	1,493
Other expenses, net	(1,471)	(503)
Loss before income taxes	(156,119)	(59,408)
Income tax expense	(5)	(6)
Net loss	$(156,124)	$(59,414)
Less: Deemed dividend to preferred stockholders	(9,484)	(5,353)
Net loss attributable to common stockholders	$(165,608)	$(64,767)
Net loss per share	$(17.48)	$(6.05)
	December 31,
	2020	2019
Balance Sheets Data (end of period):	(in thousands)
Total assets	$205,850	$188,047
Total long-term debt and financing obligations	193,927	151,401

STEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with “Summary Historical Consolidated Financial Information of Stem,” and Stem’s audited consolidated financial statements and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this proxy statement/consent solicitation statement/prospectus, including information with respect to Stem’s plans and strategy for Stem’s business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors,” Stem’s actual results could differ materially from the results described in or implied by the forward- looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted “we,” “us,” “our” and the “Company” refer to Stem and its consolidated subsidiaries.
Overview
Our mission is to build and operate the largest, digitally connected, intelligent energy storage network for our customers. In order to fulfill our mission, (i) we provide our customers, which include commercial and industrial (“C&I”) enterprises as well as independent power producers, renewable project developers, utilities and grid operators, with an energy storage system, sourced from leading, global battery original equipment manufacturers (“OEMs”), that we deliver through our partners, including solar project developers and engineering, procurement and construction firms and (ii) through our Athena artificial we provide our customers, through our Athena artificial intelligence (“AI”) platform (“Athena”) with on-going software-enabled services to operate the energy storage systems for 10 to 20 years. In addition, in all the markets where we operate our customers’ systems, we have agreements to manage the energy storage systems utilizing the Athena platform to participate in energy markets and to share the revenue from such market participation.
We operate in two key markets within the energy storage landscape: Behind-the-Meter (“BTM”) and Front-of-the-Meter (“FTM”). An energy storage system’s position in relation to a customer’s electric meter determines whether it is designated a BTM or FTM System. BTM energy storage systems provide power that can be used on-site without interacting with the electric grid and passing through an electric meter. Our BTM energy storage systems reduce C&I customer energy bills and help our customers facilitate the achievement of their corporate environmental, social and corporate governance (“ESG”) objectives. FTM, grid-connected energy storage systems provide power to off-site locations and must pass through an electric meter prior to reaching an end-user. Our FTM energy storage systems decrease risk for project developers, lead asset professionals, independent power producers and investors by adapting to dynamic energy market conditions in connection with the deployment of electricity and improving the value of energy storage over the course of their FTM System’s lifetime.
Since our inception in 2009, we have engaged in developing and marketing Athena’s software enabled services, raising capital and recruiting personnel. We have incurred net operating losses and negative cash flows from operations each year since our inception. We have financed our operations primarily through the issuance of convertible preferred stock, debt financing and cash flows from customers.
Our total revenue grew from $17.6 million for the year ended December 31, 2019 to $36.3 million for the year ended December 31, 2020. For the years ended December 31, 2020 and 2019, we incurred net losses of $156.1 million and $59.4 million, respectively. As of December 31, 2020 and 2019, we had an accumulated deficit of $407.8 million and $259.1 million, respectively. Following the merger, we expect that our sales and marketing, research and development, regulatory and other expenses will continue to increase as we expand our marketing efforts to increase sales of our solutions, expand existing relationships with our customers, obtain regulatory clearances or approvals for future product enhancements. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with scaling our business operations as well as being a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses.

As a result, we will require substantial additional funding for expenses related to our operating activities, including selling, general and administrative expenses, as well as research and development. See “— Liquidity and Capital Resources.”
Key Factors and Trends Affecting our Business
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors.”
Decline in Lithium-Ion Battery Costs
Our revenue growth is directly tied to the continued adoption of energy storage systems by our customers. The cost of lithium-ion energy storage hardware has declined significantly in the last decade and has resulted in a large addressable market today. The market for energy storage is rapidly evolving, and while we believe costs will continue to decline, there is no guarantee. If costs do not continue to decline, this could adversely affect our ability to increase our revenue or grow our business.
Increasing Deployment of Renewables
Deployment of renewable energy resources has accelerated over the last decade, and today, wind and solar have become a low-cost fuel source. We expect the cost of generating renewable energy to continue to decline and deployments of energy storage systems to increase. As renewable energy sources of energy production represent a large proportion of energy generation, grid instability rises due to their intermittency, which can be addressed by energy storage solutions.
Competition
We are currently a market leader in terms of capacity of energy storage under management. We intend to expand our market share over time by leveraging the network effect of Athena’s AI infrastructure. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competitors include other types of software providers and some hardware manufacturers that offer software solutions. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.
Government Regulation and Compliance
Although we are not regulated as a utility, the market for our product and services is heavily influenced by federal, state and local government statutes and regulations concerning electricity. These statutes and regulations affect electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States and internationally, governments continuously modify these statutes and regulations and acting through state utility or public service commissions, regularly change and adopt different rates for commercial customers. These changes can positively or negatively affect our ability to deliver cost savings to customers.
Impact of COVID-19
In December 2019, COVID-19 was first reported to the World Health Organization (“WHO”), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and installation of energy storage systems worldwide.

As a result of the COVID-19 pandemic, we modified our business practices (including restricting employee travel, recommending that all non-essential personnel work from home and cancelled or reduced physical participation in sales activities, meetings, events and conferences), and implemented additional safety protocols for essential workers. We may take additional actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners.
The COVID-19 pandemic has had an adverse effect on the global economy, but the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, we cannot predict whether the pandemic will adversely affect demand for our services, lengthen our sales cycles or installation timelines, adversely affect collections of accounts receivable, reduce or delay spending by new customers, cause customers to go out of business or limit the ability of our direct sales force to travel to existing or potential customers, all of which could adversely affect our business, financial condition and results of operations.
Non-GAAP Financial Measures
Adjusted EBITDA
We believe that Adjusted EBITDA is useful for investors to use in comparing our financial performance with the performance of other companies for the following reasons:
•
Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and interest expense, that can vary substantially from company to company depending upon their financing and capital structures, and the method by which assets were acquired; and

•
Adjusted EBITDA provides consistency and comparability with our past financial performance, and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:
•
Although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•
Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us;

•
and the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.

Because of these limitations, Adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.
We calculate Adjusted EBITDA as net loss before net interest expense, income tax provision and depreciation and amortization, including amortization of internally developed software, further adjusted to exclude stock-based compensation and other income and expense items, including the change in fair value of warrants and embedded derivatives.

The following table provides a reconciliation of net loss to Adjusted EBITDA:
	Years Ended December 31,
	2020	2019
	(in thousands)
Net loss	$(156,124)	$(59,414)
Adjusted to exclude the following:
Depreciation and amortization	17,736	13,889
Interest expense	20,806	12,548
Stock-based compensation	4,542	1,531
Change in fair value of warrants and embedded derivative	84,455	(1,493)
Provision for income taxes	5	6
Adjusted EBITDA	$(28,580)	$(32,933)
Key Operating Metrics
	Years Ended December 31,
	2020	2019
	(in thousands)
Bookings	$137,654	$87,634
Revenue	$36,307	$17,552
Net loss	$(156,124)	$(59,414)
Adjusted EBITDA	$(28,580)	$(32,933)
Bookings
Due to the long-term nature of our contracts, bookings are a key operating metric that allow us to understand the growth of our Company and our estimated future revenue related to customer contracts for our energy optimization services and transfer of energy storage systems. Bookings represent the accumulated value at a point in time of contracts that have been executed under both our host customer and partnership sales models.
For host customer sales, bookings represent the expected consideration from energy optimization services contracts, including estimated incentive payments that are earned by the host customer from utility companies in relation to the services provided by us and assigned by the host customer to us. For host customer sales, there are no differences between bookings and remaining performance obligations at any point in time.
For partnership sales, bookings are the sum of the expected consideration to be received from the transfer of hardware and energy optimization services (excluding any potential revenues from market participation). For partnership sales, even though we have secured an executed contract with estimated timing of project delivery and installation from the customer, we do not consider it a contract in accordance with ASC 606 or a remaining performance obligation until the customer has placed a binding purchase order. A signed customer contract is considered a booking as this indicates the customer has agreed to place a purchase order in the foreseeable future, which typically occurs within three (3) months of contract execution. However, executed customer contracts, without binding purchase orders, are cancellable without penalty by either party.
For partnership sales, once a purchase order has been executed, the booking is considered to be a contract in accordance with ASC 606, and therefore, gives rise to a remaining performance obligation as we have an obligation to transfer hardware and energy optimization services in our partnership agreements. We also have the contractual right to receive consideration for our performance obligations.
The accounting policy and timing of revenue recognition for host customer contracts and partnership arrangements that qualify as contracts with customers under ASC 606, are described within Note 3 of the notes to our consolidated financial statements and our consolidated financial statements, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus.
Adjusted EBITDA
We calculate Adjusted EBITDA as net loss before net interest expense, income tax provision and depreciation and amortization, including amortization of internally developed software, further adjusted to exclude stock-based compensation and other income and expense items, including the change in fair value of warrants and embedded derivatives. See description of Adjusted EBITDA in Non-GAAP Financial Measures above.
Components of Our Results of Operations
Revenue
We generate service revenue and hardware revenue. Service revenue is generated through arrangements with host customers to provide energy optimization services using our proprietary cloud-based software platform coupled with a dedicated energy storage system owned and controlled by us throughout the term of the contract. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract and in some arrangements, an installation and/or upfront fee component. We may also receive incentives from utility companies in relation to the sale of our services.
We generate hardware revenue through partnership arrangements consisting of promises to sell an energy storage system to a solar plus storage project developer. We separately generate services revenue through partnership arrangements by providing energy optimization services after the developer completes the installation of the project.
Cost of Revenue
Cost of hardware revenue includes the cost of the hardware, which generally includes the cost of the hardware purchased from a manufacturer, shipping, delivery and other costs required to fulfill our obligation to deliver the energy storage system to the customer location. Cost of revenue may also include any impairment of energy storage systems held in our inventory for sale to our customer. Cost of hardware revenue related to the sale of energy storage systems is recognized when the delivery of the product is completed.
Cost of service revenue includes depreciation of the cost of energy storage systems we own under long-term customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of revenue may also include any impairment of inventory and energy storage systems, along with system maintenance costs associated with the ongoing services provided to customers. Costs of revenue are recognized as energy optimization and other supporting services are provided to our customers throughout the term of the contract.
Gross Margin
Our gross margin fluctuates significantly from quarter to quarter. Gross margin, calculated as revenue less costs of revenue, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our customer base. We hope to increase both our gross margin in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.
Operating Expenses
Sales and Marketing
Sales and marketing expense consists of payroll and other personnel related costs, including salaries, stock-based compensation, employee benefits, and travel for our sales & marketing department. In addition, sales and marketing expense includes trade show costs, amortization of intangibles and others. We expect to increase selling and marketing expense to support the overall growth in our business.
Research and development
Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software and technologies, including salaries, bonus and stock-based compensation expense, project material costs, services and depreciation. We expect research and development expense to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.
General and Administrative Expense
General and administrative expense consists of payroll and other personnel related costs, including salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expense includes fees for professional services and occupancy costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.
Other Income (Expense), Net
Interest Expense
Interest expense consists primarily of interest on our outstanding borrowings under our outstanding notes payable, convertible promissory notes, and financing obligations and accretion on our asset retirement obligations.
Change in Fair Value of Warrants and Embedded Derivatives
Change in fair value of warrants and embedded derivatives is related to the revaluation of our outstanding convertible preferred stock warrant liabilities and embedded derivatives related to the redemption features associated with our convertible notes at each reporting date.
Other Expenses, Net
Other expenses, net consists primarily of income from equity investments and foreign exchange gain or losses.

Results of Operations for the Years Ended December 31, 2020 and 2019
	Years Ended December 31,		$ Change	% Change
	2020	2019
	(In thousands, except percentage)
Service revenue	$15,645	$13,482	$2,163	16%
Hardware revenue	20,662	4,070	16,592	408
Total revenue	36,307	17,552	18,755	107
Cost of service revenue	21,187	16,958	4,229	25
Cost of hardware revenue	19,032	3,854	15,178	394
Total cost of revenue	40,219	20,812	19,407	93
Gross margin	(3,912)	(3,260)	(652)	20
Operating expenses:
Sales and marketing	14,829	17,462	(2,633)	(15)
Research and development	15,941	14,703	1,238	8
General and administrative	14,705	12,425	2,280	18
Total operating expenses	45,475	44,590	885	2
Loss from operations	(49,387)	(47,850)	(1,537)	3
Other income (expense), net:
Interest expense	(20,806)	(12,548)	(8,258)	66
Change in fair value of warrants and embedded derivative	(84,455)	1,493	(85,948)	(5,757)
Other expenses, net	(1,471)	(503)	(968)	192
Total other income (expense)	(106,732)	(11,558)	(95,174)	823
Loss before income taxes	(156,119)	(59,408)	(96,711)	163
Income tax expense	(5)	(6)	1	(17)
Net loss	$(156,124)	$(59,414)	$(96,710)	163%

(1)
Includes stock-based compensation as follows:

	Years Ended December 31,
	2020	2019
	(In thousands)
Sales and marketing	$396	$364
Research and development	1,211	901
General and administrative	2,935	266
Total stock-based compensation expense	$4,542	$1,531
Revenue
Revenue increased $18.8 million, or 107%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase is primarily driven by a $16.6 million increase in hardware revenue as our standalone systems related to partnership agreements continue to grow accompanied by an increase in the average price charged per system. Service revenue increased by $2.2 million primarily due to continued growth in host customer arrangements.

Cost of Revenue
Cost of revenue increased $19.4 million, or 93%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase is primarily driven by an increase in cost of hardware sales of $15.2 million in line with the increase in hardware revenue and an increase of $4.2 million in cost of service revenue associated with growth of host customer arrangements. The increase in cost of service revenue was driven by a $4.2 million increase in depreciation of energy storage systems, a $1.0 million increase in amortization of internally developed software and a $1.1 million increase in impairment charges related to decommissioning and impairment of energy storage systems used to provide our services. These increases were partially offset by a $1.7 million decrease in impairment charges related to our inventory.
Operating Expenses
Sales and Marketing
Sales and marketing expense decreased by $2.6 million, or 15%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily a result of a decrease in personnel related costs of $2.3 million as a result of turnover in the period and a decrease of $0.4 million in travel-related costs due to COVID-19. COVID-19 significantly reduced travel during the year ended December 31, 2020, but marketing activity shifted towards on-line platforms including webinars and related events and we did not ultimately see a decrease in leads, customer proposals or the execution of contracts with customers.
Research and Development
Research and development expense increased by $1.2 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of an increase in personnel related costs because of increased headcount to support the growth in our operations.
General and Administrative
General and administrative expense increased by $2.3 million, or 18%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, driven primarily by a $2.7 million increase in stock-based compensation as a result of additional options to purchase our common stock granted to certain executives and key employees, a $1.1 million increase in personnel related costs related to new hires in the period to support our continued growth and a $0.8 million increase in depreciation expense. These increases were partially offset by a $2.3 million decrease primarily related to legal expenses incurred related to an ongoing lawsuit with two former stockholders which was settled in 2019.
Other Income (Expense), Net
Interest Expense
Interest expense increased by $8.3 million, or 66%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of an increase of interest expense of $5.7 million related to the issuance of convertible notes during the second half of 2019 and January 2020. The increase was also driven by an increase in interest expense of $1.9 million related to the $25.0 million term loan entered into in May 2020, a $1.6 million decrease in interest capitalized in the period and an increase of interest expense of $1.1 million on financing obligations associated with funding received in relation to new installations of energy storage systems. These increases were partially offset by a decrease of $2.1 million of interest expense on term loans to SPE members as a result of repayment in the period.
Change in Fair Value of Warrants and Embedded Derivative
Change in fair value of warrants and embedded derivative increased by a net $85.9 million, or (5,757)%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, as a result of subsequent remeasurement of warrant liabilities and embedded derivatives related to convertible promissory notes issued in June and July 2019, January 2020 and October through December 2020. The increase is primarily driven by increased fair value of the warrants as a result of increases in fair value of the underlying stock.

Other Expenses, Net
Other expenses increased by $1.0 million, or 192%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily driven by foreign exchange losses realized in the period related to operations in Canada.
Liquidity and Capital Resources
Sources of liquidity
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations at all times we must have sufficient highly liquid assets and be able to move funds on a timely basis.
As of December 31, 2020, our principal sources of liquidity were our cash and cash equivalents totaling $6.9 million. We had an accumulated deficit of $407.8 million and net current liabilities of $141.2 million, with $116.2 million of debt financing coming due within the next twelve (12) months. During the year ended December 31, 2020, we incurred a net loss of $156.1 million and had negative cash flows from operating activities of $33.7 million. As a result of these conditions, there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
Our business prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the early stages of commercial operations. To date, we have financed our operations primarily through equity financings, convertible promissory notes and borrowings from affiliates. The attainment of profitable operations is dependent upon future events, including obtaining adequate financing to complete our development activities, obtaining adequate supplier relationships, building our customer base, successfully executing our business and marketing strategy and hiring appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives.
On December 4, 2020, STPK announced a public investment in private equity (“PIPE”) subscription agreement which is expected to raise $225 million of additional capital concurrently with the merger. This capital will not only contribute to our long-term growth goals but will also provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next twelve (12) months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth and results of operations.
Our long-term liquidity requirements are primarily linked to the continued extension of the Athena platform and the use of our balance sheet to improve the terms and conditions associated with the purchase of energy storage systems from our hardware vendors. While we have plans to potentially expand our geographical footprint beyond our current partnerships and enter into joint ventures, those are not required initiatives to achieve our plan.
With the successful conclusion of the merger and the $225 million PIPE Investment, we believe we will have sufficient capital to execute our plan. Immediately prior to the completion of the merger, the convertible notes and warrants will convert into our Series D’ preferred stock and at the conclusion of the merger we expect to extinguish all existing current and noncurrent debt. We do not believe those plans will be materially adversely affected should we experience minor to moderate redemptions from STPK stockholders. Were we to experience significant redemptions in an amount approximately greater than 75% of the outstanding shares of Class A Common Stock, it is possible that we may change our business plan, for example by slowing the extension of the Athena platform and supply chain improvements, but we would not expect this to have a material effect on our business prospects.
In addition to the foregoing, based on our current assessment, we do not expect any material adverse effect on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations. The extent to which the COVID-19 pandemic will affect our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the COVID-19 pandemic and the perceived effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the potential economic impact brought by COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital in the future. In addition, a recession or long-term market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.
Financing Obligations
We have entered into arrangements wherein we finance the cost of energy storage systems via special purpose entities (“SPE”) we establish with outside investors. These SPEs are not consolidated into our financial statements, but are accounted for as equity method investments. Through the SPEs, the investors provide us upfront payments. Under these arrangements, the payment by the SPE to us is accounted for as a borrowing by recording the proceeds received as a financing obligation. The financing obligation is repaid with the future customer payments and incentives received. A portion of the amounts paid to the SPE is allocated to interest expense using the effective interest rate method.
Furthermore, we continue to account for the revenues from customer arrangements and incentives and all associated costs despite such systems being legally sold to the SPEs due to our significant continuing involvement in the operations of the energy storage systems.
The total financing obligation as of December 31, 2020 and December 31, 2019 was $88.0 million, and $81.0 million, respectively, of which $14.9 million and $6.4 million, respectively, was classified as a current liability.
Notes Payable
Revolving Loan Due to SPE Member
In April 2017, we entered into a revolving loan agreement with an affiliate of a member of certain SPEs, with a total capacity of $15.0 million and an interest rate of 8%. The purpose of this revolving loan agreement is to finance our purchase of hardware for our various energy storage system projects. We have amended the loan from time to time as our business has grown, and as of the beginning of 2019, the agreement had a total revolving loan capacity of $35.0 million that bore interest at 10% with a maturity date of August 2019. The maturity date continued to be extended through December 2019 by mutual agreement with the lender.
In December 2019, in conjunction with the restructuring of the SPE Member facility discussed below, we further expanded the revolving loan capacity to $45.0 million and extended the maturity date to June 2020. In May 2020, concurrent with the new term loan facility discussed further below, we amended the facility to reduce the loan capacity to $35.0 million and extend the maturity date to May 2021. The amendment increased the fixed interest rate for any borrowings outstanding more than nine (9) months to 14% thereafter. Additionally, under the original terms of the revolving loan agreement, we were able to finance 100% of the value of the hardware purchased up to the total loan capacity. The amendment reduced the advance rate to 85%, with an additional reduction to 70% in August 2020. We have $7.4 million of outstanding borrowings under this revolving loan agreement as of December 31, 2020.

Term Loan Due to SPE Member
In December 2018, we entered into a term loan in the amount of $13.3 million with an affiliate of a member of certain SPEs in which we have an ownership interest. The term loan had no stated interest at any time prior to the original maturity date of July 2019, which we extended through the end of 2019 by mutual agreement with the lender. In December 2019, we agreed with the lender to repay $4.8 million of the outstanding loan and concurrently entered into an amended term loan agreement in the amount of $8.7 million. The amended term loan bore fixed interest of 12.5% on the outstanding principal balance with a final balloon payment of $3.0 million due on the maturity date of June 30, 2020. In May 2020, we repaid the remaining outstanding balance of $5.9 million with the proceeds received through the 2020 Credit Agreement discussed below.
Term Loan Due to Former Non-Controlling Interest Holder
In June 2018, we acquired the outstanding member interests of an entity we controlled for $8.1 million. We financed this acquisition by entering into a term loan agreement with the noncontrolling member bearing fixed interest of 4.5% per quarter (18% per annum) on the outstanding principal balance. The loan requires fixed quarterly payments throughout the term of the loan, which will be paid in full by April 1, 2026. In May 2020, we amended the term loan and, using the proceeds from the 2020 Credit Agreement discussed below, prepaid $1.5 million of principal and interest on the note, of which $1.0 million was towards the outstanding principal balance, thereby reducing the fixed quarterly payment due to the lender. We have $5.8 million of outstanding borrowings under this term loan agreement as of December 31, 2020.
2020 Credit Agreement
In May 2020, we entered into a credit agreement (“2020 Credit Agreement”) with a new lender that provided us with proceeds of $25.0 million that increased our access to working capital. The 2020 Credit Agreement has a maturity date of May 2021. The loan bears interest of 12% per annum, of which 8% is paid in cash and 4% accrues as principal on the loan balance each quarter. We used a portion of the proceeds from this facility towards payments associated with existing debt as previously discussed. We had $25.6 million of outstanding borrowings, including the portion of the interest that has accrued as principal, under this term loan agreement as of December 31, 2020.
Cash Flows
The following table summarizes our cash flows for the periods indicated (in thousands):
	Years Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Net cash used in operating activities	$(33,671)	$(29,678)
Net cash used in investing activities	(12,036)	(46,358)
Net cash provided by financing activities	40,294	67,201
Effect of exchange rate changes on cash and cash equivalents	(534)	(170)
Net (decrease) increase in cash and cash equivalents	$(5,947)	$(9,005)
Operating Activities
During the year ended December 31, 2020, net cash used in operating activities was $33.7 million, primarily resulting from our operating loss of $156.1 million, adjusted for non-cash charges of $118.8 million and net cash flows of $2.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of change in fair value of warrants and embedded derivative of $84.5 million, depreciation and amortization of $17.7 million, non-cash interest expense of $10.0 million, which includes amortization of debt issuance costs, stock-based compensation expense of $4.5 million, $1.4 million of impairment charges related to energy storage systems that were determined to not be recoverable and non-cash lease expense of $0.6 million. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in deferred revenue of $31.7 million due to advance payments for hardware sales prior to delivery and rebates from state incentive programs received in the period, a increase in accounts payable and accrued expenses of $5.7 million and partially offset by an increase in inventory of $17.3 million in line with revenue growth, including growth in hardware sales, an increase in accounts receivable of $7.0 million primarily due to advance billings for partner hardware sales, an increase in contract origination costs of $2.6 million related to commissions paid on new contracts executed in the period, an increase of $5.3 million in other assets, a decrease of $1.0 million in other liabilities and a decrease of $0.6 million in lease liabilities.
During the year ended December 31, 2019, net cash used in operating activities was $29.7 million, primarily resulting from our operating loss of $59.4 million, adjusted for non-cash charges of $20.2 million and net cash inflow of $9.5 million from net changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $13.9 million, non-cash interest expense of $4.8 million, stock-based compensation expense of $1.5 million and non-cash lease expense of $0.9 million, partially offset by a net decrease in change in fair value warrant liability and embedded derivative of $1.5 million. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase in accounts payable and accrued expenses of $10.6 million primarily due to increases in hardware purchases in partnership arrangements, an increase in deferred revenue of $9.0 million due to payments for hardware sales prior to delivery and state rebate incentives received in the period, and partially offset by an increase in accounts receivable of $5.2 million primarily due to advance billings for partnership hardware sales, an increase in prepaid expenses and other assets of $1.9 million, an increase in inventory of $1.6 million and an increase in contract origination costs of $1.3 million related to commissions paid on new contracts executed in the period.
Investing Activities
During the year ended December 31, 2020, net cash used for investing activities was $12.0 million, consisting of $6.2 million in purchase of energy storage systems and $5.8 million in capital expenditures on internally developed software.
During the year ended December 31, 2019, net cash used for investing activities was $46.4 million, consisting of $41.0 million in purchase of energy storage systems and $5.4 million of capital expenditure on internally developed software.
Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities was $40.3 million, primarily resulting from net proceeds from issuance of convertible notes of $33.1 million, proceeds from issuance of notes payable of $23.5 million, proceeds from financing obligations of $16.2 million and proceeds from exercise of stock options and warrants of $0.4 million, partially offset by repayment of our notes payable of $22.2 million and repayment of financing obligations of $10.7 million.
During the year ended December 31, 2019, net cash provided by in financing activities was $67.2 million, primarily resulting from $63.3 million net proceeds from issuance of convertible notes, $32.3 million proceeds from financing obligations and $4.7 million proceeds from issuance of notes payable, partially offset by repayment of notes payable of $25.8 million and repayment of financing obligations of $7.3 million.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:
	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Notes payable	$38,866	$33,713	$1,800	$2,559	$794
Interest on notes payable	5,072	2,597	1,590	831	54
Convertible promissory notes	68,875	68,875
Interest on convertible notes	8,564	8,564
Operation lease obligations	390	333	57
Total	$121,767	$114,082	$3,447	$3,390	$848
The table above excludes our financing obligations as our repayments of the obligation are only required to the extent payments are collected in relation to the operation of the underlying energy storage systems. The obligation is nonrecourse and there are no contractual commitments to pay specific amounts at any point in time throughout the life of the obligation.
Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
See Note 2 to our audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for more information.
Revenue Recognition
We generate revenue through two types of arrangements with customers, host customer arrangements and partnership arrangements. We recognize revenue under these arrangements as described below.
Host Customer Arrangements
Host customer contracts are generally entered into with commercial entities who have traditionally relied on power supplied directly from the grid. Host customer arrangements consist of a promise to provide energy optimization services through our proprietary SaaS platform coupled with a dedicated energy storage system owned and controlled by us throughout the term of the contract. The host customer does not obtain legal title to, or ownership of the dedicated energy storage system at any point in time. The host customer is the end consumer of the energy that directly benefits from the energy optimization services we provide. The term for our contracts with host customers generally ranges from 5 to 10 years, which may include certain renewal options to extend the initial contract term or certain termination options to reduce the initial contract term.
Although we install energy storage systems at the host customer site in order to provide the energy optimization services, we determined we have the right to direct how and for what purpose the asset is used through the operation of our SaaS platform and, as such, retain control of the energy storage system; therefore, the contract does not contain a lease. We determined the various energy optimization services provided throughout the term of the contract, which may include services such as remote monitoring, performance reporting, preventative maintenance and other ancillary services necessary for the safe and reliable operation of the system, are part of a combined output of energy optimization services and we provide a single distinct combined performance obligation representing a series of distinct days of services.
We determine the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract. In certain arrangements, the transaction price may include incentive payments that are earned by the host customer from utility companies in relation to the services we provide. Under such arrangements, the rights to the incentive payments are assigned to us by the host customer. These incentives may be in the form of fixed upfront payments, variable monthly payments, or annual performance-based payments over the first five years of the customer contract term. Incentive payments may be contingent on approval from utility companies or actual future performance of the energy storage system.
Substantially all of our arrangements provide customers the unilateral ability to terminate for convenience prior to the conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, which we have determined to be 10 years based on the estimated useful life of the underlying energy storage systems and the period over which the customer can benefit from the energy optimization services utilizing such energy storage systems. In these instances, we determined that upfront incentive payments received from our customers represent a material right that is, in effect, an advance payment for future energy optimization services to be recognized throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience without a penalty during the estimated benefit period, we determined the upfront incentive payments do not represent a material right for services provided beyond the initial contractual period and are therefore a component of the initial transaction price. We revisit our estimate of the benefit period each reporting period. Our contracts with host customers do not contain a significant financing component.
We transfer control of our energy optimization services to our customers continuously throughout the term of the contract (a stand-ready obligation) and recognize revenue ratably as control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for our services. Monthly incentive payments based on the performance of the energy storage system are allocated to the distinct month in which they are earned because the terms of the payments relate specifically to the outcome from transferring the distinct time increment (month) of service and because such amounts reflect the fees to which we expect to be entitled for providing energy optimization services each period, consistent with the allocation objective. Annual variable performance- based payments are estimated at the inception in the transaction price using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted energy storage system performance patterns, and we recognize such payments ratably using a time-based measure of progress of days elapsed over the term of the contract to the extent that it is probable that a significant reversal of the cumulative revenue recognized will not occur in a future period. At the end of each reporting period, we reassess our estimate of the transaction price. We do not begin recognition of revenue until the System is live (i.e., provision of energy optimization services has commenced) or, as it relates to incentive payments, when approval has been received from the utility company if later.
Partnership Arrangements
Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a solar plus storage project developer and separately provide energy optimization services as described previously to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, our customer is the solar plus storage project developer. The customer obtains legal title to along with ownership and control of the inventory upon delivery and the customer is responsible for the installation of the project. Once installation of the project is complete, the owner of the solar plus storage project provides energy to the end consumer through a separate contractual arrangement directly with the end consumer. The term for our contracts with customers under partnership arrangements generally ranges from 10 to 20 years.
We determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services.
We determine the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. We are responsible for designing, procuring, delivering and ensuring the proper components are provided in accordance with the requirements of the contract. Although we purchase the inventory from a third-party manufacturer, we determined we obtain control of the inventory prior to delivery to the customer and are the principal in the arrangement. We are fully responsible for responding to and correcting any customer issues related to the delivery of the inventory. We hold title and assume all risks of loss associated with the inventory until the customer accepts the inventory. We are primarily responsible for fulfilling the delivery of the inventory to the customer, assume substantial inventory risks and have discretion in the pricing charged to the customer. We have not entered into any partnership arrangements where we are not the principal in the transaction.
We allocate revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services. Our partnership arrangements do not contain a significant financing component.
We transfer control of the inventory upon delivery and simultaneous transfer of title to the customer. We transfer control of our energy optimization services to our customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when we transfer control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before we are required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to our customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration we expect to be entitled to in exchange for our services.
In some partnership arrangements, we charge shipping fees for the inventory. We account for shipping as a fulfillment activity, since control transfers to the customer after the shipping is complete and include such amounts within cost of revenue.
Financing Obligations
We have formed various SPEs to finance the development and construction of our energy storage systems (“Projects”). These SPEs, which are structured as limited liability companies, obtain financing in the form of large upfront payments from outside investors and purchase energy storage systems from us under master purchase agreements. We account for the large upfront payments received from the fund investor as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through host customer payments and incentives received from the utilities that will be received by the investor.
The financing obligation is non-recourse once the associated energy storage systems have been placed in-service and the associated customer arrangements have been assigned to the SPE. However, we are responsible for any warranties, performance guarantees, accounting, performance reporting and all other costs associated with the operation of the energy storage systems. Despite such systems being legally sold to the SPEs, we recognize host customer payments and incentives as revenue during the period as discussed in the Revenue Recognition section above. The amounts received by the fund investor from customer payments and incentives are recognized as interest using the effective interest method, and the balance is applied to reduce the financing obligation. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by a fund investor in relation to the underlying Projects with the present value of the cash amounts paid to us by the investor, adjusted for any payments made by us.
Energy Storage Systems, net
We sell energy optimization services to host customers through the use of energy storage systems installed at customer locations. We determined that we do not transfer control of these energy storage systems to the customer, which are operated and controlled via our proprietary cloud-based software (“SaaS”) platform; therefore, these energy storage systems do not qualify as a leased asset. The energy storage systems are stated at cost, less accumulated depreciation.
Energy storage systems, net is comprised of equipment costs, which include components such as batteries, inverters, and other electrical equipment, and associated design, installation, and interconnection costs required to begin providing the energy optimization services to customers.
Depreciation of the energy storage systems is calculated using the straight-line method over the estimated useful lives of the energy storage systems, or 10 years, once the respective energy storage systems have been installed, interconnected to the power grid, received permission to operate and we have begun to provide energy optimization services to the host customer (i.e., system is live). Repairs and maintenance costs are expensed as incurred. The valuation of energy storage systems and the useful life both require significant judgment.
Stock-Based Compensation
Accounting for stock-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net (loss) income and operating results could be adversely affected.
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. We account for forfeitures as they occur. These assumptions are estimated as follows:
•
Fair value.   The fair value of our common stock underlying the stock option awards is determined by the board. Given the absence of a public trading market, the board considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards are approved. These factors include, but are not limited to: (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares.

•
Volatility.   As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility is estimated based on the historical volatilities of a specified group of companies in our industry for a period equal to the expected life of the option. We select companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

•
Expected term.   We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post- vesting employment termination behavior.

•
Risk-free rate.   We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

•
Expected dividend yield.   We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

Historically, we have determined the fair value of our equity, including common stock underlying option grants and preferred stock underlying the various warrants, by considering a variety of factors including, among other things, timely valuations of our equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our equity, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in our operations, stage of development, valuations performed by an independent third-party valuation firm, sales of our preferred stock, actual operating results and financial performance, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of our equity, and the likelihood of achieving a liquidity event, such as an initial public offering, merger or sale of the company.
As of January 2019, our 409A valuation yielded a common stock value of $0.52 per share. In March 2019, we had difficulty funding projects due to liquidity concerns. Funding delays negatively affected liquidity, and we commenced a funding round led by insiders which resulted in the sale of convertible notes of approximately $65.0 million. This funding round began in April 2019 and concluded in July 2019. The agreement with the investor included the notes being sold with a two times liquidation preference in the event of a liquidation. Further, the investors were given the ability to exchange less senior preferred stock, or in some cases common stock, for Series D’ preferred stock. In conjunction with this transaction, we also issued warrants to the convertible note investors, giving such investors the option to purchase either Series D’ preferred stock or the next series of preferred equity issued by us. Such investment further drove down the value of our common stock. In November 2019, we also initiated a process to consider either sale of the company outright or an additional capital raise through the sale of Series E preferred stock. Based on analysis performed by our financial advisors, our board of directors concluded that a sale scenario was preferable due to the then current state of the equity markets, but left open the possibility of a sale of Series E preferred stock. Liquidity concerns arose again and a second round of funding through the sale of approximately $14.0 million of convertible notes to insiders concluded in January 2020.
As of January 2020, the 409A valuation of our common stock was determined to be $0.43 per share due, in part, to the impact of the two times liquidation preference included in the convertible notes issued in 2019 and January 2020. For the January 2020 409A valuation, as well all previous valuations, we applied valuation methods that relied on a continuing operations scenario approach, whereby during the periods discussed above, the time to liquidity was 1.45 to 2.5 years, as adjusted as appropriate depending on the valuation date.
With the signing of the letter of intent with STPK on September 28, 2020, we adjusted our valuation assumptions in the September 30, 2020 409A valuation report. Specifically beginning with the September 2020 409A valuation, a methodology which was carried forward into the December 31, 2020 valuation, we utilized a combination approach relying on (1) a continued operations scenario and (2) a transaction scenario, which we describe as the hybrid method (the “Hybrid Method”). The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method is also appropriate when various possible future outcomes are assumed by our management. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The Hybrid Method was deemed the most appropriate due to the attainment of a non-binding letter of intent with STPK. The outcomes of each scenario are each assigned a probability and a future equity value under each outcome is then estimated. The two scenarios used in the Hybrid Method as of September 30 and December 31, 2020 are as follows:
Continuing Operations Scenario:
Under the continuing operations scenario (the “Continuing Operations Scenario”), we utilized an Income and Market approach to estimate the enterprise value of the company and the option pricing model (“OPM”) to allocate the resulting enterprise value to the various classes of our securities. This resulted in a per share value of $1.02 and $1.28 per common share, as of September 30, 2020 and December 31, 2020, respectively, prior to a discount for the lack of marketability being applied. The OPM assumptions included a time to liquidity event of 1.75 years and a volatility of 65% as of September 30, 2020 and a time to liquidity event of 1.45 years and a volatility of 65% as of December 31, 2020. The term considers the need for additional capital in this scenario. A discount for lack of marketability (“DLOM”) of 35.0% and 32.0% was applied as of September 30, 2020 and December 31, 2020, respectively, based on various put option models assuming a term of 1.45 years and a common stock volatility of 104.2% and 102.7% as of September 30, 2020 and December 31, 2020, respectively,. This resulted in a per common share value of $0.66 and $0.873 at September 30, 2020 and December 31, 2020, respectively, under the Continuing Operations Scenario.
Transaction Scenario:
Under the transaction scenario (the “Transaction Scenario”) for the September 30, 2020 valuation, the convertible debt and all classes of preferred stock are assumed to convert into common stock and based on the pre-money equity value of $650.0 million results in a per share value of $2.098 per common share, prior to a discount for the lack of marketability being applied. The December 31, 2020 valuation applies as similar approach, except applies the trading price of STPK that results in a per share value of $4.2296 per common share, prior to a discount for the lack of marketability being applied. Such per share values are based on the preliminary expected conversion ratio of Stem common stock to STPK common stock that will occur upon merger. A DLOM of 11% and 7.0% was applied as of September 30, 2020 and December 31, 2020, respectively, based on various put option models assuming a term of 0.34 years and 0.16 years as of September 30, 2020 and December 31, 2020, respectively, and overall company volatility of 75% as well as a present value factor of 35% based on the same term. This resulted in a per common share value of $1.69 and $3.934 as of September 30, 2020 and December 31, 2020, respectively, under the Transaction Scenario.
The application of the Hybrid Method resulted in a per common share value of $0.918 and $3.47 at September 30, 2020 and December 31, 2020, respectively. Such values are derived based on a weighted value assigned to the Continuing Operations Scenario ($0.66) at 75% and Transaction Scenario at 25% ($1.69) as of September 30, 2020 and Continuing Operations Scenario ($0.873) at 15% and Transaction Scenario at 85% ($3.934) as of December 31, 2020. The weightings as of September 30, 2020 and as of December 31, 2020 reflect the uncertainty regarding the completion of the transaction, which is reflective and consistent with uncertainties we experienced when undergoing an unsuccessful sale process during the first half of 2020. Further, the weightings reflect the non-binding nature of the term sheet and that diligence was not initiated until October 2020 and continued through the middle of November 2020. The transaction also required the successful conclusion of a PIPE transaction initially sized at $150.0 million and initial meetings did not begin until early November with potential investors. The SPAC process, inclusive of the PIPE, was completed in early December 2020, and a merger agreement with STPK was executed on December 3, 2020, and at such point we believed the likelihood of the SPAC process consummating increased significantly.
In July through September 2020, there were initial SPAC meetings, and a non-binding letter of intent was executed with STPK on September 28, 2020, contemplating the eventual signing of a merger agreement subject to the completion of diligence efforts. The letter of intent specified a pre-money equity value of $650.0 million but was subject to reasonable uncertainty, including diligence which commenced thereafter as well as the successful completion of a $150.0 million PIPE as a critical part of the successful execution of the transaction. At September 30, 2020, the implied valuation per the proposed merger was approximately $2.17 per pro forma fully diluted share outstanding as compared to $0.93 from the Hybrid Method noted above. The significant difference in value reflects the fact that the successful completion of the transaction requires the completion of meaningful events which were highly uncertain, including successful transaction diligence and securing an investor base to support the $150.0 million PIPE which are reflected in the discount for lack of marketability (“DLOM”) in the Transaction scenario. We had been in a diligence process, as of September 30, 2020, for over nine months and had experienced delays due both to investor interest and difficulties associated with the COVID-19 pandemic. In coordination with our valuation expert, risks related to delays and the uncertainty associated with the proposed merger transaction were taken into account when determining the fair value of our common stock.
Convertible Preferred Stock Warrant Liability
We evaluate whether our warrants for shares of convertible redeemable preferred stock are freestanding financial instruments that obligate us to redeem the underlying preferred stock at some point in the future and determined that each of our outstanding warrants for convertible preferred stock are liability classified. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statements of operations. We will continue to remeasure the warrants until the earlier of the exercise or expiration, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. On expiration, the convertible preferred stock warrants will automatically net exercise, unless the warrant holder provides written notice that it does not wish to exercise its warrants. Upon exercise, the related convertible preferred stock warrant liability will be reclassified to convertible preferred stock.
We estimate the fair value of these liabilities using the Black-Scholes option pricing model, as further discussed in Stock-Based Compensation above, and assumptions that were based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings.
Recent Accounting Pronouncements
See Note 2 to our audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for more information.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Foreign Currency Exchange Risk
Our expenses are generally denominated in U.S. dollars. However, we have foreign currency risks related to our revenue and operating expenses denominated in Canadian dollars. We have entered into contracts with customers and a limited number of supply contracts with vendors with payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements.
Unfavorable changes in foreign exchange rates versus the U.S. dollar could increase our product costs, thus reducing our gross profit. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.
Interest Rate Risk
Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on outstanding borrowings. In addition, our convertible promissory notes, notes payable, financing obligations bear interest at a fixed rate and are not publicly traded. Therefore, fair value of our convertible promissory notes, notes payable, financing obligations and interest expense is not materially affected by changes in the market interest rates. Stem does not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Credit Risk
Credit risk with respect to accounts receivable is generally not significant due to a limited carrying balance of receivables. We routinely assess the creditworthiness of our customers. We generally have not experienced any material losses related to receivables from individual customers, or groups of customers during the years ended December 31, 2020 and 2019. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW STEM
The following table sets forth information regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of STPK common stock as of February 16, 2021 (the “Ownership Date”), which is prior to the consummation of the merger and the other transactions contemplated by the merger agreement (“pre-business combination”) and (ii) expected beneficial ownership of New Stem Common Stock immediately following the consummation of the merger and the other transactions contemplated by the merger agreement (“post-business combination”), assuming that (x) no shares of Class A Common Stock are redeemed and (y) 38,358,504 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $383.7 million from the Trust Account, which is the maximum amount of redemptions that would satisfy STPK having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing, by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of STPK common stock or of New Stem Common Stock;

•
each of our current executive officers and directors;

•
each person who will (or is expected to) become an executive officer or director of New Stem following the consummation of the merger; and

•
all executive officers and directors of STPK as a group pre-business combination and all executive officers and directors of New Stem post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.
The beneficial ownership of shares of STPK Common Stock pre-business combination is based on 47,948,130 outstanding shares of STPK common stock (including 38,358,504 shares of Class A Common Stock and 9,589,626 shares of Class B Common Stock) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of Class A Common Stock that may be purchased after the Ownership Date.
See “Basis of Presentation and Glossary” for information with respect to assumptions underlying New Stem share calculations and ownership percentages.
The expected beneficial ownership of shares of New Stem Common Stock post-business combination in the “No Redemptions” column in the table below has been determined based upon the following additional assumptions: (i) no holders of Class A Common Stock exercise their redemption rights and (ii) that there are 132,256,145 shares of New Stem Common Stock outstanding (including shares issuable upon the exercise of outstanding Stem Options and Stem Warrants within sixty (60) days from December 1, 2020).
The expected beneficial ownership of shares of New Stem Common Stock post-business combination in the “Maximum Possible Redemption” column in the table below has been determined based upon the following additional assumptions: (i) 38,358,504 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $383.7 million from the Trust Account, which is the maximum amount of redemptions that would satisfy STPK having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing; and (ii) that there are 93,897,641 shares of New Stem Common Stock outstanding (including shares issuable upon the exercise of outstanding Stem Options and Stem Warrants within sixty (60) days from December 1, 2020).

					After the Business Combination
	Before the Business Combination				No Redemption		Maximum Possible Redemption
Name and Address of Beneficial Owner(1)	Number of shares of STPK Class A Common Stock	%	Number of shares of STPK Class B Common Stock	%	Number of shares of New Stem Common Stock	%	Number of shares of New Stem Common Stock	%
Directors and Executive Officers of STPK:
Michael C. Morgan(2)	—	—	9,509,626	99.2%	9,559,626	7.2%	9,559,626	10.2%
Eric Scheyer(2)	—	—	9,509,626	99.2%	9,519,626	7.2%	9,519,626	10.1%
Michael D. Wilds	—	—	—	—	—	—	—	—
Alec Litowitz(2)	—	—	9,509,626	99.2%	9,530,626	7.2%	9,530,626	10.2%
Adam E. Daley	—	—	—	—	—	—	—	—
Desirée Rogers(3)	—	—	40,000	*	40,000	*	40,000	*
C. Park Shaper(3)	—	—	40,000	*	40,000	*	40,000	*
All Directors and Executive Officers of STPK as a Group (7 Individuals)	—	—	9,589,626	100.0%	9,670,626	7.3%	9,670,626	10.3%
Five Percent Holders of STPK:
Star Peak Sponsor LLC	—	—	9,509,626	99.2%	9,509,626	7.2%	9,509,626	10.1%
Michael C. Morgan(2)	—	—	9,509,626	99.2%	9,559,626	7.2%	9,559,626	10.2%
Eric Scheyer(2)	—	—	9,509,626	99.2%	9,519,626	7.2%	9,519,626	10.1%
Alec Litowitz(2)	—	—	9,509,626	99.2%	9,530,626	7.2%	9,530,626	10.2%
Adage Capital Partners, L.P.(4)	2,393,232	6.2%	—	—	2,393,232	1.8%	2,393,232	2.5%
Fifth Street Station LLC(5)	2,375,989	6.2%	—	—	2,375,989	1.8%	2,375,989	2.5%
Park West Asset Management LLC(6)	2,300,320	6.0%	—	—	2,300,320	1.7%	2,300,320	2.4%
Van Eck Associates Corporation(7)	2,278,397	5.9%	—	—	2,278,397	1.7%	2,278,397	2.4%
William Blair Investment Management, LLC(8)	5,493,831	14.3%	—	—	5,493,831	14.3%	5,493,831	5.9%
Directors and Executive Officers of New Stem After Consummation of the Business Combination:
John Carrington(9)	—	—	—	—	3,115,811	2.4%	3,115,811	3.3%
Bill Bush(10)	—	—	—	—	804,140	*	804,140	*
Mark Triplett(11)	—	—	—	—	499,972	*	499,972	*
Alan Russo(12)	—	—	—	—	216,035	*	216,035	*
Larsh Johnson(13)	—	—	—	—	798,310	*	798,310	*
Prakesh Patel(14)	—	—	—	—	827,988	*	827,988	*
David Buzby(15)	—	—	—	—	630,938	*	630,938	*
Adam E. Daley	—	—	—	—	—	—	—	—
Michael C. Morgan(2)	—	—	9,509,626	99.2%	9,559,626	7.2%	9,559,626	10.2%
Anil Tammineedi(16)	—	—	—	—	4,892,797	3.7%	4,892,797	5.2%
Lisa Troe	—	—	—	—	—	—	—	—
Laura D’Andrea Tyson	—	—	—	—	—	—	—	—
Jane Woodward	—	—	—	—	—	—	—	—
All Directors and Executive Officers of New Stem as a Group (13 Individuals)	—	—	—	—	21,345,617	16.1%	21,345,617	22.7%

					After the Business Combination
	Before the Business Combination				No Redemption		Maximum Possible Redemption
Name and Address of Beneficial Owner(1)	Number of shares of STPK Class A Common Stock	%	Number of shares of STPK Class B Common Stock	%	Number of shares of New Stem Common Stock	%	Number of shares of New Stem Common Stock	%
Five Percent Holders of New Stem After Consummation of the Business Combination:
Star Peak Sponsor LLC	—	—	9,509,626	99.2%	9,509,626	7.2%	9,509,626	10.1%
Michael C. Morgan(2)	—	—	9,509,626	99.2%	9,559,626	7.2%	9,559,626	10.2%
Eric Scheyer(2)	—	—	9,509,626	99.2%	9,519,626	7.2%	9,519,626	10.1%
Alec Litowitz(2)	—	—	9,509,626	99.2%	9,530,626	7.2%	9,530,626	10.2%
2561549 Ontario Limited(17)	—	—	—	—	7,399,293	5.6%	7,399,293	7.9%
RWE Supply & Trading GMBH(18)	—	—	—	—	5,616,224	4.2%	5,616,224	6.0%
Angeleno Investors III, L.P.(19)	—	—	—	—	4,892,797	3.7%	4,892,797	5.2%
Copec Overseas S.P.A.(20)	—	—	—	—	4,814,081	3.6%	4,814,081	5.1%

*
Less than one percent.

(1)
Unless otherwise noted, the business address of the Sponsor and each of the directors and executive officers of STPK is c/o Star Peak Energy Transition Corp., 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. Unless otherwise noted, the business address of each of the executive officers and directors of New Stem is c/o Stem, Inc., 100 Rollins Road, Millbrae, CA 94030.

(2)
The Sponsor is the record holder of such shares. Each of Star Peak 19, LLC, Star Peak L LLC and Star Peak M LLC are the managing members of our Sponsor and as such, each have voting and investment discretion with respect to the Class B Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class B Common Stock held directly by the Sponsor. Eric Scheyer is the sole member of and controls Star Peak 19 LLC; Alec Litowitz is the sole member of and controls Star Peak L LLC; and Michael C. Morgan is the sole member of and controls Star Peak M LLC (each, a “Sponsor Controlling Entity”). The unanimous consent of each Sponsor Controlling Entity is required to make voting and dispositive decisions with respect to the securities held by our sponsor. Accordingly, each of Messrs. Scheyer, Litowitz and Morgan are deemed to have or share beneficial ownership of the securities held directly by our sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)
Each of these individuals, as well as STPK’s advisor, holds a direct or indirect interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)
The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. Based on a Schedule 13G/A filed on February 11, 2021 (the “Adage 13G”). According to the Adage 13G, Adage Capital Partners, L.P., a Delaware limited partnership ("ACP" is the direct owner of such Class A Common Stock. Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), is the general partner of ACP and therefore has beneficial ownership of the shares of Class A Common Stock directly owned by ACP. Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), is the managing member of ACPGP, the general partner of ACP, and therefore has beneficial ownership of the shares of Class A Common Stock directly owned by ACP. Robert Atchinson (“Mr. Atchinson”) is the managing member of ACA, which is the managing member of ACPGP, which is the general partner of ACP and therefore Mr. Atchinson has beneficial ownership of the shares of Class A Common Stock directly owned by ACP. Phillip Gross (“Mr. Gross”) is the managing member of ACA, which is the managing member of ACPGP, which is the general partner of

ACP and therefore Mr. Gross has beneficial ownership of the shares of Class A Common Stock directly owned by ACP.
(5)
The address of Fifth Street Station LLC is 505 Fifth Avenue South, Suite 900, Seattle, WA 98104. Based on a Schedule 13G filed on February 11, 2021 (the “Fifth Street 13G”). According to the Fifth Street 13G, Fifth Street Station LLC beneficially owns 2,375,989 shares of Class A Common Stock.

(6)
The address of Park West Asset Management LLC is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939. Based on a Schedule 13G/A filed on January 11, 2021 (the “Park 13G”). According to the Park 13G, Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and Peter S. Park (“Mr. Park”) beneficially own 2,300,320 shares of Class A Common Stock. PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”, and collectively with PWIMF and PWAM, the “PW Funds”). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM. As of December 22, 2020, PWAM and Mr. Park may be deemed to beneficially own 2,300,320 shares of Class A Common Stock held in the aggregate by the PW Funds and PWIMF may be deemed to beneficially own 2,092,797 shares of Class A Common Stock.

(7)
The address of Van Eck Associates Corporation is 666 Third Ave., 9th Floor, New York, New York 10017. Based on a Schedule 13G filed on February 11, 2021 (the “Van Eck 13G”). According to the Van Eck 13G, 2,278,397 Common Shares are held within mutual funds and other client accounts managed by Van Eck Associates Corporation, none of which individually owns more than 5% of the outstanding shares.

(8)
The address of William Blair Investment Management, LLC is 150 North Riverside Plaza, Chicago, IL 60606. Based on a Schedule 13G filed on January 8, 2021 (the “William Blair 13G”). According to the William Blair 13G, William Blair Investment Management, LLC beneficially owns 5,493,831 shares of Class A Common Stock.

(9)
Represents 3,115,811 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Carrington.

(10)
Represents 804,140 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Bush.

(11)
Represents 499,972 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Triplett.

(12)
Represents 216,035 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Russo.

(13)
Represents 798,310 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Johnson.

(14)
Represents 827,988 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Patel.

(15)
Represents 544,376 shares of Existing Stem Common Stock and 86,562 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Mr. Buzby.

(16)
Represents 4,892,797 shares of Existing Common Stock held by Angeleno Investors III, L.P as of the Ownership Date. Mr. Tammineedi is a Principal at Angeleno Group, an affiliate of Angeleno Investors III, L.P., and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors III, L.P. The address for Angeleno Investors III, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(17)
Represents 7,399,293 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by 2561549 Ontario Limited.

(18)
Represents 5,616,224 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by RWE Supply & Trading GMBH.

(19)
Represents 4,892,797 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Angeleno Investors III, L.P.

(20)
Represents 4,814,081 shares of Stem common stock underlying Stem Options exercisable within sixty (60) days of the Ownership Date held by Copec Overseas S.P.A.

MANAGEMENT OF STEM AFTER THE MERGER
References in this section to “we,” “our,” “us,” “Stem” and the “Company” generally refer to Stem, Inc. and its consolidated subsidiaries, prior to the merger and New Stem and its consolidated subsidiaries after giving effect to the merger.
Management and Board of Directors
STPK and Stem anticipate that the current executive officers and directors of Stem will become the executive officers and directors of New Stem. The following persons are expected to serve as New Stem’s executive officers and directors following the merger. For biographical information concerning the executive officers and directors, see below.
Name	Age	Position
John Carrington	54	Chief Executive Officer and Director
Bill Bush	55	Chief Financial Officer
Mark Triplett	59	Chief Operating Officer
Alan Russo	51	Chief Revenue Officer
Larsh Johnson	63	Chief Technical Officer
Prakesh Patel	45	Chief Strategy Officer
David Buzby	61	Director
Adam E. Daley	44	Director
Michael C. Morgan	52	Director
Anil Tammineedi	44	Director
Lisa Troe	58	Director
Laura D’Andrea Tyson	73	Director
Jane Woodward	61	Director
Executive Officers
John Carrington is Chief Executive Officer and Director for Stem. Mr. Carrington leads the energy storage and analytics movement at Stem. Mr. Carrington has more than 25 years of leadership experience at technology, energy and industrial companies. In 2011, Mr. Carrington joined Stem from MiaSole, the world’s largest CIGS-based thin film solar company. From 2011 to 2013, Mr. Carrington served as Chief Executive Officer and Director at MiaSole. Prior to MiaSole, from 2008 to 2009 Mr. Carrington was Executive Vice President of Marketing and Business Development at First Solar, where he grew the company revenue from $250 million to more than $2 billion, and opened markets in the U.S., Asia and Europe. From 1991 to 2008, Mr. Carrington worked at General Electric, most recently as General Manager and Chief Marketing officer of the $7 billion GE Plastics, where he led global innovation, new technology efforts and product strategy. Mr. Carrington was part of a small executive team that executed on the $12 billion sale of GE Plastics to SABIC in 2007. He is an alumnus of the University of Colorado, where he earned his bachelor’s degree in economics. Mr. Carrington is qualified to serve as a director due to his deep knowledge of the Stem platform and his extensive experience in the energy and technology sectors.
Bill Bush has been Chief Financial Officer for Stem since 2016. Mr. Bush manages the company’s corporate and project financing efforts, and has guided Stem from a startup to a $300 million-invested leader in the energy storage industry. Before joining Stem, from 2010 to 2016 Mr. Bush was Chief Financial Officer of Borrego Solar Systems Inc., where he helped the company achieve nearly 10 times growth and profitability. From 2008 to 2010, Mr. Bush was Chief Financial Officer of Solar Semiconductor Inc., a leading private, vertically integrated manufacturer and distributor of PV modules and systems with operations in India, helping it achieve $100 million in sales in less than 15 months. Mr. Bush has served as Chief Financial Officer for numerous high-growth solar, software and online media companies, including being a co-founder of Buzzsaw.com, a spinoff of Autodesk, in 1999. Prior to his work with Buzzsaw.com, Bill served as Corporate Controller for Autodesk, Inc. (NASDAQ: ADSK) from 1997 to 1999 and worked for seven years in public accounting with Ernst & Young (EY) and PricewaterhouseCoopers. Mr. Bush holds a B.S. in business administration from UC Berkeley and is a Certified Public Accountant.
Mark Triplett has been Chief Operating Officer for Stem since 2018, responsible for energy storage system deployments, supply chain, network operations, and utility programs. Mr. Triplett also ensures effective deployment and usage of Stem’s energy storage systems and cutting-edge AI, AthenaTM. Mr. Triplett brings more than 25 years of experience developing, selling and delivering complex technology solutions in energy storage, smart grid, renewable energy, DERS, utility operations, telecommunications, and enterprise software. Prior to joining Stem, from 2015 to 2018 Mr. Triplett was Chief Operating Officer of Green Charge Networks, and earlier served from 2011 to 2015 as President of Software and Chief Operating Officer at UISOL, an Alstom-owned DRMS enterprise software application product exclusively for the utility industry. Mr. Triplett has a B.S. in engineering from the United States Military Academy at West Point and an M.B.A. from National University.
Alan Russo has been Stem’s Chief Revenue Officer since 2019, leading the expansion of Stem’s markets in the U.S., Canada, Europe and Asia. Before joining Stem, from 2015 to 2018 Mr. Russo led sales and marketing for REC Solar, a wholly owned subsidiary of Duke Energy. From 2012 to 2015, Mr. Russo was Vice President of Strategic Accounts for Bloom Energy. During his 10-year tenure at Bloom Energy from 2006 to 2015, Mr. Russo led the development and deployment of hundreds of fuel cell systems at critical facilities around the U.S. From 1999 to 2005 Mr. Russo also led Asia commercial operations for American Power Conversion, a Schneider Electric company, managing over 350 employees. Mr. Russo earned his B.S. in aerospace engineering from Boston University.
Larsh Johnson has been Chief Technology Officer for Stem since 2016. Mr. Johnson leads hardware and software engineering to meet the unique needs of Stem’s commercial, industrial, utility and energy market customers. Prior to joining Stem, from 2015 to 2016 Mr. Johnson was Chief Technology Officer at Siemens Digital Grid, where he led technology development teams on products spanning from consumer metering, demand response and analytics to control center software and grid automation. Mr. Johnson joined Siemens via the 2012 acquisition of eMeter Corporation, a Bay Area software company of which he was a co-founder and responsible for innovation and development of meter data management, analytics and advanced smart grid applications as Chief Technology Officer from 1999 to 2015. Prior to eMeter, in 1985 Mr. Johnson co-founded CellNet Data Systems, a pioneer in wireless networks for smart metering and distribution automation where he served as Chief Technology Officer from 1985 to 1999. Mr. Johnson was a founding member of the Department of Energy’s Gridwise Architecture Council (GWAC) in 2004 and remains a member emeritus. He earned his B.S. and an M.S. in mechanical engineering from Stanford University.
Prakesh Patel has been Chief Strategy Officer for Stem since 2020. Previously, Mr. Patel was Stem’s Vice President of Capital Markets and Strategy from 2013 to 2020, in which role he led Stem’s financial strategy and supported corporate fundraising initiatives, structuring its first project finance facilities and helping to secure more than $200 million in equity financing for Stem. Mr. Patel has spent his career financing technology and energy ventures at the cross section of multiple industries. Before joining Stem, from 2010 to 2013, he served on the investment team at Angeleno Group, an energy and natural resources-focused private equity firm, during which time he led their investment in Stem. Previously, Mr. Patel built and managed a portfolio of private equity investments at New Bridge Investments from 2008 to 2010 and Deutsche Bank from 2005 to 2008. Mr. Patel has a B.A. from UC Berkeley and an M.B.A. from Yale University.
Directors
David Buzby has been starting, building and investing in 12 climate transition businesses over the last 30 years with an emphasis on renewable energy generation, energy storage/grid services and e-commerce. These companies have been at the forefront of financial innovation in the climate transition industry, developing the world’s first commercial and solar PPAs and energy storage as a service agreements. The innovations not only created industry leading platform companies (SunRun, Stem, SunEdison), but also attracted hundreds of billions of capital to business models that propelled overall industry growth. David has been on the Board of Stem since 2010, Leading Edge Equipment Technologies since 2017, Cambrian Innovation from 2016 to 2020, ParagonClinicals since 2020. and was founder and CEO of Bright Plain Renewable Energy from 2011 – 2016, as well as being a member of the Investment Committee at the PRIME

Coalition. He has in the past been a founding investor and director of SunRun (NASD: RUN), SunEdison (NYSE: SUNE), Valueclick (NASD: VCLK), Prevalent Power, Resource Holdings and Best Internet. David has an M.B.A. from the Harvard Business School (1988) and a B.A. from Middlebury College (1982). Mr. Buzby is qualified to serve as a director due to his extensive experience in the climate transition sector and as a director on the boards of other public companies.
Adam E. Daley is a Partner at Magnetar Capital, Co-Head of Magnetar’s Energy & Infrastructure Group and a member of Magnetar Capital’s management committee and investment committee. Since joining Magnetar Capital at its inception in 2005, Mr. Daley has been focused primarily on the sourcing, execution and management of various investments in the energy, energy infrastructure and renewables sectors. Mr. Daley is currently a director of STPK. Prior to joining Magnetar Capital, Mr. Daley was an investment banker at Citigroup’s Global Corporate and Investment Bank, where he was responsible for executing a variety of corporate finance transactions. Mr. Daley also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC), Double Eagle Energy III, LLC, Vesper Energy Development LLC, and DoublePoint Energy, LLC. Mr. Daley earned a BS in Finance with High Honors from the University of Illinois. Mr. Daley is qualified to serve as a director due to his broad transactional experience in the energy, energy infrastructure and renewables sectors.
Michael C. Morgan is the Chairman of Star Peak Energy Transition Corp. In 2008, Mr. Morgan co-founded Triangle Peak Partners, LP, a multi-strategy asset management firm focused on venture capital and growth equity, and he currently serves as its Chairman and Chief Executive Officer. Since 2004, Mr. Morgan has also served as President and Chief Executive Officer of Portcullis Partners, LP, a private investment partnership and one of Triangle Peak Partners’ largest limited partners. Mr. Morgan currently serves as the lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America. Mr. Morgan joined Kinder Morgan at its founding in 1997 and headed Kinder Morgan’s corporate development efforts until 2001, completing 23 acquisitions worth over $5 billion. He then served as President of KMI until 2004. Mr. Morgan has also served on the board of Sunnova Energy International, Inc. (NYSE: NOVA), a leading residential solar and energy storage company, since June of 2019. Mr. Morgan first joined the board of NOVA’s predecessor (Sunnova Energy Corporation) in October 2015, served as Lead Director until March of 2016 and remained on that board until NOVA’s initial public offering in June of 2019. Mr. Morgan previously served on the boards of directors of two public energy funds affiliated with Kayne Anderson (NYSE: KYN and KYE) and on the boards of directors of Bunchball, Lytx, and SCIenergy. Mr. Morgan also currently serves on the boards of directors of Star Peak Corp. II (NYSE: STPC). Mr. Morgan is a frequent volunteer at Stanford University, currently serving as the national chair of The Stanford Fund, as co-chair of the Precourt Energy Institute Advisory Council, and on several other advisory committees. Mr. Morgan previously served as an Adjunct Professor in the Practice of Management at the Jones Graduate School of Business at Rice University in Houston. Mr. Morgan received an M.B.A. from Harvard Business School and B.A. in Economics and an M.A. in Sociology from Stanford University. Mr. Morgan is qualified to serve as a director due to his extensive experience in the energy infrastructure and clean energy sectors and as a director on the boards of other public companies.
Anil Tammineedi has been with Angeleno Group, a leading global investment firm focused on high growth clean energy and climate solutions companies, since 2008, where he leads investments across a number of sectors including sustainable mobility, energy storage, resource efficiency and smart infrastructure. Mr. Tammineedi currently serves on the Boards of Stem, Critigen and Patriot Environmental Services and is a Board Observer at mPrest. Mr. Tammineedi has several years of technology and operating experience at Broadcom, where he worked from 1999 to 2006, in product development and management roles related to semiconductors targeting communications, mobile and power management applications. Mr. Tammineedi has an M.B.A. from the UCLA Anderson School of Management, where he also currently serves as a Faculty Advisor to the Business Creation Option of the capstone project, and a M.S. from Iowa State University. Mr. Tammineedi is also a Kauffman Fellow. Mr. Tammineedi is qualified to serve as a director due to his extensive experience in the technology sector and with high growth and clean energy companies and as a director on the boards of other companies.
Lisa Troe is a Senior Managing Director of Athena Advisors LLC, a business advisory firm she co-founded in 2014 that provides services in securities litigation, public company accounting, financial reporting and disclosure, auditing, compliance systems, enterprise risk management, and other business needs and strategies. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, Ms. Troe served on the staff of the U.S. Securities and Exchange Commission’s Pacific regional office, including seven years as an Enforcement Branch Chief and six years as Regional Chief Enforcement Accountant. Prior to joining the SEC, Ms. Troe was an auditor at a Big Four public accounting firm and held corporate accounting and financial positions in the fossil fuels energy industry. Ms. Troe serves as a director and the audit committee chair of Magnite, Inc. (Nasdaq: MGNI), an independent platform that employs machine learning algorithms for the purchase and sale of digital advertising, joining the board shortly before the company’s public offering in 2014. Ms. Troe has served on public company boards as a director and audit committee chair. From 2003 to 2014, Ms. Troe was a member of the advisory board that functioned as a board of directors for a Texas general partnership engaged in oil and gas exploration and production. In 2007, Ms. Troe served a member of a Special Litigation Committee of the board of a public gaming industry manufacturing company. Ms. Troe is a National Association of Corporate Directors member and Board Leadership Fellow, CERT certified in cybersecurity by the Software Engineering Institute of Carnegie Mellon University, and a CPA. Ms. Troe received her B.S. in Business Administration with honors from the University of Colorado. Ms. Troe is qualified to serve as a director due to her expertise in public company accounting, financial reporting and corporate governance, and the depth of her government and business experience, as well as her public company board and audit committee experience.
Laura D’Andrea Tyson is a Distinguished Professor of the Graduate School and Professor Emeritus at the Haas School of Business at the University of California at Berkeley, positions she has held since 2016. She has also been the Chair of the Board of Trustees and Steering Committee Member of the Blum Center for Developing Economies since 2007, and is currently the Faculty Director of the Berkeley Haas Blockchain Initiative and the co-Faculty Director of the Sustainable and Impact Finance Initiative at the Haas School of Business since 2019. Dr. Tyson has also held a series of other roles at the University of California at Berkeley, including Professor Business Administration and Economics at the Haas School of Business from 2007 to 2016, the Faculty Director and Interim Director of the Institute of Business and Social Impact from 2013 to 2020, Interim Dean in 2018 and Dean from 1998 through 2001. She was also Dean of London Business School, University of London from 2001 through 2006. Dr. Tyson is currently serving as a director of the CBRE Group, Inc. (NYSE: CBRE), the world’s largest commercial real estate services and investment firm, having acted on the acquisition committee from joining the board in 2010 to 2014 and currently acting on the audit committee since 2014. She is also currently serving on the board of directors of Lexmark International Inc., an American company that manufactures laser printers and imaging products, and Apex Swiss Holdings, SARL since 2017. Dr. Tyson also served on the board of directors of AT&T (NYSE: T) from 1999 to 2020, Morgan Stanley (NYSE: MS) from 1997 to 2016, and Silver Springs Networks, Inc. (NYSE: SSNI), a provider of smart grid products, from 2009 to its acquisition by Itron in 2018. Dr. Tyson has also been a board member of the Haas School of Business since 2020, the Philanthropy University since 2019, SeriousFun Children’s Network since 2020 and the Sustainability Accounting Standards Board Foundation since 2017. In addition to her service on the board of directors, Dr. Tyson has numerous advisory roles, such as Senior Advisor to Rockefeller Capital Management since 2020 and to the Rock Creek Group since 2009. Dr. Tyson has also been serving as a Global Economy Fellow for the MasterCard Center for Inclusive Growth since 2019, having acted as their special advisor since 2016. Since 2019, Dr. Tyson has been a member of the Commission d'experts sur les grands défis économiques for French President Emmanuel Macron since 2020. She is the co-chair of the California Governor’s Council of Economic Advisors. Other government roles include membership on the US President’s Council of Advisors on Science and Technology (Working Group Member on Semiconductors) from 2016 to 2017, Secretary of State Foreign Affairs Policy Board and Council on Jobs and Competitiveness for the President of the U.S. from 2011 to 2013, Economic Recovery Advisory Board to the President of the U.S. from 2009 to 2011. Dr. Tyson was a member of President Clinton’s cabinet from 1993 to 1996 and was the first woman to serve in the position of Chair of the President’s Council of Economic Advisors, from 1993 to 1995, and Director of the White House National Economic Council, from 1995 to 1996. Dr. Tyson received her B.A. from Smith College and holds a Ph.D. in Economics from the Massachusetts Institute of Technology. Dr. Tyson is qualified to serve as a director due to her extensive public company board experience, deep experience in the technology and energy industries and track record of accomplishment at the high levels of government service.

Jane Woodward is a Founder and Managing Partner of MAP Energy. MAP is one of the longest-standing private energy investment fund management firms in the U.S. with investors from U.S. endowments, foundations, and families. MAP began investing in natural gas mineral rights in 1987, wind energy in 2004, utility scale solar in 2015 and energy storage in 2017. In December 2020, MAP sold its renewable energy and energy storage assets under management to Global Infrastructure Partners (GIP). MAP continues to manage one of the largest private mineral portfolios in the U.S. and remains focused on energy investing. Ms. Woodward is also currently an adjunct professor of civil and environmental engineering at Stanford University and has over 30 years of experience developing and teaching energy classes at Stanford University. Ms. Woodward also serves on the Precourt Institute for Energy Advisory Council at Stanford University. Prior to founding MAP and teaching at Stanford, Ms. Woodward worked as an exploration geologist with ARCO Exploration Company and later as a petroleum engineering consultant to Stanford University’s endowment. Ms. Woodward received her B.A. in Geological Sciences from the University of California, Santa Barbara and holds a Master’s degree in Applied Earth Science and M.B.A. from Stanford University. Ms. Woodward is qualified to serve as a director due to her extensive private sector experience in numerous areas of the energy and renewables industries, as well as three decades of energy related teaching experience.
Composition of the New Stem Board of Directors After the Merger
We intend to have eight (8) directors upon completion of the merger. Our board of directors will be divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Laura D’Andrea Tyson and Jane Woodward, will expire at New Stem’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Adam E. Daley, Anil Tammineedi and Lisa Troe, will expire at the New Stem second annual meeting of stockholders. The term of office of the third class of directors, consisting of David Buzby, John Carrington and Michael C. Morgan, will expire at the New Stem third annual meeting of stockholders. See “Description of New Stem Capital Stock — Anti-Takeover Effects of New Stem’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law.”
Director Independence
The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our board of directors has determined that each of David Buzby, Adam E. Daley, Michael C. Morgan, Anil Tammineedi, Lisa Troe, Laura D’Andrea Tyson and Jane Woodward are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Pursuant to NYSE’s phase-in rules for newly listed companies, we have one (1) year from the date on which we are first listed on NYSE to for a majority of our board of directors be independent. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Officer and Director Compensation
Overview
Following the closing of the merger, we expect New Stem’s executive compensation program to be consistent with Stem’s existing compensation policies and philosophies, which are designed to:
•
attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•
reward senior management in a manner aligned with our financial performance; and

•
align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

Following the closing of the merger, decisions with respect to the compensation of our named executive officers will be made by the compensation committee of our board of directors. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the merger. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.
We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. We will also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our equity-owners and to enhance executive retention.
Base Salary
We expect that our named executive officers’ base salaries in effect prior to the merger will continue as described under “Executive and Director Compensation of Stem,” subject to immaterial increases made in connection with Stem’s annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.
Annual Bonuses
We expect that New Stem will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Stock-Based Awards
We expect New Stem to use stock-based awards in future years to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of New Stem’s equityholders. Stock-based awards will be awarded in future years under the Incentive Plan. For a description of the Incentive Plan, please see “Proposal No. 10 The Incentive Plan Proposal.”
Other Compensation
We expect New Stem to continue to maintain various employee benefit plans currently maintained by Stem, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New Stem to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by Stem that are not generally available to all employees. For additional details, please see “Executive and Director Compensation of Stem.”
Director Compensation
The board of directors of New Stem expects to approve a non-employee director compensation program on the terms described herein in connection with the merger and the offering described in this proxy statement/consent solicitation statement/prospectus.
Under the non-employee director compensation program, each of the non-employee directors is expected to be eligible to receive annual cash retainers for their service on the board of directors of New Stem and the committees of such board. The expected cash retainers are set forth in the table immediately below. In addition, New Stem will reimburse non-employee directors for reasonable travel expenses incurred by them in connection with attendance at meetings of the board of directors of New Stem, in accordance with New Stem’s expense reimbursement policy as in effect from time to time.
Position	Cash Retainer ($)
Board Member	$36,000
Audit Committee Member	$10,000
Audit Committee Chair	$20,000
Compensation Committee Member	$6,000
Compensation Committee Chair	$12,000
Nominating, Governance and ESG Committee Member	$4,000
Nominating, Governance and ESG Committee Chair	$8,000
Non-employee directors are also expected to be granted an annual award of restricted stock units valued at $140,000, which award is expected to vest on the one-year anniversary of the date of grant, subject to the director’s continuous service.
Under the Incentive Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on the board of directors of New Stem having a value that, together with cash fees paid to such individual for service on the board of directors of New Stem, exceed $600,000.
Committees of the Board of Directors
Upon completion of the merger, New Stem’s board of directors will have three standing committees: an audit committee, a compensation committee and a nominating, governance and sustainability committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation and nominating, governance and sustainability committees of a listed company be comprised solely of independent directors. The charter of each committee will be available on New Stem’s website.
Audit Committee
Upon completion of the merger, Adam E. Daley, Anil Tammineedi and Lisa Troe will serve as members of our audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below. Adam E. Daley, Anil Tammineedi and Lisa Troe are independent. Because we expect to list New Stem’s securities on the NYSE, we have one year from the date of initial listing to have our audit committee be comprised solely of independent members.
Lisa Troe will serve as chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of NYSE listing standards and our board of directors has determined that Lisa Troe is as an “audit committee financial expert” as defined in applicable SEC rules.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, (iv) the performance of our internal audit function and (v) the performance of our independent registered public accounting firm.
Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the effectiveness of the registration statement.
Compensation Committee
Upon completion of the merger, David Buzby, Michael C. Morgan and Jane Woodward will serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent. David Buzby, Michael C. Morgan and Jane Woodward are independent. Michael C. Morgan will serve as chair of the compensation committee.
The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors will adopt a written charter for the compensation committee, which will be available on our website. upon the effectiveness of the registration statement. The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.
Nominating, Governance and Sustainability Committee
Upon completion of the merger, Anil Tammineedi, Laura D’Andrea Tyson and Jane Woodward will serve on our nominating, governance and sustainability committee. Laura D’Andrea Tyson will serve as chair of the nominating, governance and sustainability committee.
The primary purposes of our nominating, governance and sustainability committee will be to assist the board in: (i) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (ii) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (iii) identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (iv) reviewing and recommending to the board of directors corporate governance principles applicable to us, (v) overseeing the evaluation of the board of directors and management and (vi) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Our board of directors will adopt a written charter for the nominating, governance and sustainability committee, which will be available on our website upon completion of the merger.
Director Nominations
Our nominating, governance and sustainability committee will recommend to the board of directors candidates for nomination for election at the annual meeting of the stockholders. The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our listing on the NYSE, holders of New Stem Common Stock will not have the right to recommend director candidates for nomination to our board of directors.
Compensation Committee Interlocks and Insider Participation
Upon completion of the merger, David Buzby, Michael C. Morgan and Jane Woodward and Michael C. Morgan will serve as chair of the compensation committee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Code of Business Conduct
We will adopt a new code of business conduct (the “code of business conduct”) that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer, chief revenue officer and chief operating officer, which will be available on our website upon the effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.
Corporate Governance Guidelines
Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board, principal executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

THE MERGER
The following is a discussion of the merger and the material terms of the merger agreement among STPK, Merger Sub and Stem. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about STPK or Stem. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.
Terms of the Merger
Transaction Structure
STPK’s and Stem’s boards of directors have approved the merger agreement. The merger agreement provides for the merger of Stem with and into Merger Sub, a wholly owned subsidiary of STPK, with Stem surviving the merger as a wholly owned subsidiary of STPK.
Merger Consideration
Under the terms of the merger agreement, immediately prior to the effective time of the merger, (i) each share of Stem Senior Preferred Stock issued and outstanding immediately prior to the effective time of the merger will be converted into a number of shares of Existing Stem Common Stock in accordance with the Stem charter (the “Stem Preferred Conversion”), (ii) all Convertible Notes will be converted into Stem Senior Preferred Stock in accordance with the terms of the Convertible Notes (the “Convertible Notes Conversion”) and (iii) certain Stem Warrants will be exercised by holders into Existing Stem Common Stock in accordance with the terms thereof (the “Stem Warrant Exercise”).
At the effective time of the merger, each outstanding share of Existing Stem Common Stock, including common stock held by prior owners of Stem Preferred Stock, Convertible Notes and Stem Warrants, (in each case, other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) will be cancelled and converted into the right to receive the number of shares of New Stem Common Stock in a ratio (the “Exchange Ratio”) equal to: (a)(i)(A) $650 million plus (B) the aggregate exercise price of all Stem Options whether vested or unvested, outstanding immediately prior to the Effective Time divided by (ii) $10.00 divided by (b) the total number of shares of Existing Stem Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted basis (including the number of Existing Stem Common Stock issued or issuable upon the Stem Preferred Conversion, the Convertible Notes Conversion and the Stem Warrant Exercise (assuming that all Stem warrants have been exercised) and including the aggregate number of shares issuable upon the exercise of all Stem Options, whether vested or unvested, outstanding immediately prior to the Effective Time in accordance with their respective terms). A portion of the 65,000,000 shares of New Stem Common Stock will be reserved for issuance upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger. Any resulting fractional shares of New Stem Common Stock will instead be paid in cash in an amount equal to the fractional amount multiplied by $10.00. See “The Merger Agreement — Merger Consideration — Consideration; Conversion of Shares.”
Conversion of Shares; Exchange Procedures
The conversion of Existing Stem Common Stock issued or issuable upon the Stem Preferred Conversion, the Convertible Notes Conversion and the Stem Warrant Exercise will occur automatically immediately prior to the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, New Stem will exchange shares of Existing Stem Common Stock and Stem Preferred Stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.
Certificates and Letters of Transmittal
Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, Stem will send a letter of transmittal to each holder of Existing Stem Common Stock, Stem Preferred Stock, Stem

Warrants or Convertible Notes immediately prior to the effective time of the merger. This mailing will contain instructions on how to exchange Stem capital stock for the merger consideration the holder is entitled to receive under the merger agreement. From and after the effective time, Stem stockholders who properly and duly execute the letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive the applicable portion of merger consideration.
Unaudited Prospective Financial Information of Stem
Stem does not as a matter of course publicly disclose long-term forecasts or internal projections of their future performance, revenue, earnings, financial condition or other results. However, Stem’s senior management prepared and provided to Stem’s board of directors, Stem’s financial advisors and STPK certain internal, unaudited prospective financial information in connection with the evaluation of the merger. Stem’s senior management prepared such financial information based on Stem’s senior management’s judgement and assumptions regarding the future financial performance of Stem. The inclusion of the below information should not be regarded as an indication that Stem or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results.
The unaudited prospective financial information of Stem is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.
While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Stem’s senior management, including, among other things, the matters described in the sections entitled “Forward-Looking Statements; Market, Ranking and Other Industry Data,” “Risk Factors” and “Stem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Stem believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Stem had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Stem’s business, industry performance, the regulatory environment and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of Stem’s management, such financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Stem senior management’s knowledge and belief, the expected course of action and the expected future financial performance of Stem. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of STPK, WithumSmith+Brown, PC, STPK’s independent registered public accounting firm, and Deloitte & Touche LLP, Stem’s independent registered accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER STEM NOR STPK INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR

EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF STEM, STPK NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY STEM STOCKHOLDER, STPK STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. STPK DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.
Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Stem may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures.
The following table sets forth certain summarized prospective financial information regarding Stem for 2021, 2022, 2023, 2024, 2025 and 2026:
(MM)	FY21E	FY22E	FY23E	FY24E	FY25E	FY26E
Cumulative AUM (MWh)(1)	1,046	1,754	3,785	7,257	11,834	17,799
YoY Growth	46%	68%	116%	92%	63%	50%
Bookings(2)	$198	$342	$721	$848	$974	$1,159
YoY Growth	37%	72%	111%	18%	15%	19%
Revenue(2)	$147	$315	$526	$748	$944	$1,167
YoY Growth	348%	115%	67%	42%	26%	24%
Pro Forma Gross Profit(3)	$24	$82	$169	$264	$360	$483
Gross Margin(3)	16%	26%	32%	35%	38%	41%
Total Operating Expenses(4)	49	54	55	60	65	66
Adjusted EBITDA	$(25)	$28	$113	$204	$295	$417
EBITDA Margin %	NM	9%	22%	27%	31%	36%
CapEx	$(17)	$(34)	$(39)	$(37)	$(35)	$(25)
Free Cash Flow	$(49)	$(7)	$70	$162	$253	$381

(1)
“AUM” means Assets Under Management.

(2)
Bookings and revenue estimates were formulated using estimates for the size of the total addressable market from Wood Mackenzie, a global energy research and consultancy group, among others for each specific market segment. Stem assumed forecasted market share assumptions that are generally in line with market expectations regarding share statistics for Stem.

(3)
Pro Forma Gross Profit and Pro Forma Gross Margin have been adjusted for non-recurring, non-system related items and amortization related to product development (IDS) costs. Estimates for hardware costs utilized third-party estimates for stationary energy storage systems from Bloomberg New Energy Finance, a primary research service that covers clean energy and related industries, among other data services.

(4)
Stem’s existing costs for delivery of software services and expenses related to personnel and operations formed the basis of forecast operational expenses. The Company expects to leverage its existing relationships and knowledge base to manage these costs over time.

(5)
“NM” means Not Meaningful. Pro Forma Gross Profit and Pro Forma Gross Margin have been adjusted for non-recurring, non-system related items and amortization related to product development (IDS) costs.

Certain Financial Analysis
Comparable Public Companies
STPK’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to STPK following a business combination with Stem and this analysis was presented to the STPK board of directors. The relative valuation analysis was based on selected publicly-traded companies in the Solar Technology, Distributed Solar, Sustainable Infrastructure and Diversified Energy Tech markets (each further described below and together, the “Publicly Traded Benchmark Companies”). The selected companies in each sector were chosen because they were determined by STPK’s management to be the most relevant in their particular sector (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of Stem). These companies were selected by STPK as the publicly traded companies having businesses with similar end markets, business models, go-to-market strategies, ESG characteristics forecasted margins and growth rates. While these companies may share certain characteristics that are similar to those of Stem, the STPK board of directors recognized that no company was identical in nature to Stem.
The relative valuation analysis considered by the Star Peak Board was comprised of four groups of public companies. The Publicly Traded Benchmark Companies can be summarized as follows:
Solar Technology Solutions:   These selected companies have robust upfront cash generation and serve similar end markets to Stem.
Distributed Solar:   These selected companies have diversified long-term cash flows as well as increasing storage attachment rates for the product offerings.
Sustainable Infrastructure:   These selected companies have similar business models (upfront equipment margins augmented by recurring software and service oriented cash flows).
Diversified Energy:   This company has emphasized their Front-of-the-Meter (“FTM”) and Behind-the-Meter (“BTM”) energy storage business as an important business segment.
Using publicly available information, STPK’s management reviewed with the STPK board of directors, among other things, the 2020 to 2021 estimated revenue growth rates, 2021 estimated gross margin and 2021 estimated EBITDA margin with respect to each such selected comparable company. The percentages for the selected comparable companies and the median for each sector, as of December 1, 2020, are summarized in the table below:
	Revenue Growth	Gross Margin	EBITDA Margin
	2021E	2021E	2021E
Solar Technology Solutions
Array	14%	22%	17%
Enphase	63%	38%	26%
SolarEdge	22%	33%	19%
Distributed Solar
Sunnova(3)	31%	60%	80%
Sunpower	26%	18%	9%
Sunrun	53%	27%	NM

	Revenue Growth	Gross Margin	EBITDA Margin
	2021E	2021E	2021E
Sustainable Infrastructure
Bloom Energy	29%	27%	12%
Chargepoint(4)	47%	31%	NM
Diversified Energy
Tesla	46%	22%	19%
Median (across peers)	31%	27%	18%

(3)
Sunnova EBITDA adjusted to include loan business income (principal and interest).

(4)
Chargepoint forward-looking metrics based on management estimates.

Based on the review of these selected comparable publicly traded companies as of December 1, 2020, the STPK board of directors concluded that Stem’s estimated revenue growth rates and estimated gross margins and EBITDA margins were attractive relative to the selected comparable companies, as well as the median of the Publicly Traded Benchmark Companies.
Using publicly available information, STPK management also reviewed with the STPK board of directors, among other things, the enterprise values (defined as market capitalization plus net debt plus minority investments minus unconsolidated investments) as multiples of revenue and EBITDA for estimated calendar years 2021 and 2022 with respect to each such selected comparable company. The multiples for the selected comparable companies and the median for each sector, as of December 1, 2020, are summarized in the table below:
	Enterprise Value / Revenue		Enterprise Value / EBITDA
	2021E	2022E	2021E	2022E
Solar Technology Solutions
Array(5)	5.7x	4.9x	33.1x	29.0x
Enphase	13.5x	10.7x	52.1x	40.0x
SolarEdge	8.1x	6.7x	42.9x	33.9x
Distributed Solar
Sunnova	27.7x	20.4x	34.7x	23.9x
Sunpower	3.0x	2.6x	33.6x	22.6x
Sunrun	11.8x	10.7x	NM	NM
Sustainable Infrastructure
Bloomenergy	5.2x	4.2x	43.9x	27.4x
Chargepoint(6)	41.9x	24.0x	NM	NM
Diversified Energy
Tesla	14.3x	11.7x	75.1x	60.3x
Median (across peers)	11.8x	10.7x	42.9x	29.0x

(5)
Array enterprise value calculated using pro forma debt and cash figures from S-1 (as of 13-Oct-2020).

(6)
Based on Chargepoint EV of ~$8.3B; forward-looking metrics based on management estimates.

The STPK board concluded that Stem’s 2021 and 2022 estimated enterprise values as multiples of revenue and EBITDA were an attractive valuation relative to 2021 and 2022 estimated enterprise values as multiples of revenue and EBITDA of such selected comparable companies, as well as the median of the Publicly Traded Benchmark Companies.
The STPK board of directors viewed Stem’s revenue compound annual growth rate and long term gross profit margin and EBITDA margin as the most relevant operational measures on which to evaluate

Stem’s performance relative to comparable companies based on their belief that revenue growth coupled with gross profit margin growth are the appropriate metrics to evaluate a company in Stem’s stage of growth. Furthermore, the STPK board of directors viewed Stem’s enterprise value as a multiple of both near term revenue and longer term EBITDA as the most relevant valuation measures on which to evaluate Stem’s value based on their belief that these multiples are the most prevalent and relevant metrics for the following sectors: (1) Solar Technology Solutions; (2) Distributed Solar; (3) Sustainable Infrastructure; and (4) Diversified Energy. The results of this analysis (as described above) supported the STPK board of directors’ determination, based on a number of factors, that the terms of the merger were fair to and in the best interests of STPK and its stockholders.
Background of the Merger
The terms of the merger agreement are the result of negotiations between STPK, Stem and their respective representatives. The following is a brief description of the background of these negotiations.
STPK is a blank check company formed under the laws of the State of Delaware and was incorporated in Delaware on October 29, 2018. STPK was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with the intent to focus specifically on a combination with a target business in the energy and infrastructure sector in North America.
In November 2018, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. The Founder Shares were later split on July 13, 2020, resulting in the Sponsor holding 10,062,500 Founder Shares. On July 29, 2020, the Sponsor transferred 40,000 Founder Shares to each of Desirée Rogers and C. Park Shaper, the independent directors.
On August 20, 2020, STPK completed its IPO of 35,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $350 million. Each unit consists of one (1) share of Class A Common Stock, par value $0.0001, and one-third (1/3) of one (1) warrant. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
Concurrently with the completion of STPK’s IPO, the Sponsor purchased an aggregate of 6,733,333 Private Placement Warrants at a price of $1.50 per warrant, or $10 million in the aggregate. Each whole Private Placement Warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.
On August 26, 2020, STPK issued an additional 3,358,504 units (the “Over-Allotment Units”) pursuant to the exercise by the underwriters of a portion of their over-allotment option in connection with the IPO. The Over-Allotment Units were priced at $10.00 per unit, generating total gross proceeds of $33,585,040. Concurrently, the Sponsor purchased an additional 447,801 Private Placement Warrants and forfeited 472,874 Founder Shares. Of the proceeds received from the consummation of the IPO, the private placement purchases by the Sponsor and the sale of the Over-Allotment Units, $383,585,040 (or $10.00 per unit sold in the public offering) was deposited in STPK’s trust account.
Prior to the consummation of STPK’s IPO, neither STPK, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination with STPK.
Between August 20, 2020, the date of STPK’s IPO, and September 28, 2020, the date on which STPK entered into exclusivity with Stem (as further described below), STPK initiated contact with approximately 89 potential targets. These potential targets were in various categories of the energy storage and green energy industries, including renewable energy generation, bio fuels, food technologies, waste management and logistics, carbon capture, hydrogen technologies, fuel cells, electric vehicle infrastructure, transportation, mobility, energy transportation and storage. STPK met with management teams, board members or other investors of approximately 69 different potential acquisition targets. STPK then conducted additional due diligence with respect to 17 potential targets (the “Potential Targets”).

STPK conducted due diligence to varying degrees on the Potential Targets, including review of the business’ management, stockholders, business model, valuation, balance sheet and historical and projected financials, in each case to the extent made available, among other diligence reviews. Following such reviews, and at various points in time, STPK decided to discontinue discussions with the Potential Targets other than Stem, for one or various reasons, including maturity of the business, a near-term path to profitability, state of financial systems and/or controls, or impact of COVID-19, among other reasons.
On August 20, 2020, in the course of STPK’s review of potential business combination targets, Chris Buddin from Goldman Sachs emailed John Carrington, the Chief Executive Officer of Stem, and arranged for an introductory videoconference to discuss Stem’s business.
On August 21, 2020, Eric Scheyer, Mike Morgan and Dain DeGroff of STPK, had an introductory meeting in which they discussed Stem’s business and the SPAC business combination process.
On August 24, 2020, in the course of STPK’s review of Potential Targets, Mike Morgan reached out to Raj Atluru of Activate Capital, a stockholder of Stem to discuss STPK and Activate’s portfolio companies.
On August 24, 2020, STPK and Stem entered into a non-disclosure agreement with respect to the sharing of confidential information.
On August 26, 2020, Mike Morgan and Dain DeGroff of STPK and Raj Atluru of Activate Capital had an introductory call. They discussed various topics, including Stem’s business and the SPAC business combination process.
On August 28, 2020, Stem provided a management presentation to representatives of STPK, including Eric Scheyer, Mike Morgan, Adam Daley and Craig Rohr.
On August 31, 2020, Mike Morgan spoke with John Carrington and indicated STPK’s initial interest in exploring a transaction with Stem and beginning due diligence.
Stem has regularly engaged from time to time in a review of potential strategic alternatives, including additional fundraising from debt or equity sources, possible business combinations or an IPO, with the assistance of Stem’s strategic advisors, Morgan Stanley and Nomura Greentech (together, the “Company Advisors”). Stem management also provided updates on its strategic process to the Stem board of directors through weekly or bimonthly meetings during the same period. During this period, management of Stem also became familiar with the general opportunities of potential business combinations with special purpose acquisition companies and consulted with the Company Advisors regarding the structuring and potential benefits and risks associated with a transaction of that nature.
On September 7, 2020, STPK sent Stem a detailed due diligence request list, including, but not limited to, financial items, competitive dynamics, business operations and end markets.
On September 11, 2020, Mike Morgan spoke with John Carrington and outlined STPK’s intention to present a term sheet after completing initial due diligence.
On September 20, 2020, STPK sent an initial indication of terms to Stem and Mike Morgan called John Carrington wherein he described STPK’s initial proposal. This initial indication of terms set forth STPK’s proposed consideration package of $650 million and included terms for the proposed lock-up agreements to be entered into with Stem’s stockholders on the same terms as were currently applicable to Sponsor in its existing lock-up agreement.
On September 23, 2020, Morgan Stanley and Nomura Greentech responded to STPK’s initial proposal with revised terms to include the possible sources and uses, and the valuation and consideration STPK might propose for a potential business combination transaction between Stem and STPK.
On September 24, 2020, Mike Morgan, Adam Daley and Eric Scheyer had an update call with John Carrington and discussed potential terms of a transaction.
On September 25, 2020, following acceptance by Stem of the initial indication of terms, STPK sent a draft of a preliminary term sheet for a potential business combination to Stem (as revised, the “Preliminary Term Sheet”).

On September 25, 2020, the STPK board of directors met to discuss the transaction with Stem and authorized STPK to enter into the Preliminary Term Sheet.
On September 26, 2020, Stem sent a revised Preliminary Term Sheet to STPK. The revised draft accepted STPK’s proposed consideration package of $650 million, proposed instead a six-month lock up period post-closing for Stem’s existing stockholders, proposed a minimum cash condition of $300 million and contemplated an exclusivity period of 30 days.
On September 27, 2020, STPK sent a further revised Preliminary Term Sheet to Stem, which (i) accepted Stem’s request for a six-month lock up period but with the added condition that 95% of Stem’s stockholders agree to be bound by a lock-up agreement and (ii) accepted the minimum cash condition and exclusivity period.
On September 28, 2020, STPK and Stem executed the Preliminary Term Sheet.
On September 28, 2020, STPK engaged Kirkland & Ellis LLP (“K&E”) as its mergers and acquisitions and capital markets counsel.
On September 29, 2020, STPK commenced confirmatory business due diligence and third-party legal, financial, accounting, tax, information technology, insurance, benefits and industry trends due diligence, and participated in various discussions with representatives of Stem.
On September 30, 2020, STPK engaged Eversheds Sutherland (US) LLP (“Eversheds”) as its counsel to assist in legal diligence related to commercial relationships, regulatory matters and environmental, health and safety matters.
Throughout the months of October and November 2020, Stem, STPK and their respective advisors participated in a number of due diligence telephone calls and exchanged due diligence materials, including in the areas of legal, financial, market, information technology, software, tax, insurance, employee benefits and industry trends.
On October 12, 2020, Mike Morgan and Dain DeGroff met with John Carrington for dinner to generally discuss Stem’s business and operations.
On October 12, 2020, K&E, counsel to STPK, spoke with Gibson, Dunn & Crutcher LLP (“GDC”), counsel to Stem, to discuss the timeline to execution of the definitive documentation, allocation of drafting responsibilities and certain other topics. At this meeting, the parties agreed that K&E would commence drafting the merger agreement for the potential business combination.
On October 20, 2020, STPK sent to Stem the initial draft of the first amendment to the Preliminary Term Sheet, to, among other things, increase the size of the contemplated PIPE Investment, revise the minimum cash condition to be calculated prior to payment of any transaction expenses and extend the exclusivity period through November 30, 2020.
On October 21, 2020, STPK and Stem executed the first amendment to the Preliminary Term Sheet, which (i) modified the closing cash condition to be $300 million based on “gross” rather than “net” proceeds and (ii) extended exclusivity to November 30, 2020.
On October 22, 2020, STPK began providing Stem with information regarding the PIPE Investment that would be used to provide financing in a potential transaction, as well as an illustrative business combination timeline, and additional diligence information regarding STPK.
On October 26, 2020, Members of Stem Management met with STPK Management as part of a management due diligence session at Stem’s headquarters in California and at the Rosewood Sand Hill Hotel in Menlo Park, California.
On October 27, 2020, STPK sent to Stem the initial draft of the second amendment to the Preliminary Term Sheet, to reduce the minimum cash condition from $300,000,000 to $200,000,000.
On October 27, 2020, STPK and Stem executed the second amendment to the Preliminary Term Sheet, which modified the minimum cash condition to be reduced to $200 million on a gross-proceeds basis.

On October 30, 2020, STPK held a board meeting, during which, among other things, the Preliminary Term Sheet was reviewed, a transaction status update was given, Stem’s PIPE Investment investor presentation was reviewed, and the STPK board of directors (the “STPK Board”) approved STPK to engage Goldman Sachs & Co. LLC (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) to act as placement agents for STPK in connection with the PIPE Investment. The STPK Board also authorized STPK to begin the PIPE Investment marketing process.
On November 4, 2020, Eversheds delivered its initial legal due diligence memorandum. The scope of diligence focused on matters relating to commercial relationships, regulatory matters and environmental, health and safety matters.
On November 5, 2020, STPK entered into a formal engagement letter with Goldman Sachs and Credit Suisse to act as a placement agents on the potential business combination.
On November 5, 2020, STPK and Stem commenced wall crossing potential PIPE Investors.
On November 6, 2020, K&E distributed to GDC an initial draft of the merger agreement for the potential business combination.
On November 6, 2020, K&E distributed to STPK its initial legal due diligence memorandum. The scope of diligence focused on matters relating to general corporate and indebtedness, human resources, intellectual property, and international trade affairs.
On November 8, 2020, members of STPK Management discussed with K&E its diligence memorandum and the status of on-going legal diligence.
On November 10, 2020, GDC provided K&E its initial comments to the merger agreement. The revised draft generally addressed risk allocation, required waivers with respect to anti-dilution rights, representations and warranties, covenants, termination provisions and closing conditions.
On November 14, 2020, GDC provided K&E supplemental tax comments to the merger agreement.
On November 16, 2020, K&E provided GDC a revised draft of the merger agreement, generally dealing with the same open issues as in GDC’s draft.
On November 25, 2020, STPK and Stem executed the third amendment to the Preliminary Term Sheet to further extend the exclusivity period until December 15, 2020.
Between November 6, 2020 and December 3, 2020, STPK and Stem negotiated various terms of the merger agreement and ancillary transaction documents of the potential business combination.
Between September 25, 2020 and December 2, 2020, Stem’s board of directors met with the Company Advisors, GDC and Stem management to discuss the proposed business combination, the merger agreement and other transaction documents. In addition, John Carrington communicated with individual members of Stem’s board of directors to update them on the status of the proposed business combination and discussions between Stem and STPK.
On December 2, 2020, the STPK Board met and discussed the PIPE Investment and the proposed business combination with Stem. During such meeting, Goldman Sachs, provided an update on the PIPE marketing process and explained that the PIPE was oversubscribed. The STPK board of directors also discussed the various benefits and risks associated with the transaction, including the proposed sources and uses of funds (including the variability of outcomes depending on STPK redemption levels), the pro forma capitalization of the combined company, the closing certainty associated with the transaction and other aspects of the transaction. K&E also presented an overview of the fiduciary duties of the STPK board of directors and STPK management in the context of the proposed merger under Delaware law.
Between the end of November and December 3, 2020, K&E and GDC collectively negotiated the terms of the PIPE Agreements with prospective investors and responded to follow up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the merger. During this time, the prospective investors conveyed to Goldman Sachs and Credit Suisse their initial proposed subscription amounts. During this process, several prospective investors requested the ability to purchase additional shares in the PIPE Investment. Based on these requests, the STPK Board elected to increase the maximum PIPE Investment. On December 3, 2020, a final version of the PIPE Agreement was distributed to the prospective investors, which reflected the outcome of negotiations between the parties and the prospective investors. On December 3, 2020, the PIPE Investors that had chosen to participate in the PIPE Investment indicated their final subscription amounts and delivered executed PIPE Agreements for purchases of an aggregate of 22.5 million shares of New Stem Common Stock at $10.00 per share.
On December 1, 2020, the board of directors of Stem held a virtual meeting to discuss the terms of the merger agreement and the merger. During such meeting, Morgan Stanley, Stem’s financial advisor, summarized current market conditions relating to SPAC transactions and Stem’s transaction process and prior outreach to potential transaction counterparties, as well is alternative transactions that had been explored. In addition, Morgan Stanley discussed the valuation being offered by STPK, provided an update on the PIPE marketing process and explained that the PIPE was oversubscribed. The Stem board of directors then undertook a rigorous discussion and question and answer session regarding the merits of increasing the size of the PIPE Investment. The Stem board of directors also discussed the various benefits and risks associated with the transaction, including the proposed sources and uses of funds (including the variability of outcomes depending on STPK redemption levels), the pro forma capitalization of the combined company, the closing certainty associated with the transaction, and other aspects of the transaction. GDC and Wilson Sonsini Goodrich & Rosati also presented an overview of the fiduciary duties of the Stem board of directors and Stem management in the context of the proposed merger under Delaware law.
On December 3, 2020, the Stem board of directors reconvened and adopted resolutions (i) determining that it is in the best interests of Stem for Stem to enter into the merger agreement and the ancillary agreements and (ii) adopting the merger agreement and approving Stem’s execution and delivery of the merger agreement and the consummation of the merger.
Recommendation of the Stem Board of Directors and Reasons for the Merger
After consideration, the Stem board of directors adopted resolutions determining that the merger, the merger agreement the other transactions contemplated by the merger agreement were advisable and in the best interests of Stem and its stockholders, authorizing and approving the merger, the merger agreement and the transactions contemplated thereby, directing that the merger agreement be submitted to the holders of Existing Stem Common Stock and preferred stock for consideration. The Stem board of directors recommends that the holders of Stem capital stock accept and approve the merger and adopt the merger agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
In reaching its decision to authorize and approve, and declare advisable, the merger agreement and resolving to recommend that Stem stockholders adopt and approve the merger agreement and thereby accept and approve the merger and the other transactions contemplated by the merger agreement, the Stem board of directors consulted with Stem’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Stem’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an IPO of Stem. Among the various factors that the Stem board of directors considered in favor of its decision are:
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Other Alternatives.   It is the belief of the Stem board of directors, after review of alternative strategic opportunities from time to time, that the proposed merger represents the best potential transaction for Stem to execute its business plan, create greater value for Stem’s stockholders, while also providing greater liquidity by owning stock in a public company.

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Advantages Over a Traditional IPO.   Prior to executing the merger agreement, the Stem board of directors considered the alternative of a traditional IPO. The Stem board of directors considered that the merger provided certain advantages over a traditional IPO. In particular, the Stem board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as Stem, the merger with STPK was likely to provide for a more time- and cost-effective means to capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to Stem’s existing stockholders and would provide potential investors with more extensive information about the prospects of Stem.
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Terms of the Merger Agreement.   The Stem board of directors considered the terms and conditions of the merger agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approval, in addition to the transactions contemplated thereby, including the merger.

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Size of Post-Combination Company.   The Stem board of directors considered the merger implied pro forma enterprise value of approximately $829 million for Stem, providing Stem’s stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

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Access to Capital.   The Stem board of directors expects that the merger will be a more time- and cost-effective means to access capital, repay a portion of its existing indebtedness and reduce leverage than other options considered, including an IPO.

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Benefit from Being a Public Company.   The Stem board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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STPK Letter Agreement.   The Stem board of directors considered that, pursuant to the Letter Agreement entered into with STPK, the Sponsor and each of STPK’s officers and directors, among other things, agreed to vote any Founder Shares held by them and any shares of STPK common stock purchased during or after STPK’s IPO in favor of a proposed initial business combination and not to redeem such shares in connection with such a transaction and that the Sponsor, STPK’s officers and directors and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon.

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Subscription Agreements.   The Stem board of directors considered that, pursuant to each Subscription Agreement between STPK and certain third-party investors (the “PIPE Investors”), the PIPE Investors have agreed to subscribe for and purchase, and STPK (and upon consummation of the merger, New Stem) has agreed to issue and sell to the PIPE Investors, an aggregate of 22.5 million shares of New Stem Common Stock for an aggregate purchase price of $225.0 million immediately following the effective time of the merger, on the terms and subject to the conditions set forth therein.

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Support Agreements.   The Stem board of directors considered that, concurrent with the execution of the merger agreement, certain holders representing greater than 65% of the outstanding shares of Existing Stem Common Stock and Stem Preferred Stock (determined on an as-converted basis) entered into the support agreements with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written within two (2) business days after this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC, adopting the merger agreement, approving the merger and converting the Stem Senior Preferred Stock to Existing Stem Common Stock effective immediately prior to, and conditioned upon, the effective time of the merger agreement.

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Waiver Agreement.   The Stem board of directors considered that, concurrent with the execution of the merger agreement, the Sponsor has, pursuant to the Waiver Agreement, agreed to (i) waive certain anti-dilution rights of holders of Founder Shares and (ii) convert its Founder Shares into shares of New Stem Common Stock on a one-for-one basis in connection with the merger, in each case on the terms and subject to the conditions set forth therein.

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Sponsor Lock-up Agreement.   In addition, the Sponsor and the holders of the Founder Shares have agreed to be subject to a lock-up of up to one year in respect of their Founder Shares.

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Investor Rights Agreement.   The Stem board of directors also considered that, as of the closing of the merger, STPK will enter into the Investor Rights Agreement (the “IRA”) among STPK, the Sponsor and certain other holders of New Stem Common Stock (collectively, the “IRA Parties”). In accordance with the IRA, the IRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. Pursuant to the terms of the IRA, the Sponsor will have the ability to nominate two directors to the New Stem board of directors, one of which will be a Class II Director and one of which will be a Class III Director (the “Investor Directors”). In the event that an Investor Director no longer serves on the New Stem board of directors due to such director’s, death, disability, retirement, removal or resignation, during such Investor Director’s initial term, the Sponsor may designate a new individual to fill the vacancy. The IRA also provides that STPK will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.
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For a more detailed description of the STPK Letter Agreement, the Subscription Agreements, the support agreements, the Waiver Agreement and the IRA, see the section titled “Other Agreements” beginning on page 190 of this proxy statement/consent solicitation statement/prospectus.

The Stem board of directors also considered the following negative factors:
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Risk that the Merger may not be Completed.   The Stem board of directors considered the risk that the merger might not be consummated in a timely manner or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

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Impact on Reputation and Business if the Merger is not Completed.   The Stem board of directors considered the possibility that the merger might not be completed and that there may be an adverse effect of the public announcement of the merger on Stem’s reputation and business in the event the merger is not completed.

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Expenses and Challenges.   The Stem board of directors considered the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies.

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Costs of being a Public Company.   The Stem board of directors considered the additional public company expenses and obligations that Stem’s business will be subject to following the merger that it has not previously been subject to.

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Restrictions on Operations of Stem’s Business.   The Stem board of directors considered the fact that, although Stem will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates Stem, subject to STPK’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Stem from undertaking certain business opportunities that might arise pending completion of the merger.

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Interests of Stem Executive Officers and Directors.   The Stem board of directors considered the fact that certain executive officers and directors of Stem have interests in the merger that may be different from, or in addition to, the interests of Stem stockholders generally, including the manner in which they would be affected by the merger, and the other matters disclosed in the section titled “The Merger — Interests of Stem Directors and Executive Officers in the Merger” beginning on page 171 of this proxy statement/consent solicitation statement/prospectus.

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Other Risks.   The Stem board of directors considered various other risks associated with the combined organization and the merger, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the factors considered by the Stem board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Stem board of directors. In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Stem board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Stem board of directors considered all these factors as a whole, including discussions with, and questioning of, Stem’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.
The Stem board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected Stem stockholders would receive as a result of the merger, including the belief of the Stem board of directors that the merger would maximize the immediate value of shares of Stem common stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of Stem, including the potential execution risks associated with an IPO of Stem common stock and preferred stock and pursuing its business plan as a public company. Accordingly, the Stem board of directors determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Stem and its stockholders, and authorizing and approving, and declaring advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Stem board of directors recommends that Stem stockholders consent to the merger agreement and the merger and the transactions contemplated thereby.
Recommendation of the STPK Board of Directors and Reasons for the Merger
STPK’s board of directors, in evaluating the merger, consulted with STPK’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of STPK and its stockholders and (ii) to recommend that the stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, STPK’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, STPK’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. STPK’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of STPK’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”
In approving the merger, STPK’s board of directors determined not to obtain a fairness opinion. The officers and directors of STPK have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of STPK’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, STPK’s officers and directors and STPK’s advisors have substantial experience with mergers and acquisitions.
STPK’s board of directors considered a number of factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
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Growth Prospects.   Stem is a market leader in an attractive and growing industry with an already successful business and with strong growth prospects within the energy storage industry;

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Large Addressable Market.   Stem competes in a total U.S. addressable market estimated at more than $1.2 trillion. As the company pursues other opportunities in the energy storage industry, STPK’s potential addressable market will continue to grow;

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Economics.   Some of the factors STPK’s board of directors considered include Stem having the first-mover advantage, Stem being a market share leader, and Stem having a highly attractive growth profile. STPK’s board of directors also considered Stem’s extensive network of energy storage systems with 900+ sites and 1 GWh in operation and contracted. These storage systems have over ten years of data and over 20 million cumulative runtime hours. Other factors STPK’s board of directors considered include Stem’s contracted backlog through 2021, Stem’s robust long-term forecast, Stem’s long-term market participation and Stem’s VPP capability;

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Due Diligence.   Due diligence examinations of Stem and discussions with Stem’s management and STPK’s financial and legal advisors concerning STPK’s due diligence examination of Stem;

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Financial Condition.   STPK’s board of directors also considered factors such as Stem’s historical financial results, outlook, financial plan and debt structure, as well as the financial profiles of publicly traded companies in the energy storage industry and adjacent markets and certain relevant information with respect to companies that had been acquisition targets or received equity financings in transactions similar to the merger. In considering these factors, STPK’s board of directors reviewed Stem’s recent growth in certain key financial metrics (including certain customer and revenue metrics), the current prospects for growth if Stem achieved its business plans and various historical and current balance sheet items for Stem. In reviewing these factors, STPK’s board of directors noted that Stem was well-positioned in its industry for strong future growth;

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Experienced and Proven Management Team.   Stem has a strong management team and the senior management of Stem intend to remain with New Stem in the capacity of officers and/or directors, which will provide helpful continuity in advancing Stem’s strategic and growth goals;

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Lock Up.   The Chief Executive Officer and certain other officers of Stem have agreed to be subject to a six-month lock up in respect of their New Stem option awards, and certain other significant Pre-Closing Holders have agreed to be subject to a six-month lock up in respect of their shares of New Stem Common Stock.

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Other Alternatives.   STPK’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to STPK, that the proposed merger represents the best potential business combination for STPK and the most attractive opportunity for STPK’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and STPK’s board of directors’ belief that such process has not presented a better alternative; and

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Negotiated Transaction.   The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between STPK and Stem.

STPK’s board of directors also considered a variety of uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:
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Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;

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Redemption Risk.   The potential that a significant number of STPK stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to STPK’s Existing Charter, which would potentially make the merger more difficult or impossible to complete;

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Stockholder Vote.   The risk that STPK’s stockholders may fail to provide the respective votes necessary to effect the merger;

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Closing Conditions.   The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within STPK’s control;

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Litigation.   The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

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Listing Risks.   The challenges associated with preparing Stem, a private entity, for the applicable disclosure and listing requirements to which STPK will be subject as a publicly traded company on the NYSE;

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Benefits May Not Be Achieved.   The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

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Liquidation of STPK.   The risks and costs to STPK if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in STPK being unable to effect a business combination by August 20, 2022;

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Costs Savings and Growth Initiatives May Not be Achieved.   The risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

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No Third-Party Valuation.   The risk that STPK did not obtain a third-party valuation or fairness opinion in connection with the merger;

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STPK Stockholders Receiving a Minority Position in Stem.   The risk that STPK stockholders may hold a minority position in Stem; and

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Fees and Expenses.   The fees and expenses associated with completing the merger.

In addition to considering the factors described above, STPK’s board of directors also considered other factors including, without limitation:
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Interests of Certain Persons.   Some officers and directors of STPK may have interests in the merger. See the section titled “— Interests of STPK’s Directors and Officers in the Merger” beginning on page 174 of this proxy statement/consent solicitation statement/prospectus.

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Other Risks Factors.   Various other risk factors associated with the business of Stem, as described in the section entitled “Risk Factors” beginning on page 25 of this proxy statement/consent solicitation statement/prospectus.

STPK’s board of directors concluded that the potential benefits that it expected STPK and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. STPK’s board of directors also noted that the STPK stockholders would have a substantial economic interest in the combined company (depending on the level of STPK stockholders that sought redemption of their Class A Common Stock into cash). Accordingly, STPK’s board of directors unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of STPK and its stockholders.
Interests of Stem Directors and Executive Officers in the Merger
Certain of Stem’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Stem’s stockholders. The members of the Stem board of directors were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the merger agreement and recommended that Stem stockholders approve the Business Combination Proposal. These interests include, among other things:
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Stem’s executive officers are expected to become the executive officers of New Stem upon consummation of the merger. Specifically, the following individuals who are currently executive officers of Stem will become officers of New Stem upon consummation of the merger, serving in the offices set forth opposite their names:

Name	Office
John Carrington	Chief Executive Officer
Bill Bush	Chief Financial Officer
Mark Triplett	Chief Operating Officer
Alan Russo	Chief Revenue Officer
Larsh Johnson	Chief Technical Officer
Prakesh Patel	Chief Strategy Officer

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Stem’s executive officers have previously entered into employment offer letter agreements with Stem, which include change in control and/or severance provisions. Stem’s executive officers have all entered into Change in Control Acknowledgement Letters, which clarify the impact of the merger agreement and the consummation of the merger under their employment offer letter agreements.

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Please see the section entitled “Executive Compensation of Stem — Severance and Change in Control Arrangements” and “Executive Compensation of Stem — Actions Taken in 2020 — Change in Control Acknowledgement Letters” of this proxy statement/consent solicitation statement/prospectus for a discussion of the arrangements entered into between Stem and each of Messrs. Carrington, Bush and Johnson.

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Mr. Triplett and Stem entered into an employment offer letter agreement on February 16, 2018 (the “Triplett Agreement”), which provides that Mr. Triplett will serve as the Chief Operating Officer of Stem. Mr. Triplett is eligible to receive severance benefits in the event his status as a full-time employee or service provider is terminated by the Company without “Cause” or by Mr. Triplett for “Good Reason” (each as defined in the Triplett Agreement). In the event of such a termination of service, Mr. Triplett would be eligible to receive a lump sum payment equivalent to six (6) months of his annual base salary and reimbursement for any unreimbursed business expenses. The Triplett Agreement provides for the following payments and benefits in the event that Mr. Triplett’s continuous status as a full-time employee or service provider is terminated within three (3) months prior to and six (6) months following a Change of Control (as defined in the 2009 Plan) either by Stem and/or any successor without Cause or by Mr. Triplett for Good Reason: (i) a lump sum payment equivalent to six (6) months’ worth of his annual base salary; (ii) a lump sum payment for the actual cost of the premiums that Mr. Triplett would pay for continuation of his health and life insurance benefits for a period of six (6) months; (iii) accelerated vesting of half of Mr. Triplett’s outstanding equity awards; and (iv) reimbursement for any unreimbursed business expenses. The merger will not constitute a Change of Control. Mr. Triplett’s receipt of severance payments and benefits under the Triplett Agreement would be subject to his continuing compliance with the terms of the Triplett Agreement and the Restrictive Covenants Agreement and his execution and non-revocation of a separation agreement that includes a general release of claims.

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Mr. Russo and Stem entered into an employment offer letter agreement dated March 6, 2018 (the “Russo Agreement”), which initially provided that Mr. Russo would serve as the Senior Vice President, Global Sales of Stem. He was subsequently promoted to Chief Revenue Officer of Stem. If upon or within twelve (12) months following a Change of Control (as defined in the Russo Agreement), Stem (or any parent or subsidiary or successor of Stem) terminates Mr. Russo’s employment with Stem other than for “Cause,” death or disability, or Mr. Russo resigns from such employment for “Good Reason,” then half of Mr. Russo’s then-unvested equity awards will immediately vest. The merger will not constitute a Change of Control.

Mr. Patel and Stem entered into an employment offer letter agreement on March 12, 2013, as amended by a letter agreement dated May 4, 2016 (the “Patel Agreement”). Mr. Patel is eligible to receive certain benefits in the event his employment is terminated by Stem without “Cause” or by Mr. Patel for “Good Reason” (in each case, as defined in the Patel Agreement) within twelve (12) months following a Change of Control (as defined in the Patel Agreement). In the event of such a termination of service, Mr. Patel would be eligible to receive accelerated vesting for half of Mr. Patel’s outstanding equity awards. The merger will not constitute a Change of Control.

Messrs. Triplett, Russo and Patel have also entered into the Change in Control Acknowledgment Letters. Please see the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — Change in Control Acknowledgement Letters” of this proxy statement/consent solicitation statement/prospectus for a discussion of this arrangement.

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Stem’s executive officers have agreed to enter into new employment arrangements with STPK that will become effective upon the consummation of the merger. Please see the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements” for a description of the material terms of this new employment agreement and the material compensation, benefits and severance payable to Messrs. Carrington, Bush and Johnson under such agreement. The following is a summary of the material compensation, benefits and severance payable to Messrs. Triplett, Russo and Patel under the New Executive Agreement:

Mr. Triplett:    Under the New Executive Agreement, Mr. Triplett will serve as the Chief Operating Officer of New Stem and be entitled to receive an annual base salary of $350,000 and be eligible to receive an annual cash target bonus equal to 65% of his annual base salary. Mr. Triplett will also be eligible to participate in the Incentive Plan, or the “Incentive Plan,” and will receive a Closing Grant of 65,000 time-vesting restricted stock units under the Incentive

Plan and a number of restricted stock units with a grant date fair value equal to approximately $700,000 for 2021. Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, outside of the Change in Control Period, Mr. Triplett would be eligible to receive nine (9) months of Non-CIC Cash Severance, six (6) months of Non-CIC Equity Acceleration, and nine (9) months of Non-CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, during the Change in Control Period, Mr. Triplett would be eligible to receive CIC Cash Severance based on a multiple of one (1) times, the CIC Equity Acceleration, and twelve (12) months of CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

Mr. Russo:   Under the New Executive Agreement, Mr. Russo will serve as the Chief Revenue Officer of New Stem and be entitled to receive an annual base salary of $275,000 and be eligible to receive an annual cash target bonus equal to 100% of his annual base salary. Mr. Russo will also be eligible to participate in the Incentive Plan and will receive a Closing Grant of 65,000 time-vesting restricted stock units under the Incentive Plan, or the “Incentive Plan,” and a number of restricted stock units with a grant date fair value equal to approximately $575,000 for 2021. Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, outside of the Change in Control Period, Mr. Russo would be eligible to receive nine (9) months of Non-CIC Cash Severance, three (3) months of Non-CIC Equity Acceleration, and nine (9) months of Non-CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, during the Change in Control Period, Mr. Russo would be eligible to receive CIC Cash Severance based on a multiple of one (1) times, the CIC Equity Acceleration, and twelve (12) months of CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

Mr. Patel:   Under the New Executive Agreement, Mr. Patel will serve as the Chief Strategy Officer of New Stem and be entitled to receive an annual base salary of $350,000 and be eligible to receive an annual cash target bonus equal to 65% of his annual base salary. Mr. Patel will also be eligible to participate in the Incentive Plan and will receive a Closing Grant of 65,000 time-vesting restricted stock units under the Incentive Plan, or the “Incentive Plan,” and a number of restricted stock units with a grant date fair value equal to approximately $700,000 for 2021. Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, outside of the Change in Control Period, Mr. Patel would be eligible to receive nine (9) months of Non-CIC Cash Severance, six (6) months of Non-CIC Equity Acceleration, and nine (9) months of Non-CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

Upon a termination without “Cause” (other than a termination due to death or disability) or resignation for “Good Reason,” in each case, during the Change in Control Period, Mr. Patel would be eligible to receive CIC Cash Severance based on a multiple of one (1) times, the CIC Equity Acceleration, and twelve (12) months of CIC COBRA Benefit, in addition to the other severance benefits described in more detail the section entitled “Executive Compensation of Stem — Actions Taken in 2020 — New Executive Agreements.”

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Stem’s executive officers hold stock options to acquire Existing Stem Common Stock under the 2009 Plan. In addition, Stem’s executive officers received grants of stock options under the 2009 Plan to acquire the following numbers of shares in recognition of their ongoing services in connection with the merger: Mr. Carrington — 950,000; Mr. Triplett — 185,000; Mr. Russo — 147,500; Mr. Bush — 462,500; Mr. Johnson — 420,000; and Mr. Patel — 462,500. These stock options are fully vested as of the date of this proxy statement/consent solicitation statement/prospectus. In addition, each of Messrs. Carrington, Bush and Triplett also received additional grants of stock options under the 2009 Plan to acquire 3,634,841 shares, 1,587,868 shares and 19,840 shares, respectively. These stock options are scheduled to vest in annual installments of 25% over a four-year period, subject to the executive’s continued employment. In connection with the merger, such stock options will be converted into stock options to acquire New Stem Common Stock.
Interests of STPK’s Directors and Officers in the Merger
In considering the recommendation of the board of directors of STPK to vote in favor of approval of the Business Combination Proposal, the Charter Proposals and the other proposals, stockholders should keep in mind that certain members of the board of directors and executive officers of STPK and the Sponsor, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of STPK stockholders generally. In particular:
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If the merger or another business combination is not consummated by August 20, 2022, STPK will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Common Stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 9,589,626 Founder Shares held by the Sponsor, our directors and our senior advisor, which was acquired for an aggregate purchase price of $25,000 (and a subsequent dividend thereon) prior to the STPK’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an estimated aggregate market value of $      based upon the closing price of $      per public share on the NYSE on           , 2021, the STPK record date.

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The Sponsor purchased an aggregate of 7,181,134 Private Placement Warrants from STPK for an aggregate purchase price of $10,771,701 (or $1.50 per warrant) in a private placement. These purchases took place on a private placement basis simultaneously with the consummation of STPK’s IPO. A portion of the proceeds STPK received from these purchases were placed in the Trust Account. Such warrants had an estimated aggregate value of $      based on the closing price of $      per public warrant on the NYSE on           , 2021, the STPK record date. The Private Placement Warrants will become worthless if STPK does not consummate a business combination by August 20, 2022.

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If STPK is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by STPK for services rendered or contracted for or products sold to STPK. If STPK consummates a business combination, on the other hand, STPK will be liable for all such claims.

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STPK’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on STPK’s behalf, such as identifying and investigating possible business targets and business combinations. However, if STPK fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, STPK may not be able to reimburse these expenses if the merger or another business combination, are not completed by August 20, 2022.

The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.
Satisfaction of 80% Test
It is a requirement under STPK’s Existing Charter that any business acquired by STPK have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Stem generally used to approve the transaction, the Stem board of directors determined that this requirement was met. The board determined that the consideration being paid in the Merger, which amount was negotiated at arms-length, was fair to and in the best interests of STPK and its stockholders and appropriately reflected Stem’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Stem’s historical growth rate and its potential for future growth in revenue and profits. The STPK Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Stem met this requirement.

REGULATORY APPROVAL REQUIRED FOR THE MERGER
Completion of the merger is subject to regulatory approval under the HSR Act. STPK and Stem agreed to use their reasonable best efforts to obtain required regulatory approval and to request early termination of any waiting period under the HSR Act. Early termination of the waiting period under the HSR Act was obtained, effective as of January 4, 2021, and notice of the same was subsequently posted to the FTC website.
Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and all statutory waiting period requirements have been satisfied.
At any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of STPK or Stem or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of STPK or Stem or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.
There can be no assurances that the regulatory approval discussed above will be received on a timely basis, or as to the ability of STPK and Stem to obtain the approval on satisfactory terms or the absence of litigation challenging such approvals.

ACCOUNTING TREATMENT
The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, STPK will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Stem issuing stock for the net assets of STPK, accompanied by a recapitalization. The net assets of STPK will be stated at historical cost, with no goodwill or other intangible assets recorded.
Stem has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
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Stem’s existing stockholders will have the greatest voting interest in the combined entity after giving effect to the merger under the no redemption and maximum redemption scenarios with at least 48.0% voting interest, in each case;

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After giving effect to the merger, the largest individual minority stockholder of the combined entity will be an existing stockholder of Stem;

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Stem’s existing directors and individuals designed by existing Stem stockholders will represent the majority of the New Stem board of directors;

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Stem’s senior management will be the senior management of New Stem; and

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Stem is the larger entity based on historical revenue and has the larger employee base.

Other factors were considered, including the purpose and intent of the merger, noting that the preponderance of evidence as described above is indicative that Stem is the accounting acquirer in the merger.

PUBLIC TRADING MARKETS
Class A Common Stock is listed on the NYSE under the symbol “STPK.” STPK’s warrants are listed on the NYSE under the symbol “STPK WS.” STPK’s units are listed on the NYSE under the symbol “STPK.U.” Following the merger, New Stem Common Stock (including common stock issuable in the merger) and public warrants will be listed on the NYSE under the symbols “STEM” and “STEM WS,” respectively.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about STPK or Stem. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.
Effects of the Merger
As a result of the merger, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of STPK. The certificate of incorporation attached to the certificate of merger set forth in Exhibit G to the merger agreement will be the certificate of incorporation of the surviving company. The certificate of incorporation and bylaws of STPK will be in the form as set forth in Exhibit J to the merger agreement.
Merger Consideration
Under the terms of the merger agreement, immediately prior to the effective time of the merger, (i) each share of Stem Senior Preferred Stock issued and outstanding immediately prior to the effective time of the merger will be converted into a number of shares of Existing Stem Common Stock in accordance with the Stem charter (the “Stem Preferred Conversion”), (ii) all Convertible Notes will be converted into Stem Senior Preferred Stock in accordance with the terms of the Convertible Notes (the “Convertible Notes Conversion”) and (iii) certain Stem Warrants will be exercised by holders into Existing Stem Common Stock in accordance with the terms thereof (the “Stem Warrant Exercise”).
At the effective time of the merger, each outstanding share of Existing Stem Common Stock, including common stock held by prior owners of Stem Preferred Stock, Convertible Notes and Stem Warrants, (in each case, other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) will be cancelled and converted into the right to receive the number of shares of New Stem Common Stock in a ratio (the “Exchange Ratio”) equal to: (a)(i)(A) $650 million plus (B) the aggregate exercise price of all Stem Options whether vested or unvested, outstanding immediately prior to the Effective Time divided by (ii) $10.00 divided by (b) the total number of shares of Existing Stem Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted basis (including the number of Existing Stem Common Stock issued or issuable upon the Stem Preferred Conversion, the Convertible Notes Conversion and the Stem Warrant Exercise (assuming that all Stem warrants have been exercised) and including the aggregate number of shares issuable upon the exercise of all Stem Options, whether vested or unvested, outstanding immediately prior to the Effective Time in accordance with their respective terms). Stem holders will receive a portion of the 65,000,000 shares of New Stem Common Stock constituting the total merger consideration being allocated to the Stem equityholders shall be reserved for issuance upon the future issuance of the Assumed Options as set forth below. Any resulting fractional shares of New Stem Common Stock will instead be paid in cash in an amount equal to the fractional amount multiplied by $10.00.
In addition, as of the Effective Time, each Stem Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be assumed and converted into an STPK Option to purchase a number of shares of New Stem Common Stock equal to the number of shares of Existing Stem Common Stock subject to such Stem Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and at an exercise price per share of STPK Common Stock equal to the exercise price per share of Stem common stock subject to such Stem Option divided by the Exchange Ratio, and rounded up to the nearest whole cent.
The aforementioned conversions shall happen automatically.
Closing and Effective Time of the Merger
The closing of the merger shall take place at 10:00 a.m., Central time (i) at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002 or (ii) by electronic exchange of executed documents, the date which is three (3) business days after the first date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver thereof) or such other time and place as STPK and Stem may mutually agree. See “The Merger Agreement — Conditions to the Merger” beginning on page 191 for a more complete description of the conditions that must be satisfied prior to closing.
On the date of the closing STPK and Stem will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective at the time the certificate of merger has been accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by STPK and Stem in writing and specified in such certificate of merger in accordance with the relevant provisions of the DGCL. The time at which the merger becomes effective is sometimes referred to in this proxy statement/consent solicitation statement/prospectus as the “Effective Time.”
As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the merger will be effective during the first quarter of 2021. However, there can be no assurance as to when or if the merger will occur.
If the merger is not completed by June 3, 2021 (the “termination date”) (subject to certain extensions required as a result of delays related to obtaining consents or approvals from government authorities or the NYSE), the merger agreement may be terminated by either STPK or Stem unless the parties mutually agree to extend the termination date. A party may not terminate the merger agreement pursuant to the provision described in this paragraph if the failure of the closing to occur by the termination date is due primarily to the failure of the party seeking to terminate the merger agreement to fulfil any obligations of such party set forth in the merger agreement. See “The Merger Agreement — Termination” beginning on page 192.
Treatment of Stem Equity Awards
Company Options Held by Current Service Providers.   As of the Effective Time, each Stem Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and without any action on the part of Stem, STPK or any holder of Stem equity thereof, be assumed and converted into an STPK Option (an “Assumed Option”) with respect to a number of shares of New Stem Common Stock equal to the number of shares of Existing Stem Common Stock subject to such Stem Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and at an exercise price per share of STPK common stock equal to the exercise price per share of STPK common stock equal to the exercise price per share of Existing Stem Common Stock subject to such Stem Option divided by the Exchange Ratio, and rounded up to the nearest whole cent.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger.   Stem has agreed that, from and after the date of the merger agreement until the earlier of its closing or termination, it shall, and shall cause its subsidiaries to, except as set forth in the merger agreement, but only to the extent reasonable and prudent in light of the business of Stem and its subsidiaries (collectively “the Group Companies”) and, where applicable, the circumstances giving rise to COVID-19 Changes (as defined in the merger agreement), operate their respective business in the ordinary course and use commercially reasonable efforts to maintain and preserve intact the business and goodwill of the Group Companies.
In addition to the general covenants above, Stem has agreed that from and after the date of the merger agreement until the earlier of its closing or termination, subject to specified exceptions set forth in the merger agreement, it shall not, and shall cause its subsidiaries not to, without the written consent of STPK (which may not be unreasonably withheld, conditioned or delayed):
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declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of any Group Company’s equity securities, or repurchase, redeem, or otherwise acquire, any outstanding equity securities of any Group Company;

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merge, consolidate, combine or amalgamate any Group Company with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof;
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adopt any amendments, supplements, restatements or modifications to or otherwise terminate any Group Company’s governing documents or the Company Shareholder Agreements (as defined in the merger agreement);

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(A) sell, assign, abandon, let lapse, lease, license or otherwise dispose of any material assets or properties of the Group Companies (including any material intellectual property); (B) create, subject or incur any lien on any material assets or properties of the Group Companies; or (C) disclose any trade secrets of the Group Companies or any source code;

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(A) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien, (1) any equity securities of any Group Company or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any equity securities of any Group Company, or (B) adjust, split, combine or reclassify any equity securities of any Group Company or other rights exercisable therefor or convertible into;

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incur, create or assume any indebtedness for borrowed money except pursuant to agreement existing as of the execution date;

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enter into, amend, modify, extend renew or terminate (A) any material contract or real property lease or (B) waive any material benefit or right under any material contract or real property lease.

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make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any person;

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except as required by any disclosed Employee Benefit Plan (as defined in the merger agreement) of the Group Companies, (A) adopt, enter into, amend or materially modify or terminate any material Company Plan or PEO Plan (each as defined in the merger agreement), (B) decrease, increase or agree to increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies whose annual compensation equals or exceeds $200,000, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies, (D) hire, engage, transfer or terminate (other than for cause), furlough or temporarily layoff any director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies whose total annual compensation exceeds $200,000, (E) amend, modify, negotiate, adopt, enter into, extend, renew or terminate any collective bargaining agreement or other contract with any labor organization, works council or labor union, employee delegate, representative or other employee collective group that is representing any employee of a Group Company, (F) recognize or certify any labor organization, works council, labor union or group of employees of the Group Companies as the bargaining representative for any employees of a Group Company, (G) engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions outside of the ordinary course of business or that could implicate the Worker Adjustment Retraining and Notification Act of 1988, or (H) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies whose annual compensation equals or exceeds $200,000;

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make, change or revoke any material election concerning taxes, adopt or change any accounting method concerning taxes, change any tax accounting period, materially amend any material tax return, enter into any material tax closing agreement, settle or surrender any material tax proceeding, fail to pay any material tax when due (including any material estimated Tax payments (as defined in the Merger Agreement)), or claim any Tax credits under Section 2301 of the Cares Act, enter into any Tax sharing, Tax allocation or Tax indemnity agreement or surrender any right to claim any refund of a material amount of Taxes;

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take any action or knowingly fail to take any action that would reasonably prevent or impede the Intended Tax Treatment (as defined in the merger agreement);

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change any member of the Group Companies’ methods of accounting or accounting practices, except as required by GAAP;

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(A) enter into any settlement, conciliation or similar contract, in respect of a proceeding (1) the performance of which involves or could reasonably involve at any point in the future the payment by the Group Companies (or STPK or any of its affiliates after the closing) in excess of $500,000 in the aggregate (determined net of any insurance coverage), (2) that imposes, or could reasonably impose at any point in the future, any non-monetary obligations (including injunctive relief) on any Group Company (or STPK or any of its affiliates after the closing), (3) that involves any criminal misconduct or any admission or wrongdoing or other misconduct by any Group Company (or STPK or any of its affiliates after the closing), or (4) that is brought by or on behalf of any Pre-Closing Holder or (B) commence any lawsuit, litigation, action, demand, examination, hearing, claim, charge, complaint, suit or arbitration;

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authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of the Group Companies;

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with respect to a Group Company, commit or authorize any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), other than those capital expenditures contemplated by the Group Companies’ capital expenditure budget or unbudgeted capital expenditures not to exceed 5% of the current aggregate capital expenditure budget;

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other than with respect to any Company Plan or PEO Plan, change any insurance policy or plan of a Group Company in effect as of the date of the merger agreement or allow such policy or plan to lapse, in each case without using commercially reasonable efforts to obtain a reasonable replacement thereof;

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enter into, amend, waive or terminate any Pre-Closing Holder related party transactions;

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(A) change in any material respect any cash management practices and policies or practices regarding the collection of accounts receivable, the payment of accounts payable, establishment of reserves for uncollectible accounts or otherwise seek to generate revenue outside the ordinary course of business, (B) accelerate the collection of accounts receivables or defer any accounts payable, outside the ordinary course of business, (C) change, modify, or write-off as uncollectible any notes or accounts receivable of the Group Companies, or (D) take any other material action outside the ordinary course of business with respect to the working capital of the Group Companies; or

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enter into any contract to take any of the actions set forth under the foregoing.

STPK has agreed to a more limited set of restrictions on its business prior to the effective time of the merger. Specifically, STPK has agreed that except as expressly contemplated or permitted by the merger agreement or as required by law and subject to certain specified exceptions, it shall not, without the written consent of Stem (which may not be unreasonably withheld, conditioned or delayed):
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adopt any amendments, supplements, restatements or modifications to that certain Investment Management Trust Agreement, dated August 20, 2020, by and between STPK and CST, as trustee (the “Trust Agreement”) or the governing documents of STPK or any of its subsidiaries or form any subsidiary;

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declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of STPK or any of its subsidiaries, or repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of STPK or any of its affiliates;

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split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

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incur, create or assume any indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of STPK, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than up to $1,500,000 in working capital loans (which shall be paid off at closing);

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make any loans or advances to, or capital contributions in, any other person, other than to, or in, STPK or any of its subsidiaries;

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except for the issuance of any STPK Warrants upon the conversion of any working capital loans as, transfer, issue, sell, grant, directly or indirectly dispose of, or subject to a lien, (1) any equity securities of STPK or any of its subsidiaries or (2) any options, warrants, stock appreciation rights, rights of conversion or other rights, agreements, arrangements or commitments to issue any equity securities of STPK or its subsidiaries;

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(A) merge, consolidate, combine or amalgamate with any person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof;

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make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any person, other than the reimbursement of expenses of employees in the ordinary course of business, or pursuant to obligations under existing contracts;

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enter into, renew, modify or revise in any respect, any transaction or contract with an affiliate of STPK (including, for the avoidance of doubt, the Sponsor), other than in connection with any working capital loans;

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

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take any action or knowingly fail to take any action where such action or failure to act was intended to, and would reasonably be expected to prevent or impede the Intended Tax Treatment (as defined in the merger agreement);

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commence or settle any material proceeding, excluding any proceeding arising out of the merger agreement, any ancillary document or the transactions contemplated hereby or thereby or the PIPE Investment;

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take any action that would reasonably be expected to significantly delay or impair (A) the timely filing of any of its public filings with the SEC, (B) its compliance in all material respects with applicable securities laws or (C) the listing of the New Stem Common Stock on NYSE; or

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enter into any contract to take any of the actions set forth under the foregoing.

Efforts to Consummate, HSR Act and Regulatory Approvals.   Each of STPK and Stem have agreed to use its reasonable best efforts to take all action to consummate and make effective the transactions contemplated by the merger agreement and to use reasonable best efforts to obtain consents of all governmental entities necessary to consummate the transactions contemplated by the merger agreement and ancillary documents thereto.
STPK and Stem have agreed to (i) make an appropriate filing or take any required actions pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement within ten (10) business days after the date of the merger agreement, (ii) request early termination of the waiting period thereunder and (iii) respond as promptly as practicable to any requests by any governmental entity for additional information and documentary material that may be requested pursuant to the HSR Act; and (iv) promptly inform each other of any material communication each has with any governmental entity regarding any of the transactions contemplated by the merger agreement. STPK and Stem and their respective affiliates also agreed not to extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any governmental entity not to consummate the transactions contemplated by the merger agreement, except with the prior written consent of STPK and Stem. STPK agreed to take all actions required by any governmental entity in connection with the filing pursuant to the HSR Act to expeditiously consummate the transactions contemplated by the merger agreement, including to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. Early termination of the waiting period under the HSR Act was obtained, effective as of January 4, 2021, and notice of the same was subsequently posted to the FTC website.
In addition, from and after the date of the merger agreement until the earlier of its closing or termination, STPK and Stem agreed to give each other’s counsel a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any governmental entity relating to the transactions contemplated by the merger agreement. STPK and Stem have agreed to not participate in any substantive meeting or discussion, either in person or by telephone with any governmental entity in connection with the transactions contemplated by the merger agreement unless they consult with one another in advance and, to the extent reasonably practicable and not prohibited by such governmental entity, give each other the opportunity to attend and participate in such meeting or discussion.
Stem also has agreed to use commercially reasonable efforts to obtain, prior to the closing of the merger agreement, written consents, in form and substance reasonably acceptable to STPK, from each of the counterparties to the agreements set forth on Section 5.2(d) of the disclosure schedules to the merger agreement delivered to STPK by Stem (the “Company Schedules”).
Preparation of Registration Statement / Proxy Statement.   STPK has agreed to, as promptly as practicable after the date of the merger agreement, with the assistance of Stem, to prepare and file with the SEC, the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part to be used for the purpose of soliciting proxies from the stockholders of STPK at the STPK Special Meeting to adopt and approve the transactions contemplated by the merger agreement, in which STPK shall (a) provide the stockholders of STPK with the opportunity to redeem the STPK common stock, (b) solicit proxies from the stockholders of STPK to vote at the STPK Special Meeting in favor of the transaction proposals set forth in this proxy statement/consent solicitation statement/prospectus, (c) register under the Securities Act the New Stem Common Stock to be issued in connection with the transactions contemplated by the merger agreement and ancillary documents thereto and (d) file with the SEC financial and other information about the transactions contemplated by the merger agreement. STPK has agreed to give Stem and its counsel reasonable opportunity to review, comment on and approve in writing each of the preliminary and final proxy statement/consent solicitation statement/prospectus and any amendment or supplement thereto prior to its filing with the SEC. STPK shall not file any such documents with the SEC without the prior written consent of Stem. STPK has agreed to use its reasonable best efforts to: (i) have this proxy statement/consent solicitation statement/prospectus declared effective under the Securities Act; (ii) keep the proxy statement/consent solicitation statement/prospectus effective through the closing in order to permit the consummation of the transactions contemplated by the merger agreement; and, (iii) promptly respond to any comments, requests to amend or requests for additional information with respect to this proxy statement/consent solicitation statement/prospectus by the SEC. STPK shall file the definitive registration statement / proxy statement with the SEC and cause the registration statement / proxy statement to be mailed to its stockholders of record, as of the record date to be established by the board of directors of STPK, as promptly as practicable following the earlier to occur of: (Y) in the event the preliminary registration statement / proxy statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (Z) in the event the preliminary registration statement / proxy statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC.
In addition, STPK shall make all necessary filings with respect to the transactions contemplated by merger agreement and the ancillary documents under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Each of STPK and Stem have agreed to promptly furnish to the other all information concerning such party, its affiliates and its representatives that may be required or reasonably requested in connection with any action for inclusion in any other statement, filing, notice or application made by or on behalf of STPK to the SEC or NYSE in connection with the transactions contemplated by the merger agreement and ancillary documents thereto. Each of STPK and Stem have agreed to promptly correct any information provided by it for use in the proxy statement/consent solicitation statement/prospectus if such information is determined to have become false or misleading in any material respect. STPK shall amend or supplement the proxy statement/consent solicitation statement/prospectus and cause it to be filed with the SEC and disseminated to STPK stockholders. STPK shall promptly advise Stem of (A) the time when STPK has filed the preliminary proxy statement/consent solicitation statement/prospectus, (B) the SEC’s determination whether to review the proxy statement/consent solicitation statement/prospectus, (C) in event the preliminary proxy statement/consent solicitation statement/prospectus is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (D) the filing of any supplement or amendment to the proxy statement/consent solicitation statement/prospectus, (E) the issuance of any stop order relating thereto or the suspension of the qualification of the STPK common stock for offering or sale in any jurisdiction, (F) any request by the SEC for amendment of the proxy statement/consent solicitation statement/prospectus, (G) any oral or written comments from the SEC relating to the proxy statement/consent solicitation statement/prospectus and responses thereto, (H) requests by the SEC for additional information and (I) the time of effectiveness of the proxy statement/consent solicitation statement/prospectus.
Without limiting the generality of the foregoing (1) STPK Parties have also agreed not to, have or participate in any substantive meetings or other substantive discussions with any governmental entity or NYSE regarding the proxy statement/consent solicitation statement/prospectus without first consulting with Stem and providing it the opportunity to participate in such meetings or discussion and (2) the Stem has agreed not to have or participate in any substantive meetings or other substantive discussions with any governmental entity or NYSE regarding the proxy statement/consent solicitation statement/prospectus without first consulting with STPK and providing STPK the opportunity to participate in such meetings or discussions. Each of the parties to the merger agreement have agreed to use reasonable best efforts to ensure that none of the information related to it or any of its representatives, supplied by or on its behalf for inclusion or incorporation by reference in the proxy statement/consent solicitation statement/prospectus will, at the time it is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
STPK Party Approvals.   STPK has agreed to, as promptly as practicable after the proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within 30 days of its effectiveness, to (i) give notice of and (ii) convene and hold the STPK Special Meeting, for the purposes of obtaining the stockholder approvals of the proposals contained in this proxy statement/consent solicitation statement/prospectus. STPK has agreed to, through its board of directors, recommend to its stockholders the (A) Business Combination Proposal, involving the approval of the adoption and approval of the merger agreement and the transactions contemplated thereby and to include such recommendation in this proxy statement/consent solicitation statement/prospectus; (B) approval of the merger; (C) approval of the issuance of the merger consideration; (D) adoption and approval of the incentive plan in the form attached to the merger agreement as Exhibit H; (E) adoption and approval of amendments to the governing documents of STPK; (F) the approval of the Director Election Proposal involving the appointment of nine (9) directors to serve on the board of directors of STPK, and the designation of the classes of such appointees; (G) adoption and approval of any other proposals as either the SEC or NYSE may indicate are necessary in its comments to this proxy statement/consent solicitation statement/prospectus or in correspondence related thereto, and of any other proposals reasonably agreed by STPK and Stem as necessary or appropriate in connection with the consummation of the transactions contemplated by the merger agreement and ancillary documents thereto; and (H) adjournment of the STPK Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals. STPK has agreed to use its reasonable best efforts to obtain the approval of the foregoing proposals at the STPK Shareholders Meeting (as defined in the Merger Agreement), including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the foregoing.
As promptly as practicable after this proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within five (5) days of its effectiveness, STPK has agreed to take all actions necessary to obtain, and deliver as promptly as practicable thereafter to Stem, the approval of STPK, in its capacity as the sole stockholder of Merger Sub of the merger agreement and ancillary documents thereto and the transactions contemplated therein.
Stockholder Written Consent.   Stem has agreed to, as promptly as practicable after this proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within ten (10) business days of its effectiveness, (a) cause to be mailed to each Pre-Closing Holder a notice, which shall include copies of the merger agreement, this proxy statement/consent solicitation statement/prospectus, the proposed form of written consent approving the merger agreement and ancillary documents thereto in the form set forth on Exhibit E to the merger agreement (the “Written Consent”), and, as applicable, the IRA and a letter of transmittal (the “Company Stockholder Package”), stating (i) unless the board of directors has changed its recommendation in accordance with the merger agreement, that the board of directors of Stem recommends that each Pre-Closing Holder approve the Merger by execution of such written consent in the form set forth on Exhibit E to the merger agreement and (ii) the timeline for returning executed copies of such documents included as part of the Company Stockholder Package (as defined in the Merger Agreement) and (b) take all actions necessary to obtain a written consent from the Pre-Closing Holders, who, collectively, constitute a Requisite Threshold (as defined in the Stem Certificate), evidencing the required approval of Stem stockholders, in accordance with Section 228(a) and 251(c) of the DGCL, Stem’s governing documents and Stem’s shareholders agreement set forth on Section 1.1(a) of the Company Schedules (as defined in the Merger Agreement). Stem has agreed to take all actions necessary pursuant to its governing documents and the shareholder agreements to provide all required notices to the Pre-Closing Holders entitled thereto in connection with obtaining the required approval of Stem stockholders, including notice of the conversion of the Stem Senior Preferred Stock designate in Stem’s charter pursuant to the written consent of the holders. Upon receipt of the Written Consent, Stem has agreed to promptly deliver a copy thereof to STPK.
Exclusive Dealing.   Stem has agreed that, except as set forth on Section 5.8 of the Company Schedules, from the date of the merger agreement until the earlier of its closing or termination, it shall not: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO, or recapitalization of Stem or any or all of its subsidiaries, or any of their respective securities, business, properties or assets, that would require Stem to abandon the transactions contemplated in the merger agreement (each such prohibited transaction, an “Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any contract regarding an Acquisition Proposal; (iv) prepare a public offering of any equity securities of any Group Company; or (v) otherwise cooperate in any way with, or assist or knowingly participate in, or knowingly facilitate or knowingly encourage any effort to do any of the foregoing or further an Acquisition Proposal, provided that the Stem board of directors is not restricted from changing its recommendation to the Pre-Closing Holders of Stem Stock in favor of the approval and adoption of the merger agreement and the merger prior to the date on which the Written Consent is delivered if, following the receipt of a superior proposal by Stem, the Stem board of directors determines in good faith that the failure to so change its recommendation as a result of such superior proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law. Stem has agreed to (A) notify STPK promptly upon receipt of any Acquisition Proposal, (B) keep STPK fully informed of any modifications to such offer or information and (C) not conduct any further discussions or negotiations with such persons. Stem has agreed to immediately cease and cause to be terminated any discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal as of the execution date and to not release any third-party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal in any agreement to which it or any Pre-Closing Holder is a party.
Stem has further agreed (A) not to execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement with respect to an Acquisition Proposal, (B) not to release any third-party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal, and, with respect to any Acquisition Proposal involving the sale of more than 50% of the voting securities of Stem or 50% or more the consolidated net revenue, net income or assets of Stem.

From the date of the merger agreement until the earlier of its closing or termination, STPK and Merger Sub (the “STPK Parties”) have agreed not to, directly and indirectly: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers with respect to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination with any person other than Stem and its representatives (each, a “STPK Proposal”), (ii) issue or execute any contract, indication of interest, memorandum of understanding, letter of intent, or any other similar agreement with respect to a STPK Proposal, (iii) commence, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way in connection with a STPK Proposal, or (iv) commence, continue or renew any due diligence investigation regarding a STPK Proposal. STPK further agreed to (A) notify Stem promptly upon receipt of any STPK Proposal that it receives and to describe the terms and conditions of any such STPK Proposal in reasonable detail, (B) keep Stem reasonably informed on a reasonably current basis of any modifications to such offer or information and (C) not to conduct any further discussions with, provide any information to, or enter into negotiations with such persons. STPK agreed to cease any discussions or negotiations with any person that may have been ongoing with respect to a STPK Proposal as of the execution date.
STPK further agreed not to enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any STPK Proposal or terminate the merger agreement in connection therewith.
Indemnification and Directors’ and Officers’ Insurance.   From and after the effective time of the merger, STPK has agreed that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Group Company, as provided in their governing documents or otherwise in effect as of the date of the merger agreement and set forth on Section 5.5(a) of the Company Schedules, in either case, solely with respect to any matters occurring on or prior to the closing, shall survive the transactions contemplated by the merger agreement and shall continue in full force and effect from and after the closing for a period of six (6) years, and (ii) the Group Companies will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. During such six (6) year period, the Group Companies shall advance expenses in connection with such indemnification as provided in such Group Company’s governing documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Group Companies’ governing documents shall not, during such six (6) year period, be amended, repealed or otherwise modified after the closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of, or prior to, the closing, were directors or officers of any Group Company to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to closing and relating to the fact that any such individual was a director or officer of any Group Company prior to the closing, unless such amendment, repeal or other modification is required by applicable law.
In addition, Stem has agreed to cause the Group Companies to purchase, at or prior to the closing, and STPK shall cause the Group Companies to maintain in effect for a period of six (6) years after the date of the closing, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of the merger agreement. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of the merger agreement; provided that the Group Companies shall not pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by the Group Companies prior to the date of the merger agreement and, in such event, the Group Companies shall purchase the maximum coverage available for 300% of the most recent annual premium paid by the Group Companies prior to the date of the merger agreement.
Financing.   STPK has agreed to use its reasonable best efforts to obtain financing through the PIPE Investment (and Stem has agreed to reasonably cooperate with STPK in connection thereto) pursuant to the PIPE Agreements, including using its reasonable best efforts to (i) comply with its respective obligations under the PIPE Agreements, (ii) maintain in effect the PIPE Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to STPK set forth in the PIPE Agreements within its control, and (iv) consummate the PIPE Investment when required under the merger agreement. STPK has agreed to give Stem prompt written notice upon having actual knowledge of any termination or of any breach or default by any party to any of the PIPE Agreements. Except with the prior written consent of Stem, STPK has agreed not to amend, modify, supplement or waive any of the conditions or contingencies to funding set forth in the PIPE Agreements or any other provision of, or remedies thereto.
In addition, STPK has agreed that if all or any portion of the PIPE Investment becomes unavailable, (i) STPK shall use its reasonable best efforts to obtain the PIPE Investment or such portion of the PIPE Investment from alternative sources in an amount, when added to any portion of the PIPE Investment that is available, equal to the PIPE Investment Amount (the “Alternative PIPE Investment”) and (ii) in the event that STPK is able to obtain any Alternative PIPE Investment, STPK has agreed to use its reasonable best efforts to enter into a new subscription agreement that provides for the subscription and purchase of STPK common stock containing terms and conditions not materially less favorable from the standpoint of STPK, Sponsor and Stem than those in the PIPE Agreements entered into as of the date of the merger agreement.
Repayment of Indebtedness.   Stem has agreed to obtain and deliver customary payoff letters in connection with (i) terminating (A) the Credit Agreement, dated as of May 15, 2020 (as amended, the “Credit Agreement”), by and among the Company, as borrower, Ares Climate Infrastructure Partners, L.P., as administrative agent, and the lenders from time to time party thereto, with an original principal balance of $25,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, (B) Third Amended and Restated Loan Agreement, dated as of May 15, 2020 (as amended, the “Revolving Facility”), by and among the Company, as borrower, and Generate Lending, LLC, as lender, with an original principal balance of $35,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, and (C) Term Note, dated as of June 29, 2018 (as amended, the “Subordinated Term Note”), by and among the Company, as borrower, and Clean Feet Investors I, LLC, as lender, as amended by the First Amendment to Subordinated Term Note and Subordinated General Security Agreement, dated May 15, 2020, and as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, with an original principal balance of $8,000,000 (clauses (A) through (C) collectively, the “Credit Facility Terminations”) and (ii) evidence reasonably satisfactory to STPK that the Credit Facility Terminations shall have occurred or shall occur substantially concurrently with the closing, together with copies of customary and reasonable documents evidencing the release of liens on collateral securing obligations under the Credit Agreement, Revolving Facility, and Subordinated Term Note (including UCC-3 financing statements and mortgage releases). However, in the event the minimum cash condition has not been satisfied at the date the closing would otherwise be required to occur if the minimum cash condition were satisfied and Stem has delivered written notice to STPK of its intention to duly waive the minimum cash condition in accordance with the terms of the merger agreement, Stem may elect not to effect one or all of the Credit Facility Terminations (subject to receiving any requisite consents, waivers and/or amendments from the lender parties).
Other Covenants and Agreements.   The merger agreement contains other covenants and agreements, including covenants related to:
•
Stem and STPK providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Stem’s and STPK’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•
Stem waiving claims to the Trust Account in the event that the merger does not consummate;

•
Stem and STPK agreeing to take all actions necessary or appropriate to cause certain appointments to the STPK board of directors;

•
Stem and STPK cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation statement/prospectus;

•
STPK making certain disbursements from the Trust Account;

•
STPK keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws and using its commercially reasonable efforts to maintain the listing of the STPK common stock and the warrants on NYSE;
•
Stem taking all reasonably best efforts to cause certain affiliate agreements to be terminated;

•
STPK having the option to obtaining directors’ and officers’ liability insurance;

•
agreement relating to the intended tax treatment of the transactions contemplated by the merger agreement; and

•
confidentiality and publicity relating to the merger agreement and the transactions contemplated thereby.

Representations and Warranties
The merger agreement contains representations and warranties made by Stem to STPK relating to a number of matters, including the following:
•
corporate organization, qualification to do business, good standing and corporate power;

•
capitalization;

•
requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•
financial statements;

•
absence of undisclosed liabilities;

•
consents and requisite governmental approvals;

•
permits;

•
material contracts;

•
absence of a material adverse effect and absence of certain other changes;

•
litigation;

•
legal proceedings and absence of governmental orders;

•
compliance with applicable law;

•
employee plans;

•
environmental matters;

•
intellectual property and information technology systems;

•
labor matters;

•
insurance;

•
tax matters;

•
brokers;

•
real and personal property;

•
transactions with affiliates;

•
material customers and suppliers;

•
data privacy and security requirements;

•
compliance with international trade and anti-corruption laws;

•
accuracy of Stem’s information provided in this proxy statement/consent solicitation statement/prospectus; and

•
investigation of business.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to Stem means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), business, assets, or results of operations of the Group Companies, taken as a whole, or (b) the ability of any Group Company to timely perform any of its or their respective covenants or obligations under the merger agreement or any ancillary document thereto or to consummate the transactions contemplated hereby; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred or is reasonably expected to occur: any adverse change, event, effect, development or occurrence arising from or related to (i) conditions affecting the United States or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, (iii) changes in conditions of the financial, banking or securities markets generally, (iv) changes in any applicable Laws or GAAP first publicly announced or enacted after the date hereof, (v) any change, event, effect, development or occurrence that is generally applicable to the industries or markets in which the Group Companies operate, (vi) the public announcement or pendency or consummation of the transactions contemplated by the merger agreement (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 of the Merger Agreement (consents and requisite governmental approvals) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the merger agreement or certain closing conditions to the extent it relates to such representations and warranties), (vii) the taking of any action expressly required to be taken by the terms and conditions of the merger agreement by Stem (other than as set forth in the covenants relating to conduct of business), (viii) any failure, in and of itself, by the Group Companies to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of the merger agreement (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii)), (ix) the effects of any hurricane, tornado, flood, earthquake, tsunami, natural disaster, act of God, epidemic, disease outbreak, pandemic (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID- 19), public health emergency, widespread occurrence of infectious disease or other comparable events, or (x) any loss of customers, suppliers, orders, contracts or other business relationships resulting from, or in connection with, COVID-19; provided, however, that any change, event, effect, development or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (x) may be taken into account in determining whether a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred or is reasonably likely to occur to the extent such change, event, effect, development or occurrence has a disproportionate effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in the geographies in which the Group Companies operate.
The merger agreement also contains representations and warranties made by STPK to Stem relating to a number of matters, including the following:
•
corporate organization, qualification to do business, good standing and corporate power;

•
requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•
consents and requisite government approvals;

•
brokers;

•
financing;

•
information supplied;

•
capitalization;

•
proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•
trust account;

•
litigation and proceedings;

•
compliance with laws; permits;

•
internal controls; listing; financial statements;

•
absence of undisclosed liabilities;

•
tax matters;

•
business activities;

•
board approval; stockholder vote;

•
certain contracts; and

•
investigation of business.

The representations and warranties in the merger agreement shall not survive the Effective Time and, as described below under “— Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless (i) a party willfully and materially breached the merger agreement or (ii) fraud.
This summary and the copy of the merger agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by STPK and Stem, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of STPK, Stem or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures.
Conditions to the Merger
Conditions to Each Party’s Obligations.   The respective obligations of each of Stem and STPK to consummate the transactions contemplated by the merger agreement are subject to the satisfaction, or waiver, of the following conditions:
•
the applicable waiting period or consent under the HSR Act in respect of the transactions contemplated by the merger agreement and the ancillary documents thereto and any agreement with any governmental entity not to consummate the transactions contemplated by the merger agreement and the ancillary documents, shall have expired, been terminated or obtained;

•
there shall not be in effect, threatened or pending any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the merger agreement and the ancillary documents thereto;

•
the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order or threat thereof from the SEC;

•
the New Stem Common Stock to be issued pursuant to the merger agreement shall be listed on NYSE upon the closing and shall otherwise satisfy the applicable listing requirements;

•
the approval by STPK stockholders of the merger agreement, the merger and the issuance of the STPK Common Stock (the “STPK Shareholder Approval”);

•
the approval by the Stem stockholders of the merger agreement and the merger shall have been obtained and remain in effect; and

•
STPK shall have at least $5,000,001 of net tangible assets following the exercise of the redemption of STPK public shares (as defined below) in accordance with STPK’s governing documents.

Conditions to Obligations of STPK Parties.   The obligation of the STPK Parties to complete the merger is also subject to the satisfaction, or waiver by STPK, of the following conditions:
•
the accuracy of the representations and warranties of Stem as of the date of the merger agreement and as of the date of the closing of the merger in all material respects;

•
each of the covenants of Stem to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•
no material adverse effect with respect to Stem shall have occurred which is continuing and uncured;

•
the receipt by STPK of, among other required deliverables: (i) a certificate signed by an officer of Stem certifying that the three preceding conditions have been satisfied; (ii) good standing certificates; and (iii) copies of the duly executed IRA and exchange agent agreement;

•
The conversion of the Stem preferred stock shall have occurred; and

•
That certain Amendment No. 3 to Subordinated Convertible Notes, dated as of December 4, 2020 shall remain in effect.

Conditions to Obligations of Stem.   The obligation of Stem to complete the merger is also subject to the satisfaction or waiver by Stem of the following conditions:
•
the accuracy of the representations and warranties of STPK as of the date of the merger agreement and as of the date of the closing of the merger in all material respects;

•
each of the covenants of STPK to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•
there shall not have occurred any amendment or modification to the waiver agreement, other than as consented to in writing by Stem;

•
the aggregate transaction proceeds shall be greater than or equal to $200,000,000 (the “minimum cash condition”); and

•
the receipt by Stem of, among other required deliverables: (i) a certificate signed by an officer of Stem certifying that the first two preceding conditions have been satisfied; (ii) good standing certificates; (iii) copies of the duly executed IRA and exchange agent agreement; and (iv) evidence that the Amended and restated Charter of STPK in the form included in Exhibit J attached to the merger agreement has been filed with the Secretary of State of Delaware.

Termination
Mutual termination rights.   The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing:
•
by written consent of Stem and STPK;

•
by written notice from either Stem or STPK to the other if the STPK Special Meeting has been held (including any adjournment or postponement thereof), has concluded, STPK’s stockholders have duly voted, and the approval or the merger agreement and the transactions contemplated thereby are not obtained;

•
by written notice from either Stem or STPK to the other if the closing has not occurred on or prior to June 3, 2021 (subject to a two-month extension as a result in delays in obtaining necessary regulatory or stock exchange approvals) for any reason other than delay and/or nonperformance of the party seeking such termination;
•
by written notice from either Stem or STPK to the other if a governmental authority has issued an order or taken an action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the merger agreement or any ancillary document and such order has become final and nonappealable.

•
by either STPK or the Company if the STPK Shareholders Meeting (as defined in the Merger Agreement) has been held (including any adjournment or postponement thereof), has concluded, STPK’s stockholders have duly voted, and the STPK Shareholder Approval was not obtained;

•
Stem termination rights.   The merger agreement may be terminated and the transactions contemplated thereby abandoned if prior to the closing, by written notice to STPK from Stem if Stem is not in breach of the closing conditions applicable to it in the merger agreement and if the representations and warranties of STPK are not true and correct or if STPK has failed to perform any covenant or agreement to be performed by STPK in such a way that the conditions to closing in the merger agreement would not be satisfied and such breach or breaches are not or cannot be cured before the earlier of thirty (30) days after written notice of any such breach is delivered to STPK and June 3, 2021 (subject to a two-month extension as a result in delays in obtaining necessary regulatory or stock exchange approvals).

STPK termination rights.   The merger agreement may be terminated and the transactions contemplated thereby abandoned:
•
by STPK if the Written Consent is not received by the Company within ten (10) business days after the Registration Statement / Proxy Statement is declared effective by the SEC; or

•
by STPK if Stem fails to deliver PCAOB compliant audited and unaudited financial statements within sixty (60) business days of the execution of the merger agreement; provided, that STPK shall not be permitted to terminate the merger agreement pursuant to the foregoing after the filing of the preliminary form of this proxy statement/consent solicitation statement/prospectus with the SEC.

Effect of Termination
With the exceptions provided by the merger agreement, if the agreement is validly terminated, it will become void without any termination fee payable or any other liability on the part of any of the parties except in certain instances of willful breaches of covenants or agreements prior to the termination or fraud. Notwithstanding the foregoing, the termination of the merger agreement shall not affect any liability on the part of any party for (i) a willful breach of any covenant or agreement set forth in the merger agreement prior to such termination or (ii) fraud. However, the confidentiality, Trust Account waiver, fees and expenses and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement.
Amendments
The merger agreement may only be amended or modified by a written agreement executed and delivered by duly authorized officers of STPK (prior to the closing) or the Sponsor (after the closing), on the one hand, and Stem, on the other hand and will otherwise be void, ab initio. Notwithstanding, no amendment or modification that is materially and disproportionately adverse to a Pre-Closing Holder relative to other Pre-Closing Holders holding the same class of equity securities in Stem shall be binding upon such disproportionately affected Pre-Closing Holders or any of the parties unless the Pre-Closing Holders holding a majority of the adversely affected Stem securities consent to such amendment or modification.
Remedies
The parties to the merger agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the merger agreement, without posting a bond or undertaking and without proof of damages, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties have agreed not to oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of the merger agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Stock Market Listing
Application will be made by STPK to have the shares of New Stem Common Stock to be issued in the merger approved for listing on NYSE, which is the principal trading market for existing shares of STPK’s Class A Common Stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained.
Fees and Expenses
Except as otherwise set forth in the merger agreement, all fees and expenses incurred in connection with the merger agreement, the ancillary documents thereto and the transactions contemplated thereby, including the fees and disbursements of a party’s representatives, will be paid by the party incurring such fees or expenses.

OTHER AGREEMENTS
STPK Letter Agreement
In connection with STPK’s IPO, the Sponsor and STPK’s officers and directors (collectively, the “Letter Agreement Parties”) entered into a letter agreement with STPK, pursuant to which they have agreed (and their permitted transferees will agree) to shares representing approximately 20% of the aggregate voting power of the STPK common stock in favor of the Business Combination Proposal. In addition, the Letter Agreement Parties agreed to waive (i) their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of an initial business combination or any other tender offer made by STPK to purchase STPK common stock and (ii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if STPK fails to complete an initial business combination within the time period prescribed by its Existing Charter.
The Letter Agreement Parties also agreed that they will not propose any amendment to STPK’s Existing Charter that would affect the substance or timing of its obligation to redeem 100% of the Class A Common Stock if it does not complete an initial business combination within the time period prescribed in its Existing Charter, unless STPK provides its public stockholders with the opportunity to redeem their Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to STPK to pay taxes, divided by the number of then outstanding shares of Class A Common Stock.
The Letter Agreement also provides that (i) the Founder Shares (and any shares of STPK common stock issuable upon conversion thereof) held by the Letter Agreement Parties shall be subject to a one (1) year lock-up restriction following an initial business combination (subject to certain exceptions) and (ii) the Private Placement Warrants (and any shares of STPK common stock issued or issuable upon the exercise of such warrants) held by the Letter Agreement Parties shall be subject to a 30-day lock-up restriction following an initial business combination. The Letter Agreement is incorporated by reference into this proxy statement / consent solicitation / prospectus from Exhibit 10.4 to the STPK Current Report on Form 8-K (File No. 001-39455), filed by STPK on August 20, 2020. You are encouraged to read the Letter Agreement in its entirety.
Support Agreements
Concurrent with the execution of the merger agreement, certain holders representing greater than 65% of the outstanding shares of Existing Stem Common Stock and Stem Preferred Stock (determined on an as-converted basis) entered into support agreements with STPK. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver written consents within two (2) business days after the date on which this proxy statement/consent solicitation statement/prospectus is declared effective by the SEC, adopting the merger agreement, approving the merger and converting the Stem Senior Preferred Stock to Existing Stem Common Stock effective immediately prior to, and conditioned upon, the effective time of the merger agreement. The form of the support agreement is attached hereto as Annex G and is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form of the support agreement in its entirety.
Subscription Agreements
On December 3, STPK entered into subscription agreements (each, a “Subscription Agreement”) with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and STPK (and upon consummation of the merger, New Stem) has agreed to issue and sell to the PIPE Investors, an aggregate of 22.5 million shares of New Stem Common Stock for an aggregate purchase price of $225.0 million immediately following the effective time of the merger, on the terms and subject to the conditions set forth therein. The Subscription Agreement contains customary representations and warranties of STPK, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the merger. The form of the Subscription Agreement is attached hereto as Annex H and is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form of Subscription Agreement in its entirety.
Investor Rights Agreement
In connection with the consummation of the merger, STPK, the Sponsor, the holders of the Founder shares, and certain other holders of New Stem Common Stock (collectively, the “IRA Parties”), will enter into the IRA, the form of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex F. The IRA will become effective upon the consummation of the merger. In accordance with the IRA, the IRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The IRA also provides that STPK will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. Pursuant to the terms of the IRA, the Sponsor will have the ability to nominate two directors to the New Stem board of directors, one of which will be a Class II Director and one of which will be a Class III Director (the “Investor Directors”). In the event that an Investor Director no longer serves on the New Stem board of directors due to such director’s, death, disability, retirement, removal or resignation, during such Investor Director’s initial term, the Sponsor may designate a new individual to fill the vacancy. You are encouraged to read the form of the Investor Rights Agreement in its entirety.
Waiver Agreement
Concurrent with the execution of the merger agreement, the Sponsor has entered into that certain Waiver Agreement (the “Waiver Agreement”), pursuant to which the Sponsor has agreed to (i) waive certain of their anti-dilution rights as holders of Founder Shares and (ii) convert their Founder Shares into shares of New Stem Common Stock on a one-for-one basis in connection with the merger, in each case on the terms and subject to the conditions set forth therein. You are encouraged to read the Waiver Agreement in its entirety.
Lock-Up Agreements
In connection with the execution of the Merger Agreement, the parties agreed that members of Stem management, certain other employees of Stem and certain other holders of Existing Stem Common Stock and Stem Preferred Stock (or any securities convertible into Existing Stem Common Stock or Stem Preferred Stock) not party to the Investor Rights Agreement (the “Lock-Up Parties”) will enter into a Lock-Up Agreement with STPK or any successor entity thereto at the closing, pursuant to which the Lock-Up Parties will not be able to transfer shares beneficially owned or otherwise held by them for a period of six (6) months, subject to certain customary exceptions You are encouraged to read the form of the Lock-Up Agreement in its entirety.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Holders of STPK common stock are being asked to approve the merger agreement and the transactions contemplated thereby, including the merger. STPK stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see the sections entitled “The Merger” and “The Merger Agreement” in this proxy statement/consent solicitation statement/prospectus for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.
STPK may consummate the merger only if it is approved by the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present.
Vote Required for Approval
This Business Combination Proposal (and consequently, the merger agreement and the transactions contemplated thereby, including the merger) will be approved and adopted only if the holders of a majority of the votes cast by holders of common stock, voting together as a single class, vote “FOR” the Business Combination Proposal.
Failure to submit a proxy or to vote online at the STPK Special Meeting will have no effect on the Business Combination Proposal. An abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.
The merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.
The Sponsor and STPK’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of the Business Combination Proposal.
Recommendation of the STPK Board of Directors
STPK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
PROPOSALS NO. 2 THROUGH NO. 8 — THE CHARTER PROPOSALS
The following table sets forth a summary of the principal changes proposed to be made between our Existing Charter and the proposed charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.
	Existing Charter	Proposed Charter
Authorized Shares (Proposal No. 2)	STPK’s existing charter authorizes (a) 440,000,000 shares of common stock, consisting of 400,000,000 shares of Class A Common Stock and 40,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock.	New Stem’s charter will authorize 500,000,000 shares of common stock and 1,000,000 shares of preferred stock.

	Existing Charter	Proposed Charter
Elimination of Class B Common Stock (Proposal No. 3)	STPK’s existing charter contains provisions regarding the conversion of Class B Common Stock and anti-dilution protections in respect of Class B Common Stock. STPK’s existing charter also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock.	New Stem’s charter will eliminate Class B Common Stock and any rights of holders thereof.
No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal No. 4)	STPK’s existing charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock.	New Stem’s charter will provide that, subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
Removal of Directors (Proposal No. 5)	STPK’s existing charter provides that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon voting together as a single class.	New Stem’s charter will provide that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon.
Amendments to Waiver of Corporate Opportunities Provision (Proposal No. 6)	STPK’s existing charter has no specific provision regarding when an amendment to the waiver of corporate opportunities is effective.	New Stem’s charter will provide that any alteration, amendment, addition to or repeal of the provisions of the New Stem Certificate of Incorporation that relate to the waiver of corporate opportunities will eliminate or reduce such provisions in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for such

	Existing Charter	Proposed Charter
provisions, would accrue or arise, prior to such alteration, amendment, addition repeal or adoption. In addition, the Proposed Charter includes several clarificatory amendments to the Corporate Opportunity provision, including that the waiver of corporate opportunity applies to the affiliates of officers and directors and that limitations on the waiver of corporate opportunity do not apply to circumstances where a director or officer cannot refer an opportunity to New Stem without violating a separate legal obligation.
Supermajority Provisions of the Charter and Bylaws (Proposal No. 7)	Under STPK’s existing charter, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or charter provisions (other than the requirement that any amendment to Article IX of the existing charter (Business Combination Requirements; Existence)) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at 65% of all then outstanding shares of the Common Stock.	New Stem’s charter will provide that the affirmative vote of 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal the bylaws or any provision of the Proposed Charter inconsistent with Section 5.2 of Article V (Classification of the Board of Directors), Article VI (Stockholder Action), Article VIII (Amendment), Article IX (Liability of Directors), Article X (Corporate Opportunity) or Article XI (Forum for Adjudication of Disputes).
Conditioned upon the approval of Proposals No. 2 through 7, holders of STPK common stock are also being asked to approve the Proposed Charter as a whole, which includes the approval of all other changes in the proposed charter in connection with replacing the Existing Charter with the proposed charter, including changing STPK’s name from “Star Peak Energy Transition Corp.” to “Stem, Inc.” as of the closing of the merger (Proposal No. 9). All stockholders are encouraged to read the Proposed Charter in its entirety, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.
Reasons for Proposed Charter Amendments
Authorized Shares (Proposal No. 2)
STPK’s Existing Charter authorizes (a) 440,000,000 shares of common stock, consisting of 400,000,000 shares of Class A Common Stock and 40,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock. Proposal No. 2 provides that New Stem will be authorized to issue 501,000,000 shares, consisting of 500,000,000 shares of common stock and 1,000,000 shares of preferred stock. Upon the conversion of the Class B Common Stock to Class A Common Stock and the elimination of the blank check provisions in STPK’s charter, STPK board determined that there was no longer a need to continue with two (2) series of common stock and, therefore, Proposal No. 2 eliminates the Class B Common Stock. Proposal No. 2 also increases the authorized number of shares. STPK’s board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.
STPK’s board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Elimination of Class B Common Stock (Proposal No. 3)
STPK’s Existing Charter contains provisions regarding the conversion of Class B Common Stock and anti-dilution protections in respect of Class B Common Stock. STPK’s Existing Charter also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock. The Proposed Charter eliminates Class B Common Stock and any rights of holders thereof. Following the merger, all shares of Class B Common Stock will have converted into Class A Common Stock and the protections afforded the Class B Common Stock while STPK was a special purpose acquisition company will no longer be necessary. STPK’s board of directors believes that the provisions relating to the Class B Common Stock will no longer be relevant to New Stem and should be eliminated.
No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal No. 4)
STPK’s Existing Charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock. The Proposed Charter provides that any vote with respect to the increase or decrease of the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of the majority of the voting power of the stock of New Stem entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a separate voting standard is expressly set forth in the certificate of designation of preferred stock of New Stem.
STPK’s board of directors believes that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote in the election of directors will give New Stem greater flexibility to use its share capital. STPK’s board of directors further believes that it is appropriate to require a stricter voting standard to change the authorized share capital.
Removal of Directors (Proposal No. 5)
STPK’s Existing Charter provides that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon voting together as a single class. The Proposed Charter provides that any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon. STPK’s board of directors believes that requiring a supermajority to remove directors contributes to the stability of the board and prevents a simple majority of stockholders from taking arbitrary actions or actions that may be harmful to other stockholders.
Amendments to Waiver of Corporate Opportunities (Proposal No. 6)
STPK’s Existing Charter has no specific provision regarding when an amendment to the waiver of corporate opportunities is effective. The Proposed Charter provides that no alteration, amendment, addition to or repeal of the provisions of the Proposed Charter that relates to the waiver of corporate opportunities or adoption of any provision of the Proposed Charter (including any designation of preferred stock of New Stem) inconsistent with such provisions will eliminate or reduce such provisions in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for such provisions, would accrue or arise, prior to such alteration, amendment, addition repeal or adoption. In addition, the Proposed Charter includes several clarificatory amendments to the Corporate Opportunity provision, including that the waiver of corporate opportunity applies to the affiliates of officers and directors and that limitations on the waiver of corporate opportunity do not apply to circumstances where a director or officer cannot refer an opportunity to New Stem without violating a separate legal obligation. STPK’s board of directors believes that these amendments provide important and necessary clarifications to the scope of the waiver of corporate opportunity and in particular that it is important to clarify that any future amendment of provisions of the Proposed Charter relating to the waiver of corporate opportunities will not retroactively affect any action a director may take in reliance on such waiver.
Supermajority Provisions of the Charter and Bylaws (Proposal No. 7)
Under STPK’s existing charter, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or charter provisions (other than the requirement that any amendment to Article IX of the existing charter (Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at 65% of all then outstanding shares of the Common Stock. The Proposed Charter requires the affirmative vote of 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal the bylaws or any provision of the Proposed Charter inconsistent with, Section 5.2 of Article V (Classification of the Board of Directors), Article VI (Stockholder Action), Article VIII (Amendment) or Article IX (Liability of Directors). The amendments are intended to protect the bylaws and certain key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Replacement of the Existing Charter (Proposal No. 8)
STPK’s Existing Charter will be amended and replaced in its entirety with the Proposed Charter. Conditioned upon the approval of Proposals No. 2 through 7, Proposal No. 8 provides approval for the Proposed Charter, which includes approval of all other changes in the Proposed Charter and related clean up changes, as well as the removal of provisions of STPK’s Existing Charter that will no longer be relevant, in connection with replacing the Existing Charter with the Proposed Charter, including the elimination of Article IX (Business Combination Requirements) and Article XIII (Application of DGCL Section 203) and changing STPK’s name from “Star Peak Energy Transition Corp.” to “Stem, Inc.” as of the closing of the merger.
Anti-Takeover Effects of the Proposed Charter and Certain Provisions of Delaware Law
The Proposed Charter will contain and the DGCL contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Stem. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Stem by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders. See “Description of New Stem Capital Stock — Anti-Takeover Effects of New Stem’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law” for more information.
Vote Required for Approval
Approval of the Business Combination Proposal, the NYSE Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of STPK common stock, voting together as a single class, and the affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a single class. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present. The STPK board of directors has already approved each of the proposals. The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.
Failure to submit a proxy or to vote online at the STPK Special Meeting and abstentions from voting will have the same effect as a vote “AGAINST” Proposals No. 2, 3, 4 and 7. Failure to submit a proxy or to vote online at the STPK Special Meeting and abstentions from voting will have no effect on the Proposals No. 5, 6 and 8.
The Sponsor and STPK’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the Charter Proposals.
A copy of the proposed charter, as will be in effect assuming approval of each of the Charter Proposals and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.
Recommendation of the STPK Board of Directors
STPK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE CHARTER PROPOSALS.
PROPOSAL NO. 9 — THE NYSE PROPOSAL
Immediately following consummation of the merger, STPK (and upon consummation of the merger, New Stem) intends to effect the issuance and sale of 22.5 million shares of New Stem Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements.
Reasons for the Approval for Purposes of NYSE Rule 312.03
We are seeking stockholder approval in order to comply with Rule 312.03.
Under NYSE Listing Rule 312.03, a company is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.
Additionally, pursuant to NYSE Listing Rule 312.03, when a NYSE-listed company proposes to issue securities in connection with a business combination of the stock or assets of another company, stockholder approval is required if a substantial securityholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NYSE Listing Rule 312.03(e) defines a substantial securityholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. Because Sponsor currently owns greater than 5% of STPK’s ordinary shares, Sponsor is considered a substantial stockholder of STPK under NYSE Listing Rule 312.03(e).
Stockholder approval of the NYSE Proposal is also a condition to the closing under the merger agreement.
Vote Required for Approval
The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present. Failure to submit a proxy or to vote online at the STPK Special Meeting and abstentions from voting will have no effect on the NYSE Proposal.
The merger is conditioned upon the approval of the NYSE Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NYSE Proposal, if the merger is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.
The Sponsor and STPK’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the NYSE Proposal.
Recommendation of the STPK Board of Directors
STPK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NYSE PROPOSAL.
PROPOSAL NO. 10 — THE INCENTIVE PLAN PROPOSAL
Assuming the Business Combination Proposal, each of the Charter Proposals, and the NYSE Proposal are approved at the STPK Special Meeting, stockholders will be asked to approve the New Stem 2021 Equity Incentive Plan, (the “Incentive Plan”). The board of directors of STPK adopted the Incentive Plan on                 , 2021, subject to its approval by the stockholders of STPK. If the stockholders approve the Incentive Plan, it will become effective upon the closing of the merger. The board of directors of STPK unanimously recommends that the stockholders vote “FOR” approval of the Incentive Plan.
Requested Share Authorization
The Incentive Plan authorizes the board of directors of New Stem to provide incentive compensation in the form of incentive stock options within the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards. Under the Incentive Plan, New Stem will initially be authorized to issue up to                 shares.
When approving the Incentive Plan, the board of directors of STPK considered the burn rate with respect to the equity awards granted historically by Stem, as well as Stem’s overhang, under the 2009 Plan. The burn rate is equal to the total number of equity awards that Stem granted in a fiscal year divided by the weighted average common stock outstanding during the year. Overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the 2009 Plan, divided by the sum of the total common stock outstanding, the number of equity awards outstanding and the total number of shares available for grant under the 2009 Plan.
Stem’s three-year average burn rate through December 31, 2019 relating to the 2009 Plan, at the time the board of directors of STPK approved the Incentive Plan, was approximately    %. Stem’s overhang relating to the 2009 Plan as of the record date was    %. If the Incentive Plan is approved, then Stem’s overhang would increase to approximately    %.
The following table sets forth certain information about the Incentive Plan, as well as the 2009 Plan:
Total shares remaining available for new grants under the 2009 Plan as of , 2021
Total shares underlying outstanding stock options (excluding contingent options)
Weighted average exercise price of outstanding stock options	$
Weighted average remaining contractual life of outstanding stock options (in years)
Number of new shares being authorized under the Incentive Plan
Number of shares underlying options that are contingent upon approval of the Incentive Plan
Total number of shares available for future awards if this proposal is approved (excluding contingent option awards)
Total shares of common stock outstanding as of the record date

If the Incentive Plan is approved, then New Stem’s total potential dilution from the shares available for issuance under its equity incentive plans would increase from approximately    % as of the record date to approximately    %. The board of directors of STPK considered this potential dilution level in the context of competitive data from its peer group and New Stem’s expected growth needs, and believes that the resulting dilution levels are reasonable and in the best interests of stockholders.
In addition to overall dilution, the board of directors of STPK considered annual dilution from the 2009 Plan in approving the Incentive Plan. Stem measures annual dilution as the total number of shares subject to equity awards granted during the year less cancellations and other shares returned to the reserve, divided by total common shares outstanding at the end of the year. Stem’s annual dilution under the 2009 Plan for fiscal 2019 was approximately    %.
Summary of New Stem 2020 Equity Incentive Plan
The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex E and incorporated into this proxy statement/consent solicitation statement/prospectus by reference.
The board of directors of New Stem and its stockholders intend to approve the “Incentive Plan,” which would become effective on the day prior to the effective date of the registration statement of which this prospectus forms a part, pursuant to which, at times determined by our board, New Stem will make grants of long-term equity incentive compensation to our directors, officers and other employees. The following are the material terms of the Incentive Plan, which is qualified by reference to the full text of the Incentive Plan.
Purpose of the Incentive Plan
The Incentive Plan is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and the success of New Stem’s affiliates and provide a means by which the eligible recipients may benefit from increases in the value of its common stock.
Eligibility
Awards may be granted to our and our subsidiaries’ employees, including officers, non-employee directors and consultants. Only our employees and those of our subsidiaries are eligible to receive incentive stock options.
As of the record date for the STPK Special Meeting,       employees and       non-employee directors would have been eligible to receive awards under the Incentive Plan on the basis of their services provided to the Company.
Types of Awards
The Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards.
Authorized Shares
Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of New Stem Common Stock that may be issued pursuant to stock awards under the Incentive Plan is                 shares of New Stem Common Stock (the “Share Reserve”), which is approximately equal to    % of the outstanding shares of New Stem Common Stock on a fully-diluted basis as of the closing of the merger.
The Share Reserve will not be reduced if an award or any portion thereof (i) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock issued under an award are forfeited back to or repurchased by us, such shares will revert to and again be made available for issuance under the Incentive Plan. Any shares retained or not issued by us in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of an award will also again become available for issuance under the Incentive Plan.
The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is                 .
In a single fiscal year, a non-employee director may not be granted awards under the Incentive Plan for such individual’s service on the board of directors of New Stem having a value that, together with cash fees paid to such individual for service on the board of directors of New Stem, exceed $600,000.
Shares issued under the Incentive Plan may consist of our authorized but unissued or reacquired common stock, including shares repurchased by us on the open market or otherwise or shares classified as treasury shares.
Plan Administration
Our board of directors has the authority to administer the Incentive Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the Incentive Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the Incentive Plan and awards, including the ability to correct any defect, omission or inconsistency in the Incentive Plan or any award document; (iii) settle all controversies regarding the Incentive Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the Incentive Plan; (vi) amend the Incentive Plan; (vii) submit any amendment to the Incentive Plan for stockholder approval; (viii) approve forms of award documents for use under the Incentive Plan and to amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as our board of directors may deem necessary or expedient to promote our best interests and that are not in conflict with the provisions of the Incentive Plan or any award documents; and (x) adopt procedures and sub-plans as are necessary or appropriate.
Subject to the provisions of the Incentive Plan, our board of directors may delegate all or some of the administration of the Incentive Plan to a committee of one or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by our board of directors, delegation of authority by our board of directors to a committee or an officer will not limit the authority of our board of directors. All determinations, interpretations and constructions made by our board of directors (or another authorized committee or officer exercising powers delegated by our board of directors) in good faith will be final, binding and conclusive on all persons.
Stock Options
A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of our stock or the stock of any affiliate (a “Ten Percent Stockholder”)) unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Options will not be exercisable after the expiration of ten (10) years from the date of grant (or five (5) years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable in cash, check, bank draft, money order, net exercise or as otherwise determined by our board of directors and set forth in the award agreement, including through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option and the delivery of previously owned shares. The vesting schedule applicable to any option, including any performance conditions, will be as set forth in the award agreement.
Stock Appreciation Rights
A stock appreciation right (“SAR”) is a right that entitles the participant to receive, in cash or shares of stock or a combination thereof, as determined by our board of directors, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by our board of directors on the date of grant. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A. SARs will not be exercisable after the expiration of ten (10) years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, will be as set forth in the award agreement.
Provisions Applicable to Both Options and SARs.
Transferability.   Our board of directors may, in its sole discretion, impose limitations on the transferability of options and SARs. Unless our board of directors provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. Our board of directors may permit transfer of an option or SAR in a manner not prohibited by applicable law. Subject to approval by our board of directors, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument or pursuant to a beneficiary designation.
Termination of Service.   Except as otherwise provided in an applicable award document or other agreement between us or any affiliate and a participant, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three (3) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of twelve (12) months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s death, unless otherwise provided in an applicable award or other agreement, the participant’s estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of eighteen (18) months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.
No Repricing.   Neither a stock option nor SAR may be modified to reduce its exercise price nor may (i) a new stock option, SAR or other award at a lower price be substituted or exchanged for a surrendered stock option or SAR, (ii) any option or SAR with an exercise price that exceeds the fair market value of a share of common stock be exchanged for a new option, SAR, cash or other consideration or (iii) any action be taken that would be considered a “repricing” of an option or SAR under the applicable listing standards of the national securities exchange on which the common stock is listed, if any (other than adjustments or substitutions in accordance with adjustment provisions of the Incentive Plan), unless such action is approved by the stockholders of New Stem.
Awards Other Than Options and SARs.
Restricted Stock and Restricted Stock Units.   Restricted Stock are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as our board of directors deems appropriate.

Restricted stock units (“RSUs”) are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as our board of directors deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.
Performance Awards.   A performance award is a stock or cash award that is payable contingent upon the attainment during a performance period of certain performance goals. A performance award may, but need not, require the completion of a specified period of service. The length of any performance period, the applicable performance goals and the measurement of whether and to what degree such performance goals have been attained will be as determined by the compensation committee, our board of directors or an authorized officer. We retain the discretion to reduce or eliminate the compensation or economic benefit upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.
Cash Awards. A cash award is granted and/or becomes payable upon the completion of a specified period of service or on a fully discretionary basis. The length of any applicable period of service will be determined by the compensation committee, our board of directors or an authorized officer.
Certain Adjustments.
In the event of any change in our capitalization, our board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Incentive Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. Our board of directors will make such adjustments, and its determination will be final, binding and conclusive. Unless provided otherwise in an award or other agreement, in the event of our dissolution or liquidation, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of our common stock not subject to a forfeiture condition or our right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to our repurchase rights or subject to forfeiture may be repurchased or reacquired by us notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that our board of directors may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.
Change in Control.
Unless provided otherwise in an award agreement or other agreement between us or an affiliate and the participant, in the event of Change in Control (as defined in the Incentive Plan), our board of directors will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:
(i)   arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Change in Control);
(ii)   arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);
(iii)   accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our board of directors, with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;
(v)   cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our board of directors, in its reasonable determination, may consider appropriate as an approximation of the value of the cancelled award; and
(vi)   cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.
Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.
In the absence of any affirmative determination by our board of directors at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as our board of directors will determine (or, if our board of directors does not determine such a date, to the date that is five (5) days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.
Acceleration of Awards upon a Change in Control.
An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the award agreement for such award or as may be provided in any other written agreement between us or an affiliate and the participant, but in the absence of such provision, no such acceleration will occur.
Termination and Amendment.
Our board of directors or the compensation committee may suspend or terminate the Incentive Plan at any time. No incentive stock options may be granted under the Incentive Plan after the tenth anniversary of the date our board of directors adopted the Incentive Plan. No awards may be granted under the Incentive Plan while the Incentive Plan is suspended or after it is terminated.
Certain U.S. Federal Income Tax Consequences
The following discussion of the federal income tax consequences of the Incentive Plan is intended to be a summary of applicable federal law as currently in effect. It should not be taken as tax advice by participants, who are urged to consult their individual tax advisors.
Stock Options.   Incentive Stock Options (“ISOs”) and Non-qualified stock options (“NQSOs”) are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs do not comply with such requirements. An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two (2) years following the option grant date and at least one year following exercise, the optionee’s gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee’s basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to the exercise of an ISO before satisfying these holding periods, the optionee will recognize both ordinary income and capital gain in the year of disposition. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee’s disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, New Stem will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.
In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO as described below.
An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee’s gain (or loss) on a subsequent disposition of the shares is long term capital gain (or loss) if the shares are held for at least one year following exercise. The Company does not receive a deduction for this gain.
SARs.   An optionee is not taxed on the grant of a SAR. On exercise, the optionee recognizes ordinary income equal to the cash or the fair market value of any shares received. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income.
Restricted Stock and Restricted Stock Units.   Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and New Stem will receive a corresponding deduction. However, no later than thirty (30) days after a participant receives an award of restricted stock, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. If the participant forfeits the shares to New Stem (e.g., upon the participant’s termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. Dividends paid with respect to unvested shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.
Cash Awards.   A participant will have taxable income at the time a cash award becomes payable, and, if the participant has timely elected deferral to a later date, such later date. At that time, the participant will recognize ordinary income equal to the value of the amount then payable.
Company Deduction and Section 162(m).   In general, Section 162(m) of the Code limits a publicly traded company’s federal income tax deduction for compensation in excess of $1 million paid to its Chief Executive Officer, Chief Financial Officer and the next three highest-paid executive officers. As such, we expect that we will be unable to deduct all compensation in excess of $1 million paid to our Chief Executive Officer, Chief Financial Officer and the next three highest-paid executive officers, other than previously granted awards that are subject to and comply with the certain transition rules.
Withholding Taxes.   The Company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the Incentive Plan. Whether or not such withholding is required, New Stem will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.
New Incentive Plan Benefits
No awards will be granted under the Incentive Plan prior to its approval by the stockholders of STPK. Each of Messrs. Carrington, Triplett, Russo, Bush, Johnson and Patel and Ms. Sylvia Lan will receive initial one-time awards of restricted stock units covering 1,370,000 shares, each, as part of the merger. All other awards will be granted at the discretion of New Stem, and, accordingly, are not yet determinable.

Vote Required for Approval
Approval of the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present.
Recommendation of the STPK Board of Directors
STPK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.
PROPOSAL NO. 11 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow STPK’s board of directors to adjourn the STPK Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the STPK Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the NYSE Proposal or the Incentive Plan Proposal, or holders of STPK’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that STPK would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Stem. In no event will STPK’s board of directors adjourn the STPK Special Meeting or consummate the merger beyond the date by which it may properly do so under its Existing Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by STPK’s stockholders, STPK’s board of directors may not be able to adjourn the STPK Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal or the Incentive Plan Proposal, or holders of STPK’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that STPK would have less than $5,000,001 of net tangible assets or the Minimum Condition would not be satisfied or waived by Stem, and may be unable to consummate the merger. If STPK does not consummate the merger and fail to complete an initial business combination by August 20, 2022 (subject to the requirements of law), it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present.
Failure to submit a proxy or to vote online at the STPK Special Meeting and abstentions from voting will have no effect on the Adjournment Proposal.
The merger is not conditioned upon the approval of the Adjournment Proposal.
The Sponsor and STPK’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the Adjournment Proposal.
Recommendation of the STPK Board of Directors
STPK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences of the exercise by beneficial owners of Class A Common Stock (“STPK public shares”) of their redemption rights in connection with the merger. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. This discussion applies only to beneficial owners of STPK public shares that hold such STPK public shares, as a capital asset for U.S. federal income tax purposes (generally property held for investment).
This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the U.S. Internal Revenue Services (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or any non-U.S. tax laws. In addition, this discussion does not address all U.S. federal income tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:
•
holders of our Founder Shares;

•
banks or other financial institutions;

•
tax-exempt entities;

•
insurance companies;

•
dealers in securities or foreign currencies;

•
traders in securities subject to a mark-to-market method of accounting for U.S. federal income tax purposes with respect to the STPK public shares;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•
regulated investment companies, mutual funds or real estate investment trusts;

•
“controlled foreign corporations” or “passive foreign investment companies”;

•
persons that acquired our STPK public shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
U.S. Holders whose functional currency is not the U.S. dollar;

•
former citizens or residents of the United States;

•
persons that hold our STPK public shares as part of a straddle, hedge, integrated transaction or similar transaction; or

•
persons who own five percent or more (by vote or value) of our STPK public shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of STPK public shares, that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation or other entity treated as a corporation and organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non U.S. Holder” is a beneficial owner of STPK public shares who is or that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes or other pass-through entity holds STPK public shares, the U.S. federal income tax treatment of a partner in the partnership or equityholder in the pass-through entity generally will depend upon the status of the partner or equityholder, upon the activities of the partnership or other pass-through entity and upon certain determinations made at the partner or equityholder level. Accordingly, we urge partners in entities or arrangements treated as partnerships for U.S. federal income tax purposes and equityholders in such other pass-through entities holding STPK public shares to consult their tax advisors regarding the U.S. federal income tax considerations of the exercise by such partnerships or other pass-through entities of their redemption rights in connection with the merger.
The tax consequences to you of a redemption of your STPK public shares, as applicable, will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the merger or of a redemption of your STPK public shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Tax Consequences of a Redemption of STPK Public Shares
We have not requested, and do not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the redemption of STPK public shares. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each holder of STPK public shares is urged to consult its tax advisor with respect to the particular tax consequence of the redemption to such holder.
Tax Consequences for U.S. Holders
The discussion below applies to you if you are a U.S. Holder of STPK public shares that exercises the redemption rights described above under “STPK Special Meeting of Stockholders — Redemption Rights” with respect to your STPK public shares.
Treatment of Redemption
The treatment of a redemption of your STPK public shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the STPK public shares under Section 302 of the Code. If the redemption qualifies as a sale of the STPK public shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of STPK public shares” below. If the redemption does not qualify as a sale of STPK public shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of STPK public shares treated as held by you (including any shares constructively owned by you, including STPK public shares constructively held by you as a result of owning any STPK publicly traded warrants) relative to all of the STPK public shares outstanding both before and after the redemption. The redemption of STPK public shares generally will be treated as a sale of the STPK public shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in STPK, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, you must take into account not only STPK public shares actually owned by you, but also STPK public shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as STPK publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of STPK public shares actually and constructively owned by you are redeemed or (ii) all of the STPK public shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of STPK public shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in STPK. Whether the redemption will result in a meaningful reduction in your proportionate interest in STPK will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding STPK public shares actually and constructively owned by you immediately following the redemption of the STPK public shares must, among other requirements, be less than 80% of the percentage of the outstanding STPK public shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.
If none of the foregoing tests are satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions,” below. After the application of those rules, any remaining tax basis you have in the redeemed STPK public shares will be added to your adjusted tax basis in your remaining STPK public shares, or, if you have none, to your adjusted tax basis in STPK publicly traded warrants held by you or possibly in other shares constructively owned by you.
Taxation of Redemptions Treated as Distributions
If the redemption of your STPK public shares does not qualify as a sale of STPK public shares, you will be treated as receiving a distribution from STPK. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of STPK’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of STPK public shares.”
If you are a corporate U.S. Holder, dividends paid by STPK to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.
If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least sixty (60) days which begins within a certain number of days before the ex-dividend date and certain other requirements are met (see “— Gain or Loss on Redemptions Treated as a Sale of STPK public shares” below).
Gain or Loss on Redemptions Treated as a Sale or Exchange of STPK public shares
If a redemption of your STPK public shares qualifies as a sale of STPK public shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the STPK public shares so redeemed.
Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the STPK public shares so disposed of exceeds one (1) year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders
Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of STPK public shares. A “significant holder” is a beneficial owner of STPK public shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding STPK public shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.
Tax Consequences for Non-U.S. Holders
The discussion below applies to you if you are A “Non-U.S. Holder” of STPK public shares that exercises the redemption rights described above under “STPK Special Meeting of Stockholders — Redemption Rights” with respect to your STPK public shares.
Treatment of Redemption
If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your STPK public shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s STPK public shares, as described above under “Tax Consequences for U.S. Holders — Treatment of Redemption.”
Non-U.S. Holders considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their STPK public shares will be treated as a distribution, or as a sale, under the Code.
Taxation of Redemptions Treated as Distributions
If the redemption of a your STPK public shares does not qualify as a sale or exchange of STPK public shares, you will be treated as receiving a distribution from STPK, which distribution will be treated as a dividend to the extent the distribution is paid out of STPK’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of STPK public shares” below.
Gain or Loss on Redemptions Treated as a Sale or Exchange of STPK public shares
If the redemption of your STPK public shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:
•
such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•
you are an individual who is present in the United States for one hundred eighty-three (183) days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•
we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five (5) year period ending on the date of the redemption or the period during which you held STPK public shares, and, in the case where our STPK public shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our STPK public shares at any time within the shorter of the five (5) year period or your holding period for our STPK public shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of STPK public shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of STPK public shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
Information Reporting and Backup Withholding
Proceeds received in connection with the merger or a redemption of STPK public shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may claim a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

COMPARISON OF STOCKHOLDERS’ RIGHTS
General
Stem is incorporated under the laws of the State of Delaware and the rights of Stem stockholders are governed by the laws of the State of Delaware, including the DGCL, the Stem certificate and Stem’s bylaws. As a result of the merger, Stem stockholders who receive shares of New Stem Common Stock will become New Stem stockholders. New Stem is incorporated under the laws of the State of Delaware and the rights of New Stem stockholders are governed by the laws of the State of Delaware, including the DGCL, New Stem’s Proposed Charter and New Stem’s amended and restated bylaws. Thus, following the merger, the rights of Stem stockholders who become New Stem stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by the Stem certificate and Stem’s bylaws and instead will be governed by New Stem’s Proposed Charter and New Stem’s amended and restated bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of STPK’s stockholders under STPK’s existing charter and bylaws (left column) Stem stockholders under the Stem certificate and bylaws (right column), and the rights of Stem stockholders under forms of New Stem’s Proposed Charter and amended and restated bylaws (center column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of STPK’s existing charter and bylaws, Stem certificate and bylaws, and forms of New Stem’s Proposed Charter and amended and restated bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.
STPK	New Stem	Stem
Authorized Capital Stock
STPK Common Stock. STPK is currently authorized to issue 400,000,000 shares of Class A Common Stock, par value $0.0001 per share and 40,0000 shares of and 40,000,000 shares of Class B Common Stock, par value $0.0001. As of , 2021, there were shares of Class A Common Stock and shares of Class B Common Stock outstanding.	New Stem Common Stock. New Stem will be authorized to issue 500,000,000 shares of common stock, par value $0.0001 per share. As of , 2021, we expect there will be approximately million shares of New Stem Common Stock (assuming no redemptions) outstanding following consummation of the merger.	Stem Common Stock. Stem is authorized to issue 328,728,323 shares of Common Stock, $0.000001 par value per share. As of , 2021, there were shares of Stem Common Stock outstanding.
STPK Preferred Stock. STPK is currently authorized to issue 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share.	New Stem Preferred Stock. New Stem will be authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share. Following consummation of the merger, New Stem is not expected to have any shares of New Stem Preferred Stock outstanding	Stem Preferred Stock. Stem is currently authorized to issue 269,351,021 shares of Preferred Stock, $0.00001 par value per share, 4,305 of which shall be designated Series 1 Preferred Stock, 21,288 of which shall be designated Series A Preferred Stock, 30,991,277 of which shall be designated Series A’ Preferred Stock, 36,969,407 of which shall be designated Series B Preferred Stock, 64,129,209 of which shall be designated Series C Preferred Stock, 87,235,535 of which shall

STPK	New Stem	Stem
be designated Series D Preferred Stock, and 50,000,000 of which shall be designated Series D’ Preferred Stock. As of , 2021, there were shares of Series 1 Preferred Stock, shares of Series A Preferred Stock, shares of Series B Preferred Stock, shares of Series C Preferred Stock and shares of Series D Preferred Stock outstanding.
Rights of Preferred Stock
STPK’s board of directors may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the STPK board of directors providing for the issuance of such series.	Same as STPK.	The rights of the Stem preferred stock are established under the Stem certificate.
Number and Qualification of Directors
The STPK board of directors shall consist of one or more members, the number thereof to be fixed solely by resolution adopted from time to time by the board of directors by a majority of the directors then in office.
STPK’s board of directors consists of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The New Stem board of directors shall consist of one or more members, the number thereof to be fixed solely by resolution adopted from time to time by the board of directors by a majority of the directors then in office.
New Stem’s board of directors consists of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.
The Stem board of directors shall consist of nine members.
Election of Directors
Holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the	The stockholders shall elect the directors to the class whose term expires at said meeting for a term of three (3) years or until his or her successor is duly elected and	So long as at least 2,800,000 shares of Series A Preferred Equivalent Securities remain outstanding, the holders of Series A Preferred Equivalent

STPK	New Stem	Stem
election of directors. At each annual meeting the holders of the Class A Common Stock and Class B Common Stock shall elect the directors to the class whose term expires at said meeting for a term of three (3) years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.	qualified, subject to such director’s earlier death, resignation, disqualification or removal.	Securities, voting as a separate class, shall be entitled to elect one director. So long as at least 2,700,000 shares of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one director. So long as any shares of Series C Preferred Stock remain outstanding, the holders of Series C Preferred Stock, voting as a separate class, shall be entitled to elect three directors. So long as any shares of Series D Preferred Stock remain outstanding, the holders of Series D Preferred Stock, voting together as a separate class, on an as-converted basis, shall be entitled to elect two directors. So long as at least 5,500,000 shares of Stem Senior Preferred Stock remain outstanding, the holders of the Stem Senior Preferred Stock, voting as a single class on an as-converted basis, shall be entitled to elect one director. The holders of Common Stock and Series 1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director.
Removal of Directors
Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office

Any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon.
Whenever the holders of one or more series of the New Stem Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be
No supermajority requirements removal requirements to the above election rights.

STPK	New Stem	Stem
and other features of such directorships shall be governed by the terms of such series of the Preferred Stock.	governed by the terms of such series of the New Stem Preferred Stock.
Voting
Holders of Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote on all matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law, holders of shares of any series of common stock shall not be entitled to vote on any amendment to STPK’s existing charter (including any amendment to any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of common stock if the holders of such affected series of Preferred Stock or common stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to STPK’s existing charter (including any preferred stock designation) or the DGCL.	Each holder of New Stem Common Stock, as such, shall be entitled to one vote for each share of New Stem Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of New Stem Common Stock, as such, shall not be entitled to vote on any amendment to New Stem certificate, including any certificate of designations relating to any series of New Stem Preferred Stock that relates solely to the terms of one or more outstanding series of New Stem Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the New Stem certificate (including any preferred stock certificate of designation).
Except as otherwise specified under the Stem certificate (such as the election of directors, as specified above) or as required by law, the holders of Stem preferred Stock and common stock shall vote together and not as separate classes and there shall be no preferred stock series voting.
On any matter presented to Stem stockholders for their action or consideration at any meeting of stockholders or by written consent of stockholders in lieu of meeting, each holder of Stem preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. The holders of shares of the preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote. Holders of preferred stock shall be entitled to notice of any stockholders’ meeting in accordance with the Stem bylaws. Fractional votes shall not be permitted and any fractional voting rights resulting from the conversion formula (after aggregating all shares into which shares of preferred stock held by each holder could be converted), shall be disregarded.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in a corporation’s charter; however, the STPK certificate does not authorize cumulative voting.	Same as STPK.	To the extent that Section 2115 of the California General Corporation Law makes Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law applicable to Stem, Stem’s stockholders shall have the right

STPK	New Stem	Stem
to cumulate their votes in connection with the election of directors as provided by Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law.
Vacancies on the Board of Directors
Any vacancies on the STPK board of directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.	Same as STPK.	If a vacancy on the Stem board of directors is to be filled by the board of directors, only directors elected by the same class, classes or series of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.
Stockholder Action by Written Consent
Any action required or permitted to be taken by the STPK stockholders must be effected by a meeting of stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent	No action that is required or permitted to be taken by the stockholders of New Stem may be effected by consent of stockholders in lieu of a meeting of stockholders.	Action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

STPK	New Stem	Stem
Amendment to Certificate of Incorporation and Bylaws
The affirmative vote of the holders of at least a majority of the voting power of all then outstanding STPK capital stock entitled to vote generally in the election of directors, voting together as a single class is required for amendments to the charter or bylaws (other than the requirement that any amendment to Article IX of the existing charter Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at 65% of all then outstanding shares of the common stock.	The affirmative vote of 66 2∕3% of the voting power of the New Stem capital stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal the New Stem bylaws or any provision of the New Stem certificate inconsistent with, Section 5.2 of Article V (Classification of the Board of Directors), Article VI (Stockholder Action), Article VIII (Amendment), Article IX (Liability of Directors) or Article X (Corporate Opportunity) or Article XI (Form of Adjudication of Disputes).
Other than the below protective provisions, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding Stem capital stock entitled to vote generally in the election of directors, voting together as a single class is required for amendments to the charter or bylaws.
Article 8 of the Stem certificate establishes certain protective provisions applicable, respectively, to the Stem Senior Preferred Stock, Series D Preferred Stock, Series C Preferred Stock and Series B Preferred Stock. Subject to the conditions for the applicability of these protective provisions established under the Stem certificate, the provisions require, among other things, the approval of holders of the applicable series of Stem preferred stock to approve amend, alter or repeal any provision of the Stem certificate or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the applicable series of preferred stock, certain changes to the authorized capital stock of Stem or the entry into certain specified transactions.

Quorum
Board of Directors. At all meetings of the STPK board of directors, a majority of the members of the board of directors shall constitute a quorum for the transaction of business.	Board of Directors. Same as STPK.	Board of Directors. Same as STPK.
Stockholders. At any meeting of STPK stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall	Stockholders. Same as STPK.	Stockholders. Same as STPK.

STPK	New Stem	Stem
constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.
Special Stockholder Meetings
Except as otherwise required by law or a preferred stock designation, a special meeting of the STPK stockholders may be called at any time only by the STPK chairman of the board of directors, chief executive or the board of directors.	Except as otherwise required by law or a preferred stock designation, a special meeting of the New Stem stockholders may be called at any time only by the New Stem board of directors.	Special meetings of the Stem stockholders may be called at any time by the Stem board of directors, chairperson of the board of directors, chief executive officer or president (in the absence of a chief executive officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting.
Notice of Stockholder Meetings
Written notice of each STPK stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 (Means of Giving Notice) of the STPK bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by STPK not less than ten (10) nor more than sixty (60) days before the date of the	Whenever New Stem stockholders are required or permitted to take any action at a meeting, notice of the place, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting), the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, if the meeting is to be held solely by means of remote communications, the means for accessing the list of stockholders shall be given. The notice shall be given not less than ten (10) nor more than sixty (60) days before the date on which the	Whenever Stem stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the Stem certificate of incorporation or bylaws, the written notice of any meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

STPK	New Stem	Stem
meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the STPK’s notice of meeting (or any supplement thereto).	meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the New Stem certificate (including any preferred stock designation) or the New Stem bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.
Annual and Special Meeting Proposals
No business may be transacted at an annual meeting of STPK stockholders, other than business that is either (A) specified in STPK’s notice of meeting (or any supplement thereto) given by or at the direction of the STPK board of directors, (B) otherwise properly brought before the annual meeting by or at the direction of the STPK board of directors or (C) otherwise properly brought before the annual meeting by any STPK stockholder (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in the STPK bylaws and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in the STPK bylaws, including the requirement that notice be provided no later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of STPK stockholders. Clause (C) is the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of	Nominations of persons for election to the New Stem board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (A) pursuant to New Stem’s notice of meeting (or any supplement thereto); (B) by or at the direction of the New Stem board of directors (or any authorized committee thereof); or (C) by any New Stem stockholder who is a stockholder of record at the time the notice is delivered to the Secretary of New Stem, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the New Stem bylaws, including the requirement that notice be provided no later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of New Stem stockholders; or (D) pursuant to and in accordance with that certain Investor Rights Agreement. Clause (C) is the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders, other	If any person(s) other than the Stem board of directors calls a special meeting, the request shall: (i) be in writing; (ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the chairperson of the board of directors, the chief executive officer, the president (in the absence of a chief executive officer) or the secretary of Stem. The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders.

STPK	New Stem	Stem
stockholders, other than a proposal included in STPK’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act.
Only such business shall be conducted at a special meeting of STPK stockholders as shall have been brought before the meeting pursuant to STPK’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the STPK’s notice of meeting by any STPK stockholder of record entitled to vote at such meeting, pursuant to the requirements set forth in the STPK bylaws, including the requirement to provide notice not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting is first made by the STPK.

than a proposal included in New Stem’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act.
Only such business shall be conducted at a special meeting of New Stem stockholders as shall have been brought before the meeting by or at the direction of the New Stem board of directors. Provided that one or more directors are to be elected at such meeting, nominations of persons for election to the New Stem board of directors may be made at a special meeting by any New Stem stockholder of record entitled to vote at such meeting, pursuant to the requirements set forth in the New Stem bylaws, including the requirement to provide notice not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the New Stem board of directors to be elected at such meeting is first made by the New Stem.

Limitation of Liability of Directors and Officers
A director of STPK shall not be personally liable to STPK or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to STPK or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock	To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of New Stem shall be personally liable to New Stem or its stockholders for monetary damages for breach of fiduciary duty as a director.	Same as New Stem.

STPK	New Stem	Stem
purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.
Indemnification of Directors, Officers, Employees and Agents
To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, STPK shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of STPK or, while a director or officer of STPK, is or was serving at the request of STPK as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. STPK shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the	Same as STPK.	Stem shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of Stem or is or was serving at the request of Stem as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding.

STPK	New Stem	Stem
extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified.
Dividends, Distributions and Stock Repurchases
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the business combination redemption rights provided under Article IX of STPK’s existing charter, the holders of STPK common stock shall be entitled to receive any dividends to the extent permitted by law when, as and if declared by the STPK board of directors.	Subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of New Stem Common Stock shall be entitled to receive any dividends to the extent permitted by law when, as and if declared by the New Stem board of directors.	Holders of Series D’ Preferred Stock, Series D Preferred Stock and holders of other Stem Senior Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Stem board of directors, out of any assets at the time legally available therefor, at the dividend rates specified under the Stem certificate and according to the payment preferences and priority established under the Stem certificate. After the payment or setting aside for payment of such dividends, any additional dividends (other than dividends on common stock payable solely in common stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Stem preferred stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of preferred stock were converted at the then-effective conversion rate as established under the Stem certificate.
Liquidation
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the business combination redemption rights provided under Article IX of STPK’s existing charter, in the	Upon the dissolution, liquidation or winding up of New Stem, subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of New Stem Common Stock shall be entitled to receive	In the event of any liquidation, dissolution or winding up of Stem, either voluntary or involuntary, the holders of Stem Senior Preferred Stock shall receive liquidation distributions according to the priorities

STPK	New Stem	Stem
event of any voluntary or involuntary liquidation, dissolution or winding up of STPK, after payment or provision for payment of the debts and other liabilities of Stem, the holders of shares of common stock shall be entitled to receive all the remaining assets of STPK available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.	the assets of New Stem available for distribution to its stockholders ratably in proportion to the number of shares held by them.
applicable to each series of Stem Senior Preferred Stock established under the Stem certificate equal to the sum of (i) the liquidation preference applicable to each series of Stem Senior Preferred Stock as established under the Stem certificate and (ii) all declared but unpaid dividends (if any) on such series of preferred stock. If upon the liquidation, dissolution or winding up of Stem, the assets of Stem legally available for distribution to the holders a series of Stem Senior Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in the Stem certificate then the entire assets of Stem legally available for distribution shall be distributed with equal priority and pro rata among the holders of the relevant series of preferred stock on a pari passu basis in proportion to the full amounts they would otherwise be entitled to receive pursuant to the Stem certificate.
After the payment or setting aside for payment to the holders of the Stem Senior Preferred Stock of the full amounts specified in the Stem certificate, the entire remaining assets of Stem legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Stem Series 1 Preferred Stock and the common stock in proportion to the number of shares of common stock held by them, with the shares of Series 1 Preferred Stock being treated for this purpose as if they had been converted to shares of common stock at the then applicable Conversion Rate (as defined in the Stem certificate) established under the Stem certificate.

Conversion
Shares of Class B Common Stock	There will be no conversion rights	Each share of Stem Senior

STPK	New Stem	Stem
shall be convertible into shares of Class A Common Stock on a one-for-one basis at any time and from time to time at the option of the holder thereof and automatically on the closing of the business combination subject to the terms and conversion ratios set forth in the STPK certificate.	relating to the New Stem Common Stock.	Preferred Stock shall be convertible, according to the conversion mechanisms and subject to adjustments to the conversion price for diluting issues established under the Stem certificate, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of common stock determined by dividing the original issue price for such series of Stem Senior Preferred Stock by the Conversion Price (as defined in the Stem certificate) for such series. Each share of Stem Senior Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of common stock at the then effective Conversion Rate (as defined in the Stem certificate) for such share (i) immediately prior to the closing of a Qualified IPO (as defined in the Stem certificate), or (ii) upon the receipt by Stem of a written request for such conversion from the holders of the Requisite Threshold (as defined in the Stem certificate), or, if later, the effective date for conversion specified in such request.
Anti-Takeover Provisions and other Stockholder Protections
STPK is not subject to Section 203 of the DGCL; however, the STPK certificate contains a similar provision to Section 203 of the DGCL that excludes Star Peak Sponsor LLC and its affiliates from the definition of “interested stockholder.”	New Stem is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of New Stem’s voting stock) for three (3) years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	Stem is subject to Section 203 of the DGCL.
Stockholder Rights Plan
While Delaware law does not include a statutory provision	Same as STPK.	Same as STPK.

STPK	New Stem	Stem
expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.
STPK does not have a stockholder rights plan currently in effect, but under the DGCL, STPK’s board of directors could adopt such a plan without stockholder approval.
Preemptive Rights
There are no preemptive rights relating to shares of Stem’s common stock	Same as STPK.	Same as STPK.
Choice of Forum
STPK’s certificate designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of STPK, (ii) any claim of breach of a fiduciary duty owed by any of STPK’s directors, officers or employee of STPK governed by the internal affairs doctrine, (iii) any claim against STPK, its directors, officers or employees arising under its charter, bylaws or the DGCL or (iv) any claim against STPK governed by the internal affairs doctrine.	Same as STPK.	None.

DESCRIPTION OF NEW STEM CAPITAL STOCK
As a result of the merger, Stem stockholders who receive shares of New Stem Common Stock in the merger will become stockholders of New Stem. Your rights as New Stem stockholders will be governed by Delaware law and New Stem’s Proposed Charter and amended and restated bylaws. The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the applicable provisions of Delaware law and New Stem’s Proposed Charter and form of amended and restated bylaws carefully and in their entirety because they describe your rights as a holder of shares of New Stem Common Stock.
Common Stock
Holders of New Stem Common Stock are entitled to one (1) vote for each share held of record on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in the Proposed Charter or amended and restated bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the New Stem stockholders at which there is a quorum is required to approve any such matter voted on by its stockholders. New Stem’s board of directors is divided into three (3) classes, each of which will generally serve for a term of three (3) years with only one (1) class of directors being elected each year. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Stockholders are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our Board out of legally available assets or funds.
Redeemable Warrants
The warrants were issued in registered form under a warrant agreement between CST, as warrant agent, and New Stem (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check payable to New Stem or by wire transfer, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of New Stem Common Stock and any voting rights until they exercise their warrants and receive shares of New Stem Common Stock. After the issuance of shares of New Stem Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.
In addition, if (x) New Stem issues additional shares of New Stem Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at a Newly Issued Price (as defined in the Warrant Agreement) of less than $9.20 per share of New Stem Common Stock (with such issue price or effective issue price to be determined in good faith by New Stem’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the Market Value (as defined in the Warrant Agreement) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Stem will, upon exercise, round down to the nearest whole number of shares of New Stem Common Stock to be issued to the warrantholder.

Each whole warrant entitles the registered holder to purchase one (1) whole share of New Stem Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, 30 days after the completion of the initial business combination. Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of New Stem Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. Only whole warrants are traded. The warrants will expire five (5) years after the completion of the initial business combination, at 5:00 p.m. Eastern Time or earlier upon redemption or liquidation.
New Stem will not be obligated to deliver any shares of New Stem Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Stem Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Stem’s satisfying New Stem’s obligations described below with respect to registration. No warrant is exercisable and New Stem will not be obligated to issue shares of New Stem Common Stock upon exercise of a warrant unless New Stem Common Stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Stem be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New Stem Common Stock underlying such unit.
New Stem has agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of the initial business combination, New Stem will use its best efforts to file with the SEC a registration statement covering the shares of New Stem Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Stem Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the shares of New Stem Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when New Stem will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the New Stem Common Stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when New Stem shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, as amended, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.
Once the warrants become exercisable, New Stem may call the warrants for redemption:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

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if, and only if, the reported last sale price of the New Stem Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three (3) business days before New Stem sends the notice of redemption to the warrantholders.

If and when the warrants become redeemable, New Stem may not exercise its redemption right if the issuance of shares of New Stem Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or New Stem are unable to effect such registration or qualification.

New Stem established the last of the redemption criteria discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Stem issues a notice of redemption of the warrants, each warrantholder is entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New Stem Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
A holder of a warrant may notify New Stem in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that, to the warrant agent’s actual knowledge, after giving effect to such exercise, such person (together with such person’s affiliates) would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Stem Common Stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of New Stem Common Stock is increased by a stock dividend payable in shares of New Stem Common Stock, or by a split-up of shares of New Stem Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Stem Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Stem Common Stock. A rights offering to holders of New Stem Common Stock entitling holders to purchase shares of New Stem Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Stem Common Stock equal to the product of (i) the number of shares of New Stem Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Stem Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of New Stem Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for New Stem Common Stock, in determining the price payable for New Stem Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New Stem Common Stock as reported during 10 trading day period ending on the trading day prior to the first date on which the shares of New Stem Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New Stem, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities, or other assets to the holders of New Stem Common Stock on account of such shares of New Stem Common Stock (or other shares of New Stem’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New Stem Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of New Stem Common Stock in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of New Stem’s obligation to redeem 100% of its New Stem Common Stock if it does not complete the initial business combination within the timeframe set forth in its amended and restated certificate of incorporation or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of New Stem’s common stock upon its failure to complete the initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Stem Common Stock in respect of such event.
If the number of outstanding shares of New Stem Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Stem Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Stem Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Stem Common Stock.
Whenever the number of shares of New Stem Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Stem Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Stem Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New Stem Common Stock (other than those described above or that solely affects the par value of such shares of New Stem Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which New Stem is the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of New Stem Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which New Stem are dissolved, the warrantholders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Stem Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Stem Common Stock in such a transaction is payable in the form of New Stem Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to warrantholders when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the warrantholders otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
Annual Stockholder Meetings
New Stem will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by New Stem’s board of directors. To the extent permitted under applicable law, New Stem may conduct meetings by means of remote communication.
Anti-Takeover Effects of New Stem’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law
New Stem’s Proposed Charter and amended and restated bylaws will contain and the DGCL contains provisions, as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of New Stem’s board of directors. These provisions are intended to avoid costly takeover battles, reduce New Stem’s vulnerability to a hostile change of control and enhance the ability of New Stem’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Stem. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of New Stem by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New Stem Common Stock held by stockholders.
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Issuance of undesignated preferred stock:   Under New Stem’s second amended and restated certificate of incorporation, New Stem’s board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by New Stem’s board of directors. The existence of authorized but unissued shares of preferred stock enables New Stem’s board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

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Classified board:   New Stem’s second amended and restated certificate of incorporation will establish a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of New Stem’s board of directors.

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Election and removal of directors and board vacancies:   New Stem’s second amended and restated certificate of incorporation will provide that directors will be elected by a plurality vote. New Stem’s second amended and restated certificate of incorporation and amended and restated bylaws will also provide that New Stem’s board of directors has the right to increase or decrease the size of the Board and to fill vacancies on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Only New Stem’s board of directors is authorized to fill vacant directorships. In addition, the number of directors constituting New Stem’s board of directors may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of New Stem’s board of directors and gaining control of New Stem’s board of directors by filling the resulting vacancies with its own nominees.

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Requirements for advance notification of stockholder nominations and proposals:   New Stem’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

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No written consent of stockholders:   New Stem’s second amended and restated certificate of incorporation will provide that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

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No stockholder ability to call special meetings:   New Stem’s second amended and restated certificate of incorporation and amended bylaws will provide that only New Stem’s board of directors may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

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Amendments to certificate of incorporation and bylaws:   Any amendment to New Stem’s second amended and restated certificate of incorporation will be required to be approved by a majority of New Stem’s board of directors as well as, if required by law or New Stem’s second amended and restated certificate of incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to board classification, stockholder action, certificate amendments, and liability of directors must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our amended bylaws will be required to be approved by either a majority of New Stem’s board of directors or not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

These provisions are designed to enhance the likelihood of continued stability in the composition of New Stem’s board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203
As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New Stem’s stockholders have appraisal rights in connection with a merger or consolidation of New Stem. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of New Stem’s stockholders may bring an action in New Stem’s name to procure a judgment in New Stem’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Stem’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
New Stem’s second amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of our second amended and restated certificate of incorporation or amended and restated bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, New Stem’s second amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. Although our amended and restated certificate of incorporation contains the choice of forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Proposed Charter, to the extent allowed by Delaware law, renounces any interest or expectancy that New Stem has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to New Stem’s officers, directors or their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and New Stem renounces any expectancy that any of the directors or officers of New Stem will offer any such corporate opportunity of which they may become aware to New Stem, except with respect to any of the directors or officers of New Stem regarding a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of New Stem and (i) such opportunity is one New Stem is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue and (ii) the director or officer is permitted to refer that opportunity to New Stem without violating any legal obligation.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Stem and its stockholders, through stockholders’ derivative suits on New Stem’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
New Stem’s amended and restated bylaws provide that New Stem must indemnify and advance expenses to New Stem’s directors and officers to the fullest extent authorized by the DGCL. New Stem also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Stem’s directors, officers and certain employees for some liabilities. New Stem believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.
These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Stem and its stockholders. In addition, your investment may be adversely affected to the extent New Stem pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving New Stem’s directors, officers or employees for which indemnification is sought.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Person Transactions — Stem
Other than compensation arrangements for Stem’s directors and executive officers, which are described elsewhere in this proxy statement/consent solicitation statement/prospectus, the following describes transactions since January 1, 2017, and each currently proposed transaction in which:
• Stem has been or is to be a participant;
• the amount involved exceeded or will exceed $120,000; and
• any of Stem’s directors or executive officers that are expected to continue as directors or executive officers following the merger or holders of more than 5% of Stem’s capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or material interest.
Investors’ Rights Agreement
Stem is a party to a Fifth Amended and Restated Investors’ Rights Agreement, dated as of June 18, 2019 (the “Investors’ Rights Agreement”), with certain holders of Stem’s capital stock and warrants. The Investors’ Rights Agreement provides, among other things, that certain holders of Stem’s capital stock and warrants have the right to request that Stem file a registration statement, and/or request that their shares be covered by a registration statement that Stem is otherwise filing, subject to certain exceptions. In connection with the merger, the Investors’ Rights Agreement will be terminated and none of Stem’s holders of capital stock and warrants will have any special registration rights with respect to Stem’s securities.
Voting Agreement
Stem is a party to a Fifth Amended and Restated Voting Agreement, dated as of June 18, 2019 (the “Voting Agreement”), under which certain holders of Stem’s capital stock have agreed to vote their shares on certain matters, including with respect to the election of directors. In connection with the merger, the Voting Agreement will be terminated and none of Stem’s stockholders will have any special rights regarding the election or designation of members of STPK’s board of directors, the voting of STPK’s capital stock, or the restrictions on transfer of Stem’s capital stock pursuant to the Voting Agreement.
Right of First Refusal and Co-Sale Agreement
Stem is a party to a Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 18, 2019 (the “Right of First Refusal and Co-Sale Agreement”), with certain holders of Stem’s capital stock. The Right of First Refusal and Co-Sale Agreement provides for rights of first refusal and co-sale relating to the shares of Stem’s common stock held by certain parties to the Right of First Refusal and Co-Sale Agreement. In connection with the merger, the Right of First Refusal and Co-Sale Agreement will be terminated.
Indemnification Agreements
Stem has entered into indemnification agreements with each of its current directors and officers.
Secured Promissory Note
In January 2017, Stem entered into a secured promissory note of $1,500,000 with David Buzby. The note had an interest rate of 8% per annum. In connection with the secured promissory note, Stem granted a trust affiliated with Mr. Buzby 500,000 warrants to purchase shares of Stem’s Common Stock at an exercise price per share equal to $0.36, subject to certain adjustments. In February 2017, Stem repaid the note and accrued interest in full.
Convertible Notes 2017
During the first quarter of 2017, Stem issued and sold convertible promissory notes (the “2017 Convertible Notes”) payable to various investors with aggregate gross proceeds of $20.3 million of which

$16.6 million were sold to related parties. Each 2017 Convertible Note was converted in January 2019 into shares of Stem’s Series D Preferred Stock pursuant to the terms of such agreement. The table below summarizes these sales and the conversion.
Investor	Shares of Series D Preferred Stock upon Conversion	Aggregate Principal Amount ($)
Angeleno Investors III, L.P.(1)	775,537	1,069,698
Mithril LP(2)	3,567,471	4,920,614
Mitsui & Co., Ltd.(3)	1,945,994	2,684,110

(1)
Mr. Tammineedi, a member of Stem’s board of directors, is a principal of an affiliate of Angeleno Investors III, L.P., which holds more than 5% of Stem’s capital stock.

(2)
Holds more than 5% of Stem’s capital stock.

(3)
Mr. Kurihara, a member of Stem’s board of directors, is an employee of Mitsui & Co., Ltd., which holds more than 5% of Stem’s capital stock.

Series D Offering
In three closings in January, June and December 2018, Stem sold an aggregate of 58,814,245 shares of Stem’s Series D Preferred Stock at a price of $1.5326 per share for an aggregate purchase price of approximately $90.1 million of which 48,936,449 shares were sold to related parties. Concurrent with the issuance of Stem’s Series D Preferred Stock, Stem issued to certain investors 4,133,681 shares of Stem’s Common Stock of which 3,584,130 shares were issued to related parties. The table below summarizes these sales and issuances:
Investor	Shares of Series D Preferred Stock Purchased	Shares of Common Stock Issued	Aggregate Purchase Price ($)
Activate Capital Partners, L.P.(1)	9,787,290	716,826	15,000,001
Esta Investments Pte. Ltd.(2)	9,787,290	716,826	15,000,001
2561549 Ontario Limited.(3)	19,574,579	1,433,652	30,000,000
OPG Investments Inc.(2)	9,787,290	716,826	15,000,001

(1)
Mr. Jacob, a member of Stem’s board of directors, is a managing director of an affiliate of Activate Capital Partners, L.P., which holds more than 5% of Stem’s capital stock.

(2)
Holds more than 5% of Stem’s capital stock.

(3)
Mr. Leufkens, a member of Stem’s board of directors, is a director of an affiliate of 2561549 Ontario Limited, which holds more than 5% of Stem’s capital stock.

Convertible Notes 2019 and 2020
In several closing throughout 2019 and 2020, Stem issued and sold convertible promissory notes (the “2019 Convertible Notes”) payable to various investors with aggregate gross proceeds of $98,875,394 of which $77,533,277 were sold to related parties. The 2019 Convertible Notes accrue interest at 8% per annum and are automatically convertible, contingent upon the occurrence of certain events, most notable a qualified financing (a “Qualified Financing”), defined as the issuance and sale of a minimum amount of additional common stock or the next series of preferred stock of Stem (“Financing Stock”). The conversion price is defined as a price per share equal to 85% of the price per share (“Offer Price”) paid by the other purchase of the Financing Stock sold in the Qualified Financing. The 2019 Convertible Notes are convertible into the number of shares of Financing Stock needed to settle all of the aggregate amount of principal and unpaid interest owed to the investor, which is based on the ultimate price per share associated with the Financing Stock.

At the time of the 2019 Convertible Notes offerings, Stem allowed certain existing investors who participated in the 2019 Convertible Notes offering to exchange existing holdings of preferred shares and common shares for shares of Stem’s Series D’ Preferred Stock. The exchange ratios were based on the liquidation preference that such holders of preferred stock that was junior to the Stem Series D’ Preferred Stock will receive the same aggregate liquidation value and dividend before and after the exchange.
The table below summarizes these sales and the conversion.
Investor	Shares of Series D’ Preferred Stock Received	Aggregate Principal Amount ($)
2561549 Ontario Limited(1)	19,574,579	14,649,022
RWE Supply & Trading GMBH(2)	17,418,622	9,654,893
Angeleno Investors III, L.P.(3)	14,709,373	9,264,648
Activate Capital Partners, L.P.(4)	9,787,290	7,063,722
Mitsui & Co., Ltd.(5)	3,250,966	2,000,000
David Buzby(6)	254,888	2,000,000
Copec Overseas S.P.A.(7)	19,711,869(8)	30,000,000(8)

(1)
Mr. Leufkens, a member of Stem’s board of directors, is a director of an affiliate of 2561549 Ontario Limited, which holds more than 5% of Stem’s capital stock.

(2)
Mr. O’Reilly, a member of Stem’s board of directors, is an employee of RWE Supply & Trading GMBH, which holds more than 5% of Stem’s capital stock.

(3)
Mr. Tammineedi, a member of Stem’s board of directors, is a principal of an affiliate of Angeleno Investors III, L.P., which holds more than 5% of Stem’s capital stock.

(4)
Mr. Jacob, a member of Stem’s board of directors, is a managing director of an affiliate of Activate Capital Partners, L.P., which holds more than 5% of Stem’s capital stock.

(5)
Mr. Kurihara, a member of Stem’s board of directors, is an employee of Mitsui & Co., Ltd., which holds more than 5% of Stem’s capital stock.

(6)
Mr. Buzby is a member of Stem’s board of directors.

(7)
Holds more than 5% of Stem’s capital stock.

(8)
In August 2019, Copec Overseas S.P.A. converted the outstanding note into Stem’s Series D’ Preferred Stock.

In connection with the 2019 Convertible Note offering, certain investors, including the related parties above that bought a minimum threshold of the 2019 Convertible Notes were issued warrants giving them rights to acquire Financing Stock at the Offer Price per share, or in the event the Financing Stock offering does not occur, to acquire Stem’s Series D’ Preferred Stock (the “Preferred Stock Warrants”). The number of Preferred Stock Warrants issued is subject to adjustment pending the occurrence of the Qualified Financing. The Preferred Stock Warrants are transferrable (with Stem’s consent) and expire upon the earlier of the occurrence of certain events or the seventh anniversary of the date of issuance. Copec Overseas S.P.A. (“Copec”) also received a warrant to purchase 5,000,000 shares of Stem’s Common Stock at the time it purchased the 2019 Convertible Notes.
Project Financing Transactions with Ontario Teachers’ Pension Plan Board
In July 2018, Stem, through its wholly owned subsidiary Stem Finance SPV V ULC, entered into a partnership agreement with Trillium Storage GP Inc., an affiliate of Ontario Teachers’ Pension Plan Board, and a further affiliate of 2561549 Ontario Limited (“OTPP”), which was amended in August 2018. The partnership agreement provided an exclusive financing facility for Stem to construct and operate energy storage systems in Province of Ontario in Canada. The partnership agreement provided up to C$200 million of financing. The partnership agreement was further amended in June 2019 to remove the exclusivity term and allow Stem to pursue other financing options in addition to the facility with OTPP. As of December 2020, approximately C$25 million has been financed through the facility.
Commercial Agreements
In July 2020, Stem and Copec, announced a joint venture and strategic partnership to bring Stem’s technology to Chile and Colombia. Copec will deploy Stem’s intelligent storage solutions and leverage Stem’s expertise in design, deployment, and project financing of energy storage projects. Stem and Copec intend to collaborate on expansion in the region, working with communities, regulators, utilities and commercial entities in both Chile and Colombia. Stem and Copec will focus exclusively on Chile and Colombia in the first phase of the partnership, with the potential to expand into other countries in South America. As of December 2020, no systems are operational under the agreement.
Side Letters
In January 2018 in connection with the Series D offering described above, Stem entered into a side letter with Activate Capital Partners, L.P. which granted certain management and information rights.
In June 2018 in connection with the Series D offering described above, Stem entered into a side letter with OPG Investments Inc. (“OPG”) which granted certain management rights. Further, the side letter included certain other rights, including, among other things, that if Stem entered into any side letter or other similar written agreement following such date with a current stockholder, any purchaser of shares of Stem’s Series D Preferred Stock, or any other person that purchase shares of any series of preferred stock of Stem during the twelve (12) months following the date of the letter agreement (a “OPG New Stockholder”), then OPG shall receive the same rights as the OPG New Stockholder, subject to certain exemptions.
In June 2019, Stem entered into a side letter with Mitsui & Co., Ltd. (“Mitsui”) which granted certain management rights. Those rights followed Mitsui’s purchase of 9,787,290 shares of Stem’s Series C Preferred Stock. Further, the side letter included certain other rights, including, among other things, that if Stem entered into any side letter or other similar written agreement following such date with a current stockholder, any purchaser of shares of Stem’s Series D Preferred Stock, or any other person that purchase shares of any series of preferred stock of Stem during the twelve (12) months following the date of the letter agreement (a “Mitsui New Stockholder”), then Mitsui shall receive the same rights as the Mitsui New Stockholder, subject to certain exemptions.
In July 2019, Stem entered into a side letter with Copec that granted Copec certain management rights. Further, the side letter included certain other rights, including, among other things, that if Stem entered into any side letter or other similar written agreement following such date with a current stockholder, any purchaser of shares of Stem’s Series D’ Preferred Stock, or any other person that purchase shares of any series of preferred stock of Stem during the twelve (12) months following the date of the letter agreement (a “Copec New Stockholder”), then Copec shall receive the same rights as the Copec New Stockholder, subject to certain exemptions.
Related Person Transactions Policy
Although Stem has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director or officer’s relationship or interest in the agreement or transaction were disclosed to the board of directors.
Certain Relationships and Related Person Transactions — STPK
See “STPK’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions.”

EXPERTS
The financial statements of Star Peak Energy Transition Corp. as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report thereon (which includes an explanatory paragraph relating to Star Peak Energy Transition Corp. ability to continue as a going concern) and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The financial statements of Stem, Inc. included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Stem Inc.’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS
The legality of shares of New Stem Common Stock offered by this proxy statement/consent solicitation statement/prospectus will be passed upon for STPK by Kirkland & Ellis LLP.
OTHER MATTERS
As of the date of this proxy statement/consent solicitation statement/prospectus, the STPK board of directors does not know of any matters that will be presented for consideration at the STPK Special Meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the STPK Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS
Holders of Existing Stem Common Stock and Stem Preferred Stock are not entitled to appraisal rights in connection with the merger under Delaware law.
Holders of STPK common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

INDEX TO FINANCIAL STATEMENTS
Page
I. Index to Audited Consolidated Financial Statements of Star Peak Energy Transition Corp. as of and for the Years ended December 31, 2020 and December 31, 2019
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2020 and 2019	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2020 and 2019	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020 and 2019	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Star Peak Energy Transition Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Star Peak Energy Transition Corp. (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements if the Company is unable to raise additional funds to alleviate liquidity needs then the Company may be forced to cease all operations except for the purpose of liquidating. The liquidity condition and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
New York, New York
March 3, 2021

STAR PEAK ENERGY TRANSITION CORP.
CONSOLIDATED BALANCE SHEETS
	December 31, 2020	December 31, 2019
Assets:
Current assets:
Cash	$936,773	$—
Prepaid expenses	627,564	1,594
Total current assets	1,564,337	1,594
Deferred offering costs associated with initial public offering	—	251,424
Investments held in Trust Account	383,721,747	—
Total Assets	$385,286,084	$253,018
Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$93,965	$35,093
Accounts payable – related party	50,000	—
Accrued expenses	2,467,064	154,174
Note payable	—	57,301
Franchise tax payable	198,406	—
Total current liabilities	2,809,435	246,568
Deferred legal fees	203,910	—
Deferred underwriting commissions in connection with the initial public offering	13,425,476	—
Total liabilities	16,438,821	246,568
Commitments
Class A common stock, $0.0001 par value; 36,384,726 and -0- shares subject to possible redemption at $10.00 per share as of December 31, 2020 and 2019, respectively	363,847,260	—
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 400,000,000 shares authorized; 1,973,778 and -0-shares issued and outstanding (excluding 36,384,726 and -0- shares subject to possible redemption) as of December 31, 2020 and 2019, respectively	197	—
Class B common stock, $0.0001 par value; 40,000,000 shares authorized; 9,589,626 and 10,062,500 shares issued and outstanding as of December 31, 2020 and 2019, respectively(1)	959	1,006
Additional paid-in capital	8,380,865	23,994
Accumulated deficit	(3,382,018)	(18,550)
Total stockholders’ equity	5,000,003	6,450
Total Liabilities and Stockholders’ Equity	$385,286,084	$253,018

(1)
The amount of shares as of December 31, 2019 included up to 1,312,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B common stock were forfeited.

The accompanying notes are an integral part of these consolidated financial statements.

STAR PEAK ENERGY TRANSITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Years Ended December 31,
	2020	2019
Operating expenses
General and administrative expenses	$3,136,965	$9,566
General and administrative expenses – related party	163,210	—
Franchise tax expense	200,000	840
Total operating expenses	3,500,175	10,406
Net gain from Investments held in Trust Account	136,707	—
Net loss	$(3,363,468)	$(10,406)
Weighted average Class A ordinary shares outstanding, basic and diluted	38,208,123	—
Basic and diluted net loss per Class A ordinary share	$—	$—
Weighted average Class B ordinary shares outstanding, basic and diluted(1)	9,589,626	8,750,000
Basic and diluted net loss per Class B ordinary share	$(0.35)	$(0.00)

(1)
Included up to 1,312,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B common stock were forfeited.

The accompanying notes are an integral part of these consolidated financial statements.

STAR PEAK ENERGY TRANSITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	For the Years Ended December 31, 2020 and 2019
	Common Stock				Additional Paid-In Capital		Total Stockholders’ Equity
	Class A		Class B			Accumulated Deficit
	Shares	Amount	Shares (1)	Amount
Balance – December 31, 2018	—	$—	10,062,500	$1,006	$23,994	$(8,144)	$16,856
Net loss	—	—	—	—	—	(10,406)	(10,406)
Balance – December 31, 2019	—	$—	10,062,500	$1,006	$23,994	$(18,550)	$6,450
Balance – December 31, 2019	—	$—	10,062,500	$1,006	$23,994	$(18,550)	$6,450
Sale of units in initial public offering, gross	38,358,504	3,836	—	—	383,581,204	—	383,585,040
Offering costs	—	—	—	—	(22,152,459)	—	(22,152,459)
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	10,771,700	—	10,771,700
Class B common stock forfeited	—	—	(472,874)	(47)	47	—	—
Class A common stock subject to possible redemption	(36,384,726)	(3,639)	—	—	(363,843,621)	—	(363,847,260)
Net loss	—	—	—	—	—	(3,363,468)	(3,363,468)
Balance – December 31, 2020	1,973,778	$197	9,589,626	$959	$8,380,865	$(3,382,018)	$5,000,003

(1)
The amount of shares as of December 31, 2019 included up to 1,312,500 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On August 26, 2020, the underwriters partially exercised their over-allotment option; thus, 472,874 shares of Class B common stock were forfeited.

The accompanying notes are an integral part of these consolidated financial statements.

STAR PEAK ENERGY TRANSITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(3,363,468)	$(10,406)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized gain from Investments held in Trust Account	(136,707)	—
Changes in operating assets and liabilities:
Prepaid expenses	(625,970)	(1,594)
Franchise tax payable	198,406	(4,695)
Accounts payable	(281,128)	(778)
Accrued expenses	2,370,390	—
Net cash used in operating activities	(1,838,477)	(17,473)
Cash Flows from Investing Activities
Cash deposited in Trust Account	(383,585,040)	—
Net cash used in investing activities	(383,585,040)	—
Cash Flows from Financing Activities:
Proceeds from note payable to related party	200,000	—
Repayment of note payable to related party	(292,301)	(117,699)
Proceeds received from initial public offering, gross	383,585,040	—
Proceeds received from private placement	10,771,700	—
Offering costs paid	(7,904,149)	(24,500)
Net cash provided by (used in) financing activities	386,360,290	(142,199)
Net change in cash	936,773	(159,672)
Cash – beginning of the period	—	159,672
Cash – end of the period	$936,773	$—
Supplemental disclosure of noncash activities:
Offering costs included in accounts payable	$292,500	$35,000
Offering costs included in accrued expenses	$75,000	$19,046
Adjust offering costs against accrued expenses	$—	$(149,200)
Deferred legal fees	$203,910	$—
Deferred underwriting commissions in connection with the initial public offering	$13,425,476	$—
Reclassification of accrued offering costs to accounts payable	$(132,500)	$—
Accounts payable paid by Sponsor	$(35,000)	$—
Initial value of Class A common stock subject to possible redemption	$334,952,900	$—
Change in value of Class A common stock subject to possible redemption	$28,894,360	$—
Forfeiture of Class B common stock	$47	$—
The accompanying notes are an integral part of these consolidated financial statements.

STAR PEAK ENERGY TRANSITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Organization and Business Operations
Star Peak Energy Transition Corp., formerly known as Star Peak Energy Acquisition Corp. (the “Company”), is a blank check company incorporated in Delaware on October 29, 2018 (inception) for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While the Company may pursue an acquisition opportunity in any business, industry, sector or geographical location, it intends to focus its efforts primarily on identifying businesses seeking to be a market leader in, and/or benefit from the increasing global initiatives to improve the efficiency of our energy ecosystems and reduce emissions (the “Energy Transition”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
On December 3, 2020, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) with STPK Merger Sub Corp., a newly formed Delaware corporation and wholly-owned subsidiary of the Company, and Stem, Inc., a Delaware corporation (“Stem”). See the Proposed Business Combination described below.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from October 29, 2018 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company temporarily halted the Initial Public Offering in September 2019 and recapitalized and continued in July 2020. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is Star Peak Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on August 17, 2020. On August 20, 2020, the Company consummated its Initial Public Offering of 35,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $20.2 million, inclusive of approximately $12.3 million in deferred underwriting commissions (Note 5). On August 26, 2020, the Company consummated the sale of 3,358,504 Units at the Initial Public Offering price at $10.00 per Unit pursuant to the notice of partial exercise from the underwriters, generating additional gross proceeds of approximately $33.6 million, and incurring additional offering costs of approximately $1.9 million, inclusive of approximately $1.2 million in deferred underwriting commissions.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,733,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.1 million (Note 4). In connection with the consummation of the sale of additional Units pursuant to the underwriters’ over-allotment option, on August 26, 2020, the Company sold 447,801 Private Placement Warrants to the Sponsor, generating additional gross proceeds of approximately $0.7 million.
Upon the closing of the Initial Public Offering and the Private Placement on August 20, 2020, $350.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the assets held in the Trust Account as described below. Upon closing of the sale of Units and Private Placement Warrants upon exercise of the over-allotment, on August 26, 2020, $33.6 million of the net proceeds of the sale of the Units and Private Placement Warrants were placed in the Trust Account.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. If the Company’s securities are listed on a national securities exchange, the Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”).
The Company will provide the holders of its outstanding Class A common stock, par value $0.0001 (the “Class A common stock”), sold in the Initial Public Offering (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined in Note 3) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares of the Company’s outstanding common stock voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares, if any, in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Company’s amended and restated certificate of incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Company’s amended and restated certificate of incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 20, 2022 (the “Combination Period”), unless the Company provides the Public Stockholders with the opportunity to redeem their shares of Class A common stock in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account (or less than that in certain circumstances). In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by third parties, including any vendor for services rendered or products sold to the Company, or any prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, including vendors, service providers (except the Company’s independent registered public accounting firm and the underwriters with respect to the underwriting agreement), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
On December 3, 2020, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) with STPK Merger Sub Corp., a newly formed wholly-owned subsidiary of the Company, and Stem, Inc., a Delaware corporation (“Stem”). If the merger agreement is adopted by Stem’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of common stock of the Company (“New Stem Common Stock”) to be issued or reserved as the merger consideration, is approved by the Company’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Stem, with Stem surviving the merger as a wholly owned subsidiary of the Company (the “merger”).
Immediately prior to the effective time of the merger, each outstanding share of Stem common stock, including common stock held by prior owners of Stem preferred stock (other than shares owned by Stem as treasury stock, dissenting shares and restricted shares) (“Existing Stem Common Stock”), will be cancelled and converted into the right to receive a pro rata portion of approximately 65,000,000 shares of New Stem Common Stock (less any shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger).
The total number of shares of New Stem Common Stock expected to be issued in the merger at the closing of the merger is approximately 65,000,000 (including shares of New Stem Common Stock that will be issuable upon exercise of certain outstanding options and warrants to purchase capital stock of Stem that remain outstanding after the merger), and holders of shares of Stem common stock as of immediately prior to the closing of the merger (and following the conversion of Stem preferred stock, Stem Warrants and Convertible Notes into New Stem Common Stock) will hold, in the aggregate, approximately 48% and 66.9% of the issued and outstanding shares of New Stem Common Stock immediately following the closing of the merger, assuming no shares of the Company’s common stock are redeemed and the maximum number of shares of the Company’s common stock are redeemed, respectively.
Refer to the preliminary proxy statement/consent solicitation statement/prospectus, as filed in Form S-4 with the Securities and Exchange Commission on January 22, 2021 for additional information.
Liquidity, Capital Resources and Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company had approximately $937,000 in its operating bank account, approximately $137,000 of interest income available in the Trust Account to pay for taxes and working capital deficit of approximately $1.2 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.
Through December 31, 2020, the Company’s liquidity needs have been satisfied through a capital contribution of $25,000 from the Sponsor to purchase the Founder Shares (as defined below), the loan of up to $300,000 under the Note (see Note 4), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on August 20, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). To-date, there have been no borrowings under any Working Capital Loans.
In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the lack of liquidity raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be forced to liquidate before August 20, 2022.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company’s wholly-owned subsidiary, STPK Merger Sub Corp. All intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020 and 2019.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Investments Held in the Trust Account
The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain from investments held in the Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of December 31, 2020 and 2019, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses and franchise tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs consist of costs incurred in connection with the formation and preparation for the Initial Public Offering. These costs, together with the underwriting discount, were charged to additional paid-in capital upon the completion of the Initial Public Offering.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 36,384,726 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheet.
Net Loss Per Common Share
Net loss per share of common stock is computed by dividing net loss applicable to stockholders by the weighted average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 19,967,302 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per share is the same as basic earnings per share for the periods presented.

The Company’s consolidated statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the investment income earned on the Trust Account of approximately $137,000, net of applicable franchise taxes of approximately $137,000 for the year ended December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the periods. Net loss per share, basic and diluted for Class B common stock for the year ended December 31, 2020 is calculated by dividing the general and administration expenses of approximately $3.3 million and franchise taxes of $63,000, resulting in a net loss of approximately $3.4 million, by the weighted average number of Class B common stock outstanding for the period.
Income Taxes
The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s consolidated financial statements.
Note 3 — Initial Public Offering
Public Units
On August 20, 2020, the Company consummated its Initial Public Offering of 35,000,000 Units at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $20.2 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On August 26, 2020, the Company consummated the sale of 3,358,504 Units at the Initial Public Offering price at $10.00 per Unit pursuant to the notice of partial exercise from the underwriters, generating additional gross proceeds of approximately $33.6 million, and incurring additional offering costs of approximately $1.9 million, inclusive of approximately $1.2 million in deferred underwriting commissions.
Each Unit consists of one share of Class A common stock (such shares of Class A common stock included in the Units being offered, the “Public Shares”), and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
Note 4 — Related Party Transactions
Founder Shares
On November 8, 2018, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Class B common stock, par value $0.0001 per share, for an aggregate price of $25,000. On

July 13, 2020, the Company effected a stock split resulting in the Sponsor holding 10,062,500 Founder Shares. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. On July 29, 2020, the Sponsor transferred 40,000 Founder Shares to each of Desirée Rogers and C. Park Shaper, the Company’s independent director nominees. The initial stockholders agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the outstanding shares after the Initial Public Offering. The underwriters partially exercised their over-allotment option on August 26, 2020, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 472,874 Founder Shares were forfeited upon the expiration of the over-allotment option.
The Founder Shares will automatically convert into Class A common stock on a one-for-one basis at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions, as described below. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination).
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,733,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.1 million. In connection with the consummation of the sale of additional Units pursuant to the underwriters’ over-allotment option, on August 26, 2020, the Company sold an additional 447,801 Private Placement Warrants to the Sponsor, generating additional gross proceeds of approximately $0.7 million.
Each Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants will be added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Reimbursements and Loans
The Company’s Sponsor had agreed to loan the Company up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note, dated November 8, 2018 and later amended on

July 10, 2020 (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. In 2018 and 2019, the Company borrowed approximately $182,000 under the Note and repaid approximately $125,000 when it temporarily halted the Initial Public Offering in September 2019. The Company recapitalized and continued in July 2020, and borrowed an additional of $235,000 under the Note. The Company fully repaid the remaining balance the Note of approximately $292,000 on August 20, 2020.
During the year ended December 31, 2020, the Company reimbursed affiliates of the sponsor for costs incurred of approximately $113,000.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not completed, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2020 and 2019, no Working Capital Loan was outstanding.
Administrative Service Agreement
Commencing on the date that the Company’s securities were first listed on the NYSE, the Company agreed to pay an affiliate of the Sponsor of total $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the initial Business Combination or the liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $50,000 in administrative expenses under the agreement, which is recognized in the accompanying consolidated statements of operations for the year ended December 31, 2020 within general and administrative expenses — related party. As of December 31, 2020, an aggregate of $50,000 in accounts payable — related party was outstanding, as reflected in the accompanying balance sheets.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares into Class A common stock) pursuant to the registration and shareholder rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the closing date of the Initial Public Offering to purchase up to 5,250,000 additional Units to cover over-allotments, if any, at $10.00 per Unit, less underwriting discounts and commissions. On August 26, 2020, the Company consummated the sale of an additional 3,358,504 Units at the Initial Public Offering price at $10.00 per Unit pursuant to the notice of partial exercise from the underwriters.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $7.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or approximately $12.3 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred underwriting commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
In connection with the consummation of the sale of Units pursuant to the over-allotment option on August 26, 2020, the underwriters were entitled to an aggregate of approximately $0.7 million in fees payable upon closing and an additional deferred underwriting commissions of approximately $1.2 million.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 6 — Stockholders’ Equity
Class A common stock — The Company is authorized to issue 400,000,000 Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 38,358,504 Class A common shares outstanding, including 36,384,726 shares of Class A common stock subject to possible redemption that were classified as temporary equity in the accompanying consolidated balance sheets.
Class B common stock — The Company is authorized to issue 40,000,000 shares of Class B common stock with a par value of $0.0001 per share. On November 8, 2018 the Company issued 2,875,000 Class B common stock for $25,000. On July 13, 2020, the Company effected a stock split resulting in the Sponsor holding 10,062,500 shares of Class B common stock. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. Of the 10,062,500 shares of Class B common stock outstanding, up to 1,312,500 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial stockholders would collectively own 20.0% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriters partially exercised their over-allotment option on August 26, 2020, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 472,874 Founder Shares were forfeited upon the expiration of the over-allotment option.
Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020 and 2019, there were no shares of preferred stock issued or outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the

Securities Act, of the Class A common stock issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
Redemption of Warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the Public Warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the reported closing price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days prior to the date on which the Company sends the notice of redemption to the warrant holders

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants when the price per Class A Ordinary Share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Company’s Class A ordinary shares;

•
if and only if, the last reported sale price (the “closing price”) of the Company’s Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances, including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. Additionally, in no event will the

Company be required to net cash settle the warrants. If the Company has not completed a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants when the price per Class A ordinary share equals or exceeds $10.00” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable (except as described above under “Redemption of Warrants when the price per Class A ordinary share equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable under all redemption scenarios by the Company and exercisable by such holders on the same basis as the Public Warrants.
Note 7 — Fair Value Measurements
The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account:
U.S. Treasury Securities	$383,721,747	$—	$—
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2020.
Note 8 — Income Taxes
The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the years ended December 31, 2020 and 2019.

The income tax provision (benefit) consists of the following:
	For the Years
	December 31, 2020	December 31, 2019
Current
Federal	$(13,291)	$(176)
State	—	—
Deferred
Federal	(693,037)	(2,009)
State	706,32	2,185
Valuation allowance	$—	$—
Income tax (benefit) provision	(13,291)	(176)
The Company’s net deferred tax assets are as follows:
	December 31, 2020	December 31, 2019
Deferred tax assets:
Net-operating loss carryforward	$(13,467)	$(176)
Start-up/Organization costs	$(695,046)	$(2,009)
Total deferred tax assets	(708,513)	(2,185)
Valuation allowance	708,513	2,185
Deferred tax asset, net of allowance	$—	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At December 31, 2020 and 2019, the valuation allowance was approximately $709,000 and $2,000, respectively.
There were no unrecognized tax benefits as of December 31, 2020 and 2019. No amounts were accrued for the payment of interest and penalties at December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:
	For the Years Ended
	December 31, 2020	December 31, 2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in valuation allowance	(21.0)%	(21.0)%
Income tax provision expense	0.0%	0.0%
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the disclosures in the consolidated financial statements.

STEM, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Stem, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Stem, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and cash outflows from operating activities and has debt coming due that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/DELOITTE & TOUCHE LLP
San Jose, California
March 15, 2021
We have served as the Company’s auditor since 2018.

STEM, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$6,942	$12,889
Accounts receivable, net	13,572	6,619
Inventory, net	20,843	3,580
Other current assets (includes $123 and $483 due from related parties as of December 31, 2020 and 2019, respectively)	7,920	5,710
Total current assets	49,277	28,798
Energy storage systems, net	123,703	131,569
Contract origination costs, net	10,404	8,608
Goodwill	1,739	1,695
Intangible assets, net	12,087	10,695
Other noncurrent assets	8,640	6,682
Total assets	$205,850	$188,047
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$13,749	$12,691
Accrued liabilities	16,072	7,307
Accrued payroll	5,976	5,573
Notes payable, current portion	33,683	28,895
Convertible promissory notes (includes $45,271 and $24,102 due to related parties as of December 31, 2020 and 2019, respectively)	67,590	34,925
Financing obligation, current portion	14,914	6,373
Deferred revenue, current	36,942	10,948
Other current liabilities (includes $399 and $190 due to related parties as of December 31, 2020 and 2019, respectively)	1,589	2,636
Total current liabilities	190,515	109,348
Deferred revenue, noncurrent	15,468	9,780
Asset retirement obligation	4,137	5,759
Notes payable, noncurrent	4,612	6,568
Financing obligation, noncurrent	73,128	74,640
Warrant liabilities	95,342	6,094
Lease liability, noncurrent	57	390
Total liabilities	383,259	212,579
Commitments and contingencies (Note 18)
Convertible preferred stock, $0.00001 par value; 409,351,021 and 321,346,716 shares authorized as of December 31, 2020 and 2019, respectively; 175,437,783 and 191,139,933 shares issued and outstanding as of December 31, 2020 and 2019, respectively; (liquidation preference of $257,947 and $258,041 as of December 31, 2020 and 2019, respectively)	220,563	231,129
Stockholders’ Deficit:
Series 1 convertible preferred stock, $0.00001 par value; 4,305 shares authorized as of December 31, 2020 and 2019; 2,961 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Common stock, $0.000001 par value; 474,728,323 and 386,728,323 authorized as of December 31, 2020 and 2019, respectively; 11,228,371 and 9,392,682 issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	10,061	3,339
Accumulated other comprehensive (loss) income	(192)	54
Accumulated deficit	(407,841)	(259,054)
Total stockholders’ deficit	(397,972)	(255,661)
Total liabilities, convertible preferred stock and stockholders’ deficit	$205,850	$188,047
The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
	Years Ended December 31,
	2020	2019
Service revenue	$15,645	$13,482
Hardware revenue	20,662	4,070
Total revenue	36,307	17,552
Cost of service revenue	21,187	16,958
Cost of hardware revenue	19,032	3,854
Total cost of revenue	40,219	20,812
Gross margin	(3,912)	(3,260)
Operating expenses:
Sales and marketing	14,829	17,462
Research and development	15,941	14,703
General and administrative	14,705	12,425
Total operating expenses	45,475	44,590
Loss from operations	(49,387)	(47,850)
Other income (expense), net:
Interest expense	(20,806)	(12,548)
Change in fair value of warrants and embedded derivative	(84,455)	1,493
Other expenses, net	(1,471)	(503)
Total other income (expense)	(106,732)	(11,558)
Loss before income taxes	(156,119)	(59,408)
Income tax expense	(5)	(6)
Net loss	$(156,124)	$(59,414)
Net loss per share attributable to common shareholders, basic and diluted	$(17.48)	$(6.05)
Weighted-average shares used in computing net loss per share, basic and diluted	9,474,749	10,703,380
The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)
	Years Ended December 31,
	2020	2019
Net loss	$(156,124)	$(59,414)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(246)	54
Total comprehensive loss	$(156,370)	$(59,360)
The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share amounts)
	Convertible Preferred Stock		Series 1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	186,466,181	$218,931	3,405	$—	9,583,163	$—	$555	$—	$(210,596)	$(210,041)
Effect of exchange transaction (Note 11)	(15,035,612)	(15,946)	—	—	(603,874)	—	—	—	10,956	10,956
Issuance of warrants to purchase common stock	—	—	—	—	—	—	1,217	—	—	1,217
Issuance of Series D preferred stock upon conversion of promissory note	19,711,869	28,144	—	—	—	—	—	—	—	—
Settlement of litigation (Note 18)	(2,505)		(444)	—	(10,540)	—	—	—	—	—
Issuance of common stock upon exercise of stock options and warrants	—	—	—	—	423,933	—	36	—	—	36
Stock-based compensation	—	—	—	—	—	—	1,531	—	—	1,531
Foreign currency translation adjustments	—	—	—	—	—	—	—	54	—	54
Net loss	—	—	—	—	—	—	—	—	(59,414)	(59,414)
Balance as of December 31, 2019	191,139,933	231,129	2,961	—	9,392,682	—	3,339	54	(259,054)	(255,661)
Effect of exchange transaction (Note 11)	(15,546,014)	(10,605)	—	—	(466,711)	—	—	—	7,337	7,337
Cancellation of exchange transaction by shareholder (Note 11)	(177,375)	—	—	—	1,034,135	—	—	—	—	—
Recognition of beneficial conversion feature related to convertible notes (Note 11)	—	—	—	—	—	—	1,629	—	—	1,629
Issuance of warrants to purchase common stock	—	—	—	—	—	—	168	—	—	168
Issuance of common and preferred stock upon exercise of stock options and warrants	21,239	39	—	—	1,268,265	—	383	—	—	383
Stock-based compensation	—	—	—	—	—	—	4,542	—	—	4,542
Foreign currency translation adjustments	—	—	—	—	—	—	—	(246)	—	(246)
Net loss	—	—	—	—	—	—	—	—	(156,124)	(156,124)
Balance as of December 31, 2020	175,437,783	$220,563	2,961	$—	11,228,371	$—	$10,061	$(192)	$(407,841)	$(397,972)
The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Years Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(156,124)	$(59,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	17,736	13,889
Non-cash interest expense, including interest expense associated with debt issuance costs	10,044	4,759
Stock-based compensation	4,542	1,531
Change in fair value of warrant liability and embedded derivative	84,455	(1,493)
Noncash lease expense	589	906
Accretion expense	217	303
Impairment of energy storage systems	1,395	295
Earnings from equity method investments	(129)	(76)
Changes in operating assets and liabilities:
Accounts receivable	(6,988)	(5,112)
Inventory	(17,263)	(1,553)
Other assets	(5,329)	(1,860)
Contract origination costs	(2,552)	(1,302)
Accounts payable and accrued expenses	5,684	10,562
Deferred revenue	31,682	9,007
Lease liabilities	(646)	(230)
Other liabilities	(984)	110
Net cash used in operating activities	(33,671)	(29,678)
INVESTING ACTIVITIES
Purchase of energy storage systems	(6,196)	(40,995)
Capital expenditures on internally-developed software	(5,828)	(5,356)
Purchase of property and equipment	(12)	(7)
Net cash used in investing activities	(12,036)	(46,358)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	422	36
Proceeds from financing obligations	16,222	32,310
Repayment of financing obligations	(10,689)	(7,309)
Proceeds from issuance of convertible notes, net of issuance costs of $240 and $2,308 for the years ended December 31, 2020 and 2019, respectively	33,081	63,250
Proceeds from issuance of notes payable, net of issuance costs of $1,502 and $0 for the years ended December 31, 2020 and 2019, respectively.	23,498	4,710
Repayment of notes payable	(22,240)	(25,796)
Net cash provided by financing activities	40,294	67,201
Effect of exchange rate changes on cash and cash equivalents	(534)	(170)
Net decrease in cash and cash equivalents	(5,947)	(9,005)
Cash and cash equivalents, beginning of year	12,889	21,894
Cash and cash equivalents, end of year	$6,942	$12,889
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$2	$3
Cash paid for interest	$9,665	$8,937
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in asset retirement costs and asset retirement obligation	$1,839	$(636)
Issuance of common stock warrants	$168	$1,216
Conversion of convertible promissory notes and accrued interest into Series D preferred stock	$—	$28,144
Conversion of accrued interest into outstanding note payable	$644	$—
Purchase of energy storage systems in accounts payable	$1,806	$950
The accompanying notes are an integral part of these consolidated financial statements

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1.
BUSINESS

Description of the Business
Stem, Inc. and its subsidiaries (together “Stem, Inc.” or the “Company”) is an energy technology company that creates innovative technology services that transform the way energy is distributed and consumed. Through its technology, the Company enables businesses to control their electricity expense and helps the electrical grid be more efficient in managing peak usage.
Stem, Inc. was incorporated on March 16, 2009 in the State of Delaware and is headquartered in Millbrae, California.
Liquidity and Going Concern
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), assuming the Company will continue as a going concern. As of December 31, 2020, the Company had cash and cash equivalents of $6.9 million, an accumulated deficit of $407.8 million and net current liabilities of $141.2 million, with $116.2 million of debt financing coming due in 2021. During the year ended December 31, 2020, the Company incurred a net loss of $156.1 million and had negative cash flows from operating activities of $33.7 million. As a result of these conditions, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
The Company’s business prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. To date, the Company has been funded primarily by equity financings, convertible promissory notes and borrowings from affiliates. The attainment of profitable operations is dependent upon future events, including obtaining adequate financing to complete the Company’s development activities, obtaining adequate supplier relationships, building its customer base, successfully executing its business and marketing strategy and hiring appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.
The Company intends to obtain financing through the execution of a merger transaction with a Special Purpose Acquisition Company (“SPAC”) or through the issuance of additional equity or debt. These plans are intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern; however, as the plans are not entirely within the Company’s control, management cannot assure they will be effectively implemented.
The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
COVID-19
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID-19”) as a pandemic, and we expect our operations in all locations to be affected as the virus continues to proliferate. We have adjusted certain aspects of our operations to protect our employees and customers while still meeting customers’ needs for vital technology. We will continue to monitor the situation closely and it is possible that we will implement further measures. In light of the uncertainty as to the severity and duration of the pandemic, the impact on our revenues, profitability and financial position is uncertain at this time.

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2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities (“VIEs”). All intercompany balances and transactions have been eliminated in consolidation.
Reclassification
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had an immaterial effect on our reported results of operations.
Variable Interest Entities
The Company forms special purpose entities (“SPEs”), some of which are VIEs, with its investors in the ordinary course of business to facilitate the funding and monetization of its energy storage systems. A legal entity is considered a VIE if it has either a total equity investment that is insufficient to finance its operations without additional subordinated financial support or whose equity holders lack the characteristics of a controlling financial interest. The Company’s variable interests arise from contractual, ownership, or other monetary interests in the entity. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests.
The Company consolidates a VIE if it is deemed to be the primary beneficiary. The Company determines it is the primary beneficiary if it has the power to direct the activities that most significantly impact the VIEs’ economic performance and has the obligation to absorb losses or has the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with its VIEs on an ongoing basis to determine whether it is the primary beneficiary.
Equity Method Investments
The Company has ownership interests in SPEs which it does not control. The Company holds an interest in these SPEs of greater than 20% and has the ability to exercise significant influence and, therefore, uses the equity method to account for its investments in these SPEs. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. Such proportionate share of earnings or losses is included within other expenses, net in the consolidated statements of operations. The Company considers whether its equity method investments are impaired when events or circumstances suggest that the carrying amount may not be recoverable. An impairment charge is recognized in the consolidated statements of operations for a decline in value that is determined to be other-than-temporary. In determining if and when a decline in the fair value of these investments below their carrying value is other-than-temporary, the Company evaluates the market condition, trends of earnings and cash flows and other key measures of performance and recognizes such loss which is deemed to be other-than-temporary. No such losses have been recognized during the years ended December 31, 2020 and 2019.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on

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historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations.
Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, depreciable life of energy storage systems; the amortization of financing obligations; deferred commissions and contract fulfillment costs; the valuation of energy storage systems, internally developed software, and asset retirement obligations; and the fair value of equity instruments, equity- based instruments, warrant liabilities, and embedded derivatives.
Segment Information
Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have determined that the Company operates as one operating segment that is focused exclusively on innovative technology services that transform the way energy is distributed and consumed. Net assets outside of the U.S. were less than 10% of total net assets as of December 31, 2020 and 2019.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at financial institutions. The Company maintains all cash in a highly liquid form to meet current obligations.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Accounts receivable also include unbilled accounts receivable, which is composed of the monthly energy optimization services provided and recognized but not yet invoiced as of the end of the reporting period. The allowance for doubtful accounts is based on the Company’s best estimate and is determined based upon a variety of factors, including analyses of specific customer receivables, aging, and overall assessments of collectability. Accounts receivable balances are charged against the allowance when the Company believes it is probable that the receivable will not be recovered. The allowance for doubtful accounts balance was $0.1 million and $0.2 million as of December 31, 2020 and 2019, respectively.
Concentrations of Credit Risk and Other Uncertainties
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held at financial institutions where account balances may at times exceed federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held. The Company has no financial instruments with off-balance sheet risk of loss.
At times, the Company may be subject to a concentration of credit risk in relation to certain customers due to the purchase of large energy storage systems made by such customers. The Company routinely assesses the creditworthiness of its customers. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers during the years ended December 31, 2020 and 2019. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.

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Significant Customers
A significant customer represents 10% or more of the Company’s total revenue or accounts receivable, net balance at each respective balance sheet date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable are as follows:
	Accounts Receivable		Revenue
	December 31,		Years Ended December 31,
	2020	2019	2020	2019
Customers:
Customer A	*	45%	12%	*
Customer B	30%	*	*	*
Customer C	20%	*	*	*
Customer D	17%	*	25%	*

*
Total less than 10% for the respective period

Substantially all of the Company’s revenue is from customers in the U.S. for the years ended December 31, 2020 and 2019.
Inventory
Inventory consists of batteries and related components either in-process at the Company’s OEM suppliers or as a finished product at the Company’s warehouse which are sold and delivered directly to customers under the Company’s partnership arrangements as individual assets or assembled systems. Inventory is stated at lower of cost or net realizable value with cost being determined by the specific identification method. The Company periodically reviews its inventory for potentially slow-moving or obsolete items and writes down specific items in inventory to net realizable value based on its assessment of market conditions.
Energy Storage Systems, Net
The Company sells energy optimization services to host customers through the use of energy storage systems installed at customer locations. The Company determined that it does not transfer control of these energy storage systems to the customer, which are operated and controlled via the Company’s proprietary cloud-based software (“SaaS”) platform; therefore, these energy storage systems do not qualify as a leased asset. The energy storage systems are stated at cost, less accumulated depreciation.
Energy storage systems, net is comprised of equipment costs, which include components such as batteries, inverters, and other electrical equipment, and associated design, installation, and interconnection costs required to begin providing the energy optimization services to customers.
Depreciation of the energy storage systems is a component of cost of revenues within the consolidated statements of operations and is calculated using the straight-line method over the estimated useful lives of the energy storage systems, or 10 years, once the respective energy storage systems have been installed and interconnected to the power grid, the Company has received permission to operate, and the Company has begun to provide energy optimization services to the customer (i.e., energy storage system is live). Repairs and maintenance costs are expensed as incurred. Impairment charges related to energy storage system that were determined to no longer be recoverable were not material for the years ended December 31, 2020 and 2019.
Contract Origination Costs, Net
Contract origination costs, net is stated at gross contract origination costs less accumulated amortization. Contract origination costs consists of sales commissions earned by the Company’s sales team,

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as well as related payroll taxes and other relevant fringe benefits that are direct, incremental, and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $2.6 million and $1.8 million during the years ended December 31, 2020 and 2019, respectively.
Contract origination costs are amortized over a period of benefit of ten years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry. Amortization of contract costs were $0.8 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations. The Company also recorded $0.1 million and $0.5 million in impairment losses in cost of revenue in the statements of operations related to the contract origination costs that were determined to no longer be recoverable during the years ended December 31, 2020 and 2019, respectively.
Goodwill
Goodwill represents the excess of cost over net assets of acquired businesses that are consolidated. The Company tests goodwill for impairment on an annual basis in the fourth quarter of each year, and between annual tests if indicators of potential impairment exist, by first assessing qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. No impairment of goodwill was recorded during the years ended December 31, 2020 and 2019.
Intangible Assets
The Company capitalizes costs incurred in the development of internal-use software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life of five years. The Company recorded amortization for internal-use software of $4.0 million and $3.0 million in cost of revenues in the accompanying consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.
Other finite-lived intangible assets consist of developed technology acquired in a business combination. Intangible assets acquired in business combinations are initially recorded at fair value and subsequently presented net of accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company amortizes its developed technology over five years. Amortization of these intangible assets was not material for the years ended December 31, 2020 and 2019.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, which primarily consist of energy storage systems, right-of-use assets, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life.
If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, the Company depreciates or amortizes the remaining carrying value over the revised shorter useful life. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.
Leases
The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and

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lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The classification of the Company’s leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term. The ROU asset also includes the effect of any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable.
As the implicit rate in the Company’s leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company considers its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Rent expense for the Company’s operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are recorded as an expense in the period incurred.
The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.
Convertible Preferred Stock Warrant Liabilities
The Company evaluates whether its warrants for shares of convertible redeemable preferred stock are freestanding financial instruments that obligate the Company to redeem the underlying preferred stock at some point in the future and determined that each of its outstanding warrants for preferred stock are liability classified. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statements of operations. The Company will continue to remeasure the warrants until the earlier of the exercise or expiration, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. On expiration, the convertible preferred stock warrants will automatically net exercise, unless the warrant holder provides written notice that it does not wish to exercise its warrants. Upon exercise, the related convertible preferred stock warrant liability will be reclassified to convertible preferred stock.
Asset Retirement Obligations
The Company recognizes a liability for the fair value of asset retirement obligations (“ARO”) associated with its energy storage systems in the period in which there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the energy storage systems and depreciated over the asset’s remaining useful life. This liability includes costs related to the removal of its energy storage systems at the conclusion of each respective customer contract. Subsequent to initial measurement, the asset retirement liability is accreted each period and such accretion is recognized as an expense in the consolidated statements of operations. If there are changes in the estimated amount or timing of cash flows, a revision is recorded to both the asset retirement obligation and the asset retirement capitalized cost.
Financing Obligations
The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing in the form of large upfront payments from outside investors and purchase energy storage systems from the Company under master purchase agreements. The Company accounts for the large upfront payments received

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from the fund investor as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through host customer payments and incentives received from the utilities that will be received by the investor.
The financing obligation is non-recourse once the associated energy storage systems have been placed in-service and the associated customer arrangements have been assigned to the SPE. However, the Company is responsible for any warranties, performance guarantees, accounting, performance reporting, and all other costs associated with the operation of the energy storage systems. Despite such energy storage systems being legally sold to the SPEs, the Company recognizes host customer payments and incentives as revenue during the period as discussed in Note 3, Revenue. The amounts received by the fund investor from customer payments and incentives are recognized as interest using the effective interest method, and the balance is applied to reduce the financing obligation. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by a fund investor in relation to the underlying Projects with the present value of the cash amounts paid by the investor to the Company, adjusted for any payments made by the Company.
Fair Value of Financial Instruments
Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).
Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:
Level 1 —
Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 —
Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 —
Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.
Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2020 and 2019 include cash and cash equivalents, warrant liabilities, and embedded derivatives which are bifurcated from the host financial instrument.
Revenue Recognition
The Company generates revenue from the sales of its energy optimization services to its customers in accordance with Accounting Standards Update (“ASU”), Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). See Note 3, Revenue for discussion of the Company’s revenue recognition policies and financial statement impacts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost of Revenue
Cost of revenue related to the sale of hardware includes the cost of the hardware sold to project developers, which generally includes the cost to purchase the hardware from a manufacturer, shipping, and other costs required to fulfill our obligation to deliver the hardware to the customer location. Cost of revenue may also include any impairment of hardware held in inventory for sale to a customer. Cost of revenue related to the sale of hardware is recognized when the delivery of the hardware is completed.
Cost of revenue related to energy optimization services includes depreciation of the cost of energy storage systems associated with long-term host customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of revenue may also include any impairment of energy storage systems along with energy storage system maintenance costs associated with the ongoing services provided to customers and other amounts not qualifying for capitalization pursuant to the Company’s internal use software capitalization policy. Cost of revenue is recognized as the energy optimization and other supporting services are provided to the Company’s customers throughout the term of the contract.
Sales and Marketing
Sales and marketing expense consists primarily of payroll and other related personnel costs, including stock-based compensation, employee benefits, and travel for our sales & marketing department. These costs are recognized in the period incurred. Advertising expenses for the years ended December 31, 2020 and 2019 were not material.
Research and Development
Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software, and technologies, including salaries, bonus and stock-based compensation expense, project material costs, services, and depreciation. The Company expenses research and development costs as they are incurred.
General and Administrative
General and administrative expense consists of payroll and other related personnel costs, including salaries, bonuses and stock-based compensation for executive management, legal, finance, and others. In addition, general and administrative expense includes fees for professional services and occupancy costs.
Stock-Based Compensation
The Company recognizes stock-based compensation expense related to employees over the requisite service period based on the grant-date fair value of the awards. The fair value of options granted is estimated using the Black-Scholes option valuation model. The Company recognizes the grant-date fair value of an award as compensation expense on a straight-line basis over the requisite service period, which typically corresponds to the vesting period for the award. The Company elects to account for forfeitures as they occur and, upon forfeiture of an award prior to vesting, the Company reverses any previously recognized compensation expense related to that award.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the

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tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce tax assets to an amount for which realization is more likely than not. There are certain charges that are not deductible for tax purposes.
In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.
The Company recognizes the tax benefit from uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s tax return. No liability related to uncertain tax positions has been recognized in the financial statements.
The Company includes interest and penalties for uncertain tax positions in the financial statements as a component of income tax expense. No accrual has been deemed necessary as of December 31, 2020 and 2019.
Foreign Currency Translation
The Company’s foreign subsidiaries financial position and results of operations are measured using the local currency as the functional currency. The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive income, a separate component of stockholders’ deficit.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the Company’s convertible preferred stock do not have a contractual obligation to share in the Company’s losses. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, convertible notes, warrants and common stock options are considered to be potentially dilutive securities. As the Company was in a net loss position for the years ended December 31, 2020 and 2019, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.
Recently Adopted Accounting Standards
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The amendments applicable to the Company on the

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range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be prospectively applied in the initial fiscal year of adoption. All other amendments applicable to the Company should be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 as of January 1, 2020. The Company’s disclosures related to its level 3 financial instruments were not materially impacted for the periods presented. See Note 4, Fair Value Measurements, for more information.
Recently Issued Accounting Standards
In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 under the private company transition guidance beginning January 1, 2023 and is currently assessing the impact, if any, the guidance will have on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the financial statements as the related hosting fees. ASU 2018-15 is effective for public and private companies’ fiscal years beginning after December 15, 2019, and December 15, 2020, respectively, and interim periods within those fiscal years, with early adoption permitted. The Company will adopt ASU 2018-15 for the fiscal year beginning January 1, 2021, and does not expect the adoption to have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company plans to adopt ASU 2019-12 for the fiscal year beginning January 1, 2022 and is currently assessing the impact, if any, the guidance will have on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for annual and interim periods beginning after December 15, 2023, and early adoption is permitted for fiscal years beginning after December 15, 2020, and

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interim periods within those fiscal years. The Company plans to adopt 2020-06 for the fiscal year beginning January 1, 2024 and is currently evaluating the impact that this new guidance will have on the Company’s financial statements.
3.
REVENUE

The Company generates revenue through two types of arrangements with customers, host customer arrangements and partnership arrangements. The Company recognizes revenue under these arrangements as described below.
Host Customer Arrangements
Host customer contracts are generally entered into with commercial entities who have traditionally relied on power supplied directly from the grid. Host customer arrangements consist of a promise to provide energy optimization services through the Company’s proprietary SaaS platform coupled with a dedicated energy storage system owned and controlled by the Company throughout the term of the contract. The host customer does not obtain legal title to, or ownership of the dedicated energy storage system at any point in time. The host customer is the end consumer of the energy that directly benefits from the energy optimization services provided by the Company. The term for the Company’s contracts with host customers generally ranges from 5 to 10 years, which may include certain renewal options to extend the initial contract term or certain termination options to reduce the initial contract term.
Although the Company installs an energy storage system at the host customer site in order to provide the energy optimization services, the Company determined it has the right to direct how and for what purpose the asset is used through the operation of its SaaS platform and, as such, retains control of the energy storage system; therefore, the contract does not contain a lease. The Company determined the various energy optimization services provided throughout the term of the contract, which may include services such as remote monitoring, performance reporting, preventative maintenance and other ancillary services necessary for the safe and reliable operation of the energy storage system, are part of a combined output of energy optimization services and the Company provides a single distinct combined performance obligation representing a series of distinct days of services.
The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract. In certain arrangements, the transaction price may include incentive payments that are earned by the host customer from utility companies in relation to the services provided by the Company. Under such arrangements, the rights to the incentive payments are assigned by the host customer to the Company. These incentives may be in the form of fixed upfront payments, variable monthly payments, or annual performance-based payments over the first five years of the customer contract term. Incentive payments may be contingent on approval from utility companies or actual future performance of the energy storage system.
Substantially all of the Company’s arrangements provide customers the unilateral ability to terminate for convenience prior to the conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, which the Company has determined to be 10 years based on the estimated useful life of the underlying energy storage systems and the period over which the customer can benefit from the energy optimization services utilizing such energy storage systems. In these instances, the Company determined that upfront incentive payments received from its customers represent a material right that is, in effect, an advance payment for future energy optimization services to be recognized throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience without a penalty during the estimated benefit period, the Company determined the upfront incentive payments do not represent a material right for services provided beyond the initial contractual period and are therefore a component of the initial transaction price. The Company revisits its estimate of

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the benefit period each reporting period. The Company’s contracts with host customers do not contain a significant financing component.
The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation) and revenue is recognized ratably as control of these services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services. Monthly incentive payments based on the performance of the energy storage system are allocated to the distinct month in which they are earned because the terms of the payments relate specifically to the outcome from transferring the distinct time increment (month) of service and because such amounts reflect the fees to which the Company expects to be entitled for providing energy optimization services each period, consistent with the allocation objective. Annual variable performance- based payments are estimated at the inception in the transaction price using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted energy storage system performance patterns, and the Company recognizes such payments ratably using a time-based measure of progress of days elapsed over the term of the contract to the extent that it is probable that a significant reversal of the cumulative revenue recognized will not occur in a future period. At the end of each reporting period, the Company reassesses its estimate of the transaction price. The Company does not begin recognition of revenue until the energy storage system is live (i.e., provision of energy optimization services has commenced) or, as it relates to incentive payments, when approval has been received from the utility company if later.
Partnership Arrangements
Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a solar plus storage project developer and separately provide energy optimization services as described previously to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, the Company’s customer is the solar plus storage project developer. The customer obtains legal title to along with ownership and control of the inventory upon delivery and the customer is responsible for the installation of the project. Once installation of the project is complete, the owner of the solar plus storage project provides energy to the end consumer through a separate contractual arrangement directly with the end consumer. The term for the Company’s contracts with customers under partnership arrangements generally ranges from 10 to 20 years.
The Company determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services.
The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. The Company is responsible for designing, procuring, delivering and ensuring the proper components are provided in accordance with the requirements of the contract. Although the inventory is purchased by the Company from a third-party manufacturer, the Company determined it obtains control of the inventory prior to delivery to the customer and is the principal in the arrangement. The Company is fully responsible for responding to and correcting any customer issues related to the delivery of the inventory. The Company holds title and assumes all risks of loss associated with the inventory until the customer accepts the inventory. The Company is primarily responsible for fulfilling the delivery of the inventory to the customer, assumes substantial inventory risks and has discretion in the pricing charged to the customer. The Company has not entered into any partnership arrangements where it is not the principal in the transaction.
The Company allocates revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services. The Company’s partnership arrangements do not contain a significant financing component.
The Company transfers control of the inventory upon delivery and simultaneous transfer of title to the customer. The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when the Company transfers control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before the Company is required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to its customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services.
In some partnership arrangements, the Company charges shipping fees for the inventory. The Company accounts for shipping as a fulfillment activity, since control transfers to the customer after the shipping is complete and includes such amounts within cost of revenue.
Disaggregation of Revenue
The following table provides information on the disaggregation of revenue as recorded in the consolidated statements of operations (in thousands):
	December 31,
	2020	2019
Partnership hardware revenue	$20,662	$4,070
Partnership service revenue	51	6
Host customer service revenue	15,594	13,476
Total revenue	$36,307	$17,552
Remaining Performance Obligations
Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities (deferred revenue) and amounts that will be billed and recognized as revenue in future periods. As of December 31, 2020, the Company had $148.9 million of remaining performance obligations, and the approximate percentages expected to be recognized as revenue in the future are as follows (in thousands):
	Total remaining performance obligations	Percent expected to be recognized as revenue
		Less than one year	Two to five years	Greater than five year
	(in thousands, except percentages)
Service revenue	$107,909	13%	50%	37%
Hardware revenue	41,012	100%	—	—
Total revenue	$148,921

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Contract Balances
Deferred revenue primarily includes cash received in advance of revenue recognition related to energy optimization services and incentives. The following table presents the changes in the deferred revenue balance during the years ended December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Beginning balance at January 1,	$20,728	$11,859
Upfront payments received from customers	40,481	6,698
Upfront or annual incentive payments received	8,015	8,240
Revenue recognized related to amounts that were included in beginning balance of deferred revenue	(9,764)	(4,830)
Revenue recognized	(7,050)	(1,239)
Ending balance at December 31,	$52,410	$20,728

4.
FAIR VALUE MEASUREMENTS

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. At December 31, 2020 and 2019, the carrying amount of cash and cash equivalents, accounts receivable, other current assets, other assets, accounts payable, and accrued and other current liabilities approximated their estimated fair value due to their relatively short maturities.
The following table provides the financial instruments measured at fair value (in thousands):
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$67	$—	$—	$67
Liabilities
Convertible preferred stock warrant liabilities	$—	$—	$95,342	$95,342
Embedded derivative liabilities	$—	$—	$—	$—
Total liabilities	$—	$—	$95,342	$95,342
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$67	$—	$—	$67
Liabilities
Convertible preferred stock warrant liabilities	$—	$—	$6,094	$6,094
Embedded derivative liabilities	$—	$—	$786	$786
Total liabilities	$—	$—	$6,880	$6,880
The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices. The convertible preferred stock warrant liabilities and embedded derivatives are defined as Level 3 in the fair value hierarchy as the valuations are based on significant unobservable inputs, which reflect the Company’s own assumptions incorporated in valuation techniques used to determine fair value;

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
further discussion of these assumptions is set forth below. There were no transfers into or out of Level 3 of the fair value hierarchy during the periods presented.
Convertible Preferred Stock Warrant Liabilities
The fair value of the detachable redeemable preferred stock warrants was determined as of December 31, 2020 and 2019 using the Black-Scholes method as well as a discount for lack of marketability. Black- Scholes inputs used to value the warrants are based on information from purchase agreements and within valuation reports prepared by an independent third party for the Company. Inputs include exercise price, volatility, fair value of common or preferred stock, expected dividend rate and risk-free interest rate.
The key assumptions used for the valuation of the preferred stock warrant liabilities upon remeasurement were as follows:
	Year Ended December 31,
	2020	2019
Volatility	65.0%	65.0%
Risk-free interest rate	0.1%	1.6%
Expected term (in years)	1.5	2.5
Dividend yield	—%	—%
Discount for lack of marketability	12.3%	40.0%
The following table presents the changes in the liability for warrants on convertible preferred stock during the years ended December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Beginning balance at January 1,	$6,094	$1,700
Issuance of warrants	3,633	3,999
Change in fair value of warrants	85,623	395
Exercised warrants	(8)	—
Ending balance at December 31,	$95,342	$6,094
Embedded Derivatives
The fair value of the derivative liability related to the Company’s issuance of certain convertible notes discussed in Note 11 was estimated using a with and without method. This method isolates the value of the embedded derivative by measuring the difference in the host contract’s value with and without the isolated feature. The resulting cash flows are discounted at the Company’s borrowing rate, as adjusted for fluctuations in the market interest rate from the inception of the Company’s comparative borrowings to the reporting date, to measure the fair value of the embedded derivative. The valuation for the conversion portion of the derivative factors in the expected timing and probability of a qualified financing that would result in the conversion of the underlying (refer to Note 11 for further discussion of the terms), plus accrued interest discounted to the qualified financing price per share. The probability and timing of a qualified financing are estimated at each reporting date. As of December 31, 2020, the Company determined the probability of a qualified financing to be minimal and, as such, the estimated value of the derivative is $0.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth a summary of the changes in fair value of the embedded derivative liabilities:
	December 31,
	2020	2019
Beginning balance at January 1,	$786	$—
Issuance of derivative	382	2,673
Change in fair value	(1,168)	(1,887)
Ending balance at December 31,	$—	$786

5.
GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill consists of the following (in thousands):
	December 31,
	2020	2019
Goodwill	$1,625	$1,625
Effect of foreign currency translation	114	70
Total goodwill	$1,739	$1,695
Intangible assets, net, consists of the following (in thousands):
	December 31,
	2020	2019
Developed technology	$500	$500
Internally developed software	22,545	16,722
Intangible assets	23,045	17,222
Less: Accumulated amortization	(10,993)	(6,549)
Add: Currency translation adjustment	35	22
Total intangible assets, net	$12,087	$10,695
Amortization expense for intangible assets was $4.5 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively, of which substantially all represents amortization of internally developed software recognized in cost of goods sold in the consolidated statements of operations.
6.
LEASES

The Company leases and subleases certain office spaces with lease terms ranging from one to five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional three to five years. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as the Company did not consider the exercise of these options to be reasonably certain.
The Company performed evaluations of its contracts and determined each of its identified leases are operating leases. For the years ended December 31, 2020 and 2019, the Company incurred $0.8 million and $1.2 million, respectively, of rent expense included in operating expenses in the consolidated statements of operations in relation to its operating leases, inclusive of short-term and variable lease expense which was immaterial. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2020 and 2019 was $0.7 million and $0.9 million, respectively, and was included in net cash used in operating activities in the Company’s consolidated statements of cash flows.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020, future payments associated with the Company’s operating lease liabilities were as follows (in thousands):
Operating Leases
2021	$348
2022	60
Total lease payments	408
Less: imputed interest	(18)
Total operating lease liability future lease payments	$390
Reported as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Current portion of operating lease liabilities included within other current liabilities	$333	$645
Non-current portion of operating lease liabilities	57	390
Total	$390	$1,035
The following summarizes additional information related to operating leases:
	December 31,
	2020	2019
Weighted average remaining operating lease term (in years)	0.8	2.1
Weighted average discount rate	11.3%	11.0%

7.
ASSET RETIREMENT OBLIGATION

The information below details the asset retirement obligation for the years ended December 31, 2020 and 2019 as follows (in thousands):
	December 31,
	2020	2019
Beginning balance at January 1,	$5,759	$6,092
Asset retirement obligation	771	850
Settlement of asset retirement obligation	(1,375)	—
Retirement cost revaluation	(1,235)	(1,486)
Accretion expense	217	303
Ending balance at December 31,	$4,137	$5,759

8.
ENERGY STORAGE SYSTEMS, NET

Energy storage systems, net, consists of the following (in thousands):
	December 31,
	2020	2019
Energy storage systems placed into service	$144,425	$124,789
Less accumulated depreciation	(33,389)	(20,489)
Energy storage systems not yet placed into service	12,667	27,269
Total energy storage systems, net	$123,703	$131,569

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Depreciation expense for the energy storage systems was approximately $13.9 million and $9.7 million within cost of service revenue for the years ended December 31, 2020 and 2019, respectively.
9.
BALANCE SHEET COMPONENTS

Inventory
Inventory consists of the following (in thousands):
	December 31,
	2020	2019
Work in process inventory	$15,296	$2,535
Batteries	5,547	1,045
Total inventory	$20,843	$3,580
Other Current Assets
Other current assets consist of the following (in thousands):
	December 31,
	2020	2019
Deferred costs with suppliers	$6,204	$3,589
Prepaid expenses	698	868
Utility program deposits	891	770
Due from related parties	123	483
Other	4	—
Total other current assets	$7,920	$5,710
Other Noncurrent Assets
Other noncurrent assets consist of the following (in thousands):
	December 31,
	2020	2019
Receivable from SPEs (Note 15)	$3,583	$3,161
Deferred SPAC costs	1,256	—
Self-generation incentive program deposits	1,036	864
Investment in VIEs	744	843
Revolver debt issuance costs	73	416
Right-of-use assets (Note 6)	358	947
Property and equipment, net	44	71
Other	1,546	380
Total other noncurrent assets	$8,640	$6,682
Depreciation expense for property and equipment was immaterial for both the years ended December 31, 2020 and 2019.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accrued Liabilities
Accrued liabilities consist of the following (in thousands):
	December 31,
	2020	2019
Accrued payables	$9,799	$5,493
Accrued interest – notes payable	6,149	1,757
Other accrued liabilities	124	57
Total accrued liabilities	$16,072	$7,307
Other Current Liabilities
Other current liabilities consist of the following (in thousands):
	December 31,
	2020	2019
System advances	$640	$1,493
Lease liabilities – current portion	333	645
Due to related parties	399	190
Other	217	308
Total other current liabilities	$1,589	$2,636

10.
NOTES PAYABLE

Revolving Loan Due to SPE Member
In April 2017, the Company entered into a revolving loan agreement with an affiliate of a member of certain SPEs with the Company, which was subsequently amended from time to time. The purpose of this revolving loan agreement is to finance 100% of the Company’s purchase of hardware for its various energy storage system projects. As of the beginning of 2019, the agreement had a total revolving loan capacity $35.0 million that bore fixed interest at 10% with a maturity date of August 2019, which continued to be extended through December 2019 via mutual agreement with the lender. In December 2019, in conjunction with the restructuring of the term loan due to the SPE member discussed below, the Company expanded the revolving loan capacity to $45.0 million and extended the maturity date to June 2020.
In May 2020, the Company entered into an amendment to the revolving loan agreement, which reduced the loan capacity to $35.0 million and extended the maturity date to May 2021. The amendment increased the fixed interest rate for any borrowings outstanding more than nine months to 14% thereafter. Additionally, under the original terms of the revolving loan agreement, the Company was able to finance 100% of the value of the hardware purchased up to the total loan capacity. The amendment reduced the advance rate to 85%, with an additional reduction to 70% in August 2020. The amendment was accounted for as a modification of the debt, which did not have a material impact on the consolidated financial statements. As of December 31, 2020 and 2019, the Company had $7.4 million and $19.6 million, respectively, outstanding under the revolving loan agreement.
The revolving loan agreement is primarily secured by the purchased hardware under the facility and secondarily by substantially all the Company’s assets with a negative pledge agreement concerning the Company’s intellectual property and contains customary representations and warranties, certain nonfinancial covenants, and certain limitations on liens and indebtedness. The Company was in compliance with all covenants associated with the revolving loan agreement as of December 31, 2020 and 2019.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Term Loan Due to SPE Member
In December 2018, the Company entered into a term loan in the amount of $13.3 million with an affiliate of a member of certain SPEs with the Company. The term loan had no stated interest at any time prior to the original maturity date of July 2019, which was extended through the end of 2019 via mutual agreement with the lender. The Company recorded imputed interest of $1.2 million associated with the debt discount on the term loan as a result of the below market interest rate. In December 2019, the Company and lender agreed for the Company to repay $4.8 million of the outstanding loan and concurrently entered into an amended term loan agreement in the amount of $8.7 million. The amended term loan bears a fixed interest rate of 12.5% on the outstanding principal balance with a final balloon payment of $3.0 million due at the maturity date of June 30, 2020. In May 2020, the Company repaid the remaining outstanding balance of $5.9 million with the proceeds received through the 2020 Credit Agreement discussed below.
Term Loan Due to Former Non-Controlling Interest Holder
In June 2018, the Company acquired the outstanding member interests of an entity controlled by the Company for $8.1 million. The Company financed this acquisition by entering into a term loan agreement with the noncontrolling member bearing fixed interest of 4.5% per quarter (18% per annum) on the outstanding principal balance. The loan requires fixed monthly payments throughout the term of the loan, which will be paid in full by April 1, 2026.
In May 2020, the Company amended the term loan and, using the proceeds from the 2020 Credit Agreement discussed below, prepaid $1.5 million of principal and interest on the note, of which $1.0 million was towards the outstanding principal balance, thereby reducing the fixed quarterly payment due to the lender. The amendment was accounted for as a modification of the debt, which did not have a material impact on the consolidated financial statements. In relation to this amendment, the Company was required to issue warrants for 400,000 shares of common stock resulting in a discount to the term loan of $0.2 million. Such debt discount is being amortized to earnings through interest expense over the expected life of the debt. As of December 31, 2020 and 2019, the outstanding balance was $5.8 million and $7.2 million, respectively.
The term loan is secured by substantially all the Company’s assets with a negative pledge agreement concerning the Company’s intellectual property, and contains customary representations and warranties, nonfinancial covenants, and certain limitations on liens and indebtedness. The Company was in compliance with all covenants associated with the term loan agreement as of December 31, 2020 and 2019.
2020 Credit Agreement
In May 2020, the Company entered into a credit agreement (“2020 Credit Agreement”) with a new lender for proceeds of $25.0 million that will provide the Company with access to working capital towards the purchase of energy storage systems. The 2020 Credit Agreement has a maturity date of the earlier of (1) May 2021, (2) the maturity date of the revolving loan agreement, or (3) the maturity date of the convertible promissory notes discussed in Note 11. The loan bears interest of 12% per annum, of which 8% is paid in cash and 4% is added to principal of the loan balance every quarter. The Company used a portion of the proceeds towards payments associated with existing debt as previously discussed. As of December 31, 2020, the outstanding balance was $25.6 million.
In relation to the 2020 Credit Agreement, the Company issued warrants for 750,000 shares of Series D convertible preferred stock. However, if the Company repays the borrowed amount with 12 months from the issuance date, the warrants are terminated. The Company determined the fair value of these warrants to be $0.2 million as of issuance, resulting in a discount in relation to the debt that is being amortized to interest expense over the life of the debt.
The 2020 Credit Agreement is secured by substantially all the Company’s assets with a negative pledge agreement concerning the Company’s intellectual property and contains customary representations and

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
warranties, certain nonfinancial covenants, and certain limitations on liens and indebtedness. The Company was in compliance with all covenants associated with the 2020 Credit Agreement as of December 31, 2020.
The Company’s outstanding notes payable consisted of the following as of December 31, 2020 (in thousands):
December 31, 2020
Outstanding principal	$38,866
Unamortized discount	(571)
Carrying value of debt	$38,295
The following table summarizes the aggregate undiscounted amount of maturities of all borrowings as of December 31, 2020 (in thousands):
Payment Schedule
2021	$33,712
2022	821
2023	979
2024	1,167
2025	1,392
Thereafter	795
Total	$38,866

11.
CONVERTIBLE NOTES

During the years ended December 31, 2020 and 2019, the Company issued various convertible notes to investors. The details of the convertible notes issued are set forth below and the Company refers to the collective group of all such note instruments as the “Convertible Notes”.
2019 Convertible Notes and Warrants Issuance and Equity Exchange
During June, July and November of 2019, the Company entered into an agreement to issue and sell convertible promissory notes (the “2019 Convertible Notes”) to various investors receiving aggregate gross proceeds of $65.5 million, of which $54.5 million was issued and sold to related parties as a result of affiliations with certain members of the Company’s board of directors (the “Board of Directors” or, the “Board”) or significant ownership of the Company’s outstanding capital stock. Each of the 2019 Convertible Notes was issued at par with interest at 8% per annum with a maturity date of June 2020. At the election of a majority of the note holders, the maturity date of the 2019 Convertible Notes can be extended by six months up to four separate times. The Company incurred $2.3 million of debt issuance costs associated with the 2019 Convertible Notes offering, which was included within the convertible promissory notes balance on the consolidated balance sheet and amortized to interest expense over the expected life of the related notes, which approximated one year.
At the time of the 2019 Convertible Notes offering, certain note holders that bought a minimum threshold of 2019 Convertible Notes were also issued warrants giving them rights to acquire shares of the next series of preferred stock of the Company (“Financing Stock”) at the Financing Stock Offer Price, or in the event the Financing Stock offering does not occur to acquire Series D’ preferred stock (the “2019 Preferred Stock Warrants”). The 2019 Preferred Stock Warrants are transferrable (with Company consent) and expire upon the earlier of the occurrence of certain events, as defined by the warrant agreement, or the

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
seventh anniversary of date of issuance (2026). A total of 23,177,068 2019 Preferred Stock Warrants were issued and initially recognized at fair value, which resulted in warrant liabilities totaling approximately $4.0 million.
Concurrent with the issuance of certain of the 2019 Convertible Notes and 2019 Preferred Stock Warrants (discussed in Note 12), the Company entered into an equity exchange transaction with certain note holders that were existing stockholders. Under this transaction, preferred stockholders exchanged their existing junior preferred stock, and in certain cases common stock, for senior Series D’ preferred stock. The transaction was accounted for as an extinguishment and as the preferred equity exchange, 2019 Convertible Notes issuance and 2019 Preferred Stock Warrants issuance all occurred in connection with one another, the Company recorded each unit of account in the transaction at their respective fair values. In relation to the 2019 transactions, the difference between the fair value of 2019 Convertible Notes of $36.5 million, 2019 Preferred Stock Warrants of $4.0 million, and senior Series D’ preferred stock of $71.4 million which were issued to the note holders and the cash paid of $35.6 million and carrying value of preferred and common equity of $87.3 million surrendered by the note holders in the amount of $11.0 million, was credited to accumulated deficit.
January 2020 Convertible Notes and Warrants Issuance and Equity Exchange
In January 2020, the Company issued and sold convertible promissory notes (“the “January 2020 Convertible Notes”) to various investors under the same terms as the 2019 Convertible Notes and received aggregate gross proceeds of $14.3 million, of which $13.7 million was issued and sold to related parties as a result of affiliations with certain members of the Board. The Company incurred $0.2 million of additional debt issuance costs associated with the notes offering, which was included within the convertible promissory notes balance on the consolidated balance sheet and amortized over the expected life of the related notes, which approximated six months from the date of issuance. In May 2020, the note holders voted to extend the maturity date of the then outstanding Convertible Notes by six months, resulting in an expected maturity date of December 2020.
At the time of the January 2020 Convertible Notes offering, certain note holders that bought a minimum threshold of the January 2020 Convertible Notes were also issued warrants giving them rights to acquire Financing Stock at the Financing Stock Offer Price, or in the event the Financing Stock offering does not occur to acquire Series D’ preferred stock (the “January 2020 Preferred Stock Warrants”). The January 2020 Preferred Stock Warrants are transferrable (with Company consent) and expire upon the earlier of the occurrence of certain events, as defined by the warrant agreement, or the seventh anniversary of date of issuance (2027). A total of 9,338,642 January 2020 Preferred Stock Warrants were issued and initially recognized at fair value, which resulted in warrant liabilities totaling approximately $2.0 million.
Concurrent with the issuance of certain of the January 2020 Convertible Notes and January 2020 Preferred Stock Warrants (discussed in Note 12), the Company entered into an equity exchange transaction with certain note holders that were existing stockholders. Under this transaction and consistent with the exchange transaction related to the 2019 Convertible Notes, preferred stockholders exchanged their existing junior preferred stock, and in certain cases common stock, for senior Series D’ preferred stock. The transaction was accounted for as an extinguishment and as the preferred equity exchange, January 2020 Convertible Notes issuance and January 2020 Preferred Stock Warrants issuance all occurred in connection with one another, the Company recorded each unit of account in the transaction at their respective fair values. In relation to the January 2020 transaction, the difference between the fair value of the January 2020 Convertible Notes of $15.4 million, the January 2020 Preferred Stock Warrants of $2.0 million, and senior Series D’ preferred stock of $29.8 million which were issued to the note holders and the cash paid of $14.1 million and carrying value of preferred and common equity of $40.4 million surrendered by the note holders in the amount of $7.3 million, was credited to accumulated deficit.
In Q4 2020, the Company entered into an agreement with one holder that participated in the exchange transaction discussed above which allowed the holder to reverse the previously executed exchange. The cancellation of such exchange did not have a material impact on the Company’s financial statements.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net Loss Per Share Impact of 2019 Convertible Notes and Warrants Issuance and Equity Exchange and January 2020 Convertible Notes and Warrant Issuance and Equity Exchange
For the purpose of determining the impact of the aforementioned transactions associated with the issuances of the 2019 Convertible Notes and the January 2020 Convertible Notes, on the calculation of net loss per share, the Company reduced net loss attributable to common stockholders for the years ended December 31, 2020 and 2019 by $9.5 million and $5.4 million, respectively, to reflect a dividend for the amount by which the (1) aggregate fair value of new instruments issued less the amount of cash received is greater than (2) the fair value of preferred and common stock surrendered. Given that the exchanges involved a multiple element transaction and the fair value of the consideration received by the stockholders exceeded the fair value of the preferred and common equity given up, the Company has adjusted the EPS computation to reflect the value given to note holders from the common stockholders of the Company that did not participate. This adjustment was computed on the individual holder unit of account basis.
Q4 2020 Convertible Notes and Warrants Issuance
From October 2020 through December 2020, the Company issued and sold convertible promissory notes (the “Q4 2020 Convertible Notes”) under the same terms as the 2019 Convertible Notes to various investors with aggregate gross proceeds of $19.0 million, of which $7.9 million was issued and sold to related parties as a result of affiliations with certain members of the Board or significant ownership of the Company’s outstanding capital stock. In December 2020, the note holders voted to further extend the maturity date of all outstanding Convertible Notes by six months to June 2021. At the time of the Q4 2020 Convertible Notes offering, certain note holders that bought a minimum threshold of the Q4 2020 Convertible Notes were also issued warrants giving them rights to acquire Financing Stock at the Financing Stock Offer Price, or in the event the Financing Stock offering does not occur to acquire Series D’ preferred stock (the “Q4 2020 Preferred Stock Warrants”). The Q4 2020 Preferred Stock Warrants are transferrable (with Company consent) and expire upon the earlier of the occurrence of certain events, as defined by the warrant agreement, or the seventh anniversary of date of issuance (2027). A total of 4,620,018 Q4 2020 Preferred Stock Warrants were issued and initially recognized at fair value, which resulted in warrant liabilities totaling approximately $1.6 million.
Additionally, the Company evaluated the conversion option within the Q4 2020 Convertible Notes and determined the effective conversion price was beneficial to the note holders. As such, the Company recorded a beneficial conversion feature (“BCF”) related to the issuance of the Q4 2020 Convertible Notes based on the difference between the effective conversion rate and the fair value of the Series D’ preferred stock into which it is convertible. The BCF resulted in a $1.6 million discount to the Q4 2020 Convertible Notes with an increase to additional paid in capital. The Company will accrete the discount in connection with the BCF as interest expense over the term of the Q4 2020 Convertible Notes using the effective interest rate method.
Convertible Notes Embedded Derivative
As outlined in the indenture governing the Convertible Notes, the Convertible Notes are automatically convertible, contingent upon the occurrence of certain events, most notably a qualified financing (a “Qualified Financing”), defined as the issuance and sale of a minimum amount of additional common stock or Financing Stock. The redemption price is defined as a price per share equal to 85% of the price per share (“Offer Price”) paid by the other purchasers of the Financing Stock sold in the Qualified Financing. The Convertible Notes are redeemable into the number of shares of Financing Stock needed to settle all of the aggregate amount of principal and unpaid interest owed to the Holder, which is based on the ultimate price per share associated with the Financing Stock. Consequently, the Convertible Notes are considered stock settled debt.
This redemption feature embedded in the Convertible Notes is considered to be a derivative that is required to be separately accounted for at fair value and subsequently remeasured to fair value at each reporting date. Accordingly, upon issuance of the 2019 and January 2020 Convertible Notes, the Company

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
recognized the fair value associated with the embedded derivative which resulted in a derivative liability of approximately $2.7 million and $0.4 million, respectively. The Company determined the fair value of the embedded derivative associated with the Q4 2020 Convertible Notes as of issuance was not material. The value of the embedded derivative liability is presented together with the associated convertible promissory notes on the consolidated balance sheet.
Conversion of 2019 Convertible Notes
In August 2019, one of the holders of the 2019 Convertible Notes converted the outstanding note and principal balance of $30.2 million resulting in the issuance of 19,711,869 shares of Series D’ convertible preferred stock. The existing unamortized debt discount, including the discount associated with the common warrants discussed in Note 12, of $2.1 million associated with such notes was reclassified into additional paid-in capital at the time of conversion.
12.
WARRANTS

Convertible Preferred Stock Warrants
Since inception the Company has issued warrants on convertible preferred stock in conjunction with various debt financings. See Note 4 for further information regarding the fair value measurement associated with the resulting warrant liabilities. Throughout the year 2019 and 2020, warrants to purchase Financing Stock or Series D’ preferred stock were issued along with Convertible Notes at an exercise price that is dependent on the next equity financing event.
The following tables represents the warrants on convertible preferred stock outstanding:
	December 31, 2020
	Issuance Date	Exercise Price	Number of Shares	Term (years)
Series A’	2012	$0.4485	178,372	10
Series D	2017	1.5326	6,247,984	7
Series D’	2019 and 2020	1.5326**	37,869,886	7
Total			44,296,242
	December 31, 2019
	Issuance Date	Exercise Price	Number of Shares	Term (years)
Series A’	2012	$0.4485	178,372	10
Series D	2017	1.5326	6,269,223	7
Series D’	2019	1.5326**	23,177,068	7
Total			29,624,663

**
In connection with various issuances of Convertible Notes that occurred during 2019 and 2020, warrants to purchase either next financing stock or Series D’ preferred stock were issued. At December 31, 2020 and December 31, 2019, the number of warrants issued was subject to adjustment pending the occurrence of the next round of financing; however, the number of shares and exercise price of these warrants and related valuation of these warrants has been performed assuming that the warrants will be on Series D’ preferred stock.

Common Stock Warrants
Among the investors in the 2019 Convertible Notes discussed in Note 11, was an investor who received a warrant to purchase 5,000,000 common shares at the time such investor purchased convertible promissory

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
notes. This warrant was determined to be equity classified and was recorded upon issuance to additional paid in capital based on an estimated grant date fair value of $1.2 million with an offsetting debt discount, with such debt discount being amortized to earnings over the expected life of the debt.
The Company also issued warrants in relation to the modification of the term loan in May 2020. These warrants were determined to be equity classified and upon issuance was recorded to additional paid in capital based on an estimated grant date fair value of $0.2 million with an offsetting debt discount as discussed in Note 10. The holder of warrants exercised the warrants in exchange for common stock during the same period.
As of December 31, 2020 and 2019, the Company had 6,001,639 warrants to purchase common stock outstanding at an exercise price ranging from $0.36 to $1.53 and an expiration date ranging from approximately 1 to 5 years. None of the outstanding warrants are classified as liabilities and, as such, are not subject to remeasurement.
13.
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock
The authorized, issued and outstanding shares of the convertible preferred stock and liquidation preferences as of the periods presented were as follows:
	December 31, 2020
	Authorized Shares	Outstanding Shares	Net Carrying Value	Liquidation Preference
			(in thousands)
Series D’	190,000,000	105,386,149	$129,339	$161,516
Series D	87,235,535	33,392,701	46,587	51,178
Series C	64,129,209	23,298,388	35,293	35,514
Series B	36,969,407	9,185,302	7,049	7,123
Series A’	30,991,277	4,158,503	1,702	1,865
Series A	21,288	16,740	593	751
Series 1	4,305	2,961	—	—
Total	409,351,021	175,440,744	$220,563	$257,947
	December 31, 2019
	Authorized Shares	Outstanding Shares	Net Carrying Value	Liquidation Preference
			(in thousands)
Series D’	102,000,000	78,932,752	$99,588	$120,972
Series D	87,235,535	35,586,652	49,772	54,540
Series C	64,129,209	41,305,384	62,570	62,962
Series B	36,969,407	9,126,596	7,071	7,078
Series A’	30,991,277	26,171,809	11,535	11,738
Series A	21,288	16,740	593	751
Series 1	4,305	2,961	—	—
Total	321,351,021	191,142,894	$231,129	$258,041
The rights, preferences, restrictions, and privileges of the holders of convertible preferred stock are as follows:

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Conversion
At the option of the holder, each share of preferred stock is convertible into the number of fully paid and non-assessable shares of common stock at a conversion ratio that is equal to the original issuance price as adjusted for stock dividends, splits or combinations, divided by the applicable conversion price at the time of conversion. The conversion price is equal to the original issuance price, as adjusted for stock dividends, splits or combinations. The original issue price is $1.00, $0.4485, $0.4485, $0.7755, $1.5243, $1.5326 and $1.5326 for series 1, series A, series A’, series B, series C, series D and series D’, respectively.
Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon: (i) the closing of the sale of the Company’s common stock in a public offering with aggregate gross proceeds of at least $20.0 million, or (ii) the consent of holders owning 66% of the then outstanding shares of preferred stock, voting together as a single class on an as-converted basis.
Dividends
The holders of preferred stock are entitled to receive non-cumulative dividends at an annual rate of $3.59, $0.0359, $0.0620, $0.1219, $0.1226 and $0.1226 per share for Series A, Series A’, Series B, Series C, Series D and Series D’, respectively, as adjusted for stock dividends, splits or combinations, per annum when and if declared by the Board of Directors. Dividends on preferred stock are non-cumulative and are payable prior to and in preference to any dividends on common stock. No dividends may be paid on any common stock unless and until a dividend is paid or declared and set aside on each outstanding share of preferred stock. The holders of convertible preferred stock are also entitled to participate in dividends on common stock on an as-converted basis. As of December 31, 2020 and 2019, no dividends have been paid or declared to date.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, including a merger or acquisition where the beneficial owners of the Company’s common stock and preferred stock own less than 50% of the surviving entity, or a sale of all or substantially all Company assets, the holders of preferred stock will be entitled to receive a per share amount equal to the greater of (i) the liquidation preference rate, as adjusted for stock dividends, splits or combinations, plus all declared but unpaid dividends, or (ii) the amount per share that would have been payable had all the shares of convertible preferred stock had been converted into common stock. As of December 31, 2020 and 2019, the liquidation preference rates are $44.85 for Series A preferred stock, $0.4485 for Series A’ preferred stock, $0.7755 for Series B preferred stock, $1.5243 for Series C preferred stock, $1.5326 for Series D preferred stock and $1.5326 for Series D’ preferred stock.
The Series D’ holders are entitled are entitled to receive its liquidation preference prior and in preference to the holders of other classes of convertible preferred stock or common stock, followed by Series D preferred stockholders, then Series C stockholders, then Series B stockholders, then the Series A’ stockholders and lastly by Series A stockholders. If there are insufficient assets and funds to allow for full payment to the holders of a particular class of senior preferred stock, distribution will be made ratably in proportion to the preferential amount each holder of such class of preferred stock is otherwise entitled to receive.
After full payment has been made to the holders of senior preferred stock, the entire remaining liquidation proceeds, if any, will be distributed among the holders of Series 1 preferred stock and common stock, on an as-converted basis.
Voting
Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each such shares of preferred stock could be converted. Each holder of common

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
stock is entitled to one vote for each share of common stock held. For as long as a minimum number of the originally issued shares remain outstanding, consent of the holders of at least 65% of the outstanding shares of preferred stock, voting as a single class, must approve certain actions.
Classification
The Company has classified its Series A, Series A’, Series B, Series C, Series D and Series D’ convertible preferred stock as mezzanine equity on the consolidated balance sheets as the stock is contingently redeemable. Upon the occurrence of certain deemed liquidation events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the convertible preferred stock can cause redemption for cash. During the years ended December 31, 2020 and 2019, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a deemed liquidation event was not probable of occurring.
Common Stock
Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.
The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:
	December 31,
	2020	2019
Shares reserved for convertible preferred stock outstanding	175,440,744	191,142,894
Shares reserved for warrants to purchase shares of common stock	6,001,639	6,001,639
Shares reserved for warrants to purchase shares of preferred stock	44,296,242	29,624,663
Options issued and outstanding	51,379,939	42,846,649
Shares available for future option grants	11,048	4,299,140
Total	277,129,612	273,914,985

14.
STOCK-BASED COMPENSATION

In 2009, the Company adopted the 2009 Stock Plan (the “Plan”). The Plan provides for the granting of incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), stock bonuses, and rights to acquire restricted stock to employees, directors and consultants. The Company has reserved 55,305,506 shares of common stock for issuance under the Plan.
Under the Plan, the exercise price of an option cannot be less than 100% of the fair value of one share of common stock for incentive or non-qualified stock options, and not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock, as determined by the Board of Directors. Options under the Plan generally expire after ten years. Under the Plan, the Board of Directors determines when the options granted will become exercisable. Options granted under the Plan generally vest 1/4 one year from the grant date and then 1/48 each month over the following three years and are exercisable for up to 10 years after the date of the grant. The Plan allows for exercise of unvested options with repurchase rights over the restricted common stock issued at the original exercise price. The repurchase rights lapse at the same rate as the options vest.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of activity under the Plan is as follows:
	Options Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balances as of December 31, 2019	4,299,140	42,846,649	$0.34	6.82	$5,821
Increase to options available under Plan	5,242,189	—
Options granted	(10,932,615)	10,932,615	1.23
Options exercised	—	(996,991)	0.38
Options forfeited	870,317	(870,317)	0.49
Options expired	532,017	(532,017)	0.35
Balances as of December 31, 2020	11,048	51,379,939	$0.56	7.21	$46,516
Options vested and exercisable – December 31, 2020		37,219,281	$0.45	6.48	$37,854
The weighted-average grant date fair value of stock options granted to employees was $0.82 and $0.34 during the years ended December 31, 2020 and 2019, respectively. The intrinsic value of options exercised was $1.1 million and less than $0.1 million during the years ended December 31, 2020 and 2019.
Significant Assumptions in Estimating Option Fair Value
The Company uses the Black-Scholes model for estimating the fair value of options granted and used the following assumptions for options:
	Year Ended December 31,
	2020	2019
Volatility	71.41%	69.10%
Risk-free interest rate	0.49%	2.47%
Expected term (in years)	5.82	5.83
Dividend yield	—%	—%
Fair Value of Common Stock — The fair value of the common stock underlying the stock option awards was determined by the Board. Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying shares.
Volatility — The volatility is based on a peer group in the industry in which the Company does business.
Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield in effect at the time the options are granted for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.
Dividend Yield — The Company has not historically paid dividends. It is possible that the Company will declare a dividend related to future years’ earnings but as this is unlikely, a zero percent yield was used.

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Expected Term — The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted, and the contractual period of the option granted. The Company has a limited history of granting options, accordingly, the expected life was calculated using the simplified method.
Stock-Based Compensation Expense
The following table summarizes stock-based compensation expense recorded in each component of operating expenses in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Sales and marketing	$396	$364
Research and development	1,211	901
General and administrative	2,935	266
Total stock-based compensation expense	$4,542	$1,531
As of December 31, 2020, the Company had approximately $8.0 million of remaining unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 3.2 years.
15.
SPECIAL PURPOSE ENTITIES

The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing from outside investors and purchase projects from the Company under master purchase agreements by making an upfront payment to the Company for such energy storage systems. As more fully described in Note 2, the Company accounts for the large upfront payment received from the SPE as a financing obligation. The legal purchase of the energy storage system does not affect the Company’s legal or constructive obligation to the host customer.
Consolidated VIE
In September 2013, the Company entered into agreements to form SCF 1, LLC (“SCF 1”) and consolidated this SPE under the VIE consolidation model. During 2018, the Company acquired the outstanding non-controlling interests of SCF 1 which remained a VIE upon reconsideration at the acquisition.
As of December 31, 2020 and 2019, the Company’s consolidated total assets include the assets of SCF 1 that can only be used to settle the liabilities, if any, of SCF 1. The assets and liabilities of SCF 1 are comprised primarily of the following:
	Year Ended December 31,
	2020	2019
Energy storage systems, net	$1,463	$1,785
Deferred revenue, current	$283	$283
Deferred revenue, noncurrent	$1,047	$1,369
Other liabilities	$239	$307
Unconsolidated VIEs
On January 23, 2015, June 7, 2016, and June 30, 2017 the Company entered into agreements to form three Limited Liability Companies: Stem Finance SPV II, LLC (“SPV II”), Stem Finance SPV III, LLC

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(“SPV III”), and Generate-Stem LCR, LLC (“SPV IV”), respectively, which are accounted for as unconsolidated VIEs because the Company lacks the power to direct the activities that most significantly impact the economics of these entities. Although the Company is not the primary beneficiary of these entities, due to its significant continuing involvement in the generation of cash flows of the energy storage systems and legal responsibilities under the host customer contract, the Company is required to include the assets, liabilities, revenues, and expenses of these entities in its consolidated financial statements. The significant activities involve deciding which energy storage systems to be purchased by the SPE and setting of the annual operating budgets which govern the ongoing operation and maintenance of the energy storage systems. Both of these activities significantly impact the revenue, expenses, and resulting residual returns or losses that will accrue to the investors of the SPE and require approval by both Stem and the other third-party investor. Stem, the non-managing member of the SPE, shares power through its rights to (i) agree on SPE purchases of energy storage systems in the master purchase agreement, and (ii) approve the annual operating budgets in the operating and maintenance agreement. The other investor shares power through its rights as the managing member in the SPE. As a result, power is shared with the other investors in the SPE who are not considered related parties (including de facto agency relationships) of the Company. Investments in such SPEs are accounted for under the equity method of accounting and are recorded within other noncurrent assets on the consolidated balance sheets. The Company’s maximum loss exposure from these entities is limited to the aggregate carrying amount of its equity method investments. As of December 31, 2019, the Company had not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its SPEs, including circumstances in which it could be exposed to further losses (e.g., cash shortfalls). The Company’s cumulative share of the earnings/(losses) in SPV II, SPV III and SPV IV was $0.1 and $0.2 million for the years ended December 31, 2020 and 2019.
The following table summarizes additional information about our equity method investments, SPV II, SPV III and SPV IV:
	SPV II	SPV III	SPV IV
Date formed	January 23, 2015	June 7, 2016	June 30, 2017
Initial ownership %	49%	50%	50%
Stem’s interest	100% of Class A shares	100% of Class B shares	100% of Class B shares
Initial distributions:
Class A	10% (Stem)	80% (Stem — 50%)	97.5%
Class B	90%	20% (Stem — 100%)	2.5% (Stem)
As of December 31, 2020 and 2019, the Company’s investment in its unconsolidated SPE’s, recorded within other noncurrent assets on the consolidated balance sheets, was as follows (in thousands):
	December 31,
	2020	2019
Investment in SPV II	$—	$—
Investment in SPV III	487	695
Investment in SPV IV	257	148
Total equity method investments	$744	$843
As discussed in Note 2, the Company accounts for the legal sales of the energy storage systems to the SPEs as a financing obligation. This is because we have significant continuing involvement in the generation of cash flows of the energy storage systems and continue to be legally responsible under the host customer

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
contract. Accordingly, in addition to the equity method investment, the Company has the following financing obligations associated with energy storage systems legally sold to the unconsolidated SPEs (in thousands):
	Year Ended December 31,
	2020	2019
Financing obligation, current portion	$14,914	$6,373
Financing obligation, noncurrent	$73,128	$74,640
Interest expense related to the financing obligations was $6.9 million and $5.8 million for the years ended December 31, 2020 and 2019, respectively.
As a result of being the accounting owner of energy storage systems sold to the SPEs and retaining the obligation to provide energy optimization services to host customers, the Company records the carrying value of energy storage system assets and obligations under the customer host contracts on its consolidated balance sheet. These balances were as follows as of December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Energy storage systems, net	$91,593	$98,358
Deferred revenue, current	$3,713	$3,507
Deferred revenue, noncurrent	$8,265	$6,302
Other liabilities	$3,178	$2,608
Because the Company is the legal party responsible for providing services to the host customer and significantly involved in generating the revenue under the host customer arrangements, the Company records the revenue associated with services, and separately records payments to the VIE as debt and interest payments. Revenues recognized by the Company associated with energy storage systems legally sold to the unconsolidated SPEs were $12.8 million and $8.8 million for the years ended December 31, 2020 and 2019, respectively. Such revenues are inclusive of incentive fees, consistent with the Company’s revenue policy. Depreciation expense recognized within cost of service revenue by the Company for the energy storage systems legally sold to the unconsolidated SPEs was $11.8 million and $7.1 million for the years ended December 31, 2020 and 2019, respectively.
16.
NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):
	Year Ended December 31,
	2020	2019
Numerator:
Net loss	$(156,124)	$(59,414)
Less: Deemed dividend to preferred stockholders (see Note 11)	(9,484)	(5,353)
Net loss attributable to common stockholders	(165,608)	(64,767)
Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	9,474,749	10,703,380
Net loss per share attributable to common stockholders, basic and diluted Net loss per share attributable to common stockholders, basic and diluted	$(17.48)	$(6.05)

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive:
	December 31,
	2020	2019
Convertible preferred stock	175,440,744	191,142,894
Convertible promissory notes	48,730,782	24,157,103
Outstanding stock options	51,379,939	42,846,649
Outstanding common stock warrants	6,001,639	6,001,639
Outstanding convertible preferred stock warrants	44,296,242	29,624,664
Total	325,849,346	293,772,949

17.
INCOME TAXES

The components of loss before provision for income taxes for the years ended December 31, 2020 and 2019 are as follows (in thousands):
	December 31,
	2020	2019
Domestic	$(156,124)	$(59,408)
Foreign	—	—
Loss before income taxes	$(156,124)	$(59,408)
The components of the provision for income tax expense for the years ended December 31, 2020 and 2019 are as follows (in thousands):
	December 31,
	2020	2019
Current:
Federal	$—	$—
State	5	6
Total current	5	6
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Total provision for income taxes	$5	$6

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:
	December 31,
	2020	2019
Statutory rate	21.00%	21.00%
State tax	3.19%	7.13%
Foreign income and withholding taxes	0.41%	0.08%
Stock-based compensation	(0.60)%	(0.51)%
Change in fair value of warrants	(11.36)%	0.53%
Other	—	(0.04)%
Non-deductible interest expense	(1.51)%	(2.63)%
Valuation allowance	(11.13)%	(25.56)%
Total	0.00%	0.00%
Due to the Company’s net losses, there were no provisions for federal income taxes for 2020 and 2019. Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as net operating losses (“NOLs”) and tax credit carryforwards.
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$59,960	$50,821
Tax credits	761	761
Depreciable assets	635	189
Intangible assets	—	431
Accruals and allowances	575	1,317
Stock-based compensation	83	62
Deferred revenue	27,962	19,370
Other	3,035	2,004
Total gross deferred tax assets	93,011	74,955
Less: Valuation allowance	(91,315)	(73,930)
Net deferred tax assets	1,696	1,025
Deferred tax liabilities:
Amortization of asset retirement obligation	(1,696)	(1,025)
Total gross deferred tax liabilities	(1,696)	(1,025)
Net deferred taxes	$—	$—
As of December 31, 2020 and 2019, the Company had federal NOL carryforwards of approximately $199.8 million and $171.2 million, respectively, and state NOL carryforwards of approximately $200.5 million and $171.0 million, respectively. The federal and state NOL carryforwards will both begin to expire in 2029. As of December 31, 2020 and 2019, the Company had federal research and development tax credit

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
carryforwards of $0.7 million and $1.0 million, respectively, which begin to expire in 2029 if not utilized. As of December 31, 2020 and 2019, the Company had California research and development tax credit carryforwards of $0.7 million and $1.0 million, respectively, which do not expire. As of December 31, 2020 and 2019, the Company had California Enterprise Zone tax credits of $0.1 million and $0.1 million, respectively, which begin to expire in 2021.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of a history of taxable losses and uncertainties as to future profitability, the Company recorded a full valuation allowance against its deferred tax assets. The valuation allowance was $91.3 million and $73.9 million as of December 31, 2020 and 2019, respectively.
Utilization of the NOL carryforwards and tax credit forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code Section 382, as well as similar state provisions. In general, an “ownership change,” as defined by the code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has previously occurred. As a result, the Company’s ability to utilize existing carryforwards could be restricted.
The Company had gross unrecognized tax benefits of $0.8 million as of December 31, 2020 and 2019. There were no material additions, reductions or settlements of unrecognized tax benefits for years ended December 31, 2020 and 2019. The Company expects resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. The Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of December 31, 2020, the Company does not have a liability for potential penalties or interest. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.
In the normal course of business, the Company is subject to examination by taxing authorities throughout the United States of America. The Company is not currently under audit by the Internal Revenue Service or similar state or local authorities. The tax return years 2016 through 2020 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject. Net operating losses generated on a tax return basis by the Company for calendar years 2009 through 2020 remain open to examination by the major domestic taxing jurisdictions.
18.
COMMITMENTS AND CONTINGENCIES

Contingencies
The Company may be subject to various claims and legal proceedings which arise in the normal course of business. Management believes that the ultimate resolution of any such matters will not have a material adverse effect on the financial position or results of operations of the Company.
The Company is currently the defendant in a lawsuit alleging that the Company wrongfully diluted the plaintiffs’ equity holdings. The Company settled with the primary plaintiffs in September 2019 for a cash payment of $1.7 million while those defendants forfeited their remaining preferred stock totaling 2,949, representing a combination of Series 1 and Series A preferred shares in the Company and also forfeited 10,540 of common shares in the Company. The remaining plaintiffs are pursuing claims which the Company believes have no merit and will be dismissed.
19.
EMPLOYER RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Participants may elect to defer a percentage of their compensation ranging from 1% to 75%, up to the maximum allowable by

STEM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
law by making contributions to the plan. The Company may match, at its discretion, the employee contributions according to the terms of the plan. During the years ended December 31, 2020 and 2019, the Company did not match any of its employees’ contributions.
20.
SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 15, 2021, the date the consolidated financial statements were available for issuance. The following subsequent events were noted:
In January 2021, the Company issued and sold convertible promissory notes payable to various investors with aggregate gross proceeds of $1.1 million under the same terms as the existing convertible notes.
In January 2021, the Company entered into a credit agreement to provide a total of $2.7 million towards the financing of certain energy storage systems owned and operated by the Company. The credit agreement has a stated interest of 5.45% and a maturity date of June 2031. The Company received an advance under the credit agreement of $1.9 million in January 2021. The repayment of advances received under this credit agreement is determined by the lender based on the proceeds generated by the Company through the operation of the underlying energy storage systems.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
STAR PEAK ENERGY TRANSITION CORP.,
STPK MERGER SUB CORP.,
AND,
STEM, INC.
DATED AS OF DECEMBER 3, 2020

Annex A-i

Annex A-ii

Annex A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 3, 2020, is made by and among Star Peak Energy Transition Corp. (f/k/a Star Peak Energy Acquisition Corp.), a Delaware corporation (“STPK”), STPK Merger Sub Corp., a Delaware corporation, a wholly-owned Subsidiary of STPK (“Merger Sub”) and Stem, Inc., a Delaware corporation (the “Company”). STPK, Merger Sub, and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) STPK is a blank check company incorporated as a Delaware corporation on October 29, 2018 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses and (b) Merger Sub is, as of the date hereof, a wholly-owned Subsidiary of STPK that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of STPK, STPK is required to provide an opportunity for its shareholders to have their outstanding STPK Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the STPK Shareholder Approval;
WHEREAS, subject to the terms and conditions of this Agreement, and in accordance with Section 251 of the Delaware General Corporation Law, as amended (the “DGCL”), at the Closing, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving company and a wholly-owned Subsidiary of STPK, and, upon the Effective Time (as defined below) of the Merger (as defined below), all shares of Company Stock (as defined below) will be converted into the right to receive the consideration set forth in Article 2 of this Agreement;
WHEREAS, concurrently with the execution of this Agreement, certain Pre-Closing Holders are entering into a Support Agreement with STPK, substantially in the form attached hereto as Exhibit A (the “Support Agreement”);
WHEREAS, concurrently with the execution of this Agreement, certain Pre-Closing Holders are entering into certain Lock-Up Agreements with STPK and the Company, substantially in the form attached hereto as Exhibit B (each, a “Lock-Up Agreement”);
WHEREAS, concurrently with the execution of this Agreement, STPK is entering into subscription agreements (collectively, the “Subscription Agreements”), with certain investors (collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and STPK has agreed to issue and sell to the PIPE Investors, STPK Class A Shares, on the terms and subject to the conditions set forth in the Subscription Agreements (such equity financing hereinafter referred to as the “PIPE Financing”);
WHEREAS, in connection with the transactions contemplated by this Agreement, STPK shall file a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a proxy statement of STPK (the “Registration Statement / Proxy Statement”) and it is a condition to the consummation of the transactions contemplated by this Agreement that the STPK Shareholder Approval has been obtained;
WHEREAS, as of the date of this Agreement and immediately prior to giving effect to the transactions contemplated by this Agreement, Sponsor owns, and shall own, 9,509,626 STPK Class B Shares and 7,181,134 STPK Warrants;
WHEREAS, at the Closing, STPK, Sponsor, and certain Pre-Closing Holders shall enter into an Investor Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Investor Rights Agreement”);
WHEREAS, Sponsor has delivered to the Company an executed Waiver Agreement, dated as of the date hereof (the “Waiver Agreement”), whereby in connection with the consummation of the transactions contemplated hereby, Sponsor, on behalf of itself and the other holders of STPK Class B Shares, has agreed to waive certain of their anti-dilution and conversion rights;

WHEREAS, the board of directors of STPK has unanimously (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of STPK and the stockholders of STPK, and declared it advisable to enter into this Agreement, the Ancillary Documents to which STPK is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (c) recommended, among other things, acceptance of the transactions contemplated by this Agreement (including the Merger) and the Ancillary Documents and the approval of this Agreement and the Ancillary Documents by the holders of STPK Shares entitled to vote thereon;
WHEREAS, the board of directors of the Company unanimously (the “Company Board”) has (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of the Company and the holders of Company Stock entitled to vote thereon, and declared it advisable to enter into this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (c) recommended, among other things, the approval of this Agreement and the Merger by the holders of Company Stock entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has unanimously (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger), (b) determined that this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) is in the best interests of Merger Sub and STPK, in its capacity as the sole stockholder of Merger Sub, and declared it advisable to enter into this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) and (c) recommended, among other things, the approval of this Agreement and the Ancillary Documents and acceptance of the transactions contemplated hereby and thereby (including the Merger) by STPK, in its capacity as the sole stockholder of Merger Sub;
WHEREAS, in connection with the Company’s entry into this Agreement, certain Pre-Closing Holders who, collectively, constitute at least the Requisite Threshold have agreed in the Support Agreement to deliver an irrevocable written consent in the form set forth on Exhibit D (the “Written Consent”) in order to (i) effect a conversion of all of the Senior Preferred Stock to Company Common Stock in accordance with Article V, Section 4(b) of the Ninth Amended and Restated Certificate of Incorporation of Stem, Inc., as amended (the “Company Charter”), with the effective time for such conversion to be conditioned upon the satisfaction of the conditions set forth in Article 6 (other than those which will be satisfied or waived as of the Closing) or waiver of such conditions in accordance therewith and will occur on the Closing Date but prior to the Effective Time (the “Senior Preferred Conversion”); and (ii) deliver the Required Company Shareholder Approval;
WHEREAS, pursuant to and in accordance with Section 5(c) of Article V of the Company Charter, immediately prior to the Effective Time, all of the outstanding shares of the Company’s Series 1 Preferred Stock shall be converted into Company Common Stock (the “Series 1 Preferred Conversion”, and together with the Senior Preferred Conversion, the “Company Preferred Conversion”);
WHEREAS, in connection with the Company’s entry into this Agreement, certain Pre-Closing Holders of Convertible Promissory Notes issued by the Company have entered into that certain Amendment No. 3 to Subordinated Convertible Promissory Notes, dated as of December 3, 2020 (the “Convertible Notes Amendment”), pursuant to which all Convertible Promissory Notes then outstanding shall, immediately prior to the Effective Time, be converted into Company Stock in accordance with the terms thereof (the “Convertible Notes Conversion”);
WHEREAS, in connection with the Company’s entry into this Agreement, certain Pre-Closing Holders of Company Warrants have entered into Warrant Exercise Agreements, each substantially in the form attached hereto as Exhibit E (the “Warrant Exercise Agreements”), pursuant to which all Company Warrants held by such Pre-Closing Holders shall, immediately prior to the Effective Time, be exercised into Company Stock in accordance with the terms thereof (such exercise by such Pre-Closing Holders, together

Annex A-2

with the exercise prior to the Closing of any other Company Warrants, whether pursuant to a Warrant Exercise Agreement or otherwise, collectively, the “Company Warrant Exercise”); and
WHEREAS, each of the Parties intends for U.S. federal income Tax purposes that (a) this Agreement constitutes, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (b) the Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1   Definitions.   As used in this Agreement, the following terms have the respective meanings set forth below.
“280G Approval” has the meaning set forth in Section 5.19.
“Accounting Principles” means GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Group Companies in the preparation of the latest audited Financial Statements.
“Acquisition Proposal” has the meaning set forth in Section 5.8(a).
“Additional STPK SEC Reports” has the meaning set forth in Section 4.8.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax).
“Aggregate Option Price” means the aggregate exercise price of all Company Options, whether vested or unvested, outstanding immediately prior to the Effective Time.
“Aggregate STPK Transaction Proceeds” means an amount equal to the sum of (a) the cash proceeds to be received by STPK at Closing from the Trust Account in connection with the transactions contemplated hereby (which proceeds shall, for the avoidance of doubt, be determined (i) after giving effect to the STPK Shareholder Redemption and (ii) prior to the payment of, and without regard to, any STPK Transaction Expenses or Working Capital Loans) and (b) the cash proceeds to be received by STPK at the closing of the PIPE Financing (or any Alternative PIPE Financing or any other additional third party financing pursuant to Section 5.7(b)) pursuant to the terms thereof.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.2(e).
“Alternative PIPE Financing” has the meaning set forth in Section 5.7(b).
“Alternative Subscription Agreement” has the meaning set forth in Section 5.7(b).
“Ancillary Documents” means this Agreement, the Subscription Agreement, the Investor Rights Agreement, each Lock-Up Agreement, the Support Agreement, the Waiver Agreement, each Warrant

Annex A-3

Exercise Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Audited Financials” has the meaning set forth in Section 3.4(a)(i).
“Business” means the business of providing energy storage Software and integrated hardware and services related thereto, and all other businesses currently conducted by any Group Company.
“Business Combination Proposal” has the meaning set forth in Section 5.10.
“Business Data” means all business information and all Personal Data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company IT Systems or otherwise in connection with the business of the Group Companies.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Chicago, Illinois or San Francisco, California are open for the general transaction of business.
“Business Intellectual Property” has the meaning set forth in Section 3.13(b).
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into Law by the President of the United States on March 27, 2020.
“Cash Funding Amount” has the meaning set forth in Section 2.3(a).
“CBA” has the meaning set forth in Section 3.14(e).
“Certificate of Merger” has the meaning set forth in Section 2.1(a).
“Certificates” has the meaning set forth in Section 2.3(b).
“Closing” has the meaning set forth in Section 2.1(c).
“Closing Date” has the meaning set forth in Section 2.1(c).
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Change in Recommendation” has the meaning set forth in Section 5.8(a).
“Company Charter” has the meaning set forth in the recitals.
“Company Common Share” has the meaning set forth in Section 2.2(a).
“Company Common Stock” means the common stock of the Company, $0.01 par value per share.
“Company Common Stock Warrants” means the warrants issued by the Company to purchase Company Common Stock.
“Company D&O Tail Policy” has the meaning set forth in Section 5.5(c).
“Company Directors” has the meaning set forth in Section 5.17(c).

Annex A-4

“Company Equity Plan” means the Company’s 2009 Equity Incentive Plan, and each other plan that provides for the award of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.
“Company Expenses” means, without duplication, the aggregate amount payable by any Group Company that is unpaid as of any time of determination, for (a) out-of-pocket fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the letter of intent between STPK and the Company and this Agreement or any Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the fees and expenses of outside legal counsel, accountants, advisors, investment bankers, brokers, consultants or other agents), (b) the cost of the Company D&O Tail Policy to be obtained pursuant to Section 5.5(c), (c) the costs and expenses of any consultant or advisor engaged to prepare a compensation study in connection with implementation of the New Incentive Plan, (d) 50% of the filing fee to be paid for the Registration Statement / Proxy Statement, (e) the filing fee to be paid pursuant to the HSR Act, and (f) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, in each case as of such determination time.
“Company Fundamental Representations” means the representations and warranties set forth in Sections 3.1(a) and (b) (Organization and Qualification), 3.2(a) through (f) (Capitalization of the Company), 3.3 (Authority), 3.5(i) and (iii) (No Violations) and 3.17 (Brokers).
“Company IT Systems” means all computer systems, Software (including Company Products) and hardware, communication systems, servers, and all other information technology or network equipment and related items of automated, computerized or Software systems, and related documentation, in each case, currently used by or for a Group Company in the Business and owned, licensed or leased by, or otherwise provided under contract to, a Group Company.
“Company Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), business, assets, or results of operations of the Group Companies, taken as a whole, or (b) the ability of any Group Company to timely perform any of its or their respective covenants or obligations under this Agreement or any Ancillary Document or to consummate the transactions contemplated hereby or thereby; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: any adverse change, event, effect, development or occurrence arising from or related to (i) conditions affecting the United States or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, (iii) changes in conditions of the financial, banking or securities markets generally, (iv) changes in any applicable Laws or GAAP first publicly announced or enacted after the date hereof, (v) any change, event, effect, development or occurrence that is generally applicable to the industries or markets in which the Group Companies operate, (vi) the public announcement or pendency or consummation of the transactions contemplated by this Agreement (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) the taking of any action expressly required to be taken by the terms and conditions of this Agreement by the Company (other than as set forth in Section 5.1(a)), (viii) any failure, in and of itself, by the Group Companies to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of this Agreement (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii)), (ix) the effects of any hurricane, tornado, flood, earthquake, tsunami, natural disaster, act of God, epidemic, disease outbreak, pandemic (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID-19), public health emergency, widespread occurrence of infectious disease or other comparable events, or (x) any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19; provided, however, that any change, event, effect,

Annex A-5

development or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) and clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect, development or occurrence has a disproportionate effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in the geographies in which the Group Companies operate.
“Company Option” means any option to purchase Company Common Stock granted pursuant to a Company Equity Plan.
“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis, and including, without duplication, (i) the number of shares of Company Common Stock issued or issuable upon the Company Preferred Conversion, the Convertible Notes Conversion and the Company Warrant Exercise (assuming that all Company Warrants have been exercised) and (ii) the aggregate number of Option Shares issuable upon the exercise of all Company Options, whether vested or unvested, outstanding immediately prior to the Effective Time in accordance with their respective terms.
“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Group Company.
“Company Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to or required to be contributed to by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any liability, including on account of an ERISA Affiliate, but in each case other than a PEO Plan.
“Company Preferred Conversion” has the meaning set forth in the recitals.
“Company Preferred Stock” means the preferred stock, par value $0.00001 per share, of the Company, and consisting of the Senior Preferred Stock and the Series 1 Preferred Stock.
“Company Preferred Stock Warrants” means the warrants issued by the Company to purchase Company Preferred Stock.
“Company Products” means all Software and other products relating to the Business from which any of the Group Companies are currently deriving revenue from the sale, license, maintenance or other provision thereof.
“Company Registered Intellectual Property” means all of the following owned by, or filed by or in the name of, any Group Company: issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered copyrights, and pending applications for registration of copyrights.
“Company Schedules” means the disclosure schedules to this Agreement delivered to STPK by the Company on the date hereof.
“Company Shareholder Agreements” means each of Contracts set forth on Section 1.1(a) of the Company Schedules.
“Company Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Stockholder Package” has the meaning set forth in Section 5.15.
“Company Warrants” means the Company Common Stock Warrants and the Company Preferred Stock Warrants.
“Company Warrant Exercise” has the meaning set forth in the recitals.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated August 24, 2020, by and between STPK and the Company.

Annex A-6

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, Order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Constituent Corporations” has the meaning set forth in Section 2.1(a).
“Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment, understanding or arrangement, whether written or oral, that is legally binding upon a Person or any of his, her, or its properties or assets.
“Convertible Notes Amendment” has the meaning set forth in the recitals.
“Convertible Notes Conversion” has the meaning set forth in the recitals.
“Convertible Promissory Notes” means all convertible promissory notes of the Group Companies, including those issued by the Company to various holders pursuant to that certain Convertible Note and Warrant Purchase Agreement, dated as of June 13, 2019, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, including as amended and restated by that certain Amended and Restated Convertible Note and Warrant Purchase Agreement, dated as of July 11, 2019.
“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).
“COVID-19 Changes” has the meaning set forth in Section 5.1(a).
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester Order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
“Credit Agreement” means the Credit Agreement, dated as of May 15, 2020, by and among the Company, as borrower, Ares Climate Infrastructure Partners, L.P., as administrative agent, and the lenders from time to time party thereto, with an original principal balance of $25,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time.
“Credit Agreement Termination” means the termination of the Credit Agreement and all obligations thereunder, and the release of all liens securing the obligations under the Credit Agreement.
“Credit Facilities” means, collectively, the Credit Agreement, the Revolving Facility, the Convertible Promissory Notes, and the Subordinated Term Note, and each of the Credit Facilities shall be a “Credit Facility”.
“Credit Facility Terminations” means, collectively, the Credit Agreement Termination, the Revolving Facility Termination, and the Subordinated Term Note Termination, and each of the Credit Facility Terminations shall be a “Credit Facility Termination”.
“D&O Persons” has the meaning set forth in Section 5.5(a).
“Data” means data, databases, data repositories, data lakes and collections of data.
“Data Privacy and Security Requirements” means, collectively, all of the following to the extent relating to the Processing of Personal Data or otherwise relating to consumer protection or to privacy, security, or data breach notification requirements and applicable to any Group Company, to the conduct of the Business, or to any of the Company IT Systems or any Business Data: (i) all applicable laws, rules and regulations (including, as applicable, the General Data Protection Regulation (GDPR) (EU) 2016/679) and the California Consumer Privacy Act (2020); (ii) the Group Companies’ external-facing privacy policies; (iii) if applicable to the Business, the Payment Card Industry Data Security Standard (PCI DSS), and any other industry or self-regulatory standard to which the Group Companies are bound or hold themselves out to the public as being in compliance with; and (iv) applicable provisions of Contracts into which any Group Company has entered or by which they are otherwise bound.

Annex A-7

“DGCL” has the meaning set forth in the recitals to this Agreement.
“Dissenting Shares” has the meaning set forth in Section 2.2(f).
“Dissenting Stockholder” has the meaning set forth in Section 2.2(f).
“Effective Time” has the meaning set forth in Section 2.1(c).
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each pension, retirement, profit-sharing, savings, health, welfare, bonus, incentive, commission, stock option, equity or equity-based, deferred compensation, severance, retention, accident, disability, employment, change of control, stock purchase, restricted stock, separation, consulting, salary continuation, post-termination or post-employment health or welfare, vacation, paid time off, fringe benefit and each other benefit or compensatory plan, program, policy or Contract.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.
“Equity Rights” has the meaning set forth in Section 3.2(b).
“Equity Securities” means, with respect to any Person, any share, share capital, capital stock, partnership, membership, joint venture or similar interest in such Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code; provided that the term “ERISA Affiliate” shall not include any professional employer organization that sponsors or maintains a PEO Plan.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 2.3(a).
“Exchange Agent Agreement” means a paying and exchange agent agreement, in form and substance reasonably acceptable to STPK and the Company.
“Exchange Ratio” means the following ratio (rounded to four decimal places): (i) the Fully-Exercised STPK Share Count divided by (ii) the Company Outstanding Shares.
“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC and NYSE promulgated thereunder.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Foreign Plan” has the meaning set forth in Section 3.11(i).
“Fraud” means the actual fraud of a Party in the making of a representation or warranty expressly set forth in Article 3, Article 4 or in any certificate delivered pursuant to Section 6.2(d)(i) or Section 6.3(e)(i) which involves a knowing and intentional misrepresentation with the intent that the other Party rely thereon (as opposed to the making of a representation or warranty (affirmatively or by omission) negligently, recklessly or without actual knowledge of its truthfulness).
“Fully-Exercised STPK Share Count” means a number of STPK Common Shares equal to the quotient of (a) the Total Equity Value plus the Aggregate Option Price, divided by (b) $10.00.
“GAAP” means generally accepted accounting principles in the United States of America.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing

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Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.
“Governmental Entity” means any United States or non-United States (a) transnational, federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private) or commission.
“Group Companies” means, collectively, the Company and its Subsidiaries.
“Group Company” means, individually, any of the Group Companies.
“Group Company Permits” has the meaning set forth in Section 3.6.
“Hazardous Substance” means any substance, material, or waste which is regulated by, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, mold, radon, noise, odor, or radiation.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, all amounts arising under any obligations of such Person and its Subsidiaries (on a consolidated basis) for, or in respect to, (a) indebtedness for borrowed money or indebtedness issues or incurred in substitution or exchange for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations (contingent or otherwise) for the deferred purchase price of property, assets or a business, including “earn-outs”, “seller notes”, contingent or deferred consideration or purchase price adjustments (but, with respect to the Group Companies, excluding any trade payables and amounts related to deferred accrued acquisition compensation), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (f) indebtedness evidenced by letters of credit, assurances against loss, bankers’ acceptances or surety bonds (in each case, only to the extent drawn or cash collateralized prior to and as of the Closing Date), (g) unfunded or underfunded liabilities under any defined benefit pension, supplemental retirement or post-employment welfare plan or arrangement, (h) with respect to the Group Companies, any and all liabilities for amounts of Taxes that any Group Company has deferred pursuant to Section 2302 of the CARES Act and all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar Order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), (i) any “single trigger” stay, retention, transaction, change of control or other similar bonuses, compensation or amounts paid or payable solely in connection with the consummation of the transactions contemplated hereby (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts, determined assuming (A) such amounts are payable as of the Closing Date, and (B) no deferral of such Taxes has occurred under clause (h), and without duplication of any amounts taken into account under clause (i)), (j) with respect to STPK, any Affiliate payables or amounts payable to any Affiliate under any management or similar agreement or pursuant to termination of any Contract with any Affiliate at Closing or with respect to the Company, any payables under any Pre-Closing Holder Related Party Transactions or any amounts payable to any Affiliate under any management or similar agreement or pursuant to the termination of any Pre-Closing Holder Related Party Transactions, (k) the items identified in Section 1.1(b) (Identified Indebtedness) of the Company Schedules and (l) any of the obligations of any other Person of the type referred to in clauses (a) through (k) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person, and with respect to clauses (a) through (l), including all accrued and unpaid interest, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof) arising under or in respect of such Indebtedness.

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“Independent Director” means any director of a corporation who meets the requirements of “independent director” for all purposes under the rules and regulations of the SEC and the NYSE.
“Intellectual Property” means any intellectual property or proprietary right arising under the Laws of any jurisdiction throughout the world, including any of the following to the extent protected under applicable Law: (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes and extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing, (collectively, “Marks”); (c) copyrights database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing; and (d) trade secrets, know-how and confidential and proprietary information, processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, financial and marketing plans and customer and supplier lists and information, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical Data, source code, in each case, to the extent any of the foregoing are protected as trade secrets under applicable Law (collectively, “Trade Secrets”), including any of the foregoing rights in clauses (a) through (d) that protect or are embodied in Software, or Data, Data classifications and Data analysis, enrichment, measurement and management tools.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“Investor Rights Agreement” has the meaning set forth in the recitals to this Agreement.
“IPO” has the meaning set forth in Section 8.19.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a)(ii).
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having competent jurisdiction over a given matter, as well as any Order.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Letter of Transmittal” means a letter of transmittal substantially in the form attached hereto as Exhibit F.
“Liability” or “liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, demand, judgment, claim, cause of action or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, whether or not contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when asserted.
“Lien” means any mortgage, pledge, security interest, encumbrance, financing statement, lien, charge, trust, option, warrant, purchase right, preemptive right, right of first offer or refusal, easement, servitude, restriction (whether voting, transfer or otherwise), encroachment or other similar encumbrance of any kind or nature whatsoever.
“Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.
“Malicious Code” has the meaning set forth in Section 3.21(a).
“Marks” has the meaning set forth in the definition of Intellectual Property.
“Material Contracts” has the meaning set forth in Section 3.7(a).
“Material Customers” has the meaning set forth in Section 3.20.

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“Material Data Supply Agreement” has the meaning set forth in Section 3.21(c).
“Material Suppliers” has the meaning set forth in Section 3.20.
“Merger” has the meaning set forth in Section 2.1(a).
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.
“Merger Sub Common Stock” has the meaning set forth in Section 4.7(c).
“Merger Sub Sole Stockholder Approval” means the approval of STPK, in its capacity as the sole stockholder of Merger Sub, of this Agreement, the Ancillary Documents to which STPK is a party, and the transactions contemplated hereby and thereby (including the Merger).
“Minimum Cash Condition” has the meaning set forth in Section 6.3(d).
“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.
“New Incentive Plan” has the meaning set forth in Section 5.10(a).
“Nonparty Affiliate” has the meaning set forth in Section 8.13.
“NYSE” means the New York Stock Exchange.
“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL); and the Server Side Public License (SSPL) or (ii) any license to Software that is classified as “free” or “open source software” by the Open Source Foundation or the Free Software Foundation or that otherwise self-identifies as “freeware” or “open source software” and is licensed under terms comparable to licenses of any of the Software that is classified as “free” or “open source software” by the Open Source Foundation or the Free Software Foundation (as those terms are generally understood in the Software industry).
“Option Shares” means the shares of Company Common Stock issuable pursuant to a Company Option in accordance with terms of such Company Option.
“Order” means any outstanding writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financials” has the meaning set forth in Section 5.16(a).
“PEO Plan” means an Employee Benefit Plan that is sponsored or maintained by a professional employer organization with which the Company or one of its Subsidiaries has an agreement and in which the employees of the Company or any of its Subsidiaries participate, or may participate, pursuant to such agreement between the professional employer organization and the Company or any of its Subsidiaries.
“Permits” means any approvals, authorizations, waivers, consents, clearances, licenses, registrations, permits or certificates of a Governmental Entity that possesses competent jurisdiction.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) statutory Liens for Taxes not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and, in each case, for which

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sufficient reserves have been established on the Financial Statements in accordance with GAAP, (c) encumbrances and restrictions of record on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with the Group Companies’ use or occupancy of such real property or the operation of the business of the Group Companies, taken as a whole, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Companies and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property or the operation of the business of the Group Companies, (e) non-exclusive licenses of Intellectual Property; (f) Liens which would not be or reasonably be expected to be material to the Group Companies, (g) Liens described on Section 1.1(c) of the Company Schedules (including Liens arising in the ordinary course of business under the Credit Facilities), (h) other than with respect to Intellectual Property, any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed, (i) Liens on equity or debt securities resulting from applicable Securities Laws and (j) Liens incurred in connection with capital lease obligations of any of the Group Companies.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other similar entity, whether or not a legal entity.
“Personal Data” means all Data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household or device, including Data or information otherwise subject to a Data Privacy and Security Requirement (including if it constitutes “personal information” or “personal data” or other equivalent term under applicable Data Privacy and Security Requirements).
“PIPE Financing” has the meaning set forth in the recitals to this Agreement.
“PIPE Financing Amount” means $225,000,000.00 in the aggregate.
“PIPE Investors” has the meaning set forth in the recitals to this Agreement.
“Pre-Closing Holder Related Parties” has the meaning set forth in Section 3.19.
“Pre-Closing Holder Related Party Transactions” has the meaning set forth in Section 3.19.
“Pre-Closing Holders” means all Persons who hold one or more Company Common Shares, Company Preferred Stock, Company Options, Company Warrants or Convertible Promissory Notes immediately prior to the Effective Time.
“Pre-Closing STPK Holders” means the holders of STPK Shares at any time prior to the Closing.
“Privileged Communications” has the meaning set forth in Section 8.18.
“Proceeding” means any lawsuit, litigation, action, audit, demand, examination, hearing, claim, charge, complaint, audit, investigation, inquiry, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity or arbitrator.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, exchange, import, export, protection (including security measures), disposal, de-identification, sanitization, cleansing, sale or disclosure or other activity regarding Data (whether electronically or in any other form or medium).
“Prospectus” has the meaning set forth in Section 8.19.
“Proxy Clearance Date” has the meaning set forth in Section 5.9(a).
“Public Distributions” has the meaning set forth in Section 8.19.

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“Public Shareholders” has the meaning set forth in Section 8.19.
“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.
“Registration Statement / Proxy Statement” has the meaning set forth in the recitals to this Agreement.
“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, accountants, consultants, advisors, attorneys and agents.
“Required Company Shareholder Approval” means the approval of this Agreement and the Merger by at least the Requisite Threshold following the consummation of the Senior Preferred Conversion.
“Requisite Threshold” has the meaning set forth in the Company Charter.
“Revolving Facility” means the Third Amended and Restated Loan Agreement, dated as of May 15, 2020, by and among the Company, as borrower, and Generate Lending, LLC, as lender, with an original principal balance of $35,000,000, as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time.
“Revolving Facility Termination” means the termination of the Revolving Facility and all obligations thereunder, and the release of all liens securing the obligations under the Revolving Facility.
“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom, or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“Schedules” means, collectively, the Company Schedules and the STPK Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Securities Law” means Federal Securities Law and other applicable foreign and domestic securities or similar Laws.
“Security Incident” means any cyber or security incident that has, had or reasonably would be expected to have an impact on the security, confidentiality, integrity or availability of a Company IT System, (including any Data processed thereby or contained therein), any Trade Secret or any Business Data, including an occurrence that jeopardizes the confidentiality, integrity, or availability of Personal Data or that requires notification to any person or Governmental Entity under applicable Data Privacy and Security Requirements.
“Senior Preferred Conversion” has the meaning set forth in the recitals.
“Senior Preferred Stock” means the Company Preferred Stock designated as “Senior Preferred Stock” in the Company Charter, consisting of Series A Preferred Stock, Series A’ Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C’ Preferred Stock, Series D Preferred Stock and Series D’ Preferred Stock.
“Series 1 Preferred Conversion” has the meaning set forth in the recitals.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all: (a) computer programs, including any and all software implementations of algorithms, applications, utilities, development tools, models, embedded systems and methodologies, whether in source code, object code or executable code; (b) descriptions, flowcharts and other work product used with or to design, plan, organize and develop any of the foregoing, screens, user

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interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all documentation, including user manuals and other training documentation related to any of the foregoing.
“Sponsor” means Star Peak Sponsor, LLC, a Delaware limited liability company.
“Sponsor Directors” has the meaning set forth in Section 5.17(b).
“Stem Group” has the meaning set forth in Section 8.18.
“STPK” has the meaning set forth in the introductory paragraph to this Agreement.
“STPK Board” has the meaning set forth in Section 5.17(a).
“STPK Class A Shares” means, at all times prior to the Effective Time, STPK’s Class A common stock, par value $0.0001 per share.
“STPK Class B Shares” means, at all times prior to the Effective Time, STPK’s Class B common stock, par value $0.0001 per share.
“STPK Common Shares” means, at or at all times immediately following the Effective Time, the shares of common stock of STPK.
“STPK Financial Statements” means all of the financial statements of STPK included in the STPK SEC Reports (including any notes thereto).
“STPK Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Organization and Qualification), 4.2 (Authority), 4.3(i) and (iii) (No Violations), 4.4 (Brokers) and Section 4.7 (Capitalization of the STPK Parties).
“STPK Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of a STPK Party to timely consummate the transactions contemplated by this Agreement or any Ancillary Document.
“STPK Option” has the meaning set forth in Section 2.2(b)(i).
“STPK Parties” means, collectively, STPK and Merger Sub.
“STPK Preferred Shares” means STPK’s preferred stock, par value $0.0001 per share.
“STPK Proposal” has the meaning set forth in Section 5.8(c).
“STPK Schedules” means the disclosure schedules to this Agreement delivered to the Company by STPK on the date hereof.
“STPK SEC Reports” has the meaning set forth in Section 4.8.
“STPK Shareholder Approval” means the approval of this Agreement, the Merger and the issuance of the STPK Common Shares as consideration in the Merger pursuant to Section 2.2(a), at the STPK Shareholders Meeting where a quorum is present, by the affirmative vote of holders of at least a majority of the votes cast by the Pre-Closing STPK Holders present in person or represented by proxy at the STPK Shareholders Meeting and entitled to vote on such matter.
“STPK Shareholder Redemption” means the right of the holders of STPK Class A Shares to redeem all or a portion of their STPK Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of STPK.
“STPK Shareholders Meeting” has the meaning set forth in Section 5.10(a).
“STPK Shares” means, collectively, the STPK Class A Shares, the STPK Class B Shares and the STPK Preferred Shares.
“STPK Tail Policy” has the meaning set forth in Section 5.5(d).

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“STPK Transaction Expenses” means, as of any determination time, without duplication, the aggregate amount payable by or on behalf of STPK, the Sponsor or any of their respective Affiliates for (a) commitment fees, commissions, original issue discounts or other fees, costs and expenses (including out of pocket expenses) relating to the PIPE Financing and/or Alternative PIPE Financing and/or any other third party financing pursuant to Section 5.7(b) (including any backstop commitment or debt financing), (b) the deferred underwriting fees in the amount of $13,425,476.40 in connection with STPK’s initial public offering, (c) fees, expenses or commissions payable to any financial advisor, consultant, broker or finder in connection with the evaluation or arrangement of any PIPE Financing and/or Alternative PIPE Financing (d) the STPK Tail Policy, (e) 50% of the filing fee to be paid for the Registration Statement / Proxy Statement, and (f) out-of-pocket fees, commissions, costs and expenses (whether or not invoiced) incurred by or on behalf of STPK in connection with the negotiation, preparation, execution and performance of this Agreement or any Ancillary Document and the consummation of the transactions contemplated hereby and thereby, in each case, as of such determination time, including any such fees or expenses in respect of STPK’s outside legal counsel, accountants, advisors, investment bankers or consultants engaged in connection with the transactions contemplated hereby. For the avoidance of doubt, STPK Transaction Expenses shall not include the STPK Class B Shares, the STPK Warrants or any Company Expenses.
“STPK Warrants” means each warrant to purchase one (1) STPK Class A Share at a price of $11.50 per share, subject to adjustment, as described in the STPK SEC Reports.
“Subordinated Term Note” means the Subordinated Term Note, dated as of June 29, 2018, by and among the Company, as borrower, and Clean Feet Investors I, LLC, as lender, as amended by the First Amendment to Subordinated Term Note and Subordinated General Security Agreement, dated May 15, 2020, and as amended, amended and restated, refinanced, renewed, replaced, extended, supplemented, or otherwise modified from time to time, with an original principal balance of $8,000,000.
“Subordinated Term Note Termination” means the termination of the Subordinated Term Note and all obligations thereunder, and the release of all liens securing the obligations under the Subordinated Term Note.
“Subscription Agreements” has the meaning set forth in the recitals to this Agreement.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Superior Proposal” means any Acquisition Proposal (A) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holder of Company Common Stock than the Merger and the other transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal, and this Agreement and (B) that the Company Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.
“Support Agreement” has the meaning set forth in the recitals to this Agreement.
“Surviving Corporation” has the meaning set forth in Section 2.1(a).
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real

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property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits, escheatment or unclaimed property or other taxes, charges, duties, fees, levies or other governmental charges of any kind whatsoever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.
“Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes or Tax Returns.
“Tax Proceeding” has the meaning set forth in Section 3.16(c).
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity (and any amendments thereto).
“Termination Date” has the meaning set forth in Section 7.1(d).
“Total Equity Value” means $650,000,000.
“Total Merger Consideration” means 65,000,000 STPK Common Shares in the aggregate, which for the avoidance of doubt includes the STPK Common Shares allocated in respect of the Company Warrants and the Company Options in accordance with Section 2.2(e).
“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.
“Transaction Proposals” has the meaning set forth in Section 5.10(a).
“Transfer” means any direct or indirect sale, transfer, gift, assignment, pledge, encumbrance or other disposition of any interest (whether with or without consideration and whether voluntary, involuntary or by operation of Law).
“Transfer Taxes” has the meaning set forth in Section 5.6(d).
“Trust Account” has the meaning set forth in Section 8.19.
“Trust Account Released Claims” has the meaning set forth in Section 8.19.
“Trust Agreement” has the meaning set forth in Section 4.9.
“Trustee” has the meaning set forth in Section 4.9.
“Waived 280G Benefits” has the meaning set forth in Section 5.19.
“Waiver Agreement” has the meaning set forth in the recitals to this Agreement.
“Waiving Parties” has the meaning set forth in Section 8.18.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, as well as analogous applicable foreign, state or local Laws.
“Warrant Exercise Agreements” has the meaning set forth in the recitals.
“Working Capital Loans” has the meaning set forth in Section 5.13(d).
“Written Consent” has the meaning set forth in the recitals.

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ARTICLE 2
PURCHASE AND SALE
Section 2.1   Merger; Closing.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, STPK, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation (the “Merger”). The Merger shall be consummated as of the Effective Time in accordance with this Agreement and the DGCL and evidenced by a Certificate of Merger in substantially the form attached as Exhibit G (with such modifications, amendments or supplements thereto as may be required to comply with the DGCL, the “Certificate of Merger”) filed with the Secretary of State of the State of Delaware, in such form as is required by, and executed by the Company and Merger Sub in accordance with, the relevant provisions of the DGCL and mutually agreed by the Parties. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned Subsidiary of STPK.
(b)   At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the assets, properties rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the debts, liabilities, restrictions, disabilities, obligations and duties of each of the Constituent Corporations in accordance with the applicable provisions of the DGCL.
(c)   In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central Time (i) at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002 or (ii) by electronic exchange of executed documents, on the date which is three (3) Business Days after the first date on which all conditions set forth in Article 6 shall have been satisfied or duly waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or due waiver thereof) or such other time and place as STPK and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. On the Closing Date, STPK and the Company shall cause the Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by STPK and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).
(d)   At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.
(e)   From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law, (i) the initial directors of the Surviving Corporation shall be the individuals set forth on Section 2.1(e) of the STPK Schedules and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.
Section 2.2   Effect of the Merger; Allocation of Total Merger Consideration.
(a)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (x) each share of Company Common Stock (a “Company Common Share”) that is issued and outstanding immediately prior to the Effective Time (for the avoidance of doubt, after giving effect to the Company Preferred Conversion, the Convertible Notes Conversion and the Company Warrant Exercise), other than Dissenting Shares, shall be canceled and converted into and become the right to receive the number of STPK Common Shares equal to the Exchange Ratio and (y) each share of Company Stock, if any, held in the treasury of the Company shall be canceled for no consideration.

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(b)   Treatment of Outstanding Equity Awards.
(i)   Company Options.   As of the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the Company, STPK or the Pre-Closing Holder thereof, be assumed and converted into an option (a “STPK Option”) with respect to a number of STPK Common Shares equal to the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share set forth on the Allocation Schedule and at an exercise price per STPK Common Share equal to the exercise price per Company Common Share subject to such Company Option divided by the Exchange Ratio, and rounded up to the nearest whole cent set forth on the Allocation Schedule; provided that the exercise price and the number of STPK Common Shares subject to the STPK Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of each Company Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Except as otherwise provided in this Section 2.2(b)(i), each STPK Option shall continue to be subject to terms and conditions consistent with the Company Equity Plan and the applicable Company Option award agreement, as in effect immediately prior to the Effective Time.
(ii)   Prior to the Effective Time, the Company Board (or appropriate committee thereof) shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company Options as contemplated by this Section 2.2(b).
(iii)   The Parties shall reserve for issuance under the New Incentive Plan a number of STPK Common Shares at least equal to the number of STPK Common Shares that will be subject to STPK Options as a result of the actions contemplated by this Section 2.2(b). As soon as practicable following the expiration of the sixty (60) day period following the date STPK has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, STPK shall file an effective registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the STPK Common Shares subject to the STPK Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the STPK Options remain outstanding and are required to be registered.
(c)   Fractional Shares.   Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional STPK Common Shares shall be issued pursuant to this Section 2.2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of STPK. In lieu of any fractional shares, STPK shall cause each Pre-Closing Holder entitled to any portion of STPK Common Shares to be paid, and such holder shall be entitled to receive, an amount in cash, rounded up to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all Equity Securities held at the Effective Time by such holder) would otherwise be entitled by (ii) $10.
(d)   Adjustment to Total Merger Consideration.   The Total Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into STPK Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of STPK Common Shares outstanding after the date hereof and prior to the Effective Time so as to provide the Pre-Closing Holders with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Total Merger Consideration.
(e)   Allocation Schedule.   The Company acknowledges and agrees that (i) the Total Merger Consideration is being allocated among the Pre-Closing Holders pursuant to the schedule in the form set forth on Section 2.2(e) of the Company Schedules and delivered by the Company to STPK at least three Business Days prior to the anticipated Closing Date (the “Allocation Schedule”) and such

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allocation (i) is and will be in accordance with the Governing Documents of the Company, the Company Shareholder Agreements and applicable Law, (ii) does and will set forth (A) the mailing addresses and email addresses, for each Pre-Closing Holder, (B) the number and class of Equity Securities owned by each Pre-Closing Holder, (C) the portion of the Total Merger Consideration (including the Cash Funding Amount) allocated to each Pre-Closing Holder, and (D) with respect to each Pre-Closing Holder of Company Options, the number of STPK Common Shares subject to, and the exercise price per STPK Common Share of, each STPK Option, and (iii) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). For illustrative purposes only, set forth on Section 2.2(e) of the Company Schedules is the Allocation Schedule as it would have been prepared if the Closing Date were the date hereof (it being understood that such illustrative Allocation Schedule set forth on Section 2.2(e) of the Company Schedules is illustrative only and not binding in any manner on the parties hereto); provided that, the Parties agree that such illustrative Allocation Schedule shall not be required to set forth the mailing addresses and email addresses for the Pre-Closing Holders. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment, issuance, reserve for issuance (including as reserved in respect of the Company Options pursuant to Section 2.2(b)(iii) or the Company Warrants) or any other treatment of the Total Merger Consideration on the Closing Date in accordance with the Allocation Schedule (not to exceed 65,000,000 STPK Common Shares in the aggregate), STPK and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to (x) any Equity Security of the Company and (y) the Total Merger Consideration), and none of them shall have (I) any further obligations to the Company, any Pre-Closing Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Total Merger Consideration), or (II) any liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases STPK and its Affiliates (but excluding, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Total Merger Consideration, as the case may be, among each Pre-Closing Holder as set forth in such Allocation Schedule.
(f)   Notwithstanding any provision of this Agreement to the contrary, any share of Company Stock for which the holder (a “Dissenting Stockholder”) thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the portion of Total Merger Consideration applicable to such Dissenting Shares in accordance with the Allocation Schedule and the terms of this Agreement; provided that any such amounts that would otherwise be payable in respect of such Dissenting Shares shall remain the property of STPK. From and after the Effective Time, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. Notwithstanding the foregoing, if any Dissenting Stockholder effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that Dissenting Stockholder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the portion of Total Merger Consideration applicable to such Dissenting Shares in accordance with the Allocation Schedule upon delivery of a duly completed and validly executed Letter of Transmittal and the surrender of Certificates (if any) in accordance with Section 2.3(b). Each Dissenting Stockholder who becomes entitled to payment for his, her or its Dissenting Shares pursuant to the DGCL shall receive payment thereof from the Exchange Agent in accordance with the DGCL. For the avoidance of doubt, for purposes of determining the Allocation Schedule and the other related definitions and terms that are affected by the total number of Company Stock outstanding immediately prior to the Effective Time, any and all Dissenting Shares shall be included in all such determinations as if such Dissenting Shares were participating in the Merger and were entitled to receive the applicable payments under this Agreement. The Company shall give STPK prompt notice of any written demands for appraisal of any shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and STPK shall have the opportunity

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to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of STPK (prior to the Closing) or the Sponsor (after the Closing), make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Total Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) to pay for Dissenting Shares shall be returned to STPK upon demand.
Section 2.3   Deposit of STPK Common Shares; Other Closing Date Payments.
(a)   Deposit with Exchange Agent.   Immediately prior to the Effective Time, STPK shall deposit with an exchange agent (the “Exchange Agent”) mutually selected by STPK and the Company, (i) the aggregate number of STPK Common Shares to be converted from Company Common Shares (after giving effect to the Company Preferred Conversion, the Convertible Notes Conversion and the Company Warrant Exercise) pursuant to clause (x) of Section 2.2(a) and (ii) cash required to be paid to Pre-Closing Holders pursuant to Section 2.2(c) (the cash so deposited with the Exchange Agent pursuant to this clause (ii), the “Cash Funding Amount”).
(b)   Letter of Transmittal.   Prior to the Closing Date and in accordance with Section 5.15 of this Agreement, the Company shall deliver, or cause to be delivered, to each Pre-Closing Holder of Company Stock a Letter of Transmittal, together with a request to have such Pre-Closing Holder deliver an executed Letter of Transmittal to the Company and the Exchange Agent no less than five (5) Business Days prior to the Closing. At the Effective Time, (i) each Pre-Closing Holder of an outstanding certificate or certificates for Company Stock (collectively, the “Certificates”), who has surrendered such Certificates to the Company and the Exchange Agent (together with a properly completed Letter of Transmittal) in accordance with the above timelines prior to the Closing shall be entitled to receive the applicable portion of the Total Merger Consideration in accordance with the Allocation Schedule on the Closing Date following the Effective Time. Promptly after the Effective Time, STPK shall send, or shall cause the Exchange Agent to send, to each Pre-Closing Holder of Company Stock that did not receive a Company Stockholder Package pursuant to Section 5.15, a Letter of Transmittal for use in such exchange. Following surrender of Certificates (to the extent certificated) to the Company and the Exchange Agent (together with a properly completed Letter of Transmittal) in the case of Pre-Closing Holders of Company Stock, such Pre-Closing Holders shall be entitled to receive the applicable portion of the Total Merger Consideration in accordance with the Allocation Schedule within five (5) Business Days following such surrender and/or delivery of the applicable documents. No interest or dividends will be paid or accrued on the consideration payable upon delivery of a Letter of Transmittal. For the avoidance of doubt, to the extent the shares of Company Stock held by a Pre-Closing Holder of Company Stock are not certificated or are represented by electronic certificates, the requirement to deliver physical Certificates as set forth herein shall not apply.
(c)   No Further Transfers.   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock is presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.3.
Section 2.4   Exchange Agent.   Promptly following the date that is one year after the Effective Time, STPK shall instruct the Exchange Agent to deliver to STPK all cash, certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Pre-Closing Holder who has not delivered a Letter of Transmittal may surrender such Certificate (to the extent such shares are certificated) or deliver such Letter of Transmittal to STPK and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and STPK shall promptly pay, the portion of the Total Merger Consideration deliverable in respect thereof as determined in accordance with this Article 2 without any interest thereon. None of STPK, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Total Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Entity, any such amounts shall, to the extent

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permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
Section 2.5   Withholding.   Notwithstanding any other provision in this Agreement to the contrary, STPK, the Company, and the Exchange Agent shall be entitled to deduct and withhold from any cash, stock consideration or other amounts otherwise paid or payable in connection with the transactions contemplated in this Agreement to any Person such amounts that STPK, the Company or the Exchange Agent are required to deduct and withhold with respect thereto under the Code or any provision of applicable Law; provided, however, that STPK and/or the applicable withholding agent shall cooperate with the Company or the applicable Pre-Closing Holder in good faith to minimize, to the extent permissible under applicable Law, the amount of any such deduction or withholding, including by cooperating with the submission of any certificates or forms to establish an exemption from, reduction in, or refund of any such deduction or withholding. To the extent that amounts so deducted and withheld are duly deposited with the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Except as set forth in the Company Schedules (but subject to the terms of Section 8.8), the Company hereby represents and warrants to the STPK Parties as follows:
Section 3.1   Organization and Qualification.
(a)   Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable), except where the failure to be in good standing (or the equivalent thereof) would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to transact business in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
(b)   Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not be material to the Group Companies taken as a whole. True, correct and complete copies of the Governing Documents of each Group Company and the Company Shareholder Agreements have been provided to STPK, in each case, as amended and in effect as of the date hereof. The Governing Documents of each Group Company and the Company Shareholder Agreements are in full force and effect and none of the Group Companies, or, to the Company’s knowledge, any other party thereto, are in breach or violation of any provision set forth in their respective Governing Documents or the Company Shareholder Agreements.
Section 3.2   Capitalization of the Group Companies.
(a)   Section 3.2(a) of the Company Schedules sets forth, as of the date hereof, a true, correct and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record owners thereof and (iii) with respect to any Equity Rights, (1) the date of grant, (2) the strike price (where applicable), (3) any applicable vesting schedule and expiration date, (4) the type of Equity Right (including whether each Company Option is intended to be an “incentive stock option” within the meaning of Section 422 of the Code), and (5) whether any Company Option is or was eligible to be early exercised.

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(b)   Except for the Equity Rights set forth on Section 3.2(b) of the Company Schedules (which such Equity Rights shall, for the avoidance of doubt, be subject to the transactions contemplated by Section 2.2) or as is set forth in Company’s Governing Documents or the Company Shareholder Agreements, as of the date hereof, the Company has no outstanding (x) convertible debt, equity appreciation, phantom equity, or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company (collectively, “Equity Rights”).
(c)   All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and, if applicable, non-assessable. The Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company or its Subsidiaries or the Company Shareholder Agreements or any other Contract to which the Company or any of its Subsidiaries is party or bound, (B) are not subject to any purchase option, call option, right of first refusal or first offer, preemptive right, subscription right or any similar right of any Person granted pursuant to a Contract to which the Company or any of its Subsidiaries are a party or bound, and were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person granted pursuant to a Contract to which the Company or any of its Subsidiaries are a party or bound, (C) have been, in connection with their initial sale, offered, sold and issued (as applicable) in compliance with applicable Law, including Securities Laws, and (D) to the knowledge of the Company, are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or as set forth under the Governing Documents of the Company or the Company Shareholder Agreements).
(d)   (i) Each Company Option has an exercise price that has been determined pursuant to a valuation consistent with applicable Laws to be at least equal to the fair market value of a Company Common Share on a date no earlier than the date of grant of such Company Option, (ii) no Company Option has had its exercise date or grant date “back-dated” or materially delayed, and (iii) all Company Options have been issued in compliance with the Company Equity Plan and all applicable Laws and properly accounted for in all material respects in accordance with the Accounting Principles.
(e)   Except for the Company’s Governing Documents and the Company Shareholder Agreements, there are no voting trusts, proxies, or other Contracts to which the Company or any of its Subsidiaries are a party or bound or with respect to the voting or transfer of the Company’s Equity Securities. The Equity Securities set forth on the Allocation Schedule will, as of immediately prior to the Closing, constitute all of the issued and outstanding Equity Securities of the Company.
(f)   Except as set forth on Section 3.2(f) of the Company Schedules, as of the date hereof, all of the outstanding Equity Securities of each Subsidiary of the Company are owned directly by the Company or another Subsidiary of the Company, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or Permitted Liens), and are set forth on Section 3.2(f) of the Company Schedules opposite the name of each Subsidiary of the Company. There are no Equity Rights that would require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company’s Subsidiaries. Except as set forth in the Governing Documents of the Company or its Subsidiaries, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiaries of the Company.
(g)   Except as is set forth on Section 3.2(g) of the Company Schedules, as of the date hereof, none of the Group Companies owns or holds (of record, beneficially or otherwise), directly or indirectly, any Equity Securities in or debt of any other Person or the right to acquire any such Equity Security or debt, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

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(h)   Section 3.2(h) of the Company Schedules sets forth a list of all Indebtedness of the Group Companies (as described in clauses (a) through (f) of the definition of Indebtedness only) as of the date hereof, including, if applicable, the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement of such Indebtedness and the debtor and the issuer thereof.
Section 3.3   Authority.   The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Shareholder Approval. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate and shareholder (or other similar) action on the part of the Company, subject to obtaining the Required Company Shareholder Approval. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto and thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 3.4   Financial Statements; No Undisclosed Liabilities.
(a)   Attached hereto as Section 3.4(a) of the Company Schedules are true, correct and complete copies of the following financial statements (such financial statements, the “Financial Statements”):
(i)   audited consolidated balance sheets of the Group Companies as of December 31, 2019, December 31, 2018 and December 31, 2017, and the related audited consolidated statements of income and cash flows of the Group Companies for the fiscal years then ended (the “Audited Financials”); and
(ii)   unaudited consolidated balance sheets of the Group Companies as of September 30, 2020 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of income and cash flows of the Group Companies for the nine-month period then ended (but excluding any notes thereto).
(b)   The Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Group Companies, (ii) have been prepared in accordance with the Accounting Principles applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments, none of which are material, and (iii) fairly present, in all material respects, the consolidated financial position of the Group Companies as of the dates thereof and their consolidated results of operations for the periods then ended, subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments.
(c)   Except (i) as set forth on the Latest Balance Sheet or the Financial Statements, (ii) for liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law), (iii) for liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for liabilities disclosed in Section 3.4(c) of the Company Schedules, or (v) for liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, as of the date hereof, no Group Company has any liabilities that would be required to be set forth on a consolidated balance sheet of

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the Group Companies prepared in accordance with the Accounting Principles. No Group Company is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
(d)   Each Group Company has established and maintains systems of internal accounting controls. To the knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Since December 31, 2017, except as set forth on Section 3.4(d) of the Company Schedules, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.
Section 3.5   Consents and Requisite Governmental Approvals; No Violations.   Assuming the truth and accuracy of the representations and warranties set forth in Section 4.3 (and assuming all Consents referred to in such sections (or required to be disclosed in the corresponding sections of the STPK Schedules) are made or obtained), no Consent of any Governmental Entity is necessary in connection with the execution, delivery or performance by the Company of this Agreement and the Ancillary Documents to which the Company is or will be party or bound or the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, except for (a) compliance with and filings set forth on Section 3.5 of the Company Schedules, (b) compliance with and filings under any applicable Securities Laws, including the Registration Statement / Proxy Statement, (c) the Required Company Shareholder Approval or (d) those the failure of which to obtain or make would not have, or be reasonably expected to have, a Company Material Adverse Effect. Except for Consents set forth on Section 3.5 of the Company Schedules, neither the execution, delivery and performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated by hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) conflict with or result in any breach of any provision of any (x) the Company’s Governing Documents or (y) any of the Company’s Subsidiaries Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancelation, materially adverse amendment, materially adverse modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, or the loss of any benefits under (A) any Contract to which any Group Company is a party or by which it or its properties or assets are bound, (B) any Group Company Permits or (C) any Data Privacy and Security Requirement, (iii) violate, or constitute breach under, in each case, in any material respect, any Order or applicable Law to which any Group Company or any of it properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities (other than Liens under applicable Securities Laws or Liens created by STPK) of any Group Company, except, in the case of any of clauses (ii) and (iv) above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.6   Permits.   The Group Companies hold all Permits necessary or required for the lawful conduct of their respective businesses or necessary or required to own, lease or operate any of the properties or assets of the Group Companies, other than any such Permits which if not held by the Group Companies, would not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Group Company Permits”). Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole: (a) each Group Company Permit is valid and in full force and effect either pursuant to its terms or by operation of law; (b) each Group Company is, and since December 31, 2017 has been, in compliance with the terms of all Group Company Permits held by such Group Company; and (c) to the Company’s knowledge, no event, circumstance, or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in material compliance with the terms of any Group Company Permit.

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Section 3.7   Material Contracts.
(a)   Section 3.7(a) of the Company Schedules sets forth a list of all Contracts to which a Group Company is, as of the date of this Agreement, a party or by which it or its assets or properties are bound (each Contract required to be set forth on Section 3.7(a) of the Company Schedules, the “Material Contracts”) that is:
(i)   any Contract relating to the components of Indebtedness of the Group Companies set forth in clauses (a) through (f), of the definition thereof;
(ii)   any material equity joint venture or investment or other similar Contract;
(iii)   any Contract or group of Contracts with a common counterparty, or among counterparties sharing the same ultimate parent company, with consideration paid or payable to or by any one or more Group Companies of more than $250,000, in the aggregate, over any rolling 12-month period since January 1, 2019;
(iv)   any Contract or group of Contracts with a common counterparty, or among counterparties sharing the same ultimate parent company, with a remaining term of more than 24 months and that creates an obligation or a right of the Company or any Group Company to be paid or make payments of more than $250,000, as forecasted, over any rolling 12-month period starting January 1, 2021;
(v)   any Contract for the disposition of any portion of the assets or business of any Group Company with a value in excess of $5,000,000 or for the acquisition by any Group Company of the assets or business of any other Person with a value in excess of $5,000,000 (other than purchases of inventory or services in the ordinary course of business) under which the Company or any of its Subsidiaries has any material continuing monetary obligations, including with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(vi)   any Contract with any Governmental Entity to which any Group Company is a party that involve payments by or to the Group Companies in excess of $250,000;
(vii)   any Contract required to be disclosed on Section 3.19 of the Company Schedules;
(viii)   any settlement, conciliation or similar Contract relating to a Proceeding of a Group Company that have been entered into on or after December 31, 2018 and (1) contemplate payment by any Group Company of any amount in excess of $500,000 or (2) were brought by an equityholder or Affiliate of a Group Company;
(ix)   any Contract that limits, or purports to limit, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses and excluding any such limitations that are not material to the operation of the businesses of the Group Companies, taken as a whole;
(x)   any Contract that results in any person or entity holding a power of attorney from any Group Company that relates to the Group Companies or their respective business;
(xi)   any Contract under which any Group Company has agreed to purchase goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis;
(xii)   any Contract which involves the license to or grant of rights in Intellectual Property by any Person to a Group Company (other than non-exclusive licenses for commercially-available, off-the-shelf software licensed on standard terms and procured for aggregate fees of less than $250,000);
(xiii)   any Contract which involves the license or grant of rights by any Group Company to a third party of Company Owned Intellectual Property, including any Contract involving use of any

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Company Registered Intellectual Property required to be listed in Section 3.13(a) of the Company Schedules, but excluding any non-exclusive licenses granted to customers or distributors in the ordinary course of business;
(xiv)   any Contract for the development of (A) material Company Owned Intellectual Property that is embodied in or distributed with any product or services or is otherwise material Company Owned Intellectual Property (other than Contracts with any employee or contractor on a standard form of agreement entered into in the ordinary course of business under which such employee or contractor presently assigns all right, title and interest in and to any developed Intellectual Property to a Group Company), and (B) any Intellectual Property for any Person by a Group Company under which Contract a Group Company has any material unperformed obligations;
(xv)   any Contract relating to the purchase of engineering or design services that involve more than $250,000, other than those Contracts and agreements under which no material services are remaining to be performed;
(xvi)   any collective bargaining agreement or other Contract with a labor union, works council, or other labor organization; and
(xvii)   any employment, severance, retention, change of control, separation or individual consulting Contract with any current director, manager, officer, individual service provider or employee of a Group Company (A) providing for total annual compensation in excess of $250,000 (excluding any Contract that is terminable at will without payment of any severance, transaction bonus, Tax gross-up or similar payment obligation), or (B) that would result in monetary liability in excess of $100,000 to any Group Company if terminated.
(b)   Each Material Contract is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Material Contract, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. To the Company’s knowledge, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to such Material Contract, and (B) no party to a Material Contract has claimed a force majeure with respect thereto, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies, taken as a whole. Since December 31, 2017 through the date hereof, no Group Company has received notice of (i) any breach or default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or modify in any respect the terms of any such Material Contract, or accelerate the obligations of any Group Company thereunder, in each case, except as has not been and would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies, taken as a whole. True, correct and complete copies of all Material Contracts as in effect as of the date hereof have been made available to STPK.
Section 3.8   Absence of Changes.   Except as set for the Section 3.8 of the Company Schedules, during the period beginning on December 31, 2019 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby (or in connection with any prior process involving the sale or other extraordinary business transaction involving the Company or its businesses and assets), and except for any actions taken or not taken, or any plans, procedures and practices adopted (and compliance therewith) due to COVID-19 Changes, (i) each Group Company has conducted its business in the ordinary course and (ii) no Group Company has taken any action that would require the consent of STPK under Section 5.1(b)(iii), Section 5.1(b)(iv) or Section 5.1(b)(v), if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

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Section 3.9   Litigation.   Except as set forth on Section 3.9 of the Company Schedules or except as has not been, there is (and since December 31, 2017 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against or involving (a) any Group Company, (b) any of their respective properties or assets or (c) any of their respective managers, officers, directors or employees (in their capacities as such) (in each case of clause (a) through (c), seeking material non-monetary relief, involving criminal liability or involving an amount in controversy in excess of $500,000 individually). Neither the Group Companies nor any of their respective properties or assets is subject to any outstanding Order that is, or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Except as set forth on Section 3.9 of the Company Schedules, there are no material Proceedings by a Group Company pending, or which a Group Company has commenced preparations to initiate, against any other Person.
Section 3.10   Compliance with Applicable Law.   Each Group Company is (and since December 31, 2017 has been) in compliance in all respects with all Laws applicable to it or its business, operations or assets or properties, including Laws applicable to participation in wholesale electricity markets approved by the Federal Energy Regulatory Commission, in each case, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Group Company has, since December 31, 2017 through the date hereof, received any written notice or written communication from any Governmental Entity regarding any actual or violation of, or a failure to comply with, any applicable Law, in each case, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.11   Employee Plans.
(a)   Section 3.11(a) of the Company Schedules sets forth a true, correct and complete list of each material Company Plan (excluding any employment agreement or offer letter that does not (A) contain severance payments or benefits, transaction or retention-based bonuses and (B) deviate in any material respect from the form of offer letter provided to STPK prior to the date hereof) and each material PEO Plan. With respect to each Company Plan, and to the extent available to the Company with respect to each PEO Plan, the Group Companies have provided STPK with correct and complete copies of the following documents, to the extent applicable: (i) the most recent determination or opinion letter issued by the Internal Revenue Service with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code; (ii) the current plan and trust documents, and all amendments thereto (and for any unwritten plan, a summary of the material terms); and (iii) any non-routine correspondence with any Governmental Entity.
(b)   No Group Company or ERISA Affiliate maintains, sponsors, participates in, contributes to or has any obligation to contribute to or has any liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA (other than the PEO Plans); or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA (other than the PEO Plans). Except as set forth on Section 3.11(b) of the Company Schedules, no Company Plan or PEO Plan provides, and no Group Company has any liabilities to provide, any retiree, post-employment or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of premiums for such coverage. No Group Company has any liabilities by reason of being considered a single employer under Section 414 of the Code with any other Person other than another Group Company.
(c)   Each Company Plan and, to the Company’s knowledge, each PEO Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service on which it can rely and, to the Company’s knowledge, no events have occurred or circumstances exist that would reasonably be expected to adversely affect such qualified status. None of the Group Companies has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

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(d)   There are no pending, or to the Company’s knowledge, threatened, material Proceedings with respect to any Company Plan or, solely as it relates to the participation of any employees of the Group Companies, the PEO Plans (other than routine claims for benefits). Each Company Plan (and each related trust, insurance Contract, or fund), and to the Company’s knowledge, each PEO Plan, has been established, maintained, funded and administered in all material respects in accordance with its terms and in compliance with the applicable requirements of ERISA, the Code, and other applicable Laws. To the Company’s knowledge, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan or, solely as it relates to the participation of any employees of the Group Companies, any PEO Plan. With respect to each Company Plan, and to the Company’s knowledge, with respect to each PEO Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of the Company Plan or, solely as it relates to the participation of any employees of the Group Companies, PEO Plan, and in compliance with the requirements of applicable Law, and, to the extent not yet due, have been properly accrued in accordance with GAAP.
(e)   The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.
(f)   No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise in connection with the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) is reasonably expected, separately or in the aggregate, to be nondeductible under Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code.
(g)   Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), has been maintained in form and operation in material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder and no amount under any such Employee Benefit Plan has been subject to the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(h)   Except as set forth in Section 3.11(h) of the Company Schedules, the Group Companies have no current or contingent obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.
(i)   With respect to each Company Plan that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law also applies) or primarily for the benefit of employees, directors, consultants or individual independent contractors of the Company or any of its Subsidiaries who reside or work primarily outside of the United States (each a “Foreign Plan”): (i) each Foreign Plan required to be registered or intended to meet certain regulatory or requirements for favorable Tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (ii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; and (iii) all Foreign Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.

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Section 3.12   Environmental Matters.
(a)   The Group Companies are, and at all times since December 31, 2017 have been, operating in compliance in all respects with all Environmental Laws, which includes obtaining, maintaining and complying with all Permits required in connection with the Business under Environmental Laws, except in each case as would not be material to the Group Companies.
(b)   No Group Company has received since December 31, 2017 any written notice, report, Order, directive or communication regarding any actual or alleged violation in any material respect of, or a failure to comply in any material respect with any Environmental Laws.
(c)   There is (and since December 31, 2017 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company or that otherwise pertains to the Business pursuant to, and no Group Company has received any unresolved written notice of a material violation of or liability under, Environmental Laws.
(d)   There has been no manufacture, sale, distribution, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances, in each case that has resulted or would result in liability under Environmental Laws for any Group Company except in each case as would not be material to the Group Companies.
(e)   The Group Companies have not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to any liability of any other Person under Environmental Law.
(f)   The Group Companies have made available to STPK copies of all environmental reports, assessments and audits and all other material environmental, health, and safety documents pertaining to the current and former properties and operations of the Group Companies that are within the Group Companies’ possession or reasonable control.
Section 3.13   Intellectual Property.
(a)   Section 3.13(a) of the Company Schedules sets forth a true, correct and complete list of all Company Registered Intellectual Property. The Company Registered Intellectual Property is subsisting and, in the case of such Company Registered Intellectual Property that has issued or is registered, valid and enforceable. A Group Company exclusively owns and possesses all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens).
(b)   A Group Company exclusively owns and possesses all right, title and interest in and to, or has a valid and enforceable and sufficient written license to, all Intellectual Property that is used in or necessary for the operation of the Business, free and clear of all Liens or obligations to others (other than Permitted Liens) (together with the Company Owned Intellectual Property the “Business Intellectual Property”), which Business Intellectual Property will, immediately after the Closing, be owned by, licensed to or available for use by the Group Companies on terms and conditions the same in all material respects to those immediately prior to the Closing; provided that nothing in this Section 3.13(b) constitutes a representation and warranty of non-infringement of Intellectual Property owned by a third Party. No Group Company has granted any exclusive license with respect to any Company Owned Intellectual Property (including any Company Product) to any other Person.
(c)   All Persons who independently or jointly have materially contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Intellectual Property for or on behalf of, or under the supervision of, any Group Company have executed and delivered to the Group Company a valid and enforceable written assignment (by way of a present grant of assignment) to a Group Company of all Intellectual Property authored, invented, created, improved, modified or developed by such Person in the course of their employment or other engagement with such Group Company for which ownership does not automatically vest in a such Group Company by operation of law. Each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any Trade Secrets owned or used by each Group Company, including ensuring that third parties who have had access to such Trade Secrets are subject to legally binding confidentiality

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obligations with respect to such Trade Secrets. To the Company’s knowledge, there has been (i) no violation or unauthorized access to or disclosure of any Trade Secrets of or in the possession each Group Company, or (ii) no material breach of any written contract containing non-disclosure obligations with respect to such Trade Secrets.
(d)   (i) To the Company’s knowledge, the operation of the Business as conducted by the Group Companies, including the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or maintenance of Company Products by any of the Group Companies, does not infringe, misappropriate or violate, and has not since December 31, 2017, infringed, misappropriated, or violated any Intellectual Property of any other Person, except in each case as would not have, or not be reasonably expected to have, a Company Material Adverse Effect, (ii) there is not, and there has not been since December 31, 2017, any Proceeding pending or other material claim sent or received in writing (including unsolicited offers, demands, or requests to license or cease and desist letters) by or against any Group Company with respect to any Intellectual Property (including any infringement, misappropriation, dilution, violation, enforceability, use (including any assertion of misuse), ownership, scope, licensing, or validity thereof), Data Privacy and Security Requirements, Security Incident, or Personal Data, and (iii) to the Company’s knowledge, no Person is infringing, misappropriating, or violating any Company Owned Intellectual Property in any material respect.
(e)   The Group Companies possess all source code and other material documentation necessary to compile and operate the Company Products (excluding any third party Software licensed in object code that is distributed with Company Products) and no Group Company has disclosed, delivered, licensed or otherwise made available, and no Group Company has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any material source code for any Company Products or otherwise included in the Company Owned Intellectual Property to any Person other than third parties engaged by a Group Company to provide development, support or maintenance services to such Group Company (each of which is subject to agreements with reasonable Intellectual Property assignment and confidentiality provisions), and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any such source code to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee, contractor or service provider of a Group Company subject to confidentiality obligations with respect thereto.
(f)   Each Group Company is in material compliance with all obligations under any Contract pursuant to which such Group Company has obtained the right to use any third party Software, including Open Source Software, that is currently used in the operation of the Business and in particular the Group Companies have purchased a sufficient number of seat licenses or other required permissions or use rights for the Company IT Systems. The Company IT Systems are, in all material respects, sufficient for the current needs of, and are sufficient to effectively perform all information technology operations necessary for, the operation of the Business. The Group Companies use and have used commercially reasonable efforts to protect the confidentiality, integrity and security of the Company IT Systems and to prevent any unauthorized use, access, interruption, or modification of the Company IT Systems. The Group Companies do not use and have not used any Open Source Software or any modification or derivative thereof or with any Company Product or otherwise in connection with the operation of the Business (A) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned Intellectual Property, or (B) under any license requiring any Group Company to disclose or distribute any source code to any of the Company Products or otherwise included in any Company Owned Intellectual Property, to license or provide any such source code for the purpose of making derivative works, or to make available for redistribution to any Person any such source code at no or minimal charge.
Section 3.14   Labor Matters.
(a)   Since December 31, 2017, (i) none of the Group Companies (A) has or has had any material liability for any arrears of wages, salaries, premiums, commissions, bonuses, fees or other compensation for services, or any penalty or other sums for failure to comply with any of the foregoing, and (B) has

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or has had any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries, and other payments to employees or independent contractors of each Group Company.
(b)   Since December 31, 2017, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material liability under WARN nor have the taken any action that could reasonably be expected to result in the Group Companies incurring any material liability under WARN as a result of the transactions contemplated by this Agreement. Except as set forth on Section 3.14(b) of the Company Schedules, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of any Group Company has occurred within the past nine (9) months or is currently contemplated, planned or announced, as a result of COVID-19 or any COVID-19 Measures. The Group Companies have not otherwise experienced any employment-related liability with respect to COVID-19 that has been, or would reasonably be expected to be, material to the Group Companies taken as a whole.
(c)   There are no material Proceedings pending or, to the Company’s knowledge, threatened by or on behalf of any current or former director, manager, officer, employee, individual independent contractor or other service providers or government or administrative authority, including any claims relating to actual or alleged harassment, discrimination, or retaliation, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage, salary differences, and social security contributions and taxes. No Group Company is bound by any material consent decree with, or citation by, any Governmental Entity relating to any employment practices.
(d)   The Group Companies have promptly and thoroughly investigated all material allegations of sexual harassment or other types of discrimination prohibited by applicable Laws of which any the Group Companies were made aware. With respect to each such material allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper action.
(e)   Since December 31, 2017, (i) the Group Companies have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and (ii) no Group Company has been a party to or bound by any collective bargaining agreements or other Contracts with any labor organization, works council, labor union or other employee representative (collectively, “CBA”). Since December 31, 2017, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2017, there have been no labor organizing activities with respect to any employees of any Group Company.
(f)   To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other similar obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such Person’s right to be employed or engaged by the applicable Group Company, except in each case as would not have, or not be reasonably expected to have, a Company Material Adverse Effect.
Section 3.15   Insurance.   All material insurance policies of any Group Company (including fire, liability, workers’ compensation, property, cyber, casualty and other forms of insurance owned or held by any Group Company) are in full force and effect, all premiums due and payable thereon as of the date hereof have been paid in full as of the date hereof, and no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters

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thereof, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Company, taken as a whole. No Group Company is in material breach or default under the terms of any such insurance policy (including any such breach or default with respect to the giving of notice of claims) and, to the Company’s knowledge, no event has occurred which (with or without notice or the lapse of time or both) would constitute a material breach or material default. No written notice of pending material premium increase, cancelation or termination has been received by any Group Company with respect to any such policy, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Company, taken as a whole.
Section 3.16   Tax Matters.
(a)   Each Group Company has prepared and timely filed all federal income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Law, and each Group Company has timely paid all federal income and other material Taxes required to have been paid by it regardless of whether or not shown on any such Tax Return.
(b)   Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder, or other third-party and has otherwise complied in all material respects with all applicable Laws relating to such withholding, collection and payment of Taxes.
(c)   No Group Company is currently the subject of a Tax audit, examination, claim, Proceeding, or investigation with respect to material Taxes (a “Tax Proceeding”), and no Tax Proceeding with respect to any Group Company is pending or has been threatened in writing. No Group Company has been informed in writing of any deficiency, proposed adjustment, or assessment, in each case with respect to material Taxes, that has not been fully paid or finally resolved. All material deficiencies for Taxes asserted or assessed in writing against any Group Company have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, no such deficiency has been threatened or proposed in writing against any Group Company.
(d)   No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f)   No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Law).
(g)   There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h)   During the two-year period ending on the date of this Agreement, no Group Company (or any predecessor thereof) was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i)   No Group Company (i) has been a member of an Affiliated Group (other than an Affiliated Group the common parent of which was a Group Company) or (ii) has any material liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, by operation of applicable Law or otherwise.

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(j)   No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes), and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   No Group Company has taken, has agreed to take, or intends to take, in each case, any action that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
(m)   No Group Company has filed any amended Tax Return or other claim for a refund as a result of, or in connection with, the carry back of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act, or any corresponding or similar provision of state, local or non-U.S. Law.
(n)   Each Group Company has (i) to the extent applicable, materially complied with all legal requirements in order to defer the amount of the employer’s share of any “applicable employment taxes” deferred by any Group Company under Section 2302 of the CARES Act, (ii) to the extent applicable, materially complied with all legal requirements and duly accounted for any available Tax credits claimed by any Group Company under Sections 7001 through 7005 of the Families First Act, and (iii) has not received or claimed any Tax credits under Section 2301 of the CARES Act.
(o)   No Group Company will be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws) or open transaction; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received outside the ordinary course of business prior to the Closing; (iv) a change in method of accounting under Section 481 of the Code that occurs or was requested prior to the Closing (or as a result of an impermissible method used prior to Closing); or (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Section 7121 of the Code) prior to the Closing. No Group Company will be required to make any payments after the Closing Date under Section 965 of the Code.
(p)   To the knowledge of the Company, there is no fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.17   Brokers.   Section 3.17 of the Company Schedules sets forth a true, correct and complete list of (a) all broker’s, finder’s, financial advisor’s, investment banker’s fees or commissions or similar payments payable to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of any Group Company or their respective Affiliates, (b) all amounts due and payable to any Persons described in clause (a) in connection with, or as a result of, directly or indirectly, the execution, negotiation or delivery of this Agreement or any Ancillary Document, the performance of the covenants or obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby and (c) each Contract pursuant to which such amounts are due and payable.

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Section 3.18   Real and Personal Property.
(a)   Owned Real Property. No Group Company owns any real property.
(b)   Leased Real Property. Section 3.18(b) of the Company Schedules sets forth a true, correct and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. The Company has delivered to STPK a true and complete copy of each such Real Property Lease. Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, there is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to such Real Property Leases. No Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. The Group Company’s possession and quiet enjoyment of the Leased Real Property under the applicable Real Property Lease has not been disturbed, and to the Company’s knowledge, there are no disputes with respect to any Real Property Lease, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(c)   Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the assets and properties of the Group Companies reflected in the Latest Balance Sheet or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business or as would not have, or would be reasonably expected not to have, a Company Material Adverse Effect. The tangible assets and properties of the Group Companies are in good operating condition in all respects (normal wear and tear excepted) and are fit, in all respects, for use in the ordinary course of business, and no uninsurable damage has, since the date of the Latest Balance Sheet, occurred with respect to such assets and properties, except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.
Section 3.19   Transactions with Affiliates.   Section 3.19 of the Company Schedules sets forth all Contracts effective as of the date hereof between (a) any Group Company, on the one hand, and (b) any officer, director or stockholder of the Company (including any Pre-Closing Holder ), on the other hand (the Persons identified in this clause (b), “Pre-Closing Holder Related Parties”), other than (i) Contracts with respect to a Pre-Closing Holder Related Party’s employment or services with (including benefit plans and other ordinary course compensation from) any of the Group Companies, (ii) any Ancillary Document, (iii) any Governing Documents of the Company or the Company Shareholder Agreements and (iv) Contracts providing for the purchase or subscription of Equity Securities of the Company and its Subsidiaries (all such Contracts, “Pre-Closing Holder Related Party Transactions”). No Pre-Closing Holder Related Party (A) provides any material services to, or leases any material assets or material properties to, any Group Company or any competitor of the Business, or (B) owes any amount to, or is owed any amount by, any Group Company (other than as set forth on Section 3.19 of the Company Schedules).
Section 3.20   Material Customers and Suppliers.   Section 3.20 of the Company Schedules sets forth as of the date of this Agreement (i) the top 20 customers of the Company (x) for the year ended December 31, 2019 and (y) for the nine months ended September 30, 2020 (in each case based upon aggregate consideration paid to the Company for goods or services rendered during such period) (collectively, the “Material Customers”), and (ii) the top 10 suppliers and unaffiliated contractors or subcontractors of the Group Companies (x) for the year ended December 31, 2019 and (y) for the nine months ended September 30, 2020 (based upon the aggregate consideration paid by the Group Companies for goods or services rendered during such period) (collectively, the “Material Suppliers”). To the knowledge of the Company as of the

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date of this Agreement, there is no present intent, and the Company has not received written notice that, any Material Customer or Material Supplier will discontinue or materially alter its relationship with the Company.
Section 3.21   Data Privacy and Security Requirements.
(a)   The Group Companies are and, since December 31, 2015, have been in material compliance with all Data Privacy and Security Requirements. Except as set forth on Section 3.21 to the Company Schedules and to the knowledge of the Company, there have been no Security Incidents since December 31, 2017 with respect to any Company IT Systems, Business Data, or Company Products or otherwise related to the Business. No Group Company has since December 31, 2017 received any written notice from any Person, been required by applicable Law or Contract to give any notice to any Person, or been subject to any Proceeding, in each case with respect to any Security Incident or otherwise with respect to any breach or purported breach of any Data Privacy and Security Requirements. The Group Companies have implemented and maintain necessary and commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, including by implementing systems and procedures to encrypt all transmission of material Business Data on or from Company IT Systems. Since December 31, 2017, there has not been any material failure with respect to any of the Company IT Systems that has not been remedied or replaced in all material respects. The Group Companies have taken commercially reasonable steps intended to ensure that the Company IT Systems do not contain, and to the knowledge of the Company the Company IT Systems do not contain, any material unauthorized feature (including any worm, bomb, Trojan Horse, backdoor, clock, timer or other disabling device, code, design or routine, collectively, “Malicious Code”) or material defects, technical concerns or problems that would cause any Company IT System to be erased, inoperable or otherwise incapable of being used, or any computer code designed to disrupt, disable or harm in any manner the operation of any Software or hardware, either automatically, with the passage of time or upon command, or otherwise that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions.
(b)   The Group Companies (i) engage and have engaged in, directly or indirectly, Processing only with respect to such Data as they are authorized to so engage (or to cause such Processing, as applicable) by Law and, in the case of Data obtained from third parties, Contract, and (ii) have implemented reasonable safeguards designed to prevent unauthorized use or disclosure of such Data. The Group Companies have, with respect to all such Data that is subjected to any Processing directly or indirectly in connection with the Business, all rights necessary to conduct such Processing as then-currently conducted, in all material respects.
(c)   None of the Group Companies has received any written communication from any Person since December 31, 2017 from whom it licenses, acquires or purchases any material Data (such arrangements, “Material Data Supply Agreements”) to the effect that any, and to the Company’s knowledge no, Person will stop or decrease the rate of, or materially alter the terms of, the business it conducts with (or the Data it provides under any Material Data Supply Agreements to) any Group Company. No Group Company is in material breach of any Material Data Supply Agreements.
Section 3.22   Compliance with International Trade & Anti-Corruption Laws.
(a)   Neither the Group Companies, nor, to the Company’s knowledge, any of their Representatives to the extent acting for or on behalf of any of the Group Companies is or has been, since December 31, 2015, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, fifty percent or more by one or more Persons described in subsections (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in subsections (i)  — (iii) or any country or territory which is or has, since December 31, 2017, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria); or (v) otherwise in violation of Sanctions and Export Control Laws.

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(b)   Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives to the extent acting for or on behalf of any of the Group Companies has, since December 31, 2015, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
(c)   There have not been since December 31, 2015, any Proceedings, filings, disclosures, Orders, inquiries or governmental investigations alleging any such violations of Anti-Corruption Laws or Sanctions and Export Control Laws by the Group Companies, and to the Company’s Knowledge, no such Proceedings, filings, disclosures, Orders, inquiries or governmental investigations have been threatened in writing or are pending.
Section 3.23   Information Supplied. None of the information supplied or to be supplied by the Group Companies expressly for inclusion prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to shareholders of STPK, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by STPK or Merger Sub for inclusion or incorporation by reference in the Registration Statement / Proxy Statement or any STPK SEC Reports; or (b) any projections or forecasts included in the Registration Statement / Proxy Statement.
Section 3.24   Investigation; No Other Representations.
(a)   The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the STPK Parties and (ii) it has been furnished with or given access to such documents and information about the STPK Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the certificate to be delivered pursuant to Section 6.3(e)(i) and no other representations or warranties of any STPK Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the certificate to be delivered pursuant to Section 6.3(e)(i), no STPK Party or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.25   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES; DISCLAIMER OF OTHER WARRANTIES.   NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE STPK PARTIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE CERTIFICATE TO BE DELIVERED BY THE COMPANY PURSUANT TO SECTION 6.2(D)(I), NONE OF THE COMPANY, ANY GROUP COMPANY OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS (ON ITS OWN BEHALF AND ON BEHALF OF THE GROUP COMPANIES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES) ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY STOCK OR BUSINESSES OR ASSETS OF ANY OF THE GROUP COMPANIES, AND

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THE COMPANY SPECIFICALLY DISCLAIMS, ON ITS BEHALF AND ON BEHALF OF EACH OF THE GROUP COMPANIES, ANY REPRESENTATION OR WARRANT OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ITS OR THEIR ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND EACH OF THE STPK PARTIES SHALL RELY SOLELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3 AND THE CERTIFICATE TO BE DELIVERED BY THE COMPANY PURSUANT TO SECTION 6.2(D)(I).
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE STPK PARTIES
Except as set forth (a) subject to Section 8.8, on the STPK Schedules or (b) in any STPK SEC Reports (excluding any disclosures in any “risk factors” section or in any forward-looking statements or similar disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each STPK Party hereby represents and warrants on behalf of itself to the Company as follows:
Section 4.1   Organization and Qualification.   Such STPK Party is a corporation, limited liability company or other business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable), except where the failure to be in good standing (or the equivalent thereof) would not have, or be reasonably expected to have, a STPK Material Adverse Effect.
Section 4.2   Authority. Such STPK Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, each of the Ancillary Documents to which such STPK Party is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the STPK Shareholder Approval and the Merger Sub Sole Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which such STPK Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such STPK Party. This Agreement has been and each Ancillary Document to which such STPK Party is or will be a party has been or will be upon execution thereof, duly and validly executed and delivered by such STPK Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such STPK Party (assuming this Agreement has been and the Ancillary Documents to which such STPK Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such STPK Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 4.3   Consents and Requisite Government Approvals; No Violations.   Assuming the truth and accuracy of the representations and warranties set forth in Section 3.5 (and assuming all Consents referred to in such sections (or required to be disclosed in the corresponding sections of the Company Schedules) are made or obtained), no Consent of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement or the Ancillary Documents to which such STPK Party is or will be a party or bound, or the consummation by such STPK Party of the transactions contemplated hereby and thereby, except for (a) compliance with and filings under the HSR Act, (b) compliance with and filings under any applicable Securities Laws, including the Registration Statement / Proxy Statement, (c) the STPK Shareholder Approval, (d) the filings, notices or other actions contemplated by Section 5.14 or (e) those the failure of which to obtain or make would not have, or be reasonably expected to have, a STPK Material Adverse Effect. Neither the execution, delivery and performance by such STPK Party of this Agreement nor the Ancillary Documents to which such STPK Party is or will be a party nor the consummation by such STPK Party of the transactions contemplated hereby and thereby will, directly or indirectly (with or without

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due notice or lapse of time or both) (i) conflict with or result in any breach of any provision of the Governing Documents of such STPK Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancelation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, or the loss of any benefits under, any Contract to which such STPK Party is a party or by which any such STPK Party or any of its properties or assets are bound, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such STPK Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the (x) assets or properties (other than any Permitted Liens) of such STPK Party or (y) the STPK Common Shares issued as part of the Total Merger Consideration hereunder, except in the case of clauses (ii) and (iv)(x) above, as would not have, or be reasonably expected to have, a STPK Material Adverse Effect.
Section 4.4   Brokers.   Section 4.4 of the STPK Schedules sets forth a true, correct and complete list of (a) all broker’s, finder’s, financial advisor’s, investment banker’s fees or commissions or similar payments payable to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the STPK Parties or any of their respective Affiliates for which any Group Company may become liable, (b) all amounts due and payable to any Persons described in clause (a) in connection with, or as a result of, directly or indirectly, the execution, negotiation or delivery of this Agreement or any Ancillary Document, the performance of the covenants or obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby and (c) each Contract pursuant to which such amounts are due and payable.
Section 4.5   Financing.   Attached hereto as Exhibit H are true, correct and complete copies of the executed Subscription Agreements, dated as of the date hereof, pursuant to which, and on the terms and subject to the conditions therein, the PIPE Investors have agreed to provide the PIPE Financing to STPK. Each Subscription Agreement is a legal, valid, and binding agreement of STPK and, to the knowledge of STPK, the other parties thereto, enforceable against such STPK in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Each commitment of PIPE Financing is in full force and effect, and no commitment of PIPE Financing has been withdrawn, rescinded, amended, modified or terminated, and no withdrawal, rescindment, amendment, modification or termination is contemplated by STPK. STPK is not in breach of any of the terms or conditions in the Subscription Agreements nor has any PIPE Investor party thereto notified STPK of its own breach of any of the terms or conditions under any Subscription Agreement. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach by STPK of the terms or conditions in the Subscription Agreements, and, as of the date hereof, STPK has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. There are no conditions precedent or contingencies to the obligations of the parties under any Subscription Agreement to fund the PIPE Financing Amount, other than as set forth in the Subscription Agreements. There are no other agreements, side letters or arrangements between STPK and any PIPE Investor relating to any Subscription Agreement which could affect the obligation of the PIPE Investors to contribute to STPK the applicable portion of the PIPE Financing Amount set forth in the Subscription Agreements, and, as of the date hereof, STPK does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Financing not being available to STPK, immediately following the Closing.
Section 4.6   Information Supplied.   None of the information supplied or to be supplied by or on behalf of such STPK Party expressly for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing STPK Holders, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such STPK Party makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

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Section 4.7   Capitalization of the STPK Parties.
(a)   Section 4.7(a) of the STPK Schedules sets forth as of the date hereof a true, correct, and complete statement of the number and class or series (as applicable) of the issued and outstanding STPK Shares and STPK Warrants. All outstanding STPK Shares, STPK Warrants and shares of Merger Sub Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities of STPK and Merger Sub (i) were not issued in violation of applicable Law or the Governing Documents of STPK or Merger Sub and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Law or under the Governing Documents of STPK) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for this Agreement, the Ancillary Documents, as set forth in STPK’s Governing Documents (including the STPK Shareholder Redemption) and the transactions contemplated hereby and thereby, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights, or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require STPK to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any STPK Shares or STPK Warrants or other Equity Securities of STPK or Merger Sub or securities convertible into or exchangeable or exercisable for STPK Shares, STPK Warrants or other Equity Securities of STPK or Merger Sub, and, except as expressly contemplated by this Agreement, the Ancillary Documents and STPK’s Governing Documents, there is no obligation of STPK or Merger Sub, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any STPK Shares or STPK Warrants or securities convertible into or exchangeable for STPK Shares or STPK Warrants.
(b)   STPK has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.
(c)   The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by STPK.
(d)   Subject to receipt of the STPK Shareholder Approval, the STPK Common Shares to be issued by STPK in connection with the transactions contemplated hereby, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of STPK and will be capable of effectively vesting in each holder of Company Common Stock title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Law).
Section 4.8   SEC Filings.   STPK has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its incorporation (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “STPK SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, prospectuses, registration statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional STPK SEC Reports”). STPK has heretofore furnished to the Company true and correct copies of all amendments and modifications, if any, that have not been filed by STPK with the SEC to all agreements, documents and other instruments that previously had been filed by STPK with the SEC and are currently in effect. Each of the STPK SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied, and each of the Additional STPK SEC Reports, as of their respective dates of filing, and as of the date of any amendment

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or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the STPK SEC Reports or the Additional STPK SEC Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the STPK SEC Reports. The STPK SEC Reports did not at the time they were filed with the SEC (except to the extent that information contained in any STPK SEC Report has been superseded by a later timely filed STPK SEC Report), and the Additional STPK SEC Reports will not, at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
Section 4.9   Trust Account.   The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to that certain Investment Management Trust Agreement, dated August 20, 2020, by and between STPK and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the STPK SEC Reports to be inaccurate in any material respect or, to STPK’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (a) in respect of deferred underwriting commissions or Taxes, (b) Pre-Closing STPK Holders who shall have elected to redeem their STPK Class A Shares pursuant to the Governing Documents of STPK or (c) if STPK fails to complete a business combination as contemplated by a Business Combination Proposal within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, STPK (in limited amounts to permit STPK to pay the expenses of the Trust Account’s liquidation and dissolution) and then STPK’s public shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of STPK and the Trust Agreement. The Trust Agreement is valid, binding and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. STPK has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by STPK or, to knowledge of STPK, the Trustee. As of the date hereof, the Trust Account consists of no less than $383,603,554.00. Prior to the Closing, none of the funds held in the Trust Account may be released except for the matters described in the second sentence of Section 8.19. There are no Proceedings pending or, to the knowledge of STPK, threatened in writing with respect to the Trust Account.
Section 4.10   Litigation.   There is (and since its incorporation there has been) no Proceeding pending or, to STPK’s knowledge, threatened against or involving (a) any STPK Party, (b) any of its respective properties or assets, or (c) any of its respective managers, officers, directors or employees (in their capacities as such), except as would not have, or be reasonably expected to have, a STPK Material Adverse Effect. No STPK Party is subject to any outstanding Order that is, or would reasonably be expected to be, material to the STPK Parties.
Section 4.11   Compliance with Applicable Law; Permits.   Each STPK Party is (and since its incorporation or formation, as applicable, has been) in compliance in all material respects with all applicable Laws. Each STPK party holds all Permits necessary or required for the lawful conduct of its business or necessary or required to own, lease or operate any of its properties or assets, other than any such Permits which if not held by STPK or Merger Sub, would not reasonably be expected to have a STPK Material Adverse Effect. Each such Permit is valid and in full force and effect either pursuant to its terms or by operation of law and each STPK Party is, and since its incorporation has been, in compliance with the terms of such Permits, except as would not reasonably be expected to have a STPK Material Adverse Effect.
Section 4.12   Internal Controls; Listing; Financial Statements.
(a)   Since its incorporation, (i) STPK has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of STPK’s financial reporting and the preparation of STPK’s financial statements for external purposes in accordance with GAAP and

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(ii) STPK has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to STPK is made known to STPK’s principal executive officer and principal financial officer by others within STPK.
(b)   STPK has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   STPK is in compliance in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding STPK Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. There is no Proceeding pending or, to the knowledge of STPK, threatened against STPK by NYSE or the SEC with respect to any intention by such entity to deregister STPK Shares or STPK Warrants or prohibit or terminate the listing of STPK Shares or STPK Warrants on NYSE. STPK has not taken any action that is designed to terminate the registration of STPK Shares or STPK Warrants under the Exchange Act.
(d)   The STPK SEC Reports contain true, correct, and complete copies of the applicable STPK Financial Statements. The STPK Financial Statements (i) fairly present in all material respects the financial position of STPK as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is reasonably expected to be material)), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is reasonably expected to be material) and the absence of footnotes), (iii) in the case of the audited STPK Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e)   Since its incorporation, STPK has not received any written notification, complaint, allegation, assertion or claim that there is any (a) “significant deficiency” in the internal controls over financial reporting of STPK, (b) “material weakness” in the internal controls over financial reporting of STPK or (c) fraud, whether or not material, that involves management or other employees of STPK who have a significant role in the internal controls over financial reporting of STPK.
Section 4.13   No Undisclosed Liabilities.   Except for liabilities (a) set forth in Section 4.13 of the STPK Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) set forth or disclosed in the STPK Financial Statements included in the STPK SEC Reports, (d) that have arisen since the date of the most recent balance sheet included in the STPK SEC Reports in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law), (e) incurred in accordance with Section 5.5(d) or Section 5.13, or (f) that are not and would not reasonably be expected to be, individually or in the aggregate, material to STPK, STPK has no liabilities.
Section 4.14   Tax Matters.
(a)   STPK has prepared and timely filed all federal income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Law, and STPK has timely paid all federal income and other material Taxes required to have been paid by it regardless of whether or not shown on any such Tax Return.
(b)   STPK has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder, or other third party

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and has otherwise complied in all material respects with all applicable Laws relating to such withholding, collection and payment of Taxes.
(c)   STPK is not currently the subject of a Tax Proceeding, and no Tax Proceeding with respect to STPK is pending or has been threatened in writing. STPK has not been informed in writing of any deficiency, proposed adjustment, or assessment, in each case with respect to material Taxes, that has not been fully paid or finally resolved. All material deficiencies for Taxes asserted or assessed in writing against STPK have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, no such deficiency has been threatened or proposed in writing against STPK.
(d)   STPK has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to STPK which agreement or ruling would be effective after the Closing Date.
(f)   STPK is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Law).
(g)   There are no Liens for material Taxes on any assets of STPK other than Permitted Liens.
(h)   During the two-year period ending on the date of this Agreement, STPK (or any predecessor thereof) was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i)   STPK (i) has not been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is STPK) and (ii) does not have any material liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract, by operation of applicable Law or otherwise.
(j)   No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes), and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   STPK has not taken, has not agreed to take, and does not intend to take, in each case, any action that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. To the knowledge of STPK, no facts or circumstances exist that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
(m)   STPK has not filed any amended Tax Return or other claim for a refund as a result of, or in connection with, the carry back of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act, or any corresponding or similar provision of state, local or non-U.S. Law.
(n)   STPK has (i) to the extent applicable, materially complied with all legal requirements in order to defer the amount of the employer’s share of any “applicable employment taxes” deferred by STPK under Section 2302 of the CARES Act, (ii) to the extent applicable, materially complied with all legal requirements and duly accounted for any available Tax credits claimed by STPK under Sections 7001 through 7005 of the Families First Act, and (iii) has not received or claimed any Tax credits under Section 2301 of the CARES Act.

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(o)   STPK will not be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws) or open transaction; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received outside the ordinary course of business prior to the Closing; (iv) a change in method of accounting under Section 481 of the Code that occurs or was requested prior to the Closing (or as a result of an impermissible method used prior to Closing); or (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Section 7121 of the Code) prior to the Closing. STPK will not be required to make any payments after the Closing Date under Section 965 of the Code.
(p)   To the knowledge of STPK and Merger Sub, there is no fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.15   Business Activities.   Since their respective incorporation, neither STPK nor Merger Sub has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination in accordance with its Governing Documents. Except as set forth in the Governing Documents of STPK, there is no Contract or Order binding upon any STPK Party or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of it or the conduct of business by STPK as currently conducted or as contemplated to be conducted as of the Closing.
Section 4.16   Board Approval; Stockholder Vote.   The board of directors of STPK (including any required committee or subgroup of the board of directors of STPK) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the Merger and the issuance of the STPK Common Shares constituting the Total Merger Consideration pursuant to Article 2); and (b) determined that the consummation of the transactions contemplated hereby (including the Merger and the issuance of the STPK Common Shares constituting the Total Merger Consideration pursuant to Article 2) is in the best interest of the stockholders of STPK. Other than the approval of this Agreement, the Ancillary Documents, the Merger and the issuance of the STPK Common Shares constituting the Total Merger Consideration pursuant to Article 2 and the other transactions contemplated by this Agreement by the board of directors and/or shareholders of STPK and Merger Sub, as applicable, no other corporate or equivalent proceedings on the part of STPK are necessary to approve this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the Merger and the issuance of the STPK Common Shares contemplated hereby).
Section 4.17   Certain Contracts.   Except as described in the STPK SEC Reports or as set forth on Section 4.17 of the STPK Schedules, no Contract between STPK, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of STPK (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to STPK.
Section 4.18   Investigation; No Other Representations.
(a)   Such STPK Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Group Companies (including the Business) and (ii) it has been provided with certain documents and certain information about the Group Companies and their respective businesses and operations to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

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(b)   In entering into this Agreement and the Ancillary Documents to which it is a party, such STPK Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and the certificate to be delivered pursuant to Section 6.2(d)(i) and no other representations or warranties of the Company or any other Person, either express or implied, and such STPK Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and the certificate to be delivered pursuant to Section 6.2(d)(i), none of the Company or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.19   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NO STPK PARTY OR ANY OTHER PERSON MAKES, AND EACH STPK PARTY EXPRESSLY DISCLAIMS (ON ITS OWN BEHALF AND ON BEHALF OF ITS REPRESENTATIVES) ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE EQUITY SECURITIES, BUSINESSES OR ASSETS OF ANY STPK PARTY, AND THE COMPANY SHALL RELY SOLELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS.
ARTICLE 5
COVENANTS
Section 5.1   Conduct of Business of the Group Companies.
(a)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except (i) as expressly required by this Agreement or any Ancillary Document, (ii) as required by applicable Law, (iii) as set forth on Section 5.1(a) of the Company Schedules, (iv) as required to comply with COVID-19 Measures, (v) in connection with any commercially reasonable action taken or not taken by the Company or any of its Subsidiaries in good faith to mitigate the risk on any of the Group Companies of COVID-19 or the COVID-19 Measures (in each case of clause (iv) and/or clause (v) of this Section 5.1(a), but only to the extent reasonable and prudent in light of the business of the Group Companies and, where applicable, the circumstances giving rise to adverse changes in respect of COVID-19 or the COVID-19 Measures, operate the business of the Group Companies in the ordinary course, collectively the “COVID-19 Changes”) or (vi) as consented to in writing by STPK, (A) operate the business of the Group Companies in the ordinary course of business consistent with past practice; provided that, any action taken, or omitted to be taken, that is required by applicable Law shall be deemed to be in the ordinary course of business and (B) use commercially reasonable efforts to maintain and preserve intact the Business and goodwill of the Group Companies.
(b)   Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as required by this Agreement, as required by applicable Law, as required by the COVID-19 Measures or in connection with COVID-19 Changes, or as set forth on Section 5.1(b) of the Company Schedules or as consented to in writing by STPK (such consent, other than in the case of Section 5.1(b)(i), (ii), (iii) and (x), to the extent related to the immediately foregoing COVID-19 matters, not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(i)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Group Company’s Equity Securities, or repurchase, redeem, or otherwise acquire, any outstanding Equity Securities of any Group Company, other than any redemptions of

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outstanding Equity Securities of any Group Company held by an employee thereof in connection with his or her termination of employment, but solely to the extent such redemption is contemplated pursuant to the terms of such individual’s employment agreement or award agreement(s) issued under a Company Equity Plan;
(ii)   (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof;
(iii)   adopt any amendments, supplements, restatements or modifications to or otherwise terminate any Group Company’s Governing Documents or the Company Shareholder Agreements;
(iv)   (A) sell, assign, abandon, let lapse, lease, license or otherwise dispose of any material assets or properties of the Group Companies (including any material Company Owned Intellectual Property), other than non-exclusive licenses granted to customers or distributors of Company Products in the ordinary course of business, or inventory or obsolete equipment in the ordinary course of business, (B) create, subject or incur any Lien on any material assets or properties of the Group Companies (other than Permitted Liens), or (C) disclose any Trade Secrets of the Group Companies (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of such Trade Secrets and other confidential information) or any source code (except to contractors or service providers providing development, support or maintenance services to any Group Company that are subject to agreements with reasonable Intellectual Property assignment and confidentiality provisions);
(v)   (A) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (1) any Equity Securities of any Group Company or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company (other than the issuance of Convertible Promissory Notes under existing Contracts) or (B) adjust, split, combine or reclassify any Equity Securities of any Group Company or other rights exercisable therefor or convertible into;
(vi)   incur, create or assume any Indebtedness for borrowed money (including any loan pursuant to the provisions of the CARES Act), except pursuant to Contracts existing as of the date hereof;
(vii)   (A) enter into, amend, modify, extend, renew or terminate any Material Contract or any Real Property Lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract or any Real Property Lease pursuant to its terms), other than in the ordinary course of business, or (B) waive any material benefit or right under any Material Contract or Real Property Lease, other than in the ordinary course of business;
(viii)   with respect to a Group Company, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any Person, other than any capital contributions by a Group Company in another wholly-owned Group Company in the ordinary course of business, the reimbursement of expenses of employees in the ordinary course of business, or pursuant to obligations under existing Contracts;
(ix)   except as required pursuant to the terms of any Employee Benefit Plan of the Group Companies that is set forth on Section 3.11(a) of the Company Schedules, (A) adopt, enter into, amend or materially modify, or terminate any Company Plan or PEO Plan or any benefit or compensation plan, policy, program or Contract that would be a Company Plan if in effect as of the date hereof (other than year-end amendments or modifications to health and welfare benefit plans that are “employee benefit plans” (as such term is defined in Section 3(3) of ERISA) made in the ordinary course of business or as otherwise required by applicable Law), (B) decrease, increase, or agree to increase, the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers

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of the Group Companies whose annual compensation equals or exceeds $200,000 (which, in the case of any such increase, is determined prior to such increase), (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies, (D) hire, engage, transfer or terminate (other than for cause), furlough or temporarily layoff any director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies whose total annual compensation exceeds or would exceed $200,000, (E) except as required by Law, with respect to a Group Company or any employees of the Group Companies, amend, modify, negotiate, adopt, enter into, extend, renew or terminate any CBA or other Contract with any labor organization, works council or labor union, employee delegate, representative or other employee collective group that is representing any employee of a Group Company, (F) except as required by Law, recognize or certify any labor organization, works council, labor union or group of employees of the Group Companies as the bargaining representative for any employees of a Group Company, (G) with respect to a Group Company or any employees of the Group Companies, engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions outside of the ordinary course of business or that could implicate WARN, or (H) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies whose annual compensation equals or exceeds $200,000;
(x)   make, change or revoke any material election concerning Taxes, adopt or change any accounting method concerning Taxes, change any Tax accounting period, materially amend any material Tax Return, enter into any material Tax closing agreement, settle or surrender any material Tax Proceeding, fail to pay any material Tax when due (including any material estimated Tax payments), or claim any Tax credits under Section 2301 of the CARES Act, enter into any Tax sharing, Tax allocation or Tax indemnity agreement, or surrender any right to claim any refund of a material amount of Taxes;
(xi)   take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment;
(xii)   change any member of the Group Companies’ methods of accounting or accounting practices, except as required by GAAP;
(xiii)   (A) enter into any settlement, conciliation or similar Contract, in each case, in respect of a Proceeding (1) the performance of which involves or could reasonably involve at any point in the future the payment by the Group Companies (or STPK or any of its Affiliates after the Closing) in excess of $500,000 in the aggregate (in each case with respect to any Proceeding, determined net of any insurance coverage in respect of such Proceeding), (2) that imposes, or could reasonably impose at any point in the future, any non-monetary obligations (including injunctive relief) on any Group Company (or STPK or any of its Affiliates after the Closing), (3) that involves any criminal misconduct or any admission or wrongdoing or other misconduct by any Group Company (or STPK or any of its Affiliates after the Closing), or (4) that is brought by or on behalf of any Pre-Closing Holder, or (B) commence any lawsuit, litigation, action, demand, examination, hearing, claim, charge, complaint, suit or arbitration;
(xiv)   authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of the Group Companies;
(xv)   with respect to a Group Company, commit or authorize any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), other than those capital expenditures contemplated by the Group Companies’ capital expenditure budget set forth on Section 5.1(b)(xv) of the Company Schedules or unbudgeted capital expenditures not to exceed

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5% of the current aggregate capital expenditure budget set forth on Section 5.1(b)(xv) of the Company Schedules;
(xvi)   other than with respect to any Company Plan or PEO Plan, change any insurance policy or plan of a Group Company in effect as of the date hereof or allow such policy or plan to lapse, in each case without using commercially reasonable efforts to obtain a reasonable replacement thereof;
(xvii)   enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by Section 5.11) any Pre-Closing Holder Related Party Transactions;
(xviii)   (A) change in any material respect any cash management practices and policies or practices regarding the collection of accounts receivable, the payment of accounts payable, establishment of reserves for uncollectible accounts or otherwise seek to generate revenue outside the ordinary course of business, (B) accelerate the collection of accounts receivables or defer any accounts payable, in each case other than in the ordinary course of business, (C) change, modify, or write-off as uncollectible any notes or accounts receivable of the Group Companies, except write-offs in the ordinary course of business, or (D) take any other material action outside the ordinary course of business with respect to the working capital of the Group Companies; and
(xix)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give STPK, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.
Section 5.2   Efforts to Consummate.
(a)   Subject to the terms and conditions herein provided, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party to upon the execution thereof, the execution and delivery of such Ancillary Document). Notwithstanding the foregoing, each Party shall use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents.
(b)   Each Party shall (i) make, or cause to be made, an appropriate filing or take, or cause to be taken, any required actions, as applicable, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event, within ten (10) Business Days) after the date of this Agreement, (ii) request early termination of the waiting period thereunder and (iii) respond as promptly as practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. All filing fees in connection with the HSR Act shall be Company Expenses. Each Party shall promptly inform the other Parties of any material communication between such Party and any Governmental Entity regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of STPK and the Company. STPK agrees to take all actions that are required by any Governmental Entity in connection with the filing pursuant to the HSR Act to expeditiously consummate the transactions contemplated by this Agreement, including to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements, provided that any such action: (x) is conditioned upon the consummation of the transactions contemplated by

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this Agreement and (y) does not require STPK to agree to take, any action if such action would have, or would be reasonably expected to have, a Company Material Adverse Effect. Nothing in this Section 5.2 obligates any Affiliate of STPK (other than any Subsidiary of STPK) to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of such Affiliate, (2) terminate, amend or assign existing relationships and contractual rights or obligations, (3) amend, assign or terminate existing licenses or other agreements, or (4) enter into new licenses or other agreements.
(c)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the STPK Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any STPK Party) or STPK and its counsel (in the case of the Company), a reasonable opportunity to review in advance (subject to appropriate redactions for confidentiality and attorney-client privilege concerns), and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or any Ancillary Document. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any STPK Party, the Company, or, in the case of the Company, STPK, in advance and, to the extent reasonably practicable and not prohibited by such Governmental Entity, gives, in the case of any STPK Party, the Company, or, in the case of the Company, STPK, the opportunity to attend and participate in such meeting or discussion (which, at the request of STPK, will be limited to outside antitrust counsel only).
(d)   In furtherance of, and without limiting the Parties’ obligations pursuant to, Section 5.2(a), the Company shall use commercially reasonable efforts to obtain, prior to the Closing, written consents, in form and substance reasonably acceptable to STPK, from each of the counterparties to the agreements set forth on Section 5.2(d) of the Company Schedules; provided that nothing herein shall require a Party or any of its respective Affiliates to expend money, commence any Proceeding or offer or grant any accommodation (financial or otherwise) to any third party. All costs incurred in connection with obtaining such consents shall be Company Expenses.
(e)   Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
Section 5.3   Access to Information.   Solely for the purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents, from and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to STPK and its Representatives during normal business hours reasonable access to all of the employees, properties, Contracts, and books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). All of such information shall be treated as “Confidential Information” (or the applicable equivalent term) pursuant to the terms of the Confidentiality Agreement, the provisions of which are by this reference hereby incorporated herein. Notwithstanding the foregoing, none of the Group Companies shall be required to disclose to STPK or any of its Representatives any information (i) if and to the extent doing so (A) would violate any applicable Law, (B) could, as reasonably determined upon the advice of outside legal counsel, result in the loss of the ability to successfully assert any attorney-client or work product privilege (provided that, in case of each of (A) and (B), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information in a manner without violating such privilege, Contract or Law), (ii) if any Group Company, on the one hand, and STPK or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis, or (iii) that is a Trade Secret. The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

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Section 5.4   Public Announcements.
(a)   Subject to Section 5.4(b), Section 5.9 and Section 5.10, none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and STPK, prior to the Closing; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow the Company, if the disclosing party is a STPK Party, or STPK, if the disclosing party is the Company (prior to the Closing), to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement or in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor, STPK and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor (including in connection with the PIPE Financing) or in connection with normal fund raising or related marketing or informational or reporting activities. Furthermore, between the date hereof and the Closing Date, the Company shall not, and each shall cause its Subsidiaries not to, make any broad-based announcements or disclosures regarding the transactions contemplated hereby or any Ancillary Document to any of their respective employees, customers, suppliers or other business relationships without the prior written consent of STPK (not to be unreasonably withheld, delayed or conditioned).
(b)   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and STPK prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four (4) Business Days thereafter), STPK shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and STPK shall consider such comments in good faith. The Company, STPK and the Sponsor shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the Closing (but in any event within four (4) Business Days after the Closing), STPK shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which the Sponsor shall have the opportunity to review and comment upon prior to filing and STPK shall consider in good faith such comments. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
(c)   Without limiting the foregoing, from and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall maintain, and shall cause its Affiliates who are in possession of any material non-public information, written or oral, it or they may have to the extent regarding STPK or any of its Affiliates, including this Agreement and its terms and conditions (“STPK Confidential Information”), to maintain such STPK Confidential Information, in confidence, and such information shall not be disclosed or used by the Company or its Affiliates for any purpose without STPK’s prior written consent, unless such information: (i) is or becomes otherwise publicly available through no breach by the Company or its Affiliates of this Section 5.4(c), (ii) is required to be disclosed by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, notify

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STPK in advance of such disclosure, (iii) is requested or required to be disclosed by a Governmental Entity in connection with any Proceeding, audit or investigation of any Group Company, in which case the disclosing Party shall, to the extent permitted by applicable Law, notify STPK in advance of such disclosure (provided that such notice shall not be required in connection with any routine audit or examination not targeting STPK or the transactions contemplated by this Agreement), (iv) is disclosed to the Company’s Representatives and agents solely for the purposes of evaluating, negotiating, executing and consummating the transaction contemplated by this Agreement and the Ancillary Documents, or (v) is disclosed or used in connection with any Proceeding to enforce the rights of the Company or its Affiliates under this Agreement or any Ancillary Document.
Section 5.5   Indemnification; Directors’ and Officers’ Insurance.
(a)   STPK agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Group Company, as provided in a Group Company’s Governing Documents or otherwise in effect as of the date of this Agreement and set forth on Section 5.5(a) of the Company Schedules, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years, and (ii) the Group Companies will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. To the maximum extent permitted by applicable Law, during such six (6) year period, the Group Companies shall advance expenses in connection with such indemnification as provided in such Group Company’s Governing Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6) year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of any Group Company (the “D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such D&O Person was a director or officer of any Group Company prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.
(b)   Neither STPK nor any Group Company shall have any obligation under this Section 5.5 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   The Company shall cause the Group Companies to purchase, at or prior to the Closing, and STPK shall cause the Group Companies to maintain in effect for a period of six (6) years after the Closing Date, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date hereof (the “Company D&O Tail Policy”). Such Company D&O Tail Policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date hereof; provided that the Group Companies shall not pay a premium for the Company D&O Tail Policy in excess of 300% of the most recent annual premium paid by the Group Companies, as applicable, prior to the date of this Agreement and, in such event, the Group Companies shall purchase the maximum coverage available for 300% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d)   Prior to the Effective Time, STPK may purchase a prepaid “tail” policy (a “STPK Tail Policy”) with respect to directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of STPK’s as of the date hereof, which STPK Tail Policy shall be on the same or substantially similar terms agreed to for such tail policy by STPK in connection with its initial public offering. If STPK elects to purchase such a STPK Tail Policy prior to the Effective Time, STPK will maintain such STPK Tail Policy in full force and effect for a period of no less than six (6) years after the Closing Date and continue to honor its obligations thereunder.

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(e)   If STPK, any Group Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of STPK or such Group Company shall assume all of the obligations set forth in this Section 5.5 unless otherwise assumed by operation of Law.
(f)   The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.5 are intended to be third party beneficiaries of this Section 5.5. This Section 5.5 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of STPK and the Group Companies. The rights of each D&O Person hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Governing Documents of any Group Company, any other indemnification arrangement, any applicable Law or otherwise.
Section 5.6   Tax Matters.
(a)   Tax Treatment.
(i)   Each of the Parties intend that the Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify and shall prepare and file all Tax Returns consistent with, and take no position inconsistent with (whether in Tax Returns, Tax Proceedings, or otherwise) such treatment unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(ii)   The STPK Parties and the Company hereby adopt this Agreement as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not take or cause to be taken any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment.
(b)   FIRPTA Certificate. STPK hereby requests, and the Company shall deliver to STPK prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than thirty (30) days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code), (ii) a copy of the notification provided to the Internal Revenue Service regarding such certificate, in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), and (iii) a duly executed IRS Form W-9 from the Company.
(c)   Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any Tax Proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)   STPK shall be responsible for and shall pay all local, non-U.S. or other excise, sales, use, value-added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed as a result of the execution of, and the transactions contemplated by, this Agreement, together with any inflation adjustment, interest, additions or penalties with respect thereto, including any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”). STPK shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

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Section 5.7   Financing.
(a)   STPK shall use its reasonable best efforts to obtain the PIPE Financing (and the Company shall reasonably cooperate with STPK in connection thereto) on a timely basis on the terms and conditions described in the Subscription Agreements, including using its reasonable best efforts to (i) comply with its respective obligations under the Subscription Agreements, (ii) maintain in effect the Subscription Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to STPK set forth in the applicable Subscription Agreements within its control, and (iv) consummate the PIPE Financing when required pursuant to this Agreement. STPK shall give the Company prompt written notice upon (A) becoming aware of any breach or default by any party to any of the Subscription Agreements or any termination (or purported termination) of any of the Subscription Agreements, (B) the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement and (C) if STPK does not expect to receive all or any portion of the PIPE Financing Amount on the terms, in the manner or from the sources contemplated by the Subscription Agreements. Other than as set forth in this Section 5.7(a) or Section 5.7(b), STPK shall not, without the prior written consent of the Company, amend, modify, supplement or waive any provision of, nor terminate or abandon its plans with respect to, any Subscription Agreement.
(b)   If all or any portion of the PIPE Financing becomes unavailable, (i) STPK shall promptly use its reasonable best efforts to promptly obtain the PIPE Financing or such portion of the PIPE Financing from alternative sources in an amount, when added to any portion of the PIPE Financing that is available, equal to the PIPE Financing Amount (any alternative source(s) of financing, “Alternative PIPE Financing”) and (ii) in the event that STPK is able to obtain any Alternative PIPE Financing, STPK shall use its reasonable best efforts to enter into a new subscription agreement (each, an “Alternative Subscription Agreement”) that provides for the subscription and purchase of STPK Class A Shares containing terms and conditions not less favorable from the standpoint of STPK, Sponsor and the Company than those in the Subscription Agreements entered into as of the date hereof (as determined in the reasonable good faith judgment of STPK, Sponsor and the Company). In such event, the term “PIPE Financing” as used in this Agreement shall be deemed to include any Alternative PIPE Financing, the term “Subscription Agreements” as used in this Agreement shall be deemed to include any Alternative Subscription Agreement and the term “PIPE Investor” as used in this Agreement shall be deemed to include any Person that is subscribing for STPK Class A Shares under any Alternative Subscription Agreement. For the avoidance of doubt, if all or any portion of the PIPE Financing or Alternative PIPE Financing becomes unavailable, STPK may utilize deposits, proceeds or any other amounts from the Trust Account and, to the extent acceptable to the Company, any additional third party financing to satisfy its financing obligations hereunder (including to satisfy the Minimum Cash Condition).
Section 5.8   Exclusive Dealing.
(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as set forth on Section 5.8 of the Company Schedules, the Company shall not, and shall cause its controlled Affiliates, and its and such controlled Affiliates’ respective directors, officers, employees, accountants, consultants, advisors, attorneys and agents acting on behalf of the Group Companies not to, directly or indirectly: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO or recapitalization of the Company or any or all of its Subsidiaries, or any securities, business, properties or assets of the Company or any or all of its Subsidiaries, in each case, that would require the Company to abandon the transactions contemplated hereby (each such transaction prohibited by this sentence, an “Acquisition Proposal”, provided that, for the avoidance of doubt, neither this Agreement, nor any of the Ancillary Documents or any of the transactions contemplated hereby or thereby or any of the matters set forth on Section 5.8 of the Company Schedules shall constitute an “Acquisition Proposal” for the purposes of this Section 5.8(a) or otherwise); (ii) furnish or disclose any non-public information of the Group Companies to any Person

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in connection with an Acquisition Proposal; (iii) enter into any Contract regarding an Acquisition Proposal; (iv) prepare a public offering of any Equity Securities of any Group Company (or any successor to or parent company of any Group Company); or (v) otherwise cooperate in any way with, or assist or knowingly participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 5.8(a) or further an Acquisition Proposal; provided, that nothing herein shall restrict the Company Board from changing its recommendation to the Pre-Closing Holders of Company Stock in favor of the approval and adoption of this Agreement and the Merger prior to the date on which the Written Consent is delivered if, following the receipt of a Superior Proposal by the Company, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to so change its recommendation as a result of such Superior Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law (a “Company Change in Recommendation”); provided, further, that the Company (to the extent lawful and reasonably practicable) shall first provide STPK at least forty-eight (48) hours prior written notice of any such Company Change in Recommendation. The Company agrees to (A) notify STPK promptly upon receipt (and in any event within forty-eight (48) hours after receipt) of any Acquisition Proposal that it or any other Group Company receives and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal), (B) keep STPK reasonably informed on a reasonably current basis of any modifications to such offer or information and (C) not (and to cause its Representatives not to) conduct any further discussions with, provide any information to, or enter into negotiations with such Persons. The Company shall immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than STPK and its Representatives) that may be ongoing with respect to an Acquisition Proposal as of the date hereof and terminate any such Person’s and such Person’s Representative’s access to any electronic data room.
(b)   Notwithstanding (i) any Company Change in Recommendation, (ii) the making of any Acquisition Proposal or (iii) anything to the contrary contained herein, unless this Agreement has been validly terminated in accordance with Section 7.1 prior to taking any of the following actions, (A) in no event shall the Company or any of the Group Companies execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement with respect to an Acquisition Proposal, (B) the Company shall otherwise remain subject to the terms of this Agreement, including the Company’s obligation to take all actions necessary to cause the Written Consent to be duly executed and delivered and to otherwise solicit the Required Company Shareholder Approval in accordance with Section 5.15, and (C) the Company shall not release any third party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal, in any agreement to which it or any of its Subsidiaries is a party, and, with respect to any Acquisition Proposal involving the sale of more than 50% of the voting securities of the Company or 50% or more the consolidated net revenue, net income or assets of the Company and its Subsidiaries, shall as promptly as practicable following the date hereof send a written request (email being sufficient) to any Person to whom the Company or any of its Representatives provided confidential information of a Group Company in connection with such an Acquisition Proposal in the last two years, which written request shall instruct such Person to return or confirm (in writing) destruction of all such confidential information.
(c)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the STPK Parties shall not, and each of them shall cause their Representatives not to on behalf of the STPK Parties, directly or indirectly: (i) accept, initiate, respond to, knowingly encourage, solicit, negotiate, provide information with respect to or discuss other offers with respect to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or similar business combination with any Person other than the Company and its Representatives (each, a “STPK Proposal”), (ii) issue or execute any Contract, indication of interest, memorandum of understanding, letter of intent, or any other similar agreement with respect to a STPK Proposal, (iii) commence, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way in connection with a STPK Proposal, or (iv) commence, continue or renew any due diligence investigation regarding a STPK Proposal. STPK agrees to (A) notify the

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Company promptly upon receipt (and in any event within forty-eight (48) hours after receipt) of any STPK Proposal that it receives and to describe the terms and conditions of any such STPK Proposal in reasonable detail (including the identity of the Persons making such STPK Proposal), (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information and (C) not (and to cause its Representatives not to) conduct any further discussions with, provide any information to, or enter into negotiations with such Persons. STPK shall immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than the Company and its Representatives) that may be ongoing with respect to a STPK Proposal as of the date hereof and terminate any such Person’s and such Person’s Representative’s access to any electronic data room. Notwithstanding anything to the contrary, the foregoing shall not restrict STPK’s Affiliates (including Affiliates of Sponsor) in any way with respect to the pursuit of any transaction by such Affiliates not related to STPK.
(d)   Notwithstanding (i) the making of any inquiry or proposal with respect to a STPK Proposal or (ii) anything to the contrary contained herein, unless this Agreement has been validly terminated in accordance with Section 7.1, (A) in no event shall STPK or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any STPK Proposal or terminate this Agreement in connection therewith, and (B) STPK and Merger Sub shall otherwise remain subject to the terms of this Agreement, including STPK’s obligation to use reasonable best efforts to obtain the approval of the Transaction Proposals at the STPK Shareholders Meeting in accordance with Section 5.10.
Section 5.9   Preparation of Registration Statement / Proxy Statement.
(a)   As promptly as reasonably practicable after the date hereof, STPK shall, with the assistance of the Company pursuant to this Section 5.9, prepare and, following delivery of the PCAOB Financials to STPK pursuant to Section 5.16(a) (but in no event later than five days following such delivery), file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus which will be used for the purpose of soliciting proxies from the stockholders of STPK at the STPK Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by STPK’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE) in which STPK shall (a) provide the stockholders of STPK with the opportunity to redeem the STPK Class A Shares pursuant to a STPK Shareholder Redemption, (b) solicit proxies from the stockholders of STPK to vote at the STPK Shareholders Meeting in favor of the Transaction Proposals, (c) register under the Securities Act the STPK Common Shares to be issued in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (d) file with the SEC financial and other information about the transactions contemplated by this Agreement and the Ancillary Documents, each in accordance with and as required by STPK’s Governing Documents, applicable Law and any applicable rules and regulations of the SEC and NYSE. The Registration Statement / Proxy Statement will include a recommendation of the board of directors of STPK to adopt the Transaction Proposals. The Registration Statement / Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Company and its counsel shall be given a reasonable opportunity to review, comment on and approve in writing each of the preliminary and final Registration Statement / Proxy Statement and any amendment or supplement thereto prior to its filing with the SEC (to which comments reasonable and good faith consideration shall be given by STPK). STPK shall not file any such documents with the SEC (including in response to any comments from the SEC with respect thereto) without the prior written consent (email being sufficient) of the Company (such consent not to be unreasonably withheld, conditioned or delayed). STPK shall use its reasonable best efforts to: (i) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; (ii) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement; and, (iii) with the assistance of the other Parties hereto, promptly respond to any comments, requests to amend or requests

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for additional information with respect to the Registration Statement / Proxy Statement by the SEC. STPK shall file the definitive Registration Statement / Proxy Statement with the SEC and cause the Registration Statement / Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the board of directors of STPK, as promptly as practicable following the earlier to occur of: (Y) in the event the preliminary Registration Statement / Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (Z) in the event the preliminary Registration Statement / Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC (such earlier date, the “Proxy Clearance Date”).
(b)   STPK shall make all necessary filings with respect to the transactions contemplated by this Agreement and the Ancillary Documents under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Each of STPK and the Company shall promptly furnish to the other all information concerning the business, management, operations and financial condition of such Party, its Affiliates and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.9 or for inclusion in any other statement, filing, notice or application made by or on behalf of STPK to the SEC or NYSE in connection with the transactions contemplated by this Agreement and the Ancillary Documents. Each of STPK and the Company shall promptly correct any information provided by it for use in the Registration Statement / Proxy Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. STPK shall amend or supplement the Registration Statement / Proxy Statement and cause the Registration Statement / Proxy Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to STPK stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and STPK’s Governing Documents.
(c)   STPK shall promptly advise the Company of (A) the time when STPK has filed the preliminary Registration Statement / Proxy Statement, (B) the SEC’s determination whether to review the Registration Statement / Proxy Statement, (C) in event the preliminary Registration Statement / Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (D) the filing of any supplement or amendment to the Registration Statement / Proxy Statement, (E) the issuance of any stop Order relating thereto or the suspension of the qualification of the STPK Class A Shares for offering or sale in any jurisdiction (it being understood that STPK shall use its reasonable best efforts to have any such stop Order or suspension lifted, reversed or otherwise terminated), (F) any request by the SEC for amendment of the Registration Statement / Proxy Statement, (G) any oral or written comments from the SEC relating to the Registration Statement / Proxy Statement and responses thereto, (H) requests by the SEC for additional information and (I) the time of effectiveness of the Registration Statement / Proxy Statement. Without limiting the generality of the foregoing, (1) the STPK Parties shall not, and shall cause their respective Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Entity or NYSE regarding the matters contemplated by this Section 5.9 without first consulting with the Company and providing the Company the opportunity to participate in such meetings or discussion and (2) the Company shall not, and shall cause its Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Entity or NYSE regarding the matters contemplated by this Section 5.9 without first consulting with STPK and providing STPK the opportunity to participate in such meetings or discussions. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it or any its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

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Section 5.10   STPK Party Approvals.
(a)   As promptly as practicable after the Proxy Clearance Date, in any event within thirty (30) days following the Proxy Clearance Date, STPK shall (i) duly give notice of and (ii) duly convene and hold a meeting of its shareholders (the “STPK Shareholders Meeting”), in each case in accordance with the Governing Documents of STPK, applicable Law and the rules and regulations of the SEC and NYSE, for the purposes of obtaining the STPK Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a STPK Shareholder Redemption. STPK shall use its reasonable best efforts to obtain the approval of the Transaction Proposals at the STPK Shareholders Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the Transaction Proposals. STPK shall, through its board of directors, recommend to its shareholders the (A) adoption and approval of this Agreement and the transactions contemplated hereby and include such recommendation in the Registration Statement / Proxy Statement (the “Business Combination Proposal”); (B) approval of the Merger; (C) approval of the issuance of the STPK Common Shares constituting the Total Merger Consideration pursuant to Article 2; (D) adoption and approval of the incentive equity plan in the form attached hereto as Exhibit I (“New Incentive Plan”); (E) adoption and approval of amendments to the Governing Documents of STPK in substantially the form attached as Exhibit J hereto; (F) the appointment of the Sponsor Directors and the Company Directors to the STPK Board in accordance with Section 5.17(b) and Section 5.17(c), respectively, and the designation of the classes of such appointees to the STPK Board; (G) adoption and approval of any other proposals as either the SEC or NYSE (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by STPK and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Documents; and (H) the adjournment of the STPK Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (A) through (H) together, the “Transaction Proposals”); provided that STPK may postpone or adjourn the STPK Shareholders Meeting (x) to solicit additional proxies for the purpose of obtaining the STPK Shareholder Approval, (y) for the absence of a quorum or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that STPK has determined based on advice of outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of STPK prior to the STPK Shareholders Meeting; provided, that in the event of a postponement or adjournment pursuant to clauses (y) or (z) above, the STPK Shareholders Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Transaction Proposals shall be the only matters (other than procedural matters) which STPK shall propose to be acted on at the STPK Shareholders’ Meeting.
(b)   As promptly as practicable after the Registration Statement / Proxy Statement is declared effective under the Securities Act and, in any event within five (5) days of the effectiveness of the Registration Statement / Proxy Statement, STPK shall take all actions necessary under applicable law to obtain, and then deliver as promptly as practicable thereafter to the Company, the Merger Sub Sole Stockholder Approval by irrevocable written consent pursuant to Section 228(a) and 251(c) of the DGCL and the Merger Sub’s Governing Documents.
Section 5.11   Pre-Closing Holder Related Party Transactions.   The Company shall (and shall cause the Group Companies to) take all reasonable best efforts to terminate (in form and substance reasonably satisfactory to STPK) at or prior to the Closing all Pre-Closing Holder Related Party Transactions set forth on Section 5.11 of the Company Schedules, with no further liability or other obligations to the Group Companies or any of their respective Affiliates (including, after the Closing, STPK) with respect thereto.
Section 5.12   No Trading.   The Company acknowledges and agrees that it is aware, and that the Company’s Representatives are aware, or upon receipt of any material nonpublic information will be advised, of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information

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about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of STPK (other than engaging in the transactions described herein), communicate such information to any third party, take any other action with respect to STPK in violation of such Laws, or cause or encourage any third party to do any of the foregoing.
Section 5.13   Conduct of Business of STPK.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, STPK shall, and shall cause its Subsidiaries to, as applicable, (x) keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable Securities Laws and shall use its commercially reasonable efforts to maintain the listing of the STPK Common Shares and the STPK Warrants on NYSE and (y) except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.13 of the STPK Schedules, pursuant to any PIPE Financing and/or Alternative PIPE Financing, or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(a)   adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of STPK or any of its Subsidiaries or form any Subsidiary;
(b)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of STPK or any of its Subsidiaries, or repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of STPK or any of its Affiliates, other than, for the avoidance of doubt, for the STPK Shareholder Redemption;
(c)   split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;
(d)   incur, create or assume any Indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of STPK, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than up to $1,500,000 in working capital loans (the “Working Capital Loans”), which Working Capital Loans shall be repaid by STPK in cash at or prior to the Closing out of the Aggregate STPK Transaction Proceeds;
(e)   make any loans or advances to, or capital contributions in, any other Person, other than to, or in, STPK or any of its Subsidiaries;
(f)   except for the issuance of any STPK Warrants upon the conversion of any Working Capital Loans as described in the STPK SEC Reports, transfer, issue, sell, grant, directly or indirectly dispose of, or subject to a Lien, (1) any Equity Securities of STPK or any of its Subsidiaries or (2) any options, warrants, stock appreciation rights, rights of conversion or other rights, agreements, arrangements or commitments to issue any Equity Securities of STPK or its Subsidiaries;
(g)   (A) merge, consolidate, combine or amalgamate with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof;
(h)   make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any Person, other than the reimbursement of expenses of employees in the ordinary course of business, or pursuant to obligations under existing Contracts;
(i)   enter into, renew, modify or revise in any respect, any transaction or Contract with an Affiliate of STPK (including, for the avoidance of doubt, the Sponsor), other than in connection with any Working Capital Loans;

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(j)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(k)   take any action or knowingly fail to take any action where such action or failure to act was intended to, and would reasonably be expected to prevent or impede the Intended Tax Treatment;
(l)   commence or settle any material Proceeding, excluding any Proceeding arising out of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby or the PIPE Financing;
(m)   take any action that would reasonably be expected to significantly delay or impair (A) the timely filing of any of its public filings with the SEC (giving effect to any permitted extensions), (B) its compliance in all material respects with applicable Securities Laws or (C) the listing of the STPK Common Shares on NYSE;
(n)   amend or modify the Trust Agreement; or
(o)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.13.
Section 5.14   Trust Account.   Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, STPK shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) use reasonable best efforts to cause the Trustee to (x) pay as and when due all amounts, if any, payable to the Public Shareholders of STPK pursuant to the STPK Shareholder Redemption, (y) pay the amounts due to the underwriters of STPK’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (z) immediately thereafter, pay all remaining amounts then available in the Trust Account to STPK in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.15   Stockholder Written Consent.   As promptly as practicable after the Registration Statement / Proxy Statement is declared effective under the Securities Act, and in any event within ten (10) Business Days after the Registration Statement / Proxy Statement is declared effective, the Company shall (i) cause to be mailed to each Pre-Closing Holder a notice, which shall include copies of this Agreement, the Registration Statement / Proxy Statement, the Written Consent in the form set forth on Exhibit D, and, as applicable, the Investor Rights Agreement and Letter of Transmittal (the “Company Stockholder Package”), stating (x) unless the Board of Directors has changed its recommendation in accordance with Section 5.8, that the Board of Directors recommends that each Pre-Closing Holder approve the Merger by execution of the Written Consent in the form set forth on Exhibit D and (y) the timeline for returning executed copies of the documents included as part of the Company Stockholder Package, and (ii) take all actions necessary to obtain the Written Consent from the Pre-Closing Holders, who, collectively, constitute a Requisite Threshold, evidencing the Required Company Shareholder Approval and the Senior Preferred Conversion, in accordance with Section 228(a) and 251(c) of the DGCL, the Company’s Governing Documents and the Company Shareholder Agreements. The Company shall take all actions necessary pursuant to the Company’s Governing Documents and the Company Shareholder Agreements to provide all required notices to the Pre-Closing Holders entitled thereto in connection with obtaining the Required Company Shareholder Approval, including notice of the Senior Preferred Conversion. Upon receipt of the Written Consent, the Company shall promptly deliver a copy thereof to STPK.
Section 5.16   PCAOB Financials.
(a)   The Company shall use reasonable best efforts to deliver to STPK as promptly as practicable after the date hereof, (i) the Audited Financials, audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors and (ii) the unaudited consolidated balance sheet and the related consolidated statements of income and cash flows of the Group Companies as of and for a year-to-date period ended as of September 30, 2020 and September 30, 2019 that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by STPK with the SEC in connection with the transactions contemplated hereby and in the Ancillary

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Documents (the foregoing clauses (i) and (ii), together, the “PCAOB Financials”). All costs incurred in connection with preparing and obtaining the PCAOB Financials shall be Company Expenses.
(b)   The Company shall (and shall cause each Group Company to) use reasonable best efforts (i) to assist STPK and its Representatives, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the applicable Group Company, in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is reasonably required to be included in the Registration Statement / Proxy Statement and any other filings to be made by STPK with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) to obtain the consents of the Company’s auditors with respect thereto as may be required by applicable Law.
(c)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall deliver to STPK unaudited consolidated balance sheets and related statements of income and cash flows (but excluding any notes thereto) of the Company and its Subsidiaries for each fiscal quarter ending after the date hereof within 45 days following the end of each such fiscal quarter (as applicable). Such unaudited balance sheets and related statements of income and cash flows (A) will be prepared from, and reflect in all material respects, the books and records of the Group Companies, (B) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and (C) will fairly present, in all material respects, the consolidated financial position of the Group Companies as of the dates thereof and their consolidated results of operations for the periods then ended.
Section 5.17   Post-Closing Directors and Officers.
(a)   The Parties shall take all such action within its power as may be necessary or appropriate such that effective as of the Closing: (i) the board of directors of STPK (the “STPK Board”) shall consist of seven directors; (ii) the Governing Documents of STPK are substantially in the form attached as Exhibit J; (iii) the initial members of the STPK Board are the individuals determined in accordance with Section 5.17(b) and Section 5.17(c), as applicable; (iv) the initial members of the compensation committee, audit committee and nominating committee of the STPK Board are the individuals determined in accordance with Section 5.17(d); and (v) the officers of STPK are the individuals determined in accordance with Section 5.17(e).
(b)   Within thirty (30) days of the date hereof, STPK shall provide to the Company a list of two Persons, one of which shall be designated as a Class II Director and one of which shall be designated as a Class III Director (each as defined in the Governing Documents of STPK), respectively on the STPK Board effective as of the Closing (the “Sponsor Directors”). STPK may, with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), replace any such individual with any other individual prior to the filing of the Registration Statement / Proxy Statement with the SEC by amending such list to include such replacement individual. Notwithstanding the foregoing, at least one of individuals designated to the STPK Board pursuant to this Section 5.17(b) must be an Independent Director, and in each case if the requirements set forth in this sentence are not met, STPK shall omit from the Registration Statement / Proxy Statement any such nominee, and such nomination shall be disregarded and no vote on such nominee will occur, notwithstanding that proxies in respect of such vote may have been received by STPK.
(c)   Within thirty (30) days of the date hereof, the Company shall provide to STPK a list of five (5) Persons who shall be directors on the STPK Board effective as of the Closing (the “Company Directors”). The Company may, with the prior written consent of STPK (such consent not to be unreasonably withheld, conditioned or delayed), replace any such individual with any other individual prior to the filing of the Registration Statement / Proxy Statement with the SEC by amending such list to include such replacement individual. Notwithstanding the foregoing, (i) at least three (3) of the individuals designated to the STPK Board pursuant to this Section 5.17(c) must be Independent Directors and at least two (2) of such individuals (which may, for the avoidance of doubt, include an Independent Director) must also qualify as independent under the audit committee independence requirements set forth in the rules of any stock exchange applicable to STPK, and in each case if the

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requirements set forth in this sentence are not met, STPK shall omit from its proxy materials any such nominee, and such nomination shall be disregarded and no vote on such nominee will occur, notwithstanding that proxies in respect of such vote may have been received by STPK and (ii) one (1) of the individuals designated to the STPK Board pursuant to this Section 5.17(c) must be the chief executive officer of the Company.
(d)   STPK and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned, or delayed by either the Company or STPK) on the directors to be appointed to the audit, compensation and nominating committees prior to the filing of the Registration Statement / Proxy Statement with the SEC; provided, that unless otherwise consented to by STPK, there shall be at least one Sponsor appointed to each committee.
(e)   The Persons identified on Section 5.17(e) of the Company Schedules shall be the officers of STPK immediately after the Closing, with each such individual holding the title set forth opposite his or her name. STPK and the Company may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or STPK) to replace any individual set forth on Section 5.17(e) of the Company Schedules with any individual prior to the filing of the Registration Statement / Proxy Statement with the SEC by amending such Schedule to include such replacement individual.
Section 5.18   Certain Other Covenants.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Parties shall promptly notify the other Parties hereto after becoming aware of (a) any breach of any covenant of such Party set forth herein or in any Ancillary Document, or (b) any event or circumstance that could reasonably be expected to (1) with respect to the Company, be a Company Material Adverse Effect or, with respect to STPK, be a STPK Material Adverse Effect or (2) otherwise cause or result in any of the conditions set forth in Article 6 not being satisfied or the satisfaction of those conditions being materially delayed. Without in any way limiting the generality of the foregoing, the Company shall (i) as promptly as practicable inform STPK in the event any Proceeding is brought against any Group Company by or on behalf of any Pre-Closing Holder in connection with the transactions contemplated by this Agreement or any Ancillary Document or any Pre-Closing Holder provides notice to a Group Company that it is or may be in violation or breach of any of their respective Governing Documents or the Company Shareholder Agreements as a result of its execution, deliver and performance of this Agreement or any Ancillary Document, and (ii) keep STPK reasonably apprised of the status of any such pending Proceeding. STPK shall (x) as promptly as practicable inform the Company in writing the event any Proceeding is brought by any Person other than a Group Company against STPK or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Ancillary Document and (y) keep the Company reasonably apprised of the status of any such pending Proceeding. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties, or covenants contained in this Agreement have been breached.
Section 5.19   Section 280G.   To the extent STPK and the Company agree in good faith that the transactions contemplated by this Agreement constitute a “change in control event” within the meaning of Section 280G of the Code, the Company shall (a) prior to the Closing Date, solicit and use reasonable best efforts to obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who could receive or retain any payment or benefits that could constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that no payments and/or benefits shall be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code) and (b) prior to the Closing Date submit to a Company shareholder vote (along with adequate disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval materials, the Company shall provide drafts of the calculations, form of waiver and shareholder consent (including adequate disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii)) to STPK for its review and comment no later than three (3) days prior to soliciting such waivers and soliciting such approval, and the Company shall consider in good faith any comments

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provided by STPK. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) of the Code as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, the Company shall deliver to STPK evidence that a vote of the Company shareholders was solicited in accordance with the foregoing provisions of this Section 5.19 and that either (i) the requisite number of votes of the Company shareholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be retained or provided.
Section 5.20   Debt Payoff Letters.   The Company shall obtain and deliver prior to Closing customary payoff letters in connection with the Credit Facility Terminations and evidence reasonably satisfactory to STPK that the Credit Facility Terminations shall have occurred or shall occur substantially concurrently with the Closing, together with copies of customary and reasonable documents evidencing the release of liens on collateral securing obligations under the Credit Agreement, Revolving Facility, and Subordinated Term Note (including UCC-3 financing statements and mortgage releases); provided, that in the event the Minimum Cash Condition has not been satisfied at the date the Closing would otherwise be required to occur pursuant to Section 2.1(c) if the Minimum Cash Condition were satisfied and the Company has delivered written notice to STPK of its intention to duly waive the Minimum Cash Condition in accordance with the terms of this Agreement, the Company may elect not to effect one or all of the Credit Facility Terminations (provided that it has obtained the requisite consents, waivers and/or amendments from the lender parties, if any, thereunder for the transactions contemplated by this Agreement and such consents, waivers and/or amendments are in form and substance reasonably acceptable to STPK).
Section 5.21   Company Warrants.   Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts to cause any holder of Company Warrants that has not signed a Warrant Exercise Agreement prior to the date hereof to agree to convert such Company Warrants to Company Common Stock immediately prior to the Closing.
Section 5.22   Lock-Up Agreements.   Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts to cause any Pre-Closing Holder that has not executed a Lock-Up Agreement on or prior to the date hereof to enter into a Lock-Up Agreement with STPK and the Company.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 6.1   Conditions to the Obligations of the Parties.   The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a)   any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement and the Ancillary Documents, and any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement and the Ancillary Documents, shall have expired or been terminated;
(b)   no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Documents shall be in effect, threatened or pending;
(c)   the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop Order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop Order shall have been threatened or initiated by the SEC and remain pending;
(d)   the STPK Class A Shares to be issued pursuant to this Agreement shall be listed on NYSE upon the Closing and shall otherwise satisfy the applicable listing requirements of the NYSE (including with respect to the minimum number of round lot holders);

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(e)   the STPK Shareholder Approval shall have been obtained and remain in full force and effect;
(f)   the Required Company Shareholder Approval shall have been obtained and remain in full force and effect; and
(g)   STPK shall have at least $5,000,001 of net tangible assets following the exercise of STPK Shareholder Redemption in accordance with STPK’s Governing Documents.
Section 6.2   Other Conditions to the Obligations of the STPK Parties.   The obligations of the STPK Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by STPK (on behalf of itself and the other STPK Parties) of the following further conditions:
(a)   (i) each of the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.1(a) or Section 3.2(a)-Section 3.2(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date, (ii) each of the representations and warranties set forth in Section 3.2(a)-Section 3.2(b) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), in all but de minimis respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date, (iii) each of the representations and warranties set forth in Section 3.1(a), Section 3.3 and clause (a) of Section 3.8 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and (iv) each of the other representations and warranties of the Company set forth in Article 3 shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (A) except to the extent that any such representation and warranty is made on and as of an earlier date, in which case the same shall be true and correct in all respects as of such earlier date (subject to, for the avoidance of doubt, clause (B) of this Section 6.2(a)(iv)), and (B) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a Company Material Adverse Effect;
(b)   the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement (including the Company Schedules) and each of the Ancillary Documents at or prior to the Closing;
(c)   since the date of this Agreement, no Company Material Adverse Effect shall have occurred which is continuing and uncured;
(d)   at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to STPK the following documents:
(i)   certificates duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied;
(ii)   applicable good standing certificates (or similar documents applicable for such jurisdictions) for the Company and each of its Subsidiaries certified as of a date no later than fifteen (15) days prior to the Closing Date from the proper Governmental Entity of its jurisdiction of organization;

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(iii)   a copy of the Exchange Agent Agreement, duly executed by the Company and the Exchange Agent; and
(iv)   a copy of the Investor Rights Agreement, duly executed by each of the Pre-Closing Holders party thereto;
(e)   the Senior Preferred Conversion shall have been effected in accordance with the terms of this Agreement and the Written Consent; and
(f)   the Convertible Notes Amendment shall remain in full force and effect.
Section 6.3   Other Conditions to the Obligations of the Company.   The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a)   (i) each of the STPK Fundamental Representations (other than the representations and warranties set forth in Section 4.1, Section 4.7(a) and Section 4.7(d)) shall be true and correct (without giving effect to any limitation as to “materiality” or “STPK Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date, (ii) each of the representations and warranties set forth in Section 4.7(a) and Section 4.7(d) shall be true and correct (without giving effect to any limitation as to “materiality” or “STPK Material Adverse Effect” or any similar limitation set forth therein), in all but de minimis respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date, (iii) each of the representations and warranties set forth in Section 4.1 and Section 4.2 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and (iv) each of the other representations and warranties of STPK set forth in Article 4 shall be true and correct (without giving effect to any limitation as to “materiality” or “STPK Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (A) except to the extent that any such representation and warranty is made on and as of an earlier date, in which case the same shall be true and correct in all respects as of such earlier date (subject to, for the avoidance of doubt, clause (B) of this Section 6.3(a)(iv)), and (B) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a STPK Material Adverse Effect;
(b)   the STPK Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement and each of the Ancillary Documents at or prior to the Closing;
(c)   there shall not have occurred any amendment or modification to the Waiver Agreement, other than as consented to in writing by the Company after the date hereof;
(d)   the Aggregate STPK Transaction Proceeds shall be greater than or equal to $200,000,000 (the “Minimum Cash Condition”); and
(e)   at or prior to the Closing, STPK shall have delivered, or caused to be delivered, the following documents to the Company:
(i)   a certificate duly executed by an authorized officer of STPK, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in each case, in form and substance reasonably satisfactory to the Company;
(ii)   applicable good standing certificates (or similar documents applicable for such jurisdictions) for STPK and Merger Sub, each certified as of a date no later than fifteen (15) days prior to the Closing Date from the proper Governmental Entity of its jurisdiction of organization;

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(iii)   a copy of the Exchange Agent Agreement, duly executed by STPK, the Sponsor and the Exchange Agent;
(iv)   evidence that the Amended and Restated Charter of STPK in the form included in Exhibit J (or with such changes as may be reasonably approved by the Company and STPK) has been filed with the Secretary of State of Delaware; and
(v)   a copy of the Investor Rights Agreement and the Lock-Up Agreement, each duly executed by STPK and the Sponsor.
Section 6.4   Frustration of Conditions.   Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was primarily and directly caused by the failure of such Party or its Affiliates (or with respect to the Company, any Group Company’s) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE 7
TERMINATION
Section 7.1   Termination.   This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a)   by mutual written consent of STPK and the Company;
(b)   by STPK, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement or any Ancillary Document (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to the Company, and (ii) the Termination Date; provided, however, that no STPK Party is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;
(c)   by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any STPK Party has failed to perform any covenant or agreement on the part of such applicable STPK Party set forth in this Agreement or any Ancillary Document (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to STPK and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;
(d)   by either STPK or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to June 3, 2021 (as may be extended by mutual written agreement of STPK and the Company or as otherwise provided herein, the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to STPK if any STPK Party’s breach of any of its covenants or obligations under this Agreement shall have proximately and primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement shall have proximately and primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date; provided, further, that the Termination Date shall be automatically extended for an additional two months to the extent there is any delay to the applicable waiting or review periods, or any extension thereof, by any Governmental Entity or NYSE (including any specific request from any Governmental

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Entity or NYSE to delay filings or for additional time to review the transactions contemplated hereby) that would, or would reasonably be expected to, have the effect of delaying, impeding, hindering or preventing the review of the transactions contemplated hereby and/or issuance of clearance or approval from such Governmental Entity to the extent required to satisfy the condition set forth in Section 6.1(b);
(e)   by either STPK or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Document and such Order or other action shall have become final and nonappealable;
(f)   by either STPK or the Company if the STPK Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, STPK’s shareholders have duly voted, and the STPK Shareholder Approval was not obtained;
(g)   by STPK if the Written Consent is not received by the Company within ten (10) Business Days after the Registration Statement / Proxy Statement is declared effective by the SEC; or
(h)   by STPK if the Company shall have failed to deliver the PCAOB Financials to STPK within sixty (60) Business Days of the execution of this Agreement; provided, that STPK shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) after the filing of the preliminary Registration Statement / Proxy Statement with the SEC.
Section 7.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain a valid and binding obligation of the Parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any liability on the part of any Party for (i) a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or (ii) Fraud.
ARTICLE 8
MISCELLANEOUS
Section 8.1   Survival.   None of the representations, warranties, covenants and agreements set forth in this Agreement shall survive the Closing, except for those covenants and agreements set forth in this Agreement that by their respective terms contemplate performance after the Closing and except for the representations and warranties set forth in Section 3.24, Section 3.25, Section 4.18 and Section 4.19.
Section 8.2   Entire Agreement; Assignment.   This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of STPK (prior to the Closing) or the Sponsor (after the Closing), on the one hand, and the Company, on the other hand. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.
Section 8.3   Amendment.   This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of STPK (prior to the Closing) or the Sponsor (after the Closing), on the one hand, and the Company, on the other hand. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Section 8.4   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

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(a)   If to any STPK Party, prior to the Closing, or the Sponsor, to:
c/o Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, IL 60201
Attention:
Tyson Taylor

E-mail:
info@starpeakcorp.com

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main St.
Houston, TX 77019
Attention:
William J. Benitez, P.C.
Matthew R. Pacey, P.C.
David Thompson

E-mail:
william.benitez@kirkland.com
matthew.pacey@kirkland.com
david.thompson@kirkland.com

(b)   If to the Company, to:
Stem, Inc.
100 Rollins Road
Millbrae, CA 94030
Attention:
William Bush

E-mail:
bill.bush@stem.com

with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Attention:
John Gaffney
Evan D’Amico

Email:
JGaffney@gibsondunn.com
EDAmico@gibsondun.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5   Governing Law.   This Agreement and all related Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.
Section 8.6   Fees and Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of a Party’s Representatives, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Company Expenses and STPK shall pay, or cause to be paid, all STPK Transaction Expenses, and (b) if the Closing occurs, then STPK shall pay, or cause to be paid, all Company Expenses and all STPK Transaction Expenses.
Section 8.7   Construction; Interpretation.   The term “this Agreement” means this Agreement and Plan of Merger together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be

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construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to STPK, any documents or other materials posted to the electronic data room located at https://stem.firmex.com under the project name “Project Centurion” as of 5:00 p.m., Central Time, at least one (1) Business Day prior to the date hereof; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time; (m) whenever the words “in the ordinary course of business”, “in the ordinary course” or words of similar import are used in this Agreement, they shall be deemed to be followed by the words “consistent with its past practice” and shall be construed to mean in the ordinary and usual course of normal day-to-day operations of the business of such Person consistent with its past practice; and (n) all references to any Contract (except for any such references in the Schedules) are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
Section 8.8   Exhibits and Schedules.   All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections set forth in this Agreement. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. The specification of any dollar amount in the representations, warranties or covenants set forth in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material or are within or outside of the ordinary course of business or consistent with past practice, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. The information contained in this Agreement, in the Company Schedules or STPK Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of contract.
Section 8.9   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) from and after the Effective Time, the provisions of Article 2 (which shall be for the benefit of the Pre-Closing Holders to the extent necessary for such holders to receive the Total Merger Consideration due to such holders thereunder pursuant to the Allocation Schedule), (b) the provisions of Section 5.5 (which shall be for the benefit of the D&O Persons), (c) Section 8.13

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(which shall be for the benefit of all Nonparty Affiliates), the provisions of Section 8.18 (which shall be for the benefit of Gibson Dunn and WSGR) and (d) the last sentence of this Section 8.9. Notwithstanding the foregoing, the Sponsor shall be an express third-party beneficiary of Section 2.2(e), Section 2.2(f), Section 5.4, Section 5.17, Section 7.2, Section 8.2, Section 8.3, Section 8.4, this Section 8.9 and Section 8.13, Section 8.14 and Section 8.19.
Section 8.10   Severability.   Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11   Counterparts; Electronic Signatures.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Documents shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.
Section 8.12   Knowledge of Company; Knowledge of STPK.   For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Schedules, assuming reasonable due inquiry and investigation. For all purposes of this Agreement, the phrase “to STPK’s knowledge” and “to the knowledge of STPK” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the STPK Schedules, assuming reasonable due inquiry and investigation. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Schedules or Section 8.12(b) of the STPK Schedules shall have any personal liability or obligations regarding such knowledge.
Section 8.13   No Recourse.   All Proceedings, liabilities and causes of action (whether in contract or in tort, in Law or in equity or granted by statute) that may be based upon, be in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in this Agreement), may be made against only (and such representations and warranties are those solely of) the Persons that are expressly identified herein as Parties and their respective successors and permitted assigns. No Person who is not a Party, including any current, former or future director, officer, founder, employee, consultant, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative, successor or assignee of, and any financial advisor to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative, successor or assignee of, and any financial advisor to, any of the foregoing, and in the case of STPK, the Sponsor (or any successor or assignee thereof) (each in their capacity as such, a “Nonparty Affiliate”), shall have any liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any Proceedings, liabilities or causes of action arising under, out or by reason of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Party hereby waives and releases all such Proceedings, liabilities and causes of action against any such Nonparty Affiliates.

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Section 8.14   Extension; Waiver.   The Company may, prior to the Closing, (a) extend the time for the performance of any of the obligations or other acts of any STPK Party set forth herein, (b) waive any inaccuracies in the representations and warranties of any STPK Party set forth herein, or (c) waive compliance by any STPK Party with any of the agreements or conditions set forth herein. STPK may (prior to the Closing) and the Sponsor may (after the Closing) (in either case, on behalf of itself, and any other STPK Party) (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Pre-Closing Holder or the Company set forth herein, or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any Party or the Sponsor to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Person. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party or the Sponsor to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15   Waiver of Jury Trial.   THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN RESPECT OF ANY ACTION AGAINST ANY FINANCING SOURCE (IF ANY), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
Section 8.16   Jurisdiction.   Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 8.16.
Section 8.17   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement

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in each case without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.
Section 8.18   Legal Representation.   STPK hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Gibson, Dunn & Crutcher LLP (or any successor) (“Gibson Dunn”) and Wilson, Sonsini, Goodrich & Rosati, LLP (or any successor) (“WSGR”) may represent the Pre-Closing Holders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Stem Group”), in each case, in connection with any Proceeding or obligation arising out of or relating to this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Group Companies or other Waiving Parties, and each of STPK and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. STPK and the Company acknowledge that the foregoing provision applies whether or not Gibson Dunn or WSGR provides legal services to any Group Companies after the Closing Date. Each of STPK and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any Group Company or any member of the Stem Group and its counsel, including Gibson Dunn or WSGR, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Stem Group (the “Privileged Communications”), without any waiver thereof. STPK and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Proceeding against or involving any of the Parties after the Closing, and STPK and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).
Section 8.19   Trust Account Waiver.   Reference is made to the final prospectus of STPK, dated as of August 17, 2020, filed with the SEC (File No. 333-240267) on August 19, 2020 (the “Prospectus”). The Company acknowledge and agree and understand that STPK has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of STPK’s public shareholders (including overallotment shares acquired by STPK’s underwriters, the “Public Shareholders”), and STPK may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of STPK entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, none of the Company, any Pre-Closing Holder, or any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distribution therefrom to Public Shareholders or otherwise occurring prior to the Closing in accordance with the terms of the Trust Agreement (“Public Distributions”), or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company on his, her or its own behalf and on behalf of his, her or its respective Representatives hereby irrevocably waives any Trust Account Released Claims that such Person and his, her or its respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with STPK or its

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Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with STPK or its Affiliates); provided, however, that STPK acknowledges and agrees that the foregoing shall not limit or prohibit any claims that the Company may have in the future pursuant to this Agreement or any Ancillary Document or related to the transactions contemplated hereby against STPK’s assets or funds that are not held in the Trust Account, including funds that have been released from the Trust Account to STPK upon the consummation of an initial business combination by STPK, and for the avoidance of doubt not including funds released to the Public Shareholders in respect of redemptions or to STPK’s underwriters for payment of their deferred discount from the IPO.
* * * * *

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement and Plan of Merger to be duly executed on its behalf as of the day and year first above written.
STAR PEAK ENERGY TRANSITION CORP.
By:

Name:
Eric Scheyer

Title:
Chief Executive Officer

STPK MERGER SUB CORP.
By:

Name:
Eric Scheyer

Title:
Chief Executive Officer

Signature page to Agreement and Plan of Merger

STEM, INC.
By:

Name:
Bill Bush

Title:
Chief Financial Officer

Signature page to Agreement and Plan of Merger

EXHIBIT A
FORM OF SUPPORT AGREEMENT
(see attached)
Exhibit A to Agreement and Plan of Merger

EXHIBIT B
FORM OF LOCK-UP AGREEMENT
(see attached)
Exhibit B to Agreement and Plan of Merger

EXHIBIT C
FORM OF INVESTOR RIGHTS AGREEMENT
(see attached)
Exhibit C to Agreement and Plan of Merger

EXHIBIT D
FORM OF WRITTEN CONSENT — PRE-CLOSING HOLDERS
(see attached)
Exhibit D to Agreement and Plan of Merger

EXHIBIT E
FORM OF WARRANT EXERCISE AGREEMENTS
(see attached)
Exhibit E to Agreement and Plan of Merger

EXHIBIT F
FORM OF LETTER OF TRANSMITTAL
(see attached)
Exhibit F to Agreement and Plan of Merger

EXHIBIT G
FORM OF CERTIFICATE OF MERGER
(see attached)
Exhibit G to Agreement and Plan of Merger

EXHIBIT H
EXECUTED SUBSCRIPTION AGREEMENTS
(see attached)
Exhibit H to Agreement and Plan of Merger

EXHIBIT I
FORM OF NEW INCENTIVE PLAN
(see attached)
Exhibit I to Agreement and Plan of Merger

EXHIBIT J
FORM OF GOVERNING DOCUMENTS OF STPK
(see attached)
Exhibit J to Agreement and Plan of Merger

Annex B
FORM OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
[STEM, INC.]
(a Delaware corporation)
[Stem, Inc.], a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1.
The name of the Corporation is “Star Peak Energy Transition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 29, 2018 under the name Roaring Fork Acquisition Corp.. An amendment was filed with the Secretary of State of the State of Delaware on November 15, 2018 changing the name to Star Peak Energy Acquisition Corp. An amendment was filed with the Secretary of State of the State of Delaware on July 13, 2020 changing the name to Star Peak Energy Transition Corp.

2.
This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) amends, restates and integrates provisions of the Amended and Restated Certificate of Incorporation that was filed with the Secretary of State of the State of Delaware on August 18, 2020 (the “Amended and Restated Certificate”) and was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

3.
The text of the Amended and Restated Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.

ARTICLE I
NAME
The name of the Corporation is [Stem, Inc.].
ARTICLE II
AGENT
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of the Corporation’s registered agent at such address is Corporation Trust Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
STOCK
Section 4.1   Authorized Stock.   The total number of shares that the Corporation shall have authority to issue is [501,000,000] shares, of which [500,000,000] shares shall be designated as common stock, par value $0.0001 per share (the “Common Stock”), and [1,000,000] shares shall be designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Section 4.2   Common Stock.
(a)   Voting Rights.   Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock (each hereinafter referred to as a “Preferred Stock Designation”), that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation).
(b)   Dividends.   Subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive any dividends to the extent permitted by law when, as and if declared by the board of directors of the Corporation (the “Board”).
(c)   Liquidation.   Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.
Section 4.3   Preferred Stock.   The Preferred Stock may be issued from time to time in one or more series. Subject to limitations prescribed by law and the provisions of this Article (including any Preferred Stock Designation), the Board is hereby authorized to provide by resolution and by causing the filing of a Preferred Stock Designation for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series.
Section 4.4   No Class Vote on Changes in Authorized Number of Shares of Stock.   Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Number.   The number of directors of the Corporation shall be fixed solely by resolution adopted from time to time by the Board by a majority of the directors then in office.
Section 5.2   Classification.
(a)   Except as may be otherwise provided with respect to directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation) (the “Preferred Stock Directors”), the Board shall be divided into three classes designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the initial effectiveness of this Second Amended and Restated Certificate; Class II directors shall initially serve until the second annual meeting of stockholders following the initial effectiveness of this this Second Amended and Restated Certificate; and Class III directors shall initially serve until the third annual meeting of stockholders following the initial effectiveness of this this Second Amended and Restated Certificate. Commencing with the first annual meeting of stockholders following the initial effectiveness of this Second Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at such annual meeting shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III, with such assignment becoming effective as of the initial effectiveness of this Second Amended and Restated Certificate.
(b)   Subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a

Annex B-2

majority of the remaining directors then in office, even though less than a quorum of the Board, or by the sole remaining director. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.
(c)   Any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon.
(d)   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such Preferred Stock Director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.
Section 5.3   Powers.   Except as otherwise required by the DGCL or as provided in this Certificate of Incorporation (including any Preferred Stock Designation), the business and affairs of the Corporation shall be managed by or under the direction of the Board.
Section 5.4   Election; Notice of Nominations and Business.
(a)   Ballot Not Required.   The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation (the “Bylaws”) so provide.
(b)   Notice.   Advance notice of nominations for the election of directors, and of business other than nominations, to be proposed by stockholders for consideration at a meeting of stockholders of the Corporation shall be given in the manner and to the extent provided in or contemplated by the Bylaws.
(c)   Annual Meeting.   The annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board shall fix.
ARTICLE VI
STOCKHOLDER ACTION
Section 6.1   No Action Without Meeting.   Except as otherwise provided for or fixed with respect to actions required or permitted to be taken solely by holders of Preferred Stock pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), no action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent of stockholders in lieu of a meeting of stockholders.
Section 6.2   Special Meetings.   Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), a

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special meeting of the stockholders of the Corporation may be called at any time only by the Board. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board.
ARTICLE VII
EXISTENCE
The Corporation shall have perpetual existence.
ARTICLE VIII
AMENDMENT
Section 8.1   Amendment of Certificate of Incorporation.   The Corporation reserves the right, at any time and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any Preferred Stock Designation), and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by the laws of the State of Delaware. All powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) in its present form or as hereafter amended are granted subject to this reservation; provided, however, that, except as otherwise provided in this Certificate of Incorporation (including any provision of a Preferred Stock Designation that provides for a greater or lesser vote) and in addition to any other vote required by law, the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Section 5.2 of Article V, Article VI, Article VIII, Article IX, Article X or Article XI.
Section 8.2   Amendment of Bylaws.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, but subject to the terms of any series of Preferred Stock then outstanding, the Board is expressly authorized to adopt, amend or repeal the Bylaws. Except as otherwise provided in this Certificate of Incorporation (including the terms of any Preferred Stock Designation that require an additional vote) or the Bylaws, and in addition to any requirements of law, the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws.
ARTICLE IX
LIABILITY OF DIRECTORS
Section 9.1   No Personal Liability.   To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.
Section 9.2 Indemnification and Advancement of Expenses.
(a)   To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses

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(including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 9.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 9.2 shall be contractual rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 9.2(a). except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 9.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate as it may be further amended from time to time, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 9.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 9.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 9.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
Section 9.3   Amendment or Repeal.   Any amendment, repeal or elimination of this Article IX, or the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article IX, shall not affect its application with respect to an act or omission by a director occurring before such amendment, adoption, repeal or elimination.
ARTICLE X
CORPORATE OPPORTUNITY
Section 10.1   Corporate Opportunities.   To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (a) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (b) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
Section 10.2   Amendments.   Neither the alteration, amendment, addition to or repeal of this Article X, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such alteration, amendment, addition,

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repeal or adoption. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the Bylaws or applicable law.
ARTICLE XI
FORUM FOR ADJUDICATION OF DISPUTES
Section 11.1   Forum.   Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt: (y) this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. For purposes of this Article, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.
Section 11.2   Enforceability.   If any provision of this Article shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article (including, without limitation, each portion of any sentence of this Article containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable), and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Annex B-6

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [                 ], 2021.
By:
Name: Title:
[Signature Page — Second Amended and Restated Certificate of Incorporation]

Annex C
FORM OF
SECOND AMENDED AND RESTATED BYLAWS
OF
[STEM, INC.]
(a Delaware corporation)
ARTICLE I
CORPORATE OFFICES
Section 1.1   Registered Office.   The registered office of [Stem, Inc.] (the “Corporation”) shall be fixed in the Certificate of Incorporation of the Corporation.
Section 1.2   Other Offices.   The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as otherwise required by law, at such other place or places, either within or without the State of Delaware, as the Corporation may from time to time determine or the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
Section 2.1    Annual Meeting.    The annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.
Section 2.2    Special Meeting.    Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock (each hereinafter referred to as a “Preferred Stock Designation”), a special meeting of the stockholders of the Corporation may be called at any time only by the Board of Directors. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors.
Section 2.3    Notice of Stockholders’ Meetings.
(a)   Whenever stockholders are required or permitted to take any action at a meeting, notice of the place, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting), the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, if the meeting is to be held solely by means of remote communications, the means for accessing the list of stockholders contemplated by Section 2.5 of these Bylaws, shall be given. The notice shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.
(b)   Except as otherwise required by law, notice may be given in writing directed to a stockholder’s mailing address as it appears on the records of the Corporation and shall be given: (i) if mailed, when notice is deposited in the U.S. mail, postage prepaid; and (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address.

(c)   So long as the Corporation is subject to the Securities and Exchange Commission’s proxy rules set forth in Regulation 14A under the Securities Exchange Act of 1934 (the “Exchange Act”), notice shall be given in the manner required by such rules. To the extent permitted by such rules, notice may be given by electronic transmission directed to the stockholder’s electronic mail address, and if so given, shall be given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the General Corporation Law of the State of Delaware (the “DGCL”). If notice is given by electronic mail, such notice shall comply with the applicable provisions of Sections 232(a) and 232(d) of the DGCL.
(d)   Notice may be given by other forms of electronic transmission with the consent of a stockholder in the manner permitted by Section 232(b) of the DGCL, and shall be deemed given as provided therein.
(e)   An affidavit that notice has been given, executed by the Secretary of the Corporation, Assistant Secretary or any transfer agent or other agent of the Corporation, shall be prima facie evidence of the facts stated in the notice in the absence of fraud. Notice shall be deemed to have been given to all stockholders who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Exchange Act and Section 233 of the DGCL.
(f)   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 7.6(a), and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Section 2.4    Organization.
(a)   Unless otherwise determined by the Board of Directors, meetings of stockholders shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Chief Executive Officer or, in his or her absence, by another person designated by the Board of Directors. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.
(b)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders shall vote at a meeting of stockholders shall be announced at the meeting. The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the authority to adopt and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of the chairman, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders, whether adopted by the Board of Directors or by the chairman of the meeting, may include, without limitation, establishing: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); and (vii) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting. Subject to any rules and regulations adopted by the Board of Directors,

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the chairman of the meeting may convene and, for any or no reason, from time to time, adjourn and/or recess any meeting of stockholders pursuant to Section 2.7. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power to declare that a nomination or other business was not properly brought before the meeting if the facts warrant (including if a determination is made, pursuant to Section 2.10(c)(i) of these Bylaws, that a nomination or other business was not made or proposed, as the case may be, in accordance with Section 2.10 of these Bylaws), and if such chairman should so declare, such nomination shall be disregarded or such other business shall not be transacted.
Section 2.5    List of Stockholders.    The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date. Such list shall be arranged in alphabetical order and shall show the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 2.5 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting; or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise required by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.
Section 2.6    Quorum.    Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws, at any meeting of stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of stockholders, then the chairman of the meeting, or a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn or recess the meeting from time to time in accordance with Section 2.7, until a quorum is present or represented. Subject to applicable law, if a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment or recess may be transacted.
Section 2.7    Adjourned or Recessed Meeting.    Any annual or special meeting of stockholders, whether or not a quorum is present, may be adjourned or recessed for any or no reason from time to time by the chairman of the meeting, subject to any rules and regulations adopted by the Board of Directors pursuant to Section 2.4(b). Any such meeting may be adjourned for any or no reason (and may be recessed if a quorum is not present or represented) from time to time by a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon. At any such adjourned or recessed meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called.

Annex C-3

Section 2.8    Voting.
(a)   Except as otherwise required by law or the Certificate of Incorporation (including any Preferred Stock Designation), each holder of stock of the Corporation entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of such stock held of record by such holder that has voting power upon the subject matter in question.
(b)   Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation), these Bylaws or any law, rule or regulation applicable to the Corporation or its securities, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be authorized by the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by a class or series or classes or series is required, if a quorum of such class or series or classes or series is present, such act shall be authorized by the affirmative vote of at least a majority of the voting power of the stock of such class or series or classes or series present in person or represented by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.
Section 2.9    Proxies.    Every stockholder entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more persons authorized to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or an executed new proxy bearing a later date.
Section 2.10    Notice of Stockholder Business and Nominations.
(a)   Annual Meeting.
(i)   Nominations of persons for election to the Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto); (B) by or at the direction of the Board of Directors (or any authorized committee thereof); (C) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(a) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10(a); or (D) pursuant to and in accordance with that certain Investor Rights Agreement, dated as of [•] (“Investor Rights Agreement”), by and among the Corporation and certain stockholders of the Corporation. For the avoidance of doubt, the foregoing clause (C) shall be the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders (other than a proposal included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act).
(ii)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.10(c)(ii) below) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting

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or the 10th day following the date on which public announcement (as defined in Section 2.10(c)(ii) below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. For purposes of this Section 2.10, the 2020 annual meeting of stockholders shall be deemed to have been held on [ ], 2020. Such stockholder’s notice shall set forth:
(A)   as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (2) such person’s written consent to serving as a director, if elected, for the full term for which such person is standing for election; provided, however, that, in addition to the information required in the stockholder’s notice pursuant to this Section 2.10(a)(ii)(A), such person shall also provide the Corporation such other information that the Corporation may reasonably request and that is necessary to permit the Corporation to determine the eligibility of such person to serve as a director of the Corporation, including information relevant to a determination whether such person can be considered an independent director;
(B)   as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made;
(C)   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed:
(1)   the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner;
(2)   the class or series and number of shares of stock of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting; and
(3)   a representation that the stockholder (or a qualified representative of the stockholder) intends to appear at the meeting to make such nomination or propose such business;
(D)   as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):
(1)   the class or series and number of shares of stock of the Corporation which are beneficially owned (as defined in Section 2.10(c)(ii) below) by such stockholder or

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beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any control person as of the record date for the meeting;
(2)   a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or control person and any other person, including, without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting;
(3)   a description of any agreement, arrangement or understanding (including, without limitation, any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation’s stock, or maintain, increase or decrease the voting power of the stockholder, beneficial owner or control person with respect to securities of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting; and
(4)   a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so, the name of each participant in such solicitation (as defined in Item 4 of Schedule 14A under the Exchange Act) and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of shares representing at least 50% of the voting power of the stock entitled to vote generally in the election of directors in the case of a nomination, or holders of at least the percentage of the Corporation’s stock required to approve or adopt the business to be proposed in the case of other business.
(iii)   Notwithstanding anything in Section 2.10(a)(ii) above or Section 2.10(b) below to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder’s notice required by this Section 2.10 shall set forth a representation that the stockholder will notify the Corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under clauses (ii)(C)(2) and (ii)(D)(1)-(3) of this Section 2.10(a), and such information when provided to the Corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting.
(iv)   This Section 2.10(a) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.
(v)   Notwithstanding anything in this Section 2.10(a) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 10 days

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prior to the last day a stockholder may deliver a notice in accordance with Section 2.10(a)(ii) above, a stockholder’s notice required by this Section 2.10(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.
(b)   Special Meeting.   Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting: (i) by or at the direction of the Board of Directors (or any authorized committee thereof); or (ii) provided that one or more directors are to be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(b) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who delivers notice thereof in writing setting forth the information required by Section 2.10(a) above. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the notice required by this Section 2.10(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(c)   General.
(i)   Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 2.10 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10. Except as otherwise required by law, each of the Chairman of the Board of Directors or the chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.10 (including whether a stockholder or beneficial owner solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with such stockholder’s representation as required by clause (a)(ii)(D)(4) of this Section 2.10). If any proposed nomination or other business is not in compliance with this Section 2.10, then except as otherwise required by law, the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, or otherwise determined by the Chairman of the Board of Directors or the chairman of the meeting, if the stockholder does not provide the information required under clauses (a)(ii)(C)(2) and (a)(ii)(D)(1)-(3) of this Section 2.10 to the Corporation within the time frames specified herein, any such nomination shall be disregarded and any such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, or otherwise determined by the Chairman of the Board of Directors or the chairman of the meeting, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business (whether pursuant to the requirements of these Bylaws or in accordance with Rule 14a-8 under the Exchange Act), such

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nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a qualified representative of a stockholder pursuant to the preceding sentence, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting (and in any event not fewer than five days before the meeting) stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.
(ii)   For purposes of this Section 2.10, the “close of business” shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of clause (a)(ii)(D)(1) of this Section 2.10, shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both); (B) the right to vote such shares, alone or in concert with others; and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.
(iii)   Nothing in this Section 2.10 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation (including any Preferred Stock Designation).
Section 2.11    No Action by Written Consent.
Except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), no action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent of stockholders in lieu of a meeting of stockholders.
Section 2.12    Inspectors of Election.   Before any meeting of stockholders, the Corporation may, and shall if required by law, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Inspectors may be employees of the Corporation. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Inspectors need not be stockholders. No director or nominee for the office of director at an election shall be appointed as an inspector at such election.
Such inspectors shall:
(a)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots;
(b)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors;
(c)   count and tabulate all votes and ballots; and
(d)   certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.
Section 2.13    Meetings by Remote Communications.    The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized

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by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that: (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
Section 2.14    Delivery to the Corporation.    Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Corporation shall not be required to accept delivery of such document or information unless the document or information is in writing exclusively (and not in an electronic transmission) and delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested.
ARTICLE III
DIRECTORS
Section 3.1    Powers.    Except as otherwise required by the DGCL or as provided in the Certificate of Incorporation (including any Preferred Stock Designation) or the Investor Rights Agreement, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation (including any Preferred Stock Designation), these Bylaws or the Investor Rights Agreement required to be exercised or done by the stockholders.
Section 3.2    Number and Election.    Subject to the Investor Rights Agreement, the number of directors of the Corporation shall be fixed solely by resolution adopted from time to time by a majority of the directors then in office. The directors shall hold office in the manner provided in the Certificate of Incorporation and the Investor Rights Agreement. At any meeting of stockholders at which directors are to be elected, directors shall be elected by a plurality of the votes cast. Directors need not be stockholders unless so required by the Certificate of Incorporation (including any Preferred Stock Designation), these Bylaws or the Investor Rights Agreement, wherein other qualifications for directors may be prescribed.
Section 3.3    Vacancies and Newly Created Directorships.    Subject to the rights of the holders of any outstanding series of Preferred Stock and terms of the Investor Rights Agreement, and unless otherwise required by law newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.
Section 3.4    Resignations and Removal.
(a)   Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect upon delivery, unless the resignation specifies a later effective date or time or an effective date or time determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

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(b)   Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon.
Section 3.5    Regular Meetings.    Regular meetings of the Board of Directors shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.
Section 3.6    Special Meetings.    Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place, within or without the State of Delaware, date and time of such meetings. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five days before the day on which such meeting is to be held, or shall be sent to such director by electronic transmission, or be delivered personally or by telephone, in each case at least 24 hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.
Section 3.7    Participation in Meetings by Conference Telephone.    Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.
Section 3.8    Quorum and Voting.    Except as otherwise required by law, the Certificate of Incorporation, these Bylaws or the Investor Rights Agreement, a majority of the total number of directors then authorized shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be the act of the Board of Directors. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.
Section 3.9    Board of Directors Action by Written Consent Without a Meeting.    Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or the Investor Rights Agreement, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting, provided that all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission to such action. After an action is taken, the consent or consents relating thereto shall be filed with the minutes or proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action shall be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.
Section 3.10    Chairman of the Board.    The Chairman of the Board shall preside at meetings of stockholders (unless otherwise determined by the Board of Directors) and at meetings of directors and shall perform such other duties as the Board of Directors may from time to time determine. If the Chairman of the Board is not present at a meeting of the Board of Directors, another director chosen by the Board of Directors shall preside.
Section 3.11    Rules and Regulations.    The Board of Directors may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board of Directors shall deem proper.

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Section 3.12    Fees and Compensation of Directors.    Unless otherwise restricted by the Certificate of Incorporation, directors may receive such compensation, if any, for their services on the Board of Directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors.
Section 3.13   Emergency Bylaws.    This Section 3.13 shall be operative during any emergency condition as contemplated by Section 110 of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in these Bylaws, the Certificate of Incorporation or the DGCL. In the event of any Emergency, or other similar emergency condition, the director or directors in attendance at a meeting of the Board of Directors or a standing committee thereof shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board of Directors as they shall deem necessary and appropriate. Except as the Board may otherwise determine, during any Emergency, the Corporation and its directors and officers, may exercise any authority and take any action or measure contemplated by Section 110 of the DGCL.
ARTICLE IV
COMMITTEES
Section 4.1    Committees of the Board of Directors.    Subject to the Investor Rights Agreement, (a) the Board of Directors may designate one or more committees, each such committee to consist of one or more of the directors of the Corporation; (b) the Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee; (c) in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member; and (d) any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval; or (ii) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.
Section 4.2    Meetings and Action of Committees.    Unless the Board of Directors provides otherwise by resolution, any committee of the Board of Directors may adopt, alter and repeal such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation, these Bylaws or the Investor Rights Agreement for the conduct of its meetings as such committee may deem proper. A majority of the directors then serving on a committee shall constitute a quorum for the transaction of business by the committee except as otherwise required by law, the Certificate of Incorporation, these Bylaws and the Investor Rights Agreement, and except as otherwise provided in a resolution of the Board of Directors; provided, however, that in no case shall a quorum be less than one-third of the directors then serving on the committee. Unless the Certificate of Incorporation, these Bylaws, the Investor Rights Agreement or a resolution of the Board of Directors requires a greater number, the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee.
ARTICLE V
OFFICERS
Section 5.1    Officers.    The officers of the Corporation shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary, a Treasurer, a Controller and such other officers as the Board of Directors may from time to time determine, each of whom shall be elected by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be elected by the Board of Directors and shall hold office for such term as

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may be prescribed by the Board of Directors and until such person’s successor shall have been duly elected and qualified, or until such person’s earlier death, disqualification, resignation or removal. Any number of offices may be held by the same person; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate of Incorporation or these Bylaws to be executed, acknowledged or verified by two or more officers. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.
Section 5.2    Compensation.    The salaries of the officers of the Corporation and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors or by a duly authorized officer and may be altered by the Board of Directors from time to time as it deems appropriate, subject to the rights, if any, of such officers under any contract of employment.
Section 5.3   Removal, Resignation and Vacancies.    Any officer of the Corporation may be removed, with or without cause, by the Board of Directors or by a duly authorized officer, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office of the Corporation, the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly elected and qualified.
Section 5.4    Chief Executive Officer.    The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board of Directors. Unless otherwise provided in these Bylaws or determined by the Board of Directors, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board of Directors, preside at meetings of the stockholders.
Section 5.5    Chief Financial Officer.    The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors or the Chief Executive Officer may from time to time determine.
Section 5.6    Treasurer.    The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time determine.
Section 5.7    Controller.    The Controller shall have responsibility for the Corporation’s accounting policies and practices. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time determine.
Section 5.8    Secretary.    The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of stock of the Corporation and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of

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Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors or the Chief Executive Officer may from time to time determine.
Section 5.9    Additional Matters.    The Chief Executive Officer and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board of Directors.
Section 5.10    Checks; Drafts; Evidences of Indebtedness.    From time to time, the Board of Directors shall determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority, to sign or endorse all checks, drafts, other orders for payment of money and notes, bonds, debentures or other evidences of indebtedness that are issued in the name of or payable by the Corporation, and only the persons so authorized shall sign or endorse such instruments.
Section 5.11    Corporate Contracts and Instruments; How Executed.    Except as otherwise provided in these Bylaws, the Board of Directors may determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized, or within the power incident to a person’s office or other position with the Corporation, no person shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
Section 5.12    Signature Authority.    Unless otherwise determined by the Board of Directors or otherwise provided by law or these Bylaws, contracts, evidences of indebtedness and other instruments or documents of the Corporation may be executed, signed or endorsed: (i) by the Chief Executive; or (ii) by the Chief Financial Officer, Treasurer, Secretary or Controller, in each case only with regard to such instruments or documents that pertain to or relate to such person’s duties or business functions.
Section 5.13   Action with Respect to Securities of Other Corporations or Entities.    The Chief Executive Officer or any other officer of the Corporation authorized by the Board of Directors or the Chief Executive Officer is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares or other equity interests of any other corporation or entity or corporations or entities, standing in the name of the Corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.
Section 5.14    Delegation.    The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding the foregoing provisions of this Article V.
ARTICLE VI
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES
Section 6.1    Right to Indemnification.    Each person who was or is a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, judicial, administrative or legislative hearing, or any other threatened, pending or completed proceeding, whether brought by or in the right of the Corporation or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer (which means, for purposes of this Article VI, any individual designated by the Board of Directors as an officer for purposes of Section 16 of the Exchange Act) of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee, agent, trustee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended,

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against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement by or on behalf of the indemnitee) actually and reasonably incurred by such indemnitee in connection therewith, all on the terms and conditions set forth in these Bylaws; provided, however, that, except as otherwise required by law or provided in Section 6.3 with respect to suits to enforce rights under this Article VI, the Corporation shall indemnify any such indemnitee in connection with a proceeding, or part thereof, voluntarily initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by: (i) such indemnitee; or (ii) the Corporation in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized or ratified by the Board of Directors or the Board of Directors otherwise determines that indemnification or advancement of expenses is appropriate.
Section 6.2    Right to Advancement of Expenses.
(a)   In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall, to the fullest extent permitted by law, also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.
(b)   Notwithstanding the foregoing Section 6.2(a), the Corporation shall not make or continue to make advancements of expenses to an indemnitee if a determination is reasonably made that the facts known at the time such determination is made demonstrate clearly and convincingly that the indemnitee acted in bad faith or in a manner that the indemnitee did not reasonably believe to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that the indemnitee had reasonable cause to believe his or her conduct was unlawful. Such determination shall be made: (i) by the Board of Directors by a majority vote of directors who are not parties to such proceeding, whether or not such majority constitutes a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum; or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee.
Section 6.3    Right of Indemnitee to Bring Suit.    If a request for indemnification under Section 6.1 is not paid in full by the Corporation within 60 days, or if a request for an advancement of expenses under Section 6.2 is not paid in full by the Corporation within 20 days, after a written request has been received by the Secretary of the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought

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by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise shall be on the Corporation.
Section 6.4    Non-Exclusivity of Rights.    The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.
Section 6.5    Insurance.    The Corporation may secure and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 6.6    Indemnification of Employees and Agents of the Corporation.    This Article VI shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than indemnitees. Without limiting the foregoing, the Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of indemnitees under this Article VI.
Section 6.7    Nature of Rights.    The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.
Section 6.8    Settlement of Claims.    Notwithstanding anything in this Article VI to the contrary, the Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld.
Section 6.9    Subrogation.    In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee (excluding insurance obtained on the indemnitee’s own behalf), and the indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.
Section 6.10    Severability.    If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest extent set forth in this Article VI.

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ARTICLE VII
CAPITAL STOCK
Section 7.1    Certificates of Stock.    The shares of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, without limitation, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Controller, the Secretary, or an Assistant Treasurer or Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.
Section 7.2    Special Designation on Certificates.    If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 7.2 or Sections 151, 156, 202(a) or 218(a) of the DGCL or with respect to this Section 7.2 and Section 151 of the DGCL a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.
Section 7.3    Transfers of Stock.    Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. Transfers may also be made in any manner authorized by the Corporation (or its authorized transfer agent) and permitted by Section 224 of the DGCL.
Section 7.4    Lost Certificates.    The Corporation may issue a new share certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or the owner’s legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.
Section 7.5    Registered Stockholders.    The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such

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owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 7.6    Record Date for Determining Stockholders.
(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjourned meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjourned meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
Section 7.7    Regulations.    To the extent permitted by applicable law, the Board of Directors may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation.
Section 7.8    Waiver of Notice.    Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the Board of Directors or a committee of the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.
ARTICLE VIII
GENERAL MATTERS
Section 8.1    Fiscal Year.    The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or shall extend for such other 12 consecutive months as the Board of Directors may designate.
Section 8.2    Corporate Seal.    The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary of the Corporation. If and

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when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.
Section 8.3    Reliance Upon Books, Reports and Records.    Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
Section 8.4    Subject to Law; Certificate of Incorporation; Investor Rights Agreement.    All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation (including any Preferred Stock Designation), applicable law and the Investor Rights Agreement.
Section 8.5    Electronic Signatures, etc.    Except as otherwise required by the Certificate of Incorporation (including as otherwise required by any Preferred Stock Designation) or these Bylaws (including, without limitation, as otherwise required by Section 2.14), any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms “electronic mail,” “electronic mail address,” “electronic signature” and “electronic transmission” as used herein shall have the meanings ascribed thereto in the DGCL.
ARTICLE IX
AMENDMENTS
Section 9.1    Amendments.    In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal these Bylaws. Except as otherwise provided in the Certificate of Incorporation (including the terms of any Preferred Stock Designation that provides for a greater or lesser vote) these Bylaws or the Investor Rights Agreement and in addition to any other vote required by law, the affirmative vote of at least 66 2∕3% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of these Bylaws.
The foregoing Second Amended and Restated Bylaws were adopted by the Board of Directors on [•], 2021.

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Annex D
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
Appraisal Rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of

Annex D-2

the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the

Annex D-3

class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1.0 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

Annex D-4

(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D-5

Annex E
[STEM, INC. (f/k/a STAR PEAK ENERGY TRANSITION CORP.)]
2020 EQUITY INCENTIVE PLAN
EFFECTIVE DATE: [                 ]
1.
GENERAL.

(a)   Purpose.   This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of the Common Stock.
(b)   Eligible Award Recipients.   Employees, Directors and Consultants are eligible to receive Awards.
(c)   Available Awards.   This Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; (v) Restricted Stock Unit Awards; (vi) Performance Stock Awards; (vii) Cash Awards and (viii) Performance Cash Awards. Following the Effective Date, no further equity compensation awards shall be granted pursuant to any Predecessor Plan.
2.
ADMINISTRATION.

(a)   Administration by Board.   The Board will administer this Plan. The Board may delegate administration of this Plan to a Committee or Committees, as provided in Section 2(c).
(b)   Powers of Board.   The Board will have the power, subject to, and within the limitations of, the express provisions of this Plan:
(i)   To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when or how a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.
(ii)   To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of this Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in this Plan or in any Award Document or in the written terms of a Cash Award or Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make this Plan or Award fully effective.
(iii)   To settle all controversies regarding this Plan and Awards granted under it.
(iv)   To accelerate, in whole or in part, or to extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued.
(v)   To suspend or terminate this Plan at any time, including to impose a “blackout” or other periods during which Awards may not be exercised or settled. Except as otherwise provided in this Plan or an Award Document, suspension or termination of this Plan will not materially impair a Participant’s rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.
(vi)   To amend this Plan in any respect the Board deems necessary or advisable, including, without limitation, adopting amendments relating to Incentive Stock Options and nonqualified deferred compensation under Section 409A of the Code and/or making this Plan or Awards granted under this Plan exempt from or compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. To the extent required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of this Plan that (A) materially increases the number of shares of Common Stock available for issuance under this Plan, (B) materially expands the class of individuals eligible to receive Awards under this Plan, (C) materially increases the benefits accruing to Participants under this Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under this Plan, (E) materially extends the term of this Plan, or (F) materially expands the types of Awards available for issuance under this Plan. Except as otherwise provided in this Plan (including subsection (viii) below) or an Award Document, no amendment of this Plan will materially impair a Participant’s rights under an outstanding Award without the Participant’s written consent.
(vii)   To submit any amendment to this Plan for stockholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding “incentive stock options” or (B) Rule 16b-3 of the Exchange Act or any successor rule, if applicable.
(viii)   To approve forms of Award Documents for use under this Plan and to amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Documents for such Awards, subject to any specified limits in this Plan that are not subject to Board discretion. A Participant’s rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. In addition, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (D) to comply with other applicable laws or listing requirements.
(ix)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of this Plan and/or Award Documents.
(x)   To adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by persons eligible to receive Awards under this Plan who are not citizens of or who are not subject to taxation by or who are employed outside of the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States. Board approval will not be necessary for immaterial modifications to this Plan or any Award Document that are required for compliance with the laws of the relevant jurisdiction.
(c)   Delegation to Committee.
(i)   General.   The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration of this Plan is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in the charter of the Committee to which the delegation is made, or resolutions, not inconsistent with the provisions of this Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer or employee pursuant to Section 2(d), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer this Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

Annex E-2

(ii)   Rule 16b-3 Compliance.   The Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3 of the Exchange Act.
(d)   Delegation to an Officer.   The Board may delegate to one (1) or more Officers the authority to do one or both of the following, to the maximum extent permitted by applicable law: (i) designate Employees who are not Officers to be recipients of Stock Awards and the terms of such Stock Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on a form that is substantially the same as the form of Stock Award Document approved by the Committee or the Board for use in connection with such Stock Awards, unless otherwise provided for in the resolutions approving the delegation authority.
(e)   Effect of Board’s Decision.   All determinations, interpretations and constructions made by the Board (or a duly authorized Committee, subcommittee or Officer exercising powers delegated by the Board under this Section 2) in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.
SHARES SUBJECT TO THIS PLAN.

(a)   Share Reserve.
(i)   Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed [           ]1 shares of Common Stock (the “Share Reserve”).
(ii)   For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under this Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted.
(iii)   Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under this Plan.
(b)   Reversion of Shares to the Share Reserve.   If a Stock Award or any portion of a Stock Award (i) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by the Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, cancellation, forfeiture, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under this Plan. If any shares of Common Stock issued under a Stock Award are forfeited back to, reacquired at no cost by, or repurchased at cost by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited, reacquired or repurchased will revert to and again become available for issuance under this Plan. Any shares retained and not issued by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will not reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under this Plan. Any shares reacquired by the Company (as distinguished from being retained without issuance by the Company) in satisfaction of tax withholding obligations on a Stock Award, as consideration for the exercise or purchase price of a Stock Award, or with the proceeds paid by the Participant under the terms of a Stock Award, will again become available for issuance under this Plan, but only if such reacquisition occurs during the period beginning on the Effective Date and ending on the tenth (10th) anniversary of the date on which the Company’s stockholders initially approved this Plan.

1
Note to Draft: Initial pool of shares equal to 8.25% plus the shares subject to outstanding options on an as-converted basis.

Annex E-3

(c)   Incentive Stock Option Limit.   Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be2 shares of Common Stock.
(d)   Source of Shares.   The stock issuable under this Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise or shares classified as treasury shares.
(e)   Non-Employee Director Compensation Limit.   The maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, together with any cash fees paid to such Non-Employee Director during such fiscal year in respect of such Non-Employee Director’s service as a member of the Board during such fiscal year, shall not exceed a total value of $600,000 (calculating the value of any Awards based on the grant date fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto)). Notwithstanding the foregoing, the Board may provide, in its discretion, for exceptions to this limit for a Non-Employee Director, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.
(f)   Dividends and Dividend Equivalents.   Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall remain subject to vesting requirement(s) to the same extent as the underlying Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. In no event shall dividends or dividend equivalents be paid with respect to Options or SARs.
4.
ELIGIBILITY.

(a)   Eligibility for Specific Stock Awards.   Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.
(b)   Ten Percent Stockholders.   A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.
5.
PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Document will conform to (through incorporation of provisions hereof by reference in the applicable Award Document or otherwise) the substance of each of the following provisions:
(a)   Term.   Subject to Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Document.
(b)   Exercise Price.   Subject to Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the

2
Note to Draft: To be number of shares reserved under the plan.

Annex E-4

Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a corporate transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.
(c)   Purchase Price for Options.   The purchase price of Common Stock acquired pursuant to the exercise of an Option, which shall be denominated in U.S. dollars, may be paid, to the extent permitted by applicable law, either by cash, check, bank draft or money order payable to the Company or, as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below:
(i)   pursuant to a program developed under Regulation T as promulgated by the United States Federal Reserve Board or a successor regulation, or a similar rule in a foreign jurisdiction of domicile of a Participant, that, prior to or contemporaneously with the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the proceeds of sale of such stock;
(ii)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock; provided, that, unless otherwise specifically provided in the Option, the exercise price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held during the period of time required to avoid a charge to earnings for financial accounting purposes or a violation of applicable law;
(iii)   by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or
(iv)   in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Document.
(d)   Exercise and Payment of a SAR.   To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Award Document evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Document evidencing such SAR.
(e)   Transferability of Options and SARs.   The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board determines. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:
(i)   Restrictions on Transfer.   An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

Annex E-5

(ii)   Domestic Relations Orders.   Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by U.S. Treasury Regulation 1.421-1(b)(2) or other applicable law. If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.
(iii)   Beneficiary Designation.   Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.
(f)   Vesting Generally.   The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.
(g)   Termination of Continuous Service.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant’s Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.
(h)   Extension of Termination Date.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. In addition, unless otherwise provided in a Participant’s applicable Award Document, or other agreement between the Participant and the Company, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, and the Company does not waive the potential violation of the policy or otherwise permit the sale, or allow the Participant to surrender shares of Common Stock to the Company in satisfaction of any exercise price and/or any withholding obligations under Section 8(g), then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document.
(i)   Disability of Participant.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the

Annex E-6

extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.
(j)   Death of Participant.   Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in this Plan or the applicable Award Document, or other agreement between the Participant and the Company, for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date 18 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Award Document. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.
(k)   Termination for Cause.   Except as explicitly provided otherwise in a Participant’s Award Document or other individual written agreement between the Company or any Subsidiary and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant’s Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant’s rights under the Option or SAR will also be suspended during the investigation period.
(l)   Non-Exempt Employees.   If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least 6 months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the U.S. Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Change in Control in which such Option or SAR is not assumed, continued, or substituted, or (iii) upon the non-exempt Employee’s retirement (as such term may be defined in the non-exempt Employee’s applicable Award Document, in another agreement between the non-exempt Employee and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than 6 months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt Employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the U.S. Worker Economic Opportunity Act to ensure that any income derived by a non-exempt Employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from such employee’s regular rate of pay, the provisions of this paragraph will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Documents.
(m)   No Repricing.   Neither an Option nor SAR may be modified to reduce the exercise price thereof nor may (i) a new Option, SAR or other Award at a lower price be substituted or exchanged for a surrendered Option or SAR, (ii) any Option or SAR with an exercise price that exceeds the Fair Market Value of a share of Common Stock be exchanged for a new Option, SAR, cash or other consideration, or (iii) any action be taken that would be considered a “repricing” of an Option or SAR under the applicable listing standards of the national securities exchange on which the Common Stock is listed, if any (other than adjustments or substitutions in accordance with Section 9(a) relating to Capitalization Adjustments), unless such action is approved by the stockholders of the Company.

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6.
PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a)   Restricted Stock Awards.   Each Restricted Stock Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock may be (x) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Award Documents need not be identical. Each Restricted Stock Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:
(i)   Consideration.   A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or a Subsidiary, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.
(ii)   Vesting.   Shares of Common Stock awarded under the Restricted Stock Award Document may be subject to forfeiture to the Company in accordance with a vesting schedule and subject to such conditions as may be determined by the Board.
(iii)   Termination of Participant’s Continuous Service.   If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Document.
(iv)   Transferability.   Common Stock issued pursuant to an Award, and rights to acquire shares of Common Stock under the Restricted Stock Award Document, will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Document, as the Board determines in its sole discretion, so long as such Common Stock remains subject to the terms of the Restricted Stock Award Document.
(v)   Dividends.   Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.
(b)   Restricted Stock Unit Awards.   Each Restricted Stock Unit Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Documents need not be identical. Each Restricted Stock Unit Award Document will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:
(i)   Consideration.   At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.
(ii)   Vesting.   At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.
(iii)   Payment.   A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Document.
(iv)   Additional Restrictions.   At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of

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the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.
(v)   Dividend Equivalents.   Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Document. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any dividend equivalents and/or additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Document to which they relate.
(vi)   Termination of Participant’s Continuous Service.   Except as otherwise provided in the applicable Restricted Stock Unit Award Document, or other agreement between the Participant and the Company, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.
(c)   Performance Stock Awards; Cash Awards; Performance Cash Awards.
(i)   Performance Stock Awards.   A Performance Stock Award is a Stock Award that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of the achievement of certain performance goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Board, or an authorized Officer, in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Document, the Board may determine that cash may be used in payment of Performance Stock Awards.
(ii)   Cash Award.   A Cash Award is a cash award that is granted and/or becomes payable upon the completion of a specified period of Continuous Service or on a fully discretionary basis. At the time of grant of a Cash Award, the length of any applicable period of Continuous Service (if any) will be conclusively determined by the Committee, the Board, or an authorized Officer, in its sole discretion. The Board may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.
(iii)   Performance Cash Awards.   A Performance Cash Award is a cash award that is granted and/or becomes payable contingent upon the attainment during a Performance Period of the achievement of certain performance goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Board, or an authorized Officer, in its sole discretion. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.
(iv)   Board Discretion.   The Committee, the Board, or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use for a Performance Period.
7.
COVENANTS OF THE COMPANY.

(a)   Securities Law Compliance.   The Company will seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act this Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and

Annex E-9

at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.
(b)   No Obligation to Notify or Minimize Taxes.   The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to, and does not undertake to, provide tax advice or to minimize the tax consequences of an Award to the holder of such Award.
8.
MISCELLANEOUS.

(a)   Use of Proceeds from Sales of Common Stock.   Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.
(b)   Corporate Action Constituting Grant of Awards.   Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the latest date that all necessary corporate action has occurred and all material terms of the Award (including, in the case of stock options, the exercise price thereof) are fixed, unless otherwise determined by the Board, regardless of when the documentation evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Document as a result of a clerical error in the papering of the Award Document, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Document.
(c)   Stockholder Rights.   No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.
(d)   No Employment or Other Service Rights.   Nothing in this Plan, any Award Document or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or any other capacity or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the organizational documents of the Company or an Affiliate (including articles of incorporation and bylaws), and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.
(e)   Change in Time Commitment.   In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Subsidiaries is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence), or the Participant’s role or primary responsibilities are changed to a level that, in the Board’s determination does not justify the Participant’s unvested Awards, and such reduction or change occurs after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

Annex E-10

(f)   Incentive Stock Option Limitations.   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds USD$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(g)   Withholding Obligations.   Unless prohibited by the terms of an Award Document, the Company may, in its sole discretion, satisfy any national, state, local or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award (only up to the amount permitted that will not cause an adverse accounting consequence or cost); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant, including proceeds from the sale of shares of Common Stock issued pursuant to a Stock Award; or (v) by such other method as may be set forth in the Award Document.
(h)   Electronic Delivery.   Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).
(i)   Deferrals.   To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code (to the extent applicable to a Participant). Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of this Plan and in accordance with applicable law.
(j)   Compliance with Section 409A.   Unless otherwise expressly provided for in an Award Document, or other agreement between the Participant and the Company, this Plan and Award Documents will be interpreted to the greatest extent possible in a manner that makes this Plan and the Awards granted hereunder exempt from Section 409A of the Code, to the extent that Section 409A of the Code is applicable to an Award, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Document evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Document is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Document. Notwithstanding anything to the contrary in this Plan (and unless the Award Document specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code and the Participant is otherwise subject to Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.
(k)   Clawback/Recovery.   All Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or

Annex E-11

as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Document as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause.No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or an Subsidiary.
9.
ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a)   Capitalization Adjustments.   In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to this Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.
(b)   Dissolution or Liquidation.   Except as otherwise provided in the Stock Award Document, or other agreement between the Participant and the Company, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c)   Change in Control.   The following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Subsidiary and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of this Plan, the Board will take one or more of the following actions with respect to each outstanding Award, contingent upon the closing or completion of the Change in Control:
(i)   arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Award or to substitute a similar award for the Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);
(ii)   arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);
(iii)   accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;
(iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;
(v)   cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such consideration (in cash, property, securities or a combination thereof), if any, as the Board, in its reasonable determination, may

Annex E-12

consider appropriate as an approximation of the value of the canceled Award, taking into account the value of the Common Stock subject to the canceled Award, the possibility that the Award might not otherwise vest in full, and such other factors as the Board deems relevant; and
(vi)   cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value in the Change in Control of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise; provided, that the Board may cancel and terminate without payment or consideration any Option or SAR with an exercise price equal to or in excess of the value of the shares of Common Stock subject to such Option or SAR determined as of immediately prior to the Change in Control.
The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of an Award.
In the absence of any affirmative determination by the Board at the time of a Change in Control, each outstanding Award will be assumed or an equivalent Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the “Successor Corporation”), unless the Successor Corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the vesting of such Award will accelerate in its entirety (along with, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.
(d)   Acceleration of Awards upon a Change in Control.   An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Document for such Award or as may be provided in any other written agreement between the Company or any Subsidiary and the Participant, but in the absence of such provision, no such acceleration will occur.
10.
TERMINATION OR SUSPENSION OF THIS PLAN.

The Board or the Compensation Committee may suspend or terminate this Plan at any time. This Plan will terminate automatically on the tenth (10th) anniversary of the date on which the Company’s stockholders initially approved this Plan; provided, however, that no Incentive Stock Option may be granted more than 10 years after the later of (i) the Adoption Date and (ii) the adoption by the Board of any amendment to this Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code. No Awards may be granted under this Plan while this Plan is suspended or after it is terminated.
11.
EFFECTIVE DATE OF PLAN; TIMING OF FIRST GRANT OR EXERCISE.

This Plan shall come into existence on the Effective Date and no Award may be granted under this Plan prior to the Effective Date. In addition, no Stock Award may be exercised (or, in the case of a Restricted Stock Award, Restricted Stock Unit Award, or Performance Stock Award, may be granted) and no Cash Award or Performance Cash Award may be settled unless and until this Plan has been approved by the stockholders of the Company, which approval will be within 12 months before or after the Adoption Date.
12.
CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

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13.
DEFINITIONS.

As used in this Plan, the following definitions will apply to the capitalized terms indicated below:
(a)   “2009 Equity Incentive Plan” means the Stem, Inc. 2009 Equity Incentive Plan, as amended.
(b)   “Adoption Date” means the date this Plan is originally adopted by the Board.
(c)   “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company, as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(d)   “Award” means a Stock Award, Cash Award or a Performance Cash Award.
(e)   “Award Document” means a written agreement between the Company and a Participant, or a written notice issued by the Company to a Participant, evidencing the terms and conditions of an Award.
(f)   “Board” means the Board of Directors of the Company.
(g)   “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.
(h)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(i)   “Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).
(j)   “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company or any Subsidiary defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) Participant’s failure substantially to perform his or her duties and responsibilities to the Company or any Subsidiary or violation of a policy of the Company or any Subsidiary, including policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (ii) Participant’s commission of, or plea of guilty or no contest to, any felony or act of fraud, embezzlement, dishonesty or any other act involving a breach of fiduciary duty with respect to the Company or any Subsidiary, or any other misconduct that has caused or is reasonably expected to result in injury to the Company or any Subsidiary; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company or any Subsidiary; or (iv) Participant’s breach of any of his or her obligations under any written agreement or covenant with the Company or any Subsidiary, including, without limitation, a breach of any employment, consulting, confidentiality, non-competition, non-solicitation, non-disparagement or similar agreement. The determination as to whether a Participant is being terminated for Cause will be made in good faith by the Company and will be final and binding on the Participant. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company, any Affiliate or such Participant for any other purpose.
(k)   “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then

Annex E-14

outstanding securities other than by virtue of a merger, consolidation or similar transaction that would not constitute a Change in Control under clause (ii) below. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;
(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing 50% or more of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) 50% or more of the combined outstanding voting power of the ultimate parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii)   there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(iv)   during any period of 24 months, individuals who, at the beginning of such period, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member subsequent to the Adoption Date was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Subsidiary and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.
If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant’s consent, amend the definition of “Change in Control” to conform to the definition of “Change in Control” under Section 409A of the Code, and the regulations thereunder.

Annex E-15

(l)   “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(m)   “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).
(n)   “Compensation Committee” means the Compensation Committee of the Board.
(o)   “Common Stock” means the common stock of the Company.
(p)   “Company” means [Stem, Inc. (f/k/a Star Peak Energy Transition Corp.)], a Delaware corporation.
(q)   “Consultant” means any person, including an advisor, who is (i) engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of a Subsidiary and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of this Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form Registration Statement on Form S-8 or a successor form under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(r)   “Continuous Service” means that the Participant’s service with the Company or a Subsidiary, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or a Subsidiary as an Employee, Consultant or Director or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or a Subsidiary, will not terminate a Participant’s Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of a Subsidiary or to a Director will not constitute an interruption of Continuous Service. If the Entity for which a Participant is rendering services ceases to qualify as a Subsidiary, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as a Subsidiary. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, a Subsidiary, or their successors. In addition, if required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder). A leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the applicable Award Document, the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by applicable law.
(s)   “Director” means a member of the Board.
(t)   “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(u)   “Effective Date” means [           ].
(v)   “Employee” means any person providing services as an employee of the Company or a Subsidiary. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of this Plan.
(w)   “Entity” means a corporation, partnership, limited liability company or other entity.
(x)   “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Annex E-16

(y)   “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(z)   “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.
(ii)   Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.
(iii)   In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(aa)   “Incentive Stock Option” means an option granted pursuant to Section 5 of this Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(bb)   “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or a Subsidiary, does not receive compensation, either directly or indirectly, from the Company or a Subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3 of the Exchange Act.
(cc)   “Nonstatutory Stock Option” means any option granted pursuant to Section 5 of this Plan that does not qualify as an Incentive Stock Option.
(dd)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(ee)   “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to this Plan.
(ff)   “Option Agreement” means an Award Document evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of this Plan.
(gg)   “Optionholder” means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.
(hh)   “Own,” “Owned,” “Owner,” “Ownership” means a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity,

Annex E-17

directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(ii)   “Participant” means a person to whom an Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Stock Award.
(jj)   “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(iii).
(kk)   “Performance Period” means the period of time selected by the Board over which the attainment of one or more performance goals will be measured for the purpose of determining a Participant’s right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(ll)   “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).
(mm)   “Plan” means this 2020 Equity Incentive Plan of [Stem, Inc. (f/k/a Star Peak Energy Transition Corp.)], as amended and restated from time to time.
(nn)   “Predecessor Plan” means any of the plans maintained by the Company or any of its Affiliates under which equity or equity-based awards were granted, including the 2009 Equity Incentive Plan.
(oo)   “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).
(pp)   “Restricted Stock Award Document” means an Award Document evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Document will be subject to the terms and conditions of this Plan.
(qq)   “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).
(rr)   “Restricted Stock Unit Award Document” means an Award Document evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Document will be subject to the terms and conditions of this Plan.
(ss)   “Securities Act” means the U.S. Securities Act of 1933, as amended.
(tt)   “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.
(uu)   “Stock Appreciation Right Award Document” means an Award Document evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Award Document will be subject to the terms and conditions of this Plan.
(vv)   “Stock Award” means any right to receive Common Stock granted under this Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, or a Performance Stock Award.
(ww)   “Stock Award Document” means an Award Document evidencing the terms and conditions of a Stock Award grant. Each Stock Award Document will be subject to the terms and conditions of this Plan.
(xx)   “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

Annex E-18

(yy)   “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
END OF DOCUMENT

Annex E-19

Annex F
FORM OF INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is entered into as of [•], 2021, by and among [•] (f/k/a Star Peak Energy Transition Corp.), a Delaware corporation (the “Company”), and the parties listed as Investors on Schedule I hereto (each, including any person or entity who hereafter becomes a party to this Agreement pursuant to Section 7.2, an “Investor” and collectively, the “Investors”).
WHEREAS, Company, [•] (f/k/a Stem, Inc.), a Delaware corporation (“Stem”), and STPK Merger Sub Corp., a Delaware limited liability company and wholly-owned subsidiary of Company (“Merger Sub”), have entered into that certain Agreement and Plan of Merger, dated as of December 3, 2020 (as amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, immediately prior to the execution of this Agreement, Merger Sub merged with and into Stem (the “Merger”), with Stem surviving as a wholly owned subsidiary of Company;
WHEREAS, pursuant to the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth therein, the pre-existing holders of Stem securities received shares of common stock, par value $0.0001 per share, of Company (“Common Stock”) upon the closing of such transactions;
WHEREAS, prior to the Merger, Star Peak Sponsor, LLC (including any successor entity thereto, the “Sponsor”) held 9,589,626 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and other holders held an aggregate of 80,000 shares of Class B Common Stock, which were received from the Sponsor;
WHEREAS, on August 17, 2020, Company and the Sponsor entered into that certain Private Placement Warrants Purchase Agreement, pursuant to which the Sponsor purchased 6,733,333 warrants in a private placement transaction occurring simultaneously with the closing of Company’s initial public offering and on August 26, 2020, Sponsor purchased an additional 447,801 warrants, pursuant to the underwriters’ over-allotment option (the “Private Placement Warrants”);
WHEREAS, upon consummation of the Merger and immediately prior to the execution of this Agreement, each share of Class B Common Stock automatically converted into one share of Class A common stock, par value $0.0001, on the terms and conditions provided in Company’s Amended and Restated Certificate of Incorporation, as the same may be amended from time (the “Certificate of Incorporation”); and
WHEREAS, reference is made to that certain Registration and Stockholder Rights Agreement, dated as of August 20, 2020 (the “Prior Agreement”), by and among Company and the Existing Investors (as defined below) pursuant to which Company granted the Existing Investors certain registration and stockholder rights with respect to certain securities of Company.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.
DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Addendum Agreement” is defined in Section 7.2.
“Agreement” is defined in the preamble to this Agreement.
“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Certificate of Incorporation” is defined in the preamble to this Agreement.
“Class B Common Stock” is defined in the preamble to this Agreement.
“Class II Investor Director” means [•] and any director designated by the Sponsor to replace any Class II Investor Director pursuant to Section 6.3.
“Class III Investor Director” means [•] and any director designated by the Sponsor to replace any Class III Investor Director pursuant to Section 6.3.
“Closing Date” is defined in the Merger Agreement.
“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.
“Common Stock” is defined in the preamble to this Agreement.
“Company” is defined in the preamble to this Agreement.
“Company Board” is defined in Section 3.1.1.
“Demand Registration” is defined in Section 2.2.1.
“Demanding Holder” is defined in Section 2.2.1.
“Effectiveness Period” is defined in Section 3.1.3.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commissionpromulgated thereunder, all as the same shall be in effect at the time.
“Existing Investors” means any holders of Founder Shares or Private Placement Warrants prior to the Merger and party hereto or any such holder’s Permitted Transferees.
“Form S-1” means a Registration Statement on Form S-1.
“Form S-3” means a RegistrationStatement on Form S-3 or any similar short-form registration that may be available at such time.
“Founder Shares” means those shares of Class B Common Stock granted to Existing Investors prior to the date hereof and shall be deemed to include the shares of Common Stock issued upon conversion thereof.
“Indemnified Party” is defined in Section 4.3.
“Indemnifying Party” is defined in Section 4.3.
“Initial Term” means the period beginning on the Closing Date and ending on, in the case of the Class II Investor Director, the date of the second annual meeting of stockholders of the Company following the Closing Date and, in the case of the Class III Investor Director, the date of the third annual meeting of stockholders of the Company following the Closing Date.
“Insider Letter” means that certain letter agreement, dated August 20, 2020, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.
“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.
“Investor” is defined in the preamble to this Agreement.
“Investor Director” means the Class II Investor Director and the Class III Investor Director.
“Investor Indemnified Party” is defined in Section 4.1.
“Lock-up Period” is defined in the Insider Letter.
“Maximum Number of Shares” is defined in Section 2.2.4.

Annex F-2

“Merger Agreement” is defined in the preamble to this Agreement.
“Merger Sub” is defined in the preamble to this Agreement.
“New Registration Statement” is defined in Section 2.1.4.
“Notices” is defined in Section 7.5.
“Permitted Transferee” means any person or entity to whom an Investor is permitted to transfer Registrable Securities prior to the expiration of any applicable lock-up period under the Insider Letter and/or any other applicable agreement between such Investor and Company, and any transferee thereafter.
“Piggy-Back Registration” is defined in Section 2.3.1.
“Prior Agreement” is defined in the preamble to this Agreement.
“Private Placement Warrants” is defined in the preamble to this Agreement.
“Pro Rata” is defined in Section 2.2.4.
“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.
“Registrable Securities” means (i) the Founder Shares, (ii) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any Private Placement Warrants), (iii) any outstanding shares of the Common Stock or any other equity security of the Company held by an Investor as of the date of this Agreement and (iv) any other equity security of the Company issued or issuable with respect to the securities referenced in clauses (i) through (iii), including by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged pursuant to such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by Company and subsequent public distribution of shall not require registration under the Securities Act; or (c) such securities shall have ceased to be outstanding.
“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance withthe requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Statement” means a registration statement filed by Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).
“Replacement Nominee” is defined in Section 6.8
“Resale Shelf Registration Statement” is defined in Section 2.1.1.
“SEC Guidance” is defined in Section 2.1.4.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.
“Sponsor” is defined in the preamble to this Agreement.
“Stem” is defined in the preamble to this Agreement.
“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

Annex F-3

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering for which Company management is obligated to, as required by Section 3.1.13 hereof, participate in “road show” presentations to potential investors requiring substantial marketing effort from management, and subject to diligence customary in underwritten offerings, including the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.
“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.
2.
REGISTRATION RIGHTS.

2.1   Resale Shelf Registration Rights.
2.1.1   Registration Statement Covering Resale of Registrable Securities.   Provided compliance by the Investors with Section 3.4, Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty five (45) days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Investors of all of the Registrable Securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and in no event later than the date that the Lock-up Period expires, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that Company files a Form S-1 pursuant to this Section 2.1, Company shall use its commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after Company is eligible to use Form S-3.
2.1.2   Notification and Distribution of Materials.   Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.
2.1.3   Amendments and Supplements.   Subject to the provisions of Section 2.1.1 above, Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities during the Effectiveness Period.
2.1.4   Registration of Additional Registrable Securities.
(i)   If a Resale Shelf Registration Statement is then effective, within ten (10) Business Days after written request therefore by a Permitted Transferee holding Registrable Securities not covered by an effective Resale Shelf Registration Statement, the Company shall file a prospectus supplement or current report on Form 8-K to add such Permitted Transferee as a selling stockholder in such Resale Shelf Registration Statement to the extent permitted under the rules and regulations promulgated by the Commission.
(ii)   The registration rights granted pursuant to the provisions of this Section 2.1.4 shall be in addition to the registration rights granted pursuant to the provisions of Section 2.2 and Section 2.3.

Annex F-4

2.1.5   Reduction of Shelf Offering.   Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1, Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to Company or to registrants of securities in general, one or more registration statements on Form S-1, Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.
2.1.6   Notice of Certain Events.   Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.
2.1.7   Underwritten Takedown.   If Company shall receive a request from the Existing Investors that hold at least a majority-in-interest of the outstanding Registrable Securities held by all Existing Investors that Company effect an Underwritten Takedown of all or any portion of the requesting Existing Investor’s Registrable Securities, then Company shall promptly give notice of such requested Underwritten Takedown at least seven (7) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:
(i)   subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.6, and
(ii)   subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities have requested Company to offer by request received by Company within two (2) Business Days after such holders receive Company’s notice of the Underwritten Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.
(a)   Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.7(ii), Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

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(b)   Company shall only be required to effectuate three Underwritten Takedowns by the Investors within any 12-month period after giving effect to Section 2.2.1(i).
2.1.8   Block Trade.   If Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $10,000,000 that Company effect the sale of all or any portion of the Registrable Securities in a Block Trade, then Company shall, as expeditiously as possible, effect the offering in such Block Trade of the Registrable Securities for which such requesting holder has requested such offering under Section 2.1.7.
2.1.9   Selection of Underwriters.   Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to Company. In connection with an Underwritten Takedown, Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.
2.1.10   Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.
2.2   Demand Registration.
2.2.1   Request for Registration.   At any time and from time to time after the expiration of any lock-up period to which an Existing Investor’s shares are subject, if any, provided compliance by the Existing Investors with Section 3.4, and provided further there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, Existing Investors that hold a majority-in-interest of the outstanding Registrable Securities held by all Existing Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify Company within fifteen (15) days after the receipt by the holder of the notice from Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. Company shall not be obligated to effect: (i) more than three Demand Registration during any 12-month period or (ii) any Demand Registration pursuant to this Section 2.2.1 at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.
2.2.2   Effective Registration.   A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.
2.2.3   Underwritten Demand Registration.   If the Demanding Holders so elect and such holders so advise Company as part of their written demand for a Demand Registration, the offering of such

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Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must be reasonably expected to result in aggregate proceeds to the selling shareholders of at least $10,000,000.
2.2.4   Reduction of Offering.   If the managing Underwriter or Underwriters for a Underwritten Demand Registration advises Company and the Demanding Holders in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Common Stock or other securities which Company desires to sell and the Common Stock, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Existing Investors that initiated the request for a Demand Registration (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent the Maximum Number of Shares has not been reached, the Registrable Securities, Pro Rata, as to which Demand Registration has been requested by any other Demanding Holders; (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other securities that Company desires to sell; and (iv) fourth, any Common Stock or other securities for the account of other persons that Company is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.
2.2.5   Withdrawal.   A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering, then either the Demanding Holders shall reimburse Company for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.2.1) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.2.1.
2.3   Piggy-Back Registration.
2.3.1   Piggy-Back Rights.   If at any time after the expiration of any applicable lock-up period to which an Investor’s shares are subject, if any, provided compliance by the Investors with Section 3.4, Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by Company for its own account or for shareholders of Company for their account (or by Company and by shareholders of Company including, without limitation, pursuant to Section 2.2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of Company or (iv) for a dividend reinvestment plan, then Company shall (a) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10)

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days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (b) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.
2.3.2   Reduction of Offering.   If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Common Stock which Company desires to sell, taken together with Common Stock, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then Company shall include in any such registration:
(a)   If the registration is undertaken for Company’s account: (i) first, the Common Stock or other securities that Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other securities for the account of other persons that Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and
(b)   If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities or Company, (i) first, the Common Stock or other securities for the account of the demanding persons that can be sold and the Common Stock or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Common Stock or other securities that Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other securities for the account of other persons that Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.
2.3.3   Withdrawal.   Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown. Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration

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Statement. Notwithstanding any such withdrawal, Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.
3.   REGISTRATION PROCEDURES.
3.1   Filings; Information.   Whenever Company is required to effect the registration of any Registrable Securities pursuant to Section 2, Company shall use its commercially reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:
3.1.1   Filing Registration Statement.   Company shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which Company then qualifies or which counsel for Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the Effectiveness Period; provided, however, that Company shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of Company stating that, in the good faith judgment of the Board of Directors of Company (the “Company Board”), it would be materially detrimental to Company and its shareholders for such Registration Statement to be effected at such time.
3.1.2   Copies.   Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.
3.1.3   Amendments and Supplements.   Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).
3.1.4   Notification.   After the filing of a Registration Statement, Company shall promptly, and in no event more than three (3) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within three (3) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material

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fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.
3.1.5   Securities Laws Compliance.   Company shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.
3.1.6   Agreements for Disposition.   Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of Company.
3.1.7   Comfort Letter.   In the event of an Underwritten Takedown or an Underwritten Demand Registration, Company shall obtain a “cold comfort” letter from Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.
3.1.8   Opinions and Negative Assurance Letters.   In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, Company shall obtain an opinion and negative assurances letter, each dated such date, of counsel representing Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.
3.1.9   Cooperation.   The principal executive officer of Company, the principal financial officer of Company, the principal accounting officer of Company and all other officers and members of the management of Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the

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Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.
3.1.10   Transfer Agent.   Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.
3.1.11   Records.   Upon execution of confidentiality agreements, Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.
3.1.12   Earnings Statement.   Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.
3.1.13   Road Show.   If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) expected to exceed $50,000,000, Company shall use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.
3.1.14   Listing.   Company shall use its reasonable best efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by Company are then listed or designated.
3.2   Obligation to Suspend Distribution.   Upon receipt of any notice from Company of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by Company, pursuant to a written insider trading compliance program adopted by the Company Board, of the ability of all “insiders” covered by such program to transact in Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in Company’s securities is removed, as applicable, and, if so directed by Company, each such holder will deliver to Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. The foregoing right to delay or suspend may be exercised by Company for no longer than 180 days in any consecutive 12-month period.
3.3   Registration Expenses.   Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.6, any Block Trade pursuant to Section 2.1.7, any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing

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of the Registrable Securities as required by Section 3.1.12; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for Company and fees and expenses for independent certified public accountants retained by Company; (viii) the fees and expenses of any special experts retained by Company in connection with such registration; and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account.
3.4   Information.   The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with Company’s obligation to comply with Federal and applicable state securities laws.
3.5   Other Obligations.   At any time and from time to time after the expiration of any Lock-up Period to which such shares are subject, if any, in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). In addition, Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.
3.6   Legend Removal Obligations.   If any Investor (i) proposes to sell or transfer any Registrable Securities pursuant to an effective Registration Statement or pursuant to Rule 144 or (ii) holds Registrable Securities that are eligible for sale under Rule 144 without the requirement for the Company to be in compliance with current public information required under Rule 144 as to such Registrable Securities and without volume or manner of sale restrictions, then the Company shall, at the sole expense of the Company, promptly take any and all actions necessary or reasonably requested by such Investor to facilitate or permit the removal of any restrictive legends from such Registrable Securities, including, without limitation, the delivery of any opinions of counsel or instruction letters to the transfer agent as are requested by the same. Each Investor agrees to provide the Company, its counsel or the transfer agent with the evidence reasonably requested by it to cause the removal of such legends, including, as may be appropriate, any information the Company reasonably deems necessary to determine that such legend is no longer required under the Securities Act or applicable state laws.
4.   INDEMNIFICATION AND CONTRIBUTION.
4.1   Indemnification by Company.   Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Company of the Securities Act or any rule or regulation promulgated thereunder applicable to Company and relating to action or inaction required of Company in connection with any such registration; and Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses

Annex F-12

reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.
4.2   Indemnification by Holders of Registrable Securities.   Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to Company by such selling holder expressly for use therein and shall reimburse Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.
4.3   Conduct of Indemnification Proceedings.   Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by

Annex F-13

such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.
4.4   Contribution.
4.4.1   If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
4.4.2   The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.
4.4.3   The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
5.   RULE 144.   Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.
6.   INVESTOR RIGHTS.
6.1   The parties hereto agree and acknowledge that (i) effective as of immediately following the Closing Date, the Company Board was reconstituted to be comprised of seven directors, divided into three classes of directors, in accordance with the terms of the Certificate of Incorporation and (ii) the Investor Directors were designated by the Sponsor.
6.2   During the time in which an Investor Director is serving his or her Initial Term on the Company Board, in addition to any vote or consent of the Company Board or the shareholders of the Company required by applicable law or the Company’s Certificate of Incorporation or second amended and restated bylaws, and notwithstanding anything to the contrary in this Agreement, any action by the Company Board to increase or decrease the size of the Company Board, shorten the term of any director on the Company Board or amend the Certificate of Incorporation or the second amended and restated bylaws with the effect of de-staggering the Company Board or providing for the establishment of any classes of directors inconsistent with this Section 6 shall require the prior written consent of the Sponsor.

Annex F-14

6.3   In the event that a vacancy is created on the Company Board at any time as a result of the death, disability, retirement, removal or resignation of any Investor Director during such Investor Director’s Initial Term, the Sponsor may designate a new individual to fill such vacancy, and, subject to Section 6.7, the Company shall cause such designated individual to be appointed to the Company Board to fill such vacancy as promptly as practicable and to serve in the class of directors of the Company Board in which such vacancy was created for the remainder of the term of such class. Nothing in this Agreement shall require any Investor Director to resign, or for the Sponsor to remove any Investor Director from office or replace any Investor Director.
6.4   As promptly as reasonably practicable following the request of any Investor Director, the Company shall enter into an indemnification agreement with such Investor Director, in the form entered into with the other members of the Company Board. The Company shall pay the reasonable, documented out-of-pocket expenses incurred by the Investor Director in connection with his or her services provided to or on behalf of the Company, including attending meetings or events attended explicitly on behalf of the Company at the Company’s request.
6.5   The Company shall (i) purchase directors’ and officers’ liability insurance in an amount determined by the Company Board to be reasonable and customary and (ii) for so long as an Investor Director serves as a Director of the Company, maintain such coverage with respect to such Investor Director; provided that upon removal or resignation of such Investor Director for any reason, the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of not less than six years from any such event in respect of any act or omission occurring at or prior to such event.
6.6   For so long as an Investor Director serves as a Director of the Company, the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Director nominated pursuant to this Agreement as and to the extent consistent with applicable law, whether such right is contained in the Company’s Certificate of Incorporation or second amended and restated bylaws, each as amended, or another document (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).
6.7   Any individual that is designated by the Sponsor to replace any Investor Director pursuant to the Sponsor’s rights under Section 6.3 (a “Replacement Nominee”) will be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may object to any Replacement Nominee provided (i) it does so in good faith, and (ii) such objection is based upon any of the following: (a) such Replacement Nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), (b) such Replacement Nominee was the subject of any order, judgment, or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (1) engaging in any type of business practice, (2) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws, (3) such Replacement Nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in clause (ii)(b), or to be associated with persons engaged in such activity, (4) such Replacement Nominee was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated, or (5) such Replacement Nominee was the subject of, or a party to any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations. In the event the Company Board (or any committee thereof) reasonably finds the Replacement Nominee to be unsuitable based upon one or more of the foregoing clauses (1) through (5) and reasonably objects to the Replacement Nominee, the Sponsor shall be entitled to designate a different individual to the Company Board within 30 calendar days of the Company’s notice to such Investors of its objection and such individual shall be subject to the review process outlined above.

Annex F-15

6.8   During the time in which an Investor Director is serving his or her Initial Term, the Company shall not (i) solicit proxies or participate in a solicitation, (ii) assist any person in taking or planning any action, or (iii) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt, in each case, that is reasonably likely to impair, delay, frustrate or otherwise serve to interfere with any provision of this Section 6.
7.   MISCELLANEOUS.
7.1   Other Registration Rights and Arrangements.   Except for such sections that expressly survive termination, the parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
7.2   Assignment; No Third-Party Beneficiaries.   This Agreement and the rights, duties and obligations of Company hereunder may not be assigned or delegated by Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit to a Permitted Transferee of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 7.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a Permitted Transferee; provided, however, that such Permitted Transferee has executed and delivered to Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to Company no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.
7.3   Amendments and Modifications.   Upon the written consent of Company and the holders of at least a majority in interest of the Registrable Securities at the time in question compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the shares of capital stock of Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or Company and any other party hereto or any failure or delay on the part of an Investor or Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
7.4   Term.   This Agreement shall terminate on the date as of which there shall be no Registrable Securities outstanding.
7.5   Notices.   All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given (i) on the date of service or transmission if personally served or transmitted by telegram,

Annex F-16

telex or facsimile; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day or (ii) one Business Day after being deposited with a reputable courier service with an order for next-day delivery, to the parties as follows:
If to Company:
Stem, Inc. (f/k/a Star Peak Energy Transition Corp.)
100 Rollins Road
Millbrae, CA 94030
Attention: William Bush
Email: bill.bush@stem.com
with a copy to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention: John Gaffney
Email: jgaffney@gibsondunn.com
If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in Company’s books and records.
7.6   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
7.7   Counterparts.   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.
7.8   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation the Prior Agreement.
[Signature Page Follows]

Annex F-17

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.
STEM, INC. (f/k/a STAR PEAK ENERGY TRANSITION CORP.):
By:

Name:
Title:
Signature Page to Investor Rights Agreement

IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock Up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.
INVESTORS:

Signature Page to Investor Rights Agreement

EXHIBIT A
Addendum Agreement
This Addendum Agreement (“Addendum Agreement”) is executed on                  , 20      , by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights and Agreement, dated as of [•] (the “Agreement”), by and among Company and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:
1.   Acknowledgment.   New Holder acknowledges that New Holder is acquiring certain Common Stock of Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.
2.   Agreement.   New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.
3.   Notice.   Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.
NEW HOLDER:	ACCEPTED AND AGREED:
Print Name:	STAR PEAK ENERGY TRANSITION CORP.
By:	By:

SCHEDULE I

Annex G
Final Form
SUPPORT AGREEMENT
This SUPPORT AGREEMENT (this “Agreement”), dated as of December [•], 2020, is entered into by and among Star Peak Energy Transition Corp. (“STPK”) and each of the Pre-Closing Holders set forth on Schedule A hereto (the “Supporting Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
WHEREAS, STPK, STPK Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of STPK (“Merger Sub”), and Stem, Inc. (the “Company”) propose to enter into, simultaneously herewith, a Merger Agreement (the “Merger Agreement”), a copy of which has been made available to each Supporting Holder, which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of STPK and (ii) immediately prior to, and conditioned upon, the effective time of the Merger, the holders of Senior Preferred Stock of the Company will effect a conversion (the “Senior Preferred Conversion”) of all of the Senior Preferred Stock to Company Common Stock (as defined below) in accordance with Section 4(b) of the Ninth Amended and Restated Certificate of Incorporation of Stem, Inc., as amended (the “Company Charter”);
WHEREAS, as of the date hereof, each Supporting Holder is the record owner of (a) the number of shares of Common Stock of the Company, par value $0.00001 per share (“Company Common Stock”), set forth opposite such Supporting Holder’s name on Schedule A under the column heading “Subject Common Shares” and (b) the number of shares of Preferred Stock of the Company, par value $0.00001 per share (“Company Preferred Stock”), set forth opposite such Supporting Holder’s name on Schedule A under the column heading “Subject Preferred Shares” (all such shares of Company Common Stock specified on Schedule A under the column heading “Subject Common Shares” shall be referred to herein as such Supporting Holder’s “Subject Common Shares”, all such shares of Company Preferred Stock specified on Schedule A under the column heading “Subject Preferred Shares” shall be referred to herein as such Supporting Holder’s “Subject Preferred Shares,” and such Supporting Holder’s Subject Common Shares and Subject Preferred Shares and any other shares of Company Common Stock or Company Preferred Stock such Supporting Holder may hereafter acquire prior to the termination of this Agreement pursuant to Section 5.2 shall be referred to herein collectively as such Supporting Holder’s “Subject Shares”); and
WHEREAS, as a condition to STPK’s willingness to enter into the Merger Agreement, and as an inducement and in consideration for STPK to enter into the Merger Agreement, each Supporting Holder has agreed to enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
ARTICLE I
AGREEMENT TO VOTE SUBJECT SHARES
1.1   Voting of Subject Shares.   Each Supporting Holder holding Subject Shares hereby irrevocably and unconditionally agrees that, as promptly as practicable and in any event not later than two Business Days after the Registration Statement is declared effective by the SEC, such Supporting Holder shall deliver to STPK a written consent in the form attached to the Merger Agreement (the “Written Consent”) voting all of the Subject Shares in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the transactions contemplated by the Merger Agreement (including the Merger) and (iii) the Senior Preferred Conversion. Each Supporting Holder covenants and agrees that, prior to the termination of this Agreement, such Supporting Holder will at any meeting of the stockholders of the Company (and at any adjournment or postponement thereof), however called, and in any written actions by consent of the stockholders of the

Company, such Supporting Holder shall cause the Subject Shares to be voted (including via proxy): (a) in favor of the Merger and the transactions contemplated by the Merger Agreement (including the Senior Preferred Conversion), and any action in furtherance of any of the foregoing; and (b) against the following actions (other than the Merger and actions in furtherance of the Merger): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) any reorganization, recapitalization, dissolution or liquidation of the Company and its Subsidiaries that would be material to the Company and its Subsidiaries, taken as a whole; (iii) any material change in the capitalization of the Company or the Company’s corporate structure; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws which is intended, or would reasonably be expected, to prohibit, impede, interfere with, discourage, delay or otherwise adversely affect the Merger; and (vi) any other action, proposal, agreement or transaction which is intended, or would reasonably be expected, to prohibit, impede, interfere with, discourage, delay or otherwise adversely affect the Merger.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF EACH SUPPORTING HOLDER
Each Supporting Holder represents and warrants to STPK that:
2.1   Authorization; Binding Agreement.
(a)   Such Supporting Holder, if not a natural person, is duly organized, validly existing and in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted. Such Supporting Holder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.
(b)   This Agreement has been duly and validly executed and delivered by such Supporting Holder and, assuming the due authorization, execution and delivery by STPK, constitutes a legal, valid and binding obligation of such Supporting Holder, enforceable against such Supporting Holder in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity (the “Enforceability Limitations”).
2.2   Non-Contravention.   Neither the execution and delivery of this Agreement by such Supporting Holder nor performance by such Supporting Holder of the obligations herein nor the compliance by such Supporting Holder with any provisions herein will (a) violate the certificate or articles of incorporation, bylaws or other governing documents of such Supporting Holder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person on the part of such Supporting Holder, except as provided in the (i) Company Charter, (ii) the Fifth Amended and Restated Investors Rights Agreement of the Company (as amended from time to time), (iii) the Fifth Amended and Restated Voting Agreement of the Company (as amended from time to time), (iv) the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company (as amended from time to time) or (v) the amended and restated Bylaws of the Company (clauses (i) – (v), collectively, the “Company Governing Documents”), (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance (as defined below) on the Subject Shares, other than any Permitted Encumbrance (as defined below), or (d) violate any Law applicable to such Supporting Holder or by which any of such Supporting Holder’s Subject Shares are bound, except, in the case of each of clauses (c) and (d), as would not reasonably be expected to materially impair such Supporting Holder’s ability to perform its obligations hereunder.
2.3   Ownership of Shares; Total Shares.   Such Supporting Holder is the record and beneficial owner of all of such Supporting Holder’s Subject Shares and has good and marketable title to all of such Supporting Holder’s Subject Shares, free and clear of any Encumbrances, except for any such Restriction that may be imposed pursuant to (i) this Agreement, (ii) any Lock-Up Agreement entered into by and between such Supporting Holder, STPK and the Company, (iii) any applicable restrictions on transfer under applicable securities Laws and (iv) the Company Governing Documents (collectively, “Permitted Encumbrances”).

Annex G-2

The Equity Securities listed on Schedule A opposite such Supporting Holder’s name (collectively, the “Securities”) constitute all of the Company Common Shares, Company Preferred Stock, and any other securities of the Company owned by such Supporting Holder, as of the date hereof and such Supporting Holder does not own or have the power to vote any other shares of capital stock or other Equity Securities of the Company.
2.4   Voting Power.   Such Supporting Holder has full voting power with respect to all of such Supporting Holder’s applicable Subject Shares and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Supporting Holder’s Subject Shares. None of such Supporting Holder’s Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of such Subject Shares, except for the Company Governing Documents.
2.5   Reliance.   Such Supporting Holder understands and acknowledges that STPK is entering into the Merger Agreement in reliance upon such Supporting Holder’s execution, delivery and performance of this Agreement.
2.6   Brokers.   Other than as expressly contemplated by the Merger Agreement or the disclosure schedules thereto, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Supporting Holder.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF STPK
STPK represents and warrants to each Supporting Holder that:
3.1   Organization and Qualification.   STPK is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted.
3.2   Authority for This Agreement.   STPK has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to comply with any provisions herein. The execution and delivery of this Agreement by STPK has been duly and validly authorized by all necessary entity action on the part of STPK, and no other entity proceedings on the part of STPK are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by STPK and, assuming the due authorization, execution and delivery by the Supporting Holders, constitutes a legal, valid and binding obligation of each of STPK and Merger Sub, enforceable against STPK in accordance with its terms, subject to the Enforceability Limitations.
ARTICLE IV
ADDITIONAL COVENANTS OF THE SUPPORTING HOLDERS
Each Supporting Holder hereby covenants and agrees that:
4.1   No Transfer; No Inconsistent Arrangements.
(a)   Subject to Section 4.1(b), each Supporting Holder agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of Law), sell, gift, pledge, dispose of or otherwise encumber any of the Subject Shares or otherwise agree to do any of the foregoing, (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject Shares. Any action taken in violation of the foregoing sentence shall be null and void ab initio.
(b)   Section 4.1(a) shall not prohibit a transfer of Subject Shares by a Supporting Holder made: (A) in the case of a Supporting Holder that is an individual, by gift to a member of one of such Supporting Holder’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of such Supporting Holder’s immediate family, an affiliate of such person or to a charitable

Annex G-3

organization; (B) in the case of a Supporting Holder that is an individual, by virtue of laws of descent and distribution upon death of such Supporting Holder; (C) in the case of a Supporting Holder being an individual, pursuant to a qualified domestic relations order; (D) by pro rata distributions from such Supporting Holder to its members, partners, or shareholders pursuant to such Supporting Holder’s organizational documents; (E) by virtue of applicable law or such Supporting Holder’s organizational documents upon liquidation or dissolution of such Supporting Holder; or (F) to any employees, officers, directors or members of the Supporting Holder or any affiliates of the Supporting Holder; provided, however, that a transfer referred to in this sentence shall be permitted only if, (x) as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to STPK, to be bound by all of the terms of this Agreement, and (y) such transfer is effected no later than three Business Days prior to the date on which the Form S-4 is declared effective.
4.2   Exclusive Dealings.   From the date of this Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, each Supporting Holder shall not and shall cause its Representatives not to: (i) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information with respect to or discuss any Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any Contract regarding an Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any successor to or parent company of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 4.2 or further an Acquisition Proposal. Each Supporting Holder agrees to (A) notify STPK promptly upon receipt (and in any event within forty-eight (48) hours after receipt) of any Acquisition Proposal of which they are aware, and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal), (B) keep STPK fully informed on a prompt basis of any modifications to such offer or information and (C) not (and shall cause its Subsidiaries and their respective Representatives not to) conduct any further discussions with, provide any information to, or enter into negotiations with such Persons. Each Supporting Holder shall immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than STPK and its Representatives) that may be ongoing with respect to an Acquisition Proposal. Notwithstanding any to the contrary contained herein, this Section 4.2 shall not restrict any transfer permitted by Section 4.1(b) or any action taken in connection with any such permitted transfer.
4.3   No Legal Action.   Each Supporting Holder shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by such Supporting Holder breaches any duty that such Supporting Holder has (or may be alleged to have) to the Company or to the other holders of Subject Shares; provided, that the foregoing shall not limit or restrict in any manner the rights of a Supporting Holder to enforce the terms of this Agreement.
4.4   Documentation and Information.   Each Supporting Holder shall permit and hereby consents to and authorizes STPK and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that STPK and/or the Company reasonably determines to be necessary in connection with the Merger and any of the transactions contemplated by the Merger Agreement, a copy of this Agreement, the Supporting Holder’s identity and ownership of the Subject Shares and the nature of such Supporting Holder’s commitments and obligations under this Agreement; provided that the Supporting Holder’s identity will not be included in a press release or other public disclosure (other than a filing with the SEC) without the Supporting Holder’s prior consent. Each Supporting Holder agrees to be bound by Section 5.4 of the Merger Agreement to the same extent that the Company is bound thereunder.
4.5   Irrevocable Proxy.   The Supporting Holders hereby revoke (or agree to cause to be revoked) any proxies that the Supporting Holders have heretofore granted with respect to the Subject Shares. The Supporting Holders hereby irrevocably and unconditionally appoint STPK, or any other individual designated by STPK with advance written notice to the Supporting Holders, and each individually, as attorney-in-fact

Annex G-4

and proxy, with full power of substitution, for and on behalf of the Supporting Holders, for and in the name, place and stead of the Supporting Holders, to: (a) attend any and all meetings of the Supporting Holders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Supporting Holders’ Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Supporting Holders or in connection with any action sought to be taken by written consent of the Supporting Holders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Supporting Holders or in connection with any action sought to be taken by written consent of the Supporting Holders without a meeting. The foregoing proxy is limited solely to the voting of each Supporting Holder’s Subject Shares or taking other actions with respect thereto solely in order to cause the Stockholder to perform the covenants set forth in Section 1.1 if and to the extent that such Supporting Holder otherwise fails to do so. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of any Supporting Holder, as applicable) until the termination of this Agreement pursuant to Section 5.2 and shall not be terminated by operation of Law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5.2. The Supporting Holders authorize such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of STPK. The Supporting Holders hereby affirm that the proxy set forth in this Section 4.5 is given in connection with and granted in consideration of and as an inducement to STPK to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Supporting Holders under Section 1.1. The proxy set forth in this Section 4.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 5.2.
4.6   Adjustments.   In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting a Supporting Holder’s Shares, the terms of this Agreement shall apply to the resulting securities.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address, facsimile number or email address set forth (i) if to STPK, to the address, facsimile number or email address set forth in Section 8.4 of the Merger Agreement and (ii) if to a Supporting Holder, to such Supporting Holder’s address, facsimile number or email address set forth on a signature page hereto, or to such other address, facsimile number or email address as such party may hereafter specify for the purpose by notice to each other party hereto.
5.2   Termination.   This Agreement, the covenants and agreements contained herein and any proxy granted hereunder shall terminate automatically with respect to a Supporting Holder, without any notice or other action by any person, upon the first to occur of (a) the Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this Article V shall survive any termination of this Agreement.
5.3   Amendments and Waivers.   Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Annex G-5

5.4   Expenses.   All fees and expenses incurred in connection herewith shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated, except as expressly provided otherwise herein or in the Merger Agreement.
5.5   Entire Agreement; Assignment.   This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) STPK, in the case of an assignment by a Supporting Holder (other than in the case of permitted transfer under Section 4.1(b)) and (b) the Supporting Holders, in the case of an assignment STPK. Any assignment in violation of this Section 5.5 shall be null and void ab initio.
5.6   Enforcement of the Agreement.   The parties agree that irreparable damage may occur in the event that any Supporting Holder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that STPK may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity without the requirement to post any bond or other security. Any and all remedies herein expressly conferred upon STPK will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon STPK, and the exercise by STPK of any one remedy will not preclude the exercise of any other remedy.
5.7   Jurisdiction; Waiver of Jury Trial; Governing Law.   This Agreement and all related Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 8.16 (Jurisdiction) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.
5.8   Descriptive Headings.   The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
5.9   Parties in Interest.   This Agreement shall be binding upon and inure to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer any rights or remedies of any nature whatsoever under or by reason of this Agreement upon any person other than each party hereto.
5.10   Severability.   Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of

Annex G-6

the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
5.11   Counterparts; Electronic Signatures.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Documents shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.
5.12   Interpretation.   The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in Chicago, Illinois, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.
5.13   Further Assurances.   Each Supporting Holder agrees that if any further agreements, deeds, assignments, assurances or other instruments are reasonably necessary to effectuate the covenants in this Agreement, such Supporting Holder will, upon reasonable written request of such Supporting Holder by STPK and at STPK’s cost and expense, execute and deliver all such proper agreements, deeds, assignments, assurances and other instruments and take other reasonable action as permissible to do all other things reasonably necessary to effectuate the covenants in this Agreement and otherwise to carry out the purposes of this Agreement.
5.14   Supporting Holder Obligation Several and Not Joint.   The obligations of each Supporting Holder hereunder shall be several and not joint and several, and no Supporting Holder shall be liable for any breach of the terms of this Agreement by any other Supporting Holder.
5.15   No Agreement as Director or Officer.   Each Supporting Holder is entering into this Agreement solely in such Supporting Holder’s capacity as record and/or beneficial owner of Subject Shares and nothing herein is intended to or shall limit, restrict or otherwise affect any votes or other actions taken by such Supporting Holder, or any employee, officer, director (or person performing similar functions), partner or other Affiliate of such Supporting Holder (including, for this purpose, any appointee or representative of such Supporting Holder to the board of directors of the Company) of such Supporting Holder, solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company) or other fiduciary capacity for the stockholders of the Company.
[Signature Pages Follow.]

Annex G-7

The parties are executing this Agreement on the date set forth in the introductory clause.
STAR PEAK ENERGY TRANSITION CORP.
By:

Name:

[Signature page to Voting Agreement]

[SUPPORTING HOLDER]
By:

Name:
Title:
Address:
Facsimile:
Email:
[Signature page to Voting Agreement]

Schedule A
Name of Supporting Holder	Subject Common Shares	Subject Preferred Shares	Total Common Shares	Total Preferred Shares

Schedule A

Annex H
Confidential
SUBSCRIPTION AGREEMENT
Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
Ladies and Gentlemen:
In connection with the proposed business combination (the “Transaction”) between Star Peak Energy Transition Corp., a Delaware corporation (including any successor thereto pursuant to the terms of the Transaction Agreement, “STPK”), and Stem, Inc., a Delaware corporation (“Stem”), pursuant to a business combination agreement (the “Transaction Agreement”) to be entered into among Stem, STPK and a newly formed entity formed for the purpose of consummating the Transaction (the “Company”), STPK is seeking commitments from interested investors to purchase shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), of STPK, for a purchase price of $10.00 per share. The aggregate purchase price to be paid by the undersigned (the “Investor”) for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Investor and STPK agree as follows:
1.   Subscription.   The Investor hereby irrevocably subscribes for and agrees to purchase from STPK such number of Shares as is set forth on the signature page of this Subscription Agreement on the terms provided for herein. Notwithstanding the foregoing or anything to the contrary in Section 9 below, in the event that the Closing Date (as defined below) shall not have occurred by the Outside Date (as defined in the Transaction Agreement) this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to STPK in connection herewith shall immediately be returned to the Investor.
2.   Closing.   The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and promptly following the consummation of the Transaction. Upon (i) satisfaction or waiver of the conditions set forth in Section 3 below and (ii) delivery of written notice from (or on behalf of) STPK to the Investor (the “Closing Notice”), that STPK reasonably expects the closing of the Transaction to occur on a specified date that is not less than four (4) business days after the date on which the Closing Notice is delivered to the Investor (the “Closing Date”), the Investor shall deliver to STPK, two (2) business days prior to the Closing Date, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by STPK in the Closing Notice, to be held in escrow until the Closing. On the Closing Date, STPK shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor on STPK’s share register, and the Subscription Amount shall be released from escrow automatically and without further action by STPK or the Investor. This Subscription Agreement shall terminate and be of no further force or effect, without any liability to either party hereto, if STPK notifies the Investor in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Investor’s obligations without the delivery of the Shares having occurred. In the event that the consummation of the Transaction does not occur within one (1) business day after the anticipated Closing Date specified in the Closing Notice, STPK shall promptly (but in no event later than two (2) business days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by the Investor to STPK by wire transfer in immediately available funds to the account specified by the Investor. For purposes of this Subscription Agreement, “business day” shall mean any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, New York are required or authorized by applicable law to be closed for business.

Confidential
3.   Closing Conditions.
a.   The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:
(i)   no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and
(ii)   all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement and including the approval of STPK’s stockholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction) or waived.
b.   The obligation of STPK to consummate the purchase and sale of the Shares at the Closing pursuant to this Subscription Agreement shall be subject to the satisfaction or valid waiver by STPK of the additional conditions that:
(i)   all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Subscription Agreement as of the Closing Date; and
(ii)   the Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.
c.   The obligation of the Investor to consummate the purchase and sale of the Shares at the Closing pursuant to this Subscription Agreement shall be subject to the satisfaction or valid waiver by the Investor of the additional conditions that:
(i)   all representations and warranties of STPK contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by STPK of each of the representations, warranties, covenants and agreements of STPK contained in this Subscription Agreement as of the Closing Date;
(ii)   STPK shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and
(iii)   no suspension of the offering or sale of the Shares shall have been initiated or, to STPK’s knowledge, threatened by the Securities and Exchange Commission (the “SEC”).
4.   Further Assurances.   At the Closing, STPK and the Investor shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5.   STPK Representations and Warranties.   STPK represents and warrants to the Investor that:
a.   STPK has been duly formed as a Delaware corporation and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and

Annex H-2

Confidential
authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b.   As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under STPK’s certificate of incorporation (as amended to the Closing Date).
c.   This Subscription Agreement has been duly authorized, executed and delivered by STPK and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against STPK in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d.   The issuance and sale of the Shares and the compliance by STPK with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of STPK or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which STPK or any of its subsidiaries is a party or by which STPK or any of its subsidiaries is bound or to which any of the property or assets of STPK is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of STPK and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the legal authority of STPK to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of STPK; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over STPK or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of STPK to comply in all material respects with this Subscription Agreement.
e.   As of the date hereof, STPK is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of STPK, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, STPK is a party or by which STPK’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over STPK or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
f.   STPK is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by STPK of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 13 of this Subscription Agreement; (iv) those required by the New York Stock Exchange, including with respect to obtaining approval of STPK’s stockholders; and (vi) any filing, the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
g.   As of the date of this Subscription Agreement, the authorized capital stock of STPK consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 440,000,000 shares of common stock, par value $0.0001 per share (the “Common

Annex H-3

Confidential
Stock”), including (1) 400,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”) and (2) 40,000,000 shares of Class B Common Stock, par value $0.0001 (“Class B Common Stock”). As of the date of this Subscription Agreement, (i) no shares of Preferred Stock are issued and outstanding, (ii) 38,358,504 Class A Shares are issued and outstanding, (iii) 9,589,626 Class B Shares are issued and outstanding and (iv) 12,786,168 redeemable warrants and 7,181,134 private placement warrants are outstanding. All (i) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements (as defined below), the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from STPK any shares of Common Stock or other equity interests in STPK, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than STPK Merger Sub Corp., STPK has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which STPK is a party or by which it is bound relating to the voting of any securities of STPK, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Transaction Agreement. Except as disclosed in the SEC Reports, as of September 30, 2020, STPK had no outstanding indebtedness and will not have any outstanding long-term indebtedness as of the Closing Date.
h.   As of the date hereof, STPK has not received any written communication from a governmental entity that alleges that STPK is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.
i.   Assuming the accuracy of Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act (as defined below) is required for the offer and sale of the Shares by STPK to Investor in the manner contemplated by this Subscription Agreement.
j.   Neither STPK nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares.
k.   Other than the subscription agreements entered into on or about the date hereof (the “Other Subscription Agreements”) with certain other investors (the “Other Investors”), STPK has not entered into any side letter or similar agreement with any Other Investor in connection with such Other Investor’s direct or indirect investment in STPK (other than other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of STPK by existing securityholders of STPK, which may be effectuated as a forfeiture to STPK and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Investor than the Investor hereunder, and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
l.   As of their respective filing dates, all reports required to be filed by STPK with the SEC (the “SEC Reports”) complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. The financial statements of STPK included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of STPK as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding

Annex H-4

Confidential
or unresolved comments in comment letters received by STPK from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.
m.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of STPK, threatened against STPK or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against STPK.
n.   Neither STPK nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does STPK or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.
6.   Investor Representations and Warranties.   The Investor represents and warrants to STPK that:
a.   The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, and an “Institutional Account” as defined in FINRA Rule 4512(c) (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.
b.   The Investor understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to STPK or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry positions representing the Shares shall contain a restrictive legend to such effect; as a result the Investor may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges that the Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Investor understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
c.   The Investor understands and agrees that the Investor is purchasing the Shares from STPK. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by Stem, STPK, or their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.
d.   The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

Annex H-5

Confidential
e.   The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to the Company, STPK, the Transaction and the business of Stem. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed STPK’s filings with the SEC. The Investor represents and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
f.   The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and STPK, the Company, Stem or a representative of STPK, the Company or Stem or by means of contact from Goldman Sachs & Co. LLC, Credit Suisse Securities (USA) LLC or any of their affiliates (the “Placement Agents”), and the Shares were offered to the Investor solely by direct contact between the Investor and STPK, the Company, Stem or a representative of STPK, the Company or Stem or by contact between the Investor and the Placement Agents. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, STPK, Stem, the Placement Agents or their respective affiliates or any of its or their control persons, officers, directors, employees or representatives), other than the representations and warranties of STPK contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in STPK. The Investor further acknowledges that the Placement Agents have not made, do not make and shall not be deemed to make any express or implied representation or warranty with respect to STPK, the Company, Stem, this offering or the Transaction.
g.   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in STPK’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.
h.   Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in STPK. The Investor acknowledges specifically that a possibility of total loss exists.
i.   In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor and STPK’s representations in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their affiliates or any of their control persons, officers, directors, employees or representatives concerning the Company, STPK, Stem, the Transaction, the Transaction Agreement, the Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.
j.   The Investor understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
k.   The Investor has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

Annex H-6

Confidential
l.   The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
m.   The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.
n.   No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares.
o.   The Placement Agents and each of their directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to STPK or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by STPK.
p.   In connection with the issue and purchase of the Shares, the Placement Agents have not acted as the Investor’s financial advisor or fiduciary.
q.   At the Closing, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares when required pursuant to this Subscription Agreement.
7.   Registration Rights
a.   In the event that the Shares are not registered in connection with the consummation of the Transaction, STPK agrees that, as soon as reasonably practicable (but in any case no later than thirty (30) calendar days after the consummation of the Transaction), it will file with the SEC (at its sole cost and expense) a registration statement registering such resale (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the SEC reviews and has written

Annex H-7

Confidential
comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date STPK is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next business day on which the SEC is open for business. STPK will provide a draft of the Registration Statement to the undersigned for review at least two (2) business days in advance of filing the Registration Statement. In no event shall the undersigned be identified as a statutory underwriter in the Registration Statement unless requested by the SEC. Notwithstanding the foregoing, if the SEC prevents STPK from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. STPK will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until all such securities cease to be Registrable Securities (as defined below) or such shorter period upon which all Investors with Registrable Securities included in such Registration Statement have notified STPK that such Registrable Securities have actually been sold. STPK will use its commercially reasonable efforts to (i) cause the removal of all restrictive legends from any Shares being sold under the Registration Statement or pursuant to Rule 144 under the Securities Act (“Rule 144”) at the time of sale of such Registrable Securities and, at the request of an applicable holder, cause the removal of all restrictive legends from any Registrable Securities held by such an applicable holder that may be sold by such an applicable holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i) upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel. STPK will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Investor to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange, update or amend the Registration Statement as necessary to include Registrable Securities and provide customary notice to holders of Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Shares and any other equity security of STPK issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities (i) when they are sold, transferred, disposed or exchanged pursuant to an effective Registration Statement under the Securities Act, (ii) the earliest of (A) the fourth anniversary of the Closing, (B) such time that such holder has disposed such securities pursuant to Rule 144 or (C) if Rule 144(i) is no longer applicable to STPK or Rule 144(i)(2) is amended to remove the reporting requirement preceding a disposition of securities, such time that such holder is able to dispose of all of its, his or her Registrable Securities pursuant to Rule 144 without any volume limitations thereunder, (iii) when such securities shall have ceased to be outstanding or (iv) when such securities have been sold in a private transaction in which the transferor’s rights under this Section 7(a) are not assigned to the transferee of such securities. The Investor agrees to disclose its ownership to STPK upon request to assist it in making the determination described above. The Investor agrees that STPK may suspend the use of any such registration statement, for a continuous period of up to 60 days not more than twice in any 12-month period, if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act of 1934, as amended (the “Exchange Act”). STPK’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to STPK such information regarding the Investor, the securities of STPK held by the Investor and the intended method of disposition of such

Annex H-8

Confidential
Shares as shall be reasonably requested by STPK to effect the registration of such Shares, and shall execute such documents in connection with such registration as STPK may reasonably request that are customary of a selling stockholder in similar situations.
b.   STPK shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Investor (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to STPK by or on behalf of the Investor expressly for use therein.
c.   Investor shall, severally and not jointly with any other Investor, indemnify and hold harmless STPK, its directors, officers, agents and employees, each person who controls STPK (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Investor furnished in writing to STPK by Investor expressly for use therein. In no event shall the liability of Investor be greater in amount than the dollar amount of the net proceeds received by Investor upon the sale of the Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Investor’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Investor.
8.   Additional Investor Agreement
a.   The Investor hereby agrees that, from the date of this Subscription Agreement, the Investor, its controlled affiliates, or any person or entity acting on behalf of Investor or any of its controlled affiliates or pursuant to any understanding with Investor or any of its controlled affiliates will not engage in any Short Sales with respect to securities of STPK prior to the Closing. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements). Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the Transaction (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made

Annex H-9

Confidential
by the portfolio managers managing other portions of such Investor’s assets, this Section 8 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Amount covered by this Subscription Agreement and (iii) nothing herein shall prohibit the Investor from engaging in derivative transactions of any kind, including, but not limited to, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through U.S broker dealers or non-U.S. broker dealers or foreign regulated brokers. STPK acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Investor effecting a pledge of Shares shall not be required to provide STPK with any notice thereof; provided, however, that neither STPK or their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by STPK in all respects.
9.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto and Stem to terminate this Subscription Agreement, (c) STPK’s notification to the Investor in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred, (d) the Outside Date (as defined in the Transaction Agreement), if the Closing has not occurred by such date, or (e) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such breach. STPK shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement.
10.   Trust Account Waiver.   The Investor acknowledges that STPK is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving STPK and one or more businesses or assets. The Investor further acknowledges that, as described in STPK’s prospectus relating to its initial public offering dated August 17, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of STPK’s assets consist of the cash proceeds of STPK’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of STPK, its public shareholders and the underwriter of STPK’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to STPK to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of STPK entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement, provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of any Shares other than the Shares purchased by it pursuant to this Subscription Agreement, pursuant to a validly exercised redemption right with respect to any such Shares.

Annex H-10

Confidential
11.   Miscellaneous.
a.   Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned; provided that the Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor or an affiliate thereof); provided, that no such assignment shall relieve the Investor of its obligations hereunder.
b.   STPK may request from the Investor such additional information as STPK may deem necessary to evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that, STPK agrees to keep any such information provided by Investor confidential except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which STPK’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide STPK with such requested information, STPK may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor hereby agrees that its identity and the Subscription Agreement, as well as the nature of the Investor’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the SEC and in any registration statement, proxy statement, consent solicitation statement or any other SEC filing to be filed by STPK in connection with the issuance of shares contemplated by this Subscription Agreement and/or the Transaction.
c.   The Investor acknowledges that the STPK, the Company (following the Closing), Stem (following the Closing), the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify STPK and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify STPK and the Placement Agents if they are no longer accurate in all respects). The Investor agrees that each purchase by the Investor of Shares from STPK will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase. The Investor further acknowledges and agrees that Stem and the Placement Agent shall be entitled to rely on the provisions of this Subscription Agreement of which Stem and the Placement Agent are each an express third party beneficiary on the terms and subject to the conditions set forth herein.
d.   The Company, Stem, STPK and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
e.   All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
f.   This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification or waiver by STPK of the provisions of this Subscription Agreement shall be effective without the prior written consent of Stem (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any

Annex H-11

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other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder. Notwithstanding anything to the contrary herein, Section 6, Section 11(c), Section 11(d), this Section 11(f) and Section 12 may not be modified, waived or terminated in a manner that is material and adverse to the Placement Agents without the written consent of the Placement Agents.
g.   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 9(b), Section 11(c), Section 11(d), Section 11(f) and this Section 11(g) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
h.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
i.   If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
k.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
l.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
(i)   if to Investor, to such address(es) or email address(es) set forth herein;
(ii)   if to, prior to the Closing, STPK or the Company, to:
Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
Attention:
Secretary

E-mail:
info@starpeakcorp.com

Annex H-12

Confidential
with a required copy to (which copy shall not constitute notice):
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:
Matthew R. Pacey, P.C.
William J. Benitez, P.C.

Email:
matt.pacey@kirkland.com
william.benitez@kirkland.com

m.   Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein except as otherwise set forth in this Subscription Agreement.
n.   THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(n).

Annex H-13

Confidential
12.   Non-Reliance and Exculpation.   The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their affiliates or any of its or their control persons, officers, directors and employees), other than the statements, representations and warranties of STPK expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in STPK. The Investor agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the respective controlling persons, officers, directors, partners, agents, or employees of any investor), (ii) the Placement Agents, their affiliates or any of its or their control persons, officers, directors or employees, or (iii) any other party to the Transaction Agreement, including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
13.   Disclosure.   STPK shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that STPK has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of STPK, the Investor shall not be in possession of any material, non-public information received from STPK or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with STPK, the Placement Agent or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, STPK shall not publicly disclose the name of the Investor, its investment advisor or any of their respective affiliates or advisers, or include the name of the Investor, its investment advisor or any of their respective affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which STPK’s securities are listed for trading; provided, however, that STPK shall provide Investor with prior written notice of such disclosure permitted under clauses (i) and (ii).
[SIGNATURE PAGES FOLLOW]

Annex H-14

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Shares are to be registered (if different):	Date: , 2020
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by STPK in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares received may be less than the number of Shares subscribed for.

IN WITNESS WHEREOF, Star Peak Energy Transition Corp. has accepted this Subscription Agreement as of the date set forth below.
STAR PEAK ENERGY TRANSITION CORP.
By:
Name:
Title:
Date:            , 2020

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):
1.
☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
C.
FINRA INSTITUTIONAL ACCOUNT STATUS
(Please check the applicable subparagraphs):

1.
☐ We are an “institutional account” under FINRA Rule 4512(c).

2.
☐ We are not an “institutional account” under FINRA Rule 4512(c).

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

Annex I
NOTICE OF EXERCISE
TO:
STEM, INC. (the “Company”)

Attention:
Chief Executive Officer

(1)
Exercise. The undersigned elects to purchase the following pursuant to the terms of the attached warrant:

Number of shares:

Type of security:

(2)
Method of Exercise. The undersigned elects to exercise the attached warrant pursuant to:

☐
A cash payment or cancellation of indebtedness, and tenders herewith payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

☐
The net issue exercise provisions of Section 2(b) of the attached warrant.

(3)
Conditional Exercise. Is this a conditional exercise pursuant to Section 2(e):

☐	Yes	☐	No
If “Yes,” indicate the applicable condition:
(4)
Stock Certificate. Please issue a certificate or certificates representing the shares in the name of:

☐
The undersigned

☐	Other — Name:

Address:

(5)
Unexercised Portion of the Warrant. Please issue a new warrant for the unexercised portion of the attached warrant in the name of:

☐
The undersigned

☐	Other — Name:

Address:

X
Not applicable

(6)
Investment Intent. The undersigned represents and warrants that the aforesaid shares are being acquired for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the shares, nor does it have any contract, undertaking, agreement or arrangement for the same, and all representations and warranties of the undersigned set forth in Section 11 of the attached warrant are true and correct as of the date hereof.

(7)
Investment Representation Statement and Market Stand-Off Agreement. The undersigned has executed, and delivers herewith, an Investment Representation Statement and Market Stand-Off Agreement in a form substantially similar to the form attached to the warrant as Exhibit A-1.

(8)
Consent to Receipt of Electronic Notice. Subject to the limitations set forth in Delaware General Corporation Law §232(e), the undersigned consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company’s certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number provided below (or to any other facsimile number for the undersigned in the Company’s records), (ii) electronic mail to the electronic mail address provided below (or to any other electronic mail address for the undersigned in the Company’s records), (iii) posting on an electronic network together with separate notice to the undersigned of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the undersigned. This consent may be revoked by the undersigned by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

(9)
Conditional Exercise Upon Closing of the Merger Agreement.

X	Yes	☐	No
If “Yes,” indicate the applicable condition:
Notwithstanding any provision to the contrary set forth in the warrant (including Section 2(e) thereof), the undersigned and the Company acknowledge and agree that the exercise of the warrant is conditioned upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger to be entered by and among the Company, Star Peak Energy Transition Corp. and its wholly-owned subsidiary (the “Merger Agreement”). If the Merger Agreement is terminated in accordance with its terms, the election by the undersigned to exercise the warrant pursuant to this Notice of Exercise shall automatically be deemed revoked. The undersigned and the Company acknowledge and agree that this Section 9 of the Notice of Exercise shall be deemed to amend the terms of the warrant in accordance with Section 13(a) thereof.
(Print name of the warrant holder)
(Signature)
(Name and title of signatory, if applicable)
(Date)
(Fax number)
(Email address)

Annex I-2

EXHIBIT A-l
INVESTMENT REPRESENTATION STATEMENT
AND
MARKET STAND-OFF AGREEMENT
INVESTOR:
COMPANY:
STEM, INC.

SECURITIES:
THE WARRANT ISSUED ON              (THE “WARRANT”) AND THE SECURITIES ISSUED OR ISSUABLE UPON EXERCISE THEREOF (INCLUDING UPON SUBSEQUENT CONVERSION OF THOSE SECURITIES)

DATE:

In connection with the purchase or acquisition of the above-listed Securities, the undersigned Investor represents and warrants to, and agrees with, the Company as follows:
1.   No Registration.   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein or otherwise made pursuant hereto.
2.   Investment Intent.   The Investor is acquiring the Securities for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. The Investor has no present intention of selling, granting any participation in, or otherwise distributing the Securities, nor does it have any contract, undertaking, agreement or arrangement for the same.
3.   Investment Experience.   The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, and has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Company and protecting its own interests.
4.   Speculative Nature of Investment.   The Investor understands and acknowledges that the Company has a limited financial and operating history and that its investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of its investment and is able, without impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.
5.   Access to Data.   The Investor has had an opportunity to ask questions of officers of the Company, which questions were answered to its satisfaction. The Investor believes that it has received all the information that it considers necessary or appropriate for deciding whether to acquire the Securities. The Investor understands that any such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company’s business and prospects, but were not necessarily a thorough or exhaustive description. The Investor acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.
6.   Accredited Investor.   The Investor is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission and agrees to submit to the Company such further assurances of such status as may be reasonably requested by the Company. The Investor has furnished or made available any and all information requested by the Company or otherwise necessary to satisfy any applicable verification requirements as to “accredited investor” status. Any such information is true, correct, timely and complete.
7.   Residency.   The residency of the Investor (or, in the case of a partnership or corporation, such entity’s principal place of business) is correctly set forth on the signature page hereto.

8.   Restrictions on Resales.   The Investor acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a “broker’s transaction,” a transaction directly with a “market maker” or a “riskless principal transaction” (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Investor acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Securities and that, in such event, the Investor may be precluded from selling the Securities under Rule 144 even if the other applicable requirements of Rule 144 have been satisfied. The Investor understands and acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Securities. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for those offers or sales and that those persons and the brokers who participate in the transactions do so at their own risk.
9.   No Public Market.   The Holder understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company’s securities.
10.   Brokers and Finders.   The Investor has not engaged any brokers, finders or agents in connection with the Securities, and the Company has not incurred nor will incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Securities.
11.   Legal Counsel.   The Investor has had the opportunity to review the Warrant, the exhibits and schedules attached thereto and the transactions contemplated by the Warrant with its own legal counsel. The Investor is not relying on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by the Warrant.
12.   Tax Advisors.   The Investor has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by the Warrant. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Warrant.
13.   Market Stand-off.   The Investor agrees that the Investor shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any common stock (or other securities) of the Company held by the Investor (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), provided that all officers and directors of the Company and holders of at least one percent (1%) of the Company’s voting securities are bound by and have entered into similar agreements. The obligations described in this section shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each certificate with a legend with respect to the shares of common stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. The Investor agrees to execute a market stand-off agreement with the relevant underwriters in customary form consistent with the provisions of this section.
14.   No “Bad Actor” Disqualification.   Neither Investor nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members is subject to any of the of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) under the Securities Act and disclosed reasonably in advance of the purchase or acquisition of the Securities in writing in reasonable detail to the Company.
(signature page follows)

The Investor is signing this Investment Representation Statement and Market Stand-Off Agreement on the date first written above.
INVESTOR

(Print name of the investor)

(Signature)

(Name and title of signatory, if applicable)

(Street address)

(City, state and ZIP)

Annex J
Final Form
FORM OF LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2020 by and among (i) Star Peak Energy Transition Corp., a Delaware corporation (together with its successors, “STPK”), (ii) Stem, Inc., a Delaware corporation (the “Company”), and (iii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined below).
WHEREAS, STPK, STPK Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of STPK (“Merger Sub”), and the Company [entered into that // are substantially contemporaneously entering into that] certain Agreement and Plan of Merger, [dated as of [•] // on or about the date hereof] (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of STPK (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Closing shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive newly issued STPK Common Shares and [STPK Options], all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;
WHEREAS, as of the date hereof, Holder is a holder of equity securities of the Company in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and
WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the STPK Common Shares and STPK Options, as applicable, to be received by Holder as consideration in the Merger, including any STPK Common Shares underlying the STPK Options (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:
1.   Lock-up Provisions.
(a)   Holder hereby agrees not to (1) Transfer any Restricted Securities from and after the Closing and until the earlier of (x) the six (6) month anniversary of the date of the Closing and (y) the date after the Closing on which STPK completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of STPK’s stockholders having the right to exchange their equity holdings in STPK for cash, securities or other property (clause (y), a “Liquidity Event”, and such period, the “Lock-up Period”), and (2) from and after the execution of the Merger Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of STPK Common Shares or STPK Warrants; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to STPK and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) in the case of Holder being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (B) in the case of Holder being an individual, by virtue of laws of descent and distribution upon death of Holder; (C) in the case of Holder being an individual, pursuant to a qualified domestic relations order; (D) by pro rata distributions from Holder to its members, partners, or shareholders pursuant to the Holder’s organizational documents; (E) by virtue of applicable law or the Holder’s organizational documents upon liquidation or dissolution of Holder; (F) to STPK for no value for cancellation in connection with the consummation of a Liquidity Event; (G) in the event of STPK’s liquidation prior to the completion of a Liquidity Event; (H) in the event of completion of a liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the STPK’s holders of STPK Common Shares having the right to exchange their STPK Common Shares for cash, securities or other property subsequent to the completion of a Liquidity Event; or (I) to any employees, officers, directors or members of the Holder or any affiliates of the Holder.
(b)   If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and STPK shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, STPK may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-up Period.
(c)   During the Lock-up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF NOVEMBER [•], 2020, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(d)   For the avoidance of any doubt, (i) Holder shall retain all of its rights as a stockholder of STPK during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in clause (1) of Section 1(a) shall not apply to any STPK Common Shares or other securities of STPK acquired by Holder in open market transactions or in any public or private capital raising transactions of STPK or otherwise to any STPK Common Shares (or other securities of STPK) other than the Restricted Securities.
2.   Miscellaneous.
(a)   Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect; provided that, such termination shall not affect any Liability on the part of any party for (i) a material breach of any covenant or agreement set forth in this Agreement prior to such termination or (ii) Fraud.

(b)   Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of STPK, the Company and Sponsor. Each of STPK and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.
(c)   Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, that Star Peak Sponsor, LLC, a Delaware limited liability company (“Sponsor”), shall be an express third party beneficiary of this Agreement and shall have the right to enforce the terms of this Agreement directly against Holder as if Sponsor were an original party hereto.
(d)   Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies. This Agreement and all related Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 8.16 (Jurisdiction) of the Merger Agreement and, subject to Section 2(i) hereof, Section 8.17 (Remedies) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.
(e)   Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
(f)   Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (i) all references to Articles or Sections are to Articles or Sections of this Agreement; and (j) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(g)   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:
If to STPK prior to the Closing, to:		With a copy (which will not constitute notice) to:
Star Peak Energy Transition Corp. 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201		Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002
Attention:	Secretary	Attention:	Matthew R. Pacey, P.C.
E-mail:	info@starpeakcorp.com		William J. Benitez, P.C.
		Email:	matt.pacey@kirkland.com
william.benitez@kirkland.com
If to the Company prior to the Closing, to:		With a copy (which shall not constitute notice) to:
Stem, Inc. 100 Rollins Road Millbrae, CA 94030		Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193
Attention:	William Bush	Attention:	John Gaffney
Email:	bill.bush@stem.com		Evan D’Amico
		Email:	jgaffney@gibsondunn.com
edamico@gibsondunn.com

If to STPK or the Company after the Closing, to:		With copies (which shall not constitute notice) to:
Stem, Inc. 100 Rollins Road Millbrae, CA 94030		Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193
Attention:	William Bush	Attention:	John Gaffney
Email:	bill.bush@stem.com		Evan D’Amico
		Email:	jgaffney@gibsondunn.com
edamico@gibsondunn.com
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(h)   Amendments and Waivers. This Agreement may be amended or modified only with the written consent of STPK, the Company, Sponsor and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. STPK and the Company hereby represent, warrant, covenant and agree that (i) if any Lock-Up Agreement signed by a stockholder of the Company in connection with the transactions contemplated hereby is amended, modified or waived in a manner favorable to such stockholder and that would be favorable to Holder, this Agreement shall be contemporaneously amended in the same manner and STPK shall provide prompt notice thereof to Holder, and (ii) if any such stockholder is released from any or all of the lock-up restrictions under its Lock-UP Agreement, Holder will be similarly and contemporaneously released from the lock-up restrictions hereunder (which, for the avoidance, of doubt will include a release of the same percentage of Holder’s Restricted Securities) and STPK shall provide prompt notice thereof to Holder.
(i)   Authorization on Behalf of STPK. In the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of STPK or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of STPK or any of its current or future Affiliates in connection with this Agreement or any dispute or Proceeding with respect hereto.
(j)   Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and STPK and the Company will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of STPK and the Company (or Sponsor on their behalf) shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.
(k)   Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of STPK and the Company or any of the obligations of Holder under any other agreement between Holder and STPK or the Company or any certificate or instrument executed by Holder in favor of STPK or the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of STPK or the Company or any of the obligations of Holder under this Agreement.
(l)   Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
(m)   Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.
* * * * *

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.
Star Peak Energy Transition Corp.
By:
Name:
Title:
Stem, Inc.
By:
Name:
Title:
Signature page to Lock-up Agreement

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.
Holder:
Name of Holder: [ ]
By:
Name
Title:
Number and Type of Company Securities:
[Company Common Stock]:
[Company Preferred Stock]:
[Company Options]:

Address for Notice:
Address:

Facsimile No.:
Telephone No.:
Email:
Signature page to Lock-up Agreement

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Our amended and restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.
Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a)
A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)
A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)
(1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of this paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence). (2) The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.
(d)
Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)
Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)
The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)
A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)
For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)
For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)
The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)
The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation, provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.
If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.
Our amended and restated certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.
Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.
The right to indemnification which is conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.
The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.
Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
We have entered into indemnification agreements with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.
Exhibit	Description
2.1***††	Agreement and Plan of Merger, dated as of December 3, 2020 (included as Annex A to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (001-39455) filed by the Registrant on December 4, 2020).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-39455) filed by the Registrant on August 20, 2020).
3.2	Bylaws (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form S-1 (File No. 333-240267), filed by the Registrant on July 31, 2020).
3.3***	Second Amended and Restated Certificate of Incorporation (included as Annex B to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
3.4***	Amended and Restated Bylaws (included as Annex C to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
4.1	Warrant Agreement, dated August 20, 2020, by and between the Registrant and Continental
Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-39455), filed by the Registrant on
August 20, 2020).
5.1***	Opinion of Kirkland & Ellis LLP.
10.1	Letter Agreement, dated August 20, 2020, by and among the Company, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-39455), filed by the Registrant on August 20, 2020).
10.2	Administrative Support Agreement, dated August 20, 2020, by and between the Registrant and Star Peak Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-39455), filed by the Registrant on August 20, 2020).
10.3	Private Placement Warrant Purchase Agreement, dated August 17, 2020, by and between the
Registrant and Star Peak Sponsor LLC (incorporated by reference to Exhibit 10.1 to the
Current Report on Form 8-K (File No. 001-39455), filed by the Registrant on August 20,
2020).
10.4	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the Current
Report on Form 8-K (File No. 001-39455), filed by the Registrant on December 4, 2020, and included as Annex G to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current
Report on Form 8-K (File No. 001-39455), filed by the Registrant on December 4, 2020, and included as Annex H to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.6***†	Stem, Inc. 2020 Stock Incentive Plan (included as Annex E to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.7	Form of Lock-Up Agreement, by and among the Registrant and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-39455), filed by the Registrant on December 4, 2020, and included as Annex J to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

Exhibit	Description
10.8***	Form of Notice of Exercise (included as Annex I to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.9***	Form of Executive Employment Agreement
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Deloitte & Touche LLP.
23.3***	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 hereto).
24.1***	Powers of Attorney (included as part of signature page hereto).
99.1***	Form of Letter of Transmittal.
99.2***	Form of Proxy Card for Registrant Special Meeting in Lieu of the 2021 Annual Meeting.
99.3***	Form of Written Consent to be used by stockholders of Stem, Inc.

*
Filed herewith.

**
To be filed by amendment.

***
Previously filed.

†
Indicates management contract or compensatory plan or arrangement.

††
Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings.
A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, State of Illinois, on March 24, 2021.
STAR PEAK ENERGY TRANSITION CORP.
By: /s/ Eric Scheyer Name: Eric Scheyer Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Eric Scheyer Eric Scheyer	Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2021
* Michael D. Wilds	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)	March 24, 2021
* Michael C. Morgan	Chairman of the Board	March 24, 2021
* Adam E. Daley	Director	March 24, 2021
* Alec Litowitz	Director	March 24, 2021
* Desirée Rogers	Director	March 24, 2021
* C. Park Shaper	Director	March 24, 2021
By:	/s/ Eric Scheyer Eric Scheyer Attorney-in-fact